Form 20-F
period 2001-12-31
BALATON POWER INC
filed 2002-07-15
CIK 1132704

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001 (with other information to June 30, 2002 except where otherwise noted)
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 0-32255

BALATON POWER INC.
(Exact name of Registrant specified in its charter)

BALATON POWER INC.
(Translation of Registrant's name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

1311 Howe Street, 2nd Floor
Vancouver, British Columbia, Canada
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of the Company's only class of capital stock as on December 31, 2001 (date of last audited financial statement herein) was 21,004,194 Common Shares Without Par Value.

The number outstanding on June 30, 2002 was 24,101,004 (unaudited).

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17	[X]	Item 18	[ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this document are, unless otherwise indicated, expressed in United States dollars.

PART 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS OF BALATON

A. Directors and Senior Management (as at June 30, 2002)
Name and Business Address	Position with the Company
Rodney E. Smith 1197 Main Street Boise, Idaho 83702	President, Chief Executive Officer and Director
Patrick Lavin 2nd Floor, 1311 Howe Street Vancouver, British Columbia Canada V6Z 2P3	Chief Financial Officer and Secretary
Maureen E. O'Brien 1197 Main Street Boise, Idaho 83702	Chief Operating Officer
Daniel E. Pfeiffer 1197 Main Street Boise, Idaho 83702	Vice President, Business Development
Robert W. Stewart 2nd Floor, 1311 Howe Street Vancouver, British Columbia Canada V6Z 2P3	Vice President, Corporate Communications
Paul A. (Pat) Trude 3 Chemin de la Pointe Mansonville, Quebec Canada J0E 1X0	Director
Thomas R. Saunders 325 - 744 W. Hastings Street Vancouver, British Columbia Canada V6C 1A5	Director
Martina Fischer Kaessner 201 - 222 West 4th Street North Vancouver, British Columbia Canada V7M 1H7	Director

B. Advisers

Banker:

TD Canada Trust
1400 Lonsdale Avenue
North Vancouver, British Columbia
V7M 2J1

Legal Counsel:

Lang Michener
Barristers and Solicitors
Suite 1500, 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

C. Auditors:

(Canadian)
Buckley Dodds, Chartered Accountants
1140 - 1185 West Georgia Street
Vancouver, British Columbia
Canada V6E 4E6

Buckley Dodds is a member of the Canadian Institute of Chartered Accountants, the primary professional self-regulatory organization and standard setter for Canadian public accountant auditors.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is a Registration Statement under the Exchange Act)

ITEM 3. KEY INFORMATION

The Company's annual report on Form 20F containing its December 31, 2001 audited financial statements is due to be filed on or before June 30, 2002.

A. Selected Financial Data

The following constitutes selected financial data derived from the audited financial statements for the Company for the last five fiscal years ended December31, 2001 (see Item 17). The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada ("CDN GAAP").

(US$)	As at December 31
Balance Sheet Data	2001	2000	1999	1998	1997
Total assets according to financial statements (CDN GAAP)	$257,722	$375,319	$810	$521	$162
Total Assets (US GAAP)	257,722	375,319	756	413	nil
Total liabilities	223,974	97,821	17,065	167,362	134,603
Share capital	2,636,816	2,636,816	1,881,709	1,663,851	1,543,912
Deficit (CDN GAAP)	$(3,058,184)	$(2,362,024)	$(1,897,964)	$(1,830,693)	$(1,678,352)
Deficit (US GAAP)	$(3,058,184)	$(2,362,024)	$(1,898,018)	$(1,830,801)	$(1,678,514)

(US$)	As at December 31
Period End Balances (as at)	2001	2000	1999	1998	1997
Working capital	$(145,503)	$194,593	$(16,903)	$(166,950)	$(130,687)
Capital assets, net	181,471	45,474	--	--	--
Shareholders= equity	33,748	277,498	(16,255)	(166,842)	(130,525)
Number of outstanding Shares	21,004,194	21,004,194	6,443,709	3,303,064	3,303,064

No cash or other dividends have ever been declared.

(US$)	As at December 31
Statement of Operations Data	2001	2000	1999	1998	1997
Investment and Other Income	$277	$6,789	$--	$--	$--
General and administrative expenses	696,437	470,849	67,271	36,317	26,874
Loss according to financial statements (CDN GAAP)	(696,160)	(464,060)	(67,271)	(36,317)	(26,874)
Loss per Common Share	(0.03)	(0.02)	(0.07)	(0.04)	(0.03)
Loss per Share (US GAAP)[2]	(0.03)	(0.02)	(0.07)	(0.04)	(0.03)

Note: Statement of Financial Accounting Standards No.128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS128 applies equally to loss per share presentations.

Note: Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

On May31, 2002 the Federal Reserve noon rate for Canadian Dollars was US$1.00:CDN$1.5275. The following table sets out the high and low exchange rates, based on the noon buying rates as posted on the Bank of Canada website (www.bankofcanada.ca) , for the conversion of Canadian dollars into United States for each month during the previous six months.

Monthly Low and High Exchange Rates:

Month	Low	High
May 2002	1.53	1.57
April 2002	1.56	1.60
March 2002	1.58	1.60
February 2002	1.59	1.61
January 2002	1.59	1.61
December 2001	1.56	1.60

The following table sets out for the five most recent financial years, the average rates for each period, calculated by using the average of the exchange rates on the last day of each month during the period as posted on the Bank of Canada website (www.bankofcanada.ca) for the conversion of Canadian dollars into United States dollars in effect.

	For year ended December 31,
	2001	2000	1999	1998	1997
End of Period	1.59	1.52	1.47	1.54	1.42
Average for Period	1.55	1.49	1.49	1.48	1.38
High for Period	1.60	1.56	1.53	1.58	1.44
Low for Period	1.49	1.43	1.44	1.41	1.34

See Item17 for accompanying audited year end financial statements (prepared in accordance with Canadian GAAP) for further details.

B. Capitalization and Indebtedness

As at March 31, 2002, the end of the Company's most recently completed quarter following its year end, the following charts detail the Company's capitalization and indebtedness:

Indebtedness	Amount
Guaranteed	Nil
Unguaranteed	See unsecured
Secured	$160,243
Unsecured:
Arms length third parties	$204,351
Related parties	$103,875
Total indebtedness	$468,469
Share Capital	$2,636,816
Subscriptions Received	$533,860
Contributed Surplus	$2,706
Total capitalization	$3,641,851

C. Reasons for the Offer and Use of Proceeds

Not applicable (this is a Registration Statement under the Exchange Act)

D. Risk Factors

Company with No History of Earnings. The Company has no operating history, no revenues and is subject to all of the risks inherent in a start-up business enterprise including lack of cash flow and service acceptance.

Development and Market Acceptance of Services. The Company's success and growth will depend upon the Company's ability to construct hydroelectric facilities and the acceptance of its products, including the Pisces Product referred to in Item4 of this document, in relation to hydroelectric facilities.

Liquidity; Need for Additional Financing. The Company believes that it does not have sufficient funds to meet its twelve month cash requirement forecast based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favourable to the Company. The Company may suffer from a lack of liquidity in the future, which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

Patents. The Company has obtained a license to manufacture and sell the Pisces Product detailed in Item 4 of this document. There is no assurance, however, that third parties may not infringe on the patents. In order to protect the patent rights, the Company or the patent owners may have to file lawsuits and obtain injunctions. If the Company does that, it will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if the Company or patent holders obtain the injunctions, there is no assurance that those infringing on the patents will comply with the injunctions. Further, the Company or patent holders may not have adequate funds available to prosecute actions to protect the patents, in which case those infringing on the patents could continue to do so in the future.

Competition. There are numerous competitors engaged in small hydro-electric "run-of-river" projects. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete indirectly with all other forms of energy delivery.

Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day-to-day affairs of the Company.

Issuance of Additional Shares. The Company is authorized to issue 700,000,000 common shares. 24,101,004 common shares were issued and as at June 30, 2002, 675,898,996 or 97% of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons, except as otherwise disclosed in this document, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

Indemnification of Officers and Directors for Securities Liabilities. The laws of the Province of British Columbia provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Company Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Cumulative Voting, Pre-emptive Rights and Control. There are no pre-emptive rights in connection with the Company's common stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

The Company's Management May Not Be Subject to U.S. Legal Process. As Canadian citizens and residents, the Company's directors and officers may not subject themselves to U.S. legal proceedings so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., the Company's insiders may have defences available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. The Company's management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, the Company's shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

ITEM 4. INFORMATION ON THE COMPANY

SUMMARY

A. History and Development

The Company was incorporated under the laws of the Province of British Columbia on June 25, 1986. The Company is in the start-up stage and has initiated limited operations. The Company's primary business purpose is the construction, installation and sale of "low impact" run-of-the-river hydroelectric power production systems (throughout this document referred to as the "System") which incorporates a patent pending fish protective water inlet device (throughout this document referred to as the "Pisces"). The Company is also proposing the manufacture and sale of the Pisces; the sale of the Balaton Remote Integrated Monitoring and Control System (throughout this document referred to as the "BRIMAC"); and, the sale of electricity resulting from the operation of the System at Company owned sites. The System is designed to produce "green"/renewable electricity. A green system is one which generates electricity from non-carbon based fuels and does not adversely impact the flows of rivers or aquatic life and is considered "low impact" on the environment.

As of the date hereof, the Company has not constructed, installed or sold any Systems, Pisces (other than its tested prototypes) or BRIMACs and does not generate or distribute any electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, Pisces or BRIMACs to anyone or that the Company will ever generate and sell electricity to anyone.

On March 11th, 2002, the Company's wholly-owned subsidiary, Balaton Power USA Inc., an Idaho company, entered into a Stock Purchase and Business Review Agreement with Hydro Energy Development Corporation ("HEDC"), a Washington corporation, whereby BPIUSA agreed to purchase and HEDC agreed to sell the following:

(a) For a consideration of $50,000, BPIUSA agreed to purchase and HEDC agreed to sell all of the issued and outstanding shares of seven Washington State companies, comprising 11 unlicensed hydro-electric sites with a combined 80MW power generation potential. This amount was paid subsequent to year-end; and

(b) For a consideration of a further $50,000, BPIUSA agreed to purchase and HEDC agreed to sell all of the issued and outstanding shares of three Washington State companies, comprising three fully licensed hydro-electric sites with a combined 20MW power generation potential.

On January 14, 2001, the Company entered into an Agreement in Principle, which supercedes an earlier agreement dated August 25, 2000 with Mr. Vernon Ravenscroft ("Ravenscroft") of Bliss, Idaho to acquire a one-third interest in Ravenscroft's hydro-electric power production facility and site (the "Site") together with a power purchase agreement with Idaho Power Company. In consideration, the Company has agreed to:

(a) lease from Ravenscroft one-third immediate participating interest in the Site for the total lease price of $7,250 per month for an initial term of 60 months ("Lease Term") commencing on February 1, 2001 or such later date as agreed between the parties;

(b) purchase from Ravenscroft certain equipment for the Site's fourth line for $385,000, which includes the issuance of 100,000 common shares of the Company at $0.75 per share, subject to regulatory approval. During the year, the Company made payments totalling $161,230 towards the purchase of equipment for the fourth line;

(c) incur the cost of installation of the fourth line; and

(d) enter into a consulting agreement with Ravenscroft whereby Ravenscroft will assist the Company in its efforts to acquire additional sites.

Furthermore, the Company and Ravenscroft agree to share the existing Site operating and maintenance costs on a pro-rata basis whilst the Company will be responsible for all of the operating and maintenance costs of the fourth line.

In addition, the Company has the right of first refusal to purchase 100% of the Site for $250,000 to be exercised on or before the expiration of the Lease Term. In the event the Company chooses not to exercise the right of first refusal, Ravenscroft will repurchase the Site by returning 50,000 common shares to the Company.

B. Business Overview

The primary business of the Company is the manufacture, distribution and sale of hydroelectric power production systems, the development/operation of company owned and operated hydroelectric power production sites, and the manufacture, distribution and sale of protective fish water inlet devices. The Company intends to install its first system near Bliss, Idaho on the Ravenscroft Site, once the Company has completed its acquisition of a 33% working interest in the site. The Company intends to subcontract the installation of their Systems on the HEDC sites and has been approached by two major international firms who have expressed interest to provide "turn key" systems on these sites.

The major components that make up the Balaton hydroelectric power production system incorporate industry standard, off-the-shelf generator components, electricity conversion and transmission components and related ancillary hardware, all of which are readily available from a variety of industry recognized leaders in the manufacture and supply of these components as well as for the turbines, which will be built to an exacting size in order to specifically address the output capability of a site on a site-by-site basis, or in other words, all components will be "site specific." Once the site has been permitted for development, if necessary, the Company will then undertake a variety of studies that may include one or more of the following: an aquatic species survey, a botanical species survey, an endangered species survey, a topographical and project features survey, a cultural resources study, a geological study, a soils classification study and a water quality study. The approximate outside cost of undertaking all of these required surveys and studies is $150,000 to $250,000, and will be paid for, initially, by budgeted funds of the Company. The financing for site development and system installation will be funded separately through traditional industry standard financial structures. The funds required to finance and complete the Ravenscroft site acquisition and facilitate further testing of the Pisces will be generated as a result of a private placement to be undertaken by the Company. There is no guarantee that the private placement of the Company's shares will be realized or that the Company will be able to raise additional funds through loans from officers, directors, shareholders or through debt financing.

Construction and Acquisition of Systems

The Company intends to install its initial System in the State of Idaho on the Ravenscroft Site. In addition, the Company has recently been granted four preliminary permits by FERC for sites located near Bliss, Idaho. After preliminary engineering studies, the Company believes these sites have a potential to produce up to 20MW of electricity on an annual basis. The Company has an additional three sites on which applications procedures have been initiated.

The Company has made payments totalling approximately $161,000 towards its acquisition of a 33% working interest in the Ravenscroft Site, a site that is considered a seasonal producer of electricity which is and has been in operation for 18 years and produced approximately 3MW of electricity in 2001. The site is located on the Malad River, approximately three miles outside of Bliss, Idaho. The site is situated on agricultural land and is fed by a reservoir system that is filled by rain, run-off and melting snow pack. The current system consists of three turbines, three generators and miscellaneous electricity conversion and transmission equipment and a "power house," which contains computer and manually operated monitoring equipment and controls. The power generated from the site is purchased by the Idaho Power Company and there are approximately 18 years remaining on the power purchase agreement between the owner and Idaho Power. There is no assurance, however, that the Company will ever acquire a working interest in the facility.

Under the terms of the Agreement in Principle with Ravenscroft dated January 14, 2001, the Company has agreed to:

(a) lease from Ravenscroft one-third immediate participating interest in the Site for the total lease price of $7,250 per month for an initial term of 60 months ("Lease Term") commencing on February 1, 2001 or such later date as agreed between the parties;

(b) purchase from Ravenscroft certain equipment for the Site's fourth line for $385,000, which includes the issuance of 100,000 common shares of the Company at $0.75 per share, subject to regulatory approval. During the year, the Company made payments totalling $161,230 towards the purchase of equipment for the fourth line. The Company expects to raise the remaining required funds through a series of private placements;

(c) incur the cost of installation of the fourth line; and

(d) enter into a consulting agreement with Ravenscroft whereby Ravenscroft will assist the Company in its efforts to acquire additional sites.

Furthermore, the Company and Ravenscroft agree to share the existing Site operating and maintenance costs on a pro-rata basis whilst the Company will be responsible for all of the operating and maintenance costs of the fourth line.

In addition, the Company has the right of first refusal to purchase 100% of the Site for $250,000 to be exercised on or before the expiration of the Lease Term. In the event the Company chooses not to exercise the right of first refusal, Ravenscroft will repurchase the Site by returning 50,000 common shares to the Company.

The Company intends to use the facility for ongoing research and development, as a demonstration system, and to generate revenue for the Company.

The Pisces

The Pisces, a fish protective water inlet device, is a mechanical system designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. The Pisces will be manufactured utilizing a combination of materials ranging from poly-composite plastics to hybrid metal alloys. The Pisces will also be built on a site-specific basis and manufacturing of the Pisces units will also be tendered out as outlined for the system components as mentioned above. The Company will be incorporating the Pisces unit as a method of water extraction on Company developed sites that do not require certification of such a device for use on bodies of water that are regulated under the Clean Water Act and designated as a body of water that is a habitat for an endangered species as listed by the Endangered Species Act ("ESA"). The Company will also be developing sites where the Pisces method of water extraction will not be utilized because of existing water diversion structures such as a dam, weir or canal spillway, that has already been approved by the Federal Energy Regulatory Commission ("FERC"), and is for example, only being used for irrigation purposes. The Company has completed its first field testing in connection with the Yakima Indian Nation of Washington State. The tests were conducted by Entrix Inc., and initial test results have shown the Pisces to work in the manner for which it was designed.

Patent

Rodney Smith, a Director and officer of the Company, and Colin Hall have transferred all of their right, title and interest in the Pisces design and its derivatives to Balaton Power Corporation S.A. ("BSA"). BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of "Pisces." The Pisces is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of Pisces was conducted in the spring of 2000 at a laboratory in North Vancouver, British Columbia, Canada.

BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000.

The BRIMAC System

The development and distribution of the Company's BRIMAC system is a secondary target market for the Company, however the Company believes that it could ultimately provide a considerable additional revenue stream for the Company. The BRIMAC (Balaton Remote Integrated Monitoring and Control) system, is identified as a combination of water monitoring and data collection sensors that are mounted on a Pisces or a derivation of the Pisces water intake device, and assembled to gather data regarding water temperature, toxic and non-toxic chemical analysis, flow rates, oxygen and nitrogen content, etc. The potential market involves the collection and analysis of water quality data throughout the United States. The collection of such data has to date, primarily been accomplished by technicians in the field who physically attend a location and manually gather the data for on-site and/or in-lab analysis. This costs state and federal agencies billions of dollars annually. The State of Idaho alone has allocated $900 million over the next eight years for its river data collection process. Also the monitoring of the Total Maximum Daily Load ("TMDL"), the identification of non-source point pollution in rivers, streams, lakes and reservoirs is a tool that the Clean Water Act uses to bring polluted waters into compliance with the EPA's water quality standards. States are required to provide the EPA with TMDL readings, however, at present only 6 states have sufficient data collection to comply. The states will require federal financial resources to adequately develop scientifically and legally defensible TMDLs and Congress is preparing to grant billions of dollars to provide states with the means to address non-point source pollution and meet federal water quality goals.

The Company anticipates the development of the BRIMAC system to begin in the third quarter of 2002 with distribution commencing possibly in the first quarter of 2003. Estimated costs to develop the initial BRIMAC system are $50,000. The off-the-shelf components that will make up the BRIMAC system are readily available, widely used in the oil and gas industry and are adaptable to BRIMAC requirements by modifying operating software programs. The system will be distributed by licensing its distribution to third party corporate entities that are engaged in the distribution and marketing of industry related products, goods and services.

Protection of Aquatic Life

Hydroelectric facilities are required to operate under guidelines and approval of the FERC. Section 18 of the FERC licensing procedure requires that the facility has provided a safe environment for fish in accordance with a "fish prescription" that will prevent, reduce and/or eliminate the entrainment and/or impingement of fish at the water intakes of hydroelectric production facilities. The Company believes that the Pisces has been tested sufficiently to date to meet the status of an acceptable "fish prescription" that will greatly prevent, reduce and/or eliminate the entrainment and/or impingement of fish in the intake system and therefore would be in compliance with Section 18 of FERC. Phase I testing of the Pisces was favourable in demonstrating the units' viability regarding preliminary flow and water extraction rates from specific water column levels along with other flow dynamics and characteristics. The Company has not submitted an application to FERC for recognition of the Pisces unit at this time. The recognition by FERC of a particular applicant's fish prescription is handled on a site-by-site basis relative to the type of fish found inhabiting the site, if any at all.

The Company intends to further research, develop and test the Pisces to the extent necessary to make a formal application to the National Marine Fisheries Service ("NMFS") to obtain certification from NMFS for a designation as the "BTA" ("Best Technology Available") which will facilitate the marketing of the Pisces as an agency certified fish protective device for use as a water intake device at existing hydroelectric sites, industrial water use facilities and irrigation sites that may contain species of fish that may be listed as either threatened or endangered by the Endangered Species Act.

The Company estimates that the cost to test the Pisces to the level required for application to NMFS will be approximately $250,000 and has completed its first field testing at a cost of approximately $100,000. In addition, the Company also intends to apply for grants that may be made available by the federal and state governments for the testing of devices with the potential for enhanced fish protection at water intake sites. This phase of testing and review possibly leading to NMFS approval could take up to 2 years from the date of submission and approval as the BTA by NMFS may not be realized.

As of the date hereof, the Company has not installed or sold any Systems, Pisces (other than its tested prototypes) or BRIMACs and does not generate or distribute any electricity to anyone. There is no assurance that the Company's plans to construct, install or sell any Systems, Pisces or BRIMACs to anyone will occur or that the Company will ever generate and sell electricity to anyone. At this time the Company has no revenue from its current business activities and losses from operations to December31, 2001 of $1,162,327.

Deregulation of the Electric Utility Industry

The Energy Policy Act of 1992 provided that businesses other than traditional electric utilities could generate electricity and sell it at wholesale prices.

On April 24, 1996, the FERC issued Order 888 which provided for the non-discriminatory open access transmission services by investor-owned utilities.

With few exceptions, utilities accepted the changes and complied with the new requirements. Virtually all transmission-owned utilities have filed tariffs that state the rates, terms and conditions for comparable service to third party users of their transmission systems and has entered into discussions with two major international firms who have expressed interest to provide "turn key" systems on these sites.

Current Regulation

Wholesale competition in the electricity utility sector is the focus on the federal level, while retail competition rests with the states. On the federal level, the reliability of wholesale (bulk power) grid is of most concern. Presently, the national grid consists of loosely aligned regional operations. Each regional market is structured and administered somewhat differently with little coordination between regions. Therefore, when one regional market encounters price or supply difficulty, it usually must resolve its own problem. The benefits of deregulation will not be realized until more efficient and reliable interstate markets are developed creating a seamless wholesale interstate market. The effort has been delayed pending a determination if FERC or state utility commissions will regulate United States electricity transmission.

States are being allowed to establish their own rules for open competition at the retail level. As of October 23, 2000, twenty-three states and the District of Columbia have enacted legislation implementing retail choice. In twenty other states, deregulation at the retail level is being investigated by state commissions or legislative bodies.

Market for Electricity

The market for electricity production and transmission in the United States is deregulated. The overall market is mature.

Lack of government incentives available in the United States

Power shortages and brownouts are predicted in the United States. In spite of this, energy conservation has not gained wide acceptance and has had little impact on significantly reducing energy consumption. This situation can be attributed mainly to inadequate energy conservation campaigns and a lack of incentives for promoting efficient energy use.

Design and Construction of the Hydro Electric Power Production Systems

A System will consist of a water intake, penstock, turbine, generator and power station. Water is diverted from the river or stream into a channel. Water is then gathered by the Pisces, directed to and through the penstock to the turbine. The energy produced by the turbine is transferred to the generator which produces electricity which is transmitted to the power station where transformers convert the electricity to the proper current and is then transmitted to the buyers of electricity. After the water passes through the turbines it is returned to the river or stream through the channel.

The Systems will be designed by the Company and will be unique, or "site specific" to the location of installation. Installation of Systems will be accomplished through independent construction contractors. At the present time the Company has not entered into any agreements with anyone to construct any Systems. The Company believes that there are a number of contractors capable of constructing the Systems.

Management and Employees

The Company is a start-up stage Company and currently has no employees other than its Officers and Directors. The Company intends to hire additional employees as needed. The Company intends to require all of its officers, directors and other key employees to enter into non-competition agreements with terms of eighteen months to three years after termination of employment with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary know-how or technology or adequate remedies in case of breach and has entered into discussions with two major international firms.

Company's Offices

The Company's corporate offices are located on the 2nd Floor at 1311 Howe Street, Vancouver, British Columbia, Canada V6Z 2P3 and its telephone number is (604) 691-1783. The Company also maintains its operations office at 1197 Main Street, Boise, Idaho 83702 and its telephone number in Boise is (208) 388-0720 which is where the CEO, COO and VP Business Development are located.

C. Organizational Structure

The Company owns all of the issued and outstanding securities of the following companies:

* * * * * * * *

Balaton Power USA Inc. (incorporated under the laws of the State of Idaho)
Cascade River Hydro, Inc. (incorporated under the laws of the State of Washington)
Nooksack River Hydro, Inc. (incorporated under the laws of the State of Washington)
Skagit River Hydro, Inc. (incorporated under the laws of the State of Washington)
Skookum Hydro, Inc. (incorporated under the laws of the State of Washington)
Skykomish River Hydro, Inc. (incorporated under the laws of the State of Washington)
Warm Creek Hydro, Inc. (incorporated under the laws of the State of Washington)
Washington Hydro Development Corporation. (incorporated under the laws of the State of Washington)

D. Property, Plants and Equipment

Currently the Company does not own any property. The Company's offices are leased premises located on the 2nd Floor at 1311 Howe Street, Viva Tower, Vancouver, British Columbia, Canada V6Z 2P3. The Company's telephone number in Vancouver is (604) 691-1783. The Company leases its office space in Vancouver pursuant to the terms of a written lease agreement. The term of the lease is one year with monthly rental payments of CDN$1,000.00 per month. The Company also maintains an office at 1197 Main Street, Boise, Idaho 83702. The Company leases its office space in Boise pursuant to the terms of a written lease agreement. The terms of the lease is three years with monthly rental payments of $1,280.00 the first year; $1,320.00 the second year; and $1,360.00 the third year. The telephone number of the Boise, Idaho office is (208) 388-0720 which is where the CEO, COO and VP Business Development are located.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

Overview

The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

The Company will hire additional employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

The Company expects to earn revenues in the third quarter of 2002. There is no assurance, however, that the Company will earn said revenues as planned.

The Company believes that it has adequate cash to maintain its operations through June30, 2002. Currently, the Company's monthly working capital requirements total approximately $75,000. In the event the Company is unable to raise additional capital through the sale of its shares of common stock or loans, the Company will have to suspend or cease operations.

The Company believes that the impact of foreign currency fluctuations will not affect the Company. The Canadian/U.S. dollar exchange rate has been stable at approximately 1.54 Canadian dollars for each U.S. dollar.

As of December 31, 2001, the Company had $8,954 in cash. Other assets owned by the Company are illiquid. As a result, the Company's principal source of cash is the sale of its common shares. The Company's common shares are listed on the bulletin board operated by the National Association of Securities Dealers, Inc., under the symbol "BPWRF". Accordingly, there is no assurance that the Company will be able to obtain additional capital which is necessary for continuation of operations of the Company.

During the twelve months ending December 31, 2001, cash flows generated (used) by operating activities was ($582,899); investing was ($167,375); and financing activities was $489,339.

Reconciliation to US GAAP

The Company's financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies (see Note 15 to the audited financial statements).

Inflationary and Other Economic Pressures

The Company is not currently generating revenues from the sale of Systems or from the sale of electricity. Future revenues in this segment are governed primarily by U.S. electricity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company's operation and development expenditure which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. This exposure to inflationary pressure is dependent on the price of electricity in a regulated and unregulated market. At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of electricity.

Government Policies

The Company has considered the issue of political risk in the United States in which the Company will be constructing Systems and selling electricity and will continue to do so as a matter of normal business practice. The Company expects the initial project will be located in the United States and there has been a long established energy industry, with no history of expropriation.

Activities conducted by residents and non-residents in the United States and the flow of investment into the country and the return of capital out of the country are subject to regulation. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country, the United States, must all be taken into account in relation to the Company's operations.

These policies or factors do not affect investments by United States residents in the Company's common shares.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
Name, Position and Place of Residence	Director or Officer of the Company since	Shares Beneficially Owned or Controlled(1)
Rodney E. Smith President, Chief Executive Officer and Director Boise, ID, USA	August 2000	Nil(2)
Patrick Lavin Chief Financial Officer and Secretary Vancouver, BC, Canada	June 2001	Nil
Maureen E. O'Brien Chief Operating Officer Boise, ID, USA	June 2001	957,200
Daniel E. Pfeiffer VP Business Development Boise, Idaho 83702	January 2002	Nil
Robert W. Stewart VP Corporate Communications Vancouver, BC, Canada	June 2001	91,000
Paul A. (Pat) Trudel Director Mansonville, QC, Canada	June 2001	Nil
Thomas R. Saunders Director Delta, BC, Canada	October 1997	Nil
Martina Fischer Kaessner Director North Vancouver, BC, Canada	August 2000	Nil

(1) The information as to shares beneficially owned or controlled is furnished by the respective directors at June 30, 2002 and includes shares held through holding companies.

(2) Mr. Smith is an officer and director and shareholder of Balaton Power Corporation SA which owns 11,500,000 common shares of the Company.

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Rodney E. Smith, President, Chief Executive Officer and a member of the Board of Directors

Since August 2000, Mr. Smith has been a member of the Board of Directors and in mid December 2000 was appointed President and Chief Executive Officer. Mr. Smith has over twenty-five years experience in business, including fifteen years as a business management consultant, five years as a senior corporate lender with Chemical Bank of New York, three years as senior manager with Wang International Finance (Canada) Ltd. and four years with McLean Hunter Publishing, Business Press Division in Montreal, Canada. He has structured/restructured, retained management and operational personnel and provided financing for numerous national and international entities. For the last five years, Mr. Smith has been engaged in the business of a business/management consultant. Since October 1998, Mr. Smith has been a director of Balaton Power Corporation S.A., the majority shareholder of the Company. From September 1999 to September 2000, Mr. Smith was a director of Alchemy Ventures Ltd., a Canadian corporation engaged in the business of kaolin clay mining, with its shares listed on what is now the TSX Venture Exchange.

Patrick Lavin, Chief Financial Officer, Secretary

Since January 2001, Mr. Lavin has been providing consulting services to the Company. On June 4, 2001 Mr. Lavin was appointed Secretary and Chief Financial Officer of the Company. Prior to joining Balaton, Mr. Lavin worked in public practice for seven years specializing in accounting and auditing for public companies. Since January 1997, Mr. Lavin has worked at stox.com Inc. In 1998, he was appointed to the Board of Directors, then as Chief Financial Officer (CFO). As CFO, Mr. Lavin was responsible for all matters dealing with the financial administration of a public company, including compliance, auditing, control, treasury and compensation. Additionally, Mr. Lavin was instrumental in raising approximately $20 million (Cdn $) in various financings and was active in the area of mergers and acquisitions. Mr. Lavin is qualified as a Certified General Accountant (CGA) and has a background in corporate finance, business and law.

Maureen E. O'Brien, Chief Operating Officer

On June 4, 2001, Ms O'Brien was appointed Chief Operating Officer of the Company. Ms. O'Brien has over 20 years experience in corporate management and planning at senior executive levels with major multinational companies as well as start-up firms. Prior to joining the Company, she was Vice President of Marketing Programs for Line - the e-commerce arm of Hutchison Whampoa, one of Asia's largest corporations. Ms. O'Brien spent ten years as Regional Marketing Manager (Far East) for DHL International and has also worked as a business consultant in strategic development and change management for leading Asian and European companies. Ms. O'Brien holds a degree in international marketing.

Daniel E. Pfeiffer, Vice President - Business Development

In January, 2002, Mr. Pfeiffer joined Balaton's management team in Boise, Idaho. Prior to joining Balaton, Mr. Pfeiffer spent the past 14 years with the Avista Corporation, a diversified energy/technology company with electrical/natural gas utility operations in the Pacific Northwest. He most recently served as Federal Issues Manager, advocating renewable and alternative energy initiatives to government policy makers in Washington, D.C. During his tenure with Avista, he was responsible for a wide range of duties including fish and game management, environmental permitting, hydropower licensing and compliance, federal Government relations, and fuel cell marketing. Mr. Pfeiffer is a 1984 Fisheries Science graduate of the University of Idaho and is currently enrolled in the distance learning MBA program at Heriot-Watt University's Edinburgh Business School. Mr. Pfeiffer will oversee the development and marketing of Balaton's Pisces Fish Protector Intake/Inlet System, as well as provide strategic counsel on the Company's hydroelectric site development and acquisition activities.

Robert W. Stewart, Vice President - Corporate Communications

Since August 2000, Mr. Stewart has been responsible for all aspects of media, public and corporate relations; press releases, investor relations and shareholder communications. His mandate also includes the ongoing development of corporate marketing materials and the Company's website as well as creating market awareness of the Company within the financial and investment industry sectors in the U.S.A. and Canada. Formerly a registered representative in the venture capital marketplace, Mr. Stewart has extensive experience in the public markets, start-up company development and public relations.

Paul A. (Pat) Trudel - Member of the Board of Directors

Since June 1, 2001, Mr. Trudel has been a member of the Board of Directors. Mr. Trudel is a retired partner of Grant Thornton LLP, Chartered Accountants, having spent over 40 years in the accounting and auditing profession. During his career, he provided advisory services to a wide variety of medium - sized clients in many areas of business. Mr. Trudel currently acts as a consultant to several clients including a number of public companies.

Thomas R. Saunders - Member of the Board of Directors

Since October 1997, Mr. Saunders has been a member of the Board of Directors. Since June 1995, Mr. Saunders has been a director of Gilmour McKay Roberts Consulting Ltd. of Vancouver, British Columbia. Gilmour, McKay Roberts Consulting Ltd. is engaged in the business of providing management consulting services relating to analyzing business enterprises for investor clients.

Martina Fischer Kaessner - Member of the Board of Directors

Since August 2000, Dr. Fischer Kaessner has been a member of the Board of Directors. Dr. Fischer Kaessner holds a Mechanical Engineering Degree and a Doctoral Degree in Science of Engineering from the Technical University of Chemnitz in Germany and a Specialist Certificate in Plastics Technology from the Swiss School of Engineering. Her engineering experience in industry includes 8 years in the development of new plastic products. She will be involved with the selection and testing of alternative materials in the construction of the Pisces unit and the Company's power production systems. Since 1993, and in addition to her consulting work in System Engineering, Dr. Fischer Kaessner works as a technical Editor-in-Chief for the International multi-media press agency IPR Media Team (Europe) Association and IPR (International) Corporation.

Compensation

The following table sets forth the compensation paid by the Company for each of the last three fiscal years, to each senior officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table
Names of executive officers and principal positions	Year Ended	Salary (US$)	Bonus (US$)	Other Annual Compen- sation(US$)	Securities Under Options/ SARs Granted(#)	Restricted Shares of Restricted Shares Units(US$)	LTIP Payouts(US$)	Other Annual Compen- sation(US$)
Rodney E. Smith President, CEO Director	2001 2000 1999	$68,000 $9,984 n/a	nil nil n/a	nil 52,477(1) n/a	400,000 nil n/a	nil nil n/a	nil nil n/a	$1,774 nil n/a
Ronald E. Brown Former President	2001 2000 1999	$2,451 $100,251 n/a	nil $11,029 n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a
Robert Jamieson Former President and Director	2001 2000 1999	n/a nil nil	n/a nil nil	n/a $11,783(2) $20,191(2)	n/a nil nil	n/a nil nil	n/a nil nil	n/a nil nil
Patrick Lavin CFO, Secretary	2001 2000 1999	$41,500 n/a n/a	nil n/a n/a	nil n/a n/a	400,000 n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a
A. Roy MacRae Former CFO, Secretary and Director	2001 2000 1999	n/a nil n/a	n/a nil n/a	n/a nil n/a	n/a nil n/a	n/a nil n/a	n/a nil n/a	n/a nil n/a
Philip Cerpanya Former CFO	2001 2000 1999	n/a $26,668 n/a	n/a nil n/a	n/a nil n/a	n/a nil n/a	n/a nil n/a	n/a nil n/a	n/a nil n/a
Thomas Saunders Director	2001 2000 1999	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil
Martina Fischer Kaessner Director	2001 2000 1999	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a
Maureen O'Brien COO	2001 2000 1999	51,682 n/a n/a	51,682 n/a n/a	nil n/a n/a	400,000 n/a n/a	nil n/a n/a	nil n/a n/a	$12,730 n/a n/a
Robert Stewart VP Corporate Communications	2001 2000 1999	67,290 30,000 n/a	nil nil n/a	nil nil n/a	500,000 nil n/a	nil nil n/a	nil nil n/a	$22,299 nil n/a

(1) Consulting fees paid to Briar Management Group, wholly owned by Rodney E. Smith. See related parties transactions.

(2) Management fees paid to Street Corporate Services Ltd., a company controlled by Robert Jamieson. See related party transactions.

The Company has not adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Stock Option Plans and Long-Term Incentive Plan Awards

The Company does not have a stock option plan or long-term incentive plan but has granted incentive stock options on an individual basis in order to provide compensation as incentive for performance. These stock options are earned over a three year vesting schedule.

Compensation of Directors

Directors do not receive any compensation for serving as members of the Board of Directors. The Board has implemented a plan to award options to Directors. There are no contractual arrangements with any member of the Board of Directors.

Employment Contract with Ron Brown

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year; 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year or a total of 15% of the total outstanding shares of the Company after three years. The term of the agreement was from June 30, 2000 to May 31, 2003. The Company has the right to terminate the agreement for just cause or for any act or omission that is breach under the agreement that is not remedied within thirty days. It is also a term of agreement that Mr. Brown could be terminated for cause. On February 12, 2001, Mr. Brown was terminated for cause. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract is in full force and effect. As of the date of this document, the case remains outstanding.

Consulting Contract with Andrew Finneran

On August 1, 2000, the Company entered into a consulting agreement with Andrew Finneran, a director of Balaton Power S.A., the Company's largest shareholder whereby Mr. Finneran agreed to provide certain services to assist the Company in obtaining financing, identifying potential investors and other sources of financing, and to introduce the Company to such investors. In addition, Mr. Finneran agreed to perform such other duties as the President of the Company may instruct. In consideration of the foregoing, the Company is obligated to pay Mr. Finneran $4,000 per month.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Security Holdings of Insiders who are Management (as at June 30, 2002)
Name of Insider	Shares owned or beneficially controlled	Percentage of 24,101,004 outstanding common shares	Number of Options Held by Insider
Maureen O'Brien	957,200	4.0%	400,000
Rodney E. Smith	nil	0%(1)	400,000
Daniel Pfeiffer	nil	0%	400,000
Patrick Lavin	nil	0%	400,000
Robert Stewart	91,000	0%	500,000
Total:	1,048,200	4.0%	2,100,000

(1) Mr. Smith is a director, officer and shareholder of Balaton Power Corporation S.A. which owns 11,500,000 common shares of the Company.

Securities Held By Insiders

As at June30, 2002 the directors and officers of the Company and their affiliate held as a group, directly and indirectly, own or control an aggregate of 1,048,200 common shares (4.0% of outstanding common shares). Insiders also hold options and warrants to acquire an additional 2,100,000 common shares. To the Company's knowledge, at June 30, 2002, there were no persons holding more than 10% of the issued common shares of the Company, except Balaton Power Corporation S.A., the principals of which are Rodney Smith and Andrew Finneran.

C. Board Practices

The term of offices for the current Board of Directors will expire at the next annual meeting of shareholders, scheduled for June 2003.

There are no director's service contracts with the Company.

The Company's audit committee is comprised of Paul A. Trudel, Randall Saunders and Martina Fischer Kaessner.

D. Employees

The Company has no employees other than its Officers and Directors. Balaton Power USA Inc. employs Daniel Pfieffer as Business Development Officer.

E. Share Ownership

The following table sets forth the common share ownership of each director and officer, individually and all officers and directors of the Company as a group. The foregoing includes all shares of common stock over which the respective person has control and direction

Name and address of owner	Number of Shares	Position	Percent of Class
Rodney E. Smith(1)	nil	President, Chief Executive Officer and Director	0%
Patrick Lavin	nil	Chief Financial Officer, Secretary	0%
Maureen E. O'Brien(2)	957,200	Chief Operating Officer	4%
Daniel E. Pfeiffer	nil	VP Business Development	0%
Robert W. Stewart	91,000	VP Corporate -Communications	0%
Paul A. (Pat) Trudel	nil	Director	0%
Thomas R. Saunders	nil	Director	0%
Martina Fischer Kaessner	nil	Director	0%
ALL OFFICERS AND DIRECTORS AS A GROUP (8 Persons)	1,048,200		4%

(1) Mr. Smith is a director, officer and shareholder of Balaton Power Corporation S.A. which owns 11,500,000 common shares of the Company.

(2) Does not include share purchase warrants or options to purchase shares of the Company.

Options

The following chart details all outstanding options granted to directors and officers of the Company.

Name and Position	Shares Optioned	Option Price	Expiry Date	Percentage of Total Outstanding Options
Rod Smith	400,000	US$0.50	Dec. 4, 2004	11.8%
Maureen O'Brien	400,000	US$0.50	Dec. 4, 2004	11.8%
Robert Stewart	500,000	US$0.50	Dec. 4, 2004	14.7%
Patrick Lavin	400,000	US$0.50	Dec. 4, 2004	11.8%
Andrew Finneran	400,000	US$0.50	Dec. 4, 2004	11.8%
Paul Davey	50,000	US$0.50	Dec. 4, 2004	1.5%
Lois VanHoover	50,000	US$0.50	Dec. 4, 2004	1.5%
Paul Trudel	300,000	US$0.50	Dec. 4, 2004	8.8%
Martina F. Kaessner	300,000	US$0.50	Dec. 4, 2004	8.8%
Randall Saunders	100,000	US$0.50	Dec. 4, 2004	2.9%
Dan Pfeiffer	400,000	US$0.50	Jan. 1, 2005	11.8%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is controlled by BSA by virtue of their beneficial ownership of 11,500,000 common shares. There are no agreements in place which could result in a change of control of the Company.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class
Balaton Power Corporation S.A. 3rd Floor, Marlborough House Cumberland Street Nassau, Bahamas, BWI	1,1500,000	Shareholder	47.7%

B. Related Party Transactions

Other than as disclosed herein, the directors, senior officers and principal shareholders of the Company, or any associate or affiliate of the foregoing, have not participated in and have no other interest, direct or indirect, in any material transactions in which the Company has participated, or in any proposed transaction which has materially affected or will materially affect the Company during the previous three fiscal years, as follows:

During the year ended December31, 2001, the Company paid US$171,216 (2000 - $Nil) to directors and officers for wages and benefits, US$112,290 (2000 - US$52,477) to two officers for consulting fees, and US$29,499 (2000 - $Nil) to an officer and director of the parent company for finders' fees. Also during fiscal 2001 the parent company advanced US$103,875 to the Company. These advances are without interest or specific terms of repayment but are due on demand. As at December31, 2001 a director of the parent company and the president of the Company were owed US$10,500. These amounts were repaid subsequent to year-end.

During the year ended December 31, 2000, the Company paid $11,783 (1999 - $20,191, 1998 - 20,228) to a company controlled by a former director for management fees. Also during fiscal year 2000, the Company paid $52,477 (1999 - $nil, 1998 - $nil) to a company controlled by a director for consulting services.

Balaton Power Corporation S.A purchased 12,500,000 shares of the Company for a price of $.001 per share and subsequently issued a license to the Company to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. As further consideration, the Company is obligated to make a payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000.

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle/vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year; 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year or a total of 15% of the total outstanding shares of the Company after three years. The term of the agreement was from June 30, 2000 to May 31, 2003. The Company has the right to terminate the agreement for just cause or for any act or omission that is breach under the agreement that is not remedied within thirty days. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract is in full force and affect. The Company terminated Mr. Brown with cause effective February 12, 2001.

On August 1, 2000, the Company entered into a consulting agreement with Andrew Finneran, a director of Balaton Power S.A., the Company's licensor whereby Mr. Finneran agreed to provide certain services to assist the Company in obtaining financing by identifying potential investors and other sources of financing and introduce the Company to such investors. In addition, Mr. Finneran agreed to perform such other duties as the President of the Company may instruct. In consideration of the foregoing, the Company is obligated to pay Mr. Finneran $3,500 per month plus applicable taxes.

During 1999, the Company settled $252,348 of indebtedness through a subscription for 6,138,402 shares at a price of $0.04 per share to former directors and officers. These debts had been settled by the related party concerned or had been otherwise assigned to the related party by the creditor for settlement.

There are no additional interests of management in transactions involving the Company except for those stated in the Notes to the Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements" and pages 2 to 3 of this document.

Legal Proceedings

No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such other than a suit initiated by Ronald Brown, the Company's former President and Chief Executive Officer. Mr. Brown seeks relief from the Chancery Court of Williamson County, Tennessee (Case No. 27720) to determine that his employment contract which was entered into between he and the Company dated July 27, 2000 is still in full force and effect. The Company terminated Mr. Brown with cause effective February 12, 2001.

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B. Significant Changes

Not Applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows:

	2001	2000	1999	1998	1997
High	$1.25	N/A*	N/A*	N/A*	N/A*
Low	$0.50	N/A*	N/A*	N/A*	N/A*

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows:

	2001				2000
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	N/A*	N/A*	N/A*	$1.25	N/A*	N/A*	N/A*	N/A*
Low	N/A*	N/A*	N/A*	$0.50	N/A*	N/A*	N/A*	N/A*

For the most recent six months, the high and low market prices for each month for the Company's common stock were as follows:

	May 02	Apr 02	Mar 02	Feb 02	Jan 02	Dec 01
High	$0.31	$0.41	$0.70	$0.55	$0.85	$0.75
Low	$0.14	$0.21	$0.39	$0.30	$0.49	$0.50

* The Company's shares did not trade on any exchange.

B. Plan of Distribution

Not applicable.

C. Markets

The shares of the Company have traded on the Over-the-Counter Bulletin Board Quotation System under the symbol "BPWRF" since November26, 2001.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Common Shares

The authorized Common Shares of the Company consists of 700,000,000 no par value Common Shares. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Shares could, if they chose to do so, elect all of the directors of the Company. As of June30, 2002, 24,101,004 common shares were issued and outstanding. All issued and outstanding shares were fully paid.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Shares. The holders of the Common Shares do not have pre-emptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares.

(a) History of Share Capital

A summary of the Company's share capital for the last three completed fiscal years as follows:

	Number of Shares	Value(US$)
Balance, December 31, 1999	6,443,709	1,881,709
Stock Split	13,531,763	--
Issued for:
Escrow cancellation	(34,875)	(2,706)
Private placement	1,063,597	757,813
Balance, December 31, 2000 and 2001	21,004,194	2,636,816
Issued for:
Private placements	1,250,000	452,410
Balance, March 31, 2002	22,254,194	3,089,226
Issued for:
Private placement	606,810	159,750
debt settlement	1,240,000	248,000
Balance, June 30, 2002	24,101,004	3,496,976

(b) Warrants

Outstanding warrants from transactions at June30, 2002

Number	Exercise Price	Expiration Date
1,063,597	$1.00	July 28, 2002
625,000	$0.60	April 17, 2004
105,000	$0.52	February 12, 2004
7,500	$0.50	April 5, 2004
371,920	$0.50	December 31, 2004
2,173,017

(c) Other Potential Share Issuances

A summary of the Company's diluted share capital at June30, 2002 is as follows:

(a)	Issued	24,101,004
(b)	Options outstanding	34,00,000
(c)	Warrants outstanding	21,73,017
	Diluted share position	296,74,021

B. Memorandum and Articles of Association

The Company has no bylaws. Bylaw provisions are contained within the articles of incorporation.

1.	The Company's articles of incorporation do not limit in any manner the business purpose of the Company. As such, no provision relating to the same is contained in the Articles of Incorporation.
2.	Directors
(a)

A director shall disclose the nature and extent of his interest in a contract or transaction. A director shall not vote on any contract or transaction in which he is interested. The foregoing shall not apply to: (1) a loan to the Company which the director is guaranteeing repayment; (2) any contract or transaction for the benefit of a holding company or a subsidiary corporation of which the a director is a director; (3) any contract by a director to subscribe for or underwrite securities in which a director is interested if all the other directors are interested; determining the remuneration of the directors: (4) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or, (5) indemnification of any director of the Company.

	(b)	Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.
	(c)	The board of directors may from time to time on behalf of the Company borrow money. There is no prohibition against the Company loaning money to a director.
	(d)	There are no provisions for retirement or non-retirement of directors under an age limit requirement.
	(e)	There is no number of shares which must be owned for director's qualification.
3.	Shares - All shares when issued will be fully paid and non-assessable.
(a)

The board of directors, may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

(b)

Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retire and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

	(c)	Shareholders do not have the right to share in the Company's profits.
	(d)	Shareholders are entitled to share in any surplus upon liquidation, after the payment of all creditors and superior equity securities.
	(e)	The Company may redeem any of its shares at the price and on the terms as determined by the board of directors.
	(f)	There are no sinking fund provisions.
	(g)	Shareholders are not liable for further capital calls by the Company.
	(h)	There are no provisions discriminating against any existing or prospective holder of common stock as a result of a shareholder owning a substantial number of shares of common stock.
4.	No alteration shall be valid as to any outstanding shares unless the holders of the shares consent thereto or by a resolution passed by 3/4s of the outstanding shares.
5.

The annual general meeting of shareholders is convoked by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons holding not less than 1/20th of the issued shares. Extraordinary (special) general meetings are convoked by written notice mailed by the board of directors to each shareholder of record. A quorum shall be at least two person holding not less than 1/20th of the issued shares. There are no conditions of admission to the meetings.

6.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, articles or other constituent document of the Company.

7.

There are no provisions in the Company's articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

8.	There are no provisions in the Company's articles which require the disclosure of shareholder ownership.
9.	The law applicable to the Company is not significantly different from that in the host country.
10.	The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

Securities Act (British Columbia)

This statute applies to the Company and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All the Company shareholders regardless of residence have equal rights under this legislation.

C. Material Contracts

On February 11th, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the "Lender" is to make four consecutive loans to the Company, each loan in the amount of $125,000 (the "Loans"). Each Loan shall be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December31, 2002. Each Loan has conversion privileges whereby the Lender may convert each of the Loans or any portion thereof outstanding, including interest, into "Units". Each Unit shall consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company, one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004.

On March 11th, 2002, the Company's wholly-owned subsidiary, Balaton Power USA Inc. ("BPIUSA"), an Idaho company, entered into a Stock Purchase and Business Review Agreement with Hydro Energy Development Corporation ("HEDC"), a Washington corporation, whereby BPIUSA agreed to purchase and HEDC agreed to sell the following:

(i)

For a consideration of $50,000, BPIUSA agreed to purchase and HEDC agreed to sell all of the issued and outstanding shares of seven Washington State companies, comprising 11unlicensed hydro-electric sites with a combined 80MW power generation potential. This amount was paid subsequent to year-end; and

(ii)

For a consideration of a further $50,000, BPIUSA agreed to purchase and HEDC agreed to sell all of the issued and outstanding shares of three Washington State companies, comprising three fully licensed hydro-electric sites with a combined 20MW power generation potential.

On April 17th, 2002, the Company issued a treasury and reservation order for 1,250,000 fully-paid common shares in the capital of the Company, issued at the price of $0.40 per share and 1,250,000 non-transferable share purchase warrants, entitling the holders thereof to purchase a total of 625,000 common shares in the capital of the Company, each exercisable at any time before the close of business on April17, 2004 at a price of $0.60 per common share if exercised on or before April17, 2004 (Note9).

The Company has entered into a letter of intent with Vernon Ravenscroft to acquire an existing low impact hydroelectric power production facility located near Bliss, Idaho. The facility generated approximately 3 MW of power in 2001 and the electricity is sold under a long term Power Purchase Agreement ("PPA") with Idaho Power Company. The Company intends to enter into a definitive agreement to acquire a working interest in the facility in the third quarter of 2001. There is no assurance, however, that the Company will ever acquire a working interest in the facility.

Rodney Smith, a director and Colin Hall, an individual, have transferred all of their right, title and interest in the Pisces design and its derivatives to Balaton Power Corporation S.A. ("BSA"). BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of "Pisces." The Pisces is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of Pisces was conducted in the spring of 2000 at the Northwest Hydraulic Consultants' laboratory in North Vancouver, British Columbia, Canada.

BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000.

D. Exchange Controls

There are no exchange controls or other limitations which affect security holders other than the shares of common stock issued to Balaton Power Corporation, S.A. which are "restricted securities" as that term is defined in Reg. 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance with Reg. 144 of the Act.

In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of Common Stock of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

The Company is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Company's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Company's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,
(b)

an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Common Shares, remained unchanged.

E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company's voting shares). the Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of the Company's issued shares of any class or series.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of the Company's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation- Canadian Federal Income Tax Consequences" above). Accordingly, we urge holders and prospective holders of common shares of the Company to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i)the amount of cash plus the fair market value of any property received, and (ii)the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. the Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation with respect to ownership of the Company's shares.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (Seemore detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat the Company as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i)any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii)if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i)generally treats any gain realized on the disposition of his the Company common shares as capital gain; and (ii)may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, the Company must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. the Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to the Company. The Company urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i)gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Balaton common shares and (ii)certain "excess distributions," as defined in Section 1291(b), by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Balaton common shares and all excess distributions on his Balaton common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of the Company (i) which began after December 31, 1986, and (ii) for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds the Company common shares, then the Company will continue to be treated as a PFIC with respect to such Balaton common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if the Company's common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company's common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i)the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii)the excess, if any, of (A)the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B)the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company's common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Company are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Balaton common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Company, certain adverse rules may apply in the event that both the Company and any foreign corporation in which the Company directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Company that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Company (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Company (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Company and does not dispose of its common shares. The Company strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Balaton common shares while Balaton is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Balaton is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Balaton ("United States Shareholder"), Balaton could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the SubpartF income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's SubpartF income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Balaton which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Balaton attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that Balaton will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company, 2nd Floor, 1311 Howe Street, Vancouver, British Columbia V6Z 2P3 or on request of the Company at 604-691-1973, attention Rob Stewart. Copies of the Company's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

- -	interest rates on debt; and, foreign exchange rates

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. The Company's actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rates

The Company currently does not have a material debt which a fluctuation in interest rates could affect.

Foreign exchange rates

The Company has not generated any revenues to date. In the future the Company intends to hedge transactions because of its exposure to foreign exchange fluctuations.

Operating in international markets involves exposure to movements in currency exchange rates that typically affect economic growth, inflation, interest rates, governmental actions and other factors.

The Company's revenue streams and operating expenses are denominated in two primary currencies: the US dollar and the Canadian dollar. The currency movement that would have the greatest impact upon the Company's operations is the US dollar/Canadian dollar exchange rate. Strengthening the U.S. dollar will have the affect of increasing the Company's earnings.

Inflation

Inflation had no material impact on the Company's operations during the years ended December31, 2001, 2000, and 1999.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable. (The Company's warrants are non-transferable and no market exists for them. The Company has issued no rights.)

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

Annual

BALATON POWER INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(UNITED STATES DOLLARS)

AUDITORS' REPORT

To The Shareholders of Balaton Power Inc. (A Development Stage Company):

We have audited the consolidated balance sheet of Balaton Power Inc. (A Development Stage Company) as at December 31, 2001 and the consolidated statements of loss and deficit and changes in cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards acceptable in the United States. These standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. An audit includes examining on test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the annual financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the consolidated results of its operations and changes in its cash flow for the year then ended and for the period from July 1, 2000 (inception) to December 31, 2001, in conformity with generally accepted accounting principles for Canadian companies.

All previous period's statements since inception were audited by other Chartered Accountants who reported without reservation.

Vancouver, BC May 2, 2002	"BUCKLEY DODDS" Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated May 2, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, BC May 2, 2002	"BUCKLEY DODDS" Chartered Accountants

BALATON POWER INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2001

(UNITED STATES DOLLARS)
ASSETS
	2001	2000
CURRENT
Cash Accounts receivable Prepaid rent	$8,954 11,129 3,388	$269,889 6,523 2,433
	23,471	278,845
CAPITAL ASSETS (Note 4) LICENSE AGREEMENT (Note 5) DEPOSIT (Note 6)	181,471 50,000 2,780	45,474 50,000 1,000
	$257,722	$375,319

LIABILITIES

CURRENT
Accounts payable and accrued liabilities Payable to related parties (Note 12) Current portion of long term debt (Note 8)	$54,599 114,375 -	$49,113 30,637 4,502
	168,974	84,252
LONG TERM DEBT (Note 8)	55,000	13,569
	223,974	97,821
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 9) SUBSCRIPTIONS RECEIVED (Note 9) CONTRIBUTED SURPLUS DEFICIT	2,636,816 452,410 2,706 (3,058,184)	2,636,816 - 2,706 (2,362,024)
	33,748	277,498

	$257,722	$375,319
APPROVED BY THE DIRECTORS:
"RODNEY E. SMITH"	Director
"PAUL A. TRUDEL"	Director

See accompanying notes to the consolidated financial statements

BALATON POWER INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2001

(UNITED STATES DOLLARS)
	2001	2000

DEFICIT, BEGINNING OF YEAR	$(2,362,024)	$(1,897,964)

NET LOSS FOR THE YEAR	(696,160)	(464,060)

DEFICIT, END OF YEAR	$(3,058,184)	$(2,362,024)

See accompanying notes to the consolidated financial statements.

BALATON POWER INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2001

(UNITED STATES DOLLARS)
	2001	2000	Total from Inception (See Note 3(j))
ADMINISTRATION EXPENSES

Wages and benefits
Consulting fees
Professional fees
Office, printing and stationery
Memberships, fees and dues
Amortization
Rent and utilities
Travel
Marketing
Telephone
Vehicle
Transfer agent and filing fees
Miscellaneous
Public relations and promotion
Bank charges and interest
Interest on long term debt
Management fees

	$206,976 160,394 115,487 37,379 34,185 29,598 28,651 24,684 18,673 16,855 6,317 5,943 4,366 3,173 2,154 976 -	$122,336 125,538 73,085 44,076 - 3,179 9,465 21,922 - 14,864 - 10,448 131 33,049 805 168 11,783	$329,312 285,932 200,519 78,126 34,185 32,751 38,116 46,606 18,673 31,719 6,317 13,604 4,497 36,222 2,921 1,144 1,683
	695,811	470,849	1,162,327
LOSS FROM OPERATIONS	(695,811)	(470,849)	(1,162,327)
OTHER INCOME
Interest income Foreign exchange translation gain (loss)	277 (626)	5,984 805	6,261 179
	(349)	6,789	6,440
NET LOSS FOR THE YEAR	$(696,160)	$(464,060)	$(1,155,887)
LOSS PER SHARE
- Basic (Note 3(i))	$0.03	$0.02	$0.05
- Diluted (Note 3(i))	$0.03	$0.02	$0.05

See accompanying notes to the consolidated financial statements.

BALATON POWER INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2001

(UNITED STATES DOLLARS)
	2001	2000	Total from Inception (See Note 3(j))
OPERATING ACTIVITIES
Net loss for the year	$(696,160)	$(464,060)	$(1,155,887)
Item not involving cash:
Amortization	29,598	3,179	32,751
	(666,562)	(460,881)	(1,123,136)
Changes in non-cash working capital items (Note 16)	83,663	54,422	171,047
	(582,899)	(406,459)	(952,089)
INVESTING ACTIVITIES
Deposit License agreement Capital asset acquisitions	(1,780) - (165,595)	(1,000) (50,000) (48,599)	(1,780) (50,000) (165,594)
	(167,375)	(99,599)	(217,374)
FINANCING ACTIVITIES
Long term debt Subscribed shares fully paid - net Shares issued for cash	36,929 452,410 -	18,071 - 757,813	(18,581) 452,410 744,572
	489,339	775,884	1,178,401
CHANGE IN CASH	(260,935)	269,826	8,938
CASH, BEGINNING OF YEAR	269,889	63	16
CASH, END OF YEAR	$8,954	$269,889	$8,954

See accompanying notes to the consolidated financial statements.

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 1 BUSINESS DESCRIPTION

Balaton Power Inc. is a development stage company, with offices in Boise, Idaho and Vancouver, BC. The Company has acquired the exclusive manufacturing and marketing rights to a run-of-river hydroelectric power production system (the "System") designed, researched and developed by Balaton Power Corporation S.A.

The System incorporates proven technology, habitat-friendly components and state-of-the-art computer and communications technology including the "Pisces", a fish-protective induction head assembly, which prevents the entrainment of fish into the water intake system and BRIMAC (Balaton Remote, Integrated Monitoring And Control), which modular characteristics allows for multi-use function for either "stand-alone" or system component application. The System will provide a highly efficient and cost-effective power supply that could qualify as "green power" and offers lower acquisition and operating costs than any other known system.

The Company is also active in the acquisition, development and operation of hydroelectric power production sites.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying financial statements.

Because of the operating losses of the past years, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

a)      Basis of Consolidation

These consolidated financial statements include the accounts of Balaton Power Inc. and Balaton Power USA Inc., its wholly-owned subsidiary.

b)      Values

The amounts shown for the Licence Agreement represent costs or the agreed upon value of shares issued to date and do not necessarily reflect present or future values. The recoverability of the amounts shown is dependent upon the confirmation of the Company's technology, the ability of the Company to obtain the necessary financing to successfully complete its development and upon future profitable production and sale.

c)      Currency

Unless otherwise disclosed, all figures are recorded in U.S. funds.

d)      Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies.

e)      Amortization

The Company amortizes capital assets at the following rates and bases:

Hydro-electric equipment Computer equipment Mobile equipment Office equipment Software	20% Declining Balance 30% Declining Balance 30% Declining Balance 20% Declining Balance 100% Declining Balance

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)      Measurement Uncertainty

The amounts recorded for amortization of incorporation costs and capital assets are based on estimates of useful life remaining in the assets. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

g)      Financial Instruments

The financial instruments of the Company consist mainly of cash, GST receivable, accounts payable, accrued liabilities, payable to related parties and long term debt. Except where otherwise disclosed, as at the year there are no significant differences between the carrying values of these amounts and their estimated market value.

h)      Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under the method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average rate for the period except for amortization which is translated using the same rates as the related assets. Gain and losses on translation are recorded in the statement of income.

i)      Loss Per Share

Basic loss per share has been computed based on the weighted average number of common shares outstanding. Fully diluted loss per share has not been presented as it is antidilutive.

j)      Development Stage Company

As this is a development stage company, the inception date as per GAAP is determined to be July 1, 2000. Consequently, the cumulative balance includes transactions from July 1, 2000 to December 31, 2001.

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 4 CAPITAL ASSETS

Capital assets are recorded at cost less accumulated amortization.

	2001	2000
Hydro-electric equipment Computer equipment Mobile equipment Office equipment Software	$161,230 20,209 18,629 13,707 423	$	- 20,209 18,629 9,342 423
	214,198		48,603
Less: accumulated amortization	(32,727)		(3,129)
	$181,471		$45,474

The hydro-electric equipment represents the purchase of certain equipment for the Ravenscroft site's fourth line (Note 13). The total purchase price is $385,000, comprised of $310,000 in cash and 100,000 common shares at $0.75 per share.

NOTE 5 LICENCE AGREEMENT

The Company has entered into a license agreement with Balaton Power Corporation S.A., the parent corporation, to manufacture, market, sell/lease and otherwise commercialize Balaton's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has a continuing option to renew for a further 20 years at the expiration of each 20 year period. The Company paid a $50,000 advance royalty payment and will pay a royalty of 5% as calculated pursuant to the agreement and a further $100,000 once the Company has raised a further $4,000,000 in financing.

NOTE 6 DEPOSIT

The deposit represents the security deposit for the Company's premises in Boise, Idaho amounting to $1,280 and the rental deposit for an officer of the Company amounting to $1,500.

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 7 FUTURE INCOME TAXES

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants concerning accounting for income taxes.

The new standards require the recognition of future income taxes and benefits relating to the expected future tax consequences of the differences between the carrying amounts of the balance sheet items and their corresponding tax values. These new standards also require the Company to compute future income taxes using the enacted corporate income tax rates of the years in which the difference will reverse.

The Company will more likely than not be unable to generate sufficient taxable income to realize the future tax benefits to December 31, 2001, and is therefore not recognized.

	2001	2000
Future income tax benefit of losses carried forward and the capital asset timing differences.	$515,000	$188,190
Unrealizable future tax	(515,000)	(188,190)
	$-	$-

NOTE 8 LONG TERM DEBT

The following represents long term debt:

	2001	2000
Firstar Bank NA - Franklin, Tennessee. A secured loan repayable over 48 months with interest calculated at the Wall Street Journal prime rate plus 0.75% per annum with blended payments of $711 per month. Paid in full in July 2001.	$-	$18,071
Loan payable without specific terms of repayment or interest.	55,000	-
	55,000	18,071
Less: Current portion	-	(4,502)
	$55,000	$13,569

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 9 SHARE CAPITAL

Authorized: 700,000,000 common shares without par value.

Issued and fully paid:

	Shares	Amount
Balance - December 31, 2000 and 2001	21,004,194	$2,636,816

Subscriptions received:

Subsequent to year-end, the Company issued 1,250,000 units at $0.40 per unit in connection with private placement subscriptions received during the year totaling $500,000 in gross proceeds less $47,590 in share issue costs. Each unit consists of one common share and one non-transferable share purchase warrant. Two share purchase warrants will entitle the holder thereof to purchase one additional common share of the Company at a price of $0.60 per share, exercisable over a two-year period, up to and including April 17, 2004.

NOTE 10 COMMITMENTS

The Company is committed to the lease of its Boise, Idaho premises until March 2004 at the rate of $1,280 per month and to the lease of its Vancouver premises at $651 ($1,000 Cdn.) per month until August 2002.

NOTE 11 CONTINGENT LIABILITY

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defences against the claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 12 RELATED PARTIES

a)      During the year, the Company, pursuant to the terms of various employment, management and service agreements and the Licence Agreement, paid or made provision in the accounts for the payment of the following amounts to its parent Company, its directors and officers and private companies associated by common directors.

	2001	2000
Wages and benefits Management fees License agreement (Note 5) Consulting fees Finders' fees	$171,216 - - 112,290 29,499	$	- 11,783 50,000 52,477 -
	$313,005		$114,260

b)      Amounts due to related parties are without interest or fixed terms of repayment, but are due on demand.

The related parties are represented by the following:

	2001	2000
Due to the Parent Company Due to President and CEO Due to a Director of the Parent Company Due to Briar Management Due to Vice President of Communications	$103,875 6,500 4,000 - -	$	- - 5,495 16,839 8,303
	$114,375		$30,637

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 13 SIGNIFICANT EVENTS

On January 14, 2001, the Company entered into an Agreement in Principle, which supercedes an earlier agreement dated August 25, 2000 with Mr. Vernon Ravenscroft ("Ravenscroft") of Bliss, Idaho to acquire a one-third interest in Ravenscroft's hydro-electric power production facility and site (the "Site") together with a power purchase agreement with Idaho Power Company. In consideration, the Company has agreed to:

i)

lease from Ravenscroft one-third immediate participating interest in the Site for the total lease price of $7,250 per month for an initial term of 60 months ("Lease Term") commencing on February 1, 2001 or such later date as agreed between the parties;

ii)

purchase from Ravenscroft certain equipment for the Site's fourth line for $385,000, which includes the issuance of 100,000 common shares of the Company at $0.75 per share, subject to regulatory approval. During the year, the Company made payments totaling $161,230 towards the purchase of equipment for the fourth line;

iii)	incur the cost of installation of the fourth line; and
iv)	enter into a consulting agreement with Ravenscroft whereby Ravenscroft will assist the Company in its efforts to acquire additional sites.

Furthermore, the Company and Ravenscroft agree to share the existing Site operating and maintenance costs on a pro-rata basis whilst the Company will be responsible for all of the operating and maintenance costs of the fourth line.

In addition, the Company has the right of first refusal to purchase 100% of the Site for $250,000 to be exercised on or before the expiration of the Lease Term. In the event the Company chooses not to exercise the right of first refusal, Ravenscroft will repurchase the Site by returning 50,000 common shares to the Company.

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 14 SUBSEQUENT EVENTS

Subsequent to year-end, the Company entered into the following arrangements:

a)      On February 11th, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the "Lender" is to make four consecutive loans to the Company, each loan in the amount of $125,000 (the "Loans"). Each Loan shall be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each Loan has conversion privileges whereby the Lender may convert each of the Loans or any portion thereof outstanding, including interest, into "Units". Each Unit shall consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company, one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004.

b)      On March 11th, 2002, the Company's wholly-owned subsidiary, Balaton Power USA Inc. ("BPIUSA"), an Idaho company, entered into a Stock Purchase and Business Review Agreement with Hydro Energy Development Corporation ("HEDC"), a Washington corporation, whereby BPIUSA agreed to purchase and HEDC agreed to sell the following:

i)

For a consideration of $50,000, BPIUSA agreed to purchase and HEDC agreed to sell all of the issued and outstanding shares of seven Washington State companies, comprising 11 unlicensed hydro-electric sites with a combined 80MW power generation potential. This amount was paid subsequent to year-end; and

ii)

For a consideration of a further $50,000, BPIUSA agreed to purchase and HEDC agreed to sell all of the issued and outstanding shares of three Washington State companies, comprising three fully licensed hydro-electric sites with a combined 20MW power generation potential.

c)      On April 17th, 2002, the Company issued a treasury and reservation order for 1,250,000 fully-paid common shares in the capital of the Company, issued at the price of $0.40 per share and 1,250,000 non-transferable share purchase warrants, entitling the holders thereof to purchase a total of 625,000 common shares in the capital of the Company, each exercisable at any time before the close of business on April 17, 2004 at a price of $0.60 per common share if exercised on or before April 17, 2004 (Note 9).

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(UNITED STATES DOLLARS)

NOTE 15 COMMENTS FOR U.S. READERS ON CANADA - UNITED STATES CONFLICT

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the U.S. create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and a reconciliation with U.S. accounting practices is appropriate for U.S. readers of the financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
	Share Capital Shares	Subscriptions Amount	Contri-buted Received	Surplus	Deficit	Total
Balance at December 31, 1999	6,443,709	$1,881,709	$-	$-	$(1,898,018)	$(16,309)
Stock split (2.1:1)	13,531,763	-	-	-	-	-
Escrow cancellation	(34,875)	(2,706)	-	2,706	-	-
Issued for cash	1,063,597	757,813	-	-	-	757,813
Net loss for the year	-	-	-	-	(464,006)	(464,006)
Balance at December 31, 2000	21,004,194	2,636,816	-	2,706	(2,362,024)	277,498
Net loss for the year	-	-	-	-	(696,160)	(696,160)
Share subscriptions received - net	-	-	452,410	-	-	452,410
Balance at December 31, 2001	21,004,194	$2,636,816	$452,410	$2,706	$(3,058,184)	$33,748
	Year Ended December 31, 2001	Year Ended December 31, 2000	Total from Inception (See Note 3)
Cash paid for interest	$926	$168	$1,144
Cash paid for income tax	-	-	-
	$926	$168	$1,144

BALATON POWER INC.
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(UNITED STATES DOLLARS)

NOTE 16 CHANGES IN NON-CASH WORKING CAPITAL ITEMS
	2001	2000
Accounts receivable Prepaid rent Accounts payable and accrued liabilities Payable to related parties	$(4,606) (955) 5,486 83,738	$(5,830) (2,433) 37,314 25,371
	$83,663	$54,422

NOTE 17 COMPARATIVE FIGURES

Buckley Dodds has audited the 2001 financial statement figures only. The comparative financial statement figures have been audited by other Chartered Accountants.

ITEM 18. FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19. EXHIBITS

Not applicable.

SIGNATURES

The Company certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this amended report on its behalf.

BALATON POWER INC.

Per:	/s/ RODNEY SMITH
RODNEY SMITHPresident

DATED: June 30, 2002