Form 20-F
period 2002-12-31
BALATON POWER INC
filed 2003-08-06
CIK 1132704

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

         OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002 (with other information to July 31, 2003 except where noted)

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

                              19 EAST FOURTH AVENUE
                            HUTCHINSON, KANSAS 67501
                    (Address of principal executive offices)

                         COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class                   Name of each exchange on which registered

None                                  Not applicable

--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act

                         COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of the Company's only class of capital stock as on December 31, 2002 (date of last audited financial statement herein) was 64,988,194 Common Shares Without Par Value.

The number outstanding on July 31, 2002 was 66,162,214 (unaudited).

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

                                TABLE OF CONTENTS
                                 TO FORM 20-F OF
                         BALATON POWER INC. ("BALATON")


                                                                                                                 PAGE

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS OF BALATON.....................................1


ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE..............................................................1


ITEM 3.      KEY INFORMATION......................................................................................1


ITEM 4.      INFORMATION ON THE COMPANY...........................................................................4


ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................................15


ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................16


ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................................................19


ITEM 8.      FINANCIAL INFORMATION...............................................................................20


ITEM 9.      THE OFFER AND LISTING...............................................................................21


ITEM 10.     ADDITIONAL INFORMATION..............................................................................22


ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................................31


ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................32


ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................32


ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................32


ITEM 15.     [RESERVED]..........................................................................................32


ITEM 16.     [RESERVED]..........................................................................................32


ITEM 17.     FINANCIAL STATEMENTS................................................................................32


ITEM 18.     FINANCIAL STATEMENTS................................................................................32


ITEM 19..........................................................................................................33

                                     PART 1.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS OF BALATON

A.       DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.       ADVISERS

Not applicable.

C.       AUDITORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following constitutes selected financial data derived from the audited financial statements for the Company for the last five fiscal years ended December 31, 2002 (see Item 17). The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada ("CDN GAAP"). During 2002, we acquired Continental Resources (USA) Ltd. ("CRL"). Unless otherwise indicated, for comparative purposes, all references to the number of issued shares of the Company have been adjusted to the number of shares the Company's shareholders received upon completion of the acquisition of CRL.


(US$)
                                              2002            2001            2000            1999            1998
Balance Sheet Data
Total assets according to
financial statements (CDN GAAP)             1,664,408       2,389,251       2,404,638       2,391,053       2,396,000
Total assets (US GAAP)                      1,664,408       2,389,251       2,404,638       2,391,053       2,396,000
Total liabilities                           1,663,097          50,387          34,104          12,281              --
Share capital                               2,598,000       2,400,000       2,400,000       2,400,000       2,400,000
Retained earnings (deficit) (CDN GAAP)     (2,596,689)        (61,136)        (29,466)        (21,229)          8,086
Retained earnings (deficit) (US GAAP)      (2,596,689)        (61,136)        (29,466)        (21,229)          8,086


(US$)
Period End Balances (as at)
Working capital                            (1,598,581)        (50,387)        (34,104)        (12,281)         12,086
Resource properties                         1,145,163       2,389,251       2,404,638       2,391,053       2,396,000
Shareholders' equity                            1,311       2,389,251       2,404,638       2,391,053       2,408,086
Number of outstanding shares               64,988,194      55,878,194      55,878,194      55,878,194      55,878,194

                                              2002            2001            2000            1999            1998


(US$)
Statement of Operations Data
Revenue                                        24,899          35,158          10,937           7,197          13,516
Production costs                               22,398          30,687          11,219          21,490
Writedown of resource properties            1,895,987
General and administrative expenses           232,587          20,755           3,007          10,075           1,430
Income (loss) according to financial
statements (CDN GAAP)                      (2,126,073)        (31,671)         (8,237)        (29,315)          8,086
Loss per common share                           (0.05)          (0.01)          (0.01)          (0.01)           0.01
Loss per common share (US GAAP)                 (0.05)          (0.01)          (0.01)          (0.01)           0.01

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

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

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

Issuance of Additional Shares. The Company is authorized to issue 700,000,000 common shares 66,162,214 common shares were issued and as at July 31, 2003, 633,837,786 or 90.6% of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons, except as otherwise disclosed in this document, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

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

Exploration and Development. The resource properties in which the Company has an interest in are in the development stage only. Development of the Company's resource properties will only follow upon obtaining satisfactory results. Exploration for, and the development of natural resources, involves a high degree of risk and few properties that are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any commercial discoveries. The long-term profitability of the Company's operations will, in part, be directly related to the cost and success of the exploration and development programs carried out which may be affected by a number of factors, as outlined below.

Drilling and Extraction Costs. Substantial expenditures are required to establish resources and reserves through drilling, to develop processes for extraction and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations, or that the funds required for the development can be obtained on a timely basis.

Operating Hazards and Risks. Exploration for natural resources involves many risks, which, even with a combination of experience, knowledge and careful examination may not be mitigated. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Fluctuating Prices. The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of bauxite. Commodity prices fluctuate and are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to extractive developments and improved extractive production methods. The effect of these factors on the price of bauxite, and therefore the economic viability of the Company's exploration projects cannot be accurately predicted.

Competition. The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to develop the Gandhamardan Bauxite Deposit.

Options and Joint Ventures. The Company may enter into option or joint venture agreements from time to time, during the currency of which the optionor or joint venture partner may decide not to proceed further with their work. The Company may not be able to meet future expenditure requirements and/or the Company may not be able to finance the costs required to complete recommended programs. If such options or joint venture agreements are entered into, the Company would suffer dilution to its interests in its projects.

Title to Assets. Although the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, there is no guarantee that title to such concessions, claims or leases will not be challenged or impugned.

Inadequate Working Capital. The Company does not have adequate working capital to explore and develop the Gandhamardan Bauxite Deposit or any of its other properties, and must raise funds through private placements or public offerings of treasury shares, through debt financing, if available, or sale of a portion of its interest in its projects. If the Company were not successful in raising further funds it may not be able to complete its exploration and development plans.

Management. The Company is dependant upon a relatively small number of key employees, the loss of any of whom could have an adverse affect on the Company.

Exchange Rate Fluctuation. The profitability of the Company may be adversely affected by fluctuations in the rate of exchange of Indian Rupies into United States dollars. The Company does not take any steps to hedge against currency fluctuations.

ITEM 4. INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT

The Company's legal name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) under the laws of the Province of British Columbia on June 25, 1986. The Company's registered office is c/o its solicitors, Lang Michener, 1500 - 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia,

Canada, V6E 4N7, telephone number (604) 689-9111. The Company's principal place of business is 19 East Fourth Street, Hutchinson, Kansas, 67502, telephone number (620) 662-3697. The Company is in the start-up stage and has initiated limited operations. The Company was in the construction, installation and sale of "low impact" run-of-the-river hydroelectric power production systems (throughout this document referred to as the "System") which incorporates a patent pending fish protective water inlet device (throughout this document referred to as the "Pisces") prior to the acquisition/merger with Continental Resources (USA) Ltd. ("CRL") in October 2002. Following the acquisition/merger with the Company changed its primary business to developing a large bauxite deposit located in Orissa in the State of India.

On September 30, 2002 the Company entered into a Stock Exchange Agreement with Perial Ltd. ("Perial") for the purchase of CRL. The Company issued a total of 33,000,000 shares of its common stock to acquire CRL of which 25,000,000 were allocated to Perial and 8,000,000 shares were issued as finder's fees. CRL is a joint venture partner with the Orissa Mining Corporation (OMC) on a significant bauxite deposit in Orissa, India, known as the "Gandhamardan".

CRL and OMC, an Orissa state government owned corporation, teamed together for a 50/50 joint venture in developing the Gandhamardan bauxite. The Gandhamardan bauxite deposit contains in excess of 230 million metric tones of metallurgical grade bauxite averaging 45.75% Al2O3 and 2.33% SiO2. This deposit is the second largest bauxite deposit in India and is similar in all respects to the largest deposit, Panchpatmali, being mined by National Aluminium Co. (NALCO). With the acquisition of CRL, the Company will no longer focus on the development of its hydro electric business, and will focus 100% of its efforts on developing the Gandhamardan Deposit.

The Company is seeking a manager, joint venture partner, purchaser for its hydroelectric power business which includes the manufacture and sale of the Pisces and the sale of the Balaton Remote Integrated Monitoring and Control System (throughout this document referred to as the "BRIMAC"). The Company will not install the system at any sites, and does not plan to develop any of its own hydroelectric sites. The System is designed to produce "green"/renewable electricity. A green system is one which generates electricity from non-carbon based fuels and does not adversely impact the flows of rivers or aquatic life and is considered "low impact" on the environment. As of the date hereof, the Company has not constructed, installed or sold any Systems, Pisces (other than its tested prototypes) or BRIMACs and does not generate or distribute any electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, Pisces or BRIMACs to anyone.

The Company's wholly-owned subsidiary, Balaton Power USA Inc., an Idaho company, is not proceeding with the development of the companies and projects acquired pursuant to the Stock Purchase and Business Review Agreement with Hydro Energy Development Corporation ("HEDC"). Under that agreement BPI USA agreed to purchase from HEDC seven Washington State companies, comprising 11 unlicensed hydro-electric sites with a combined 80MW power generation potential and three fully licensed hydro-electric sites with a combined 20MW power generation potential.

On January 14, 2001, the Company entered into an Agreement in Principle, which supersedes an earlier agreement dated August 25, 2000 with Mr. Vernon Ravenscroft ("Ravenscroft") of Bliss, Idaho to acquire a one-third interest in Ravenscroft's hydro-electric power production facility and site (the "Site") together with a power purchase agreement with Idaho Power Company. During 2002, the Company relinquished any right to its one-third interest to Ravenscroft for $20,000 and a release of its ongoing commitments to Ravenscroft. While the Company had spent $160,000 earning its interest, it had substantial obligations remaining, and no resources with which to fulfil them.

B.       BUSINESS OVERVIEW

The Company was in the manufacture, distribution and sale of hydroelectric power production systems, the development/operation of company owned and operated hydroelectric power production sites, and the manufacture, distribution and sale of protective fish water inlet devices prior to the acquisition/merger of Continental Resources (USA) Ltd. in October 2002. The Company will focus all of its efforts on the exploration and development of a bauxite deposit known as "Gandhamardan" located in the State of Orissa, India.

GANDHAMARDAN BAUXITE DEPOSIT

Acquisition and Ownership

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. for the purchase of CRL in consideration for 35,000,000 common shares. Prior to the acquisition by the Company, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL's outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% royalty on production from the oil and gas assets.

CRL's sole asset at the time of the acquisition is a 50% interest and effective control of Continental Orissa Mining Private Limited ("Orissa"), which CRL acquired during 2002 in consideration for agreeing to direct the exploration and development of a bauxite deposit in the State of Orissa, India.

The following information is summarized from a report prepared by E.A. Gallo, P.Geo. entitled "Summary Report Gandhamardan Bauxite Deposit Sambupar and Balangir Districts, State of Orissa, India, dated April 8, 2003.

Property Description And Location

The Gandhamardan bauxite deposit occurs at the top of Gandhamardan hill. This hill, which has a plateau top, is linear aligned in a NE-SW direction. The hill straddles the boundary ,between Balangir District to the SE, and Sambalpur District to the NW, in the west central part of the State of Orissa, in eastern India.

Gandhamardan is bounded by Latitudes 20 degrees50' and '20 degrees55' North, and Longitudes 82 degrees451 and 82 degrees54' East. It plots on Survey of India topographic sheet NTS 64L/l3.

Gandhamardan hill extends in a NE-SW direction for a length of 9.8 kms. Width ranges from 0.4 to 2.6 kms, and averages 0.75 km. The top of the hill is a plateau, with an areal extent of 7.4 kms2. The bauxite zone covers- an area of 734 hectares. Because of its large size and lineal alignment, the deposit has been divided into 10 l-km wide blocks, numbered 1 to 10.

Orissa Mining Corporation ("OMC") currently holds a Mining Lease on Block 7, which contains about 20% of the deposit, or approximately 40 million tonnes. The Lease covers an area of 285 hectares.

OMC has applied for a Mining Lease covering the rest of the deposit. A perimeter land survey must be performed before this second Lease is granted.

Gandhamardan hill stands approximately 1,200 meters above sea level, and 700 meters above a plain at the base of the hill. The plateau top has a gentle relief of about 50 meters.

Vegetation on the plateau consists primarily of tiger-grass, dwarf palm, chachar, chhena, bantulsi, etc., with small, isolated clumps of stunted hardwood trees such as char and kendu. The stunted trees rarely exceed 4 meters in height.

Vegetation on the hill flanks contrast greatly. with that on the plateau. The flanks are densely forested by mature hardwood trees such as char, kendu, tenk, and sal. Underbrush consists mainly of bamboo clumps, leafy vines, shrubs, and medicinal herbs.

Gandhamardan hill is a designated Forest Reserve. Regulations allow mining operations to be conducted in such reserves, however the operator must establish a reserve area elsewhere that is equal in area 1 extent .to the mining lands.

Accessibility, Physiography and Infrastructure

The property is easily accessed by 4-wheel drive vehicle along a poorly-maintained road up the NW flank of the hill. This road departs the village of Duragali, at the base of the hill, and winds 4 kms. to the top. Duragali is connected by paved road to Paikmal, a town with all modern facilities, including power, water, transportation, communication, food, shelter, supplies, services, and labour. Paikmal is connected by paved roads to the State Capital, Bhubaneswar, about 300 kms. to the E, and to port cities along the Bay of Bengal, equidistant to the SE.

At the time that the exploration work was performed, the hill top could also be accessed up the SE side. This road currently has 3 wash-outs. After repairs, this road would also be navigable by 4-wheel drive vehicle. The SE road is preferable, as it provides a slightly shorter route to the hill top, and access by paved roads southerly to the towns of Lakhna and Nawaspara, 32 and 39 kms. distant, respectively. Both these towns lie along the South Eastern Railway line. This rail line was recently constructed by the Indian Government to facilitate the development of Orissa bauxite deposits by linking them to the port city of Vishakhapnam on the Bay of Bengal.

The climate in the Gandhamardan area is sub-tropical, with summer temperatures averaging 33 degreesC, and winter temperatures averaging 18 degreesC. Annual rainfall averages 150 cms., most of it during the monsoon season, between July and August. The months of January and February experience little or no rain. Previously, the monsoon rains came in 3-year cycles, however, they have failed to come for the past several years, resulting in impoverished drought conditions.

Should a mining operation be established, no tailings or wastes would be created, since the bauxite is direct-shipping. The cover of soil and laterite would be moved and stockpiled, then replaced after removal of the bauxite.

Geological Setting

The general geology of the Orissa region consists primarily of Precambrian rocks of the Indian Shield. These rocks have been divided into 4 distinct sectors, based on their lithologies and structure. The sectors are named after the geographic region in which they occur - West, South, Coastal, and North Sectors.

The West Sector is where Gandhamardan is located. This sector is underlain primarily by Archean granitic gneisses, khondalites, charnockites, and migmatites. These rocks trend in a general NE-SW direction, gently curving eastward at their northern end. Khondalites are rocks formed by high-grade metamorphism of argillaceous, arenaceous, and calcareous sediments. They are unique to this part of the world, and they host major deposits of bauxite. The West Sector is separated from the South and North Sectors by the Eastern Ghat Boundary Fault and the North Orissa Boundary Fault, respectively.

The South Sector is also underlain predominantly by Archean rocks. They are comprised of marbles,. calc-granulites, carbonatites, gneisses, khondalites, and charnockites. This sector is composed of 4 fault blocks, each with distinct trends. The rocks in 2 of the blocks trend E-W. Trends in the other 2 blocks are NE-SW, and NW-SE, respectively. The North Orissa Boundary Fault separates the South Sector from the North Sector.

The Coastal Sector is underlain primarily by Quaternary laterite and alluvium. They appear to overlie the eastward extension of the South Sector rocks.

The North Sector is composed. mainly of Archean granites and greenstones.. The granites occur as large batholiths, and the greenstones as broad, intervening belts. The greenstones are comprised of mafic volcanics and banded iron formation. This assemblage of granites and greenstones is very similar to that which occurs in the Superior Province in NW Ontario. Ultramafic bodies intrude the granites and the volcanics. The western third of the North Sector is Underlain by Grenville-type metasediments consisting of marble, quartzite, phyllite, and slate.

The local geology at Gandhamardan and the geology of the property are the same. Both consist exclusively of khondalites, represented by garnetiferous quartz-feidspar-sillimanite gneisses and schists with or without ilmenite and graphite. Subordinate garnetiferous quartzites are also present. The rocks have a pronounced NE-SW strike, conformable to the regional trend, and curve slightly to the east at their northern extremity. The rocks have been tightly folded, and now dip steeply to the SE at 45 degrees to 70 degrees.

Prolonged exposure to the elements has altered the khondalite at the top of Gandhamardan hill, resulting in the formation of bauxite as an extensive layer blanketing the parent rock throughout the plateau.

The bauxite is overlain by laterite, and the discontinuous layer of lateritic soil. This colour, granular, and high in silica and iron a thickness of up to several centimeters.

The laterite is also rusty-red in colour, and high in silica and iron. The weathered surface is irregular, porous, and craggy. The upper portion of the laterite is hard, reflecting a relatively higher silica content than the lower portion. Iron content also decreases with depth, while aluminous content increases. The laterite varies in. thickness from 0.3 to 12.0 meters, and averages 5.0 meters. The laterite grades downwards into bauxite.

The bauxite layer ranges from 4.3 to 35.0 meters in thickness, and averages 16.6 meters. It varies in colour from pinkish-red to yellowish-brown, buff, or brown. It is medium to fine grained, massive and compact. Vesicular. and pisolitic textures may be displayed. Hardness varies from 2.5 to 3.5. Banding and foliation are sometimes evident. The bauxite is composed mainly of the minerals gibbsite and hematite, which together comprise about 95%. The remaining 5% is a mixture of several oxide minerals in minor and trace amounts.

The table below shows the mineralogical composition of the bauxite.

CATEGORY               MINERAL               COMPOSITION
---------------------  --------------------  ---------------------------------------------
Major                  Gibbsite              (Al(2)O(3).3H(2)O) AlO (OH)
                       Hematite              Fe(2)O(3)

Minor                  Goethite              HfeO(2)
                       Boehmite              A1O (OH)
                       Anatase               TiO(2)
                       Quartz                TiO(2)

Trace                  Zircon                ZrSiO(4)
                       Ilmenite              FeTiO(3)
                       Kaolinite             Al(4)(SiO(10)) (OH)(8)
                       Lepidocrocite         FeO (OH)
                       Garnet                A(3)B(2)(SiO(4))(3)    A = Ca, Fe, Mg, or Mn
                                                                    B = Al, Fe, Ti, or Cr



                  Source: MECL Exploration Report, Vol. I, 1980

The basement khondalite rock is composed of a heterogeneous mix of minerals, including quartz, orthoclase, sillimanite, garnet, ilmenite, and graphite. Quartz predominates, forming up to 60% of the rock locally. The khondalite is gneissic, and the quartz is closely associated with orthoclase and sillimanite in gneissic bands of leucocratic minerals. Orthoclase locally forms up to 35% of the rock, sillimanite up to 20%, garnet up to 20%, and ilmenite and graphite together up to 3%. The contact between the khondalite and the bauxite is fairly sharp, although the khondalite immediately beneath the bauxite is partly altered. Orthoclase in altered khondalite displays varying stages of bauxitization, while sillimanite displays varying stages of gibbsitization.

History

The potential for bauxite at Gandhamardan was first recognized by the GSI in the 1940's, and they recommended that the area be thoroughly prospected.

In 1948, ODM sank several pits which intersected only laterite.

In 1959, ODM identified bauxite at Gandhamardan, and they immediately undertook a programme of exploration and evaluation. GSI and MECL participated, as did Aluminium Corp. of India, an aluminium producer.

ODM drilled 75 holes in 1959, and reported a resource of 6 million tonnes grading +50% Al2O3 to a depth of 17 meters.

Subsequent phases of drilling were conducted between 1961-65. In the late 1960's, Aluminium Corp. of India undertook detailed exploration with MECL, after which MECL reported a resource of 26 million tonnes of metallurgical grade bauxite, using a cut-off of +46% Al2O3.

The deposit attracted no further attention until 1975, when the economic potential of the large, low-silica bauxite deposits in Orissa became recognized. Balco expressed interest in Gandhamardan as a source of feed for their aluminium plant at Korba, situated 350 kms. by rail to the N, in the adjoining State of Madhya Pradesh. At Balco's request, an integrated exploration programme was undertaken jointly by MECL, GSI, and ODM. The programme included linecutting, topographic surveying, geological mapping, pitting, drilling, sampling, mineralogical studies, and metallurgical tests.

Balco commissioned a feasibility study on a portion of the deposit in 1980, and upon its conclusion, prepared to bring it into production. Local villagers opposed the project, and Balco finally gave it up.

The property remained idle until 1997, when Continental Resources Ltd. and OMC agreed to jointly develop it. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however numerous delays ensued, and the study was never done. The author visited the property at this time, and during one of the visits, collected 6 samples, 2 from Pit GP-2, and 2 'from each of 2 scarp sites. The samples were collected in the author's presence, and he personally transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by x-ray fluorescence, fused-disc method. Appendix I of this Report is the Certificate of Analyses for these samples. In 2002, OMC transferred the Agreement from Continental Resources Ltd. to Continental Resources (USA) Ltd. There is no connection between the two companies.

Sampling Procedure and Analyses

Samples of the bauxite zone were taken from selected scarp sites, from each pit, and from each drill hole. All samples were collected under direct supervision of ODM or MECL geologists.

Scarp samples of the bauxite were taken by ODM wherever accessible at the ends of cross lines. Channel samples were cut vertically along 1-meter intervals, forming channels 15 cms. wide, 5 cms. deep, and 1 meter long. A total of 130 samples were cut from 17 scarp sites, across a cumulative length of 121 meters. The bauxite zone in the scarp faces is not fully exposed, the lower half being buried by talus. Recognizing this limitation, ODM nevertheless calculated average grades from the assay results. They are given in MECL's Exploration Report, Volume I, 1980, as 47.03% Al2O3, 2.97% SiO2, 22.00% Fe2O3, 2.09% TiO2,
and 22.27% LOI, across an average thickness of +7.6 meters.

ODM also sampled the pits. Channel samples were cut in the same manner employed in scarp sampling. All 4 walls of each pit were sampled. As a check, and for comparison, the walls of 1 pit were sampled at 25 cm. intervals. Surplus material from the channel samples was combined to form composite samples, which were also analysed. A total of 1,772 pit samples were collected and analysed. The bauxite zone exposed in the pits ranged from 2.0 to 30.0 meters in thickness, and averaged 18.7 meters. ODM calculated average grades from the pit sample results. MECL's same report shows them as 46.31% Al2O3, 4.37% SiO2, 20.34% Fe2O3, 1.78% TiO2, and 23.71% LOI.

Both ODM and MECL sampled the drill holes in their respective programmes, employing the same technique. Casing shoes were used in place of core barrels. The drill cuttings were carefully removed from the shoe, put into paper sleeves in the order drilled, identified by hole number and footage, and boxed. Cuttings were collected continuously across 1-meter intervals. If the upper or lower contact of the bauxite zone did not coincide exactly with a whole-integer meter mark then that particular sample was taken as a fraction of a meter. Within the bauxite zone, if "non-ore" material was recognized or suspected, then 2 sub-samples were taken from that 1-meter interval, separated by their geologic contact.

All collected samples were geologically classified before being prepared for analyses. Samples of the drill cuttings were crushed to -60 mesh, and quartered using a Jones Sample Splitter. Three-quarters of the sample was shipped to Balco for storage, and the remaining quarter was further crushed to -120 mesh. This -120 mesh fraction was further reduced by coning and quartering, and a 50-gram portion was weighed out, bagged, and shipped to the laboratory for analyses. pit and scarp samples were prepared in a similar manner, except for their primary crushing, which was to -10 mesh rather than -60.

Samples were shipped for analyses to ODM's own laboratory in Bhubaneswar; or to MECL's own lab in Nagpur. Minor and trace element analyses were conducted at a commercial laboratory in Bangalore operated by Esson and Co. All samples were analysed for Al2O3, SiO2, Fe2O3, TiO2, and LOI. Composite samples were analysed as well for V, Zn, S, P2O5, K2O, Na2O, CaO, adherent moisture, and organic carbon.

Analyses for all these radicals were determined by chemical method, employing the EDTA technique (ethylene-diamene-tetra-acetic acid), the industry standard at that time. LOI was determined thermally, by calculating the percentage loss on ignition of the resultant ash compared to the weight of the pre-heated sample.

Resource Calculations

ODM and MECL independently calculated resource estimates, based exclusively on data obtained from the holes drilled at 200-meter intervals. Data obtained from the closer-spaced drill holes were also utilized, but only as a check on the validity of the calculations. Data from the inclined drill holes, and from the pits were similarly utilized for checking purposes.

The resource estimates are in-situ geological resources. No mining constraints were considered. The cut-off grades of +40% Al2O3 and -5% SiO2 used in the calculations were specified by Balco, and were determined in anticipation of the bauxite being processed at their plant in Korba. Korba produces alumina by the Bayer Process.

A tonnage factor of 2.0 tonnes per cubic meter of bauxite was used in the calculations. This figure was based on bulk density tests performed on pit samples, and on specific gravity and porosity tests performed on pit and drill hole samples.

Three conventional techniques were followed in preparing the resource estimates
- average factor and area of influence method, cross section method, and isocline (isochore) method. The first two methods are similar in that they calculate area and multiply it by thickness to determine volume. Both methods are well-suited to estimating a resource such as Gandhamardan, which is a uniform, homogeneous, horizontally-lying body.

The average factor and area of influence method is based on the assumption that all unit blocks are uniform in shape and in grade. An area of influence is established for each vertical drill hole, as one-half the horizontal distance to an adjacent hole. In the case of peripheral holes, it is the horizontal distance to the physical limit of the bauxite zone. This area is multiplied by the thickness of the bauxite intersected in that hole to give the volume, which is then converted to tonnage. Average grades are calculated by weighting grades against tonnages.

The cross section method utilizes cross sections, in this case prepared on a scale of 1:1,000. A cross-sectional area of bauxite is determined for each hole by taking one-half the distances to adjacent holes, and multiplying this area by the linear strike influence of the hole. The volume so obtained is then converted to tonnage.

The isocline method is based on the assumption that unit values gradually change from one point to another. Isograde maps and isochore maps are prepared, in this case 1% Al2O3 and 5 meters, respectively. The area encompassed between the respective isoclines and the two corresponding mid-points of assay value and thickness is used to estimate the resource.

Four categories of resources were established, based on the Russian system, and termed A, B, Cl, and C2. MECL's 1980 Exploration Report, Volume I states "A Category reserves are considered suitable for mine planning", and considers them to be 90% accurate. MECL's Report describes the B Category resources as being "...sufficiently detailed to allow...broad outlining of the future mining activities and development of the deposit". B category resources were calculated in areas where technical data were less detailed than in A category areas, and were deemed to be 70% accurate.

Cl category resources were estimated for areas where the bauxite was sufficiently explored to provide a "...rough estimation of the nature of mineralization, shape and structure of the ore body..." (ibid). Accuracy of the CI resources is considered to be 50%.

C2 Category resources are estimated for irregular parts of the bauxite zone, where "...insufficient exploration data...do not permit proper evaluation of shape, quality, etc." (ibid). The resources of Block 10 fall into this category. Here the plateau is irregular in shape, and the bauxite varies in thickness.

B. K. Mohanty in ODM's Resource Evaluation Report, 1981, states the total calculated tonnage as 207.37 million tonnes with a weighted average grade of 45.75% Al2O3, 2.23% SiO2, 23.23% Fe2O3, 2.58% TiO2, 22.95% LOI. In the same report, S. M. Patnaik tabulates resource estimates for each of the 10 Blocks. His figures are shown in the table below. His calculated total tonnage is 213.43 million tonnes with a weighted average grade of 46.50% Al2O3, and 2.49% SiO2. The 3 other radicals were not calculated.


                                                       AVERAGE      AVERAGE                       AVERAGE GRADE
                             AVERAGE                    COVER       BAUXITE      RESOURCES     -----------------------
 BLOCK           LENGTH       WIDTH         AREA      THICKNESS    THICKNESS     (MILLION      AL(2)O(3)     SIO(2)
 NUMBER          (KMS)        (KMS)        (KMS2)      (METERS)     (METERS)      TONNES)         (%)         (%)
---------       --------     -------       -------    ----------   ----------   ------------   ----------  -----------

      1           0.65         0.25         0.07         4.00        11.10           1.00        44.28       2.90
      2           1.00         0.48         0.48         3.70        18.78          15.46        45.46       2.40
      3           1.00         0.98         0.98         5.10        16.20          27.23        45.85       2.12
      4           1.00         1.05         1.05         5.85        15.54          24.36        46.28       2.17
      5           1.00         1.12         1.12         5.32        17.71          28.85        46.20       2.67
      6           1.00         0.67         0.67         4.03        11.72          28.08        46.43       2.71
      7           1.00         2.20         1.28         7.23        16.33          44.75        47.16       2.58
      8           1.00         0.90         0.82         5.91        20.43          27.65        47.00       2.62
      9           1.00         0.78         0.36         5.17        18.75           8.40        47.05       2.65
     10           1.20         0.65         0.33         7.63         9.81           7.70        47.30       2.81
    Total                                                                          213.48        46.50       2.49


MECL calculated resources independently, and categorized them according to the Russian system. MECL's 1980 Exploration Report, Volume I gives their total calculated resource as 201.3 million tonnes averaging 46.40% Al2O3, 2.44% SiO2, and estimates the Fe2O3, TiO2, and LOI contents to be 23.41%, 2.47% and 24.59%, respectively. MECL's resource estimates by category are shown in the following table:



                 TONNAGE                            AVERAGE GRADE
                (MILLION    ----------------------------------------------------------
  CATEGORY       TONNES)      AL(2)O(3)   SIO(2)    FE(2)O(2)       TIO(2)       LOI
--------------  --------    -----------   ------    ---------     ---------    -------
      A            27.9        46.67       2.45       23.71          2.27       24.73
      B            45.8        46.85       2.61       22.96          2.50       24.51
   C1 + C2        127.5        46.18       2.38       23.51e         2.51e      24.59e
    Total         201.3        46.40       2.44       23.41e         2.47e      24.59e

                  Note: e = estimated figure

The 3 resource calculations are in fairly close agreement. The total tonnage figures differ by a maximum of only 6%, and the calculated weighted average grades by 1.4% for Al203, 9.0% for SiO2, 0.8% for Fe2O3, 1.2% for TiO2, and 6.7% for LOI.

MECL's resource estimates were calculated in 1980-81, and they followed the Russian system of classification. Resource estimates made today are usually classified by standards established by the Canadian Institute of Mining and Metallurgy (CIMM). Parameters used to determine specific categories in the Russian system are analogous to those employed in the CIMM system. Under the CIMM classification system, MECL's A Category resource would become a Measured Resource, the B and Cl would become an Indicated Resource, and the C2 would become an Inferred Resource.

Data Verification

In examining the technical reports authored by ODM and MECL, it became apparent to the author of the report that the exploration-evaluation programmes were conducted in a thorough, competent manner by knowledgeable, capable persons. The programmes followed a logical sequence of steps, justified by positive results, to determine the nature and extent of the bauxite deposit, and its suitability for the production of alumina by the Bayer Process.

Discussions with OMC technical staff verified the integrity of the data.

Three site visits verified the presence of bauxite, the extent of the deposit, the grid that was established, the holes that were drilled, and the pits that were sunk. Six bauxite samples were personally collected by the author, and transported to a Canadian commercial laboratory for analyses. The analytical results for these samples are in general agreement with the results reported by ODM and MECL.

Planned Development

The Gandhamardan Bauxite Deposit has had exploration work performed by reliable government exploration agencies to prove the quality and quantity of Al2O3 in place. Recent reports done by independents have presented data that qualifies the deposit as proven. Only a modest amount of confirmatory work is required before the deposit can be brought into production.

Even though a large amount of data has been generated over this deposit through over 600 drill holes of 6,685.87 meters, core analysis of 5,178, pit samples of 135 and scarp samples of 130 a Baseline Study needs to occur before mining begins. This would be the final phase before the mining startup.

The Baseline Study could take up to two years to complete at an estimated cost of $2,000,000. This study includes 1) the various environmental studies, 2) preparing the local people with the overall understanding that their lifestyle would not be disturbed but that benefits would raise their standard of living and 3) some topside sampling and chemical analysis. The following work programs for item 1 should be completed before the sampling can begin:



        AIR QUALITY                                     Dust measurement and assessment

        WATER QUALITY AND MEASUREMENTS                  Surface water

        GROUND WATER                                    Drill wells and obtain data on existing wells Study
                                                        streams and possible effects of drainage from mining
                                                        operations

        POSSIBILITIES OF FLASH FLOODING

        SOIL QUALITY AND QUANTITY                       Determine if there are any Hazards that might be caused
                                                        by mining

        GEO TECHNICAL

        INCLUDING ROCK AND SOIL STABILITY               Especially around temple sites

        SOCIOLOGICAL IMPACT STUDY

        EFFECTS ON TRADITIONAL RELIGIOUS                Effects on Life style
                                                        Implement an assertive positive campaign
                                                        Drill new water wells for Locals
                                                        Mobile medical unit for Locals

        CULTURAL AND HISTORICAL INVENTORY               Social economical impact to ensure the locals their
                                                        lifestyle won't be harmed but improve

        NOISE POLLUTION                                 Audio assessment

        FOREST, HERBS AND PLANTS                        Native plant inventory including herbs for medicinal
                                                        purposes
                                                        Endangered plants
                                                        Reforestation program
                                                        Vegetation - study for possible cash crop

        WILDLIFE                                        Effects on wildlife habitat
                                                        List any endangered species, if any or those at risk

        BLASTING                                        Determine if any blasting in certain areas might affect
                                                        Temples and surrounding areas


Contractors will be engaged to follow through with the individual studies. If necessary, Bids will be taken when appropriate.

The Company plans to seek partners to provide the capital necessary to fund the Base Line Study. During the summer of 2003 a team of consultants are meeting in Orissa with potential partners to negotiate a participation agreement. Subject to funding and entering into an agreement the Base Line Study is to begin in October 2003. No assurance can be made that the Company will be successful in negotiating an agreement or that funding from other sources can be obtained to meet the October 2003 schedule of beginning the Base Line Study.

HYDROELECTRIC BUSINESS

The Company is currently reviewing alternative methods to continue development of its hydroelectric business. The Company does not intend to expand any further funds on the development of its hydroelectric business as it will focus all of its efforts on the development of its bauxite deposit in bauxite.

The major components that make up the Balaton hydroelectric power production system incorporate industry standard, off-the-shelf generator components, electricity conversion and transmission components and related ancillary hardware, all of which are readily available from a variety of industry recognized leaders in the manufacture and supply of these components as well as for the turbines, which will be built to an exacting size in order to specifically address the output capability of a site on a site-by-site basis, or in other words, all components will be "site specific." Once the site has been permitted for development, if necessary, the Company would need to undertake a variety of studies that may include one or more of the following: an aquatic species survey, a botanical species survey, an endangered species survey, a topographical and project features survey, a cultural resources study, a geological study, a soils classification study and a water quality study. The approximate outside cost of undertaking all of these required surveys and studies is $150,000 to $250,000. Additional funds would be required for site-development and installation. The Company will not use its own funds to further develop its hydro electric business.

The Pisces

The Pisces, a fish protective water inlet device, is a mechanical system designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. The Company believes the Pisces can be manufactured utilizing a combination of materials ranging from poly-composite plastics to hybrid metal alloys. The Pisces can also be built on a site-specific basis and manufacturing of the Pisces units can be tendered out as outlined for the system components as mentioned above. The Company completed its first field testing of the Pisces net with the Yakima Indian Nation of Washington State. The tests were conducted by Entrix Inc., and initial test results have shown the Pisces to work in the manner for which it was designed.

Patent

Rodney Smith, former a Director and officer of the Company, and Colin Hall have transferred all of their right, title and interest in the Pisces design and its derivatives to Balaton Power Corporation S.A. ("BSA"). BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of "Pisces." The Pisces is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of Pisces was conducted in the spring of 2000 at a laboratory in North Vancouver, British Columbia, Canada.

BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. See "Material Contracts" for a description of the terms of this license.

The BRIMAC System

The BRIMAC (Balaton Remote Integrated Monitoring and Control) system, is identified as a combination of water monitoring and data collection sensors that are mounted on a Pisces or a derivation of the Pisces water intake device, and assembled to gather data regarding water temperature, toxic and non-toxic chemical analysis, flow rates, oxygen and nitrogen content. The potential market involves the collection and analysis of water quality data throughout the United States. The collection of such data has to date, primarily been accomplished by technicians in the field who physically attend a location and manually gather the data for on-site and/or in-lab analysis. This costs state and federal agencies billions of dollars annually. The State of Idaho alone has allocated $900 million over the next eight years for its river data collection process. Also the monitoring of the Total Maximum Daily Load ("TMDL"), the identification of non-source point pollution in rivers, streams, lakes and reservoirs is a tool that the Clean Water Act uses to bring polluted waters into compliance with the EPA's water quality standards. States are required to provide the EPA with TMDL readings, however, at present only 6 states have sufficient data collection to comply. The states will require federal financial resources to adequately develop scientifically and legally defensible TMDLs and Congress is preparing to grant billions of dollars to provide states with the means to address non-point source pollution and meet federal water quality goals.

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

Further work is required to research, develop and test the Pisces to the extent necessary to make a formal application to the National Marine Fisheries Service ("NMFS") to obtain certification from NMFS for a designation as the "BTA" ("Best Technology Available") which will facilitate the marketing of the Pisces as an agency certified fish protective device for use as a water intake device at existing hydroelectric sites, industrial water use facilities and irrigation sites that may contain species of fish that may be listed as either threatened or endangered by the Endangered Species Act.

The Company estimates that the cost to test the Pisces to the level required for application to NMFS will be approximately $250,000 and has completed its first field testing at a cost of approximately $100,000. The Company does not intend to spend further funds testing or developing the Pisces system.

As of the date hereof, the Company has not installed or sold any Systems, Pisces (other than its tested prototypes) or BRIMACs and does not generate or distribute any electricity to anyone. There is no assurance that the Company will be able to locate a manager, operator, joint venture partner or buyer for the Systems, Pisces or BRIMACs. At this time the Company has no revenue from its current business activities and net losses to December 31, 2002 of $2,126,073.

C.       ORGANIZATIONAL STRUCTURE

The Company owns all of the issued and outstanding securities of the following companies:

         Continental Resources (USA) Inc. (incorporated under the laws of the State of Delaware)

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

         Skookum Hydro, Inc. (incorporated under the laws of the State of Washington)

         Skykomish River Hydro, Inc. (incorporated under the laws of the State of Washington)

         Warm Creek Hydro, Inc. (incorporated under the laws of the State of Washington)

         Washington Hydro Development Corporation. (incorporated under the laws of the State of Washington)

Continental Resources (USA) Inc. owns 50% of:

         Continental Orissa Mining Private Limited, a joint venture with OMC governed by the laws of India

D.       PROPERTY, PLANTS AND EQUIPMENT

OFFICE LEASE

The Company subleased its office space at 1197 Main Street, Boise, Idaho 83702. The Company leases its office space in Boise pursuant to the terms of a written lease agreement. The terms of the lease is three years with monthly rental payments of $1,280.00 the first year; $1,320.00 the second year; and $1,360.00 the third year. The lease expires in March of 2004.

GANDHAMARDAN BAUXITE DEPOSIT

The Company's wholly-owned subsidiary holds a 50% interest in Continental Orissa Mining Private Limited, which owns mining licenses to the Gandhamardan Bauxite Deposit. For a description of this Property, see "Business Overview, Gandhamardan Bauxite Deposit.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

During the year ended December 2002, the Company marketed the Pisces and BRIMACs products and determined that the market potential requires additional funding for marketing these products. The Company wrote down its interests in these products. The Company determined to seek an alternative venture and in September 2002 agreed to acquire all of the outstanding shares of CRL for 33,000,000 shares of common stock. The acquisition of CRL moves the Company into a new area of business in the development of a large bauxite deposit in India known as the Gandhamardan.

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

The Company expects to sell small percentages of its working interest in the Gandhamardan Bauxite Deposit during the fourth quarter of 2003 and also plans to seek management for the Pisces and Hydro divisions. There is no assurance, however, that the Company will be able to sell interests in the bauxite project or find management for the divisions of the Company.

The Company does not have adequate cash to maintain its operations, however, its major shareholder, Perial Ltd. is contributing cash on an as needed basis to maintain its operations. Currently, the Company's monthly working capital requirements total approximately $7,500. In the event the Company is unable to raise additional capital through the sale of its shares of common stock, loans or sale of interest in its projects then the Company will have to suspend or cease operations.

The Company believes that the impact of foreign currency fluctuations will not affect the Company. The Canadian/U.S. dollar exchange rate has been stable at approximately $1.35 Canadian dollars for each U.S. dollar.

As of December 31, 2002, the Company had $ 28,080 in cash. The assets owned by the Company are illiquid except for the interest held in the Gandhamardan Bauxite Deposit in India. As a result, the Company's principal source of cash is the sale of its common shares, the sale of interests in the bauxite deposit or loans from major shareholders. The Company's common shares are listed on the bulletin board operated by the National Association of Securities Dealers, Inc., under the symbol "BPWRF". Accordingly, there is no assurance that the Company will be able to obtain additional capital that is necessary for continuation of operations of the Company.

RECONCILIATION TO US GAAP

The Company's financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies (see
Note 15 to the audited financial statements).

INFLATIONARY AND OTHER ECONOMIC PRESSURES

The Company is not currently generating revenues from the sale of bauxite or its Systems. Future revenues will be generated from the sale of bauxite which will be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company's operation and development expenditure which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of bauxite.

GOVERNMENT POLICIES

The Company has considered the issue of political risk in India and will continue to do so as a matter of normal business practice.

Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country, India, must all be taken into account in relation to the Company's operations.

These policies or factors do not affect investments by United States residents in the Company's common shares.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

RICHARD BURDETT, PRESIDENT, CHIEF EXECUTIVE OFFICER AND A DIRECTOR

Richard Burdett, CEO and Director, is a consultant for the oil and gas industry since he retired from active duty as an officer of the Air Force. As a consultant he performs financial and landman services. He has leased land for oil and gas exploration in Wyoming, North Dakota and South Dakota and Kansas. Mr. Burdett also serves as a director of Perial Ltd. which is a major shareholder of the Company

ROBERT WYLLIE, CHIEF FINANCIAL OFFICER AND DIRECTOR

Robert Wyllie serves as the Company's Chief Financial Officer and Director. From May 1999 to present Mr. Wyllie served as technical support head for Dealervoice Marketing Administrator from September 1990 to April 1999 Ciba Speciality Chemicals. Mr. Wyllie also serves as a director of Perial Ltd. which is a major shareholder of the Company.

MICHAEL ROSA, DIRECTOR

Michael Rosa of Surrey, British Columbia serves as a Director of the Company and is an experienced corporate director and has been involved in natural resource projects and other entrepreneurial activities. His resource experience is beneficial in assisting the Company in the development of the Gandhamardan Bauxite Deposit and also in evaluating other resource projects that may be presented to the Company.

LOIS ZELENKA, SECRETARY

Lois Zelenka serves as the Company's Corporate Secretary since the acquisition of Continental Resources (USA) Ltd was made effective in October 2002. Ms. Zelenka has been involved in various capacities principally in managerial roles since 1997. Currently Ms. Zelenka is Corporate Secretary and employee for Titan Employment Services Inc. of Hutchinson, Kansas and is responsible for compliance and regulatory filings of this temporary employment business.

B.       COMPENSATION

The officers and directors of the Company that came into office subsequent to the end of the fiscal year ended December 31, 2002 currently are serving without compensation because of the current financial status of the Company. A compensation committee will be formed when working capital is sufficient to carry on the Companies operations including compensation to management, officers and directors.

The following table sets forth the compensation incurred by the Company for each of the last three fiscal years, to the previous officers and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE


                                                                                RESTRICTED
                                                                  SECURITIES    SHARES OF
NAMES OF EXECUTIVE                                 OTHER ANNUAL   UNDER         RESTRICTED                      OTHER ANNUAL
OFFICERS AND         YEAR    SALARY      BONUS     COMPEN-        OPTIONS/ SARS SHARES        LTIP              COMPEN-
PRINCIPAL POSITIONS  ENDED   (US$)       (US$)     SATION(US$)    GRANTED(#)    UNITS(US$)    PAYOUTS(US$)      SATION(US$)

Rodney E. Smith      2002    $42,000     nil       36,000(2)      nil           nil           nil               nil
Former President,    2001    $68,000     nil       nil            400,000       nil           nil               $1,774
CEO Director         2000    $9,984      nil       52,477(1)      nil           nil           nil               nil

Ronald E. Brown      2002    $nil        nil       nil            nil           nil           nil               nil
Former President     2001    $2,451      nil       nil            nil           nil           nil               nil
                     2000    $100,251    $11,029   nil            nil           nil           nil               nil

Robert Jamieson      2002    n/a         n/a       n/a            n/a           n/a           n/a               n/a
Former President and 2001    n/a         n/a       n/a            n/a           n/a           n/a               n/a
Director             2000    nil         nil       $11,783(3)     nil           nil           nil               nil

Patrick Lavin        2002    n/a         n/a       n/a            n/a           n/a           n/a               n/a
Former CFO and       2001    $41,500     nil       nil            400,000       nil           nil               nil
Secretary            2000    n/a         n/a       n/a            n/a           n/a           n/a               n/a

Philip Cerpanya      2002    n/a         n/a       n/a            n/a           n/a           n/a               n/a
Former CFO           2001    n/a         n/a       n/a            n/a           n/a           n/a               n/a
                     2000    $26,668     nil       nil            nil           nil           nil               nil

Maureen O'Brien      2002    81,324      nil       nil            nil           nil           nil               nil
Former COO           2001    51,682      51,682    nil            400,000       nil           nil               $12,730
                     2000    n/a         n/a       n/a            n/a           n/a           n/a               n/a

Robert Stewart       2002    48,000      nil       nil            nil           nil           nil               nil
Former VP Corporate  2001    67,290      nil       nil            500,000       nil           nil               $22,299
Communications       2000    30,000      nil       nil            nil           nil           nil               nil

(1)      Represents living allowance of $3,000 per month.

(2)      Consulting fees paid to Briar Management Group, wholly owned by Rodney
         E. Smith. See related parties transactions.

(3) Management fees paid to Street Corporate Services Ltd., a company controlled by Robert Jamieson. See related party transactions.

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

COMPENSATION OF DIRECTORS

Directors do not receive any compensation for serving as members of the Board of Directors. The Board may award options to Directors. There are no contractual arrangements with any member of the Board of Directors.

EMPLOYMENT CONTRACT WITH RON BROWN - STILL OUTSTANDING

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

C.       BOARD PRACTICES

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office. All of the current officers and directors were appointed in February, 2003 after completion of the acquisition of CRL. The Company currently does not have a remuneration committee. All of the members of the board sit on the audit committee.

D.       EMPLOYEES

The Company has no employees other than its officers and directors. The Company has three directors/officers involved in management and administration of the Company. These employees are not compensated for their services, and will not be compensated until the Company obtains funding for the development of the Gandhamardan Deposit.

E.       SECURITY HOLDINGS OF DIRECTORS AND OFFICERS (AS AT JULY 31, 2003)

                          SHARES OWNED OR BENEFICIALLY        PERCENTAGE OF 66,988,194       NUMBER OF OPTIONS HELD
NAME OF INSIDER                    CONTROLLED                OUTSTANDING COMMON SHARES             BY INSIDER
Richard Burdett                       50,000                     less than 0.1%                       Nil
Robert Wyllie                         50,000                     less than 0.1%                       Nil
Lois Zelenka                          50,000                     less than 0.1%                       Nil
Michael Rosa                          50,000                     less than 0.1%                       Nil
TOTAL:                               200,000                               0.3%                       Nil

OPTIONS

The following chart details all outstanding options granted to directors and officers of the Company. All of the persons listed are no longer directors or officers of the Company.

                                                                                              PERCENTAGE OF TOTAL
NAME AND POSITION         SHARES OPTIONED        OPTION PRICE            EXPIRY DATE          OUTSTANDING OPTIONS
-----------------------   ---------------------  ---------------------   -----------------    ---------------------
Rod Smith                 400,000                US$0.50                 Dec. 31, 2005        11.8%

Maureen O'Brien           400,000                US$0.50                 Dec. 31, 2005        11.8%

Robert Stewart            500,000                US$0.50                 Dec. 31, 2005        14.7%

Patrick Lavin             400,000                US$0.50                 Dec. 31, 2005        11.8%

Andrew Finneran           400,000                US$0.50                 Dec. 31, 2005        11.8%

Paul Davey                50,000                 US$0.50                 Dec. 31, 2005        1.5%

Lois VanHoover            50,000                 US$0.50                 Dec. 31, 2005        1.5%

Paul Trudel               300,000                US$0.50                 Dec. 31, 2005        8.8%

Martina F. Kaessner       300,000                US$0.50                 Dec. 31, 2005        8.8%

Randall Saunders          100,000                US$0.50                 Dec. 31, 2005        2.9%

Dan Pfeiffer              400,000                US$0.50                 Jan. 2, 2006         11.8%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The Company is controlled by Perial Ltd. by virtue of its beneficial ownership of 25,000,000 common shares. There are no agreements in place that could result in a change of control of the Company.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.


                                                                            PERCENT OF       INCREASE/DECREASE IN
NAME AND ADDRESS OF OWNER             NUMBER OF SHARES      POSITION          CLASS       PERCENTAGE HELD OVER 2001
-------------------------             ----------------      --------        ----------    -------------------------

Balaton Power Corporation S.A.            725,000          Shareholder         1.1%                  -50%

Perial Ltd.                              25,000,000        Shareholder        37.8%                 +37.8%

City Source Net Ltd.                     5,000,000         Shareholder         7.6%                 +7.6%

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

During the year ended December 31, 2002, the Company, incurred $171,500 (2001-$283,506) to directors and officers for salaries, benefits and consulting fees. Subsequent to the year end, the Company issued 674,020 common shares at a price of $0.10 per share to settle amounts owed such directors and officers.

Currently, Perial Inc. is loaning funds to the Company to enable the Company to meet its day to day working capital requirements. The amounts loaned have no fixed rate of interest or repayment date. As at July 31, 2003, approximately $85,000 was owed by the Company to Perial.

During the year ended December 31, 2001, the Company paid $171,216 (2000 - $Nil) to directors and officers for wages and benefits, $112,290 (2000 - $52,477) to two officers for consulting fees, and $29,499 (2000 - $Nil) to an officer and director of the parent company for finders' fees. Also during fiscal 2001 the parent company advanced $103,875 to the Company. These advances are without interest or specific terms of repayment but are due on demand. As at December 31, 2001 a director of the parent company and the president of the Company were owed $10,500. These amounts were repaid subsequent to year-end.

Balaton Power Corporation S.A purchased 12,500,000 shares of the Company for a price of $.001 per share and subsequently issued a license to the Company to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. As further consideration, the Company is obligated to make a payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000. Subsequent to the year ended December 31, 2003, the parties amended the agreement to reduce the royalty to 2% and eliminated all further obligations of the Company. The Company issued 500,000 common shares to Balaton in consideration for this amendment.

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

B.       SIGNIFICANT CHANGES

Not Applicable.

ITEM 9. THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows:

                       2002             2001            2000             1999            1998

        HIGH           $0.95            1.25            N/A*             N/A*            N/A*
        LOW            $0.02             .50            N/A*             N/A*            N/A*

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows:

                                         2002                                     2001
                       Q1        Q2        Q3        Q4          Q1        Q2        Q3        Q4
        HIGH           $0.95     .80       .45       .02         N/A*      N/A*      N/A*      $1.25
        LOW            $0.80     .45       .02       .25         N/A*      N/A*      N/A*      $0.50

For the most recent six months, the high and low market prices for each month for the Company's common stock were as follows:

                       JUNE 02       MAY 02        APR 02       MAR 03        FEB03         JAN 03

        HIGH           $0.09         $0.           $0.          $0.           $0.           $0.
        LOW            $0.14         $0.           $0.          $0.           $0.           $0.

         * The Company's shares did not trade on any exchange.

B.       PLAN OF DISTRIBUTION

Not applicable.

C.       MARKETS

The shares of the Company have traded on the Over-the-Counter Bulletin Board Quotation System under the symbol "BPWRF" since November 26, 2001.

D.       SELLING SHAREHOLDERS

Not applicable.

E.       DILUTION

Not applicable.

F.       EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

Information regarding the Company's Memorandum and Articles of Association is set out in the Company's Annual Report on Form 20F filed July 15, 2002 and is incorporated herein by reference.

C.       MATERIAL CONTRACTS

STOCK EXCHANGE AGREEMENT DATED SEPTEMBER 30, 2002

On September 3, 2002 the Company entered into an agreement to acquire 100% of CRL from Perial, Inc. in consideration for 33,000,000 common shares of the Company. 25,000,000 of these shares were issued to Perial Inc. and 8,000,000 were issued as a finder's fee. The transaction completed on October 31, 2003 and resulted in the change of control of the Company and the refocus of the Company's business on the Gandhamardan Bauxite Deposit.

LOAN AGREEMENT DATED FEBRUARY 11, 2002

On February 11th, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the "Lender" is to make four consecutive loans to the Company, each loan in the amount of $125,000 (the "Loans") a total of $163,436 was advanced to the Company. Each Loan is evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each Loan has conversion privileges whereby the Lender may convert each of the Loans or any portion thereof outstanding, including interest, into "Units". Each Unit consists of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company, one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004. As at December 31, 2002, $179,779 was owing on the loans, being $163,438 in principal and $16,343 in penalties. The loans have not yet been repaid.

STOCK PURCHASE AGREEMENT OF MARCH 11, 2002

On March 11th, 2002, the Company's wholly-owned subsidiary, Balaton Power USA Inc. ("BPIUSA"), an Idaho company, entered into a Stock Purchase and Business Review Agreement with Hydro Energy Development Corporation ("HEDC"), a Washington corporation, to purchase from HEDC seven Washington State companies, comprising 11unlicensed hydro-electric sites with a combined 80MW power generation potential and three Washington State companies, comprising three fully licensed hydro-electric sites with a combined 20MW power generation potential. The Company has made the payments and acquired the companies.

SHARE ISSUANCE OF APRIL 17, 2002

On April 17th, 2002, the Company issued 1,250,000 fully-paid common shares in the capital of the Company, issued at the price of $0.40 per share and 1,250,000 non-transferable share purchase warrants, entitling the holders thereof to purchase a total of 625,000 common shares in the capital of the Company, each exercisable at any time before the close of business on April 17, 2004 at a price of $0.60 per common share if exercised on or before April 17, 2004 (Note
9).

LETTER OF INTENT DATED JANUARY 14, 2002

The Company has entered into a letter of intent with Vernon Ravenscroft to acquire three companies operating an existing low impact hydroelectric power production facility located near Bliss, Idaho. The facility generated approximately 3 MW of power in 2001 and the electricity is sold under a long term Power Purchase Agreement ("PPA") with Idaho Power Company. The letter of intent was subject to entering into a definitive agreement to acquire a working interest in the facility in the third quarter of 2001. The Company did not enter into the definitive agreement. On December 28, 2002, the Company relinquished its right to acquire an interest in the Company in consideration for $20,000 and a release from all of its obligations under the letter of intent.

LICENSE AGREEMENT WITH BALATON POWER CORPORATION, S.A.

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

BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000. Subsequent to the year ended 2002, the parties agreed to reduce the royalty to 2%, and waive all further obligations of the Company, in consideration for 500,000 common shares of the Company.

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

DISPOSITION OF COMMON SHARES OF THE COMPANY

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

F.       DIVIDENDS AND PAYING AGENTS

Not applicable.

G.       STATEMENT BY EXPERTS

Not Applicable.

H.       DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company, 19 East 4th Avenue, Hutchinson, Kansas 67501 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I.       SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

1.       interest rates on debt; and,

2.       foreign exchange rates.

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

The Company's revenue streams and operating expenses are denominated in three primary currencies: the US dollar, the Canadian dollar and the Indian Rupies. The currency movement that would have the greatest impact upon the Company's operations is the US dollar/Indian Rupies exchange rate. Strengthening the U.S. dollar will have the affect of decreasing the Company's earnings.

INFLATION

Inflation had no material impact on the Company's operations during the years ended December 31, 2002, 2001, and 2000.

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

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:



Auditor's Report                                                                                          F-1
Consolidated Balance Sheet                                                                                F-2
Consolidated Statement of Operations and Deficit                                                          F-3
Consolidated Statement of Cash Flows                                                                      F-4
Notes to Consolidated Financial Statements                                                                F-5

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

The following exhibits are filed with this annual report:



TYPE OF                                                                                             INCORPORATED BY
DOCUMENT         DESCRIPTION                                                                        REFERENCE?

12a              Consolidated Financial Statements for the years ended December 31, 2002 and 2001   yes



                                                                         Page F1

AUDITORS' REPORT


To the Shareholders of
Balaton Power Inc.

We have audited the consolidated balance sheets of Balaton Power Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



                                                        "Harris & Partners, LLP"

Richmond Hill, Ontario                                    Harris & Partners, LLP
July 29, 2003                                              Chartered Accountants


Comments by Auditors for U.S. readers on Canada - U.S. reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated July 29, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                        "Harris & Partners, LLP"

Richmond Hill, Ontario                                    Harris & Partners, LLP
July 29, 2003                                              Chartered Accountants

                                                                         Page F2

BALATON POWER INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)
AS AT DECEMBER 31, 2002 AND 2001


                                                          2002               2001
ASSETS

Current
    Cash                                           $    28,080        $        --
    Prepaid expenses and sundry                          9,441                 --
                                                   -----------        -----------

                                                        37,521                 --
Note receivable (Note 4)                               481,724                 --
Mineral property (Note 5)                            1,145,163                 --
Natural resource properties (Note 6)                        --          2,389,251
                                                   -----------        -----------

                                                   $ 1,664,408        $ 2,389,251
                                                   ===========        ===========

LIABILITIES

Current
    Accounts payable and accrued liabilities       $ 1,456,323        $    50,387
    Convertible loans (Note 7)                         179,779                 --
                                                   -----------        -----------

                                                     1,636,102             50,387
Minority interest                                       26,995                 --
                                                   -----------        -----------

                                                     1,663,097             50,387
                                                   -----------        -----------


SHAREHOLDERS' EQUITY

Share capital (Note 8)                               2,598,000          2,400,000
Deficit                                             (2,596,689)           (61,136)
                                                   -----------        -----------

                                                         1,311          2,338,864
                                                   -----------        -----------

                                                   $ 1,664,408        $ 2,389,251
                                                   ===========        ===========

Approved by the board                         Approved by the board


         (ROBERT WYLLIE)                      (MICHAEL ROSA)

Director  (signed) "Robert Wyllie"            Director   (signed) "Michael Rosa"
          ------------------------                       -----------------------

See accompanying notes

                                                                         Page F3

BALATON POWER INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                        2002            2001
REVENUE                                          $    24,899        $ 35,158
                                                 -----------        --------

EXPENSES
    Writedown of resource properties               1,895,987              --
    Consulting fees and commissions                  171,500              --
    Administration and general                        38,404          20,755
    Production costs                                  22,398          30,687
    Professional fees                                  8,142              --
    Interest                                           3,000              --
    Depletion                                         11,541          15,387
                                                 -----------        --------

                                                   2,150,972          66,829
                                                 -----------        --------


NET LOSS                                          (2,126,073)        (31,671)
Deficit, beginning of year                           (61,136)        (29,465)
Acquisition of Balaton Power Inc. (Note 3)          (409,480)             --
                                                 -----------        --------

DEFICIT, END OF YEAR                             $(2,596,689)       $(61,136)
                                                 ===========        ========

LOSS PER COMMON SHARE
Basic                                            $     (0.05)       $  (0.01)
                                                 ===========        ========
Diluted                                          $     (0.05)       $  (0.01)
                                                 ===========        ========


See accompanying notes

                                                                         Page F4

BALATON POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                2002            2001
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
    Net loss                                             $(2,126,073)       $(31,671)
    Adjustment for items not affecting cash
        Shares issued for services                           160,000              --
        Depletion                                             11,541          15,387
        Writedown of resource properties                   1,895,987              --
                                                         -----------        --------

                                                             (58,545)        (16,284)
    Changes in non-cash working capital components
        Accounts payable and accrued liabilities              13,987          16,284
                                                         -----------        --------

                                                             (44,558)             --
                                                         -----------        --------

FINANCING ACTIVITIES
    Issue of share capital                                    38,000              --
    Cash received on acquisition                              34,638              --
                                                         -----------        --------

                                                              72,638              --
                                                         -----------        --------

CASH, BEGINNING AND END OF YEAR                          $    28,080        $     --
                                                         ===========        ========

SUPPLEMENTARY INFORMATION:
Interest paid                                            $        --        $     --
                                                         ===========        ========
Income taxes paid                                        $        --        $     --
                                                         ===========        ========


See accompanying notes

                                                                         Page F5

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001




1.       GOING CONCERN BASIS OF PRESENTATION AND NATURE OF ORGANIZATION

         On October 31, 2002 Balaton Power Inc. ("BPI") acquired Continental Resources (USA) Ltd., ("CRL") in an arms length transaction, in exchange for 25,000,000 restricted common shares to the shareholders of CRL and as well issued an additional 8,000,000 restricted shares as finders' fees. Balaton Power Corporation S.A. in order to facilitate the transaction also sold 10,000,000 of its 13,000,000 common shares to various parties connected to CRL at $0.001 per share. The acquisition was treated as a reverse takeover of the Company. However, in accordance with EIC-10, the transaction is a capital transaction in substance rather than a business combination. The purchase method has been applied by CRL and the net liability of BPI has been charged to the deficit. The transaction was an asset acquisition by the Company and not a business combination. Accordingly, while the Company will have issued sufficient shares such that control of the Company was acquired by the shareholders of CR the transaction was not accounted for as a reverse takeover.

         The consolidated financial statements of the combined entity are issued under the name of the legal parent, BPI, but are considered a continuation of the financial statements of the legal subsidiary CRL.

         The Corporation is developing a bauxite deposit in the state of Orissa in India.

         The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

         These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiary, Continental Resources (USA) Ltd. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                                         Page F6

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include deposits at Canadian and United States financial institutions.

         MINERAL PROPERTY

         The Company expenses all exploration costs incurred on properties other than acquisition costs prior to the establishment of proven and probable reserves. The company performs evaluations of its assets to assess the recoverability of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon discounted future net cash flows from asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

         Costs related to the acquisition, exploration, development and inherent costs to the management of the mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value. Recovery of the amounts recorded under mineral properties is dependent upon the ability of the Corporation to obtain the financing needed to complete the development, and future profitable production or proceeds from the disposal thereof. The amount shown for mineral property does not necessarily reflect future or present values.

         STOCK-BASED COMPENSATION PLANS

         Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years beginning January 1, 2002.

         INCOME TAXES

         Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

                                                                         Page F7

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         EARNINGS (LOSS) PER COMMON SHARE

         Basic earnings (loss) per share is computed by dividing the earnings
         (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

         FOREIGN EXCHANGE

         Although the functional currency of the Company is the Canadian dollar, these financial statements use the US dollar as the unit of measurement. Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Other balance sheet items denominated in foreign currencies are translated at the rates of exchange in effect at the translation date. Income and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Translation gains and losses are included in income.

3.       ACQUISITIONS

         Effective October 31, 2002, Continental Resources (USA) Ltd., in order to become a reporting issuer, was acquired by Balaton Power Inc. (see
         Note 1).

         Assets acquired, liabilities assumed and purchase consideration are as follows:

         Cash                                                     $         696
         Other assets                                                    10,200
         Liabilities assumed                                           (420,376)
                                                                  -------------

         Net liability charged to retained earnings               $    (409,480)
                                                                  =============

         During the year, the company CRL acquired 50% and effective control of Continental Orissa Mining Private Limited ("Orissa") for consideration of management directing the exploration and development of a bauxite deposit in the province of Orissa, India. The acquisition has been accounted for as a purchase and the results of operations have been included in these financial statements from the date of acquisition.

         Assets, acquired, liabilities assumed and purchase consideration are as follows:

         Assets acquired
         Mineral property                                         $    1,145,163
         Liabilities assumed                                          (1,145,163)
                                                                  --------------

         Consideration                                            $           --
                                                                  ==============

                                                                         Page F8

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


4.       NOTE RECEIVABLE

         On October 31, 2002, Perial Ltd. ("Perial"), the parent of CRL, purchased the oil and gas properties of CRL to facilitate the reorganization of CRL and Balaton Power Inc. Perial acquired from its then wholly owned subsidiary, CRL, all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.


5.       NATURAL RESOURCE PROPERTIES

         Resource properties consist of:                           2002             2001
         Acquisition costs                               $           --    $   2,418,533
         Accumulated depletion                                                   (29,282)
                                                         --------------    -------------

                                                         $           --    $   2,389,251
                                                         ==============    =============


6.       LICENSE AGREEMENT

         The Company has entered into a license agreement with Balaton Power Corporation S.A., to manufacture, market, sell/lease and otherwise commercialize Balaton's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has a continuing option to renew for a further 20 years at the expiration of each 20 year period. The Company paid a $50,000 advance royalty payment and will pay a royalty of 5% as calculated pursuant to the agreement and a further $100,000 once the Company has raised a further $4,000,000 in financing.

         Subsequent to the year end, the agreement was amended to reduce the royalty to 2% and eliminate all other obligations of the Company under the agreement. The Company issued 500,000 common shares as consideration for this amendment.


7.       CONVERTIBLE DEBT

         On February 11, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the Lender was to make four consecutive loans to the Company, each loan in the amount of $125,000 ("the loans"). Each loan shall be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each loan has conversion privileges whereby the Lender may convert each of the loans or any portion thereof outstanding, including interest, into "Units". Each Unit shall consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company one additional common share at an exercise price of $0.50 at any time prior to expiry date of December 31, 2004.

         The Company received $163,436 under the terms of these loans and has incurred a penalty of $16,343.

                                                                         Page F9

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



8.       SHARE CAPITAL

         Authorized        700,000,000 common shares without par value

         Issued and fully paid                                                             Shares           Amount
         Balance - December 31, 2000 and 2001                                          55,878,194    $   2,400,000
         Issued for fees and services                                                   8,000,000          160,000
         Issued for cash                                                                1,110,000           38,000
                                                                                   --------------    -------------

         Balance - December 31, 2002                                                   64,988,194    $   2,598,000
                                                                                   ==============    =============

         Effective October 31, 2002, the Company purchased 100% of the outstanding common shares of CRL. This transaction has been accounted for as a purchase of assets by CRL. CRL is deemed to be the acquiring company and CRL is now the reporting company. CRL is the legal subsidiary and Balaton Power Inc. is the legal parent. The issued capital in these consolidated financial statements is the issued capital of CRL. The number of shares issued and outstanding in 2000 has been restated to reflect the number of shares issued to the former shareholders of CRL.

         At December 31, 2002, the following warrants were outstanding:

         AMOUNT                      PRICE                             EXPIRY
         $    1,250,000          $    0.60                     April 17, 2004
                150,000               0.10                      July 17, 2003
                150,000               0.20                      July 17, 2004
                935,000               0.20                      July 17, 2003
                935,000               0.30                      July 17, 2004
                 60,000               0.20                    August 15, 2003
                 60,000               0.30                    August 15, 2004
                730,000               0.20                 September 15, 2003
                730,000               0.30                 September 15, 2004
                300,000               0.20                 September 15, 2004
                149,000               0.20                  February 21, 2004
                150,000               0.10                      July 15, 2003
              1,145,000               0.20                      July 15, 2003
                995,000               0.30                      July 15, 2004
              1,030,000               0.20                 September 15, 2004

         At December 31, 2002, the following employee stock options were outstanding:

         Options
              3,000,000          $    0.50                  December 31, 2005
                400,000               0.50                    January 2, 2006

         All warrants and stock options were issued prior to the acquisition of CRL.

                                                                        Page F10

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



9.       INCOME TAXES

         In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future income tax assets is dependant upon the generation of future taxable income and on the successful development of its mineral property.

         A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

                                                                          2002             2001
         Combined federal and provincial income tax rates                    40%               44%
                                                                 ==============    ==============

         Loss before income taxes                                $   (2,126,073)   $     (31,671)

         Expected income tax (recovery)                                (850,000)         (14,000)
         Non-deductible loss                                            758,000               --
         Losses for which tax benefit has not been recorded              92,000            14,000
                                                                 --------------    --------------

         Actual income taxes                                     $           --    $           --
                                                                 ==============    ==============

         The significant components of the company's future income taxes are as follows:

         Future income tax assets

         Net operating losses carried forward             $    1,917,000    $       61,000
         Valuation allowance for future income taxes           1,917,000            61,000
                                                          --------------    --------------

                                                          $           --    $           --
                                                          ==============    ==============

         The company has accumulated potential tax benefits coming from losses carried forward. The related tax benefits will be recorded when realized. They expire as follows:

                                                                         Losses
         2006                                                     $     475,000
         2007                                                           695,000
         2008                                                           747,000
                                                                  -------------

                                                                  $   1,917,000
                                                                  =============

                                                                        Page F11

BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



10.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         a)       Fair value disclosure

                  Fair values are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

                  The Company has determined that the carrying value of its financial assets and liabilities approximates their fair value.

         b)       Foreign exchange risk

                  The Company incurs expenditures in United States dollars and Indian rupees as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

                  Interest rate risk

                  The Company's principal exposure to interest rate fluctuations is with respect to its convertible debt financing which bears interest at 7.3%.


11.      RELATED PARTY TRANSACTIONS

         Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

         On October 31, 2002, CRL sold its oil and gas properties to Perial Ltd., its parent company, to facilitate the reorganization of CRL and Balaton Power Inc. Perial acquired from its then wholly owned subsidiary, CRL all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.


12.      COMMITMENTS

         The Company is committed to the lease of its Boise, Idaho premises until March 2004 at the rate of $1,280 per month.


13.      CONTINGENT LIABILITY

         On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defences against the claim and intends to vigourously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

                                                                        Page F12
BALATON POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001






14.      SUBSEQUENT EVENTS

         Subsequent to the year end the Company issued 674,020 common shares in lieu of cash as payment for services and reimbursement of expenses and 500,000 common shares on account of royalty payments.


15.      COMMENTS FOR U.S. READERS

         Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and a reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

         STATEMENT OF SHAREHOLDERS' DEFICIENCY

                                             Share Capital
                                          Shares           Amount           Deficit              Total
Balance at December 31, 2000          55,878,194       $2,400,000       $   (29,465)       $ 2,370,535
Net loss                                      --               --           (31,671)           (31,671)
                                      ----------       ----------       -----------        -----------

Balance at December 31, 2001          55,878,194        2,400,000           (61,136)         2,338,864
Issued for cash                        1,110,000           38,000                --             38,000
Issued for services                    8,000,000          160,000                --            160,000
Acquisition of Balaton (note 3)               --               --          (409,480)          (409,480)
Net loss                                      --               --        (2,126,073)        (2,126,073)
                                      ----------       ----------       -----------        -----------

Balance at December 31, 2002          64,988,194       $2,598,000       $(2,596,689)       $     1,311
                                      ==========       ==========       ===========        ===========

                                   SIGNATURES

The Company certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


BALATON POWER INC.


Per:


/s/ Richard Burdett
-------------------------------------
RICHARD BURDETT
Chief Executive Officer



DATED:   July 31, 2003

                                 EXHIBIT INDEX


EXHIBIT                                                                                              INCORPORATED BY
NUMBER            DESCRIPTION                                                                        REFERENCE?
------            -----------                                                                        ---------------
12a               Consolidated Financial Statements for the years ended December 31, 2002 and 2001   yes

31.1              Certification of the Chief Executive Officer

31.2              Certification fo the Chief Executive Officer

32.1              Certifications of the Chief Executive Officer and Chief Financial Officer Pursuant
                  to Section 906 of Sarbanes-Oxley Act of 2002