Form 20-F
period 2003-12-31
BALATON POWER INC
filed 2004-07-15
CIK 1132704

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-32255

BALATON POWER INC.
(Exact name of Registrant specified in its charter)

N/A
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

Number of outstanding shares of the Company's only class of capital stock as at December 31, 2003 (date of last audited financial statement herein) was 66,762,214 Common Shares Without Par Value.

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [  ] NO [X]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [X] Item 18 [  ]

TABLE OF CONTENTS
to Form 20-F of
Balaton Power Inc. ("Balaton")

Page

GLOSSARY 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS OF BALATON 3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 3

ITEM 3. KEY INFORMATION 3

ITEM 4. INFORMATION ON THE COMPANY 7

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 17

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 20

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 25

ITEM 8. FINANCIAL INFORMATION 26

ITEM 9. THE OFFER AND LISTING 27

ITEM 10. ADDITIONAL INFORMATION 28

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 37

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 38

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 38

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS. 39

ITEM 15. CONTROLS AND PROCEDURES 39

ITEM 16. [RESERVED] 39

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 39

ITEM 16.B CODE OF ETHICS 40

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES 40

ITEM 17. FINANCIAL STATEMENTS 40

ITEM 18. FINANCIAL STATEMENTS 57

ITEM 19. EXHIBITS 57

GLOSSARY
Term	Definition
Acquisition	The Company's acquisition of CRL in October 2002
Act	Securities Act of 1933, as amended
Balco	Bharat Aluminium Co.
BRIMAC	Balaton Remote Intergrated Monitoring and Control System
BSA	Balaton Power Corporation S.A.
CDN GAAP	Generally accepted accounting principles in Canada
CFC	Controlled foreign corporation
CIMM	Canadian Institute of Mining and Metallurgy
Code	Internal Revenue Code
Committee	Board of directors of the Company who will be Plan administrators
Company	Balaton Power Inc.
COMPL	Continental Orissa Mining Private Limited
Continental	Continental Resources Ltd., a company incorporated under Québec
CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company
EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals
FERC	Federal Energy Regulatory Commission
GSI	Geological Survey of India
Gandhamardan Bauxite Deposit	The second largest bauxite deposit situated in the Gandharmardan hill, Duragali, State of Orissa, India
Exchange Act	Securities Exchange Act of 1934
Indicated Resource

That part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Resource

That part of the Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An Inferred Resource has a lower level of confidence than that applied to an Indicated Resource.

Investment Act	Investment Canada Act
IRS	Internal Revenue Service
ISO Options	Incentive stock options
Joint Venture Agreement	The joint venture agreement between Continental and OMC dated April 18, 1997
Lease	The mining lease issued in the name of OMC for over 285 hectares named Block 7 of the Gandhamaradan Bauxite Deposit

Measured Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An Indicated Resource has a higher level of confidence than an Inferred Resource but has a lower level of confidence than a Measured Resource.

MECL	Mineral Exploration Corp. Ltd.
Mineral Reserve

Economically mineable part of a Measured or Indicated Resource demonstrated by at least a comprehensive study of the viability of a mineral property that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.

Mineral Resource

Concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

NQSO Options	Non-qualified stock options
ODM	Orissa Directorate of Mines
OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation, the Company's joint venture partner
Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, a major shareholder of the Company
PFIC	Passive foreign investment companies
Pisces Process	Fish protective water inlet device
Plan	The Company's 2004 incentive stock option plan
QEF	Qualified electing fund
Ravenscroft	Vernon Ravenscroft
Ravenscroft Site	Ravenscroft's hydroelectric power production facility and site situated in Bliss, Idaho
Report	A report prepared by E.A. Gallo, P. Geo, titled "The Summary Report Gandhamardan Bauxite Deposit Sambupar and Balangir Districts, State of Orissa, India, dated April 8, 2003
SEC	United States Securities and Exchange Commission
System	Low-impact run-of-the-river hydroelectric power production system
Tax Act	Income Tax Act (Canada)
Treaty	Canada-United States Income Tax Convention, 1980
US GAAP	Generally accepted accounting principles in the United States of America

PART 1.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS OF BALATON

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following constitutes selected financial data derived from the audited financial statements for the Company for the last five fiscal years ended December 31, 2003 (see Item 17). The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada ("CDN GAAP"). Financial statements include information relating to the Company's wholly-owned subsidiary Continental Resources (USA) Ltd. ("CRL").
(US$)	2003	2002	2001	2000	1999

Balance Sheet Data
Total assets according to
financial statements (CDN GAAP)	1,632,818	1,664,408	2,389,251	2,404,638	2,391,053
Total assets (US GAAP)	1,632,818	1,664,408	2,389,251	2,404,638	2,391,053
Total liabilities	1,727,812	1,663,097	50,387	34,104	12,281
Share capital	2,738,402	2,598,000	2,400,000	2,400,000	2,400,000
Retained earnings (deficit) (CDN GAAP)	(2,910,886)	(2,596,689)	(61,136)	(29,466)	(21,229)
Retained earnings (deficit) (US GAAP)	(2,910,886)	(2,596,689)	(61,136)	(29,466)	(21,229)

(US$)
Period End Balances (as at)
Working capital	1,664,886	(1,598,581)	(50,387)	(34,104)	(12,281)
Resource properties	1,145,163	1,145,163	2,389,251	2,404,638	2,391,053
Shareholders' equity	(94,994)	1,311	2,389,251	2,404,638	2,391,053

(US$)	2003	2002	2001	2000	1999

Number of outstanding shares	66,762,214[1]	64,988,194	55,878,194	55,878,194	55,878,194

(US$)
Statement of Operations Data
Revenue	-	24,899	35,158	10,937	7,197
Production costs	-	22,398	30,687	11,219	21,490
Writedown of resource properties	-	1,895,987
General and administrative expenses	314,917	232,587	20,755	3,007	10,075
Income (loss) according to financial
statements (CDN GAAP)	(314,917)	(2,126,073)	(31,671)	(8,237)	(29,315)
Loss per common share (CDN GAAP) [2]	0.01	(0.05)	(0.01)	(0.01)	(0.01)
Loss per common share (US GAAP)[2]	(0.01)	(0.05)	(0.01)	(0.01)	(0.01)

Notes:

(1) During the year 2003, a shareholder subscribed for 1,200,000 common shares for net cash proceeds of $77,490 to the Company. Such shares were not issued to the shareholder until after the year-end. As such, the number of issued and outstanding shares and retained earnings as at December 31, 2003 do not reflect this transaction.

(2) Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

See Item 17 for accompanying audited year end financial statements (prepared in accordance with CDN GAAP) for further details.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Company with No History of Earnings. The Company has no operating history, no revenues and is subject to all the risks inherent in a start-up business enterprise including lack of cash flow and no source of revenue. The Company's only source of revenue will be from the sale of interests in the Gandhamardan Bauxite Deposit and/or sale of bauxite from those deposits. The Company does not currently generate any revenue from the sale of its products, and will require significant additional capital to place its property into production.

Liquidity; Need for Additional Financing. Historically, the Company has funded its operations through the sale of equity capital. The Company has had and will continue to have capital requirements in excess of its currently available resources. The Company is not able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance the final phase of the feasibility study on the Gandhamardan Bauxite Deposit. To the extent that any such financing involves the sale of equity capital, the interests of the Company's then existing shareholders would be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

Reliance Upon Directors and Officers; Management. The Company is wholly dependent at present upon the personal efforts and abilities of its officers and directors, who exercise control over the day-to-day affairs of the Company. The loss of any director or officer could have an adverse effect on the Company.

Issuance of Additional Shares. The Company is authorized to issue 700,000,000 common shares. As at December 31, 2003, 66,762,214 common shares were issued and outstanding. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons, except as otherwise disclosed in this document, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

Indemnification of Officers and Directors for Securities Liabilities. The laws of the Province of British Columbia provide that the Company could indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Business Corporations Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such officers, directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "SEC"), indemnification is against public policy as expressed in the Securities Act of 1933 (the "Act"), as amended, and is, therefore, unenforceable.

The Company's Management May Not Be Subject to U.S. Legal Process. As Canadian citizens and residents, certain of the Company's directors and officers may not subject themselves to U.S. legal proceedings so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., the Company's insiders may have defences available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. The Company's management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, the Company's shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Exploration of Resource Property. Exploration of natural resources involves a high degree of risk. The long-term profitability of the Company will, in part, be directly related to the cost and success of the exploration and future development of the Gandhamardan Bauxite Deposit in Orissa State, India. Substantial expenditures are required to establish resources and reserves through drilling, to develop processes for extraction and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. No assurance can be given that Mineral Resources will be converted to Mineral Reserves, that funds required for the development can be obtained on a timely basis, that funds will be adequate to complete a feasibility study and /or that bauxite can be economically extracted from the Gandhamardan Bauxite Deposit.

Operating Hazards and Risks. Exploration and development of natural resources involves many risks, which, even with a combination of experience, knowledge and careful examination may not be mitigated. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

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

Options and Joint Ventures. In order to conserve financial resources, the Company intends to enter into option, joint venture, or development agreements and form a consortium to finance the exploration and possible development of the Gandhamardan Bauxite Deposit. If such agreements are entered into, the Company's position in the Gandhamardan Bauxite Deposit would change, and the Company could lose control of the exploration and development of the deposit. There is no assurance that a consortium will be formed, or if formed, will be formed on terms favourable to the Company, or that the exploration and development of the Gandhamardan Bauxite Deposit will proceed.

Title to Assets. While the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, such opinions cannot be viewed as a guarantee of title. Title may not be affected by unregistered interests and claims to title, which could adversely affect the Company's ability to develop its properties.

Inadequate Working Capital. The Company does not have adequate working capital to conduct the final phase of the feasibility study on the Gandhamardan Bauxite Deposit and must raise funds through private placements or public offerings of treasury shares, through debt financing, if available, or sale of a portion of its interest in its projects. If the Company is not successful in raising further funds, it may not be able to complete its development plans.

Interruption by Local Residents. The Company may require the support of local residents to be able to proceed with the development of the Gandharmadan Bauxite Deposit. Past development of the Gandhamardan Bauxite Deposit has been thwarted by local residents who opposed development in the Gandharmadan and successfully suspended operations. There is no assurance that the Company will be able to obtain the support of local residents.

Mining Leases. Orissa Mining Corporation ("OMC"), the Company's joint venture partner, currently holds a mining lease for Block 7, which contains an estimated 20% of the estimated Mineral Resource (including the Inferred Resources) comprised in the Gandhamardan Bauxite Deposit. Block 7 is one of ten Blocks comprising the Gandharmadan Bauxite Deposit. The Company and OMC intend to mine one Block at a time and other mining leases will be obtained as needed from the State of Orissa. Although OMC does not express concern over obtaining additional mining leases for other Blocks of the Gandharmadan Bauxite Deposit, there is no assurance that OMC will be able to do so.

Exchange Rate Fluctuation. The profitability of the Company may be adversely affected by fluctuations in the rate of exchange of Indian Rupies into United States dollars. The Company does not take any steps to hedge against currency fluctuations.

Patents. The Company has a license to manufacture and sell the Pisces Process detailed in Item 4 of this document. There is no assurance, however, that third parties may not infringe on the patents. In order to protect the patent rights, the Company or the patent owners may have to file lawsuits and obtain injunctions. If the Company does that, it will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if the Company or patent holders obtain the injunctions, there is no assurance that those infringing on the patents will comply with the injunctions. Further, the Company or patent holders may not have adequate funds available to prosecute actions to protect the patents, in which case those infringing on the patents could continue to do so in the future.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development

The Company's legal name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) (now the British Columbia Business Corporations Act) under the laws of the Province of British Columbia on June 25, 1986. The Company's registered office is c/o its solicitors, Lang Michener llp, 1500 - 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, telephone number (604) 689-9111. The Company's principal place of business is 19 East Fourth Street, Hutchinson, Kansas, U.S.A., 67501, telephone number (620) 662-3697 and facsimile number (620) 682-6861.

The Company is in the start-up stage and has initiated limited operations. Prior to the acquisition/merger with CRL in October 2002 (the "Acquisition"), the Company was in the construction, installation and sale of "low impact" run-of-the-river hydroelectric power production systems (the "System") which incorporated a patent pending fish protective water inlet device (the "Pisces Process"). Following the Acquisition, the Company changed its primary business to exploring and developing the Gandhamardan Bauxite Deposit. Important events in the development of the Company's business are noted below.

The Company commenced business with certain hydro electric power assets known as the Pisces System and the Balaton Remote Integrated Monitoring and Control System BRIMAC. The Company's intent was to use these systems in connection with the development of hydro electric power projects in the Pacific Northwest. On January 14, 2001, the Company entered into a power purchase agreement with Idaho Power Company and an agreement in principle with Vernon Ravenscroft ("Ravenscroft") of Bliss, Idaho, which superseded an earlier agreement dated August 25, 2000, to acquire a one-third interest in Ravenscroft's hydroelectric power production facility and site (the "Ravenscroft Site"). Between 2000 and 2002, the Company spent $160,000 earning its interest in the Ravenscroft Site. Despite such expenditures, substantial obligations remained with no funding to fulfil them. As such, the Company decided that it was in its best interest to sell the Ravenscroft Site back to Ravenscroft. During 2002, the Company sold its interest in the Ravenscroft Site for $20,000 and the Company was released from any ongoing commitments. During 2002, the Company also entered into agreements to acquire eleven unlicensed hydro power sites. These acquisitions were completed, however none of the sites have been developed, and the Company has no plans to develop these sites.

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. ("Perial") for the purchase of CRL. The Company issued a total of 33,000,000 common shares in its own capital to acquire CRL of which 25,000,000 were allocated to Perial and 8,000,000 shares were issued as finder's fees. CRL is a joint venture partner with OMC which has an interest on a significant bauxite deposit in Orissa, India, known as the "Gandhamardan" (the "Gandhamardan Bauxite Deposit"). The Acquisition was treated as a capital transaction by the Company and not a business combination. Prior to the Acquisition, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL's outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% interest in production from the oil and gas assets.

CRL's sole asset at the time of the Acquisition, on or about October 2002, was a 50% interest and effective control of Continental Orissa Mining Private Limited ("COMPL"), which CRL acquired during 2002 in consideration for agreeing to direct the exploration and development of the Gandhamardan Bauxite Deposit.

During 2003 and subsequent to the year end, the Company focussed on establishing a strong working relationship with OMC, the owner of 50% of COMPL. The Company and OMC have discussed the principal terms upon which the exploration and possible development of the Gandhamardan Bauxite Deposit, although no written agreement has yet been signed. In addition, during 2003 management held discussions with potential partners to provide financial and technical resources to assist in the exploration and potential development of the Gandhamardan Bauxite Deposit. These discussions took substantially all of the time of the Company's management.

The Company is currently seeking a manager, joint venture partner or purchaser for its hydroelectric power assets which includes the Pisces Process and BRIMAC. The Company does not intend to install the System at any sites, and does not plan to develop any of its own hydroelectric sites. The System is designed to produce "green"/renewable electricity. A "green" system is one which generates electricity from non-carbon based fuels and does not adversely impact the flows of rivers or aquatic life and is considered "low impact" on the environment. As of the date hereof, the Company has not constructed, installed or sold any Systems, the Pisces Process (other than its tested prototypes) or BRIMACs and does not generate or distribute electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, the Pisces Process or BRIMACs and the Company has not received any significant expression of interest for the systems.

B. Business Overview

The Company's business is focussed on the development of the Gandhamardan Bauxite Deposit.

Gandhamardan Bauxite Deposit

On April 18, 1997, Continental entered into an agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and exploit the Gandharmadan Bauxite Deposit (the "Joint Venture Agreement"). Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental's proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Bauxite Deposit, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration of the deposit. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners.

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial for the purchase of CRL in consideration for 33,000,000 common shares. See "History and Development" above for terms of the acquisition of the Gandhamardan Bauxite Deposit.

The Company has held further discussions with OMC to establish the framework upon which the parties will further explore and develop the Gandhamardan Bauxite Deposit. Based upon these discussions, the Company expects that a formal agreement will be reached in which OMC will contribute the property and the Company will provide the financial resources for exploration and development. The Company will be required to fund 100% of all costs to production, and thereafter the Company and OMC will receive 89% and 11% of profits, respectively. This change has not yet been formally made to the Joint Venture Agreement.

In order to further explore and develop the Gandhamardan Bauxite Deposit, the Company will need to complete the final phase feasibility study. The Company has received an estimate of $2.0 million as the cost to complete the feasibility study. The Company does not currently have the resources to complete this study. Further funds will be required to develop the Gandhamardan Bauxite Deposit , if it is determined to be economical. The Company believes that the most efficient way to further explore and potentially develop the Gandhamardan Bauxite Deposit, including the feasibility study, is through the establishment of a consortium of entities. The Company has not yet confirmed specific consortium partners although several parties have expressed interest. There is no assurance that the Company will be able to form a consortium, or what the terms of any consortium formed will be. If the Company is unable to locate suitable partners, the Company will have seek additional financing to carry out the feasibility study.

The following information is summarized from a report prepared by E.A. Gallo, P.Geo. entitled "Summary Report Gandhamardan Bauxite Deposit Sambupar and Balangir Districts, State of Orissa, India, dated April 8, 2003" (the "Report"). This report summarizes exploration on the property by past operations, and was prepared and is disclosed by the Company under Canadian securities regulations.

Property Description And Location

The Gandhamardan Bauxite Deposit is located at the top of Gandhamardan hill near the town of Duragali, State of Orissa, India. This hill, which has a plateau top, is linear aligned in a Northeast-Southwest direction. The hill straddles the boundary, between Balangir District to the Southeast, and Sambalpur District to the Northwest, in the west central part of the State of Orissa, in eastern India.

Gandhamardan is bounded by Latitudes 20 degrees and 50 minutes and 20 degrees 55 minutes North, and Longitudes 82 degrees 451 and 82 degrees 54 minutes East. It plots on Survey of India topographic sheet NTS 64L/l3. Gandhamardan hill extends in a Northeast-Southwest direction for a length of 9.8 kms. Width ranges from 0.4 to 2.6 kms, and averages 0.75 km. The top of the hill is a plateau, with an areal extent of 7.4 kms2. The bauxite zone covers an area of 734 hectares. Due to its large size and lineal alignment, the deposit has been divided into 10 l-km wide blocks, numbered 1 to 10.

Vegetation on the plateau consists primarily of tiger-grass, dwarf palm, chachar, chhena, bantulsi, etc., with small, isolated clumps of stunted hardwood trees such as char and kendu. The stunted trees rarely exceed 4 meters in height. Vegetation on the hill flanks contrast greatly with that on the plateau. The flanks are densely forested by mature hardwood trees such as char, kendu, tenk, and sal. Underbrush consists mainly of bamboo clumps, leafy vines, shrubs, and medicinal herbs. Gandhamardan hill is a designated forest reserve. Regulations allow mining operations to be conducted in such reserves, however, the operator must establish a reserve area elsewhere that is equal in area to the mining lands.

Gandhamardan hill stands approximately 1,200 meters above sea level, and 700 meters above a plain at the base of the hill. The plateau top has a gentle relief of about 50 meters.

Accessibility, Physiography and Infrastructure

The property on which the Gandhamardan Bauxite Deposit sits is easily accessed by 4-wheel drive vehicle along a poorly maintained road up the NW flank of the hill. This road departs the village of Duragali, at the base of the hill, and winds 4 kms to the top. Duragali is connected by paved road to Paikmal, a town with all modern facilities, including power, water, transportation, communication, food, shelter, supplies, services, and labour. Paikmal is connected by paved roads to the State Capital, Bhubaneswar, about 300 kms to the East, and to port cities along the Bay of Bengal, equidistant to the Southeast.

At the time the exploration work was performed, the hill top could also be accessed up the Southeast side. This road currently has 3 wash-outs. After repairs, this road will also be navigable by 4-wheel drive vehicle. The Southeast road is preferable, as it provides a slightly shorter route to the hill top, and access by paved roads southerly to the towns of Lakhna and Nawaspara, 32 and 39 kms distant, respectively. Both these towns lie along the South Eastern Railway line. This rail line was recently constructed by the Indian Government to facilitate the development of bauxite deposits in Orissa State by linking them to the port city of Vishakhapnam on the Bay of Bengal.

The climate in the Gandhamardan area is sub-tropical, with summer temperatures averaging 33 degrees C, and winter temperatures averaging 18 degrees C. Annual rainfall averages 150 cms, most of which falls during the monsoon season, between July and August. The months of January and February experience little or no rain. Previously, the monsoon rains came in 3-year cycles, however, they have failed to come for the past several years, resulting in impoverished drought conditions.

Title to Property

OMC currently holds a mining lease (the "Lease") on Block 7, which contains about 20% of the deposit, or approximately 40 million tonnes. The Lease covers an area of 285 hectares. OMC has applied for a mining lease covering the rest of the deposit. A perimeter land survey must be performed before this second lease is granted.

Geological Setting

The general geology of the Orissa region consists primarily of Precambrian rocks of the Indian Shield. These rocks have been divided into 4 distinct sectors, based on their lithologies and structure. The sectors are named after the geographic region in which they occur - West, South, Coastal, and North sectors.

The West sector is where Gandhamardan is located. This sector is underlain primarily by Archean granitic gneisses, khondalites, charnockites, and migmatites. These rocks trend in a general Northeast-Southwest direction, gently curving eastward at their northern end. Khondalites are rocks formed by high-grade metamorphism of argillaceous, arenaceous, and calcareous sediments. They are unique to this part of the world, and they host major deposits of bauxite. The West sector is separated from the South and North sectors by the Eastern Ghat Boundary Fault and the North Orissa Boundary Fault, respectively.

The South sector is also underlain predominantly by Archean rocks. They are comprised of marbles, calc-granulites, carbonatites, gneisses, khondalites, and charnockites. This sector is composed of 4 fault blocks, each with distinct trends. The rocks in 2 of the blocks trend E-W. Trends in the other 2 blocks are Northeast-Southwest, and Northwest-Southeast, respectively. The North Orissa Boundary Fault separates the South sector from the North sector.

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

The local geology at Gandhamardan and the geology of the property are the same. Both consist exclusively of khondalites, represented by garnetiferous quartz-feldspar-sillimanite gneisses and schists with or without ilmenite and graphite. Subordinate garnetiferous quartzites are also present. The rocks have a pronounced Northeast-Southwest strike, conformable to the regional trend, and curve slightly to the east at their northern extremity. The rocks have been tightly folded, and now dip steeply to the Southeast at 45 degrees to 70 degrees.

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

The bauxite layer ranges from 4.3 to 35.0 meters in thickness, and averages 16.6 meters. It varies in colour from pinkish-red to yellowish-brown, buff, or brown. It is medium to fine grained, massive and compact. Vesicular and pisolitic textures may be displayed. Hardness varies from 2.5 to 3.5. Banding and foliation are sometimes evident. The bauxite is composed mainly of the minerals gibbsite and hematite, which together comprise about 95%. The remaining 5% is a mixture of several oxide minerals in minor and trace amounts.

The table below shows the mineralogical composition of the bauxite.

category	mineral	composition
Major	Gibbsite Hematite	(Al2O3.3H2O) AlO (OH) Fe2O3
Minor	Goethite Boehmite Anatase Quartz	HfeO2 A1O (OH) TiO2 TiO2
Trace	Zircon Ilmenite Kaolinite Lepidocrocite Garnet	ZrSiO4 FeTiO3 Al4(SiO10) (OH)8 FeO (OH) A3B2(SiO4)3	A = Ca, Fe, Mg, or Mn B = Al, Fe, Ti, or Cr

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

History

The potential for bauxite at Gandhamardan was first recognized in the 1940's by the Geological Survey of India ("GSI") who recommended that the area be thoroughly prospected.

In 1948, Orissa Directorate of Mines ("ODM") sank several pits which intersected only laterite.

In 1959, ODM identified bauxite at Gandhamardan and immediately undertook a programme of exploration and evaluation. GSI and Mineral Exploration Corp. Ltd. ("MECL") participated, as did Aluminium Corp. of India, an aluminium producer.

ODM drilled 75 holes in 1959, and reported a resource of 6 million tonnes grading +50% Al2O3 to a depth of 17 meters.

Subsequent phases of drilling were conducted between 1961-65. In the late 1960's, Aluminium Corp. of India undertook detailed exploration with MECL, after which MECL reported a resource of 26 million tonnes of metallurgical grade bauxite, using a cut-off of +46% Al2O3.

The deposit attracted no further attention until 1975, when the economic potential of the large, low-silica bauxite deposits in Orissa became recognized. Bharat Aluminium Co. ("Balco") expressed interest in Gandhamardan as a source of feed for their aluminium plant at Korba, situated 350 kms by rail to the North, in the adjoining State of Madhya Pradesh. At Balco's request, an integrated exploration programme was undertaken jointly by MECL, GSI and ODM. The programme included line-cutting, topographic surveying, geological mapping, pitting, drilling, sampling, mineralogical studying, and metallurgical testing.

Balco commissioned a feasibility study on a portion of the deposit in 1980, and upon its conclusion, prepared to bring it into production. However, due to opposition of local villagers, Balco did not continue with the project.

The property remained idle until 1997, when Continental Resources Ltd. ("Continental") and OMC agreed to jointly develop Gandhamardan pursuant to the Joint Venture Agreement. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however the study was never done due to numerous delays. The author of the Report visited the property at this time, and during one of the visits, collected 6 samples, 2 from Pit GP-2, and 2 from each of 2 scarp sites. These samples were collected in the presence of E.A. Gallo, a Canadian geologist, who transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by the x-ray fluorescence, fused-disc method. The Certificate of Analyses for these samples may be found in Appendix I of the Report. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners.

Sampling Procedure and Analyses

Under the direct supervision of ODM and MECL geologists, samples of the bauxite zone were taken from selected scarp sites and from each pit and drill hole. Scarp samples of the bauxite were taken by ODM wherever accessible at the ends of cross lines. Channel samples were cut vertically along 1 meter intervals, forming channels 15 cms wide, 5 cms deep, and 1 meter long. A total of 130 samples were cut from 17 scarp sites, across a cumulative length of 121 meters. The bauxite zone in the scarp faces is not fully exposed, the lower half being buried by talus. Recognizing this limitation, ODM nevertheless calculated average grades from the assay results. They are given in MECL's Exploration Report, Volume I, 1980, as 47.03% Al2O3, 2.97% SiO2, 22.00% Fe2O3, 2.09% TiO2, and 22.27% LOI, across an average thickness of +7.6 meters.

ODM also sampled the pits. Channel samples were cut in the same manner employed in scarp sampling. All 4 walls of each pit were sampled. As a check, and for comparison, the walls of 1 pit were sampled at 25 cm intervals. Surplus material from the channel samples was combined to form composite samples, which were also analysed. A total of 1,772 pit samples were collected and analysed. The bauxite zone exposed in the pits ranged from 2.0 to 30.0 meters in thickness, and averaged 18.7 meters. ODM calculated average grades from the pit sample results. MECL's same report shows them as 46.31% Al2O3, 4.37% SiO2, 20.34% Fe2O3, 1.78% TiO2, and 23.71% LOI.

Both ODM and MECL sampled the drill holes in their respective programmes, employing the same technique. Casing shoes were used in place of core barrels. The drill cuttings were carefully removed from the shoe, put into paper sleeves in the order drilled, identified by hole number and footage, and boxed. Cuttings were collected continuously across 1 meter intervals. If the upper or lower contact of the bauxite zone did not coincide exactly with a whole-integer meter mark then that particular sample was taken as a fraction of a meter. Within the bauxite zone, if "non-ore" material was recognized or suspected, then 2 sub-samples were taken from that 1 meter interval, separated by their geologic contact.

All collected samples were geologically classified before being prepared for analyses. Samples of the drill cuttings were crushed to -60 mesh, and quartered using a "Jones Sample Splitter". Three-quarters of the sample was shipped to Balco for storage, and the remaining quarter was further crushed to -120 mesh. This -120 mesh fraction was further reduced by coning and quartering, and a 50-gram portion was weighed out, bagged, and shipped to the laboratory for analyses. Pit and scarp samples were prepared in a similar manner, except for their primary crushing, which was to -10 mesh rather than -60.

Samples were shipped for analyses to ODM's own laboratory in Bhubaneswar; or to MECL's laboratory in Nagpur. Minor and trace element analyses were conducted at a commercial laboratory in Bangalore operated by Esson and Co. All samples were analysed for Al2O3, SiO2, Fe2O3, TiO2, and LOI. Composite samples were analysed as well for V, Zn, S, P2O5, K2O, Na2O, CaO, adherent moisture, and organic carbon.

Analyses for all these radicals were determined by chemical method, employing the ethylene-diamene-tetra-acetic acid technique ("EDTA"), the industry standard at that time. LOI was determined thermally, by calculating the percentage loss on ignition of the resultant ash compared to the weight of the pre-heated sample.

Historical Resource Calculations

Cautionary Note to US Investors concerning estimates of Measured, Indicated and Inferred Resources

This section uses the terms "Measured Resources" and "Indicated Resources". While these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will be converted to reserves. This section also uses the term "Inferred Resources". While this term is recognized by Canadian regulations, the SEC does not recognize it. Inferred Resources are subject to a great degree of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or part of an Inferred Resource exists, or is economically or legally mineable.

The Company has not received any estimates of Mineral Reserves, as that term is understood by the SEC. The Company has not made an independent resource calculation, and the following estimates can be viewed as historical estimates.

ODM and MECL independently calculated resource estimates, based exclusively on data obtained from the holes drilled at 200-meter intervals. Data obtained from the closer-spaced drill holes were also utilized, but only as a check on the validity of the calculations. Data from the inclined drill holes, and from the pits were similarly utilized for checking purposes.

The resource estimates are in-situ geological resources. No mining constraints were considered. The cut-off grades of +40% Al2O3 and -5% SiO2 used in the calculations were specified by Balco, and were determined in anticipation of the bauxite being processed at their plant in Korba. Korba produces alumina.

A tonnage factor of 2.0 tonnes per cubic meter of bauxite was used in the calculations. This figure was based on bulk density tests performed on pit samples, and on specific gravity and porosity tests performed on pit and drill hole samples.

Three conventional techniques were followed in preparing the resource estimates: (i) average factor and area of influence method; (ii) cross section method; and (iii) isocline (isochore) method. The first two methods are similar in that they calculate area and multiply it by thickness to determine volume. Both methods are well suited to estimating a resource such as Gandhamardan, which is a uniform, homogeneous, horizontally-lying body.

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

The resource estimates calculated followed the Russian system of classification. Resource estimates made today classified by standards established by the Canadian Institute of Mining and Metallurgy ("CIMM") parameters used to determine specific categories in the Russian system are analogous to those employed in the CIMM system. Under the CIMM classification system, MECL's A Category resource would become a Measured Resource, the B and Cl would become an Indicated Resource, and the C2 would become an Inferred Resource.

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

B.K. Mohanty in ODM's Resource Evaluation Report, 1981, states the total calculated tonnage as 207.37 million tonnes (including what would be categorized as inferred resources) with a weighted average grade of 45.75% Al2O3, 2.23% SiO2, 23.23% Fe2O3, 2.58% TiO2, 22.95% LOI. In the same report, S. M. Patnaik tabulates resource estimates for each of the 10 Blocks. His figures are shown in the table below. His calculated total tonnage is 213.43 million tonnes (including what would be categorized as inferred resources) with a weighted average grade of 46.50% Al2O3, and 2.49% SiO2. The three other radicals were not calculated.

block number	length (kms)	average width (kms)	area (kms2)	average cover thickness (meters)	average bauxite thickness (meters)	resources (million tonnes)	average grade
							Al2O3 (%)	SiO2 (%)
1	0.65	0.25	0.07	4.00	11.10	1.00	44.28	2.90
2	1.00	0.48	0.48	3.70	18.78	15.46	45.46	2.40
3	1.00	0.98	0.98	5.10	16.20	27.23	45.85	2.12
4	1.00	1.05	1.05	5.85	15.54	24.36	46.28	2.17
5	1.00	1.12	1.12	5.32	17.71	28.85	46.20	2.67
6	1.00	0.67	0.67	4.03	11.72	28.08	46.43	2.71
7(1)	1.00	2.20	1.28	7.23	16.33	44.75	47.16	2.58
8	1.00	0.90	0.82	5.91	20.43	27.65	47.00	2.62
9	1.00	0.78	0.36	5.17	18.75	8.40	47.05	2.65
10	1.20	0.65	0.33	7.63	9.81	7.70	47.30	2.81
Total						213.48	46.50	2.49

(1) Mining lease currently held by OMC and subject agreement with the Company. The remaining blocks are not currently subject to mining leases.

MECL calculated resources independently, and categorized them according to the Russian system. MECL's 1980 Exploration Report, Volume I gives their total calculated resource (including what would be categorized as inferred resources) as 201.3 million tonnes averaging 46.40% Al2O3, 2.44% SiO2, and estimates the Fe2O3, TiO2, and LOI contents to be 23.41%, 2.47% and 24.59%, respectively. MECL's resource estimates by category are shown in the following table:

category	tonnage (million tonnes)	average grade
		Al2O3	SiO2	Fe2O2	TiO2	LOI
A (Measured)	27.9	46.67	2.45	23.71	2.27	24.73
B (Indicated)	45.8	46.85	2.61	22.96	2.50	24.51
C1 + C2 (Inferred)	127.5	46.18	2.38	23.51e	2.51e	24.59e
Total	201.3	46.40	2.44	23.41e	2.47e	24.59e

Note: e = estimated figure

The three resource calculations are in fairly close agreement. The total tonnage figures differ by a maximum of only 6%, and the calculated weighted average grades by 1.4% for Al2O3, 9.0% for SiO2, 0.8% for Fe2O3, 1.2% for TiO2, and 6.7% for LOI.

The Company has not made an independent resource calculation and the foregoing estimates can only be viewed by the Company as historical estimates.

Data Verification

In examining the technical reports authored by ODM and MECL, it became apparent to E.A. Gallo, Canadian geologist, the author of the Report that the exploration evaluation programmes were conducted in a thorough, competent manner by knowledgeable, capable persons. The programmes followed a logical sequence of steps, justified by positive results, to determine the nature and extent of the Gandhamardan Bauxite Deposit, and its suitability for the production of alumina by the Bayer Process.

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

Planned Development

Reliable government exploration agencies have performed exploration work at the Gandhamardan Bauxite Deposit to prove the quality and quantity of Al2O3 in place. Recent reports done by independents have presented data that qualifies the deposit as proven. Only a modest amount of confirmatory work is required before the deposit can be brought into production.

Despite the vast data collected from over 600 drill holes measuring a total of 6,685.87 meters, core analysis of 5,178 meters, 135 pit samples and 130 scarp samples, a baseline study (the "Baseline Study") is still required on the Gandharmardan Bauxite Deposit before mining is commenced. The Baseline Study will constitute the final phase before the mining start-up.

A Baseline Study can take up to two years to complete at an estimated cost of $2,000,000. The Baseline Study will include (a) various environmental studies; (b) preparing local people with the overall understanding that their lifestyle will not be disturbed but that benefits would raise their standard of living; and (c) some topside sampling and chemical analysis. The following work programs for item (a) should be completed before the sampling can begin:

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

Contractors will be engaged to follow through with the individual studies. If necessary, bids will be taken where appropriate.

Subject to obtaining necessary financing, the Company plans to initiate the final phase of the feasibility study during the fourth quarter of 2004 and is expected to take two years to complete. Further subject to the receipt of a favourable feasibility study, the Company plans to seek participants for a consortium to facilitate the building of the mining and aluminium complex.

Hydroelectric Assets

The Company is currently reviewing alternative methods to continue development of its hydroelectric assets . However, the Company does not intend to inject any further funding into the development of its hydroelectric assets as its main focus is the Gandhamardan Bauxite Deposit.

The Company plans to follow through with one of the hydroelectric sites in the state of Washington during the next year. This project has been approved by Federal Energy Regulatory Commission ("FERC"). Consultants are currently seeking partners to assist the construction of this hydroelectric site. The Company does not plan to use its own funds to further develop its hydroelectric assets at this time.

The Pisces Process

The Pisces Process, a fish protective water inlet device, is a mechanical system designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of the Pisces Process was conducted in the spring of 2000 at a laboratory in North Vancouver, British Columbia, Canada. Initial results show that the Pisces Process does work in the manner for which it was designed.

Patent

Rodney Smith, a former director and officer of the Company, and Colin Hall transferred all their right, title and interest in the Pisces Process and its derivatives to Balaton Power Corporation S.A. ("BSA"), a former controlling shareholder. BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of the "Pisces Process."

BSA entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces Process and BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. See "Material Contracts" for a description of the terms of this license.

C. Organizational Structure

The following table shows the organizational structure of the Company's significant subsidiaries.

graph ommitted

D. Property, Plants and Equipment

Office Lease

The Company subleases its office space at 19 East Fourth Avenue, Hutchinson, Kansas, U.S.A. 67501. The Company leases its office space in Hutchinson pursuant to the terms of a written lease agreement. The terms of the lease is three (3) years with monthly rental payments of $4,800 the first and second years and $5,400 the third year. The lease expires in January 2007.

Gandhamardan Bauxite Deposit

For a description of this property, see "Business Overview, Gandhamardan Bauxite Deposit."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General Discussion

During the year ended December 2003, the Company worked on the Gandhamardan Bauxite Deposit for its wholly owned subsidiary CRL. A change in the course of business occurred during the first of the year due to the acquisition of CRL in October 2002. Formerly the Company was pursuing the sale of its patented Pisces Process. The Pisces Process is still held by the Company and the Company plans to seek the market potential for such products at a later date. At this time it appears the market potential is limited. The Company wrote down its interests in these products during its audit in 2002.

The Company plans to form a consortium for the development of the Gandhamardan Bauxite Deposit to fund the mining, alumina plant and aluminium smelter. Several interested parties have contacted CRL to enter into discussions and possible negotiations for participation.

Subsequent to the end of the 2003 fiscal year a CRL team went to India to meet with OMC in March to obtain confirmation of the new terms and conditions for a new joint venture agreement to develop the Gandhamardan Bauxite Deposit. At OMC's board meeting, the directors approved the major points presented by CRL for the new agreement which include the ratio of 89% in favour of CRL and 11% for OMC through the mining phase and thereafter 100% of all downstream facilities (alumina plant and aluminium smelter) would be in favour of CRL. OMC's 11% initial capital expenditure will be borne by CRL until production of bauxite begins. The final agreement has not yet been signed.

During the 2003 fiscal year the Company engaged E.A. Gallo, a Canadian Geologist, to prepare a Research Report on the Gandhamardan Bauxite Deposit. This report was completed on April 8, 2003 and is summarized herein beginning on page 7. A cost estimate study was also made in September 2003 identifying the costs necessary to begin mining. In addition, feasibility studies are scheduled to begin following the receipt of a new joint venture agreement setting out the new terms as previously mentioned in this section is expected during the third quarter of 2004.

A. Operating Results

The Company is a development stage resource company. No revenues were reported in 2003 from operations. The Company ceased promoting the Pisces Process and devoted the majority of its focus on it's subsidiary, CRL, the bauxite project in India and to a lesser extent on its other subsidiary, Snoqualmie River Hydro Inc., both owned by the Company.

The financial statements accompanying this Form 20-F are consolidated with its wholly owned subsidiary, CRL for the years 2003 and 2002. During 2002, CRL had an unusual item of $1,895,987 representing a write down of an oil and gas lease located in Kansas. This occurred prior to the reverse merger with the Company in October 2002. No other unusual items occurred during years 2002 or 2003.

During 2003, the Company's principal expenses were general and administration (2003 - $195,000, 2002 - $38,404). The increase in general and administration expenses was a result of increased activity on its India bauxite project including trips to India, administrative expenses in India plus changing administration offices from Boise, Idaho to Hutchinson, Kansas. The Company also incurred consulting fees of $72,000 during 2003 (2002 - $171,500). Consulting fees incurred during 2003 related to the bauxite project in India including the preparation of a summary report on the Gandhamardan Bauxite Deposit by E.A. Gallo and the use of consultants in India for gathering data from the Orissa government. The decrease over 2002 was a result in the elimination of consulting fees associated with the Pisces Process.

Currently, the Company's monthly working capital requirements total approximately $12,000 exclusive of working capital for the Gandhamardan Bauxite project. The Company's anticipated working capital requirements, including working capital for the Gandhamardan Bauxite project, would total approximately $2,000,000, unless the Company is successful in forming a consortium for the exploration and development of the project.

The Company intends to hire additional employees on an as needed basis. At present, the Company does not expect significant changes in the number of employees as it intends to utilize consultants to facilitate any work required on its projects, primarily the Gandhamardan Bauxite Deposit.

B. Liquidity and Capital Resources

Subsequent to the end of the 2003 fiscal year the Company raised $250,000 through the private placement of 1,000,000 shares. The Company currently has adequate cash to maintain operations (exclusive of exploration and development of the Gandhamardan Bauxite Deposit) during the next twelve months due to this successful funding. Other sources for capital resources are from the exercise of warrants that are scheduled to expire during various dates during this year and options through 2007. See Note 9 on page 10 of the financial statements for additional information.

The Company currently has a $1.68 million working capital deficit. This deficit includes approximately $1.5 million relating to assumed liabilities in connection with the Acquisition. Of these liabilities, $1.1 million are from CRL's expenditures on the Gandhamardan Bauxite Deposit through COMPL and $400,000 are from CRL's domestic resource operations. The parties to whom these expenditures are owed have not made demand for payment. Based upon the Company's relations with these parties, the Company does not expect them to make demand for repayment until the Company has sufficient resources. The Company is dependant on the continued forbearance of these creditors and there is no guarantee that such forbearances will continue. If such forbearances do not continue, the Company may be adversely affected. The remaining $180,000 working capital deficit is a disputed payable to S. J. Roth Capital Placement Inc. See "Item 10: Additional Information - Material Contracts" for details on the loan agreement with S.J. Roth Capital Placement Inc.

The principal commitment of the Company is its subsidiary's obligations to OMC on the Gandhamardan Bauxite Deposit, a very large bauxite deposit located in Orissa, India. CRL has been approached by third parties to conduct the feasibility study for an interest in the project. CRL is confident that a consortium will be formed where CRL will be sheltered from the majority of the feasibility study expenditures. Any relationship obtained with a major aluminium company with CRL would dramatically have a positive affect on the liquidity of the Gandhamardan Bauxite Deposit for the Company. If, however, the Company is unable to form a consortium to complete the feasibility study and, if warranted, to further explore and develop the project, the Company will need to provide the financing for the project itself, which would put a significant strain on the Company's financial resources.

C. Research and Development, Patents and Licenses

The Company has one patent, Pisces Process, a fish protective water inlet device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Currently the Company is not actively pursuing this sector of business as its current focus has been shifted to the development and promotion of the Gandhamardan Bauxite Deposit. The Company does plan to seek ways to promote the Pisces Process at a later time.

D. Trend Information

The Company continues to have capital requirements in excess of its current resources. As the Company continues to explore and develop the Gandhamardan Bauxite Deposit, the Company will continue to have increased expenses and corresponding increased losses. Currently and for the foreseeable future, the Company's only source of revenue is from the sale of its securities. The Company expects that this trend will continue.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/U.S. dollar exchange rate has been improving in favour of the Canadian dollar. The current exchange rate is $1.30 Canadian dollars for each U.S. dollar. The Company does not take any steps to hedge against currency fluctuations.

E. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

As used in this Item 5.E., the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the company is a party, under which the company has:

(a) Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) ("FIN 45"), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b) A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c) Any obligation under a derivative instrument that is both indexed to the company's own stock and classified in stockholders' equity, or not reflected, in the company's statement of financial position; or

(d) Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F. Tabular Disclosure of Contractual Obligations
		Payments due by period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years
Office Lease	180,000	Nil	180,00	Nil	Nil
Related Party Loans	30,000	Nil	30,000	Nil	Nil

G. Safe Harbour

The safe harbour provided in Section 27A of the Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

Reconciliation to US GAAP

The Company's financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies (see Note 17 to the audited financial statements).

Inflationary and Other Economic Pressures

The Company is not currently generating revenues from the sale of bauxite or its Systems. Future revenues will be generated from the sale of bauxite, which will be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company's operation and development expenditure, which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered with respect to the general state of the world economy of the United States in particular. At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of bauxite.

Government Policies

The Company has considered the issue of political risk in India and will continue to do so as a matter of normal business practices.

Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All such controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country India are taken into account in relation to the Company's operations.

These policies or factors do not affect investments by United States residents in the Company's common shares.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Richard Burdett, Director, President and Chief Executive Officer

Richard F. Burdett, who resides in Hutchinson, Kansas, U.S.A., has served as a director of the Company since January 31, 2003 and as President and Chief Executive Officer since February 1, 2003. Mr. Burdett has been an independent consultant for the oil and gas industry since he retired from active duty as an officer of the U.S. Air Force in 1993. As a consultant he performs financial and landman services. He has leased land for oil and gas exploration in Wyoming, North and South Dakota and Kansas. Mr. Burdett also serves as a director of Perial, a major shareholder of the Company.

Robert Wyllie, Director and Chief Financial Officer

Robert Wyllie, who resides in Mississauga, Ontario, Canada, has served as a director of the Company since January 31, 2003 and as Chief Financial Officer since November 21, 2003. From August, 1990 to April 1999, Mr. Wyllie was Technical Co-ordinator at Ciba Specialty Chemicals (formerly Allied Colloids Canada Inc.). From September 1999 to April 2003, Mr. Wyllie held the position of Installation Technician at Dealervoice Marketing Technologies Inc. Mr. Wyllie is currently a Professional Foreign Exchange Contracts Trader. Mr. Wyllie also serves as a director of Perial, a major shareholder of the Company.

Michael Rosa, Director

Michael Rosa, who resides in Surrey, British Columbia, Canada, has served as director of the Company since January 31, 2003. Mr. Rosa is an experienced corporate director and has been involved in natural resource projects and other entrepreneurial activities. His resource experience is beneficial in assisting the Company in the development of the Gandhamardan Bauxite Deposit and also in evaluating other resource projects that may be presented to the Company.

David C. Wynn, Director

David C. Wynn, who resides in Chantilly, Virginia, U.S.A., was elected as a director of the Company on June 25, 2004, at the Company's shareholder meeting. From December 1989 to October 1996, Mr. Wynn worked for First Virginia Mortgage Company, the first four years as an Insurance Specialist, one year as a Real Estate Tax Specialist and the last two years as an Investor Accountant. From October 1996 to March 1999, Mr. Wynn worked for Washington Mortgage Financial Group, first as an Escrow Clerk and then a Local Area Network Administrator. Mr. Wynn is currently a Senior Computer Analyst at the Lockheed Martin Corporation in the Lockheed Martin Simulation Division.

Lois Zelenka, Secretary

Lois Zelenka has served as the Company's Corporate Secretary since October 2002. Ms. Zelenka has been involved in principally managerial roles since 1997. Currently Ms. Zelenka is Corporate Secretary and employee for Titan Employment Services Inc. of Hutchinson, Kansas, and is responsible for compliance and regulatory filings of this temporary employment business.

B. Compensation

The Company has no standard arrangement pursuant to which directors and officers are compensated by the Company for their services in their capacity as directors and/or officers other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors and/or officers during the Company's financial year ended December 31, 2003. The Company intends to form a compensation committee when working capital is sufficient to carry on the Company's operations including compensation to management, officers and directors.

Summary Compensation Table

During the Company's financial year ended December 31, 2003, the aggregate direct remuneration paid or payable to the Company's directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was nil. The compensation paid to the Company's directors and officers during the most recently completed financial year is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Richard F. Burdett(1) President and Chief Executive Officer	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Wyllie Chief Financial Officer	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Rosa Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Lois Zelenka Secretary	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Mr. Burdett was appointed President and Chief Executive Officer as of February 1, 2003.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its directors or executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of any executive officer the value of such compensation exceeds $100,000.

C. Board Practices

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Mr. Burdett, Mr. Rosa and Mr. Wyllie have all served as directors of the Company since January 31, 2003. Mr. Wynn recently joined the Company's Board of Directors on June 25, 2004. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office. The Company has an audit committee on which Richard F. Burdett, Michael Rosa and David C. Wynn are members. The Company currently does not have a compensation or executive committee. There are no director service contracts that provide for benefits upon termination.

D. Employees

The Company has no employees other than its officers and directors. The Company has two directors/officers involved in management and administration of the Company. These employees are not compensated for their services, and will not be compensated until the Company obtains funding for the development of the Gandhamardan Bauxite Deposit.

E. Security Holdings of Directors and Officers (as at June 30, 2004)

Common Shares
Name of Insider	Shares owned or beneficially controlled	Percentage of 68,356,790 outstanding common shares
Richard F. Burdett	100,000	less than 0.1%
Robert Wyllie	Nil	Nil
Michael Rosa	50,000	less than 0.1%
David C. Wynn	120,000	less than 0.1%
Lois Zelenka	Nil	less than 0.1%
Total:	270,000	-

Options

The following chart details all outstanding options as at June 30, 2004. Optionees listed under the heading "Grants on Individual Basis" are no longer directors or officers of the Company.

Name and Position	Shares Optioned	Option Price	Expiry Date	Percentage of Total Outstanding Options
Grants on Individual Basis
Martina F. Kaessner	300,000	US$0.50	Sept. 30, 2005	7.1%
Paul A. Trudel	300,000	US$0.50	Sept. 30, 2005	7.1%
Andrew Finneran	400,000	US$0.50	Sept. 30, 2005	9.5%
Robert Stewart	500,000	US$0.50	Sept. 30, 2005	12.0%
Maureen O'Brien	400,000	US$0.50	Sept. 30, 2005	9.5%
Rod Smith	400,000	US$0.50	Sept. 30, 2005	9.5%
Paul Davey	50,000	US$0.50	Sept. 30, 2005	1.2%
Lois VanHoover	50,000	US$0.50	Sept. 30, 2005	1.2%
Jeanine Ward	50,000	US$0.50	Sept. 30, 2005	1.2%
Douglas Weltz	50,000	US$0.50	Sept. 30, 2005	1.2%
Dan Pfeiffer	400,000	US$0.50	Jan. 31, 2007	9.5%
Under the 2004 Share Option Plan
Richard F. Burdett	300,000	US$0.40	June 25, 2009	7.1%
Michael Rosa	300,000	US$0.40	June 25, 2009	7.1%
David C. Wynn	300,000	US$0.40	June 25, 2009	7.1%
Lois Zelenka	100,000	US$0.40	June 25, 2009	2.4%
Total	4,200,000	-	-	100%

Stock Option Plans and Long-Term Incentive Plan Awards

The Company has not in the past adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein. However, the Company has granted incentive stock options on an individual basis to provide compensation for performance.

No share options were granted to the directors and officers during the financial year December 31, 2003 and no share options were exercised by the directors and officers during the financial year ended December 31, 2003. The value of the unexercised in-the-money options of the directors and officers at the financial year December 31, 2003 was nil.

2004 Stock Option Plan

After the financial year end, the Company adopted a stock option plan (the "Plan") in order to attract and retain employees and consultants and to provide additional incentive for directors, officers, employees and consultants, upon whose efforts and judgment the success of the Company is largely dependent, in order to grant either non-qualified stock options ("NQSO Options") or incentive stock options ("ISO Options") under the features provided for by the Code. Both NQSO Options and ISO Options (together, the "Options") are available for grant under the Plan.

The Committee

The Plan provides for the granting by the Committee of Options to directors, officers, employees and consultants of the Company. The common shares subject to the Plan will be registered at the Company's expense pursuant to the Act and applicable state securities acts, or will be issued by the Company pursuant to exemptions from the registration requirements of the Act and applicable state securities acts. The Committee administers and interprets the Plan and has authority to grant Options to all eligible persons. The Committee also determines, at the time the Option is granted, the number of shares granted, the type of option (NQSO Options or ISO Options), the purchase or exercise price, the vesting and expiration period of the option and other applicable terms of the option grant. At the present time, the entire board acts as the Committee.

Stock Options

The Plan provides for the issuance of either NQSO Options or ISO Options to employees, directors and consultants of the Company and its subsidiaries, including any officer or director who is an employee of the Company for the purchase of common shares from the number of common shares which have been set aside for such purpose. Under the provisions of the Plan, it is intended that the ISO Options granted thereunder will qualify as options granted pursuant to Section 422 of the Code, which will provide certain favourable tax consequences to participants who are granted and elect to exercise such Options. The Committee may grant either NQSO Options or ISO Options for such number of shares to eligible participants as the Committee from time to time shall determine and designate. Common shares involved in the unexercised portion of any terminated or expired Option may again be subjected to Options. The Committee is vested with discretion in determining the terms, restrictions and conditions of each Option. The option price of the common shares to be issued under the Plan will be determined by the Committee, provided that such price may not be less than 85% of the fair market value of the shares on the day prior to the date of grant for NQSO Options and 100% for the fair market value for ISO Options. Furthermore, if the participant owns greater than 10% of the total combined voting power of all classes of capital stock of the Company, the exercise price of ISO Options may not be less than 110% of the fair market value of the common shares on the day prior to the date of the grant. The fair market value of a share of the Company's common shares will initially be determined by averaging the closing high bid and low asked quotations for such share on the date of grant in the over-the-counter market (NASD Electronic Bulletin Board).

Options granted under the Plan are exercisable in such amounts, at such intervals and upon such terms as the Committee shall provide in such Option. With respect to ISO Options, the aggregate fair market value (determined as of the date the ISO Option is granted) of the stock with respect to which any ISO Option is exercisable for the first time by a participant during any calendar year under the Plan (and under all incentive stock option plans of the

Company and its subsidiaries qualified under the Code) shall not exceed $100,000. Upon the exercise of a NQSO Option or an ISO Option, the option price and any applicable withholding taxes must be paid in full by:

  cash or cheque for an amount equal to the aggregate stock option exercise price for the number of shares being purchased;

  in the discretion of the Committee, upon such terms as the Committee may approve, common shares owned by the optionee, duly endorsed for transfer to the Company, with a fair market value on the date of delivery equal to the aggregate purchase price of the shares with respect to which such stock option or portion is thereby exercised; or

  in the discretion of the Committee, upon such terms as the Committee may approve, a copy of instructions to a broker directing such broker to sell the common stock for which such Option is exercised, and to remit to the Company the aggregate exercise price of such Option;

  other consideration having equivalent value at the time of purchase as the Committee may determine.

An employee or consultant option will terminate at the earliest of the following dates:

  the termination date specified in the applicable option agreement;

  three (3) months after employment or consultant agreement with the Company or its subsidiaries terminates; or

  one (1) year after employment or the consultant agreement with the Company or its subsidiaries terminates due to retirement, permanent and total disability and death.

Options otherwise expire a maximum of ten (10) years after the date on which the Option is granted, the actual term to be determined by the Committee. An Option is not transferable or assignable except by will or the laws of descent and distribution.

Options will become exercisable by the participants in such amounts and at such times as shall be determined by the Committee in each individual grant. Options are not transferable except by will or by the laws of descent and distribution.

Stock Subject To The Plan

The total number of common shares allotted and reserved for issuance under the Plan is 3,000,000 common shares, equivalent to approximately 4.39% of the issued and outstanding share capital of the Company, as at June 30, 2004. Such common shares will be reserved for Options to be granted at the discretion of the Committee. Options to purchase an aggregate of 3,300,000 common shares have been granted on an individual basis and remain outstanding, all of which are held by former directors, officers, employees or consultants of the Company. Options to purchase an aggregate of 1,300,000 common shares have been granted under the Plan and are outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is controlled by Perial by virtue of its beneficial ownership of 25,000,000 common shares or 36.57% of all issued and outstanding shares as at June 30, 2004. There are no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. The total number of common shares held by US residents is 18,716,596 held by 145 shareholders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class	Increase/Decrease in percentage held over 2001
Perial Ltd. 155 Hillcrest Avenue Unit 1109 Mississauga, Ontario Canada L5B 3E2	25,000,000	Shareholder	36.57%	N/A

On October 31, 2002, CRL sold its oil and gas properties to Perial to facilitate the reorganization of CRL and the Company. Perial acquired from its then wholly owned subsidiary, CRL, all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

B. Related Party Transactions

Except as disclosed herein, directors, senior officers and principal shareholders of the Company, or any associate or affiliate of the foregoing, have not participated in and have no other interest, direct or indirect, in any material transactions in which the Company has participated, or in any proposed transaction which has materially affected or will materially affect the Company during the previous three fiscal years.

Currently, Perial is loaning funds to the Company to enable the Company to meet its day to day working capital requirements. The amounts loaned have no fixed rate of interest or repayment date. As at June 30, 2004, approximately $85,000 was owed by the Company to Perial.

On July 31, 2000, BSA purchased 12,500,000 shares of the Company for a price of $.001 per share and subsequently issued a license to the Company to manufacture and sell the System, the Pisces Process and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. As further consideration, the Company is obligated to make a payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000. Subsequent to the year ended December 31, 2003, the parties amended the agreement to reduce the royalty to 2% and eliminated all further obligations of the Company. The Company issued 500,000 common shares to BSA in consideration for this amendment.

There are no additional interests of management in transactions involving the Company except for those stated in the Notes to the Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements" and pages 3 to 4 of this document.

Legal Proceedings

No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any director or officer of the Company in his or her capacity other than as disclosed herein.

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year; 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year or a total of 15% of the total outstanding shares of the Company after three years. The term of the agreement was from June 30, 2000 to May 31, 2003. The Company has the right to terminate the agreement for just cause or for any act or omission that is a breach under the agreement that is not remedied within thirty days. It is also a term of the agreement that Mr. Brown may be terminated for cause. On February 12, 2001, Mr. Brown was terminated for cause. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract is in full force and effect. As of the date of this document, the case remains outstanding. As of June 30, 2004, negotiations to settle matters are on-going.

On March 29, 2004, an action was brought by Roderick Christie against the Company in the Supreme Court of British Columbia. The Statement of Claim alleges that Christie acquired 260,000 shares of the Company from Balaton Power Corporation S.A. and that the Company has an obligation to transfer these shares to Mr. Christie but has refused to do so. Mr. Christie seeks $260,000 in damages or 260,000 common shares in the Company plus that amount of Canadian currency that is equal to the difference between the price at which the shares are trading at the time of delivery and $1.00. The Company has filed a Statement of Defence and brought on a court application to have Mr. Christie's claim struck or security for costs posted in court. The application is set to be heard later this year.

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B. Significant Changes

Not Applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows:

	2003	2002	2001	2000	1999
High	$0.17	$0.95	$1.25	N/A	N/A
Low	$0.06	$0.02	$0.50	N/A	N/A

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows:

	2003				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$0.15	$0.15	$0.14	$0.22	$0.95	$0.80	$0.45	$0.02
Low	$0.05	$0.07	$0.06	$0.05	$0.80	$0.45	$0.02	$0.25

For the most recent six months, the high and low market prices for each month for the Company's common stock were as follows:

	June 04	May 04	Apr 04	Mar 04	Feb 04	Jan 04
High	$0.50	$0.53	$1.00	$0.84	$0.70	$0.52
Low	$0.31	$0.46	$0.58	$0.46	$0.38	$0.16

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

B. Memorandum and Articles of Association

Information regarding the Company's Memorandum and Articles of Association is set out in the Company's Annual Report on Form 20-F filed July 15, 2002 and is incorporated herein by reference.

C. Material Contracts

Joint Venture Agreement dated April 18, 1997

On April 18, 1997, Continental entered the Joint Venture Agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and exploit the Gandharmadan Bauxite Deposit. Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental's proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Bauxite Deposit, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration.

License Agreement with Balaton Power Corporation, S.A. dated July 31, 2000

Rodney Smith, a former director and officer of the Company and Colin Hall have transferred all their right, title and interest in the Pisces Process design and its derivatives to BSA. BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of the "Pisces Process." The Pisces Process is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of the Pisces Process was conducted in the spring of 2000 at the Northwest Hydraulic Consultants' laboratory in North Vancouver, British Columbia, Canada.

Licensing Agreement dated January 29, 2001

BSA entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces Process and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000. Subsequent to the year ended 2002, the parties agreed to reduce the royalty to 2%, and waive all further obligations of the Company, in consideration for 500,000 common shares of the Company.

Stock Exchange Agreement dated September 30, 2002

On September 3, 2002 the Company entered into an agreement to acquire 100% of CRL from Perial in consideration for 33,000,000 common shares of the Company. 25,000,000 of these shares were issued to Perial and 8,000,000 were issued as a finder's fee. The transaction completed on October 31, 2002 and resulted in the change of control of the Company and the focus of the Company's business on the Gandhamardan Bauxite Deposit. See "Information on the Company" for a description of this transaction.

Loan Agreement dated February 11, 2002

On February 11, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the "Lender" is to make four consecutive loans to the Company, each loan in the amount of $125,000 (the "Loans") a total of $163,436 was advanced to the Company. Each Loan is evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each Loan has conversion privileges whereby the Lender may convert each of the Loans or any portion thereof outstanding, including interest, into "Units". Each Unit consists of one common share of the Company and one share purchase warrant entitling the Lender to purchase from the Company, one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004. As at December 31, 2003, $179,779 was owing on the loans, being $163,438 in principal and $16,343 in penalties. The loans have not yet been repaid and are subject to dispute.

D. Exchange Controls

There are no exchange controls or other limitations which affect security holders other than the shares of common stock issued to BSA which are "restricted securities" as that term is defined in Reg. 144 of the Act and may only be resold in compliance with Reg. 144 of the Act.

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

The Company is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation".

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the

Investment Act for a non-resident who proposes to acquire a controlling number of the Company's common shares. The disclosure herein is not a substitute for independent advice from an investor's own advisor and does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company's relatively small capitalization.

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

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different. Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Balaton is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Balaton ("United States Shareholder"), Balaton could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Balaton which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Balaton attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that Balaton will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company, 19 East Fourth Avenue, Hutchinson, Kansas 67501 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

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

Interest rates

The Company currently does not have a material debt which would be affected by a fluctuation in interest rates could affect.

Foreign exchange rates

The Company has not generated any revenues to date. In the future the Company intends to hedge transactions because of its exposure to foreign exchange fluctuations.

Operating in international markets involves exposure to movements in currency exchange rates that typically affect economic growth, inflation, interest rates, governmental actions and other factors.

The Company's revenue streams and operating expenses are denominated in three primary currencies: the US dollar, Canadian dollar and Indian Rupies. The currency movement that would have the greatest impact upon the Company's operations is the US dollar/Indian Rupies exchange rate. Strengthening the U.S. dollar will have the affect of decreasing the Company's earnings.

Inflation

Inflation had no material impact on the Company's operations during the years ended December 31, 2003, 2002, and 2001.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2003 being the date of our most recently completed fiscal year. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have a financial expert serving on its audit committee. The Company has had some difficulty in attracting financial experts to serve on its board of directors, due to the Company's small size. The Company's financial statements are not complex, and the Company does not view the retention of a financial expert as critical to its further development. Regardless, the Company is currently considering appointing a director to the board and to the audit committee who would be a financial expert.

ITEM 16.B CODE OF ETHICS

The Company has not formally adopted a written code of ethics. The Company is reviewing the adoption of a formal code of ethics. The Company has guided its conduct by the provisions of the British Columbia Business Corporations Act and the securities legislation applicable to it. Due to its size, management had not deemed it necessary to adopt a formal written code of ethics at this time.

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

The aggregate fees billed by the auditors the Company US$7,012.31 and US$4,622.75 for the fiscal years ended 2003 and 2002, respectively.

B. Audit-Related Fees

Nil

C. Tax Fees

Nil

D. All Other Fees

Nil

PART III

ITEM 17. FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company's audited financial statements for the years ended December 31, 2003 and 2002, including the following:

  Independent Auditors' Report of Harris and Partners LLP dated May 18, 2004.
  Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002.

  Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and 2002.

  Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002.
  Notes to the Consolidated Financial Statements.

BALATON POWER INC.

Consolidated Amended Financial Statements

December 31, 2003

Balaton Power Inc.
Consolidated Financial Statements
Index

Page
Auditors' report	1
Consolidated balance sheets	2
Consolidated statements of operations and deficit	3
Consolidated statements of cash flows	4
Notes to consolidated financial statements	5 - 14

AUDITORS' REPORT

To the Shareholders of Balaton Power Inc.

We have audited the consolidated balance sheets of Balaton Power Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Harris & Partners, LLP
Richmond Hill, Ontario May 18, 2004 (except as to Note 16 which is as of June 22, 2004)	Harris & Partners, LLP Chartered Accountants

Comments by Auditors for U.S. readers on Canada - U.S. reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated May 18, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Harris & Partners, LLP
Richmond Hill, Ontario May 18, 2004 (except as to Note 16 which is as of June 22, 2004)	Harris & Partners, LLP Chartered Accountants

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
As at December 31, 2003 and 2001

ASSETS	2003	2002
Current
Cash	$ 4,690	$ 28,080
Prepaid expenses and sundry	1,241	9,441
	5,931	37,521
Note receivable (Note 4)	481,724	481,724
Mineral property (Note 5)	1,145,163	1,145,163
	$ 1,632,818	$ 1,664,408
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 1,491,038	$ 1,456,323
Convertible loans (Note 7)	179,779	179,779
	1,670,817	1,636,102
Minority interest	26,995	26,995
Loan payable (Note 8)	30,000	-
	1,727,812	1,663,097
SHAREHOLDERS' DEFICIENCY
Share capital (Note 9)	2,738,402	2,598,000
Share subscription (Note 9)	77,490	-
Deficit	(2,910,886)	(2,596,689)
	(94,994)	1,311
	$ 1,632,818	$ 1,664,408

Approved by the board	Approved by the board
Director /s/ Robert Wyllie	Director /s/ Michael Rosa

See accompanying notes

Balaton Power Inc.
Consolidated Statements of Operations and Deficit
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue	$ -	$ 24,899
Expenses
Administration and general	195,286	38,404
Consulting fees and commissions	72,000	171,500
Professional fees	34,980	8,142
Interest	11,931	3,000
Writedown of resource properties	-	1,895,987
Production costs	-	22,398
Depletion	-	11,541
	314,197	2,150,972
Net loss	(314,197)	(2,126,073)
Deficit, beginning of year	(2,596,689)	(61,136)
Acquisition of Balaton Power Inc. (Note 3)	-	(409,480)
Deficit, end of year	$ (2,910,886)	$ (2,596,689)
Loss per common share
Basic	$ (0.01)	$ (0.05)
Diluted	$ (0.01)	$ (0.05)

See accompanying notes

Balaton Power Inc.
Consolidated Statement of Cash Flows
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash provided by (used in):
Operating activities
Net loss	$ (314,197)	$ (2,126,073)
Adjustments for items not affecting cash
Shares issued for services	117,402	160,000
Depletion	-	11,541
Writedown of resource properties	-	1,895,987
	(196,795)	(58,545)
Changes in non-cash working capital components
Prepaid expenses	8,200	-
Accounts payable and accrued liabilities	34,715	13,987
	(153,880)	(44,558)
Financing activities
Loan payable	30,000	-
Issue of share capital and share subscriptions	100,490	38,000
Cash received on acquisition	-	34,638
	130,490	72,638
Net increase in cash	(23,390)	28,080
Cash, beginning of year	28,080	-
Cash, end of year	$ 4,690	$ 28,080
Supplementary information:
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

1. Going concern basis of presentation and nature of organization

On October 31, 2002 Balaton Power Inc. ("BPI") acquired Continental Resources (USA) Inc., ("CRI") in an arms length transaction, in exchange for 25,000,000 restricted common shares to the shareholders of CRI and as well issued an additional 8,000,000 restricted shares as finders' fees. Balaton Power Corporation S.A. in order to facilitate the transaction also sold 10,000,000 of its 13,000,000 common shares to various parties connected to CRI at $0.001 per share. The acquisition was treated as a reverse takeover of the Company. However, in accordance with EIC-10, the transaction is a capital transaction in substance rather than a business combination. The purchase method has been applied by CRI and the net liability of BPI has been charged to the deficit. The transaction was an asset acquisition by the Company and not a business combination. Accordingly, while the Company will have issued sufficient shares such that control of the Company was acquired by the shareholders of CRI, the transaction was not accounted for as a reverse takeover.

The consolidated financial statements of the combined entity are issued under the name of the legal parent, BPI, but are considered a continuation of the financial statements of the legal subsidiary CRI.

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

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiary, Continental Resources (USA) Inc. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 16.

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
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

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

Stock-based compensation plans

Stock options and warrants granted are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the grant date.

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
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

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

3. Acquisitions

Effective October 31, 2002, Continental Resources (USA) Inc., in order to become a reporting issuer, was acquired by Balaton Power Inc. (see Note 1).

Assets acquired, liabilities assumed and purchase consideration are as follows:

Cash	$ 696
Other assets	10,200
Liabilities assumed	(420,376)
Net liability charged to retained earnings	$ (409,480)

During the previous year, the company CRI acquired 50% and effective control of Continental Orissa Mining Private Limited ("Orissa") for consideration of management directing the exploration and development of a bauxite deposit in the province of Orissa, India. The acquisition has been accounted for as a purchase and the results of operations have been included in these financial statements from the date of acquisition.

Assets, acquired, liabilities assumed and purchase consideration are as follows:

Assets acquired
Mineral property	$ 1,145,163
Liabilities assumed	(1,145,163)
Consideration	$

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

4. Note receivable

On October 31, 2002, Perial Ltd. ("Perial"), the parent of CRI, purchased the oil and gas properties of CRI to facilitate the reorganization of CRI and Balaton Power Inc. Perial acquired from its then wholly owned subsidiary, CRI, all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

5. Natural resource properties

Resource properties consist of:	2003	2002
Acquisition costs	$ -	$ 2,418,533
Accumulated depletion	-	(29,282)
	$ -	$ 2,389,251

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

In 2003, the agreement was amended to reduce the royalty to 2% and eliminate all other obligations of the Company under the agreement. The Company issued 500,000 common shares as consideration for this amendment.

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

8. Loan payable

The loan payable is due to a company related to a shareholder of the Company, bears interest at 6.5% per annum, payable at maturity and matures June 30, 2005.

9. Share capital

Authorized 700,000,000 common shares without par value
Issued and fully paid	Shares	Amount
Balance -December 31, 2001	55,878,194	$ 2,400,000
Issued for fees and services	8,000,000	160,000
Issued for cash	1,110,000	38,000
Balance -December 31, 2002	64,988,194	2,598,000
Issued for fees and services	1,174,020	117,402
Issued for cash	600,000	23,000
Balance -December 31, 2003	66,762,214	$ 2,738,402

Effective October 31, 2002, the Company purchased 100% of the outstanding common shares of CRI. This transaction has been accounted for as a purchase of assets by CRI. CRI is deemed to be the acquiring company and CRI is now the reporting company. CRI is the legal subsidiary and Balaton Power Inc. is the legal parent. The issued capital in these consolidated financial statements is the issued capital of CRI. The number of shares issued and outstanding in 2000 has been restated to reflect the number of shares issued to the former shareholders of CRI.

During the year a shareholder subscribed for 1,200,000 common shares for net cash proceeds to the company of $77,490.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

9. Share capital (cont'd)

At December 31, 2003, the following warrants were outstanding:

Amount	Price	Expiry
$ 105,000	$ 0.52	February 12, 2004
111,000	0.60	February 21, 2004
25,000	0.60	March 5, 2004
25,000	0.50	March 7, 2004
13,000	0.60	March 12, 2004
7,500	0.50	April 5, 2004
625,000	0.60	April 17, 2004
150,001	0.20	July 17, 2004
1,795,000	0.30	July 17, 2004
135,000	0.10	July 17, 2004
300,000	0.20	August 9, 2004
300,000	0.30	August 9, 2004
60,000	0.20	August 15, 2004
730,000	0.30	September 15, 2004
300,000	0.20	September 23, 2004
225,000	0.20	September 30, 2004
2,592,980	0.50	December 31, 2004

At December 31, 2003, the following employee stock options were outstanding:

Options
2,500,000	$ 0.50	September 31, 2005
400,000	0.50	January 31, 2007

All warrants and stock options were issued prior to the acquisition of CRI.

10. Income taxes

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

10. Income taxes (cont'd)

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2003	2002
Combined federal and provincial income tax rates	34%	40%
Loss before income taxes	$ (314,197)	$ (2,126,073)
Expected income tax (recovery)	(107,000)	(850,000)
Non-deductible loss	-	758,000
Losses for which tax benefit has not been recorded	107,000	92,000
Actual income taxes	$ -	$ -

The significant components of the company's future income taxes are as follows:

Future income tax assets
Net operating losses carried forward	$ 456,000	$ 143,000
Valuation allowance for future income taxes	456,000	143,000
	$ -	$ -

The company has accumulated potential tax benefits coming from losses carried forward. The related tax benefits will be recorded when realized. They expire as follows:

Losses
2009	$ 143,000
2010	313,000
$ 456,000

11. Financial instruments and risk management

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

11. Financial instruments and risk management (cont'd)

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

12. Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

On October 31, 2002, CRI sold its oil and gas properties to Perial Ltd., its parent company, to facilitate the reorganization of CRI and Balaton Power Inc. Perial acquired from its then wholly owned subsidiary, CRI all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

13. Commitments

The Company is committed to the lease of its Boise, Idaho premises until March 2004 at the rate of $1,280 per month.

14. Contingent liability

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defences against the claim and intends to vigourously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

On March 29, 2004, an action was brought in the Supreme Court of British Columbia by a person associated with Balaton Power Corporation S.A. The claim alleges that the claimant acquired 260,000 shares from Balaton Power Corporation S.A. and that the Company has an obligation to transfer the shares.. The Company believes that the claimant does not have a strong claim and intends to vigourously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

15. Subsequent events

Subsequent to the year end the Company settled certain indebtedness amounting to $48,943 by issuing 459,576 common shares of the Company from treasury. In addition a shareholder of the Company assumed certain indebtedness of the Company amounting to $46,378 in exchange for 75,000 common shares of the Company.

On March 30, 2004, the Company closed a private placement of one million units at a price of $0.25 per unit for gross proceeds of $250,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder for 18 months from the date of issue to acquire one additional common share, of the Company, at an exercise price of $0.40. The warrants expire September 30, 2005.

The Company's 100% owned subsidiary Continental Resources (USA) Ltd. ("Continental") held meetings with its Joint Venture Partner, Orissa Mining Corporation ("OMC") in March to obtain confirmation of the new terms and conditions for a new agreement to develop the Gandhamardan Bauxite Deposit. OMC at its Board meeting approved the major points presented by Continental for the new agreement which include the ratio of 89% in favor of Continental and 11% for OMC through the mining phase and thereafter 100% of all downstream facilities (alumina plant and aluminium smelter) would be in favor of Continental. OMC's 11% initial capital expenditure will be borne by Continental until production of bauxite begins.

16. Amended financial statements

Note 9, share capital, has been amended to correct the amounts and terms of certain of the outstanding options and warrants and issued share capital.

17. Comments for U.S. readers

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2003 and 2002

17. Comments for U.S. readers (cont'd)

Statement of shareholders' deficiency

	Share Capital		Share Subscription	Deficit	Total
	Shares	Amount
Balance at December 31, 2001	55,878,194	$ 2,400,000	-	$ (61,136)	$ 2,338,864
Issued for cash	1,110,000	38,000	-	-	38,000
Issued for services	8,000,000	160,000	-	-	160,000
Acquisition of Balaton (note 3)	-	-	-	(409,480)	(409,480)
Net loss	-	-	-	(2,126,073)	(2,126,073)
Balance at December 31, 2002	64,988,194	2,598,000	-	(2,596,689)	1,311
Issued for cash	600,000	23,000	-	-	23,000
Issued for services	1,174,020	117,402	-	-	117,402
Share subscription	-	-	77,490	-	77,490
Net loss	-	-	-	(314,197)	(314,197)
Balance at December 31, 2003	66,762,214	$ 2,738,402	77,490	$ (2,910,886)	$ (94,994)

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:
Exhibit Number	Description of Exhibit
4.1	Stock Exchange Agreement dated September 30, 2002 between Balaton Power Inc. and Perial Ltd.(1)
4.2	Stock Option Plan(1)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)
13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

(1) Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

The Company certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BALATON POWER INC.

Per: /s/ Richard Burdett

RICHARD BURDETT
President and Chief Executive Officer

DATED: July 14, 2004