Form 20-F
period 2004-12-31
BALATON POWER INC
filed 2005-06-30
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-32255

BALATON POWER INC.
(Exact name of Registrant specified in its charter)

N/A
(Translation of Registrant’s name into English)

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

- ii -

Number of outstanding shares of the Company’s only class of capital stock as at December 31, 2004 (date of last audited financial statement herein) was 73,433,160 Common Shares Without Par Value.

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☐ NO ☒

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☒ Item 18 ☐

GLOSSARY

Term	Definition

Acquisition	The Company’s acquisition of CRL in October 2002

Act	Securities Act of 1933, as amended

Balco	Bharat Aluminium Co.

BRIMAC	Balaton Remote Intergrated Monitoring and Control System

BSA	Balaton Power Corporation S.A.

CDN GAAP	Generally accepted accounting principles in Canada

CFC	Controlled foreign corporation

CIMM	Canadian Institute of Mining and Metallurgy

Code	Internal Revenue Code

Committee	Board of directors of the Company who will be Plan administrators

Company	Balaton Power Inc.

COMPL	Continental Orissa Mining Private Limited

Continental	Continental Resources Ltd., a company incorporated under Québec

CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company

EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals

FERC	Federal Energy Regulatory Commission

GSI	Geological Survey of India

Gandhamardan	The second largest bauxite deposit in Asia, situated in the Gandharmardan Hill,

Bauxite Deposit	Duragali, State of Orissa, India

Exchange Act	Securities Exchange Act of 1934

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

Mineral Resource

Concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

NQSO Options	Non-qualified stock options

ODM	Orissa Directorate of Mines

OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation, the Company’s joint venture partner

Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, a major shareholder of the Company

PFIC	Passive foreign investment companies

Pisces Process	Fish protective water inlet device

Plan	The Company’s 2004 incentive stock option plan

QEF	Qualified electing fund

Ravenscroft	Vernon Ravenscroft

Ravenscroft Site	Ravenscroft’s hydroelectric power production facility and site situated in Bliss, Idaho

Report	A report prepared by E.A. Gallo, P. Geo, titled “The Summary Report Gandhamardan Bauxite Deposit Sambupar and Balangir Districts, State of Orissa, India, dated April 8, 2003

SEC	United States Securities and Exchange Commission

System	Low-impact run-of-the-river hydroelectric power production system

Tax Act	Income Tax Act (Canada) Treaty Canada-United States Income Tax Convention, 1980

US GAAP	Generally accepted accounting principles in the United States of America

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.     Directors and Senior Management

Not applicable.

B.     Advisers

Not applicable.

C.     Auditors

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.     Selected Financial Data

The following constitutes selected financial data derived from the audited financial statements for the Company for the last five fiscal years ended December 31, 2004 (see Item 17). The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada (“CDN GAAP”). Financial statements include information relating to the Company’s wholly-owned subsidiary Continental Resources (USA) Ltd. (“CRL”).

(US$)	2004	2003	2002	2001	2000

Balance Sheet Data
Total assets according to
financial statements (CDN GAAP)	1,089,524	1,632,818	1,664,408	2,389,251	2,404,638

(US$)	2004	2003	2002	2001	2000

Total assets (US GAAP)	1,089,524	1,632,818	1,664,408	2,389,251	2,404,638
Total liabilities	488,618	1,727,812	1,663,097	50,387	34,104
Share capital	4,022,851	2,738,402	2,598,000	2,400,000	2,400,000
Retained earnings (deficit)	(4,103,856)	(2,910,886)	(2,596,689)	(61,136)	(29,466)
(CDN GAAP)
Retained earnings (deficit) (US GAAP)	4,103,856	(2,910,886)	(2,596,689)	(61,136)	(29,466)

(US$)
Period End Balances (as at)
Working capital	44,182	1,664,886	(1,598,581)	(50,387)	(34,104)
Resource properties	0	1,145,163	1,145,163	2,389,251	2,404,638
Shareholders’ equity	600,906	(94,994)	1,311	2,389,251	2,404,638

(US$)	2004	2003	2002	2001	2000

Number of outstanding shares	73,433,160	66,762,214[1]	64,988,194	55,878,194	55,878,194

(US$)
Statement of Operations Data
Revenue	-	–	24,899	35,158	10,937
Production costs	-	–	22,398	30,687	11,219
Writedown of resource properties	1,145,163	–	1,895,987
General and administrative expenses	715,196	195,286	232,587	20,755	3,007
Income (loss) according to financial
statements (CDN GAAP)	1,192,970	(314,917)	(2,126,073)	(31,671)	(8,237)
Loss per common share (CDN GAAP) [2]	(0.02)	N/A	(0.05)	(0.01)	(0.01)
Loss per common share (US GAAP)[2]	(0.02)	N/A	(0.05)	(0.01)	(0.01)

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

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Company with No History of Earnings. The Company has no operating history, no revenues and is subject to all the risks inherent in a start-up business enterprise including lack of cash flow and no source of revenue. The Company’s only source of revenue will be from the sale of interests in the Gandhamardan Bauxite Deposit and/or sale of bauxite from those deposits. The Company does not currently generate any revenue from the sale of its products, and will require significant additional capital to place its property into production.

Liquidity; Need for Additional Financing. Historically, the Company has funded its operations through the sale of equity capital. The Company has had and will continue to have capital requirements in excess of its currently available resources. The Company is not able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance the final phase of the feasibility study on the Gandhamardan Bauxite Deposit. To the extent that any such financing involves the sale of equity capital, the interests of the Company’s then existing shareholders would be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

Reliance Upon Directors and Officers; Management. The Company is wholly dependent at present upon the personal efforts and abilities of its officers and directors, who exercise control over the day-to-day affairs of the Company. The loss of any director or officer could have an adverse effect on the Company.

Issuance of Additional Shares. The Company is authorized to issue 700,000,000 common shares. As at December 31, 2004, 74,433,160 common shares were issued and outstanding. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons, except as otherwise disclosed in this document, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

Indemnification of Officers and Directors for Securities Liabilities. The laws of the Province of British Columbia provide that the Company could indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Business Corporations Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such officers, directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission (the “SEC”), indemnification is against public policy as expressed in the Securities Act of 1933 (the “Act”), as amended, and is, therefore, unenforceable.

The Company’s Management May Not Be Subject to U.S. Legal Process. As Canadian citizens and residents, certain of the Company’s directors and officers may not subject themselves to U.S. legal proceedings so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., the Company’s insiders may have defences available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. The Company’s management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, the Company’s shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

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

Fluctuating Prices. The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of bauxite. Commodity prices fluctuate and are affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to extractive developments and improved extractive production methods. The effect of these factors on the price of bauxite, and therefore the economic viability of the Company’s exploration projects cannot be accurately predicted.

Competition. The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to develop the Gandhamardan Bauxite Deposit.

Options and Joint Ventures. In order to conserve financial resources, the Company intends to enter into option, joint venture, or development agreements and form a consortium to finance the exploration and possible development of the Gandhamardan Bauxite Deposit. If such agreements are entered into, the Company’s position in the Gandhamardan Bauxite Deposit would change, and the Company could lose control of the exploration and development of the deposit. There is no assurance that a consortium will be formed, or if formed, will be formed on terms favourable to the Company, or that the exploration and development of the Gandhamardan Bauxite Deposit will proceed.

Title to Assets. While the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, such opinions cannot be viewed as a guarantee of title. Title may not be affected by unregistered interests and claims to title, which could adversely affect the Company’s ability to develop its properties.

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

Mining Leases. Orissa Mining Corporation (“OMC”), the Company’s joint venture partner, currently holds a mining lease for Block 7, which contains an estimated 20% of the estimated Mineral Resource (including the Inferred Resources) comprised in the Gandhamardan Bauxite Deposit. Block 7 is one of ten Blocks comprising the Gandharmadan Bauxite Deposit. The Company and OMC intend to mine one Block at a time and other mining leases will be obtained as needed from the State of Orissa. Although OMC does not express concern over obtaining additional mining leases for other Blocks of the Gandharmadan Bauxite Deposit, there is no assurance that OMC will be able to do so.

Exchange Rate Fluctuation. The profitability of the Company may be adversely affected by fluctuations in the rate of exchange of Indian Rupies into United States dollars. The Company does not take any steps to hedge against currency fluctuations.

Patents. The Company has a license to manufacture and sell the Pisces Process detailed in Item 4 of this document. There is no assurance, however, that third parties may not infringe on the patents. In order to protect the patent rights, the Company or the patent owners may have to file lawsuits and obtain injunctions. If the Company does that, it will have to spend large sums of money for attorney’s fees in order to obtain the injunctions. Even if the Company or patent holders obtain the injunctions, there is no assurance that those infringing on the patents will comply with the injunctions. Further, the Company or patent holders may not have adequate funds available to prosecute actions to protect the patents, in which case those infringing on the patents could continue to do so in the future.

ITEM 4.     INFORMATION ON THE COMPANY

A.      History and Development

The Company’s legal name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) (now the British Columbia Business Corporations Act) under the laws of the Province of British Columbia on June 25, 1986. The Company’s registered office is c/o its solicitors, Lang Michener LLP, 1500 – 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, telephone number (604) 689-9111. The Company’s principal place of business is 19 East Fourth Street, Hutchinson, Kansas, U.S.A., 67501, telephone number (620) 662-3697 and facsimile number (620) 682-6861.

The Company is in the start-up stage and has initiated limited operations. Prior to the acquisition/merger with CRL in October 2002 (the “Acquisition”), the Company was in the business of construcing, installing and selling “low impact” run-of-the-river hydroelectric power production systems (the “System”) which incorporated a patent pending fish protective water inlet device (the “Pisces Process”). Following the Acquisition, the Company changed its primary business to exploring and developing the Gandhamardan Bauxite Deposit. Important events in the development of the Company’s business are noted below.

The Company commenced business with certain hydro electric power assets known as the Pisces System and the Balaton Remote Integrated Monitoring and Control System BRIMAC. The Company's intent was to use these systems in connection with the development of hydro electric power projects in the Pacific Northwest. On January 14, 2001, the Company entered into a power purchase agreement with Idaho Power Company and an agreement in principle with Vernon Ravenscroft (“Ravenscroft”) of Bliss, Idaho, which superseded an earlier agreement dated August 25, 2000, to acquire a one-third interest in Ravenscroft’s hydroelectric power production facility and site (the “Ravenscroft Site”). Between 2000 and 2002, the Company spent $160,000 earning its interest in the Ravenscroft Site. Despite such expenditures, substantial obligations remained with no funding to fulfil them. As such, the Company decided that it was in its best interest to sell the Ravenscroft Site back to Ravenscroft. During 2002, the Company sold its interest in the Ravenscroft Site for $20,000 and the Company was released from any ongoing commitments. During 2002, the Company also entered into agreements to acquire eleven unlicensed hydro power sites. These acquisitions were completed, however none of the sites have been developed, and the Company has no plans to develop these sites.

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. (“Perial”) for the purchase of CRL. The Company issued a total of 33,000,000 common shares in its own capital to acquire CRL of which 25,000,000 were allocated to Perial and 8,000,000 shares were issued as finder’s fees. CRL is a joint venture partner with OMC which has an interest on a significant bauxite deposit in Orissa, India, known as the “Gandhamardan” (the “Gandhamardan Bauxite Deposit”). The Acquisition was treated as a capital transaction by the Company and not a business combination. Prior to the Acquisition, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL’s outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% interest in production from the oil and gas assets.

CRL’s sole asset at the time of the Acquisition, on or about October 2002, was a 50% interest and effective control of Continental Orissa Mining Private Limited (“COMPL”), which CRL acquired during 2002 in consideration for agreeing to direct the exploration and development of the Gandhamardan Bauxite Deposit.

During 2004 and subsequent to the year end, the Company focussed on establishing a strong working relationship with OMC, the 50% owner of COMPL. The Company and OMC have discussed the principal terms upon which the exploration and possible development of the Gandhamardan Bauxite Deposit, although no written agreement has yet been signed. In addition, during 2004 and subsequent to 2004 management held discussions with potential partners to provide financial and technical resources to assist in the exploration and potential development of the Gandhamardan Bauxite Deposit. These discussions took substantially all of the time of the Company's management. During 2004, COMPL was voluntarily dissolved to make way for a new entity that will facilitate future joint venture agreements with OMC. As at the date of this report, the Company has not established the new entity.

The Company is currently seeking a manager, joint venture partner or purchaser for its hydroelectric power assets, which includes the Pisces Process and BRIMAC. The Company does not intend to install the System at any sites, and does not plan to develop any of its own hydroelectric sites. The System is designed to produce “green”/renewable electricity. A “green” system is one which generates electricity from non-carbon based fuels and does not adversely impact the flows of rivers or aquatic life and is considered “low impact” on the environment. As of the date hereof, the Company has not constructed, installed or sold any Systems, the Pisces Process (other than its tested prototypes) or BRIMACs and does not generate or distribute electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, the Pisces Process or BRIMACs and the Company has not received any significant expression of interest for the systems.

B.     Business Overview

The Company’s business is focussed on the development of the Gandhamardan Bauxite Deposit.

Gandhamardan Bauxite Deposit

On April 18, 1997, Continental entered into an agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and exploit the Gandharmadan Bauxite Deposit (the “Joint Venture Agreement”). Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental’s proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Bauxite Deposit, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration of the deposit. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. During 2004, COMPL was voluntarily dissolved. The Company wishes to incorporate a new entity to enter into joint venture relationships with OMC.

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial for the purchase of CRL in consideration for 33,000,000 common shares. See “History and Development” above for terms of the acquisition of the Gandhamardan Bauxite Deposit.

During 2004 and subsequent to year end, Continental met with OMC to discuss terms and conditions for a new joint venture agreement to develop the Gandhamardan Bauxite Deposit. Based upon these discussions, Continental’s interests in the mining phase would increase and place 100% of the downstream facilities (alumina plant and aluminium shelter) in favour of Continental.

In order to further explore and develop the Gandhamardan Bauxite Deposit, the Company will need to complete the final phase feasibility study. The Company has received an estimate of $2 million as the cost to complete the feasibility study. The Company does not currently have the resources to complete this study. Further funds will be required to develop the Gandhamardan Bauxite Deposit , if it is determined to be economical. The Company believes that the most efficient way to further explore and potentially develop the Gandhamardan Bauxite Deposit, including the feasibility study, is through the establishment of a consortium of entities. The Company has not yet confirmed specific consortium partners although several parties have expressed interest. There is no assurance that the Company will be able to form a consortium, or what the terms of any consortium formed will be. If the Company is unable to locate suitable partners, the Company will have seek additional financing to carry out the feasibility study.

The following information is summarized from a report prepared by E.A. Gallo, P.Geo. entitled “Summary Report Gandhamardan Bauxite Deposit Sambupar and Balangir Districts, State of Orissa, India, dated April 8, 2003” (the “Report”). This report summarizes exploration on the property by past operations, and was prepared and is disclosed by the Company under Canadian securities regulations.

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

Title to Property

OMC currently holds a mining lease (the “Lease”) on Block 7, which contains about 20% of the deposit, or approximately 40 million tonnes. The Lease covers an area of 285 hectares. OMC has applied for a mining lease covering the rest of the deposit. A perimeter land survey must be performed before this second lease is granted.

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

History

The potential for bauxite at Gandhamardan was first recognized in the 1940’s by the Geological Survey of India (“GSI”) who recommended that the area be thoroughly prospected.

In 1948, Orissa Directorate of Mines (“ODM”) sank several pits which intersected only laterite.

In 1959, ODM identified bauxite at Gandhamardan and immediately undertook a programme of exploration and evaluation. GSI and Mineral Exploration Corp. Ltd. (“MECL”) participated, as did Aluminium Corp. of India, an aluminium producer.

ODM drilled 75 holes in 1959, and reported a resource of 6 million tonnes grading +50% Al2O3 to a depth of 17 meters.

Subsequent phases of drilling were conducted between 1961-65. In the late 1960’s, Aluminium Corp. of India undertook detailed exploration with MECL, after which MECL reported a resource of 26 million tonnes of metallurgical grade bauxite, using a cut-off of +46% Al2O3.

The deposit attracted no further attention until 1975, when the economic potential of the large, low-silica bauxite deposits in Orissa became recognized. Bharat Aluminium Co. (“Balco”) expressed interest in Gandhamardan as a source of feed for their aluminium plant at Korba, situated 350 kms by rail to the North, in the adjoining State of Madhya Pradesh. At Balco’s request, an integrated exploration programme was undertaken jointly by MECL, GSI and ODM. The programme included line-cutting, topographic surveying, geological mapping, pitting, drilling, sampling, mineralogical studying, and metallurgical testing.

Balco commissioned a feasibility study on a portion of the deposit in 1980, and upon its conclusion, prepared to bring it into production. However, due to opposition of local villagers, Balco did not continue with the project.

The property remained idle until 1997, when Continental Resources Ltd. (“Continental”) and OMC agreed to jointly develop Gandhamardan pursuant to the Joint Venture Agreement. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however the study was never done due to numerous delays. The author of the Report visited the property at this time, and during one of the visits, collected 6 samples, 2 from Pit GP-2, and 2 from each of 2 scarp sites. These samples were collected in the presence of E.A. Gallo, a Canadian geologist, who transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by the x-ray fluorescence, fused-disc method. The Certificate of Analyses for these samples may be found in Appendix I of the Report. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners.

Sampling Procedure and Analyses

Under the direct supervision of ODM and MECL geologists, samples of the bauxite zone were taken from selected scarp sites and from each pit and drill hole. Scarp samples of the bauxite were taken by ODM wherever accessible at the ends of cross lines. Channel samples were cut vertically along 1 meter intervals, forming channels 15 cms wide, 5 cms deep, and 1 meter long. A total of 130 samples were cut from 17 scarp sites, across a cumulative length of 121 meters. The bauxite zone in the scarp faces is not fully exposed, the lower half being buried by talus. Recognizing this limitation, ODM nevertheless calculated average grades from the assay results. They are given in MECL’s Exploration Report, Volume I, 1980, as 47.03% Al2O3, 2.97% SiO2, 22.00% Fe2O3, 2.09% TiO2, and 22.27% LOI, across an average thickness of +7.6 meters.

ODM also sampled the pits. Channel samples were cut in the same manner employed in scarp sampling. All 4 walls of each pit were sampled. As a check, and for comparison, the walls of 1 pit were sampled at 25 cm intervals. Surplus material from the channel samples was combined to form composite samples, which were also analysed. A total of 1,772 pit samples were collected and analysed. The bauxite zone exposed in the pits ranged from 2.0 to 30.0 meters in thickness, and averaged 18.7 meters. ODM calculated average grades from the pit sample results. MECL’s same report shows them as 46.31% Al2O3, 4.37%SiO2, 20.34% Fe2O3, 1.78% TiO2, and 23.71% LOI.

Both ODM and MECL sampled the drill holes in their respective programmes, employing the same technique. Casing shoes were used in place of core barrels. The drill cuttings were carefully removed from the shoe, put into paper sleeves in the order drilled, identified by hole number and footage, and boxed. Cuttings were collected continuously across 1 meter intervals. If the upper or lower contact of the bauxite zone did not coincide exactly with a whole-integer meter mark then that particular sample was taken as a fraction of a meter. Within the bauxite zone, if “non-ore” material was recognized or suspected, then 2 sub-samples were taken from that 1 meter interval, separated by their geologic contact.

All collected samples were geologically classified before being prepared for analyses. Samples of the drill cuttings were crushed to -60 mesh, and quartered using a “Jones Sample Splitter”. Three-quarters of the sample was shipped to Balco for storage, and the remaining quarter was further crushed to -120 mesh. This -120 mesh fraction was further reduced by coning and quartering, and a 50-gram portion was weighed out, bagged, and shipped to the laboratory for analyses. Pit and scarp samples were prepared in a similar manner, except for their primary crushing, which was to -10 mesh rather than -60.

Samples were shipped for analyses to ODM’s own laboratory in Bhubaneswar; or to MECL’s laboratory in Nagpur. Minor and trace element analyses were conducted at a commercial laboratory in Bangalore operated by Esson and Co. All samples were analysed for Al2O3, SiO2, Fe2O3, TiO2, and LOI. Composite samples were analysed as well for V, Zn, S, P2O5, K2O, Na2O, CaO, adherent moisture, and organic carbon.

Analyses for all these radicals were determined by chemical method, employing the ethylene-diamene-tetra-acetic acid technique (“EDTA”), the industry standard at that time. LOI was determined thermally, by calculating the percentage loss on ignition of the resultant ash compared to the weight of the preheated sample.

Historical Resource Calculations

Cautionary Note to US Investors concerning estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured Resources” and “Indicated Resources”. While these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will be converted to reserves. This section also uses the term “Inferred Resources”. While this term is recognized by Canadian regulations, the SEC does not recognize it. Inferred Resources are subject to a great degree of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or part of an Inferred Resource exists, or is economically or legally mineable.

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

The resource estimates calculated followed the Russian system of classification. Resource estimates made today classified by standards established by the Canadian Institute of Mining and Metallurgy (“CIMM”) parameters used to determine specific categories in the Russian system are analogous to those employed in the CIMM system. Under the CIMM classification system, MECL’s A Category resource would become a Measured Resource, the B and Cl would become an Indicated Resource, and the C2 would become an Inferred Resource.

Four categories of resources were established, based on the Russian system, and termed A, B, Cl, and C2. MECL’s 1980 Exploration Report, Volume I states “A Category reserves are considered suitable for mine planning”, and considers them to be 90% accurate. MECL’s Report describes the B Category resources as being “...sufficiently detailed to allow...broad outlining of the future mining activities and development of the deposit”. B Category resources were calculated in areas where technical data were less detailed than in A Category areas, and were deemed to be 70% accurate.

Cl Category resources were estimated for areas where the bauxite was sufficiently explored to provide a “...rough estimation of the nature of mineralization, shape and structure of the ore body...” (ibid). Accuracy of the CI resources is considered to be 50%.

C2 Category resources are estimated for irregular parts of the bauxite zone, where “...insufficient exploration data...do not permit proper evaluation of shape, quality, etc.” (ibid). The resources of Block 10 fall into this category. Here the plateau is irregular in shape, and the bauxite varies in thickness.

B.K. Mohanty in ODM’s Resource Evaluation Report, 1981, states the total calculated tonnage as 207.37 million tonnes (including what would be categorized as inferred resources) with a weighted average grade of 45.75% Al2O3, 2.23% SiO2, 23.23% Fe2O3, 2.58% TiO2, 22.95% LOI. In the same report, S. M. Patnaik tabulates resource estimates for each of the 10 Blocks. His figures are shown in the table below. His calculated total tonnage is 213.43 million tonnes (including what would be categorized as inferred resources) with a weighted average grade of 46.50% Al2O3, and 2.49% SiO2. The three other radicals were not calculated.

BLOCK NUMBER	LENGTH (KMS)	AVERAGE WIDTH nbsp;(KMS)	AREA (KMS2 )	AVERAGE COVER THICKNESS (METERS)	AVERAGE BAUXITE THICKNESS (METERS)	RESOURCES (MILLION TONNES)	AVERAGE GRADE
							Al2O3 (%)	SiO2 (%)
1	0.65	0.25	0.07	4.00	11.10	1.00	44.28	2.90
2	1.00	0.48	0.48	3.70	18.78	15.46	45.46	2.40
3	1.00	0.98	0.98	5.10	16.20	27.23	45.85	2.12
4	1.00	1.05	1.05	5.85	15.54	24.36	46.28	2.17
5	1.00	1.12	1.12	5.32	17.71	28.85	46.20	2.67
6	1.00	0.67	0.67	4.03	11.72	28.08	46.43	2.71
7(1)	1.00	2.20	1.28	7.23	16.33	44.75	47.16	2.58
8	1.00	0.90	0.82	5.91	20.43	27.65	47.00	2.62
9	1.00	0.78	0.36	5.17	18.75	8.40	47.05	2.65
10	1.20	0.65	0.33	7.63	9.81	7.70	47.30	2.81
Total						213.48	46.50	2.49

(1)	Mining lease currently held by OMC and subject agreement with the Company. The remaining blocks are not currently subject to mining leases.

MECL calculated resources independently, and categorized them according to the Russian system. MECL’s 1980 Exploration Report, Volume I gives their total calculated resource (including what would be categorized as inferred resources) as 201.3 million tonnes averaging 46.40% Al2O3, 2.44% SiO2, and estimates the Fe2O3, TiO2, and LOI contents to be 23.41%, 2.47% and 24.59%, respectively. MECL’s resource estimates by category are shown in the following table:

CATEGORY	TONNAGE (MILLION TONNES)	AVERAGE GRADE
		Al2O3	SiO2	Fe2O2	TiO2	LOI
A (Measured)	27.9	46.67	2.45	23.71	2.27	24.73
B (Indicated)	45.8	46.85	2.61	22.96	2.50	24.51
C1+ C2 (Inferred)	127.5	46.18	2.38	23.51e	2.51e	24.59e
Total	201.3	46.40	2.44	23.41e	2.47e	24.59e

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

Despite the vast data collected from over 600 drill holes measuring a total of 6,685.87 meters, core analysis of 5,178 meters, 135 pit samples and 130 scarp samples, a baseline study (the “Baseline Study”) is still required on the Gandharmardan Bauxite Deposit before mining is commenced. The Baseline Study will constitute the final phase before the mining start-up.

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
lifestyle won’t be harmed but improve

Noise Pollution	Audio assessment

Forest, Herbs and Plants	Native plant inventory including herbs for medicinal
purposes
Endangered plants
Reforestation program
Vegetation – study for possible cash crop

Wildlife	Effects on wildlife habitat
List any endangered species, if any or those at risk

Blasting	Determine if any blasting in certain areas might
affect Temples and surrounding areas

Contractors will be engaged to follow through with the individual studies. If necessary, bids will be taken where appropriate.

Subject to obtaining necessary financing, the Company plans to initiate the final phase of the feasibility study during the fourth quarter of 2005 and is expected to take two years to complete. Further subject to the receipt of a favourable feasibility study, the Company plans to seek participants for a consortium to facilitate the building of the mining and aluminium complex.

Hydroelectric Assets

The Company is currently reviewing alternative methods to continue development of its hydroelectric assets. However, the Company does not intend to inject any further funding into the development of its hydroelectric assets as its main focus is the Gandhamardan Bauxite Deposit.

The Company plans to follow through with one of the hydroelectric sites in the state of Washington during the next year. This project has been approved by Federal Energy Regulatory Commission (“FERC”). Consultants are currently seeking partners to assist the construction of this hydroelectric site. The Company does not plan to use its own funds to further develop its hydroelectric assets at this time.

The Pisces Process

The Pisces Process, a fish protective water inlet device, is a mechanical system designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of the Pisces Process was conducted in the spring of 2000 at a laboratory in North Vancouver, British Columbia, Canada. Initial results show that the Pisces Process works in the manner for which it was designed.

Patent

Rodney Smith, a former director and officer of the Company, and Colin Hall transferred all their right, title and interest in the Pisces Process and its derivatives to Balaton Power Corporation S.A. (“BSA”), a former controlling shareholder. BSA has achieved “patent pending” status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of the “Pisces Process.”

BSA entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces Process and BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. See “Material Contracts” for a description of the terms of this license.

C.     Organizational Structure

The following table shows the organizational structure of the Company’s significant subsidiaries.

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

Gandhamardan Bauxite Deposit

For a description of this property, see “Business Overview, Gandhamardan Bauxite Deposit.”

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General Discussion

During the year ended December 31, 2004, the Company continued to work on the Gandhamardan Bauxite Deposit through its wholly owned subsidiary CRL. The Company changed its business focus during the first quarter of 2003 as a result of its acquisition of CRL. Formerly, the Company pursued the sale of its patented Pisces Process and certain hydro electric projects. Although the Pisces Process remains an asset, the Company has diverted all of its focus on the Gandhamardan Bauxite Deposit. The Company plans to seek the market potential for the Pisces Process after development arrangements for the Gandhamardan Bauxite Deposit have been consummated. Due to the limited market potential for the Pisces Process, the Company wrote down the value of the Pisces Process during its audit of the year ended December 31, 2002. However, the Company is pursuing an agreement with an interested party with respect to the remaining hydro electric project.

The Company plans to form a consortium for the development of the Gandhamardan Bauxite Deposit to fund the mining, alumina plant and aluminium smelter and auxiliary plants (power plants etc.). During fiscal 2004 several interested parties entered into discussions for possible participation with CRL which continued into 2005. During 2004 two trips were made by CRL to India to meet with OMC to discuss terms and conditions for a new joint venture agreement to develop the Gandhamardan Bauxite Deposit. Based upon these discussions, CRL’s interest in the mining phase would increase and would place 100% of the downstream facilities (alumina plant and aluminium smelter) in favour of CRL.

A.     Operating Results

The Company is a development stage resource company. No revenues were reported in 2004 from operations. No revenues are anticipated in 2005 other than the potential for the opportunity to promote interests in the Gandhamardan Bauxite Deposit for cash. The Company ceased promoting the Pisces Process in 2002 and has since devoted over 90% of its focus on its subsidiary, CRL’s bauxite deposit in India and the remaining percentage of time to the hydro electric project held by its subsidiary Snoqualmie River Hydro Inc.

The financial statements accompanying this Form 20-F are consolidated with its wholly owned subsidiary, CRL for the years 2004 and 2003. During the 2004 fiscal year the Company wrote off $1,145,163 of investment in the joint-venture company, COMPL which was voluntarily dissolved. The Company wishes to incorporate another entity to enter into a new agreement with OMC. As of the date of this Form 20-F, the new agreement has yet to be finalized. The Company anticipates that it will enter into a new agreement with OMC during the third quarter of 2005 with the approval of the State Government of Orissa. Prior to the acquisition of CRL, the Company wrote down $1,895,987 in fiscal year 2002 by decreasing the value of an oil and gas lease located in Kansas. There were no unusual items recorded in 2003.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2004. The Company does not take any steps to hedge against currency fluctuations. In addition the Company does not anticipate the impact of inflation to be material to the Company in its efforts to attract partners for its consortium for the development of the Gandhamardan Bauxite Deposit.

The Company relies heavily on the cooperation of the State Government of Orissa, OMC and other governmental agencies in the finalization of joint venture relationships and the issuance of permits and licenses for the development of the Gandhamardan Bauxite Deposit. The political climate in India with respect to the development of resources is positive. Orissa, a state in the eastern part of India, is a resource rich state that has initiated many discussions to develop local resources with several initial agreements entered into as recently as the first quarter of 2005.

During 2004, the Company’s main expenses were general and administrative in the amount of $715,196 compared to $195,286 in 2003. This rise in cost is due to the increase of activity through extended travel to and visits in India and the settlement of certain debts unrelated to professional fees. The largest debt settlement was in the amount of $518,763 with respect to services rendered for the Gandhamardan Bauxite Deposit. Such debt was settled through the issuance of 2,075,054 units, each unit consisting of one common share and one common share purchase warrant in the capital of the Company at a price of $0.40 per share exercisable until July 13, 2006.

Consulting fees increased due to the use of consultants in India in relation to the Gandhamardan Bauxite Deposit. Professional legal and accounting fees also increased to $196,352 for 2004 from $34,980 in 2003. The increase was primarily related to the settlement of legal and accounting fees in arrears.

Currently, the Company has adequate working capital to maintain operations (exclusive of the exploration and development of the Gandhamardan Bauxite Deposit) for the next twelve months due to the exercise of warrants issued pursuant to previous private placements during 2004. Unless the Company is successful in forming a consortium for the exploration and development of the Gandhamardan Bauxite Deposit, the Company will require approximately $2 million of working capital inclusive of funds needed for the development of the Gandhamardan Bauxite Deposit.

The Company intends to hire additional employees on an as needed basis. At present, the Company does not expect to have significant changes in the number of employees as it intends to utilize consultants to facilitate any work required on its projects, primarily the Gandhamardan Bauxite Deposit.

B.     Liquidity and Capital Resources

During the 2004 fiscal year the Company raised a total of $430,000 through private placements of the Company’s common stock. Specifically, on March 30, 2004, the Company closed a private placement of 1,000,000 units at $0,.25 per unit raising a total of $250,000. Each unit consisted of one common share and one common share purchase warrant exercisable for 18 months from the date of issuance at $0.40 per share. On August 31, 2004, the Company closed a private placement of 600,000 units at $0.30 per Unit raising a total of $180,000. Again, each unit consisted of one common share and one common share purchase warrant exercisable for a period of two years from the date of issuance at $0.40 per share.

If outstanding warrants and options due to expire during the latter half of 2005 are fully exercised, the Company’s working capital will increase by approximately $2,000,000. In addition, if consortium partners do not participate in a timely fashion, the Company will obtain additional funding to finance the first development phase of Gandhamardan Bauxite Deposit.

The Company has adequate cash to maintain normal operations for the next year exclusive of exploration and development of the Gandhamardan Bauxite Deposit. The Company currently has working capital (current assets) of $532,800 of which $438,932 is cash. The increase in the Company’s cash position from December 31, 2003, is due to the exercise of warrants issued pursuant to previous private placements. Specifically, cash on hand increased from $4,690 on December 31, 2003 to $438,932 on December 31, 2004. Total assets of the Company as of December 31, 2004 totalled $1,089,524 compared to $1,632,818 as of December 31, 2003. The decrease in total assets is due to the write down of the mineral interest as previously discussed.

As at December 31, 2004, the Company had a working capital deficit of $4,103,856 compared to a deficit of $2,910,886 on December 31, 2003. This increase in deficit is due directly to the increased expenditures related to the Gandhamardan Bauxite Deposit which resulted in losses totalling $1,192,970 in 2004.

During the year the Company reduced its liabilities through debt settlements. On December 31, 2004, the Company’s liabilities were $488,618 compared to $1,700,817 on December 31, 2003. Subsequent to the end of the 2004 fiscal year the Company entered into a settlement agreement with RoyCap Inc. to further reduce its debt by $211,198. The Company’s financial liquidity ratio of current assets to current liabilities is improving due to an increase in the Company’s cash position and decrease in current liabilities. This has placed the Company in a more viable financial position compared to recent financial history.

The Company’s principal commitment is CRL’s obligations to OMC on the Gandhamardan Bauxite Deposit. The Company is confident that a consortium will be formed which will help shelter CRL from the majority of potential feasibility study expenditures; interested third parties have approached CRL to conduct a feasibility study. Further, if a working relationship is established between CRL and a major aluminium company, the Company’s liquidity with respect to the Gandhamardan Bauxite Deposit will improve significantly. However, if the Company is unable to form a consortium to complete the feasibility study and, if warranted, to further explore and develop the project, the Company will have to seek additional financing which would strain the Company’s financial resources.

C.     Research and Development, Patents and Licenses

The Company has one patent, Pisces Process, a fish protective water inlet device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Currently the Company is not actively pursuing this sector of business as its current focus has been shifted to the development and promotion of the Gandhamardan Bauxite Deposit. The Company plans to seek ways to promote the Pisces Process at a later time.

D.     Trend Information

The Company continues to have capital requirements in excess of its current resources. As the Company continues to explore and develop the Gandhamardan Bauxite Deposit, the Company will continue to have increased expenses and corresponding increased losses. Currently and for the foreseeable future, the Company’s only source of revenue is from the sale of its securities. The Company expects that this trend will continue.

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

As used in this Item 5.E., the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the company is a party, under which the company has:

(a) Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b) A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c) Any obligation under a derivative instrument that is both indexed to the company’s own stock and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position; or

(d) Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F.     Tabular Disclosure of Contractual Obligations

		Payments due by period
Contractual Obligations	Total	Less Than	One to	Three to	More than
		One Year	Three Years	Five Years	Five Years
Convertible Debt	180,000	180,000	Nil	Nil	Nil
Related Party Loans	81,000	81,000	Nil	Nil	Nil

G.     Safe Harbour

The safe harbour provided in Section 27A of the Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

Reconciliation to US GAAP

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies (see Note 17 to the audited financial statements).

Inflationary and Other Economic Pressures

The Company is not currently generating revenues from the sale of bauxite or its Systems. Future revenues will be generated from the sale of bauxite, which will be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company’s operation and development expenditure, which is primarily incurred in U.S. dollars. The directors’ estimation of inflation is considered with respect to the general state of the world economy of the United States in particular. At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of bauxite.

Government Policies

The Company has considered the issue of political risk in India and will continue to do so as a matter of normal business practices.

Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All such controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country India are taken into account in relation to the Company’s operations.

These policies or factors do not affect investments by United States residents in the Company’s common shares.

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

David C. Wynn, Director

David C. Wynn, who resides in Chantilly, Virginia, U.S.A., was elected as a director of the Company on June 25, 2004, at the Company’s shareholder meeting. From December 1989 to October 1996, Mr. Wynn worked for First Virginia Mortgage Company, the first four years as an Insurance Specialist, one year as a Real Estate Tax Specialist and the last two years as an Investor Accountant. From October 1996 to March 1999, Mr. Wynn worked for Washington Mortgage Financial Group, first as an Escrow Clerk and then a Local Area Network Administrator. From March 1999 to May 2005, Mr. Wynn was Senior Computer Analyst at the Lockheed Martin Corporation in the Lockheed Martin Simulation Division. Mr. Wynn is currently Systems Administrator at Value Options Inc.

Lois Zelenka, Secretary

Lois Zelenka has served as the Company’s Corporate Secretary since October 2002. Ms. Zelenka has been involved in principally managerial roles since 1997. Currently Ms. Zelenka is Corporate Secretary and employee for Titan Employment Services Inc. of Hutchinson, Kansas, and is responsible for compliance and regulatory filings of this temporary employment business.

B.     Compensation

The Company has no standard arrangement pursuant to which directors and officers are compensated by the Company for their services in their capacity as directors and/or officers other than the unissued treasury shares reserved for the grant of directors’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors and/or officers during the Company’s financial year ended December 31, 2004. The Company intends to form a compensation committee when working capital is sufficient to carry on the Company’s operations including compensation to management, officers and directors.

Summary Compensation Table

During the Company’s financial year ended December 31, 2004, the aggregate direct remuneration paid or payable to the Company’s directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was nil. The compensation paid to the Company’s directors and officers during the most recently completed financial year is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Richard F. Burdett(1) President and Chief Executive Officer	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Wyllie Chief Financial Officer	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Rosa Director	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Lois Zelenka Secretary	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Mr. Burdett was appointed President and Chief Executive Officer as of February 1, 2003.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its directors or executive officers which would result from the resignation, retirement or any other termination of the executive officers’ employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers’ responsibilities following a change in control, where in respect of any executive officer the value of such compensation exceeds $100,000.

C.     Board Practices

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Mr. Burdett, Mr. Rosa and Mr. Wyllie have all served as directors of the Company since January 31, 2003.

Mr. Wynn recently joined the Company’s Board of Directors on June 25, 2004. The Company’s officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company’s shareholders and hold office until their death, or until they resign or have been removed from office. The Company has an audit committee on which Richard F. Burdett, Michael Rosa and David C. Wynn are members. The Company currently does not have a compensation or executive committee. There are no director service contracts that provide for benefits upon termination.

D.     Employees

The Company has no employees other than its officers and directors. The Company has two directors/officers involved in management and administration of the Company. These employees are not compensated for their services, and will not be compensated until the Company obtains funding for the development of the Gandhamardan Bauxite Deposit.

E.     Security Holdings of Directors and Officers (as at May 31, 2005)

Common Shares

Name of Insider	Shares owned or beneficially controlled(1)	Percentage of 68,356,790 outstanding common shares
Richard F. Burdett	100,000	less than 0.1%
Robert Wyllie	Nil	Nil
Michael Rosa	50,000	less than 0.1%
David C. Wynn	120,000	less than 0.1%
Lois Zelenka	Nil	Nil
TOTAL:	270,000	-

(1)	Numbers do not include shares held through options.

Options

The following chart details all outstanding options as at May 31, 2005. Optionees listed under the heading “Grants on Individual Basis” are no longer directors or officers of the Company.

Name and Position	Shares Optioned	Option Price	Expiry Date	Percentage of Total Outstanding Options
Grants on Individual Basis
Martina F. Kaessner	300,000	US$0.50	Sept. 30, 2005	7.1%
Paul A. Trudel	300,000	US$0.50	Sept. 30, 2005	7.1%
Andrew Finneran	400,000	US$0.50	Sept. 30, 2005	9.5%
Robert Stewart	500,000	US$0.50	Sept. 30, 2005	12.0%
Maureen O’Brien	400,000	US$0.50	Sept. 30, 2005	9.5%
Rod Smith	400,000	US$0.50	Sept. 30, 2005	9.5%

Name and Position	Shares Optioned	Option Price	Expiry Date	Percentage of Total Outstanding Options
Paul Davey	50,000	US$0.50	Sept. 30, 2005	1.2%
Lois VanHoover	50,000	US$0.50	Sept. 30, 2005	1.2%
Jeanine Ward	50,000	US$0.50	Sept. 30, 2005	1.2%
Douglas Weltz	50,000	US$0.50	Sept. 30, 2005	1.2%
Dan Pfeiffer	400,000	US$0.50	Jan. 31, 2007	9.5%
Under the 2004 Share Option Plan
Richard F. Burdett	300,000	US$0.40	June 25, 2009	7.1%
Michael Rosa	300,000	US$0.40	June 25, 2009	7.1%
David C. Wynn	300,000	US$0.40	June 25, 2009	7.1%
Robert Wyllie	300,000	US$0.40	June 25, 2009	7.1%
Lois Zelenka	100,000	US$0.40	June 25, 2009	2.4%
Total	4,200,000	-		100%

Stock Option Plans and Long-Term Incentive Plan Awards

The Company has not in the past adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company’s officers and directors other than as described herein. However, the Company has granted incentive stock options on an individual basis to provide compensation for performance.

No share options were granted to the directors and officers during the financial year December 31, 2003 and no share options were exercised by the directors and officers during the financial year ended December 31, 2003. The value of the unexercised in-the-money options of the directors and officers at the financial year December 31, 2003 was nil.

2004 Stock Option Plan

After the financial year end, the Company adopted a stock option plan (the “Plan”) in order to attract and retain employees and consultants and to provide additional incentive for directors, officers, employees and consultants, upon whose efforts and judgment the success of the Company is largely dependent, in order to grant either non-qualified stock options (“NQSO Options”) or incentive stock options (“ISO Options”) under the features provided for by the Code. Both NQSO Options and ISO Options (together, the “Options”) are available for grant under the Plan.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

The Company is controlled by Perial by virtue of its beneficial ownership of 25,000,000 common shares or 36.57% of all issued and outstanding shares as at May 31, 2005. There are no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. The total number of common shares held by US residents is 20,193,746 held by 142 shareholders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company’s common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

	Number of Shares	Position	Percent of Class	Increase/Decrease in percentage held over 2001
Name and address of owner Perial Ltd. 155 Hillcrest Avenue Unit 1109 Mississauga, Ontario Canada L5B 3E2	25,000,000	Shareholder	36.57%	N/A

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

Currently, Perial is loaning funds to the Company to enable the Company to meet its day to day working capital requirements. The amounts loaned have no fixed rate of interest or repayment date. As at May 31, 2005, approximately $85,000 was owed by the Company to Perial.

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

See “Item 17 Financial Statements” and pages 3 to 4 of this document.

Legal Proceedings

No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any director or officer of the Company in his or her capacity other than as disclosed herein.

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company’s former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year; 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year or a total of 15% of the total outstanding shares of the Company after three years. The term of the agreement was from June 30, 2000 to May 31, 2003. The Company has the right to terminate the agreement for just cause or for any act or omission that is a breach under the agreement that is not remedied within thirty days. It is also a term of the agreement that Mr. Brown be terminated for cause. On February 12, 2001, Mr. Brown was terminated for cause. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract is in full force and effect. The Company has filed an Answer denying the claim and is vigorously defending the lawsuit. As at the date of this annual report, no trial date has been set and the case remains outstanding.

On March 29, 2004, an action was brought by Roderick Christie against the Company in the Supreme Court of British Columbia. The Statement of Claim alleges that Christie acquired 260,000 shares of the Company from Balaton Power Corporation S.A. and that the Company has an obligation to transfer these shares to Mr. Christie but has refused to do so. Mr. Christie seeks $260,000 in damages or 260,000 common shares in the Company plus that amount of Canadian currency that is equal to the difference between the price at which the shares are trading at the time of delivery and $1.00. The Company has filed a Statement of Defence and brought on a court application to have Mr. Christie's claim struck or security for costs posted in court and Mr. Christine has filed a cross application for judgment. As at the date of this annual report, neither applications have proceeded.

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B.     Significant Changes

Not Applicable.

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company’s common stock were as follows:

	2004	2003	2002	2001	2000
High	$1.00	$0.17	$0.95	$1.25	N/A
Low	$0.16	$0.06	$ 0.02	$0.50	N/A

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows:

	2004				2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$0.84	$1.00	$0.60	$0.82	$0.15	$0.15	$0.14	$0.22
Low	$0.16	$0.31	$0.31	$0.41	$0.05	$0.07	$0.06	$0.05

For the most recent six months, the high and low market prices for each month for the Company’s common stock were as follows:

	May 05	Apr 05	Mar 05	Feb 05	Jan 05	Dec 04
High	$0.62	$0.65	$0.68	$0.80	$0.88	$0.74
Low	$0.36	$0.48	$0.46	$0.51	$0.58	$0.45

B.     Plan of Distribution

Not applicable.

C.     Markets

The shares of the Company have traded on the Over-the-Counter Bulletin Board Quotation System under the symbol “BPWRF” since November 26, 2001.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Information regarding the Company’s Memorandum and Articles of Association is set out in the Company’s Annual Report on Form 20-F filed July 15, 2002 and is incorporated herein by reference.

C.     Material Contracts

Joint Venture Agreement dated April 18, 1997

On April 18, 1997, Continental entered the Joint Venture Agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and exploit the Gandharmadan Bauxite Deposit. Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental’s proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Bauxite Deposit, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration.

License Agreement with Balaton Power Corporation, S.A. dated July 31, 2000

Rodney Smith, a former director and officer of the Company and Colin Hall have transferred all their right, title and interest in the Pisces Process design and its derivatives to BSA. BSA has achieved “patent pending” status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of the “Pisces Process.” The Pisces Process is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of the Pisces Process was conducted in the spring of 2000 at the Northwest Hydraulic Consultants’ laboratory in North Vancouver, British Columbia, Canada.

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

Stock Exchange Agreement dated September 30, 2002

On September 3, 2002 the Company entered into an agreement to acquire 100% of CRL from Perial in consideration for 33,000,000 common shares of the Company. 25,000,000 of these shares were issued to Perial and 8,000,000 were issued as a finder’s fee. The transaction completed on October 31, 2002 and resulted in the change of control of the Company and the focus of the Company’s business on the Gandhamardan Bauxite Deposit. See “Information on the Company” for a description of this transaction.

Loan Agreement dated February 11, 2002

On February 11, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. with RoyCap Inc. Under the terms of the agreement, the “Lender” is to make four consecutive loans to the Company, each loan in the amount of $125,000 (the “Loans”) a total of $163,436 was advanced to the Company. Each Loan is evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each Loan has conversion privileges whereby the Lender may convert each of the Loans or any portion thereof outstanding, including interest, into “Units”. Each Unit consists of one common share of the Company and one share purchase warrant entitling the Lender to purchase from the Company, one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004. On May 4, 2005, pursuant to a settlement agreement with RoyCap Inc., the Company settled the Loans for $100,000 and the issuance of 100,000 common shares in the capital of the Company.

D.     Exchange Controls

There are no exchange controls or other limitations which affect security holders other than the shares of common stock issued to BSA which are “restricted securities” as that term is defined in Reg. 144 of the Act and may only be resold in compliance with Reg. 144 of the Act.

In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of common stock of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of common stock or the average of the weekly trading volume of the common stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of common stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company’s common stock.

The Company is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Company’s common shares. The disclosure herein is not a substitute for independent advice from an investor’s own advisor and does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Company’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

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

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different. Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

(a) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

E.     Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company’s voting shares). the Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of the Company’s issued shares of any class or series.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of the Company’s common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of common shares of the Company to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.

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

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. the Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation with respect to ownership of the Company’s shares.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (Seemore detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat the Company as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i)any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii)if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i)generally treats any gain realized on the disposition of his the Company common shares as capital gain; and (ii)may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i)gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Balaton common shares and (ii)certain “excess distributions,” as defined in Section 1291(b), by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Balaton common shares and all excess distributions on his Balaton common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of the Company (i) which began after December 31, 1986, and (ii) for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds the Company common shares, then the Company will continue to be treated as a PFIC with respect to such Balaton common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if the Company’s common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i)the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii)the excess, if any, of (A)the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B)the mark-to-market losses for shares that were allowed as deductions for prior tax years.

A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Company are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Balaton common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Company, certain adverse rules may apply in the event that both the Company and any foreign corporation in which the Company directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Company that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Company (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Company (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Company and does not dispose of its common shares. The Company strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Balaton is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Balaton (“United States Shareholder”), Balaton could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Balaton which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Balaton attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that Balaton will not be considered a CFC for the current or any future taxable year.

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not Applicable.

H.     Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company, 19 East Fourth Avenue, Hutchinson, Kansas 67501 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I.     Subsidiary Information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

1.	interest rates on debt; and,

2.	foreign exchange rates.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. The Company’s actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

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

The Company’s revenue streams and operating expenses are denominated in three primary currencies: the US dollar, Canadian dollar and Indian Rupies. The currency movement that would have the greatest impact upon the Company’s operations is the US dollar/Indian Rupies exchange rate. Strengthening the U.S. dollar will have the affect of decreasing the Company’s earnings.

Inflation

Inflation had no material impact on the Company’s operations during the years ended December 31, 2004, 2003, and 2002.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

Not applicable. (The Company’s warrants are non-transferable and no market exists for them. The Company has issued no rights.)

C.     Other Securities

Not applicable.

D.     American Depositary Shares

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

The Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2004 being the date of our most recently completed fiscal year. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

2.
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

3.
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16.     [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have a financial expert serving on its audit committee. The Company has had some difficulty in attracting financial experts to serve on its board of directors, due to the Company’s small size. The Company’s financial statements are not complex, and the Company does not view the retention of a financial expert as critical to its further development. Regardless, the Company is currently considering appointing a director to the board and to the audit committee who would be a financial expert.

ITEM 16B.     CODE OF ETHICS

The Company has not formally adopted a written code of ethics. The Company is reviewing the adoption of a formal code of ethics. The Company has guided its conduct by the provisions of the British Columbia Business Corporations Act and the securities legislation applicable to it. Due to its size, management had not deemed it necessary to adopt a formal written code of ethics at this time.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.     Audit Fees

The aggregate fees billed by the auditors the Company US$25,000 and US$7,012.31 for the fiscal years ended 2004 and 2003, respectively.

B.     Audit-Related Fees

Nil

C.     Tax Fees

Nil

D.     All Other Fees

Nil

PART III

ITEM 17.     FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s audited financial statements for the years ended December 31, 2004 and 2003, including the following:

1.	Independent Auditors’ Report of Danziger and Hochman dated April 30, 2005.

2.	Independent Auditors’ Report of Harris and Partners dated may 18, 2004.

3.	Consolidated Balance Sheets as at December 31, 2004 and December 31, 2003.

4.	Consolidated Statements of Operations and Deficit for the years ended December 31, 2004 and 2003.

5.	Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003.

6.	Notes to the Consolidated Financial Statements.

ITEM 18.     FINANCIAL STATEMENTS

Not applicable.

ITEM 19.     EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)
13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

(1)	Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

BALATON POWER INC.
(A Development Stage Company)
Consolidated Financial Statements
(United States Dollars)
December 31, 2004

BALATON POWER INC.

INDEX

December 31, 2004

AUDITORS’ REPORT

To the Directors of
BALATON POWER INC.

We have audited the consolidated balance sheet of BALATON POWER INC. as at December 31, 2004 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2004, and the results of its operations and cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in the report dated May 18, 2004.

/s/ Danziger & Hochman

Toronto, Ontario	Chartered Accountants
April 30, 2005

Comments by Auditors for U.S. Readers on Canada – United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated April 30, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Danziger & Hochman

Toronto, Ontario	Chartered Accountants
April 30, 2005

AUDITORS’ REPORT

To the Shareholders of
Balaton Power Inc.

We have audited the consolidated balance sheets of Balaton Power Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Harris & Partners, LLP

Richmond Hill, Ontario	Harris & Partners, LLP
May 18, 2004	Chartered Accountants
(except as to Note 16 which
is as of June 22, 2004)

Comments by Auditors for U.S. Readers on Canada – United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 18, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Harris & Partners, LLP

Richmond Hill, Ontario	Harris & Partners, LLP
May 18, 2004	Chartered Accountants
(except as to Note 16 which
is as of June 22, 2004)

BALATON POWER INC. (A Development Stage Company) Consolidated Balance Sheets As at December 31, 2004 (United States Dollars)	Statement I

	2004	2003
ASSETS
CURRENT
Cash	438,932	$4,690
Accounts receivable	10,000	-
Loan receivable (note 3)	63,968	-
Prepaid expenses	19,900	1,241

	532,800	5,931
Note receivable (note 4)	481,724	481,724
Mineral property (note 5)	-	1,145,163
Investment in shares of private corporation (note 6)	75,000	-

	$1,089,524	$1,632,818

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$227,715	$1,491,038
Convertible debt (note 8)	179,779	179,779
Loan payable (note 9)	81,124	30,000

	488,618	1,700,817
Minority interest	-	26,995

	488,618	1,727,812

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 10)	4,022,851	2,738,402
SHARE SUBSCRIPTION	-	77,490
CONTRIBUTED SURPLUS	681,911	-
DEFICIT – Statement II	(4,103,856)	(2,910,886)

	600,906	(94,994)

	$1,089,524	$1,632,818

APPROVED ON BEHALF OF THE BOARD

/s/ Robert Wyllie, Director

/s/ Richard Burdett, Director

{See accompanying notes.}	F-5

BALATON POWER INC. (A Development Stage Company) Consolidated Statements of Loss and Deficit For the Year Ended December 31, 2004 (United States Dollars)	Statement II

	2004	2003

REVENUE	$-	$-

EXPENSES
Administration and general	715,196	195,286
Consulting fees and commissions	268,382	72,000
Professional fees	196,352	34,980
Interest	13,040	11,931

	1,192,970	314,197

NET LOSS FOR THE YEAR	(1,192,970)	(314,197)

DEFICIT, BEGINNING OF YEAR	(2,910,886)	(2,596,689)

DEFICIT, END OF YEAR	$(4,103,856)	$(2,910,886)

LOSS PER COMMON SHARE
Basic	$(0.02)	$-
Diluted	$(0.02)	$-

AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING	70,338,720	65,689,379

AVERAGE NUMBER OF DILUTED SHARES
OUTSTANDING	80,581,080	76,088,860

{See accompanying notes.}	F-6

BALATON POWER INC. (A Development Stage Company) Consolidated Statements of Cash Flows For the Year Ended December 31, 2004 (United States Dollars)	Statement III

	2004	2003
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the year	$(1,192,970)	$(314,197)
Adjustments for items not affecting cash
Shares issued for services	330,210	117,402
Fair value of stock options issued	169,080	-

	(693,680)	(196,795)
Changes in non-cash working capital components
Prepaid expenses	(18,659)	8,200
Accounts payable and accrued liabilities	(145,156)	34,715
Accounts receivable	(10,000)	-

	(867,495)	(153,880)

INVESTING ACTIVITIES
Investment in shares of private company	(75,000)	-

FINANCING ACTIVITIES
Loan receivable	(63,968)	-
Loan payable	51,124	30,000
Debt assumed by a shareholder	46,380	-
Issue of share capital, warrants and share
subscriptions	1,343,201	100,490

	1,376,737	130,490

NET INCREASE (DECREASE) IN CASH	434,242	(23,390)

CASH, BEGINNING OF YEAR	4,690	28,080

CASH, END OF YEAR	$438,932	$4,690

{See accompanying notes.}	F-7

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

1.

DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

Balaton Power Inc. (the Company) is attempting to develop a bauxite deposit in the State of Orissa in India. The Company is based in Hutchinson, Kansas in the United States of America. To date, the Company has not earned significant revenues and is considered to be in a development stage. The Company’s sole operation is the development of this bauxite deposit. All expenditures in 2003 and 2004 are related to this project.

Basis of Presentation

On October 31, 2002 the Company acquired all of the outstanding shares in Continental Resources (USA) Inc., (“CRI”) in an arm’s length transaction. In accordance with EIC-10, the transaction is a capital transaction in substance rather than a business combination. The purchase method has been applied by CRI and the net liability of the Company has been charged to the deficit. The transaction was an asset acquisition by the Company and not a business combination. Accordingly, while the Company will have issued sufficient shares such that control of the Company was acquired by the shareholders of CRI, the transaction was not accounted for as a reverse takeover.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its’ wholly-owned subsidiary, Continental Resources (USA) Inc. A summary of the differences between accounting principles generally accepted in Canada (“Canadian GAAP”) and those generally accepted in the United States (“US GAAP”) which affect the Company is detailed in note 18 to the financial statements.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration will result in a profitable mining operation.

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN
(continued)

The Company has incurred several years of losses and during 2004, utilized $867,495 of cash in operations. At December 31, 2004, the Company reported a deficit of $4,103,856 and continues to expend cash significantly in excess of its’ revenues. These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including possible private placements and an IPO on the Toronto Venture Stock Exchange to raise capital in fiscal 2005. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one of the mining operating projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

Financial instruments

The fair value of financial instruments reported in these consolidated financial statements approximates book value unless otherwise indicated.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

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

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Taxes Payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

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

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

3.	LOAN RECEIVABLE

The loan receivable is due from a shareholder of the Company, it is non-interest bearing and due on demand.

4.	NOTE RECEIVABLE

On October 31, 2002, Perial Ltd. ("Perial"), the former parent company of CRI, purchased the oil and gas properties belonging to CRI as part of the reorganization of CRI and the Company. Perial acquired from its then wholly owned subsidiary, all of the oil and gas interests held by CRI at that time in exchange for a promissory note and the assumption of certain debt. No gain or loss was recognized on this transaction by CRI. The note is non-interest bearing and is payable at the rate of 25% of the gross production revenue of the oil and gas properties purchased by Perial from CRI.

5.	MINERAL PROPERTY

During the year, the Company wrote-off its’ investment in a nominal property in India along with certain corresponding liabilities. The mineral property was owned by an Indian company that was dissolved during the year. Balaton Power Inc. had previously accounted for its’ purchase of shares in this now dissolved company as a purchase of assets and assumption of liabilities

The Company is in the process of negotiating an agreement with a Joint Venture Partner, Orissa Mining Corporation ("OMC") to develop a bauxite deposit in India. These negotiations have not been completed..

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

6.	INVESTMENT

During the year, the Company purchased 500,000 shares in a private company called Cumberland Continental Corp. through a private placement for $75,000. The investment has been recorded at cost. Cumberland Continental Corp. is in the computer software business and is currently attempting a registration on the Nasdaq OTCBB.

7.	LICENSE AGREEMENT

The Company is party to a license agreement with Balaton Power Corporation S.A (“BPCSA”) to manufacture, market, sell/lease and otherwise commercialize BPCSA’s proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has an ongoing option to be renewed for a further 20 years at the expiration of each 20 year period.

In 2003, the agreement was amended to reduce the royalty payments in the license agreement from 5% to 2% and eliminate all other obligations of the Company under the license agreement. The Company issued 500,000 common shares as consideration for this amendment.

8.	CONVERTIBLE DEBT

On February 11, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the Lender was to make four consecutive loans to the Company, each in the amount of $125,000 ("the loans"). Each loan was to be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and all were to mature on December 31, 2002. Each loan had conversion privileges whereby the Lender could convert each of the loans or any portion of them including interest, into "Units". Each Unit was to consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004.

The Company received only $163,436 under the terms of these loans and incurred a penalty of $16,343.

This convertible debt was settled subsequent to the year end as more fully described in note 16 below.

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

9.	LOAN PAYABLE

The loan payable is due to a shareholder of the Company and bears interest at 6.5% per annum. Both principle and interest are due on June 30, 2005.

10.	SHARE CAPITAL

Authorized: 700,000,000 common shares without par value

Issued and fully paid:	Shares	Amount

Balance, December 31, 2002	64,988,194	$2,598,000
Issued for fees and services	1,174,020	117,402
Private placements for cash	600,000	23,000

Balance, December 31, 2003	66,762,214	2,738,402
Private placements for cash	1,600,000	430,000
Exercise of warrants	2,953,333	807,167
Issued for fees and services	340,800	330,210
Share subscription – 2003 for services	1,200,000	77,490
Issued on settlement of debt	576,813	106,034

Balance, December 31, 2004	73,433,160	$4,489,303

Warrants

Balance, December 31, 2003	7,499,481
Exercised	(2,953,333)
Expired	(4,546,148)
Issued in 2004	3,433,037

	3,433,037

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

10.	SHARE CAPITAL (continued)

At December 31, 2004, the following warrants were outstanding:

Amount	Price	Expiry

1,000,000	$0.40	September 30, 2005
472,154	0.40	June 13, 2006
1,240,800	0.40	July 13, 2006
600,000	0.40	August 25, 2006
120,083	0.40	August 31, 2006

Warrants are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 3.5%, expected life between 1.5 to 2 years, expected volatility 25% and no dividends

11.

EMPLOYEE STOCK-BASED COMPENSATION

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

Stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 3.5%, expected life 5 years, expected volatility 25% and no dividends. The total expense charged against income is related to options in 2004 and was $169,080 (2003 - $Nil). These amounts are included in the contributed surplus account.

A summary of the status of the Company's employee stock option plan as of December 31, 2004 and 2003 and changes during the years then ended are as follows:

		2004		2003
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	2,900,000	$0.50	2,900,000	$0.50
Granted	1,500,000	0.41	-	-

Outstanding, end of year	4,400,000	0.47	2,900,000	0.50

Options exercisable, end of year	4,400,000	$0.47	2,900,000	$0.50

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

11.	EMPLOYEE STOCK-BASED COMPENSATION (continued)

At December 31, 2004, the following employee stock options were outstanding:

Options	Price	Expiry

$2,500,000	$0.50	September 31, 2005
400,000	0.50	January 31, 2007
1,300,000	0.40	June 25, 2009
200,000	0.50	October 6, 2009

12.

INCOME TAXES

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future income tax assets is dependant upon the generation of future taxable income and on the successful development of a mineral property.

The following is a reconciliation comparing income taxes calculated at the statutory rates to the amounts provided in the accompanying financial statements:

	2004	2003
Combined federal and provincial income tax rates	32%	34%

Loss before income taxes	$(1,192,970)	$(314,197)

Expected income tax (recovery)	(382,000)	(107,000)
Non-deductible expenses	54,000	-
Valuation allowance and other items	328,000	107,000

Actual income taxes	$-	$-

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

12.	INCOME TAXES (continued)

The significant components of the company’s future income taxes are as follows:

Future income tax assets	2004	2003

Non-capital losses ($1,773,000 X 32%)	$567,360	$256,000
Valuation allowance for future income taxes	(567,360)	(256,000)

Net future income tax assets	$-	$-

The non-capital losses expire as follows:		Losses

2009		$289,000
2010		464,000
2011		1,020,000

		$1,773,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has provided for a valuation allowance on all of its’ losses as there is no assurance that future tax benefits will be realized.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	a)	Fair value disclosure

Fair values are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company has determined that the carrying value of its financial assets and liabilities approximates their fair value.

b)

Foreign exchange risk

The Company incurs expenditures in United States dollars and Indian rupees as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

14.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

A shareholder of the Company advanced $51,124 (2003 - $30,000) to the Company during the year. The advance bears interest at 6.5% per annum. Interest and principal are payable at maturity on June 30, 2005.

During the year 340,800 Common Shares and 1,200,000 Common Shares, that were subscribed for in 2003 (2003 – 1,174,020) were issued in exchange for fees and services in the amount of $330,210 (2003 – $117,402 and $77,490 for subscribed shares).

During the year, a shareholder assumed debt of the Company in the amount of $46,380 for nil consideration.

During the year, 576,813 Common Shares were issued to a shareholder to settle outstanding third party debt totalling $106,034.

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

14.	RELATED PARTY TRANSACTIONS (continued)

During the year a shareholder of the Company assumed certain indebtedness of the Company amounting to $14,848 in exchange for 194,986 common shares of the Company.

During the year a shareholder of the Company held in his personal bank account Company funds in the amount of $63,968 which has been reflected as a loan receivable.

15.	CONTINGENT LIABILITY

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defenses against the claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

On March 29, 2004, an action was brought in the Supreme Court of British Columbia by a person associated with Balaton Power Corporation S.A. The claim alleges that the claimant acquired 260,000 shares from Balaton Power Corporation S.A. and that the Company has an obligation to transfer the shares. The Company believes that the claimant does not have a strong claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

16.	SUBSEQUENT EVENTS

On February 21, 2005, the Company settled $80,396 of outstanding debt with respect to professional services rendered through the issuance of units (“Unit”) at a deemed price of $0.64 per unit resulting in the issuance of 125,000 Units in the capital of the Company. Each Unit consists of one common share and one non-transferable share purchase warrant (“Warrant Share”) in the capital of the Company. Each Warrant Share entitles the holder for 24 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of the Company at an exercise price of $0.66 per warrant. The Warrant Shares will expire on February 21, 2007. The Shares and Warrant Shares are subject to a four-month hold period that will expire on June 22, 2005. No insiders of the Company participated in the shares for debt arrangement.

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

16.	SUBSEQUENT EVENTS (continued)

On May 1, 2005, the Company settled $211,198 of outstanding debt with respect to convertible loans and accrued interest thereon through the payment of $100,000 that shall be paid as follows: (i) the sum of $25,000 to be paid immediately upon execution of the settlement agreement and (ii) the sum of $12,500 to be paid on each of the following dates: August 1, 2005; November 1, 2005; February 1, 2006; May 1, 2006; August 1, 2006; and November 1, 2006. In addition to payment of the settlement amount, the Company shall deliver 100,000 shares to the creditor. The settlement shares shall be restricted from resale for 4 months from the date of issuance.

17.	COMPARATIVE FIGURES

Prior year financial statements were audited by another firm of chartered accountants.

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended December 31, 2004 and 2003 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2004 and 2003 if US GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2004 and 2003 if US GAAP were employed.

BALATON POWER INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
(United States Dollars)

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING CONTINUED (continued)

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under

Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2004 and 2003, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called “additional paid in capital”.

SIGNATURES

The Company certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BALATON POWER INC.

Per: /s/ Robert Wyllie

___________________________
ROBERT WYLLIE
Chief Financial Officer

DATED: June 29, 2005