Form 20-F
period 2005-12-31
BALATON POWER INC
filed 2006-08-16
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[           ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Number of outstanding shares of the Company’s only class of capital or common stock as at
December 31, 2005 was 76,358,117 Common Shares Without Par Value.

- ii -

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act.
YES [           ]           NO [ x ]

If this is an annual report or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES [           ]           NO [ x ]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES [           ]           NO [ x ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (check one):
Large accelerated filer [           ]           Accelerated filer [           ]           Non-accelerated filer [ x ]

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [ x ]           Item 18 [           ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
YES [           ]           NO [ x ]

GLOSSARY

Term	Definition

Acquisition	The Company’s acquisition of CRL in October 2002

Act	Securities Act of 1933, as amended

Balco	Bharat Aluminium Co.

BRIMAC	Balaton Remote Integrated Monitoring and Control System

BSA	Balaton Power Corporation S.A.

CDN GAAP	Generally accepted accounting principles in Canada

CFC	Controlled foreign corporation

CIMM	Canadian Institute of Mining and Metallurgy

Code	Internal Revenue Code

Committee	Board of directors of the Company who will be Plan administrators

Company	Balaton Power Inc.

COMPL	Continental Orissa Mining Private Limited

Continental	Continental Resources Ltd., a company incorporated under the laws of Québec

CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company

EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals

Exchange Act	Securities Exchange Act of 1934, as amended

FERC	United States Federal Energy Regulatory Commission

Gandhamardan Project	The second largest bauxite deposit in Asia, situated in the Gandhamardan Hill, Duragali, State of Orissa, India

GSI	Geological Survey of India

Investment Act	Investment Canada Act

IRS	United States Internal Revenue Service

ISO Options	Incentive stock options

Joint Venture Agreement	The joint venture agreement between Continental and OMC dated April 18, 1997

Lease	The mining lease issued in the name of OMC for over 285 hectares named Block 7 of the Gandhamardan Bauxite Deposit

MECL	Mineral Exploration Corp. Ltd.

NQSO Options	Non-qualified stock options

ODM	Orissa Directorate of Mines

OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation, the Company’s joint venture partner

Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, a major shareholder of the Company

PFIC	Passive foreign investment companies

Pisces Process	Fish protective water inlet device

Plan	The Company’s 2004 incentive stock option plan

QEF	Qualified electing fund

Ravenscroft	Vernon Ravenscroft

Ravenscroft Site	Ravenscroft’s hydroelectric power production facility and site situated in Bliss, Idaho

Report	A report prepared by E.A. Gallo, P. Geo, titled “The Summary Report Gandhamardan Project Bargarh and Bolangir Districts, State of Orissa, India, dated April 8, 2003

SEC	United States Securities and Exchange Commission

System	Low-impact run-of-the-river hydroelectric power production system

Tax Act	Income Tax Act (Canada)

Treaty	Canada-United States Income Tax Convention, 1980

US GAAP	Generally accepted accounting principles in the United States of America

Resource Category (Classification) Definitions

Mineral Reserve

The SEC’s Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” defines “reserve” as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineral Resource

Canadian National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”) defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Resource has a lower level of confidence than that applied to an Indicated Resource. An Indicated Resource has a higher level of confidence than an Inferred Resource but has a lower level of confidence than a Measured Resource.

(1) Inferred Resource. That part of the Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Resource. That part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Resource. That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The SEC’s Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” does not define or recognize resources. As used in this Annual Report, “resources” are as defined in Canadian NI 43-101.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This Annual Report uses the terms “Measured Resources” and “Indicated Resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This Annual Report uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the Company's future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements due to various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, the need for additional financing to pursue the Company’s business plan, risks involved in conducting business outside of the United States, changes in Canadian or U.S. tax or other laws or regulations, material changes in capital expenditures, as well as the risks and uncertainties described in the section entitled “Risk Factors” set forth in Item 3 of this Annual Report.

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Not applicable.

B.           Advisers

Not applicable.

C.           Auditors

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

The following selected financial is data derived from the audited financial statements of the Company for the last five fiscal years ended December 31, 2005 (see Item 17). The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada (“CDN GAAP”). Note 15 to the financial statements provides a summary of the differences between Canadian GAAP and U.S. GAAP. Prior to October 2002, the Company was in the business of constructing, with plans to sell and install its Pisces Process and was also acquiring hydroelectric power sites. In October 2002, pursuant to the acquisition of CRL, the Company’s business changed to focus on the Gandhamardan Project in India. Accordingly, the amounts presented below for 2002 and 2001 may not be comparable to the amounts presented for 2003, 2004 and 2005. In addition, amounts presented for the year ended December 31, 2004 have been restated to make certain adjustments as described in Note 16 to the annual financial statements included in this annual report to comply with comments from the SEC.

		Restated
(US$)	2005	2004	2003	2002	2001
Balance Sheet Data
Total assets according to
financial statements (CDN GAAP)	602,464	733,976	1,632,818	1,664,408	2,389,251
Total assets (US GAAP)	602,464	733,976	1,632,818	1,664,408	2,389,251
Total liabilities	336,898	488,617	1,727,812	1,663,097	50,387
Share capital	4,975,033	4,130,154	2,738,402	2,598,000	2,400,000
Retained earnings (deficit) (CDN GAAP)	(6,121,824)	(4,972,337)	(2,910,886)	(2,596,689)	(61,136)
Retained earnings (deficit) (US GAAP)	(6,121,824)	(4,972,337)	(2,910,886)	(2,596,689)	(61,136)

Period End Balances (as at)
Working capital (deficiency)	64,390	44,183	(1,694,886)	(1,598,581)	(50,387)
Resource properties	-0-	-0-	1,145,163	1,145,163	2,389,251
Shareholders’ equity	265,566	245,359	(94,994)	1,311	2,389,251

		Restated
(US$)	2005	2004	2003	2002	2001

Statement of Operations Data
Revenue	-	-	–	24,899	35,158
Production costs	-	-	–	22,398	30,687
Write-down of resource properties			–	1,895,987	-
General and administrative expenses	914,749	1,239,605	195,286	232,587	20,755
Consulting Fees and Commissions	63,000	245,882	72,000	-	-
Professional Fees	171,738	207,376	34,980	-	-
Interest	-	13,050	11,931	-	-
Write down of Loan Receivable	-	355,548	-	-	-
Income (loss) according to financial
statements (CDN GAAP)	(1,149,487)	(2,061,451)	(314,197)	(2,126,073)	(31,671)
Loss per common share (CDN GAAP) [2]	(0.02)	(0.03)	(0.01)	(0.05)	(0.01)
Loss per common share (US GAAP)[2]	(0.02)	(0.03)	(0.01)	(0.05)	(0.01)
Number of outstanding shares	76,358,117	74,128,260	66,762,214[1]	64,988,194	55,878,194

Notes:

(1)

During the year 2003, a shareholder subscribed for 1,200,000 common shares for net cash proceeds of $77,490 to the Company. Such shares were not issued to the shareholder until after the year-end. As such, the number of issued and outstanding shares and retained earnings as at December 31, 2003 do not reflect this transaction.

(2)	Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

See Item 17 for accompanying audited year-end financial statements (prepared in accordance with CDN GAAP) for further details.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The following provides a discussion of certain risks facing the Company. Additional risks that are currently unknown or that are currently deemed immaterial may also materially adversely affect the business, result of operations, financial condition and cash flow of the Company.

Company with No History of Earnings. The Company has no operating history, no revenues and is subject to all the risks inherent in a start-up business enterprise including lack of cash flow and no source of revenue. The Company does not currently generate any revenue from the sale of its products and will require significant additional capital to place its property into production.

Liquidity; Need for Additional Financing. Historically, the Company has funded its operations through the sale of equity capital. The Company has had and will continue to have capital requirements in excess of its currently available resources. The Company is not able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance CRL’s operations. To the extent that any such financing involves the sale of equity capital, the interests of the Company’s then existing shareholders could be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

Reliance Upon Directors and Officers; Management. The Company is wholly dependent at present upon the personal efforts and abilities of its officers and directors, who exercise control over the day-to-day affairs of the Company. The loss of any director or officer could have an adverse effect on the Company.

Issuance of Additional Shares. The Company is authorized to issue 700,000,000 common shares. On December 31, 2005 and June 30, 2006 the Company had 76,358,117 common shares issued and outstanding. The Board of Directors has the power to issue additional shares. However the Company presently has no commitments or contracts to issue any additional shares to other persons. The Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company from its authorized but unissued shares would have the effect of diluting the interest of existing shareholders.

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

Exploration of Resource Property. Exploration of natural resources involves a high degree of risk. Initially the Company is required to obtain the approval from the State of Orissa to the agreement with OMC before it will have the opportunity for exploration and future development of CRL’s Gandhamardan Project in Orissa State, India. Substantial expenditures are required to establish resources and reserves through drilling, to develop processes for extraction and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. No assurance can be given that Mineral Resources will be converted to Mineral Reserves, that funds required for the development can be obtained on a timely basis, that funds will be adequate to complete a feasibility study and /or that bauxite can be economically extracted from the Gandhamardan Project.

Operating Hazards and Risks. Exploration and development of natural resources involves many risks, which, even with a combination of experience, knowledge and careful examination, may not be mitigated. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

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

Fluctuating Prices. The Company’s revenues, if any, are expected to be in large part derived from future resource efforts including those of CRL’s projects. Commodity prices fluctuate and are affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to extractive developments and improved extractive production methods. The effect of these factors on the price of bauxite, and therefore the economic viability of the Company’s exploration projects, cannot be accurately predicted.

Competition. The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect CRL’s ability to develop the Gandhamardan Project.

Options and Joint Ventures. In order to conserve financial resources, the Company’s efforts are focused on CRL, which intends to enter into option, joint venture, or development agreements to form a consortium to finance the exploration and possible development of the Gandhamardan Project following obtaining approval from the State Government of Orissa for the agreement between OMC and CRL. If such agreements are entered into, CRL’s current interest in the Gandhamardan Project would be reduced and CRL would share with others in the development of the Project. There is no assurance that a consortium will be formed, or if formed, that it will be formed on terms favourable to CRL, or that the development of the Gandhamardan Project will proceed.

Title to Assets. While the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, such opinions cannot be viewed as a guarantee of title. Title may not be affected by unregistered interests and claims to title, which could adversely affect the Company’s ability to develop its properties.

Inadequate Working Capital. The Company’s other projects, Pisces Process and its Hydro electric site, would require raising funds in addition to the funds required for CRL’s project in India. It will be necessary for CRL to raise additional funds this year to move forward on the Gandhamardan Project. The Company and/or CRL may be required to raise funds through private placements or public offerings of treasury shares, through debt financing, if available, or sale of a portion of its interest in its projects. If the Company is not successful in raising further funds, it may not be able to complete its development plans.

Lack of Experience in Fish Protection and Hydroelectric sites. The Company has not constructed, installed or sold any Systems, the Pisces Process (other than its tested prototypes) or BRIMACs and does not generate or distribute electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, the Pisces Process or BRIMACs and the Company has not received any significant expression of interest for the systems.

Indian Government Regulations. CRL is subject to all governmental regulations in India on the development of the Bauxite Project. The level of regulation by the government in India relating to the bauxite project could affect the Company’s ability to obtain partners or consortium members for the construction of the aluminium complex.

Reliance on Indian Government Agencies. The Company relies heavily on the cooperation of the State Government of Orissa, OMC and other governmental agencies in the finalization of joint venture relationships and the issuance of permits and licenses for the development of the Gandhamardan Project. The Company is dependent upon the Government of Orissa to approve the agreement between OMC and CRL. There is no assurance that the Government of Orissa will give its approval to OMC to enter into an agreement with CRL.

Inflationary and Other Economic Pressures. The Company is not currently generating revenues from the sale of its Pisces Process Systems or from its subsidiary CRL. Future revenues may be generated from CRL’s Gandhamardan Project. Any such revenues could be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company’s operation and development expenditure, which is primarily incurred in U.S. dollars. The directors’ estimation of inflation is considered with respect to the general state of the world economy and of the United States in particular.

Government Policies. Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All such controls and regulations are subject to change from time to time. Any change in government regulation or the economic and political stability of the host country India, could have a material adverse effect on the business of the Company and could impact investments by U.S. residents in the Company’s common shares.

Currency exchange rate fluctuations and higher inflation may adversely impact our future operating results and financial condition. The exchange rate between the Rupee and the U.S. dollar has changed substantially in the last two decades and could fluctuate substantially in the future. On an annual average basis, the Rupee declined against the U.S. dollar from 1980 to 2002. In May 2002, however, the Rupee began appreciating relative to the U.S. dollar. Because some of our assets may be held in Indian Rupees, devaluation or depreciation of the value of the Indian Rupee will adversely affect the value of these assets in foreign currency terms. In addition, our market valuation could be materially adversely affected by the devaluation of the Indian Rupee if U.S. investors analyze our value and performance based on the U.S. dollar equivalent of our financial condition and operating results. We expect that a substantial portion of our expenses, including personnel costs, may be denominated in Indian Rupees. As such, any appreciation of the Rupee against the U.S. dollar would reduce the cost advantage derived from our Rupee-denominated expenses and would likely adversely affect our financial condition and results of operations. In addition, an increase in inflation would adversely affect world economies generally, which would adversely affect our business.

We are subject to risks of operating in India. A large part of our assets and business operations are expected to be located in India. Consequently, our financial performance and the market price of our shares may be affected by social and economic developments in India and the policies of the Government of India, including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls.

Political instability related to the current multi-party coalition government could halt or delay the liberalization of the Indian economy and adversely affect economic conditions in India generally. The Government has traditionally exercised and continues to exercise significant influence over many aspects of the economy. Our business, and the market price and liquidity of our shares, may be affected by interest rates, changes in Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting our business, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including our business.

Patents. BSA filed on March 1999 for a patent on its Pisces Process and was in a patent pending status until November 4, 2003 when the patent was issued. The Company has a license to manufacture and sell the Pisces Process detailed in Item 4 of this document. There is no assurance, however, that third parties may not infringe on the patents. In order to protect the patent rights, the Company or the patent owners may have to file lawsuits and obtain injunctions. If the Company does that, it may have to spend large sums of money for attorney’s fees in order to obtain the injunctions. Even if the Company or patent holders obtain the injunctions, there is no assurance that those infringing on the patents will comply with the injunctions. Further, the Company or patent holders may not have adequate funds available to prosecute actions to protect the patents, in which case those infringing on the patents could continue to do so in the future.

ITEM 4.           INFORMATION ON THE COMPANY

A.           History and Development

The Company’s legal and commercial name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) (now the British Columbia Business Corporations Act) under the laws of the Province of British Columbia on June 25, 1986.. The Company’s principal place of business is 19 East Fourth Street, Hutchinson, Kansas, U.S.A., 67501, telephone number (620) 662-3697.

The Company is in the start-up stage and has initiated limited operations. Prior to the acquisition/merger with CRL in October 2002 (the “Acquisition”), the Company was in the business of constructing, installing and selling “low impact” run-of-the-river hydroelectric power production systems (the “System”) which incorporated a patent pending fish protective water inlet device (the “Pisces Process”). Following the Acquisition, the Company changed its focus to pursuing the exploration and development of the Gandhamardan Project. The Acquisition of CRL, the Gandhamardan Project and other important events in the development of the Company’s business are noted below.

The Company commenced business with certain hydroelectric power assets known as the Pisces System and the Balaton Remote Integrated Monitoring and Control System BRIMAC. The Company's intent was to use these systems in connection with the development of hydroelectric power projects in the Pacific Northwest region of the United States. On January 14, 2001, the Company entered into a power purchase agreement with Idaho Power Company and an agreement in principle with Vernon Ravenscroft (“Ravenscroft”) of Bliss, Idaho, which superseded an earlier agreement dated August 25, 2000, to acquire a one-third interest in Ravenscroft’s hydroelectric power production facility and site (the “Ravenscroft Site”). Between 2000 and 2002, the Company spent $160,000 earning its interest in the Ravenscroft Site. Despite such expenditures, substantial obligations remained with no funding to fulfil them. As such, the Company decided that it was in its best interest to sell the Ravenscroft Site back to Ravenscroft. During 2002, the Company sold its interest in the Ravenscroft Site for $20,000 and the Company was released from any ongoing commitments. During 2002, the Company also entered into agreements to acquire eleven unlicensed hydropower sites. These acquisitions were completed, however none of the sites have been developed. Subsequent to October 2002 all but one of the hydropower sites have expired or terminated except for one site known as the Snoqualmie River, however the Company has no near future plans to develop this site.

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. (“Perial”) for the purchase of CRL. The Company issued a total of 33,000,000 common shares in its own capital to acquire CRL, of which 25,000,000 shares were allocated to Perial and 8,000,000 shares were issued as finder’s fees to non-related parties of the Company. At that time CRL was a joint venture partner with OMC, which held an interest on a significant bauxite deposit in Orissa, India, known as the “Gandhamardan” (the “Gandhamardan Bauxite Deposit” or the “Gandhamardan Project”). The Acquisition was treated as a capital transaction by the Company and not a business combination. Prior to the Acquisition, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL’s outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% interest in production from the oil and gas assets.

CRL’s sole asset at the time of the Acquisition, on or about October 2002, was a 50% interest and effective control of Continental Orissa Mining Private Limited (“COMPL”), which CRL acquired during 2002 in consideration for agreeing to direct the exploration and development of the Gandhamardan Project.

During 2004 and 2005 the Company focussed on establishing a strong working relationship with OMC, the 50% owner of COMPL. The Company and OMC have discussed the principal terms upon which the exploration and possible development of the Gandhamardan Project, although no written agreement has yet been signed. Also during 2004 and 2005 management held discussions with potential partners to provide financial and technical resources to assist in the exploration and potential development of the Gandhamardan Project. These discussions in 2004 and 2005 took substantially all of the time of the Company's management.

During 2004, COMPL was voluntarily dissolved to make way for a new entity that will facilitate future joint venture agreements with OMC. As at the date of this report, the Company has not established the new entity.

The Company is currently seeking a manager, joint venture partner or purchaser for its hydroelectric power assets, which includes the Pisces Process and BRIMAC. The Company does not intend to install the System at any sites, and does not plan to develop any of its own hydroelectric sites. The System is designed to produce “green”/renewable electricity. A “green” system is one, which generates electricity from non-carbon based fuels, does not adversely impact the flows of rivers or aquatic life and is considered “low impact” on the environment. As of the date hereof, the Company has not constructed, installed or sold any Systems, the Pisces Process (other than its tested prototypes) or BRIMACs and does not generate or distribute electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, the Pisces Process or BRIMACs and the Company has not received any significant expression of interest for the Systems.

B.           Business Overview

The Company’s principle business is focussed on the exploration and development of the Gandhamardan Project located in the State of Orissa in India through CRL. The Company is currently seeking approval from the Government in the State of Orissa to an agreement with OMC as described below relating to the Gandhamardan Project.

Gandhamardan Project

On April 18, 1997, Continental entered into an agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and develop the Gandhamardan Project (the “Joint Venture Agreement”). Continental managed the daily operations of COMPL, the joint venture company.

Under the Joint Venture Agreement, OMC had an option to participate in Continental’s proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration of the deposit. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial for the purchase of CRL in consideration for 33,000,000 common shares. See “History and Development” above for terms of the acquisition of CRL. During 2004, COMPL was voluntarily dissolved at the request of OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of a new agreement submitted to the Orissa Government for approval.

During 2004 CRL met with OMC to discuss terms and conditions for a new joint venture agreement to explore and develop the Gandhamardan Project. Based upon these discussions, CRL’s interests in the mining phase would increase and place 100% of the downstream facilities (alumina plant and aluminium shelter) in favour of CRL. The new proposed joint venture agreement has been approved by CRL and OMC but is awaiting final approval from the Government of Orissa. No assurance can be made that the Government of Orissa will give its approval to the new propose joint venture agreement.

During 2005 CRL set up and staffed an office in Bhubaneswar, Orissa and proceeded with the initial start up of the Gandhamardan Project. Included in the staff in the Bhubaneswar is a geological team that has obtained more than 1400 maps and reports covering the Gandhamardan area and has catalogued them with reference numbers for evaluating the top sites for alumina refinery, power plants, railroad spurs, water pipeline and aluminium smelter.

The Company believes that the most efficient way to potentially develop the Gandhamardan Project is through the establishment of a consortium, as it will allow the members to spread the financial burden for building the aluminium complex. The Company has not yet confirmed specific consortium partners although several parties have expressed interest. There is no assurance that the Company will be able to form a consortium, or what the terms of any consortium formed will be. If the Company is unable to locate suitable partners, the Company will have to seek additional financing to carry out the Gandhamardan Project.

CRL’s Gandhamardan Project is summarized in the following information from a report prepared by E.A. Gallo, P. Geo. entitled “Summary Report Gandhamardan Project Bargarh and Bolangir Districts, State of Orissa, India, dated April 8, 2003” (the “Report”). This Report summarizes exploration on the property by past operations, and was prepared and is disclosed by the Company under Canadian securities regulations. This Report has been filed on SEDAR and can be reviewed in its entirety through the website www.SEDAR.com. E.A. Gallo, a geologist, had worked extensively on the project and had visited the Gandhamardan area and made several trips to India to become knowledgeable on the Gandhamardan area.

No new exploration activity has been conducted since April 8, 2003 on the Gandhamardan area that would alter or change E.A. Gallo’s Report. We believe that Mr. Gallo’s Report fairly represents an overview of the Gandhamardan area currently.

Property Description And Location

The Gandhamardan Project’s bauxite deposit is located at the top of Gandhamardan hill near the town of Duragali, State of Orissa, India. This hill, which has a plateau top, is linearly aligned in a Northeast-Southwest direction. The hill straddles the boundary between Balangir District to the Southeast and Sambalpur District to the Northwest in the west central part of the State of Orissa, in eastern India.

Gandhamardan is bounded by Latitudes 20 degrees and 50 minutes and 20 degrees 55 minutes North, and Longitudes 82 degrees 451 and 82 degrees 54 minutes East. It plots on Survey of India topographic sheet Identification Number NTS 64L/l3. Gandhamardan hill extends in a Northeast-Southwest direction for a length of 9.8 kms. Width ranges from 0.4 to 2.6 kms and averages 0.75 km. The top of the hill is a plateau, with an areal extent of 7.4 square kms. The bauxite zone covers an area of 734 hectares. Due to its large size and lineal alignment, the deposit has been divided into 10 l-km wide blocks, numbered 1 to 10.

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

Gandhamardan hill stands approximately 1,200 meters above sea level and 700 meters above a plain at the base of the hill. The plateau top has a gentle relief of about 50 meters.

Accessibility, Physiography and Infrastructure

The property on which the Gandhamardan Project sits is easily accessed by 4-wheel drive vehicle along a poorly maintained road up the Northwest flank of the hill. This road departs the village of Duragali, at the base of the hill, and winds 4 kms to the top. Duragali is connected by paved road to Paikmal, a town with all modern facilities, including power, water, transportation, communication, food, shelter, supplies, services, and labour. Paikmal is connected by paved roads to the State Capital, Bhubaneswar, about 300 kms to the East, and to port cities along the Bay of Bengal, equidistant to the Southeast.

At the time the exploration work was performed in 1980, the hilltop could also be accessed up the Southeast side. This road currently has 3 wash-outs. After repairs, this road will also be navigable by 4-wheel drive vehicle. The Southeast road is preferable, as it provides a slightly shorter route to the hill top, and access by paved roads southerly to the towns of Lakhna and Nawaspara, 32 and 39 kms distant, respectively. Both these towns lie along the South Eastern Railway line. This rail line was recently constructed by the Indian Government to facilitate the development of bauxite deposits in Orissa State by linking them to the port city of Vishakhapnam on the Bay of Bengal.

The climate in the Gandhamardan area is sub-tropical, with summer temperatures averaging 33 degrees C, and winter temperatures averaging 18 degrees C. Annual rainfall averages 150 cms, most of which falls during the monsoon season, between July and August. The months of January and February experience little or no rain. Previously, the monsoon rains came in 3-year cycles, however, they have failed to come for the past several years, resulting in severe drought conditions.

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

The South sector is also underlain predominantly by Archean rocks. They are comprised of marbles, calc-granulites, carbonatites, gneisses, khondalites, and charnockites. This sector is composed of 4 fault blocks, each with distinct trends. The rocks in 2 of the blocks trend East-West. Trends in the other 2 blocks are Northeast-Southwest, and Northwest-Southeast, respectively. The North Orissa Boundary Fault separates the South sector from the North sector.

The Coastal sector is underlain primarily by quaternary laterite and alluvium. They appear to overlie the eastward extension of the South sector rocks.

The North sector is composed mainly of Archean granites and greenstones. The granites occur as large batholiths, and the greenstones as broad, intervening belts. The greenstones are comprised of mafic volcanics and banded iron formation. This assemblage of granites and greenstones is very similar to that which occurs in the Superior Province in Northwest Ontario. Ultramafic bodies intrude the granites and the volcanics. The western third of the North sector is underlain by Grenville-type metasediments consisting of marble, quartzite, phyllite, and slate.

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

The bauxite is overlain by laterite and the laterite by a thin discontinuous layer of lateritic soil. This soil is rusty-red in colour, granular, and high in silica and iron content. It reaches a thickness of up to several centimetres. The laterite is also rusty-red in colour and high in silica and iron. The weathered surface is irregular, porous, and craggy. The upper portion of the laterite is hard, reflecting a relatively higher silica content than the lower portion. Iron content decreases with depth, while aluminous content increases. The laterite varies in thickness from 0.3 to 12.0 meters, and averages 5.0 meters. The laterite grades downwards into bauxite.

The bauxite layer ranges from 4.3 to 35.0 meters in thickness, and averages 16.6 meters. It varies in colour from pinkish-red to yellowish-brown, buff, or brown. It is medium to fine grained, massive and compact. Vesicular and pisolitic textures may be displayed. Hardness varies from 2.5 to 3.5. Banding and foliation are sometimes evident. The bauxite is composed mainly of the minerals gibbsite and hematite, which together comprise about 95% of the bauxite layer. The remaining 5% is a mixture of several oxide minerals in minor and trace amounts.

The table below shows the mineralogical composition of the bauxite.

CATEGORY	MINERAL	COMPOSITION
Major	Gibbsite	(Al2 O3 . 3H2O) AlO (OH)
	Hematite	Fe2 O3
Minor	Goethite	HfeO2
	Boehmite	A1O (OH)
	Anatase	TiO2
	Quartz	TiO2
Trace	Zircon	ZrSiO4
	Ilmenite	FeTiO3
	Kaolinite	Al4 (SiO10 ) (OH)8
	Lepidocrocite	FeO (OH)	A = Ca, Fe, Mg, or Mn
	Garnet	A3 B2 (SiO4 )3	B = Al, Fe, Ti, or Cr

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

History

The potential for bauxite at Gandhamardan was first recognized in the 1940’s by the Geological Survey of India (“GSI”), which recommended that the area be thoroughly prospected.

In 1948, Orissa Directorate of Mines (“ODM”) sank several pits, which intersected only laterite.

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

The property remained idle until 1997, when Continental Resources Ltd. (“Continental”) and OMC agreed to jointly develop Gandhamardan pursuant to the Joint Venture Agreement. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however the study was never done due to numerous delays. The author of the Report, E.A. Gallo, a Canadian geologist, visited the property at this time, and during one of the visits, collected 6 samples, 2 from Pit GP-2, and 2 from each of 2 scarp sites. These samples were collected in the presence of Mr. Gallo, who transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by the x-ray fluorescence, fused-disc method. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners.

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

Samples were shipped for analyses to ODM’s own laboratory in Bhubaneswar or to MECL’s laboratory in Nagpur. Minor and trace element analyses were conducted at a commercial laboratory in Bangalore operated by Esson and Co. All samples were analysed for Al2O3, SiO2, Fe2O3, TiO2, and LOI. Composite samples were analysed as well for V, Zn, S, P2O5, K2O, Na2O, CaO, adherent moisture, and organic carbon.

Analyses for all these radicals were determined by chemical method, employing the ethylene-diamene-tetra-acetic acid technique (“EDTA”), the industry standard at that time. LOI was determined thermally, by calculating the percentage loss on ignition of the resultant ash compared to the weight of the preheated sample.

Resource Calculations

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “Measured Resources” and “Indicated Resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “Inferred Resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred Resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

The Company has not received any estimates of Mineral Reserves, as that term is understood by the SEC (see Glossary to this Annual Report). The Company has not made an independent resource calculation, and the following estimates can be viewed as historical estimates.

ODM and MECL independently calculated resource estimates, based exclusively on data obtained from the holes drilled at 200-meter intervals. Data obtained from the closer-spaced drill holes were also utilized, but only as a check on the validity of the calculations. Data from the inclined drill holes, and from the pits were similarly utilized for checking purposes.

The resource estimates are in-situ geological resources. No mining constraints were considered. The cut-off grades of +40% Al2O3, and -5% SiO2 used in the calculations were specified by Balco, and weredetermined in anticipation of the bauxite being processed at their plant in Korba. Korba produces alumina.

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

Four categories of resources were established, based on the Russian system, and termed A, B, Cl, and C2. MECL’s 1980 Exploration Report, Volume I states “A Category reserves are considered suitable for mine planning”, and considers them to be 90% accurate. MECL’s Report describes the B Category resources as being “…sufficiently detailed to allow…broad outlining of the future mining activities and development of the deposit”. B Category resources were calculated in areas where technical data were less detailed than in A Category areas, and were deemed to be 70% accurate.

Cl Category resources were estimated for areas where the bauxite was sufficiently explored to provide a “…rough estimation of the nature of mineralization, shape and structure of the ore body…” (ibid). Accuracy of the CI resources is considered to be 50%.

C2 Category resources are estimated for irregular parts of the bauxite zone, where “…insufficient exploration data … do not permit proper evaluation of shape, quality, etc.” (ibid). The resources of Block 10 fall into this category. Here the plateau is irregular in shape, and the bauxite varies in thickness.

B.K. Mohanty in ODM’s Resource Evaluation Report, 1981, states the total calculated tonnage as 207.37 million tonnes (including what would be categorized as inferred resources) with a weighted average grade of 45.75% Al2O3, 2.23% SiO2, 23.23% Fe2O3, 2.58% TiO2, 22.95% LOI. In the same report, S. M. Patnaik tabulates resource estimates for each of the 10 Blocks. His figures are shown in the table below. His calculated total tonnage is 213.43 million tonnes (including what would be categorized as inferred resources) with a weighted average grade of 46.50% Al2O3, and 2.49% SiO2. The three other radicalswere not calculated.

BLOCK NUMBER	LENGTH (KMS)	AVERAGE WIDTH (KMS)	AREA (KMS2 )	AVERAGE COVER THICKNESS (METERS)	AVERAGE BAUXITE THICKNESS (METERS)	RESOURCES (MILLION TONNES)	AVERAGE GRADE
							Al2 O3 (%)	SiO2 (%)
1 2 3 4 5 6 7(1) 8 9 10 Total	0.65 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.20	0.25 0.48 0.98 1.05 1.12 0.67 2.20 0.90 0.78 0.65	0.07 0.48 0.98 1.05 1.12 0.67 1.28 0.82 0.36 0.33	4.00 3.70 5.10 5.85 5.32 4.03 7.23 5.91 5.17 7.63	11.10 18.78 16.20 15.54 17.71 11.72 16.33 20.43 18.75 9.81	1.00 15.46 27.23 24.36 28.85 28.08 44.75 27.65 8.40 7.70 213.48	44.28 45.46 45.85 46.28 46.20 46.43 47.16 47.00 47.05 47.30 46.50	2.90 2.40 2.12 2.17 2.67 2.71 2.58 2.62 2.65 2.81 2.49

(1)	Mining lease currently held by OMC and subject agreement with the Company. The remaining blocks are not currently subject to mining leases.

MECL calculated resources independently, and categorized them according to the Russian system. MECL’s 1980 Exploration Report, Volume I gives their total calculated resource (including what would be categorized as inferred resources) as 201.3 million tonnes averaging 46.40%Al2O3, 2.44% SiO2, and estimates the Fe2O3, TiO2, and LOI contents to be 23.41%, 2.47% and 24.59%, respectively. MECL’s resource estimates by category are shown in the following table:

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This following table uses the terms “Measured Resources” and “Indicated Resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CATEGORY	TONNAGE (MILLION TONNES)	AVERAGE GRADE
		Al2 O3	SiO2	Fe2O2	TiO2	LOI
A (Measured) B (Indicated) Total	27.9 45.8 73.7	46.67 46.85 46.76	2.45 2.61 2.53	23.71 22.96 23.34	2.27 2.50 2.39	24.73 24.51 24.62

Note: e = estimated figure

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This following table uses the term “Inferred Resources”. We advise U. S. investors that while this term is recognized and required by Canadian regulations, the sec does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

CATEGORY	TONNAGE (MILLION TONNES)	AVERAGE GRADE
		Al2 O3 46.18	SiO2 2.38	Fe2O2 23.51e	TiO2 2.51e	LOI 24.59e
C1 + C2 (Inferred)	127.5

Note: e = estimated figure

The three resource calculations mentioned above are in fairly close agreement (207.37 million tonnes, 213.43 million tonnes and 201.30 million tonnes). The total tonnage figures differ by a maximum of only 6%, and the calculated weighted average grades by 1.4% for Al2O3, 9.0% for SiO2, 0.8% for Fe2O3, 1.2% for TiO2, and 6.7%for LOI.

The Company has not made an independent resource calculation and the foregoing estimates can only be viewed by the Company as historical estimates.

Data Verification

In examining the technical reports authored by ODM and MECL, it became apparent to E.A. Gallo, Canadian geologist, the author of the April 2003 Report, that the exploration evaluation programmes were conducted in a thorough, competent manner by knowledgeable, capable persons. The programmes followed a logical sequence of steps, justified by positive results, to determine the nature and extent of the Gandhamardan Project, and its suitability for the production of alumina by the Bayer Process.

Gallo’s discussions with OMC technical staff verified the integrity of the data.

Three site visits by Gallo in 1997-2001 verified the presence of bauxite, the extent of the deposit, the grid that was established, the holes that were drilled, and the pits that were sunk. Six bauxite samples were personally collected by Mr. Gallo, and transported to a Canadian commercial laboratory for analyses. The analytical results for these samples are in general agreement with the results reported by ODM and MECL.

Planned Development

State Government of Orissa exploration agencies have performed exploration work at the Gandhamardan Project to prove the quality and quantity of Al2O3 in place. Reports prepared by independents have presented data that qualifies the deposit as proven. Only a modest amount of confirmatory work is required before the deposit can be brought into production.

Despite the vast data collected from over 600 drill holes measuring a total of 6,685.87 meters, core analysis of 5,178 meters, 135 pit samples and 130 scarp samples, a baseline study (the “Baseline Study”) is still required on the Gandhamardan Bauxite Deposit before mining is commenced. The Baseline Study will constitute the final phase before the mining start-up.

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

Air quality	Dust measurement and assessment

Water quality and measurements	Surface water

Ground Water	Drill wells and obtain data on existing wells
Study streams and possible effects of drainage from mining operations

Possibilities of flash flooding

Soil quality and quantity	Determine if there are any hazards that might be caused by mining

Geo Technical

Including rock and soil stability	Especially around temple sites

Sociological Impact Study

Effects on traditional religious	Effects on lifestyle
Implement an assertive positive campaign
Drill new water wells for locals
Mobile medical unit for locals

Cultural and historical inventory	Social economical impact to ensure the locals their lifestyle won’t be harmed but improve

Noise Pollution	Audio assessment

Forest, Herbs and Plants	Native plant inventory including herbs for medicinal purposes
Endangered plants
Reforestation program
Vegetation – study for possible cash crop

Wildlife	Effects on wildlife habitat
List any endangered species, if any or those at risk

Blasting	Determine if any blasting in certain areas might affect temples and surrounding areas

Contractors will be engaged to follow through with the individual studies. If necessary, bids will be taken where appropriate. The Company plans to seek participants for a consortium to facilitate the building of the mining and aluminium complex upon receipt of the approval of entering into a new agreement with OMC.

CRL is subject to all governmental regulations in India on the development of the bauxite project. The level of regulation by the government of India relating to the bauxite project could have an adverse effect on the Company’s ability to obtain partners or consortium members for the construction of the aluminium complex.

The mining industry is highly competitive with numerous companies seeking to explore and develop resource properties. Many of these companies are larger than us with greater financial resources.

Hydroelectric Assets

The Company is currently reviewing alternative methods to continue development of its hydroelectric assets. However, the Company does not intend to inject any further funding into the development of its hydroelectric assets, as its main focus is the Gandhamardan Project.

The Company plans to seek a buyer for one of the hydroelectric sites in the state of Washington during 2006. This hydroelectric site, project, was approved by the U.S. Federal Energy Regulatory Commission (“FERC”). The Company does not plan to use its own funds to further develop its hydroelectric assets at this time, however, consultants are currently seeking partners to assist the construction of this hydroelectric site or purchase of these sites.

The Pisces Process

The Pisces Process, a patented fish protective water inlet device, is a mechanical system designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of the Pisces Process was conducted in the spring of 2000 at a laboratory in North Vancouver, British Columbia, Canada. Initial results show that the Pisces Process works in the manner for which it was designed. The Company has not conducted any further tests and does not intend to on the Pisces Process.

Patents and License

Rodney Smith, a former director and officer of the Company, and Colin Hall transferred all their right, title and interest in the Pisces Process and its derivatives to Balaton Power Corporation S.A. (“BSA”), a former controlling shareholder of the Company. BSA has achieved “patent pending” status on March 18, 1999 of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of the “Pisces Process.” On November 4, 2003 BSA was issued its Patent for the Pisces Process moving from a “patent pending” status.

BSA entered into a licensing agreement with the Company on July 31, 2000, whereby the Company has the right to manufacture and sell the System, the Pisces Process and BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. See Item 10.C “Material Contracts” for a description of the terms of this license.

While the Company holds a patent on the Pisces Process, the Company is not dependent on this process for the Company to become a viable entity. The Company will however keep the patent fees paid and keep the patent current for potential development at a later date or potential sale.

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

Gandhamardan Project

For a description of this property, see Item 4.B “Business Overview, Gandhamardan Project.”

ITEM 4A.       Unresolved Staff Comments

Not Applicable

Item 5.           Operating and Financial Review and Prospects

The following discussion should be read together with the Company’s financial statements for the three years ended December 31, 2005 included elsewhere in this document and with the section entitled “Risk Factors” in Item 3 of this document. The financial statements have been prepared in Canadian GAAP, however, Note 15 of the annual financial statements to included herein provides a reconciliation to U.S. GAAP.

The Company’s audited financial statements for the fiscal year ended December 31, 2004 have been restated to make certain adjustments as disclosed in Note 16 of the annual financial statements included herein pursuant to comments from the SEC.

General Discussion

The Company is in the start-up stage and has initiated limited operations. Prior to the acquisition of CRL in October 2002 (the “Acquisition”), the Company was in the business of constructing, installing and selling “low impact” run-of-the-river hydroelectric power production systems (the “System”) which incorporated a patent pending fish protective water inlet device (the “Pisces Process”). Following the Acquisition of CRL in October 2002, the Company changed its focus to the exploration and development of the Gandhamardan Project. The Company is currently seeking approval from the Government in the State of Orissa to an agreement with OMC relating to the Gandhamardan project.

During the year ended December 31, 2005, the Company continued to work on the Gandhamardan Project through its wholly owned subsidiary CRL. Although the Pisces Process remains an asset the Company plans to seek out the market potential for the Pisces Process after arrangements for the OMC and CRL agreement on the Gandhamardan Project have been consummated. Due to the limited market potential for the Pisces Process, the Company wrote down the value of the Pisces Process during its audit of the year ended December 31, 2002. The Company is also pursuing the sale of the last remaining hydroelectric site. See “Information on the Company” for more detailed information regarding the Company and its business.

The Company’s subsidiary, CRL, plans to form a consortium or enter into a joint venture with a major aluminium company to develop the Gandhamardan Bauxite following the approval by the Government of Orissa of the agreement between OMC and CRL. There is no assurance that the Government of Orissa will approve the agreement between OMC and CRL and if it is approved would be on the same terms and conditions mutually accepted by both OMC and CRL. Plans for the bauxite project would include mining, alumina plant and aluminium smelter and auxiliary plants (power plants etc.). During fiscal years 2004 and 2005 several interested parties entered into discussions for possible participation in the consortium, which continued into 2006. Four trips were made by CRL to India to meet with OMC to discuss terms and conditions for a new joint venture agreement to develop the Gandhamardan Project in 2004 and 2005.

Based upon these discussions, CRL’s interest in the mining phase would place 100% of the downstream facilities (alumina plant and aluminium smelter) in favour of CRL.

A.           Operating Results

No revenues were reported in 2003, 2004 or 2005 from its operations. No revenues are anticipated in 2006 other than from the potential for the opportunity of CRL to promote interests in the Gandhamardan Project. The Company ceased promoting the Pisces Process in October 2002 and has since devoted over 95% of its focus on its subsidiary, CRL’s bauxite deposit in India and the remaining percentage of time to the hydro electric project held by its subsidiary Snoqualmie River Hydro Inc.

The financial statements accompanying this Form 20-F are consolidated with its wholly owned subsidiary, CRL for the years 2005, 2004 and 2003. During the 2004 fiscal year the Company wrote off $1,145,163 and related liabilities of investment in the joint-venture company, COMPL, which was voluntarily dissolved. It is planned that CRL will incorporate another entity to enter into a new agreement with OMC. As of the date of this Form 20-F, the new agreement has yet to be finalized. The Company anticipates that CRL will enter into a new agreement with OMC during the third or fourth quarter of 2006 with the approval of the State Government of Orissa. The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2005. The Company does not take any steps to hedge against currency fluctuations. In addition the Company does not anticipate the impact of inflation to be material to the Company in its efforts to attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

The Company relies heavily on the cooperation of the State Government of Orissa, OMC and other governmental agencies in the finalization of joint venture relationships and the issuance of permits and licenses for the development of the Gandhamardan Project. The political climate in India with respect to the development of resources is currently positive. Orissa, a state in the eastern part of India, is a resource rich state that has had negotiations with several entities including CRL for the development of resources including bauxite.

During 2005, the Company’s main expenses were general and administrative in the amount of $914,749 compared to $1,239,605 in 2004 and $195,286 for 2003. The increase in expenditures from 2003 to 2004 was related to expanded start up costs in India on CRL’s bauxite project and general corporate expenses regarding debt settlement for legal, accounting and consulting fees incurred. Expenditures were lower in 2005 because of the amount of initial expenditures paid in 2004. The 2005 expenditures included trips to India and starting up an office and staffing it in Bhubaneswar to facilitate the project. In addition the Company incurred significant legal fees in both 2004 and 2005 relating corporate filings, debt settlements and outstanding legal matters against the Company one of which was a lawsuit by a past officer of the Company. The largest debt settlement in 2004 was in the amount of $400,725 with respect to services rendered for the Gandhamardan Project. Such debt was settled through the issuance of 1,602,900 units, each unit consisting of one common share and one common share purchase warrant in the capital of the Company at a price of $0.40 per share exercisable until July 13, 2006. Subsequently, the Company recovered 362,100 of these units as they were issued in error. See Note 16 of the financial statements included in this annual report for more information.

In 2005 the Company settled two major legal issues. The first was the settlement of a $163,436 loan with RoyCap for $100,000 in cash paid out over a year and the issuance of 100,000 shares of the Company’s common stock. As of year end (December 31, 2005) the Company had paid $50,000 toward this settlement. Note 7 of the financial statements provide additional detail to this transaction.

The second major settlement was with past president Ron Brown for his lawsuit for wrongful termination. This settlement was $100,000 in cash paid in two equal instalments and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of raw materials from the bauxite project in India. Additional information regarding this settlement is provided in note 14 of the financial statements.

Consulting fees lowered dramatically from 2004 ($245,882) to 2005 ($63,000) and 2003 ($34,980). The use of consultants in 2004 in India in relation to the Gandhamardan Project was the reason these fees were higher. In 2005 the consulting fees were more in line with the amount incurred in 2003 and both were primarily related to public relations and administrative activities for the Company. Professional legal and accounting fees also decreased from $207,376 for 2004 to $171,738 in 2005. This decrease was primarily related to the settlement of legal and accounting fees in arrears in 2004. Professional fees in 2003 were lower as this was the first year of operations following the acquisition of CRL when the day-to-day operations was not as much.

The Company in 2004 had write-down a $481,724 note receivable to $126,176 from Perial Ltd. This $355,548 reduction in the note receivable is a result of a settlement where the Company has received a 6.25% working interest in a producing oil well. For further information see Notes 4 and 5 of the financial statements included in this annual report.

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on the project in India by way of debt settlements or private placement of its common stock. Significant funding will be required for the exploration and development of CRL’s bauxite project for which it is planned to resolve through a joint venture or the sale of interest to members that would join CRL’s consortium. Currently the Company does not have the necessary funds to carry the corporate operations expenditures for the next twelve months. The Company has warrants and options outstanding from previous private placements that could be exercised adding additional working capital to the Company. Unless CRL is successful in forming a consortium or entering into a joint venture arrangement for the exploration and development of the Gandhamardan Project, the Company will be required to assist CRL in raising approximately $2 million in working capital for the bauxite project in India. However, no assurance can be given that it will be able to raise such funds.

The Company intends to hire employees on an as needed basis. At present, the Company does not expect to hire any employees as it intends to utilize consultants to facilitate any work required on its projects, primarily the Gandhamardan Project.

B.           Liquidity and Capital Resources

As of December 31, 2005 the Company had adequate cash to maintain normal operations for the next year exclusive of exploration and development expenses relating to the Gandhamardan Project. The Company had current assets of $401,288 of which $332,240 is cash on December 31, 2005 and working capital of $64,390. The decrease in the Company’s cash position from December 31, 2004, is due to the utilizing of the funds raised during 2004 from the warrants exercised for the Company’s subsidiary CRL’s operations in India as well as the daily administrative operations. Total assets of the Company as of December 31, 2004 totalled $733,976 compared to $602,464 on December 31, 2005. The $131,512 decrease in total assets from 2004 to 2005 is due to a reduction in cash of $108,692 when comparing these two years plus lower amounts due from loans receivables in 2005. The Company is of the opinion as of July 31, 2006 that it will be necessary to raise additional working capital through the sale of its common stock to fund the Company’s operations. No assurance is given that the Company will be able to raise additional working capital especially on terms acceptable to the Company.

During the 2004 fiscal year the Company raised a total of $430,000 through private placements of the Company’s common stock. Specifically, on March 30, 2004, the Company closed a private placement of 1,000,000 units at $0.25 per unit raising a total of $250,000. Each unit consisted of one common share and one common share purchase warrant exercisable for 18 months from the date of issuance at $0.40 per share. On August 31, 2004, the Company closed a private placement of 600,000 units at $0.30 per Unit raising a total of $180,000. Again, each unit consisted of one common share and one common share purchase warrant exercisable for a period of two years from the date of issuance at $0.40 per share.

During the 2005 fiscal year the Company raised a total of $240,000 through private placements of 750,000 units of the Company’s common stock and is reported as $189,990 in note 9 of the financial statements with the difference being that portion allocated to paid in capital. Each unit consisted of one common share and one common share purchase warrant exercisable until September 9, 2007 at $0.44 per share. The Company also settled debt of $269,824 during the 2005 fiscal year through the issuance of 479,857 common shares of the Company’s stock and is reported as $254,889 in note 9 of the financial statements with the difference being that portion allocated to paid in capital. In addition to the private placement and the debt settlements the Company also took in during the 2005 fiscal year $400,000 from warrants exercised to purchase 1,000,000 common shares.

As at December 31, 2004, the Company had an accumulated deficit of $4,972,337 compared to $6,121,824 on December 31, 2005. This increase in deficit is due directly to the increased expenditures related to the Gandhamardan Project, which resulted in losses totalling $1,149,487 in 2005.

During the year the Company reduced its liabilities through debt settlements. On December 31, 2004, the Company’s liabilities were $488,618 compared to $1,700,817 on December 31, 2003. During the fiscal year ended December 31, 2005 the Company entered into a settlement agreement with RoyCap Inc. to further reduce its debt by $179,779 plus other debt settlements for legal services totalling $75,110. The RoyCap debt was incurred in February 2002 from loans that was to be paid by the Company through the issuance of shares that failed because of the price of the Company’s stock.

In October 2002 the Company exchanged an interest in an oil and gas well located in Pawnee County, Kansas for a promissory note from Perial Ltd for $481,724. The terms of the note were to be paid from revenues generated from the gas production from the well however, this productive formation had a H2S problem that resulted in the well not being economic. The Company agreed to accept a 6.25% interest in another formation that produces oil and could generate revenues. See note 5 of the financial statements for further information.

During the 2004 fiscal year the Company purchased 500,000 common shares of stock in a private corporation known as Cumberland Continental Corp. a company that has invested in the software industry. Cumberland has plans to go public which will create liquidity for the investment made by the Company.

The Company’s principal commitment is CRL’s obligations to OMC on the Gandhamardan Project. CRL expects that a consortium will be formed, which will help shelter CRL from the majority of potential feasibility study expenditures; interested third parties have approached CRL to conduct a feasibility study. Further, if a working relationship is established between CRL and a major aluminium company, the Company’s liquidity with respect to the Gandhamardan Project will improve significantly. However, if the Company is unable to form a consortium to complete the feasibility study and, if warranted, to further explore and develop the project, the Company will have to seek additional financing which would strain the Company’s financial resources.

Critical Accounting Policies

The following sets forth the Company’s most significant accounting policies. Note 2 of the Company’s financial statements included herein sets out the Company’s other significant accounting policies.

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

Stock Based Compensation

Effective January 1, 2004, the Company adopted Financial Accounting Standard Board (FASB) Statement No. 123(R). This pronouncement requires all share-based payments be recognized in the income statement based on their fair values. The Company has employed the “modified prospective” method for accounting for these share-based payments. This method entails recognizing the fair value of share-based payments after the effective date (January 1, 2004) with no restatement for prior transactions of this nature.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Foreign Exchange

Although the functional currency of the Company is the Canadian dollar, the financial statements use the US dollar as the unit of measurement. Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Other balance sheet items denominated in foreign currencies are translated at the rates of exchange in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Translation gains and losses are included in income.

C.           Research and Development, Patents and Licenses

The Company has a license to one patent, Pisces Process, a fish protective water inlet device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Currently the Company is not actively pursuing this sector of business as its current focus has been shifted to the development and promotion of CRL’s Gandhamardan Project. The Company plans to seek ways to promote the Pisces Process at a later time.

D.           Trend Information

The Company subsidiary, CRL, continues to have capital requirements in excess of its current resources. As CRL continues to develop the Gandhamardan Project, it will continue to have increased expenses and corresponding losses. Currently and for the foreseeable future, the Company’s only source of working capital is from the sale of its securities.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/U.S. dollar exchange rate has been improving in favour of the Canadian dollar. The current exchange rate is $1.12 Canadian dollars for each U.S. dollar. The Company does not take any steps to hedge against currency fluctuations. There is currently no concern about the effects of the Indian Rupee on the Company’s subsidiary’s operations or plans for operations in India.

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

F.           Tabular Disclosure of Contractual Obligations

		Payments due by period
		Less Than	One to	Three to	More than
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years
Related Party Loans	81,124		81,124	Nil	Nil

This loan is to SJT Company LLC, a shareholder of the Company.

G.           Safe Harbour

The safe harbour provided in Section 27A of the Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Michael Rosa, Director, President and Chief Executive Officer

Michael Rosa, age 72, who resides in Surrey, British Columbia, Canada, has served as director of the Company since January 31, 2003. Mr. Rosa is an experienced corporate director and has been involved in natural resource projects and other entrepreneurial activities. Mr. Rosa drilled 17 oil wells in Texas and has been involved in two gold projects one in Oregon and the other in British Columbia. His resource experience is beneficial in assisting the Company in the development of the Gandhamardan Project and also in evaluating other resource projects that may be presented to the Company. Mr. Rosa is not an officer or director of any other company.

Robert Wyllie, Director and Chief Financial Officer

Robert Wyllie, age 43, who resides in Mississauga, Ontario, Canada, has served as a director of the Company since January 31, 2003 and as Chief Financial Officer since November 21, 2003. From August, 1990 to April 1999, Mr. Wyllie was Technical Co-ordinator at Ciba Specialty Chemicals (formerly Allied Colloids Canada Inc.). From September 1999 to April 2003, Mr. Wyllie held the position of Installation Technician at DealerVoice Marketing Technologies Inc. Mr. Wyllie is currently a Professional Foreign Exchange Contracts Trader. Mr. Wyllie also serves as a director of Perial, a major shareholder of the Company.

David C. Wynn, Director

David C. Wynn, age 39, who resides in Chantilly, Virginia, U.S.A., was elected as a director of the Company on June 25, 2004, at the Company’s shareholder meeting. From December 1989 to October 1996, Mr. Wynn worked for First Virginia Mortgage Company, the first four years as an Insurance Specialist, one year as a Real Estate Tax Specialist and the last two years as an Investor Accountant. From October 1996 to March 1999, Mr. Wynn worked for Washington Mortgage Financial Group, first as an Escrow Clerk and then a Local Area Network Administrator. From March 1999 to May 2005, Mr. Wynn was Senior Computer Analyst at the Lockheed Martin Corporation in the Lockheed Martin Simulation Division. Mr. Wynn is currently Systems Administrator at Value Options Inc.

Nicole Bouthillier, Director

Ms. Nicole Bouthillier, age 56, has been an independent business consultant in Montreal since 2001. Prior to starting her own consulting business she worked for Scotia McLeod as an Investment Executive starting with them in 1987. Ms. Bouthillier became a director on November 22, 2005 following the death of Mr. Richard Burdett. She will serve the remainder of his one term.

Karen Evans, Secretary

Ms. Karen Evans, age 64, is the Secretary of the Company. She replaced Lois Zelenka on January 15, 2005 following Ms. Zelenka’s retirement. Ms. Evans has over 20 years experience in management capacity in operating retail establishments. Currently she is CEO of Titan Employment Services a position she has retained for the past five years.

B. Compensation

The Company has no standard arrangement pursuant to which directors and officers are compensated by the Company for their services in their capacity as directors and/or officers other than the unissued treasury shares reserved for the grant of directors’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors and/or officers during the Company’s financial year ended December 31, 2005. The Company intends to form a compensation committee when working capital is sufficient to carry on the Company’s operations to consider compensation to management, officers and directors.

The shareholders approved at the Annual General Meeting in June 2004 the issuance of options to the Company’s officers and directors to purchase 1,300,000 shares at $0.40 expiring on June 25, 2009 and also approved at the Annual General Meeting in August 2005 the issuance of options to the Company’s officers and directors to purchase 400,000 shares at $0.40 expiring on August 22, 2008.

Summary Compensation Table

During the Company’s financial year ended December 31, 2005, the aggregate direct remuneration paid or payable to the Company’s directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was nil. The compensation paid to the Company’s directors and officers during the most recently completed financial year is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Michael Rosa(1) President and Chief Executive Officer	2005 2005	Nil Nil	Nil Nil	Nil Nil	400,000[2] 400,000[2]	Nil Nil	Nil Nil	Nil Nil
Richard Burdett[3] Past President and Chief Executive Officer

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Robert Wyllie Chief Financial Officer	2005	Nil	Nil	Nil	400,000[2]	Nil	Nil	Nil
Nicole Bouthillier Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Wynn Director	2005	Nil	Nil	Nil	400,000[2]	Nil	Nil	Nil
Karen Evans[4] Secretary	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Mr. Rosa was appointed President and Chief Executive Officer on November 22, 2005 following the death of Mr. Richard Burdett. Subsequent to the end of the fiscal year Mr. Rosa received $2,000 per month as compensation.

(2)

These stock options have an exercise price of $0.40 per share. On June 25, 2009 each of the above directors will have 300,000 option expire and on August 22, 2008 each director will have 100,000 of the options outstanding issued to them expire.

(3)	Mr. Richard Burdett passed away on October 27, 2005. His options expire one year from the date of his death.

(4)	Karen Evans was appointed as Secretary in January 2005 following the retirement of Lois Zelenka.

No stock options were exercised during 2005. See “Share Ownership” below for more information on our outstanding stock options.

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

C.           Board Practices

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Mr. Rosa and Mr. Wyllie have both served as directors of the Company since January 31, 2003. Mr. Wynn joined the Company’s Board of Directors on June 25, 2004. Ms. Nicole Bouthillier joined the Company’s Board of Directors on November 22, 2005 subsequent to the death of Mr. Burdett, who was a director and officer since February 1, 2003. The Company’s officers are elected by the Board of Directors after each annual meeting of the Company’s shareholders and hold office until their death, or until they resign or have been removed from office. The Company has an audit committee on which Nicole Bouthillier and David C. Wynn are members. The Company currently does not have a compensation or executive committee. There are no director service contracts that provide for benefits upon termination.

D.           Employees

The Company has no employees other than its officers and directors. The Company has three directors/officers involved in management and administration of the Company, Mr. Michael Rosa, Robert Wyllie and Karen Evans. These employees are not compensated for their services, and will not be compensated until the Company obtains funding for the development of the Gandhamardan Project.

E.           Share Ownership

Common Shares

Security Holdings of Directors and Officers (as at July 30, 2006)

Name of Insider	Shares owned or beneficially controlled(1)	Percentage of 76,358,117 outstanding common shares
Michael Rosa	50,000	less than 0.1%
Robert Wyllie	50,000	Nil
David C. Wynn	120,000	less than 0.1%
Nicole Bouthillier	Nil	Nil
Karen Evans	Nil	Nil
TOTAL:	220,000	Less than .2%

(1)	Numbers do not include shares held through options.

(2)	Shares owned by officers and directors do not hold any different voting rights.

Options:

On May 15, 2006 the Company had stock options expire for a total of 2,500,000 shares. Previous officers and directors of the Company held these stock options. These stock options were initially scheduled to expire on September 30, 2005. However, these stock options were extended twice -- first until December 31, 2005 and then again until May 15, 2006 at which time they expired.

The following chart details all outstanding options as at June 29, 2006 for the stock options granted in 2004 and 2005.

Under the 2004 Share Option Plan
Name of Officer/Director	Amount of Securities	Exercise Price	Expiration Date For Options	Percentage of Options Issued
Richard F. Burdett – former Office & Director	300,000	US$0.40	October 27, 2006	17.65
Michael Rosa	300,000	US$0.40	June 25, 2009	17.65
David C. Wynn	300,000	US$0.40	June 25, 2009	17.65
Robert Wyllie	300,000	US$0.40	June 25, 2009	17.65
Lois Zelenka	100,000	US$0.40	June 25, 2009	5.88

Under the 2005 Share Option Plan
Name of Officer/Director	Amount of Securities	Exercise Price	Expiration Date For Options	Percentage of Options Issued
Richard F. Burdett – former Officer & Director	100,000	US$0.40	October 27, 2006	5.88
Michael Rosa	100,000	US$0.40	August 22, 2008	5.88
David C. Wynn	100,000	US$0.40	August 22, 2008	5.88
Robert Wyllie	100,000	US$0.40	August 22, 2008	5.88
Total	1,700,000	-	-	100.00

Stock Option Plans and Long-Term Incentive Plan Awards

The Company has not in the past adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company’s officers and directors other than as described herein. However, the Company has granted incentive stock options on an individual basis to provide compensation for performance.

No share options were granted to the directors and officers during the financial year December 31, 2003 and no share options were exercised by the directors and officers during the financial year ended December 31, 2003. The value of the unexercised in-the-money options of the directors and officers at December 31, 2003 was nil.

2004 Stock Option Plan

At the 2004 annual meeting of the Company the shareholders approved for the Company to adopt a stock option plan (the “Plan”) in order to attract and retain employees and consultants and to provide additional incentive for directors, officers, employees and consultants, upon whose efforts and judgment the success of the Company is largely dependent, in order to grant either non-qualified stock options (“NQSO Options”) or incentive stock options (“ISO Options”) under the features provided for by the Code. Both NQSO Options and ISO Options (together, the “Options”) are available for grant under the Plan.

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

Under the provisions of the Plan, it is intended that the ISO Options granted there under will qualify as options granted pursuant to Section 422 of the Code, which will provide certain favourable tax consequences to participants who are granted and elect to exercise such Options. The Committee may grant either NQSO Options or ISO Options for such number of shares to eligible participants as the Committee from time to time shall determine and designate. Common shares involved in the unexercised portion of any terminated or expired Option may again be subjected to Options. The Committee is vested with discretion in determining the terms, restrictions and conditions of each Option. The option price of the common shares to be issued under the Plan will be determined by the Committee, provided that such price may not be less than 85% of the fair market value of the shares on the day prior to the date of grant for NQSO Options and 100% for the fair market value for ISO Options. Furthermore, if the participant owns greater than 10% of the total combined voting power of all classes of capital stock of the Company, the exercise price of ISO Options may not be less than 110% of the fair market value of the common shares on the day prior to the date of the grant. The fair market value of a share of the Company's common shares will initially be determined by averaging the closing high bid and low asked quotations for such share on the date of grant in the over-the-counter market (NASD Electronic Bulletin Board).

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

  cash or check for an amount equal to the aggregate stock option exercise price for the number of shares being purchased;

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

Stock Subject To The Plan

The total number of common shares allotted and reserved for issuance under the Plan is 3,000,000 common shares, equivalent to approximately 4.39% of the issued and outstanding share capital of the Company, as at June 30, 2004. On June 30, 2006 the 3,000,000 common shares allocated for the Stock Option Plan represented 3.90% of the issued and outstanding shares. Such common shares will be reserved for Options to be granted at the discretion of the Committee. Options to purchase an aggregate of 1,700,000 common shares have been granted under the Plan and are outstanding as of June 30, 2006.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Company is controlled by Perial Ltd. by virtue of its beneficial ownership of 25,000,000 common shares or 32.88% of all issued and outstanding shares as at June 29, 2006. There are currently no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. As at June 29, 2006, the total number of common shares held by US residents is 20,193,746 or 26.5%, held by 142 shareholders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company’s common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class	Increase/Decrease in percentage held over 2002
Perial Ltd. 191 Eglinton Avenue East Suite 302 Toronto, Ontario Canada M4P 1K1	25,000,000	Shareholder	32.88%	5.6% Decrease

On October 31, 2002, CRL sold its oil and gas properties to Perial to facilitate the reorganization of CRL and the Company. Perial acquired from its then wholly owned subsidiary, CRL, all of the oil and gas interests held by CRL in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

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

A shareholder of the Company, SJT Company, LLC. made loans to the Company to meet its day-to-day working capital requirements during 2003 and 2004. The amounts loaned bear interest at 6.5% per annum and are repayable on December 31, 2007. As at July 31, 2006, approximately $81,124 was owed by the Company.

On December 31, 2005 the Company entered into a settlement agreement with Perial Ltd, a major shareholder of the Company, for a note receivable tied to gas production from a well in Pawnee County, Kansas. The gas well became non-commercial and it was agreed to convert the note receivable to an interest in a producing oil well. The interest in the oil well is 6.25%, which caused a reduction in the value of the receivable of $355,548. For further information see notes 4 and 5 of the financial statements.

On July 31, 2000, BSA purchased 12,500,000 shares of the Company for a price of $.001 per share and subsequently issued a license to the Company to manufacture and sell the System, the Pisces Process and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. As further consideration, the Company is obligated to make a payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000. During January 2003 he parties amended the agreement to reduce the royalty to 2% and eliminated all further obligations of the Company. The Company issued 500,000 common shares to BSA in consideration for this amendment

There are no additional interests of management in transactions involving the Company except for those stated in the Notes to the Financial Statements.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements” and Item 3.A “Selected Financial Data” of this document.

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

In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year, 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year (or a total of 15% of the total outstanding shares of the Company after three years). The term of the agreement was from June 30, 2000 to May 31, 2003. The Company had the right to terminate the agreement for just cause or for any act or omission that was a breach under the agreement that was not remedied within thirty days. It was also a term of the agreement that Mr. Brown could be terminated for cause. On February 12, 2001, Mr. Brown was terminated for cause. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract was in full force and effect. On September 1, 2005 the Company entered into a Settlement Agreement with Mr. Brown, under which the Company agreed to pay Mr. Brown $100,000 in cash consideration and a sum or sums equal to .5% (one half of one percent) of any payment, proceeds or other consideration directly or indirectly received by Balaton or any of its subsidiaries or affiliates relating to the sale or production from the Gandhamardan Project. The .5% of the proceeds continues until Mr. Brown receives $5,000,000 in total consideration in addition to the $100,000 in cash. The Company paid Mr. Brown the $100,000 in two equal payments with the first payment of $50,000 in October 2005 and the second payment of $50,000 in May 2006.

On March 29, 2004, an action was brought by Roderick Christie against the Company in the Supreme Court of British Columbia. The Statement of Claim alleges that Christie acquired 260,000 shares of the Company from Balaton Power Corporation S.A. and that the Company has an obligation to transfer these shares to Mr. Christie but has refused to do so. Mr. Christie seeks $260,000 in damages or 260,000 common shares in the Company plus that amount of Canadian currency that is equal to the difference between the price at which the shares are trading at the time of delivery and $1.00. The Company has filed a Statement of Defence and brought on a court application to have Mr. Christie's claim struck or security for costs posted in court, and Mr. Christine has filed a cross application for judgment. As at the date of this annual report, neither applications have proceeded.

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B.           Significant Changes

Not Applicable.

ITEM 9.           THE OFFER AND LISTING

A.           Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company’s common stock were as follows in U.S. Dollars:

	2005	2004	2003	2002	2001

High (U.S. $)	$0.80	$1.00	$0.17	$0.95	$1.25

Low (U.S. $)	$0.35	$0.16	$0.06	$0.02	$0.50

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows

	2005				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

High (U.S. $)	$0.80	$0.63	$0.58	$0.47	$0.84	$1.00	$0.60	$0.82

Low (U.S. $)	$0.48	$0.40	$0.36	$0.35	$0.16	$0.31	$0.31	$0.41

For the most recent six months, the high and low market prices for each month for the Company’s common stock were as follows:

	June 06	May 06	Apr 06	Mar 06	Feb 06	Jan 06

High (U.S. $)	$0.31	$0.40	$0.39	$0.40	$0.41	$0.39

Low (U.S. $)	$0.22	$0.27	$0.31	$0.27	$0.30	$0.31

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

B.           Memorandum and Articles of Association

Information regarding the Company’s Memorandum and Articles of Association is set out in the Company’s Annual Report on Form 20-F filed July 15, 2002 and is incorporated herein by reference and is hereby confirmed that this information has not changed since the filing on July 15, 2002.

C.           Material Contracts

Joint Venture Agreement dated April 18, 1997

On April 18, 1997, Continental entered the Joint Venture Agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and exploit the Gandhamardan Bauxite Deposit. Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental’s proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration. Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. During 2004, COMPL was voluntarily dissolved at the request of OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the new terms and conditions of the new agreement being submitted to the Orissa Government for approval between OMC and CRL. As of July 30, 2006 the approval for the new agreement between OMC and CRL has not been received from the Orissa Government.

License Agreement with Balaton Power Corporation, S.A. dated July 31, 2000

On July 31, 2000, BSA entered into a Licence Agreement with Rodney Smith, a former director and officer of the Company, and Colin Hall, whereby Mr. Smith and Mr. Hall transferred all their right, title and interest in the Pisces Process design and its derivatives to BSA. During 2003 BSA achieved “patent pending” status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of the “Pisces Process.” The Pisces Process is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of the Pisces Process was conducted in the spring of 2000 at the Northwest Hydraulic Consultants’ laboratory in North Vancouver, British Columbia, Canada.

Licensing Agreement dated January 29, 2001

BSA entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces Process and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000. In January 2004 the parties agreed to reduce the royalty to 2%, and waive all further obligations of the Company, in consideration for 500,000 common shares of the Company. These shares were issued during the first quarter of 2003.

Stock Exchange Agreement dated September 30, 2002

On September 3, 2002 the Company entered into an agreement to acquire 100% of CRL from Perial in consideration for 33,000,000 common shares of the Company. 25,000,000 of these shares were issued to Perial and 8,000,000 were issued as a finder’s fee. The transaction was completed on October 31, 2002 and resulted in the change of control of the Company and the focus of the Company’s business on the Gandhamardan Project. See “Information on the Company” for a description of this transaction.

Loan Agreement dated February 11, 2002

On February 11, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. with RoyCap Inc. (the “Lender”). Under the terms of the agreement, the Lender was to make four consecutive loans to the Company, each loan in the amount of $125,000 (the “Loans”). Each Loan was evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each Loan had conversion privileges whereby the Lender could convert each of the Loans or any portion thereof outstanding, including interest, into “Units”. Each Unit consisted of one common share of the Company and one share purchase warrant entitling the Lender to purchase from the Company one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004. Out of the four loans to be made to the Company only a total of $163,436 was advanced to the Company. On May 4, 2005, pursuant to a settlement agreement with RoyCap Inc., the Company settled the Loans for $100,000 and the issuance of 100,000 common shares in the capital of the Company.

D.           Exchange Controls

The Company is a corporation incorporated under the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Company’s common shares. The disclosure herein is general only, it is not a substitute for independent advice from an investor’s own advisor and does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Company’s common shares of the Company by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount which for 2006 exceeds $265 million.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Corporation, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and is entitled to the benefits of the Treaty. A holder meeting all of the foregoing requirements is referred to in this summary as a "U.S. Holder", and this summary only addresses such U.S. Holders. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations there under, the Treaty, all proposed amendments to the Tax Act and the regulations publicly announced by the Minister of Finance to the date hereof, and the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, judicial interpretation or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal, state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that U.S. Holder is subject to taxation, and generally according to that holder's particular circumstances.

Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All holders or prospective holders should consult with their own tax and legal advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or credited, or deemed to be paid or credited to a U.S. Holder by the Corporation will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Corporation's voting shares). The Corporation will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government.

Disposition

A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless the U.S. Holder is entitled to relief under the Treaty. For this purpose, the U.S. Holder's capital gain (or loss) from a disposition or deemed disposition of a Common Share is the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the U.S. Holder's adjusted cost base of the Common Share for purposes of the Tax Act and any reasonable expenses of disposition. Absent Treaty relief, one-half of any capital gain so realized is included in computing the U.S. Holder's income for purposes of the Tax Act.

A U.S. Holder may generally qualify for relief under the Treaty in respect of such tax on such capital gain if and provided that the value of shares of the Corporation is not derived principally from real property situated in Canada at the relevant time. Management believes that the value of the Corporation's common shares is not currently derived principally from real property situated in Canada.

A U.S. Holder wishing to claim any such applicable Treaty relief should consult with the U.S. Holder's own tax advisors regarding the procedure for claiming the relief in a relevant Canadian tax return reporting the disposition or deemed disposition. In addition, notwithstanding any potentially applicable Treaty relief, a disposition or deemed disposition of Common Shares is subject to certain tax clearance certificate and withholding procedures that should also be discussed with the U.S. Holder's own tax advisors in advance of a disposition.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i)generally treats any gain realized on the disposition of his the Company common shares as capital gain; and (ii)may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If an QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Balaton common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by the Company.

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

However, if the market-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A)the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B)the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Company are marketable for these purposes or whether the election will be available.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not Applicable.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company, 19 East Fourth Avenue, Hutchinson, Kansas 67501 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. or at www.sec.gov.

I.           Subsidiary Information

Not applicable.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not subject to any material market risks at this time.

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

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.           CONTROLS AND PROCEDURES

Based on an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2005 our chief executive officer and our chief financial officer concluded that the Company’s disclosure controls and procedures did not operate effectively in timely alerting management to material information relating to us required to be included in our SEC filings.

The Company has identified a material weakness in its disclosure controls and procedures and internal control over financial reporting relating to internal processes in timely responding to securities regulators. In July 2005 the Company received a comment letter from the SEC regarding the Company’s 2004 Form 20F filing including the accompanying audited financial statements. Before the 2005 audit could be completed the 2004 audit had to be restated, which has taken a substantial amount of time causing the filing of the 2005 Form 20F to be not filed timely. The revisions to the Company’s financial statements are described in Note 16 to the financial statements included herein. In addition an amended 2004 Form 20F will be filed following the filing of this 2005 Form 20F.

The company is reviewing its disclosure controls and procedures and its internal controls over financial reporting due to this material weakness and plans to institute additional disclosure controls and procedures and internal controls over financial reporting to remedy this material weakness.

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.           Audit Fees

The aggregate fees billed by the auditors to the Company were US$60,000 and US$20,000 for the fiscal years ended 2005 and 2004, respectively. These fees relate to only to the audit of the Company’s financial statements and are separate from any accounting, bookkeeping or tax preparation fees incurred by the Company.

B.           Audit-Related Fees

Nil

C.           Tax Fees

Nil

D.           All Other Fees

Nil

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.           FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s audited financial statements for the years ended December 31, 2005 and 2004, including the following:

1.	Independent Auditors’ Report of Danziger and Hochman dated June 23, 2006.

2.	Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004.

3.	Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003.

4.	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

5.	Notes to the Consolidated Financial Statements.

ITEM 18.           FINANCIAL STATEMENTS

Not applicable.

ITEM 19.           EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
4.1	Stock Exchange Agreement dated September 30, 2002 between Balaton Power Inc. and Perial Ltd.(1)
4.2	Stock Option Plan(1)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (SEC File No. 000-32255) filed on July 15, 2004, and incorporated by reference herein.

BALATON POWER INC.

Consolidated Financial Statements

 (United States Dollars)

December 31, 2005

BALATON POWER INC.

INDEX

December 31, 2005

INDEPENDENT AUDITORS’ REPORT

To the Directors of BALATON POWER INC.

We have audited the consolidated balance sheets of BALATON POWER INC. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2005 and 2004, and the results of its operations and cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in the report dated May 18, 2004.

/s/ Danziger & Hochman
Toronto, Ontario	Chartered Accountants
June 23, 2006

Comments by Auditors for U.S. Readers on Canada – United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those desCRLbed in Note 1 to the financial statements. Our report to the directors dated June 23, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Danziger & Hochman
Toronto, Ontario	Chartered Accountants
June 23, 2006

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

Comments by Auditors for U.S. Readers on Canada – United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company’s ability to continue as a going concern, such as those desCRLbed in Note 1 to the financial statements. Our report to the shareholders dated May 18, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Harris & Partners, LLP

Richmond Hill, Ontario	Harris & Partners, LLP
May 18, 2004	Chartered Accountants
(except as to Note 16 which
is as of June 22, 2004)

BALATON POWER INC.	Statement I
Consolidated Balance Sheets
As at December 31, 2005
(United States Dollars)

	2005	2004

ASSETS
CURRENT
Cash	$332,240	$438,932
Loans receivable (note 3)	34,556	63,968
Prepaid expenses	34,492	29,900

	401,288	532,800
Note receivable (note 4)	-	126,176
Investments (note 5)	201,176	75,000

	$602,464	$733,976

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$255,774	$227,714
Convertible debt (note 7)	-	179,779
Loan payable (note 8)	81,124	81,124

	336,898	488,617

SHAREHOLDERS’ EQUITY
SHARE SUBSCRLPTION RECEIVABLE	-	(92,900)
SHARE CAPITAL (note 9)	4,975,033	4,130,154
CONTRIBUTED SURPLUS	1,412,357	1,180,442
DEFICIT – Statement II	(6,121,824)	(4,972,337)

	265,566	245,359

	$602,464	$733,976

APPROVED ON BEHALF OF THE BOARD

/s/ Robert Wyllie, Director

/s/ Michael Rosa, Director

{See accompanying notes.}	Page 3

BALATON POWER INC.	Statement II
Consolidated Statements of Operations and Deficit
For the Year Ended December 31, 2005
(United States Dollars)

	2005	2004	2003

REVENUE	$-	$-	$-

EXPENSES
Administration and general	914,749	1,239,605	195,286
Consulting fees and commissions	63,000	245,882	72,000
Professional fees	171,738	207,376	34,980
Interest	-	13,040	11,931
Write down of loan receivable	-	355,548	-

	1,149,487	2,061,451	314,197

NET LOSS FOR THE YEAR	(1,149,487)	(2,061,451)	(314,197)

DEFICIT, BEGINNING OF YEAR	(4,972,337)	(2,910,886)	(2,596,689)

DEFICIT, END OF YEAR	$(6,121,824)	$(4,972,337)	$(2,910,886)

LOSS PER COMMON SHARE
Basic	$(0.02)	$(0.03)	$(0.01)
Diluted	$(0.02)	$(0.03)	$(0.01)

AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING	75,125,178	69,679,959	65,689,379

AVERAGE NUMBER OF DILUTED SHARES
OUTSTANDING	85,107,418	77,845,996	76,088,860

BALATON POWER INC.	Statement III
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2005
(United States Dollars)

	2005	2004	2003

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss for the year	$(1,149,487)	$(2,061,451)	$(314,197)
Adjustments for items not affecting cash
Gain on disposition included in administration
and general expense	-	(56,613)	-
Shares issued for services	269,826	525,859	117,402
Write down of loan receivable	-	355,548	-
Settlement of convertible debt	(179,779)	-	-
Fair value of stock options granted	166,968	602,964	-

	(892,472)	(633,693)	(196,795)
Changes in non-cash working capital components
Prepaid expenses	(4,592)	(28,659)	8,200
Accounts payable and accrued liabilities	28,060	24,762	34,715

Cash provided by (used in) operating activities	(869,004)	(637,590)	(153,880)

INVESTING ACTIVITIES
Investment in shares of private company	-	(75,000)	-

FINANCING ACTIVITIES
Loan receivable	29,412	(63,968)	-
Loan payable	-	51,124	30,000
Issue of share capital, warrants and share
subsCRLptions	732,900	1,159,676	100,490

	762,312	1,146,832	130,490

NET INCREASE (DECREASE) IN CASH	(106,692)	434,242	(23,390)

CASH, BEGINNING OF YEAR	438,932	4,690	28,080

CASH, END OF YEAR	$332,240	$438,932	$4,690

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

1.	DESCRLPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

On October 31, 2002 Balaton Power Inc. (“BPI”) acquired Continental Resources (USA) Ltd., (“CRL”) in an arm’s length transaction, in exchange for 25,000,000 restricted common shares to the shareholders of CRL and as well issued an additional 8,000,000 restricted shares as finders’ fees. Balaton Power Corporation S.A., in order to facilitate the transaction, also sold 10,000,000 of its 13,000,000 common shares to various parties connected to CRL at $0.001 per share. the acquisition was treated as a reverse takeover of the Company. However, in accordance with EIC-10, the transaction is a capital transaction in substance rather than a business combination. The purchase method has been applied by CRL and the net liability of BPI has been charged to the deficit. The transaction was an asset acquisition by the Company and not a business combination. Accordingly, while the Company will have issued sufficient shares such that control of the Company was acquired by the shareholders of CRL, the transaction was not accounted for as a reverse takeover.

The consolidated financial statements of the combined entity are issued under the name of the legal parent, BPI, but are considered a continuation of the financial statements of the legal subsidiary CRL.

The Company through CRL, its subsidiary, is negotiating with Orissa Mining Corp. to develop a bauxite deposit in the state of Orissa in India subject to Orissa State government approval.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material writedowns of the carrying values.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiary, Continental Resources (USA) Ltd. A summary of the differences between accounting principles general accepted in Canada (“Canadian GAAP”) and those generally accepted in the United States (“US GAAP”) which affects the Company is contained in note 15.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

1.	DESCRLPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses and during 2005, utilized $869,004 of cash in operations. At December 31, 2005, the Company reported a deficit of $6,121,824 and continues to expend cash amounts that significantly exceed revenues. These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including possible private placements to raise capital in fiscal 2006. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of the Company’s projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

Effective January 1, 2004, the Company adopted Financial Accounting Standard Board (FASB) Statement No. 123(R). This pronouncement requires all share-based payments be recognized in the income statement based on their fair values. The Company has employed the “modified prospective” method for accounting for these share-based payments. This method entails recognizing the fair value of share-based payments after the effective date (January 1, 2004) with no restatement for prior transactions of this nature.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

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

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

3.	LOANS RECEIVABLE – RELATED PARTIES

The loans receivable are due from shareholders of the Company and are non-interest bearing and due upon demand.

4.	NOTE RECEIVABLE – RELATED PARTY

On October 31, 2002, Perial Ltd. ("Perial"), the former parent of CRL, purchased the oil and gas properties of CRL to facilitate the reorganization of CRL and Balaton Power Inc. Perial acquired from its then wholly-owned subsidiary, CRL, all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of certain oil and gas properties.

In December 2005, the Company agreed to accept a 6.25% working interest in a oil well owned by Perial Ltd. Cash flows are expected from the sale of oil extracted from the well. This settlement resulted in a writedown of the note receivable from $481,724 to $126,176 (see note 5).

5.	INVESTMENTS

	2005	2004

Interest in oil well	$126,176	$-
Common shares in Cumberland Continental Corp.	75,000	75,000

	$201,176	$75,000

On October 31, 2002, the Company exchanged a claim in an oil well in Pawnee County, Kansas and associated debt for a promissory note from Perial Ltd. The recognized value of the promissory note was $481,724. In a settlement agreement reached on December 31, 2005 between Perial Ltd. and the Company, the Company agreed to accept a 6.25% working interest in the well as full payment for the promissory note. Cash flows from the investment are expected to come from the sale of oil extracted from the well.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

5.	INVESTMENTS (continued)

In 2004, the Company purchased 500,000 common shares in a private company called Cumberland Continental Corp. through a private placement for $75,000. The investment has been recorded at cost. Cumberland Continental Corp. is in the computer software business and is currently attempting a registration on the Nasdaq OTCBB.

6.	LICENSE AGREEMENT

The Company was party to a license agreement with Balaton Power Corporation S.A. (“BPCSA”) to manufacture, market, sell/lease and otherwise commercialize BPCSA’s proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has an ongoing option to be renewed for a further 20 years at the expiration of each 20 year period.

In 2003, the agreement was amended to reduce the royalty payments in the license agreement from 5% to 2% and eliminate all other obligations of the Company under the license agreement. The Company issued 500,000 common shares as consideration for this amendment.

7.	CONVERTIBLE DEBT

On February 11, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the Lender was to make four consecutive loans to the Company, each loan in the amount of $125,000 ("the loans"). Each loan was to be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and all were to mature on December 31, 2002. Each loan had conversion privileges whereby the Lender could convert each of the loans or any portion thereof outstanding, including interest, into "Units". Each Unit was to consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004.

The Company received only $163,436 under the terms of these loans and incurred a penalty of $16,343.

During the year, the Company settled this debt for a payment of $100,000 and the issuance of 100,000 restricted common shares. At year-end, $50,000 of this settlement was still owing and is included in accounts payable.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

8.	LOAN PAYABLE – RELATED PARTY

The loan payable is unsecured and due to a shareholder of the Company and a company controlled by this shareholder and bears interest at 6.5% per annum. The loan was extended to December 31, 2007.

9.	SHARE CAPITAL

Authorized: 700,000,000 common shares without par value

Issued and fully paid:	Shares	Amount

Balance, December 31, 2002	64,988,194	$2,598,000
Issued for fees and services	1,174,020	117,402
Private placements for cash	600,000	23,000
Balance, December 31, 2003	66,762,214	2,738,402
Private placements for cash	1,933,000	102,470
Exercise of warrants	2,953,333	807,167
Issued for fees and services	1,883,958	476,992
Issued on settlement of debt	595,755	5,123
Balance, December 31, 2004	74,128,260	4,130,154
Private placements for cash	750,000	189,990
Exercise of warrants	1,000,000	400,000
Issued on settlement of debt	479,857	254,889

Balance, December 31, 2005	76,358,117	$4,975,033

Contributed Surplus
Balance, December 31, 2003	$-
Company debt assumed by a shareholder	46,379
Fair value of purchase warrants issued	531,099
Fair value of stock options granted	602,964

Balance, December 31, 2004	1,180,442
Fair value of purchase warrants issued	64,947
Fair value of stock options granted	166,968
Balance, December 31, 2005	$1,412,357

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

9.	SHARE CAPITAL (continued) Warrants

Balance, December 31, 2003	7,499,481
Exercised	(2,953,333)
Expired	(4,546,148)
Issued in 2004	4,128,137

Balance, December 31, 2004	4,128,137
Exercised	(1,000,000)
Issued in 2005	963,714

Balance, December 31, 2005	4,091,851

At December 31, 2005, the following warrants were outstanding:

Amount	Price	Expiry

472,154	$0.40	June 13, 2006
1,602,900	0.40	July 13, 2006
600,000	0.40	August 25, 2006
120,083	0.40	August 31, 2006
333,000	0.40	December 16, 2006
125,000	0.66	February 21, 2007
838,714	0.44	September 9, 2007
4,091,851

At December 31, 2005, the following stock options were outstanding:

2,500,000	$0.50	May 15, 2006
400,000	0.50	January 31, 2007
1,300,000	0.40	June 25, 2009
200,000	0.50	October 6, 2009
400,000	0.40	August 22, 2008
4,800,000

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

10.	STOCK-BASED COMPENSATION

Under the stock option plan, the Company may grant options to its officers, directors and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

A summary of the status of the Company’s employee stock option plan as of December 31, 2005 and 2004 and changes during the years then ended are as follows:

		2005		2004
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	4,400,000	$0.47	2,900,000	$0.50
Granted	400,000.40		1,500,000	0.41

Outstanding, end of year	4,800,000	$0.46	4,400,000	$0.47

Options exercisable, end of year	4,800,000	$0.46	4,400,000	$0.47

Stock options issued are valued using the Black Scholes option pricing model with the following assumptions: risk free interest rate of 2.75% to 3.00%, expected life of between 2 years and 4 years, expected volatility of 310% and no dividends.

11.	INCOME TAXES

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future income tax assets is dependant upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has provided for a valuation allowance on all of its losses as there is no assurance that future tax benefits will be realized.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

11.	INCOME TAXES (continued)

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2005	2004

Combined federal and provincial income tax rates	34%	34%

Loss before income taxes	($1,149,487)	($2,061,451)

Expected income tax (recovery)	(390,000)	(700,000)
Non-deductible expenses	56,000	205,000
Valuation allowance	334,000	495,000

Actual income taxes	$-	$-

The significant components of the Company’s future income taxes are as follows:

Future income tax assets

Net operating losses carried forward	$2,623,000	$1,824,000
Valuation allowance for future income taxes	2,623,000	1,824,000

	$-	$-

The Company has accumulated potential tax benefits coming from losses carried forward. The related tax benefits will be recorded when realized. They expire as follows:

The non-capital losses expire as follows:	Losses

2009	$333,000
2010	440,000
2014	867,000
2015	983,000

$2,623,000

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	a)	Fair value disclosure

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

13.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

A shareholder of the Company advanced $Nil (2004 - $51,124) to the Company during the year. The loan bears interest at 6.5% per annum. Interest and principal are payable at maturity on June 30, 2005. As of the year-end, the balance still remains unpaid.

During the year 254,857 common shares were issued in exchange for fees and services in the amount of $78,231.

During the year, 125,000 common shares were issued to a shareholder to settle outstanding third party debt totalling $80,396.

During the year, a related company was advanced funds in the amount of $13,070; (2004 - $Nil) which is included in loans receivable.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

13.	RELATED PARTY TRANSACTIONS (continued)

During the year a shareholder of the Company held in his personal bank account Company funds in the amount of $21,486; (2004 - $63,968) which has been reflected as a loan receivable.

14.	CONTINGENT LIABILITY

a)

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

b)

On February 21, 2001, a lawsuit for wrongful termination was filed against the Company by the former President. On September 1, 2005, the Company entered into a settlement agreement with the former President of the Company. The agreement entitled the former President to $100,000 and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of any raw materials from mineral properties currently being negotiated, located in India. The maximum payout that the former President can receive is $5,000,000.

15.	COMMENTS FOR U.S. READERS

Differences in the Generally Accepted Accounting Principles (“GAAP”) between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

The consolidated financial statements of the Company for the years ended December 31, 2005 and 2004 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“U.S. GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2005 and 2004 if U.S. GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2005 and 2004 if U.S. GAAP were employed.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

15.	COMMENTS FOR U.S. READERS (continued)

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2005 and 2004, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called “additional paid in capital”.

16.	RESTATEMENT

Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2004 that were filed with the U.S. Securities and Exchange Commission on June 30, 2005, the Company made the following adjustments:

a)	Exchange of $481,724 note receivable for a 6.25% interest in oil well.
b)	Write down of note receivable of $355,548.
c)	Issue of 333,000 units for a share subsCRLption receivable of $92,900. Each unit consists of one common share and one warrant with an exercise price of $0.40.
d)	Decrease in fair value on settlement of trade payable of $22,500.
e)	Increase in fair value on settlement of trade payable of $11,025.
f)	Cancellation of 362,100 common shares for $90,525 issued for services.
g)	Allocation of $64,646 for fair value of warrants attached to issue of 333,000 units from share capital to contributed surplus.
h)	Increase in volatility assumption for Black Scholes option price model from 40% to a range of 177% to 359%.
i)	Settlement of debt with personally held common shares of a shareholder totaling $46,378.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

16.	RESTATEMENT (continued)

A summary of the effect of the restatement is as follows:

	Year Ended December 31, 2004
	As Stated	Restatement	As Restated
Consolidated Balance Sheet

Note receivable	$481,724	$355,548	$126,176
Share subsCRLption receivable	-	92,900	92,900
Share capital	4,022,851	107,303	4,130,154
Contribution surplus	681,911	498,531	1,180,442
Deficit	(4,103,856)	(4,972,337)	(868,481)

Statement of Operations
Administration and general	$715,196	$524,409	$239,605
Consulting fees and commission	268,382	(22,500)	245,882
Professional fees	196,352	11,024	207,376
Write down of note receivable	-	355,548	355,548
Net loss	(1,192,970)	(868,481)	(2,061,451)

Loss per common share	($ 0.02)	($ 0.01)	($ 0.03)

	Year Ended December 31, 2004
	As Stated	Restatement	As Restated
Statement of Cash Flow
Net loss	($1,192,970)	($ 868,481)	($2,061,451)
Adjustments for items not affecting cash
Shares issued for services	330,210	195,649	525,859
Fair value of stock options issued	169,080	433,884	602,964
Changes in non-cash working capital
components
Accounts payable and accrued
liabilities	(145,156)	169,920	24,764
Cash flows for operating activities	(867,495)	229,905	(637,590)

Issue of share capital	1,343,201	(183,525)	1,159,676
Debt assumed by shareholder	46,380	(46,380)	-
Cash from financing activities	1,376,737	(229,905)	1,146,832

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2005
(United States Dollars)

17.	STATEMENT OF SHAREHOLDERS’ EQUITY

	Share Capital		Contributed	Share
	Shares	Amount	Surplus	SubsCRLption	Deficit	Total

Balance, December 31, 2002	64,988,194	$2,598,000	$-	$-	$(2,596,689)	$1,311
Issued for cash	600,000	23,000	-	-	-	23,000
Issued for services	1,174,020	117,402	-	-	-	117,402
Share subsCRLption	-	-	-	77,490	-	77,490
Net loss	-	-	-	-	(314,197)	(314,197)

Balance, December 31, 2003	66,762,214	2,738,402	-	77,490	(2,910,886)	(94,994)
Cancellation of share	-	-	-	(77,490)	-	(77,490)
subsCRLption
Private placements	1,933,000	102,470	420,430	-	-	522,900
Exercise of warrants	2,953,333	807,167	-	-	-	807,167
Settlement of debt	595,755	5,123	110,668	-	-	115,791
Issued for services	1,883,958	476,992	-	-	-	476,992
Share subsCRLption receivable	-	-	-	(92,900)	-	(92,900)
Debt assumed by a shareholder	-	-	46,379	-	-	46,379
Fair value of stock options	-	-	602,965	-	-	602,965
Net loss	-	-	-	-	(2,061,451)	(2,061,451)

Balance, December 31, 2004	74,128,260	4,130,154	1,180,442	(92,900)	(4,972,337)	245,359
Private placements	750,000	175,053	64,947	-	-	240,000
Exercise of warrants	1,000,000	400,000	-	-	-	400,000
Settlement of debt	479,857	269,826	-	-	-	269,826
Issued for services	-	-	-	-	-	-
Fair value of stock options	-	-	166,968	-	-	166,968
Share subsCRLption receivable	-	-	-	92,900	-	92,900
Net loss	-	-	-	-	(1,149,487)	(1,149,487)

Balance, December 31, 2005	76,358,117	$4,975,033	$1,412,357	$-	$(6,121,824)	$265,566

18.	COMPARATIVE FIGURES

Certain of the 2003 figures, which were prepared by another firm of chartered accountants have been reclassified to conform to the current years’ presentation.

SIGNATURES

The Company certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BALATON POWER INC.

Per: /s/ Robert Wyllie

ROBERT WYLLIE
Chief Financial Officer

DATED: August 11, 2006