Form 20-F
period 2006-12-31
BALATON POWER INC
filed 2007-07-17
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

16678 77th Avenue
Surrey, British Columbia
Canada V3S 8G1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

- ii -

Number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2006 was 76,025,117 Common Shares Without Par Value.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES [ ] NO [X]

If this is an annual report or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES [ ] NO [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [ ] NO [X]

Glossary

Term	Definition

Acquisition	The Company’s acquisition of CRL in October 2002

Balco	Bharat Aluminium Co.

BRIMAC	Balaton Remote Integrated Monitoring and Control System

BSA	Balaton Power Corporation S.A.

CDN GAAP	Generally accepted accounting principles in Canada

CFC	Controlled foreign corporation

CIMM	Canadian Institute of Mining and Metallurgy

Code	Internal Revenue Code

Committee	Board of directors of the Company who will be Plan administrators

Company	Balaton Power Inc.

COMPL	Continental Orissa Mining Private Limited

Continental	Continental Resources Ltd., a company incorporated under the laws of Québec

CRA	Canada Revenue Agency

CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company

EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals

Exchange Act	Securities Exchange Act of 1934, as amended

FERC	United States Federal Energy Regulatory Commission

Gandhamardan Project	The Company’s mineral project, situated in the Gandhamardan Hill, Duragali, State of Orissa, India

GSI	Geological Survey of India

ICA	Investment Canada Act

Investor	A person who acquires one or more Common Shares of the Company

IRS	United States Internal Revenue Service

ISO Options	Incentive stock options

Joint Venture Agreement	The joint venture agreement between Continental and OMC dated April 18, 1997

Lease	The mining lease issued in the name of OMC for over 285 hectares named Block 7 of the Gandhamardan Project

MECL	Mineral Exploration Corp. Ltd.

NQSO Options	Non-qualified stock options

ODM	Orissa Directorate of Mines

Term	Definition

OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation, the Company’s joint venture partner

Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, a major shareholder of the Company

PFIC	Passive foreign investment companies

Pisces Process	Fish protective water inlet device

Plan	The Company’s 2004 incentive stock option plan

QEF	Qualified electing fund

Ravenscroft	Vernon Ravenscroft

Ravenscroft Site	Ravenscroft’s hydroelectric power production facility and site situated in Bliss, Idaho

Report

A report prepared by E.A. Gallo, P. Geo, titled “Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India, dated April 8, 2003 and amended January 19, 2007, and February 9, 2007

SEC	United States Securities and Exchange Commission

System	Low-impact run-of-the-river hydroelectric power production system

Tax Act	Income Tax Act (Canada)

Treaty	Canada-United States Income Tax Convention, 1980

US GAAP	Generally accepted accounting principles in the United States of America

U.S. Securities Act	United States Securities Act of 1933, as amended

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

The following selected financial is data derived from and should be read in conjunction with the audited financial statements of the Company for the last five fiscal years ended December 31, 2006, as well as the sections of this Annual Report entitled “Information on the Company” and “Operating and Financial Review and Prospectus”. The financial statements are presented in United States dollars and have been prepared in accordance with CDN GAAP. Note 16 to the financial statements provides a summary of the material differences between Canadian GAAP and U.S. GAAP as they relate to the Company’s financial statements included herein.

Prior to October 2002, the Company was in the business of constructing, with plans to sell and install, its Pisces Process and was also acquiring hydroelectric power sites. In October 2002, pursuant to the acquisition of CRL, the Company’s business changed to focus on the Gandhamardan Project in India. Accordingly, the amounts presented below for 2002 may not be comparable to the amounts presented for 2003, 2004, 2005 and 2006. In addition, amounts presented for the year ended December 31, 2004, have been restated to make certain adjustments as described in Note 16 to the December 31, 2005 annual financial statements included in this Annual Report to comply with comments from the SEC.

			2004
(US$)	2006	2005	Restated		2003	2002
Balance Sheet Data
Total assets (CDN GAAP)	$230,254	$602,464	$733,976	$	,632,818	$1,664,408
Total assets (US GAAP)	230,254	602,464	733,976		1,632,818	1,664,408
Total liabilities	1,039,037	336,898	488,617		1,727,812	1,663,097
Share capital	4,958,884	4,958,884	4,130,154		2,738,402	2,598,000
Retained earnings (deficit) (CDN GAAP)	(7,196,173)	(6,121,824)	(4,972,337)		(2,910,886)	(2,596,689)
Retained earnings (deficit) (US GAAP)	(7,196,173)	(6,121,824)	(4,972,337)		(2,910,886)	(2,596,689)

			2004
(US$)	2006	2005	Restated	2003	2002
Period End Balances (as at)
Working capital (deficit)	(1,009,959)	64,390	44,183	1,664,886	(1,598,581)
Resource properties	-0-	-0-	-0-	1,145,163	1,145,163
Shareholders’ equity	(808,783)	265,566	245,359	(94,994)	1,311

			2004
(US$)	2006	2005	Restated	2003	2002

Statement of Operations Data
Revenue	$-	$-	$-	$–	$24,899
Production costs	-	-	-	–	22,398
Write-down of resource properties	-			–	1,895,987
General and administrative expenses	476,028	914,749	1,239,605	195,286	232,587
Consulting fees and commissions	425,124	63,000	245,882	72,000
Professional fees	173,769	171,738	207,376	34,980
Interest expense	-	-	13,040	11,931
Write down of loan receivable	-	-	355,548	-
Oil income	5,793	-	-	-	-
Interest income	1,366	-	-	-	-
Oil expense	6,587	-	-	-	-
Income (loss) (CDN GAAP)	(1,074,349)	(1,149,487)	(2,061,451)	(314,197)	(2,126,073)
Loss per common share (CDN GAAP) [2]	(0.01)	(0.02)	(0.03)	(0.01)	(0.05)
Loss per common share (US GAAP)[2]	(0.01)	(0.02)	(0.03)	(0.01)	(0.05)
Number of outstanding shares	76,025,117	76,025,117	73,795,260	66,762,214[1]	64,988,194

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

The following provides a discussion of certain risks facing the Company. Additional risks that are currently unknown or that are currently deemed immaterial may also materially adversely affect the business, result of operations, financial condition and cash flows of the Company. You could lose all or part of your investment due to any of these risks.

The Company has no history of earnings and is subject to the risks inherent in a start-up company.
The Company has no operating history, no revenues and is subject to all the risks inherent in a start-up business enterprise including lack of cash flow and no source of revenue. The Company does not currently generate any revenue from the sale of its products and will require significant additional capital to place its property into production.

The Company will require additional funding to continue operations. Historically, the Company has funded its operations through the sale of equity capital and will require additional funding to continue operations. The Company has had and will continue to have capital requirements in excess of its currently available resources and may not be able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance CRL’s operations. To the extent that any such financing involves the sale of equity capital, the interests of the Company’s then existing shareholders could be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

The loss of any directors or officers would adversely affect the Company. The loss of any directors or officers would adversely affect the results of the Company. The Company is wholly dependent at present upon the personal efforts and abilities of its officers and directors, who exercise control over the day-today affairs of the Company. The loss of any director or officer could have an adverse effect on the Company.

The issuance of additional shares would dilute the interests of existing shareholders. The Company is authorized to issue an unlimited number of common shares. On December 31, 2006, the Company had 76,025,117 common shares issued and outstanding and a commitment to issue 333,000 shares as described in Note 9 of the audited annual financial statements included herein. The Board of Directors has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company from its authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

Our officers and directors may be indemnified against certain securities liabilities. The laws of the Province of British Columbia provide that the Company can indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Business Corporations Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the Company has the power to indemnify such person against the liability insured. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such officers, directors, agents and employees for losses incurred by the Company as a result of their actions. The Company has been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

The Company’s management may not be subject to U.S. legal process. As Canadian citizens and residents, certain of the Company’s directors and officers may not be subject to U.S. legal proceedings as a result of which recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., the Company’s insiders may have defences available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. The Company’s management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, the Company’s shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

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

Exploration and development of natural resources involves many risks. Even with a combination of experience, knowledge and careful examination, operating hazards and risks may not be mitigated. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Commodity prices fluctuate and are affected by factors beyond the Company’s control. The Company’s revenues, if any, are expected to be in large part derived from future resource efforts including those of CRL’s projects. Commodity prices fluctuate and are affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to extractive developments and improved extractive production methods. The effect of these factors on the price of bauxite, and therefore the economic viability of the Company’s exploration projects, cannot be accurately predicted.

We operate in a highly competitive industry. The resource industry is intensely competitive in all of its phases with numerous companies seeking to explore and develop resource properties. The Company competes with many companies larger than it and possessing greater financial resources and technical facilities. Competition could adversely affect CRL’s ability to develop the Gandhamardan Project.

We may enter into options and joint venture agreements which would reduce our interests in these projects. In order to conserve financial resources, the Company’s efforts are focused on CRL, which intends to enter into option, joint venture, or development agreements to form a consortium to finance the exploration and possible development of the Gandhamardan Project following obtaining approval from the State Government of Orissa for the agreement between OMC and CRL. If such agreements are entered into, CRL’s current interest in the Gandhamardan Project would be reduced and CRL would share with others in the development of the project. There is no assurance that a consortium will be formed, or if formed, that it will be formed on terms favourable to CRL, or that the development of the Gandhamardan Project will proceed.

The Company cannot guarantee title to its assets. While the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, such opinions cannot be viewed as a guarantee of title. Title may be affected by unregistered interests and claims to title, which could adversely affect the Company’s ability to develop its properties.

We have inadequate working capital. The Company’s other projects, Pisces Process and its Hydro electric site, would require raising funds in addition to the funds required for CRL’s project in India. It will be necessary for CRL to raise additional funds this year to move forward on the Gandhamardan Project. The Company and/or CRL may be required to raise funds through private placements or public offerings of treasury shares, through debt financing, if available, or sale of a portion of its interest in its projects. If the Company is not successful in raising further funds, it may not be able to complete its development plans.

We lack experience in fish protection and hydroelectric projects. The Company has not constructed, installed or sold any Systems, the Pisces Process (other than its tested prototypes) or BRIMAC and does not generate or distribute electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, the Pisces Process or BRIMAC and the Company has not received any significant expression of interest for the systems.

We are subject to Indian Government Regulations. CRL is subject to all governmental regulations in India on the development of the Gandhamardan Project. The level of regulation by the government in India relating to the project could affect the Company’s ability to obtain partners or consortium members for the construction of the aluminium complex.

The Company relies on Indian government agencies for the development of the Gandhamardan Project. The Company relies heavily on the cooperation of the State Government of Orissa, OMC and other governmental agencies in the finalization of joint venture relationships and the issuance of permits and licenses for the development of the Gandhamardan Project. The Company is dependent upon the Government of Orissa to approve the agreement between OMC and CRL. There is no assurance that the Government of Orissa will give its approval to OMC to enter into an agreement with CRL.

We may face inflationary and other economic pressures. The Company is not currently generating any revenue. However, future revenues, if any, may be generated from CRL’s Gandhamardan Project. Any such revenues could be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company’s operation and development expenditures, which is primarily incurred in U.S. dollars. The directors’ estimation of inflation is considered with respect to the general state of the world economy and the economy of the United States in particular.

We are subject to government policies in India. Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All such controls and regulations are subject to change from time to time. Any change in government regulation or the economic and political stability of the host country India, could have a material adverse effect on the business of the Company and could impact investments by U.S. residents in the Company’s common shares.

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

We may be required to protect our patents which could be costly. BSA filed on March 1999 for a patent on its Pisces Process and was in a patent pending status until November 4, 2003 when the patent was issued. The Company has a license to manufacture and sell the Pisces Process detailed in Item 4 of this document. There is no assurance, however, that third parties may not infringe on the patents. In order to protect the patent rights, the Company or the patent owners may have to file lawsuits and obtain injunctions. If the Company does that, it may have to spend large sums of money for attorney’s fees in order to obtain the injunctions. Even if the Company or patent holders obtain the injunctions, there is no assurance that those infringing on the patents will comply with the injunctions. Further, the Company or patent holders may not have adequate funds available to prosecute actions to protect the patents, in which case those infringing on the patents could continue to do so in the future.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development

The Company’s legal and commercial name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) (now the British Columbia Business Corporations Act) under the laws of the Province of British Columbia on June 25, 1986. The Company’s principal place of business is 16678 77th Avenue, Surrey, BC V3S 8G1, telephone number (604) 574-9551.

The Company is in the start-up stage and has initiated limited operations. Prior to the acquisition/merger with CRL in October 2002 (the “Acquisition”), the Company was in the business of constructing, installing and selling “low impact” run-of-the-river hydroelectric power production systems (the “System”) which incorporated a patent pending fish protective water inlet device (the “Pisces Process”). Following the Acquisition, the Company changed its focus to pursuing the exploration and development of the Gandhamardan Project. The Acquisition of CRL, the Gandhamardan Project and other important events in the development of the Company’s business are described below.

The Company commenced business with certain hydroelectric power assets known as the Pisces System and the Balaton Remote Integrated Monitoring and Control System (BRIMAC). The Company's intent was to use these systems in connection with the development of hydroelectric power projects in the Pacific Northwest region of the United States. On January 14, 2001, the Company entered into a power purchase agreement with Idaho Power Company and an agreement in principle with Vernon Ravenscroft (“Ravenscroft”) of Bliss, Idaho, which superseded an earlier agreement dated August 25, 2000, to acquire a one-third interest in Ravenscroft’s hydroelectric power production facility and site (the

“Ravenscroft Site”). Between 2000 and 2002, the Company spent $160,000 earning its interest in the Ravenscroft Site. Despite such expenditures, substantial obligations remained with no funding to fulfil them. As such, the Company decided that it was in its best interest to sell the Ravenscroft Site back to Ravenscroft. During 2002, the Company sold its interest in the Ravenscroft Site for $20,000 and the Company was released from any ongoing commitments. During 2002, the Company also entered into agreements to acquire eleven unlicensed hydropower sites. These acquisitions were completed, however none of the sites have been developed. Subsequent to October 2002 all but one of the hydropower sites have expired or terminated except for one site known as the Snoqualmie River. The Company has no near future plans to develop this site.

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. (“Perial”) for the purchase of CRL. The Company issued a total of 33,000,000 common shares in its own capital to acquire CRL, of which 25,000,000 shares were allocated to Perial and 8,000,000 shares were issued as finder’s fees to non-related parties of the Company. At that time CRL was a joint venture partner with OMC, which held an interest on a significant bauxite deposit in Orissa, India, (known as the “Gandhamardan Project”). The Acquisition was treated as a capital transaction by the Company and not a business combination. Prior to the Acquisition, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL’s outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% interest in production from the oil and gas assets.

CRL’s sole asset at the time of the Acquisition was a 50% interest and effective control of Continental Orissa Mining Private Limited (“COMPL”), which CRL acquired during 2002 in consideration for agreeing to direct the exploration and development of the Gandhamardan Project.

Over the past three years, the Company has focussed on establishing a strong working relationship with OMC, the other 50% owner of COMPL. The Company and OMC have discussed the principal terms of the exploration and possible development of the Gandhamardan Project, although no written agreement has yet been signed. Management has held discussions with potential partners to provide financial and technical resources to assist in the exploration and potential development of the Gandhamardan Project. These efforts have taken substantially all of the time of the Company's management over the past three years.

During 2004, COMPL was voluntarily dissolved to make way for a new entity that will facilitate future joint venture agreements with OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of a new agreement submitted to the Orissa Government for approval.

In March 2007, CRL entered into an agreement in principle (the “Essar Agreement”), with Essar Aluminum Orissa Limited (“Essar”), an Indian resource development corporation, to develop the Gandhamardan Project and set up an Alumina/Aluminum complex subject to feasibility study and applicable approvals. The Essar Agreement is subject to the negotiation and execution of a definitive agreement among Essar and CRL and, additionally, subject to the approval of the OMC and the approval of the revised agreement between CRL and OMC to develop the Gandhamardan Deposit by the State of Orissa, India.

The Company is currently seeking a manager, joint venture partner or purchaser for its hydroelectric power assets, including the Pisces Process and BRIMAC. The Company does not intend to install the System at any sites, and does not plan to develop any of its own hydroelectric sites. The System is designed to produce “green”/renewable electricity. A “green” system is one which generates electricity from non-carbon based fuels, does not adversely impact the flows of rivers or aquatic life and is considered “low impact” on the environment. As of the date hereof, the Company has not constructed, installed or sold any Systems, the Pisces Process (other than its tested prototypes) or BRIMAC and does not generate or distribute electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, the Pisces Process or BRIMAC and the Company has not received any significant expression of interest for the Systems.

B.	Business Overview

The Company’s principle business is focussed on the exploration of the Gandhamardan Project located in the State of Orissa in India through CRL. The Company is currently seeking approval from the Government in the State of Orissa to an agreement with OMC as described below relating to the Gandhamardan Project.

Gandhamardan Project

On April 18, 1997, Continental entered into an agreement with OMC to form a 50-50 joint venture company in the State of Orissa, India with its primary purpose to explore and develop the Gandhamardan Project (the “Joint Venture Agreement”). Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental’s proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration of the deposit. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial for the purchase of CRL in consideration for 33,000,000 common shares. See “History and Development” above for terms of the acquisition of CRL. During 2004, COMPL was voluntarily dissolved at the request of OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of a new agreement submitted to the Orissa Government for approval.

During 2004, CRL met with OMC to discuss terms and conditions for a new joint venture agreement to explore and develop the Gandhamardan Project. Based upon these discussions, CRL’s interests in the mining phase would increase and place 100% of the downstream facilities (alumina plant and aluminium shelter) in favour of CRL. The new proposed joint venture agreement has been approved by CRL and OMC but is awaiting final approval from the Government of Orissa. No assurance can be made that the Government of Orissa will give its approval to the new propose joint venture agreement.

During 2005, CRL set up and staffed an office in Bhubaneswar, Orissa and proceeded with the initial start up of the Gandhamardan Project. Included in the staff in the Bhubaneswar is a geological team that has obtained more than 1400 maps and reports covering the Gandhamardan area and has catalogued them with reference numbers for evaluating the top sites for alumina refinery, power plants, railroad spurs, water pipeline and aluminium smelter.

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

In May 2007 the Company’s CRL entered into the Essar Agreement with Essar Aluminum Orissa Limited, an Indian resource development corporation, to develop the Gandhamardan Project and set up an Alumina/Aluminum complex subject to feasibility study and applicable approvals. The Essar Agreement is subject to the negotiation and execution of a definitive agreement among Essar and CRL and, additionally, subject to the approval of the OMC and the approval of the revised agreement between CRL and OMC to develop the Gandhamardan Project by the State of Orissa, India.

Summary Report on Gandhamardan Project

CRL’s Gandhamardan Project is summarized in the following information from a report prepared by E.A. Gallo, P. Geo. entitled “Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India, dated April 8, 2003 as amended January 19, 2007, and February 9, 2007” (the “Report”). This Report summarizes exploration on the property by past operations, and was prepared and is disclosed by the Company under Canadian securities regulations. This Report has been filed on SEDAR and can be reviewed in its entirety through the website www.SEDAR.com. E.A. Gallo, a geologist, had worked extensively on the project and had visited the Gandhamardan area and made several trips to India to become knowledgeable on the Gandhamardan area.

Historical Resource Estimates

The Report sets out resource estimates calculated prior to the Canadian Institute of Mining and Metallurgy (CIM) Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 (NI 43-101) and were not performed to CIM Standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the Company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources.

Significant risks are associated with the development of the Gandhamardan Project and the Company’s effort to date can only be considered preliminary in nature. Many factors affect the development of the project including the proximity of the project to rail, roads, water, cost of energy and environmental concerns associated with the development of the project. Based on the preliminary nature of the Company’s efforts, there can be no assurance that the project will be feasible or economically viable.

Introduction And Terms Of Reference

The Report was written at the request of Mr. Bruce Whipple of Continental Resources (USA) Ltd., a subsidiary of Balaton Power Inc. It was written on April 8, 2003, and revised on January 15, 2007 and further revised on February 9, 2007.

The Gandhamardan Bauxite deposit was the focus of an extensive exploration-evaluation programme conducted in stages over a number of years by ODM and MECL. A need was recognized to examine and assimilate the technical results of all this work, to draw whatever conclusions might emerge, and to make recommendations regarding any further work that might be warranted. The Report addresses that need.

The prime sources of data utilized in preparing the Report are technical reports written by geologists and engineers employed on the project by ODM and MECL. Information was also obtained from other technical reports, and from discussions held with officials of OMC, MECL, GSI, National Aluminium Company of India, and SNC-Lavalin Inc. As well, the author drew upon observations made during 5 visits to the area, including 3 to the property. These 3 visits lasted a total of 59 days.

The author has relied heavily on technical reports written by ODM and MECL personnel. These persons are competent, qualified professionals. Nevertheless, occasional minor discrepancies were found in their reports, such as conflicting numbers, typographical errors, and illegible words. Most of the discrepancies involve drill hole sites and pit sites, and they could not be resolved. One of the more bothersome was in the ODM resource calculations. One calculation appears to include Block 10, the other does not, although it is not clear that this is the case. At any rate, Block 10 is one of the smallest blocks, and accounts for only about 3% of the total calculated tonnage. Its inclusion or omission does not change the weighted average grade calculations. The other discrepancies appear to have similar minimal effects on the size, shape, and grade of the bauxite zone, due to the thorough extent of work performed, and to the straight-forward nature of the deposit.

Property Description And Location

The Gandhamardan bauxite deposit occurs at the top of Gandhamardan hill. This hill, which has a plateau top, is linear, aligned in a NE-SW direction. The hill straddles the boundary between Balangir District to the SE, and Sambalpur District to the NW, in the west central part of the State of Orissa, in eastern India.

Figure I shows the general location of Orissa in India.

Figure II shows the location of Gandhamardan in Orissa.

Figure II– Location Of Gandhamardan In Orissa

Gandhamardan is bounded by Latitudes 20 50’ and 20 55’ North, and Longitudes 82 45’ and 82 54’ East. It plots on Survey of India topographic sheet NTS 65L/13.

Gandhamardan hill extends in the NE-SW direction for a length of 9.8 kms. Width ranges from 0.4 to 2.6 kms., and averages 0.75 km. The top of the hill is a plateau, with an areal extent of 7.4 kms2. The bauxite zone covers an area of 735 hectares. Because of its large size and lineal alignment, the deposit has been divided into 10 1-km wide blocks, numbered 1 to 10.

Figure III shows the extent of the deposit and the 10 blocks.

Figure III – Gandhamardan Bauxite Deposit Showing Block Divisions

OMC currently holds a Mining Lease on Block 7, which contains about 20% of the deposit, or approximately 40 million tonnes. The Lease covers an area of 285 hectares, as shown in Figure IV.

Figure IV – Granted And Applied Mining Leases

OMC has applied for a Mining Lease covering the rest of the deposit. A perimeter land survey must be performed before this second Lease is granted.

Gandhamardan hill stands approximately 1,200 meters above sea level, and 700 meters above a plain at the base of the hill, The plateau top has a gentle relief of about 50 meters.

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

Gandhamardan hill is a designated Forest Reserve. Indian government regulations permit mining in a designated Forest Reserve provided that another area of equal or greater areal extent is secured and substituted in its stead, and the designation transferred to it. A permit must be granted by the Dept. of Forests to effect such a transfer. The Directorate of Mines has identified 3 potential substitute sites, and has made application to the Dept. of Forests for the necessary permit. Granting of the permit is pending.

Accessibility, Climate, Local Resources, Infrastructure And Physiography

The property is easily accessed by 4-wheel drive vehicle along a poorly-maintained road up the NW flank of the hill. This road departs the village of Duragali, at the base of the hill, and winds 4 kms. to the top. Duragali is connected by the paved road to Paikmal, a town with all modern facilities, including power, water, transportation, communication, food, shelter, supplies, services, and labour. Paikmal is connected by a paved road to the State Capital, Bhubaneswar, about 300 kms. to the E, and to port cities along the Bay of Bengal, equidistant to the SE.

At the time that the exploration work was performed, the hill top could also be accessed up the SE side. This road currently has 3 wash-outs. After repairs, this road would be navigable by 4-wheel drive vehicles. The SE road is preferable, as it provides a slightly shorter route to the hill top, and access by paved roads southerly to the towns of Lakhna and Nawaspara, 32 and 39 kms. distant, respectively. Both these towns lie along the South Eastern Railway line. This rail line was recently constructed by the Indian Government to facilitate the development of Orissa bauxite deposits by linking them to the port of Vishakhapnam on the Bay of Bengal.

The climate in the Gandhamardan area is sub-tropical, with summer temperatures averaging 33°C, and winter temperatures averaging 18°C. Annual rainfall averages 150 cms., most of it during the monsoon season, between July and August. The months of January and February experience little or no rain. Previously, the monsoon rains came in 3-year cycles, however, they have failed to come for the past several years, resulting in impoverished drought conditions.

Should a mining operation be established, no tailings or wastes would be created, since the bauxite is direct-shipping. The cover of soil and laterite would be moved and stockpiled, then replaced after removal of the bauxite.

History

The potential for bauxite at Gandhamardan was first recognized by the GSI in the 1940’s, and they recommended that the area be thoroughly prospected.

In 1948, ODM sank several pits which intersected only laterite.

In 1959, ODM identified bauxite at Gandhamardan, and they immediately undertook a programme of exploration and evaluation. GSI and MECL participated, as did Aluminium Corp. of India, an aluminium producer.

ODM drilled 75 holes in 1959, and reported a resource of 6 million tonnes grading +50% Al2O3 to a depth of 17 meters. This figure does not conform to current NI 43-101 standards, and is classified as a historical estimate.

Subsequent phases of drilling were conducted between1961-65. In the late 1960’s, Aluminium Corp. of India undertook detailed exploration with MECL, after which MECL reported a resource of 26 million tones of metallurgical grade bauxite, using a cut-off of +46% Al2O3. This figure does not conform to current NI 43-101 standards, and is classified as a historical estimate.

The deposit attracted no further attention until 1975, when the economic potential of the large, low-silica bauxite deposits in Orissa became recognized. Balco expressed interest in Gandhamardan as a source of feed for their aluminium plant at Korba, situated 350 kms. by rail to the N, in the adjoining State of Madhya Pradesh. At Balco’s request, an integrated exploration programme was undertaken jointly by MECL, GSI, and ODM. The programme included linecutting, topographic surveying, geological mapping, pitting, drilling, sampling, mineralogical studies, and metallurgical tests.

Balco commissioned a feasibility study on a portion of the deposit in 1980, and upon its conclusion, prepared to bring the deposit into production. Local villagers opposed the project, and Balco finally gave it up.

The property remained idle until 1997, when Continental Resources Ltd. and OMC agreed to jointly develop it. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however numerous delays ensued, and the study was never completed. The author visited the property at this time, and during one of the visits, collected 6 samples, 2 from Pit GP-2, and 2 from each of 2 scarp sites. The samples were collected in the author’s presence, and he personally transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by x-ray fluorescence, fused-disc method. Appendix I of this Report is the Certificate of Analyses for these samples. In 2002, OMC transferred the Agreement from Continental Resources Ltd. to Continental Resources (USA) Ltd. There is no connection between the 2 companies.

Geological Setting

The general geology of the Orissa region consists primarily of Precambrian rocks of the Indian Shield. These rocks have been divided into 4 distinct sectors, based on their lithologies and structure. The sectors are named after the geographic region in which they occur – West, South, Coastal, and North Sectors.

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

Figure V shows the general geology of the State of Orissa.

The local geology at Gandhamardan and the geology of the property are the same. Both consists exclusively of khondalites, represented by garnetiferous quartz-feldspar-sillimanite gneisses and schists with or without ilmenite and graphite. Subordinate garnetiferous quartzites are also present. The rocks have a pronounced NE-SW strike, conformable to the regional trend, and curve slightly to the east at their northern extremity. The rocks have been tightly folded, and now dip steeply to the SE at 45 to 70°.

Figure V – General Geology Of Orissa

Prolonged exposure to the elements has altered the khondalite at the top of Gandhamardan hill, resulting in the formation of bauxite as an extensive layer blanketing the parent rock throughout the plateau.

Deposit Type

The bauxite occurs as a large residual deposit, formed by in situ, subaerial weathering of aluminium-rich rocks (khondalites) under tropical conditions. The deposit blankets the plateau top of a high ridge known as Gandhamardan hill. The bauxite mineralization is continuous and homogeneous, and is analogous to a horizontally-bedded stratigraphic unit.

Figure VI is a schematic longitudinal section through Gandhamardan hill depicting the bauxite layer.

Figure VI – Schematic Longitudinal Section Through Gandhamardan

The bauxite is overlain by laterite, and the laterite by a thin, discontinuous layer of lateritic soil. This soil is rusty-red in colour, granular, and high in silca and iron content. It reaches a thickness of up to several centimeters.

The laterite is also rusty-red in colour, and high in silica and iron. The weathered surface is irregular, porous, and craggy. The upper portion of the laterited is hard, reflecting a relatively higher silica content than the lower portion. Iron content also decreases with depth, while aluminous content increases. The laterite varies in thickness from 0.3 to 12.0 meters, and averages 5.0 meters. The laterite grades downwards into bauxite.

The bauxite layer ranges from 4.3 to 35.0 meters in thickness, and averages 16.6 meters. It varies in colour from pinkish-red to yellowish-brown, buff, or brown. It is medium to fine grained, massive and compact. Vesicular and pisolitic textures may be displayed. Hardness varies from 2.5 to 3.5. Banding and foliation are sometimes evident.

Mineralization

The bauxite is composed mainly of the minerals gibbsite and hematite, which together comprise about 95%. The remaining 5% is a mixture of several oxide minerals in minor and trace amounts.

Table I shows the mineralogical composition of bauxite.

Table I – Mineralogical Composition Of The Bauxite

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

Exploration / Previous Work

Linecutting- Using theodolite and steel tape, ODM established a grid with base line oriented at Azimuth 50°, parallel to the longitudinal axis of Gandhamardan hill. Cross lines were run at right angles to the base line, spaced at 100-meter intervals. Stations were established on all lines at 25-meter intervals, and marked by stone monuments. A total of 85 kms. of lines were established. Accuracy of the grid was maintained by triangulation.

Topographic Survey – Survey of India performed a topographic survey using a standard bubble level. All stations were read. An area of 5.8 kms2. was covered.

Geological Mapping – ODM geologists mapped Gandhamardan plateau using the grid for their traverses. Scarp faces were also examined, at the ends of cross lines, wherever accessible.

Pitting – According to ODM reports, 26 pits were sunk into the bauxite zone, however data exists for only 24. It appears that 26 may have been planned, but only 24 actually dug. The pits are spaced at 400-meter intervals, and their sites were selected to coincide with previously-drilled holes. They were dug by hand in such a way that half the drill hole was retained in one wall of the pit. Each pit is 2.5 m2 in cross section. Depth ranged from 17.9 to 41.2 meters, and averaged 31 meters. A total of 744 meters of pits were excavated, producing 4,650 m3 of material, equal to more than 2,300 tonnes. Pit data indicate that the soil-laterite overburden ranges between 0.8 to 4.5 meters in thickness and averages 2.7 meters.

Drilling

Drilling – Both ODM and MECL undertook extensive drill programmes. ODM concentrated on the SW portion of the deposit, on Blocks 1 to 8, and MECL on Blocks 7 to 10 at the NE end. Drilling was performed dry. NX size casing bits of tungsten carbide were used at the start of a hole, to penetrate the hard laterite capping. Bit size was reduced to BX in the softer bauxite zone. Short sections of thin-walled casing shoes were used, and drill runs were restricted to less than 1 meter in length. This technique allowed the drill cuttings to be collected in the casing, thus eliminating the need for a core barrel. The entire deposit was drilled at a hole spacing of 200 meters. Spacing was reduced to 100 meters in Blocks 5 to 8, where the plateau is widest, and therefore the bulk concentration the greatest. Selected portions of Blocks 6, 7 and 8 were detail-drilled at 50-, 25-, and 15-meter spacing. Two small areas, termed Clusters I and II, were detailed-drilled at a 5-meter spacing. Cluster I sits in Block 7, at Station N2 on Line E19, and covers an area of 0.24 hectare. Cluster II is in Block 8, at Station SO.5 on Line E24 and covers 0.16 hectare. Together ODM and MECL drilled a total of 462 holes, for a cumulative length of 15.1 kms. Except for 36 holes drilled at 450, all the holes were drilled vertically into the flat-lying bauxite zone. The cuttings from each hole were collected, geologically mapped, sampled and analysed. Figure VIII shows the locations of the dill holes, the pits, and the scarp sampling sites.

Sampling Procedures And Analyses

Samples of the bauxite zone were taken from selected scarp sites, from each pit, and from each drill hole. All samples were collected under direct supervision of ODM or MECL geologists.

Scarp samples of bauxite were taken by ODM wherever accessible at the ends of cross lines. Channel samples were cut vertically along 1-meter intervals, forming channels 15 cms. wide, 5 cms deep, and 1 meter long. A total of 130 samples were cut from 17 scarp sites, across a cumulative length of 121 meters. The bauxite zone in the scarp faces is not fully exposed, the lower half being buried by talus. Recognizing this limitation, ODM nevertheless calculated average grades from the assay results. They are given in MECL’s Exploration Report, Volume I, 1980, as 47.03% Al2O3, 2.97% SiO2, 22.00% Fe2O3, 2.09% TiO2, and 22.27% LOI, across an average thickness of +7.6 meters.

ODM also sampled the pits. Channel samples were cut in the same manner employed in scarp sampling. All 4 walls of each pit were sampled. As a check, and for comparison, the walls of 1 pit were sampled at 25-cm. intervals. Surplus materials from the channel samples was combined to form composite samples, which were also analysed. A total of 1,772 pit samples were collected and analysed. The bauxite zone exposed in the pits ranged from 2.0 to 30.0 meters in thickness, and averaged 18.7 meters. ODM calculated average grades from the pit sample results. MECL’s same report shows them as 46.31% Al2O3, 4.37% SiO2, 20.34% Fe2O3, 1.78% TiO2, and 23.71% LOI.

Both ODM and MECL sampled the drill holes in their respective programmes, employing the same technique. Casing shoes were used in place of core barrels. The drill cuttings were carefully removed from the shoe, put into paper sleeves in the order drilled, identified by hole number and footage, and boxed. Cuttings were collected continuously across 1-meter intervals. If the upper or lower contact of the bauxite zone did not coincide exactly with a whole-integer meter mark then that particular sample was taken as a fraction of a meter. Within the bauxite zone, if “non-ore” material was recognized or suspected, then 2 sub-samples were taken from that 1-meter interval, separated by their geological contact.

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

Samples were shipped for analyses to ODM’s own laboratory in Bhubaneswar, or to MECL’s own lab in Nagpur. Minor and trace element analyses were conducted at a commercial laboratory in Bangalore operated by Esson and Co. All samples were analysed for Al2O3, SiO2, Fe2O3, TiO2, and LOI. Composite samples were anaylsed as well for V, Zn, S, P2O5, K2O, Na2O, CaO, adherent moisture, and organic carbon.

Analyses for all these radicals were determined by chemical method, employing the EDTA technique (ethylene-diamene-tetra-acetic acid), the industry standard at that time. LOI was determined thermally, by calculating the percentage loss on ignition of the resultant ash compared to the weight of the preheated sample.

Sample Preparation, Analyses And Security

Samples collected personally by the author were transported to a Canadian commercial laboratory for analyses. Determinations were performed of the major oxides by the x-ray fluorescence – fused disc method, currently recognized as a standard analytical technique. The results obtained for these samples are in general agreement with the results reported by ODM and MECL, and are shown in Appendix I.

Data Verification

In examining the technical reports authored by ODM and MECL, it became apparent to the author that the exploration-evaluation programmes were conducted in a thorough, competent manner by knowledgeable, capable persons. The programmes followed a logical sequence of steps, justified by positive results, to determine the nature and extent of the bauxite deposit, and its suitability for the production of alumina by the Bayer Process.

Discussion with OMC technical staff verified the integrity of the data.

Three site visits verified the presence of bauxite, the extent of the deposit, the grid that was established, the holes that were drilled, and the pits that were sunk. Six bauxite samples were personally collected by the author, and transported to a Canadian commercial laboratory for analyses.

Mineralogical Studies and Metallurgical Tests

Mineralogical Studies – MECL conducted a number of studies of the bauxite to determine its mineral constituents, and to identify any deleterious chemical constituents that might be present. A total of 182 studies were undertaken, including petrological studies, heavy mineral determinations, acid-alkali treatments, derivatography, and x-ray diffraction. The studies indicate that gibbsite and hematite are the main minerals present. According to Indian Bauxite Standards, metallurgical grade bauxite must contain at least 44.0% A1203. As well, the maximum and/or minimum contents of certain deleterious constituents are listed. A comparison of these Standards with the chemical composition of Gandhamardan bauxite is shown in Table II.

Table II – Indian Standards Compared to Gandhamardan Bauxite

Metallurgical Tests – Five autoclave testes were performed by MECL Separate tests were undertaken on bauxite from the upper part of the zone, where the Si02 content is higher, and on bauxite from the lower part of the some where the A1203 content is higher. Results indicate that the Bayer Process would extract 93.5% of the A1203 from the upper part of the zone, and 97 to 99% from the lower part.

Balco, in cooperation with MECL, collected 12 composite drill hole samples, and submitted them to Aluterv-FKI, an integrated aluminium producer in Budapest, Hungary. MECL’s Exploration Report, Volume I, 1980, states “….industrial tests…” were undertaken, however it does not describe the nature of these tests. The MECL report does provide the results of additional autoclave tests and chemical analyses performed by Aluterv, and it states “…The Hungarian tests indicate that for the Korba plant the Gandhamardan bauxite can be processed advantageously…”, and also that “…the deposit has a potential for low temperature technology…” The conclusions in the report state “…The immediate objective of establishing reserves of suitable categories for developing a mine to feed the Korba plant has been achieved…” MECL also states in this report that the Gandhamardan bauxite is suitable “…for use in Bayer’s process is general…”

Feasibility Study – In 1980 Balco commissioned Metallurgical and Engineering Consultants (India) Ltd. to conduct a feasibility study. Their report is titled “Feasibility Report for Development of Gandhamardan Bauxite Deposit” and is dated Feb., 1981. In this report, they state “…a mining operation could be established…with annual production of 500,000 tpy on dry basis..” Capital costs were estimated to be “…about 50 crore Rupees…” (approx. US$10.5 million), including equipment, service buildings, townsite, class I access road, ore tram line to base of hill, loading complex, and a 25-km spur rail line. This report also states “…Operating cost for mine, crushing plant, ropeway and wagon loading complex…(estimated)…as 35.28 Rupees per tonne…” (approx. US$0.75/tonne) .

The Balco feasibility study is not current. It was based upon historical estimates that are too speculative to have economic considerations applied to them, and therefore it does not conform to current NI 43-101 standards. It cannot be relied upon. The economic viability of this project has not yet been determined. Any future development of this project will be contingent to the completion of a positive feasibility or other study demonstrating its technical and economic viability.

Historical Resource Calculations

There are no current mineral resources or mineral reserves on the property. The author has not done sufficient work to reclassify the historical estimates as current mineral resources or mineral reserves, and the public should not rely on the historical estimates.

The resource estimates referred to in this Report were performed by competent geologists employed by Indian federal and/or state government agencies. As such they are considered by the author to be accurate and reliable. However, these resource estimates were not performed in accordance with NI 43-101 standards, and therefore are classified as historical estimates.

ODM and MECL independently calculated resource estimates, based exclusively on data obtained from the holes drilled at 200-meter intervals. Data obtained from the closer-spaced drill holes were also utilized, but only as a check on the validity of the calculations. Data from the inclined drill holes, and from the pits were similarly utilized for checking purposes.

The resource estimates are in-situ geological resources. No mining constraints were considered. The cutoff grades of +40 % Al2O3 and -5% SiO2 used in the calculations were specified by Balco, and were determined in anticipation of the bauxite being processed at their plant in Korba. Korba produces alumina by the Bayer Process.

A tonnage factor of 2.0 tonnes per cubic meter of bauxite was used in the calculations. This figure was based on bulk density tests performed on pit samples, and on specific gravity and porosity tests performed on pit and drill hole samples.

Three conventional techniques were followed in preparing the resource estimates – average factor and area of influence method, cross section method, and isocline (isochore) method. The first two methods are similar in that they calculate area and multiply it by thickness to determine volume. Both methods are well-suited to estimating a resource such as Gandhamardan, which is a uniform, homogeneous, horizontally-lying body.

The average factor and area of influence method is based on the assumptions that all unit blocks are uniform in shape and in grade. An area of influence is established for each vertical drill hole, as one-half the horizontal distance to an adjacent hole. In the case of peripheral holes, it is the horizontal distance to the physical limit of the bauxite zone. This area is multiplied by the thickness of the bauxite intersected in that hole to give the volume, which is then converted to tonnage. Average grades are calculated by weighing grades against tonnages.

The cross section method utilizes cross sections, in this case prepared on a scale of 1:1,000. A cross-sectional area of bauxite is determined for each hole by taking one-half the distance to adjacent holes, and multiplying this area by the linear strike influence of the hole. The volume so obtained is then converted to tonnage.

The isocline method is based on the assumptions that unit values gradually change from one point to another. Isograde maps and isochore maps are prepared, in this case 1% Al2O3 and 5 meters, respectively. The area encompassed between the respective isoclines and the two corresponding midpoints of assay value and thickness is used to estimate the resource.

Four categories of resources were established, based on the Russian system, and termed A, B, C1, and C2. The Russian system of mineral resource – mineral reserve classification does not conform to that established by the CIM. MECL’s 1980 Exploration Report, Volume I states that the Russian A Category reserves are considered to be 90% accurate, and therefore “…are suitable for mine planning”. Under the CIM’s Standards on Definition for Mineral Resources and Mineral Reserves, the Russian A Category would qualify as a measured mineral resource, however the calculation was not performed to NI 43-101 Standards, therefore they are a historic estimate, not as a resource, and there is no guarantee that it will be converted to a corresponding CIM category.

MECL’s Report describes the Russian B Category resources as being “…sufficiently detailed to allow…broad outlining of the future mining activities and development of the deposit”. B Category resources were calculated in areas where technical data were less detailed than in A Category areas, and were deemed to be 70% accurate. Under the CIM standards, the Russian B Category would be termed an indicated mineral resource, however the calculation was not performed to NI 43-101 Standards, therefore they are a historic estimate, not as a resource, and there is no guarantee that it will be converted to a corresponding CIM category.

Russian C1 Category resources were estimated for areas where the bauxite was sufficiently explored to provide a “…rough estimation of the nature of mineralization, shape and structure of the ore body…” (ibid). Accuracy of the C1 resources is considered to be 50%. Russian C2 Category resources are estimated for irregular parts of the bauxite zone, where “…insufficient exploration data…do not permit proper evaluation of shape, quality, etc.” (ibid). The resources of Block 10 fall into this category. Here the plateau is irregular in shape, and the bauxite varies in thickness. Under the CIM Standards, both the CI and C2 Categories, being 50% or less in accuracy, would be classified as an inferred mineral resource, however the calculations were not performed to NI 43-101 Standards, therefore they are historic estimates, not resources, and there is no guarantee that they will be converted to corresponding CIM categories.

B.K.Monhanty, in ODM’s Resources Evaluation Report, 1981, states the total calculated tonnage as 207.37 million tonnes with a weighted average grade of 45.75% Al2O3, 2.23% SiO2, 23.23% Fe2O3, 2.58% TiO2, 22.95% LOI. In the same report, S.M. Patnaik tabulates resource estimates for each of the 10 Blocks. His figures are shown in Table III. His calculated total tonnage is 213.43 million tonnes, with a weighted average grade of 46.50% Al2O3 and 2.49% SiO2. The 3 other radicals were not calculated.

The data acquisition and calculations were performed prior to NI 43-101 and not according to NI 43-101 Standards, therefore they are historic estimates, not resources and there is no guarantee that they will be converted to corresponding CIM categories.

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

Table III – ODM Block-Wise Historical Estimate

MECL calculated resources independently, and categorized them according to the Russian system. MECL’s 1980 Exploration Report, Volume I gives their total calculated resources as “….201.3 million tonnes averaging 46.40% Al2O3, 2.44% SiO2….”, and estimates the Fe2O3, TiO2, and LOI contents to be 2341%, 2.47%, and 24.59%, respectively. MECL’s resources estimates by category are shown in TABLE IV. The data acquisition and calculations were performed prior to NI 43-101 and not according to NI 43-101 Standards, therefore they are historic estimates, not resources.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The Report uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table IV – MECL Historical Estimate By Category

The 3 resources calculations are in fairly close agreement. The total tonnage figures differ by a maximum of only 6%, and the calculated weighted average grades by1.4% for Al2O3, 9.0% for SiO2, 0.8% for Fe2O3, 1.2% for TiO2, and 6.7% for LOI.

MECL’s historical estimates were calculated in 1980-81, and they followed the Russian system of classification. The Russian system of resource-reserve classification does not comply with the standards established by the CIM and incorporated in NI 43-101, therefore the Russian categories are only roughly equivalent to the CIM categories, and there is no guarantee that the Russian categories will be converted to corresponding CIM categories.

Hydroelectric Assets

The Company is currently reviewing alternative methods to continue development of its hydroelectric assets at Snoqualmie River. However, the Company does not intend to inject any further funding into its development, as its main focus is the Gandhamardan Project.

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

Patents and License

Rodney Smith, a former director and officer of the Company, and Colin Hall transferred all their right, title and interest in the Pisces Process and its derivatives to Balaton Power Corporation S.A. (“BSA”), a former controlling shareholder of the Company. BSA has achieved “patent pending” status on March 18, 1999 of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of the “Pisces Process.” On November 4, 2003, BSA was issued its Patent for the Pisces Process moving from a “patent pending” status.

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

Office Lease

The Company’s subsidiary CRL subleases its office space at 19 East Fourth Avenue, Hutchinson, Kansas, U.S.A. 67501. The Company leases its office space in Hutchinson pursuant to the terms of a written lease agreement. The terms of the lease is three (3) years with annual rental payments of $4,800 the first and second years and $5,400 the third year. The lease expired in January 2007 and has been renewed for another year.

Gandhamardan Project

For a description of this property, see Item 4.B “Business Overview - Gandhamardan Project.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the Company’s financial statements for the three years ended December 31, 2006 included elsewhere in this document, the section entitled “Information on the Company” in Item 4 of this document and with the section entitled “Risk Factors” in Item 3 of this document. The financial statements have been prepared in Canadian GAAP, however, Note 16 of the annual financial statements included herein provides a reconciliation to U.S. GAAP.

The Company’s audited financial statements for the fiscal year ended December 31, 2004, have been restated to make certain adjustments as disclosed in Note 16 of the December 31, 2005, annual financial statements included herein pursuant to comments from the SEC.

General Discussion

The Company is in the start-up stage and has initiated limited operations. Prior to the acquisition of CRL in October 2002, the Company was in the business of constructing, installing and selling “low impact” run-of-the-river hydroelectric power production systems which incorporated a patent pending fish protective water inlet device. Following the Acquisition of CRL in October 2002, the Company changed its focus to the exploration and development of the Gandhamardan Project. The Company is currently seeking approval from the Government in the State of Orissa to an agreement with OMC relating to the Gandhamardan project.

During the year ended December 31, 2006, the Company continued to work on the Gandhamardan Project through its wholly owned subsidiary CRL. The Company’s plan of operations for the next twelve months is to focus on the Gandhamardan Project and the Company expects to spend approximately $455,000 in that regard, including $75,000 for legal fees, $120,000 for the Bhubaneswar office and overhead and $200,000 for consultants and $60,000 for travel and logding. Although the Pisces Process remains an asset the Company plans to seek out the market potential for the Pisces Process after arrangements for the OMC and CRL agreement on the Gandhamardan Project have been consummated. Due to the limited market potential for the Pisces Process, the Company wrote down the value of the Pisces Process during its audit of the year ended December 31, 2002. The Company is also pursuing the sale of the last remaining hydroelectric site. See “Information on the Company” for more detailed information regarding the Company and its business.

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on the project in India by way of debt settlements and/or private placement of its common stock. Significant funding will be required for the exploration and development of CRL’s bauxite project for which it is planned to resolve through a joint venture or the sale of interest to members that would join CRL’s consortium. As of the date of this report, the Company has the necessary funds to carry the corporate operations expenditures for the next twelve months due to the completion of a non-broker private placement of units of common stock to accredited investors and debt settlements that occurred in March 2007.

A.	Operating Results

The Company is a development stage resource company. No revenues were reported in 2004, 2005, or 2006 from its operations. No revenues are anticipated in 2007 other than from the potential for the opportunity of CRL to promote interests in the Gandhamardan Project. The Company ceased promoting the Pisces Process in October 2002 and has since devoted over 95% of its focus on the Gandhamardan Project in India and the remaining percentage of time to the hydro electric project held by its subsidiary Snoqualmie River Hydro Inc.

The financial statements accompanying this Form 20-F are consolidated with its wholly owned subsidiary, CRL, for the years 2006, 2005 and 2004. During the 2004 fiscal year the Company wrote off $1,145,163 of investment in the joint-venture company, COMPL, which was voluntarily dissolved. The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2006. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

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

During 2006, the Company’s main expenses were general and administrative in the amount of $476,028 compared to $914,749 in 2005 and $1,239,605 for 2004. The expenditures in 2004 were related to expanded start up costs in India on CRL’s bauxite project and general corporate expenses regarding debt settlement for legal, accounting and consulting fees incurred. Expenditures were lower in 2005 because of the amount of initial expenditures paid in 2004. The 2005 expenditures included trips to India and starting up an office and staffing it in Bhubaneswar to facilitate the project. In addition the Company incurred significant legal fees in both 2004 and 2005 relating corporate filings, debt settlements and outstanding legal matters against the Company one of which was a lawsuit by a past officer of the Company. The largest debt settlement in 2004 was in the amount of $400,725 with respect to services rendered for the Gandhamardan Project. Such debt was settled through the issuance of 1,602,900 units, each unit consisting of one common share and one common share purchase warrant in the capital of the Company at a price of $0.40 per share exercisable until July 13, 2006. Subsequently, the Company recovered 362,100 of these units as they were issued in error.

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

Consulting fees for the Company increased from 2005 ($63,000) to 2006 ($425,124). This increase was the result of increased activity in 2006 requiring the use of consultants in relation to the Gandhamardan Project. In 2006 the consulting fees reflect the amount of activity incurred on the project in India plus fees incurred for shareholder relations and administrative activities for the Company. Also included in the consulting fees are accounting and auditing fees of $95,000 for 2006, which is significantly higher due to restating the audited financial statements for the 2004 fiscal year. Professional fees including legal and accounting remained about the same when comparing 2005 ($171,738) to 2006 ($173,769). Professional fees in 2004 ($207,376) were higher as this was the second year of operations following the acquisition of CRL in 2003 requiring additional legal costs.

In 2004 the Company wrote-down a $481,724 note receivable to $126,176 from Perial Ltd., which was collateralized by 25% of the profits of an oil/gas well in Kansas that became a marginal producer. During 2005 the Company converted this note receivable through a settlement agreement where the Company received a 6.25% working interest in a producing oil well for the $126,176. For further information see Notes 4 and 5 in the annual audited financial statements.

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on the project in India by way of debt settlements and/or private placement of its common stock. Significant funding will be required for the exploration and development of CRL’s bauxite project for which it is planned to resolve through a joint venture or the sale of interest to members that would join CRL’s consortium. As of the date of this report, the Company has the necessary funds to carry the corporate operations expenditures for the next twelve months due to the completion of a non-broker private placement of units of common stock to accredited investors and debt settlements that occurred in March 2007, subsequent to the end of the 2006 fiscal year. For further information see Note 15 of the financial statements and also in sections “Liquidity and Capital Resources” and also in “Financial Requirements” of this report.

Future funding sources for the Company could come from the exercise of options and warrants outstanding from private placements that could be exercised adding additional working capital to the Company. Unless CRL is successful in forming a consortium or entering into a joint venture arrangement for the exploration and development of the Gandhamardan Project, the Company will be required to assist CRL in initially raising approximately $2 million in working capital for the bauxite project in India for pre-feasibility work. However, no assurance can be given that it will be able to raise such funds.

The Company intends to hire employees and consultants on an as needed basis. At present, the Company does not expect to hire any employees as it intends to utilize consultants to facilitate any work required on its projects, primarily the Gandhamardan Project.

B.	Liquidity and Capital Resources

As of December 31, 2006 the Company’s cash position was $1,748, however, discussions were in progress to raise working capital to meet to maintain normal operations for the next year exclusive of exploration and development expenses relating to the Gandhamardan Project. The Company had assets of $230,254 on December 31, 2006 of which only $29,078 were current assets compared to $401,288 in assets on December 31, 2005 of which $332,240 was cash. The company had a negative working capital of $1,009,959 on December 31, 2006 compared to working capital of $64,390 on December 31, 2005. The decrease in working capital is directly related to the reduction in cash on hand and the amount of accounts payable incurred in 2006 in relation to work being conducted on the Gandhamardan Project and the Company did not complete any funding arrangements in 2006.

The Company relies on the issuance of share capital to raise capital. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company.

The liabilities of the Company on December 31, 2006 were $1,039,037 of which $797,816 was paid subsequent to the end of the year through a combination of debt settlement agreements and cash payments. The debt settlement was the results of the Company completing a non-brokered private placement subsequent to December 31, 2006 (March 22, 2007) to accredited investors of $841,000 totaling 4,205,000 units. Each unit consists of one common share and one-unit purchase warrant, at a price of US$0.20 per unit. Each unit purchase warrant is exercisable to purchase a further unit (“Warrant Unit”) on or before March 21, 2009, at US$0.25 per Warrant Unit. Each Warrant Unit is exercisable to purchase a further common share on or before March 21, 2010, at a price of US$0.30 per share. A finder’s fee was paid on this placement in the amount of US$66,100. The Company also at the same time completed the settlement of US$578,124 in outstanding debt through the issuance of 2,890,520 units on the same terms as the units issued in the private placement. A further debt of US$92,900 has been settled through the issuance of 333,000 common share purchase warrants. Each of these warrants is exercisable to purchase a further common share on or before December 16, 2007, at a price of US$0.40.

As at December 31, 2006, the Company had an accumulated deficit of $7,196,173 compared to $6,121,824 on December 31, 2005. This increase in deficit is due directly to the increased expenditures related to the Gandhamardan Project, which resulted in losses totaling $1,074,349 in 2006. This loss was from expenditures incurred for operations of the Company and more significantly came from meeting the costs of its subsidiary, CRL, on the Gandhamardan Project in India. At yearend, December 31, 2006, the Company had a working capital deficit of $1,009,959.

During 2004 and 2005 the Company reduced its liabilities through debt settlements. On December 31, 2004, the Company’s liabilities were $488,618 compared to $1,700,817 on December 31, 2003. During the fiscal year ended December 31, 2005 the Company entered into a settlement agreement with RoyCap Inc. to further reduce its debt by $179,779 plus other debt settlements for legal services totaling $75,110. The RoyCap debt was incurred in February 2002 from loans that were to be paid by the Company through the issuance of common shares that failed because of a decrease in the price of the Company’s common stock.

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

During the 2005 fiscal year the Company raised a total of $240,000 through private placements of 750,000 units of the Company’s common stock and is reported as $189,990 in Note 9 of the annual audited financial statements with the difference being that portion allocated to paid in capital. Each unit consisted of one common share and one common share purchase warrant exercisable until September 9, 2007 at $0.44 per share. The Company also settled debt of $269,824 during the 2005 fiscal year through the issuance of 479,857 common shares of the Company’s stock and is reported as $254,889 in note 9 of the financial statements with the difference being that portion allocated to paid in capital. In addition to the private placement and the debt settlements the Company also received $400,000 during the 2005 fiscal year from warrants exercised to purchase 1,000,000 common shares.

During the 2006 fiscal year the Company did not raise any capital through private placement of its common shares or had any warrant or options exercised. Subsequent to yearend the Company completed a private placement and debt settlements to raise additional funds for the Company’s operations. For further information see Note 15 of the audited financial statements.

In March 2007, the Company received gross proceeds of US$841,000 for a non-brokered private placements totaling 4,205,000 units of Balaton as follows: A placement of 4,205,000 units, each unit consisting of one common share and one-unit purchase warrant, at a price of US$0.20 per unit. Each unit purchase warrant is exercisable to purchase a further unit (“Warrant Unit”) on or before March 21, 2009, at US$0.25 per Warrant Unit. Each Warrant Unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to purchase a further common share on or before March 21, 2010, at a price of US$0.30 per share.

In March 2007, the Company also completed the settlement of US$578,124 outstanding debt through the issuance of a 2,890,520 units on the same terms as the units issued in the private placement. A further debt of US$92,900 has been settled through the issuance of 333,000 common shares and 333,000 share purchase warrants. Each of these warrants is exercisable to purchase a further common share on or before December 16, 2007, at a price of US$0.40.

During the 2004 fiscal year the Company purchased 500,000 common shares of stock in a private corporation known as Cumberland Continental Corp. a company that has invested in the software industry. Cumberland has plans to go public which will create liquidity for the investment made by the Company.

The Company resolved a lawsuit on September 1, 2005, with Ronald Brown, a former president of the Company with cash payments totalling $100,000 and 0.5% of any proceeds the Company or its subsidiary receives from the sale of its project in India with a limit not to exceed $5,000,000. Management of the Company does not view this contingent liability as a major detriment to the Company’s overall performance as the $100,000 cash payment has been paid.

On March 29, 2004 a separate legal action was brought against the Company by a person associated with Balaton Power Corporation S.A. claiming to have acquired stock in the Company. Management does not believe this legal matter has any merit and considers the contingent liability of this matter to be virtually nil.

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

F.	Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less Than	One to Three	Three to	More than
		One Year	Years	Five Years	Five Years
Related Party Loans(1)	170,475	-	170,475	-	-
Related Party Accounts	59,168	59,168	-	-	-
Payable

(1) This loan is from a shareholder of the Company and subsequent to fiscal year end this loan has been fully repaid.

G.	Safe Harbour

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

Nicole Bouthillier, Director

Ms. Nicole Bouthillier, age 56, has been an independent business consultant in Montreal since 2001. Prior to starting her own consulting business she worked for Scotia McLeod as an Investment Executive starting with them in 1987. Ms. Bouthillier became a director on November 22, 2005.

B.	Compensation

The Company has no standard arrangement pursuant to which directors and officers are compensated by the Company for their services in their capacity as directors and/or officers other than the unissued treasury shares reserved for the grant of directors’ stock options. Total compensation of $70,000 was paid to directors and/or officers during the Company’s financial year ended December 31, 2006.

The Company intends to form a compensation committee when working capital is sufficient to carry on the Company’s operations to consider compensation to management, officers and directors.

The shareholders approved at the Annual General Meeting in June 2004 the issuance of options to the Company’s officers and directors to purchase 1,300,000 shares at $0.40 expiring on June 25, 2009 and also approved at the Annual General Meeting in August 2005 the issuance of options to the Company’s officers and directors to purchase 300,000 shares at $0.40 expiring on August 22, 2008.

Summary Compensation Table

During the Company’s financial year ended December 31, 2006, the aggregate direct remuneration paid or payable to the Company’s directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $70,000 . The compensation paid to the Company’s directors and officers during the most recently completed financial year is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Michael Rosa President and Chief Executive Officer	2006	Nil	20,000	14,000	Nil	Nil	Nil	Nil
Robert Wyllie Chief Financial Officer	2006	Nil	20,000	Nil	Nil	Nil	Nil	Nil
Nicole Bouthillier Director	2006	Nil	10,000	Nil	Nil	Nil	Nil	Nil
David Wynn Director	2006	Nil	10,000	Nil	Nil	Nil	Nil	Nil
Karen Evans(1) Secretary	2006	Nil	10,000	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	As at the date of this annual report, Karen Evans no longer serves as Secretary of the Company but she did receive $10,000 as compensation for her term served in fiscal 2006.

No stock options were exercised during 2006. See “Share Ownership” below for more information on our outstanding stock options.

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

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Mr. Rosa and Mr. Wyllie have both served as directors of the Company since January 31, 2003. Mr. Wynn joined the Company’s Board of Directors on June 25, 2004. Ms. Nicole

Bouthillier joined the Company’s Board of Directors on November 24, 2005 subsequent to the death of Mr. Burdett, who was a director and officer since February 1, 2003. The Company’s officers are appointed by the Board of Directors after each annual meeting of the Company’s shareholders and hold office until their death, or until they resign or have been removed from office. The Company has an audit committee on which Michael Rosa, Robert Wyllie and David C. Wynn are members . The Company currently does not have a compensation or executive committee. There are no director service contracts that provide for benefits upon termination.

D.	Employees

The Company has no employees other than its officers and directors. The Company has two directors/officers involved in management and administration of the Company, Mr. Michael Rosa and Mr. Robert Wyllie.

E.	Share Ownership

Common Shares

Security Holdings of Directors and Officers

Name of Insider	Shares owned or beneficially controlled	Percentage of 83,453,737 outstanding common shares
Michael Rosa	138,000 (1)	*
Robert Wyllie	150,000 (2)	*
David C. Wynn	220,000 (3)	*
Nicole Bouthillier	50,000 (4)	*
TOTAL:	558,000

*	Less than 1%.
(1)

In addition, Mr. Rosa holds 400,000 options to purchase Shares at an exercise price of US$0.40. Of those options 300,000 options will expire on June 25, 2009 and 100,000 options will expire on August 22, 2008. He also holds 100,000 Warrant Units to purchase one Share and one unit purchase warrant at an exercise price of US$0.25 each, expiring on March 21, 2009. Each unit purchase warrant is exercisable into one Share and one Share purchase warrant exercisable on or before March 21, 2010 at a price of $0.30 each.

(2)

In addition, Mr. Wyllie holds 400,000 options to purchase Shares at an exercise price of US$0.40. 300,000 options will expire on June 25, 2009 and 100,000 options will expire on August 22, 2008. He also holds 100,000 Warrant Units to purchase one common share and one unit purchase warrant at an exercise price of US$0.25 each, expiring on March 21, 2009. Each unit purchase warrant is exercisable into one Share and one Share purchase warrant exercisable on or before March 21, 2010 at a price of $0.30 each.

(3)

In addition, Mr. Wynn holds 400,000 options to purchase Shares at an exercise price of US$0.40. Of those options 300,000 options will expire on June 25, 2009 and 100,000 options will expire on August 22, 2008. He also holds 50,000 Warrant Units to purchase one Share and one unit purchase warrant at an exercise price of US$0.25 each, expiring on March 21, 2009. Each unit purchase warrant is exercisable into one Share and one Share purchase warrant exercisable on or before March 21, 2010 at a price of $0.30 each.

(4)

In addition, Ms. Bouthillier also holds 50,000 Warrants Units to purchase one Share and one unit purchase warrant at an exercise price of US$0.25 each, expiring on March 21, 2009. Each unit purchase warrant is exercisable into one Share and one Share purchase warrant exercisable on or before March 21, 2010 at a price of $0.30 each.

Options:

On May 15, 2006, the Company had stock options expire for a total of 2,500,000 shares. Previous officers and directors of the Company held these stock options. These stock options were initially scheduled to expire on September 30, 2005. However, these stock options were extended twice -- first until December 31, 2005 and then again until May 15, 2006 at which time they expired.

The following chart details all outstanding options as at June 29, 2007:

Under the 2004 Share Option Plan
Name of Officer/Director	Amount of Securities	Exercise Price	Expiration Date For Options	Percentage of Total Options Issued
Michael Rosa	300,000	US$0.40	June 25, 2009	21.4
David C. Wynn	300,000	US$0.40	June 25, 2009	21.4
Robert Wyllie	300,000	US$0.40	June 25, 2009	21.4

Michael Rosa	100,000	US$0.40	August 22, 2008	7.14
David C. Wynn	100,000	US$0.40	August 22, 2008	7.14
Robert Wyllie	100,000	US$0.40	August 22, 2008	7.14
Total(1)	1,200,000	-	-	85.6

(1) A total of 1,400,000 options have been issued, with 200,000 options being issued to consultants of the Company that are neither officers nor directors.

Stock Option Plans and Long-Term Incentive Plan Awards

The Company has not in the past adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company’s officers and directors other than as described herein. However, the Company has granted incentive stock options on an individual basis to provide compensation for performance.

2004 Stock Option Plan

At the 2004 annual meeting of the Company the shareholders approved for the Company to adopt a stock option plan (the “Plan”) in order to attract and retain employees and consultants and to provide additional incentive for directors, officers, employees and consultants, upon whose efforts and judgment the success of the Company is largely dependent, in order to grant either non-qualified stock options (“NQSO Options”) or incentive stock options (“ISO Options”) under the features provided for by the Code. Both NQSO Options and ISO Options (together, the “Options”) are available for grant under the Plan. The following summary of the material terms of the Plan is not complete and is qualified in its entirety by reference to the Plan, a copy of which [has been filed with the SEC.]

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

Stock Subject To The Plan

The total number of common shares allotted and reserved for issuance under the Plan is 3,000,000 common shares, equivalent to approximately 4.39% of the issued and outstanding share capital of the Company, as at June 30, 2004. At the time of this report, the 3,000,000 common shares allocated for the Stock Option Plan represented 3.59% of the issued and outstanding shares. Such common shares will be reserved for Options to be granted at the discretion of the Committee. Options to purchase an aggregate of 1,400,000 common shares have been granted under the Plan and are outstanding as of June 29, 2007.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Perial Ltd. holds 25,000,000 common shares or 29.96% of all issued and outstanding shares as at June 29, 2007. There are currently no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. As at June 29, 2007, the total number of common shares held by US residents is 22,614,666 or 27.1% held by 109 shareholders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company’s common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class
Perial Ltd. 191 Eglinton Avenue East Suite 302 Toronto, Ontario Canada M4P 1K1	25,000,000	Shareholder	29.96

B.	Related Party Transactions

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

A shareholder of the Company advanced $89,351 to the Company during the year 2006. As of the year-end, the balance still remained unpaid, however, this debt was paid subsequent to year end.

A shareholder of the Company was owed $81,124 on December 31, 2006 for advances made during 2004 and 2005, which was paid subsequent to year end through a debt settlement where the Company issued 405,620 units. Each unit consisting of one common share and one-unit purchase warrant. This settlement was a part of the settlement agreements entered into on March 22, 2007 as disclosed in Note 15 of the audited financial statements.

As of December 31, 2006, the Company owed a shareholder $52,273 for expenses incurred on behalf of the Company. Subsequent to the end of the fiscal year this amount was paid in full in cash.

The Officers and Directors received compensation totaling $70,000 in 2006.

There are no additional interests of management in transactions involving the Company except for those stated in the Notes to the Financial Statements.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements” and Item 3.A “Selected Financial Data” of this document.

Legal Proceedings

Other than as disclosed herein, No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any director or officer of the Company in his or her capacity other than as disclosed herein.

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

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B.	Significant Changes

Not Applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company’s common stock were as follows in U.S. Dollars:

	2006	2005	2004	2003	2002
High (U.S. $)	$0.50	$0.80	$1.00	$0.17	$0.95
Low (U.S. $)	$0.20	$0.35	$0.16	$0.06	$0.02

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows

			2006				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High (U.S. $)	$0.47	$0.41	$0.48	$0.50	$0.80	$0.63	$0.58	$0.47
Low (U.S. $)	$0.27	$0.20	$0.20	$0.23	$0.48	$0.40	$0.36	$0.35

For the most recent six months, the high and low market prices for each month for the Company’s common stock were as follows:

	May 07	Apr 07	Mar 07	Feb 07	Jan 07	Dec 06
High (U.S. $)	$0.50	$0.34	$0.40	$0.37	$0.34	$0.36
Low (U.S. $)	$0.25	$0.28	$0.25	$0.28	$0.29	$0.26

B.	Plan of Distribution

Not applicable.

C.	Markets

The shares of the Company have traded on the Over-the-Counter Bulletin Board Quotation System under the symbol “BPWRF” since November 26, 2001.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Information regarding the Company’s Memorandum and Articles of Association is set out in the Company’s Annual Report on Form 20-F filed July 15, 2002 and is incorporated herein by reference and is hereby confirmed that this information has not changed since the filing on July 15, 2002.

C.	Material Contracts

Joint Venture Agreement dated April 18, 1997

On April 18, 1997, Continental entered the Joint Venture Agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and exploit the Gandhamardan Bauxite Deposit. Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental’s proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration. Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. During 2004, COMPL was voluntarily dissolved at the request of OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the new terms and conditions of the new agreement being submitted to the Orissa Government for approval between OMC and CRL. As of the date of this annual report, the approval for the new agreement between OMC and CRL has not been received from the Orissa Government.

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

Loan Agreement dated March 22, 2005

On March 22, 2005, the Company received from City Source Net Corp. $US92,900 as a loan for working capital. The loan was for two years bearing 6.5% interest all due on March 21, 2007. The loan has been repaid in full through the issuance of 333,000 common shares and 333,000 share purchase warrants. Each of these warrants is exercisable to purchase a further common share on or before December 16, 2007, at a price of US$0.40. City Source Net Corp. is a shareholder of the Company but is not considered to be a related party to the Company.

D.	Exchange Controls

The Company is a corporation incorporated under the laws of the Province of British Columbia, Canada. Canada has no system of exchange controls. There are no exchange restrictions on borrowings from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the “ICA”) enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the ICA. For the purposes of the ICA, “control” can be acquired through the acquisition of all or substantially all of the assets used in carrying on the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the ICA, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact by the acquirer through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

To the best of the registrant’s knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock. Any such remittance to United States’ residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the ICA provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

(a)	encourage investment in Canada that contributes to economic growth and employment; and

(b)	provide for the review of significant investments in Canada by non-Canadians to ensure such benefit to Canada.

All investments that meet the following criteria are subject to a review:

(a)	direct acquisition of control of an existing Canadian business with assets of five million dollars or more by a non-WTO investor;

(b)	indirect acquisition of an existing Canadian business with assets of fifty million dollars or more by a non-WTO investor;

(c)	indirect acquisition of control of an existing Canadian business with assets of five million dollars or more where the assets of the Canadian business being acquired exceed 50% of the total assets involved in the worldwide transaction;

(d)	direct acquisition of control of an existing Canadian business with assets of $281 million dollars or more by a WTO investor; and

(e)	investments in prescribed areas related to cultural heritage or national identity where the discretionary authority to review is exercised

E.	Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more Common Shares of the Company, and who at all material times and for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with the Corporation, holds all Common Shares solely as capital property, is a nonresident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Corporation’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common Shares applicable to the Investor’s particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share is “taxable Canadian property”, and is not “treaty-protected property”, of the Investor for purposes of the Canadian Act. A Common Share that is disposed of by an Investor will generally not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm’s length, alone or together at any time in the 60 months immediately preceding the disposition owned 25% or more of the issued shares of any class of the capital stock of the Corporation. In addition, the Common Share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act.

An Investor whose Common Shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more Common Shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefor exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor’s reasonable costs of disposition. The Investor will be required to include one half of any such capital gain (taxable capital gain) in the Investor’s taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Investor’s taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains included in the Investor’s taxable income earned in Canada in any of the three preceding taxation years or in any subsequent taxation year.

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by the Corporation to the Investor on a Common Share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. In accordance with the Treaty, the rate of withholding tax applicable to a dividend paid on a Common Share to an eligible Investor who is a resident of the United States for the purposes of the Treaty and who takes appropriate steps, is 5% if the Investor is a company that owns at least 10% of the voting stock of the Corporation, and 15% in any other case, of the gross amount of the dividend. The Corporation will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.

Investors are advised to consult their tax advisors with respect to the tax implications of acquiring, holding or disposing of Common Shares and the application of any applicable income tax treaty.

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

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company, 16678 77th Avenue, Surrey, BC V3S 8G1 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. or at www.sec.gov.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006, being the date of our most recently completed year. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Principal Accounting Officer, to allow timely decisions regarding required disclosure. A control system, however, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

During the fiscal year ended December 31, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

The aggregate fees billed by the auditors to the Company were US$ 95,000 and US$60,000 for the fiscal years ended 2006 and 2005, respectively. These fees relate only to the audit of the Company’s financial statements and are separate from any accounting, bookkeeping or tax preparation fees incurred by the Company.

B.	Audit-Related Fees

$29,177.04 - “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

C.	Tax Fees

Nil

D.	All Other Fees

Nil

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s audited financial statements for the years ended December 31, 2006 and 2005, including the following:

1.	Independent Auditors’ Report of Killman, Murrell & Company, P.C. dated April 25, 2007.

2.	Consolidated Balance Sheets as at December 31, 2006 and December 31, 2005.

3.	Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.

4.	Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005.

5.	Notes to the Consolidated Financial Statements.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

BALATON POWER INC.

Consolidated Financial Statements

(United States Dollars)

December 31, 2006 and 2005

BALATON POWER INC.

INDEX

December 31, 2006 and 2005

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
BALATON POWER INC.

We have audited the consolidated balance sheet of BALATON POWER INC. as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2006, and the results of its operations and cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2005 and 2004 and for each of the years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 23, 2006.

Killman, Murrell & Company, P.C.
Odessa, Texas, United States
April 25, 2007

Comments by Auditors for U.S. Readers on Canada – United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated April 25, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Killman, Murrell & Company, P.C.
Odessa, Texas, United States
April 25, 2007

BALATON POWER INC.		Statement I
Consolidated Balance Sheets
As at December 31, 2006 and 2005
(United States Dollars)

	2006	2005

ASSETS
CURRENT
Cash	$1,748	$332,240
Loans receivable (Note 3)	-	34,556
Prepaid expenses	27,330	34,492

	29,078	401,288
Note receivable (Note 4)	-	-
Investments (Note 5)	201,176	201,176

	$230,254	$602,464

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$809,394	$255,774
Accounts payable (Note 13) - Related Party	59,168	-
Convertible debt (Note 7)	-	-
Loan payable (Note 8) - Related Party	170,475	81,124

	1,039,037	336,898

SHAREHOLDERS’ (DEFICIENCY) EQUITY
COMMITMENT TO ISSUE SHARES	16,149	16,149
SHARE CAPITAL (Note 9)	4,958,884	4,958,884
CONTRIBUTED SURPLUS	1,412,357	1,412,357
DEFICIT – Statement II	(7,196,173)	(6,121,824)

	(808,783)	265,566

	$230,254	$602,464

APPROVED ON BEHALF OF THE BOARD

/s/ Robert Wyllie, Director

/s/ Michael Rosa, Director

The accompanying notes are an integral part of these consolidated financial statements.

BALATON POWER INC.			Statement II
Consolidated Statements of Operations and Deficit
For the Years Ended December 31, 2006, 2005 and 2004
(United States Dollars)

	2006	2005	2004

REVENUE	$-	$-	$-

EXPENSES
Administration and general	476,028	914,749	1,239,605
Consulting fees and commissions	425,124	63,000	245,882
Professional fees	173,769	171,738	207,376
Interest	-	-	13,040
Write down of loan receivable	-	-	355,548

	1,074,921	1,149,487	2,061,451

OTHER INCOME (EXPENSE)
Oil Income	5,793	-	-
Oil Expense	(6,587)	-	-
Interest Income (Expense)	1,366	-	-
		-	-
	(572)	-	-

NET LOSS FOR THE YEAR	1,074,349	1,149,487	2,061,451

DEFICIT, BEGINNING OF YEAR	6,121,824	4,972,337	2,910,886

DEFICIT, END OF YEAR	$7,196,173	$6,121,824	$4,972,337

LOSS PER COMMON SHARE
Basic	($ 0.01)	($ 0.02)	($ 0.03)
Diluted	($ 0.01)	($ 0.02)	($ 0.03)

AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING	76,025,117	75,125,178	69,679,959

AVERAGE NUMBER OF DILUTED SHARES
OUTSTANDING	78,788,831	85,107,418	77,845,996

The accompanying notes are an integral part of these consolidated financial statements.

BALATON POWER INC.			Statement III
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006, 2005 and 2004
(United States Dollars)

	2006	2005	2004

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss for the year	($1,074,349)	($1,149,487)	($2,061,451)
Adjustments for items not affecting cash
Gain on disposition included in administration
and general expense	-	-	(56,613)
Shares issued for services	-	269,826	525,859
Write down of loan receivable	-	-	355,548
Settlement of convertible debt	-	(179,779)	-
Fair value of stock options granted	-	166,968	602,964

	(1,074,349)	(892,472)	(633,693)
Changes in non-cash working capital components
Prepaid expenses	7,162	(4,592)	(28,659)
Accounts payable and accrued liabilities	612,788	28,060	24,762

Cash provided by (used in) operating activities	(454,399)	(869,004)	(637,590)

INVESTING ACTIVITIES
Investment in shares of private company	-	-	(75,000)

FINANCING ACTIVITIES
Loan receivable	34,556	29,412	(63,968)
Loan payable	89,351	-	51,124
Issue of share capital, warrants and share
Subscriptions	-	732,900	1,159,676

	123,907	762,312	1,146,832

NET INCREASE (DECREASE) IN CASH	(330,492)	(106,692)	434,242

CASH, BEGINNING OF YEAR	332,240	438,932	4,690

CASH, END OF YEAR	$1,748	$332,240	$438,932
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
Cash paid during the year for:
Interest expense	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company, Balaton Power Inc. (“BPI”) was incorporated under the British Columbia Business Corporations Act on June 25, 1986. Prior to the acquisition/merger with Continental Resources (USA) Ltd. (“CRL”) in October 2002 (the “Acquisition”), the Company was in the construction, installation and sale of “low impact” run-of-the-river hydroelectric power production systems (the “System”), which incorporated a patent pending fish protective water inlet device (the “Pisces Process”). Following the Acquisition, the Company changed its primary business to exploring and developing the Gandhamardan Bauxite Deposit. The Acquisition was treated as a reverse takeover of the Company. However, in accordance with EIC-10, the transaction is a capital transaction in substance rather than a business combination. The purchase method has been applied by CRL and the net liability of BPI has been charged to the deficit. The transaction was an asset acquisition by the Company and not a business combination. Accordingly, while the Company will have issued sufficient shares such that control of the Company was acquired by the shareholders of CRL, the transaction was not accounted for as a reverse takeover.

The consolidated financial statements of the combined entity are issued under the name of the legal parent, BPI, but are considered a continuation of the financial statements of the legal subsidiary CRL.

The Company through CRL, its subsidiary, is negotiating with Orissa Mining Corp. to develop a bauxite deposit in the state of Orissa in India subject to Orissa State government approval.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

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
December 31, 2006 and 2005
(United States Dollars)

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

Going Concern

The financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses and during 2006, utilized $454,399 of cash in operations. At December 31, 2006, the Company reported a deficit of $7,196,173 and continues to expend cash amounts that significantly exceed revenues. These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including possible private placements to raise capital in fiscal 2007. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

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
December 31, 2006 and 2005
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
December 31, 2006 and 2005
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

In December 2005, the Company agreed to accept a 6.25% working interest in an oil well owned by Perial Ltd. Cash flows are expected from the sale of oil extracted from the well. This settlement resulted in a writedown of the note receivable from $481,724 to $126,176 (see Note 5).

5.	INVESTMENTS

	2006	2005
Interest in oil well	$126,176	$126,176
Common shares in Cumberland Continental Corp.	75,000	75,000
	$201,176	$201,176

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

Cumberland Continental Corp. is in the computer software business and is currently attempting a registration on the Nasdaq OTCBB. There were no operations in either 2006 or 2005. The Company evaluates the carrying value of this asset each year to determine if facts and circumstances indicate that the cost of this asset may be impaired. No impairment has been made to the carrying value of this asset.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

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

On February 11, 2002, the Company entered into a loan agreement arranged by S. J. Roth Capital Placement Inc. Under the terms of the agreement, the Lender was to make four consecutive loans to the Company, each loan in the amount of $125,000 ("the loans"). Each loan was to be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and all were to mature on December 31, 2002. Each loan had conversion privileges whereby the Lender could convert each of the loans or any portion thereof outstanding, including interest, into "Units". Each Unit was to consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company one additional common share at an exercise price of $0.50 at any time prior to the expiry date of December 31, 2004.

The Company received only $163,436 under the terms of these loans and incurred a penalty of $16,343.

During 2005, the Company settled this debt for a payment of $100,000 and the issuance of 100,000 restricted common shares.

8.	LOAN PAYABLE – RELATED PARTY

The loan payable is unsecured and due to a shareholder of the Company and a company controlled by this shareholder and bears interest at 6.5% per annum. The loan was extended to December 31, 2007.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

9.	SHARE CAPITAL

Authorized: 700,000,000 common shares without par value

Issued and fully paid:	Shares	Amount

Balance, December 31, 2002	64,988,194	$2,598,000
Issued for fees and services	1,174,020	117,402
Private placements for cash	600,000	23,000

Balance, December 31, 2003	66,762,214	2,738,402
Private placements for cash	1,600,000	86,321
Exercise of warrants	2,953,333	807,167
Issued for fees and services	1,883,958	476,992
Issued on settlement of debt	595,755	5,123

Balance, December 31, 2004	73,795,260	4,114,005
Private placements for cash	750,000	175,053
Exercise of warrants	1,000,000	400,000
Issued on settlement of debt	479,857	269,826

Balance, December 31, 2005 and 2006	76,025,117	$4,958,884

Commitment to issue shares*	333,000	$16,149

*The Company sold 333,000 Units (common shares and warrants) for net proceeds of $92,900 ($99,900 less a $7,000 fee), which was received by the Company during 2005. The value of the warrants allocated to Contributed Surplus was $76,751. These shares for this private placement have not been issued as of December 31, 2006.

Contributed Surplus

Balance, December 31, 2003	$-
Company debt assumed by a shareholder	46,379
Fair value of purchase warrants issued	531,099
Fair value of stock options granted	602,964

Balance, December 31, 2004	1,180,442
Fair value of purchase warrants issued	64,947
Fair value of stock options granted	166,968

Balance, December 31, 2005 and 2006	$1,412,357

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

9.	SHARE CAPITAL (continued)

Warrants

Balance, December 31, 2004	4,128,137
Exercised	(1,000,000)
Issued in 2005	963,714

Balance, December 31, 2005	4,091,851
Expired	(3,128,137)

Balance, December 31, 2006	963,714

At December 31, 2006, the following warrants were outstanding:

Amount	Price	Expiry
125,000	0.66	February 21, 2007
838,714	0.44	September 9, 2007

963,714

At December 31, 2006, the following stock options were outstanding:

400,000	0.50	January 31, 2007
900,000	0.40	June 25, 2009
200,000	0.50	October 6, 2009
300,000	0.40	August 22, 2008

1,800,000

10.	STOCK-BASED COMPENSATION

Under the stock option plan, the Company may grant options to its officers, directors and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

10.	STOCK-BASED COMPENSATION (continued)

A summary of the status of the Company’s employee stock option plan as of December 31, 2006 and 2005 and changes during the years then ended are as follows:

		2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Outstanding, beginning of year	4,800,000	$0.46	4,400,000	$0.47
Expired	(3,000,000)	$0.50	-	-
Granted	-	-	400,000	0.41

Outstanding, end of year	1,800,000	$0.43	4,800,000	$0.46

Options exercisable, end of year	1,800,000	$0.43	4,800,000	$0.46

Stock options issued in 2005 are valued using the Black Scholes option pricing model with the following assumptions: risk free interest rate of 3.50%, expected life of 3 years, expected volatility of 313% and no dividends.

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

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2006	2005
Combined federal and provincial income tax rates	34%	34%

Loss before income taxes	($1,074,349)	($1,149,487)

Expected income tax (recovery)	(365,000)	(390,000)
Non-deductible expenses	-	56,000
Valuation allowance	365,000	334,000

Actual income taxes	$-	$-

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

11.	INCOME TAXES (continued)

The significant components of the Company’s future income taxes are as follows:

Future income tax assets
Net operating losses carried forward	$3,822,000	$1,824,000
Valuation allowance for future income taxes	3,822,000	1,824,000
	$-	$-

The Company has accumulated potential tax benefits coming from losses carried forward. The related tax benefits will be recorded when realized. They expire as follows:

The non-capital losses expire as follows:	Losses

2019	$317,000
2020	394,000
2024	1,102,000
2025	1,085,000
2026	1,053,000

$3,951,000

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value disclosure

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

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

13.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

The Company had an outstanding payable to its officers and directors for their compensation for the year totaling $70,000.

A shareholder of the Company advanced $89,351 (2005- $81,124) to the Company during the year. The loan bears interest at 6.5% per annum. Interest and principal are payable at maturity on December 31, 2007. As of the year-end, the balance still remains unpaid.

During 2005, 254,857 common shares were issued in exchange for fees and services in the amount of $78,231.

During 2005, 125,000 common shares were issued to a shareholder to settle outstanding third party debt totalling $80,396.

During 2005, a related company was advanced funds in the amount of $13,070; which is included in loans receivable. The balance as of December 31, 2006 was $6,894.

As of December 31, 2006, the Company owed a shareholder $52,273 for expenses incurred on behalf of the Company.

During 2006 a shareholder of the Company held in his personal bank account Company funds in the amount of $Nil; (2005 - $21,486) which has been reflected as a loan receivable.

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

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

15.	SUBSEQUENT EVENTS

During March of 2007 the Company closed a private placement of 4,205,000 units at a price of US $0.20 per unit for gross proceeds of $841,000. Each unit consists of 1 common share and 1 unit purchase warrant exercisable to March 21, 2009 at US $0.25 per unit warrant. Each unit warrant is exercisable into one common share and one common share purchase warrant exercisable on or before March 21, 2010 at a price of $0.30 per warrant.

The Company also settled US$578,124 in outstanding debts through the issuance of 2,890,520 units on the same terms as the units issued in the private placement. A further debt of US$92,900 has been settled through the issuance of 333,000 common shares and 333,000 share purchase warrants. Each of these warrants is exercisable to purchase a further common share on or before December 16, 2007, at a price of US$0.40.

16.	COMMENTS FOR U.S. READERS

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

The consolidated financial statements of the Company for the years ended December 31, 2006 and 2005 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“U.S. GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2006 and 2005 if U.S. GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2006 and 2005 if U.S. GAAP were employed.

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2006 and 2005, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

BALATON POWER INC.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(United States Dollars)

16.	COMMENTS FOR U.S. READERS (continued)

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called “additional paid in capital”.

17.	STATEMENT OF SHAREHOLDERS’ DEFICIENCY

	Share Capital		Contributed	Commitment		Share
	Shares	Amount	Surplus	To issue shares		Subscription	Deficit	Total

Balance, December 31, 2003	66,762,214	$2,738,402	$-	$-		$77,490	( $2,910,886)	( $ 94,994)

Cancellation of share subscription	-	-	-	-		(77,490)	-	(77,490)
Private placements	1,600,000	86,321	420,430	-		-	-	506,751
Exercise of warrants	2,953,333	807,167	-	-		-	-	807,167
Settlement of debt	595,755	5,123	110,668	-		-	-	115,791
Issued for services	1,883,958	476,992	-	-		-	-	476,992
Share subscription receivable	-	-	-	-		(92,900)	-	(92,900)
Commitment to Issue Shares	-	-	-	16,149		-	-	16,149
Debt assumed by a shareholder			46,379	-				46,379
Fair value of stock options	-	-	602,965	-		-	-	602,965
Net loss	-	-	-	-		-	(2,061,451)	(2,061,451)

Balance, December 31, 2004	73,795,260	4,114,005	1,180,442	16,149		(92,900)	(4,972,337)	245,359

Private placements	750,000	175,053	64,947	-		-	-	240,000
Exercise of warrants	1,000,000	400,000	-	-		-	-	400,000
Settlement of debt	479,857	269,826	-	-		-	-	269,826
Issued for services	-	-	-	-		-	-	-
Fair value of stock options	-	-	166,968	-		-	-	166,968
Share subscription receivable*	-	-	-	-		92,900	-	92,900
Net loss	-	-	-	-		-	(1,149,487)	(1,149,487)

Balance, December 31, 2005	76,025,117	4,958,884	1,412,357	16,149		-	(6,121,824)	265,566

Net Loss	-	-	-	-		-	1,074,349	1,074,349

Balance December 31, 2006	76,025,117	$4,958,884	$1,412,357	$16,149	$	- _	( $7,196,173)	( $ 808,783)

ITEM 19.	EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
4.1	Stock Exchange Agreement dated September 30, 2002 between Balaton Power Inc. and Perial Ltd.(1)
4.2	Stock Option Plan(1)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)
13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)

(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (SEC File No. 000-32255) filed on July 15, 2004, and incorporated by reference herein.
(2)	Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

SIGNATURES

The Company certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BALATON POWER INC.

/s/ Robert Wyllie
ROBERT WYLLIE
Chief Financial Officer

DATED: July 16, 2007