Form 20-F
period 2007-12-31
BALATON POWER INC
filed 2008-07-15
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐        SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Number of outstanding shares of the Company's only class of capital or common stock as at December 31, 2007 was 83,453,737 common shares without par value.

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

YES      [X]                                              NO     [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer   [ ]            Accelerated filer   [ ]            Non-accelerated filer   [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued [ ] by the International Accounting Standards Board	Other [ ]

If "other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17   [ ]                       Item 18   [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES      [ ]                                              NO     [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by checkmark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES              [  ]                                NO            [  ]     N/A

ii

iii

Glossary
Term	Definition
Acquisition	The Company's acquisition of CRL in October 2002
Balco	Bharat Aluminium Co.
Bayer Process	A method of producing alumina from bauxite by heating it in a sodium hydroxide solution
BRIMAC	Balaton Remote Integrated Monitoring and Control System
BSA	Balaton Power Corporation S.A.
CDN GAAP	Generally accepted accounting principles in Canada
CFC	Controlled foreign corporation
CIMM	Canadian Institute of Mining and Metallurgy
Code	Internal Revenue Code
Committee	Board of directors of the Company who will be Plan administrators
Company	Balaton Power Inc.
COMPL	Continental Orissa Mining Private Limited
Continental	Continental Resources Ltd., a company incorporated under the laws of Québec
CRA	Canada Revenue Agency
CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company
EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals
Essar	Essar Aluminium Orissa Limited, an Indian resource development corporation
Essar Agreement	Agreement between CRL and Essar dated May 8, 2007
Exchange Act	Securities Exchange Act of 1934, as amended (United States)
FERC	United States Federal Energy Regulatory Commission
Gandhamardan Project	The Company's mineral project, situated in the Gandhamardan Hill, Duragali, State of Orissa, India
GSI	Geological Survey of India

Term	Definition
ICA	Investment Canada Act
Investor	A person who acquires one or more Common Shares of the Company
IRS	United States Internal Revenue Service
ISO Options	Incentive stock options
Joint Venture Agreement	The joint venture agreement between Continental and OMC dated April 18, 1997
Lease	The mining lease issued in the name of OMC for over 285 hectares named Block 7 of the Gandhamardan Project
MECL	Mineral Exploration Corp. Ltd.
NQSO Options	Non-qualified stock options
ODM	Orissa Directorate of Mines
OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation, the Company's joint venture partner
Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, a major shareholder of the Company
PFIC	Passive foreign investment companies
Pisces Process	Fish protective water inlet device
Plan	The Company's 2004 incentive stock option plan
QEF	Qualified electing fund
Report

A report prepared by E.A. Gallo, P. Geo, titled "Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India", dated April 8, 2003 and amended January 19, 2007, and February 9, 2007

Proposed Revised Joint Venture Agreement	The Proposed Revised Joint Venture Agreement is between CRL and OMC
SEC	United States Securities and Exchange Commission
System	Low-impact run-of-the-river hydroelectric power production system
Tax Act	Income Tax Act (Canada)
Treaty	Canada-United States Income Tax Convention, 1980

Term	Definition
US GAAP	Generally accepted accounting principles in the United States of America
U.S. Securities Act	Securities Act of 1933, as amended (United States)

Resource Category (Classification) Definitions
Mineral Reserve

The SEC's Industry Guide 7 - "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" defines "reserve" as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

Mineral Resource

Canadian National Instrument 43-101, "Standards of Disclosure for Mineral Projects" ("NI 43-101") defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

The SEC's Industry Guide 7 - "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" does not define or recognize resources. As used in this Annual Report, "resources" are as defined in Canadian NI 43-101.

CAUTIONARY NOTE TO U.S. INVESTORS
CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This Annual Report uses the terms "Measured Resources" and "Indicated Resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS
CONCERNING ESTIMATES OF INFERRED RESOURCES

This Annual Report uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the Company's future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words "estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements due to various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, the need for additional financing to pursue the Company's business plan, risks involved in conducting business outside of the United States, changes in Canadian or U.S. tax or other laws or regulations, material changes in capital expenditures, as well as the risks and uncertainties described in the section entitled "Risk Factors" set forth in Item 3 of this Annual Report.

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.         Directors and Senior Management

Not applicable.

B.          Advisers

Not applicable.

C.          Auditors

Not applicable.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.          Selected Financial Data

The following selected financial is data derived from and should be read in conjunction with the audited financial statements of the Company for the last five fiscal years ended December 31, 2007, as well as the sections of this Annual Report entitled "Information on the Company" and "Operating and Financial Review and Prospectus". The financial statements are presented in United States dollars and have been prepared in accordance with CDN GAAP. Note 13 to the financial statements provides a summary of the material differences between CDN GAAP and US GAAP as they relate to the Company's financial statements included herein.

Amounts presented for the year ended December 31, 2004, have been restated to make certain adjustments as described in Note 16 to the December 31, 2005 annual financial statements included the Company's Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on July 17, 2007.
(US$)	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004 Restated	December 31, 2003
Balance Sheet Data
Total assets (CDN GAAP)	$ 144,076	$ 230,254	$ 602,464	$ 733,976	$ 1,632,818
Total assets (US GAAP)	144,076	230,254	602,464	733,976	1,632,818
Total liabilities	699,017	1,039,037	336,898	488,617	1,727,812
Share capital	5,537,404	4,958,884	4,958,884	4,130,154	2,738,402
Retained earnings (deficit) (CDN GAAP)	(8,344,055)	(7,196,173)	(6,121,824)	(4,972,337)	(2,910,886)
Retained earnings (deficit) (US GAAP)	(8,344,055)	(7,196,173)	(6,121,824)	(4,972,337)	(2,910,886)
Period End Balances (as at)

(US$)	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004 Restated	December 31, 2003
Working capital (deficit)	(552,335)	(839,484)	64,390	44,183	1,664,886
Resource properties	-0-	-0-	-0-	-0-	1,145,163
Shareholders' equity	(554,941)	(808,783)	265,566	245,359	(94,994)
Statement of Operations Data
Revenue	$ -	$ -	$ -	$ -	$ -
Production costs	-	-	-	-	-
Write-down of resource properties	126,176	-	-		-
General and administrative expenses	449,488	476,028	914,749	1,239,605	195,286
Consulting fees and commissions	435,000	425,124	63,000	245,882	72,000
Professional fees	137,218	173,769	171,738	207,376	34,980
Interest expense	-	-	-	13,040	11,931
Write down of loan receivable	-	-	-	355,548	-
Oil income	-	5,793	-	-	-
Interest income	-	1,366	-	-	-
Oil expense	-	6,587	-	-	-
Income (loss) (CDN GAAP)	(1,147,882)	(1,074,349)	(1,149,487)	(2,061,451)	(314,197)
Loss per common share (CDN GAAP) [2]	(0.01)	(0.01)	(0.02)	(0.03)	(0.01)
Loss per common share (US GAAP)[2]	(0.01)	(0.01)	(0.02)	(0.03)	(0.01)
Number of outstanding shares	83,453,737	76,025,117	76,025,117	73,795,260	66,762,214[1]

Notes:

(1)   During 2003, a shareholder subscribed for 1,200,000 common shares for net cash proceeds of $77,490 to the Company. Such shares were not issued to the shareholder until after the year-end. As such, the number of issued and outstanding shares and retained earnings as at December 31, 2003 do not reflect this transaction.

(2)   Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

B.         Capitalization and Indebtedness

Not applicable.

C.         Reasons for the Offer and Use of Proceeds

Not applicable.

D.         Risk Factors

The following provides a discussion of certain risks facing the Company. Additional risks that are currently unknown or that are currently deemed immaterial may also materially adversely affect the Company's business, results of operations, financial condition and cash flows. You could lose all or part of your investment due to any of these risks.

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

The Company will require additional funding to continue operations. Historically, the Company has funded its operations through the sale of equity capital and will require additional funding to continue operations. The Company has had and will continue to have capital requirements in excess of its currently available resources and may not be able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance CRL's operations. To the extent that any such financing involves the sale of equity capital, the interests of the Company's then existing shareholders could be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

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

The issuance of additional shares would dilute the interests of existing shareholders. The Company is authorized to issue an unlimited number of common shares. On December 31, 2007, the Company had 83,453,737 common shares issued and outstanding as described in Note 7 of the audited annual financial statements included herein. The Board of Directors has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company from its authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

The Company's officers and directors may be indemnified against certain securities liabilities. The laws of the Province of British Columbia provide that the Company can indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Business Corporations Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the Company has the power to indemnify such person against the liability insured. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such officers, directors, agents and employees for losses incurred by the Company as a result of their actions. The Company has been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

The Company's management may not be subject to U.S. legal process. As Canadian citizens and residents, certain of the Company's directors and officers may not be subject to U.S. legal proceedings, a result of which is that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., the Company's insiders may have defences available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. The Company's management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, the Company's shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Exploration and development of natural resources involves a high degree of risk. The Company is required to obtain the approval from the State of Orissa for the agreement with OMC, which has been superseded and replaced with a further Proposed Revised Joint Venture Agreement between CRL and OMC, before it will have the opportunity for exploration and future development of CRL's Gandhamardan Project in Orissa State, India. The terms of the Proposed Revised Joint Venture Agreement have been accepted by both CRL and OMC, however such revised agreement remains subject to the approval from the State of Orissa. As of the date of the Report, the Orissa State Government has not authorized OMC to execute the final Proposed Revised Joint Venture Agreement. There can be no assurance the Orissa State Government will authorize OMC to sign the Proposed Revised Joint Venture Agreement on the terms currently prescribed. In the event that OMC does not sign the Proposed Revised Joint Venture Agreement, the Company's interest in the Project would be significantly adversely affected.

Substantial expenditures are required to establish resources and reserves through drilling, to develop processes for extraction and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. No assurance can be given that Mineral Resources will be converted to Mineral Reserves, that funds required for the development can be obtained on a timely basis, that funds will be adequate to complete a feasibility study and/or that bauxite can be economically extracted from the Gandhamardan Project.

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

Commodity prices fluctuate and are affected by factors beyond the Company's control. The Company's revenues, if any, are expected to be in large part derived from future resource efforts including those of CRL's projects. Commodity prices fluctuate and are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to extractive developments and improved extractive production methods. The effect of these factors on the price of bauxite, and therefore the economic viability of the Company's exploration projects, cannot be accurately predicted.

The Company operates in a highly competitive industry. The resource industry is intensely competitive in all of its phases with numerous companies seeking to explore and develop resource properties. The Company competes with many companies larger than it and possessing greater financial resources and technical facilities. Competition could adversely affect CRL's ability to develop the Gandhamardan Project.

The Company may enter into option and joint venture agreements, which would reduce its interests in these projects. In order to conserve financial resources, the Company's efforts are focused on CRL, which intends to enter into option, joint venture, or development agreements to form a consortium to finance the exploration and possible development of the Gandhamardan Project following obtaining approval from the State Government of Orissa for the Proposed Revised Joint Venture Agreement between OMC and CRL. In addition, on May 8, 2007 the Company announced that CRL entered into an agreement in principal with Essar to develop the Gandhamardan Project and set up an Alumina/Aluminum complex subject to feasibility study and applicable approvals. The Essar Agreement is subject to the negotiation and execution of a definitive shareholder's agreement among Essar and CRL and, additionally, subject to the approval of the OMC and the approval of the revised agreement between CRL and OMC to develop the Gandhamardan Deposit by the State of Orissa, India. There is no assurance that OMC or the Government of Orissa will approve CRL's agreement with Essar or the Proposed Revised Joint Venture Agreement between CRL and OMC. As of July 14, 2008, a definitive agreement between CRL and Essar had not been reached. If such agreements are entered into, CRL's current interest in the Gandhamardan Project would be reduced and CRL would share with others in the development of the project. There is no assurance that a consortium will be formed, or if formed, that it will be formed on terms favourable to CRL, or that the development of the Gandhamardan Project will proceed.

The Company cannot guarantee title to its assets. While the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, such opinions cannot be viewed as a guarantee of title. Title may be affected by unregistered interests and claims to title, which could adversely affect the Company's ability to develop its properties.

The Company has inadequate working capital. It will be necessary for CRL to raise additional funds this year to move forward on the Gandhamardan Project. The Company's other projects, such as the Pisces Process, will require raising funds in addition to the funds required for CRL's project in India. The Company and/or CRL may be required to raise funds through private placements or public offerings of treasury shares, through debt financing, if available, or sale of a portion of its interest in its projects. If the Company is not successful in raising further funds, it may not be able to complete its development plans.

The Company lacks experience in fish protection projects. The Company has not constructed, installed or sold the Pisces Process (other than its tested prototypes) to anyone. There is no assurance that the Company will ever construct, install or sell the Pisces Process and the Company has not received any significant expression of interest for the Pisces Process.

The Company is subject to Indian government regulations. CRL is subject to all governmental regulations in India on the development of the Gandhamardan Project. The level of regulation by the government in India relating to the project could affect the Company's ability to obtain partners or consortium members for the construction of the aluminium complex.

The Company relies on Indian government agencies for the development of the Gandhamardan Project. The Company relies heavily on the cooperation of the State Government of Orissa, OMC and other governmental agencies in the finalization of joint venture relationships and the issuance of permits and licenses for the development of the Gandhamardan Project. The Company is dependent upon the Government of Orissa to approve the Proposed Revised Joint Venture Agreement and the Essar Agreement and there is no assurance that the Government of Orissa will give such approval.

The Company may face inflationary and other economic pressures. The Company is not currently generating any revenue. However, future revenues, if any, may be generated from CRL's Gandhamardan Project. Any such revenues could be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However, inflationary pressures affect the Company's operation and development expenditures, which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered with respect to the general state of the world economy and the economy of the United States in particular.

The Company is subject to government policies in India. Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All such controls and regulations are subject to change from time to time. Any change in government regulation or the economic and political stability of the host country India, could have a material adverse effect on the business of the Company and could impact investments by U.S. residents in the Company's common shares.

Currency exchange rate fluctuations and higher inflation may adversely impact the Company's future operating results and financial condition. The exchange rate between the Indian Rupee and the U.S. dollar has changed substantially in the last two decades and could fluctuate substantially in the future. On an annual average basis, the Indian Rupee declined against the U.S. dollar from 1980 to 2002. In May 2002, however, the Indian Rupee began appreciating relative to the U.S. dollar. Because some the Company's assets may be held in Indian Rupees, devaluation or depreciation of the value of the Indian Rupee will adversely affect the value of these assets in foreign currency terms. In addition, the Company's market valuation could be materially adversely affected by the devaluation of the Indian Rupee if U.S. investors analyze the Company's value and performance based on the U.S. dollar equivalent of the Company's financial condition and operating results. The Company expects that a substantial portion of its expenses, including personnel costs, may be denominated in Indian Rupees. As such, any appreciation of the Indian Rupee against the U.S. dollar would reduce the cost advantage derived from the Company's Indian Rupee-denominated expenses and would likely adversely affect the Company's financial condition and results of operations. In addition, an increase in inflation would adversely affect world economies generally, which would adversely affect the Company's business.

The Company is subject to risks of operating in India. A large part of the Company's assets and business operations are expected to be located in India. Consequently, the Company's financial performance and the market price of its shares may be affected by social and economic developments in India and the policies of the Government of India, including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls.

Political instability related to the current multi-party coalition government could halt or delay the liberalization of the Indian economy and adversely affect economic conditions in India generally. The Government has traditionally exercised and continues to exercise significant influence over many aspects of the economy. The Company's business, and the market price and liquidity of its shares, may be affected by interest rates, changes in Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The Company cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting the Company's business, foreign investment, currency exchange rates and other matters affecting investment in the Company's securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including the Company's business.

The Company may be required to protect its patents which could be costly. In March 1999, BSA filed for a patent on its Pisces Process and was in a patent pending status until November 4, 2003 when the patent was issued. The Company has a license to manufacture and sell the Pisces Process detailed in Item 4 of this document. There is no assurance, however, that third parties will not infringe or try to infringe on the patents. Litigation may be necessary to enforce patents issued or licensed to the Company or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties or if the Company initiates such suits. There can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, or require the Company to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

Litigation and disputes may adversely affect the Company's profitability and financial condition. The Company is, and may be in the future, subject to legal actions and disputes in the ordinary course of its business operations. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Company. Differences in the legal and judicial system according to region make it difficult to predict the result of litigation or other legal proceedings currently involving the Company or of these which may arise in the future. Although the Company believes that it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on the Company's results of operation or cash flows. No assurance can be made that this matter will be resolved in a manner and on terms acceptable to CRL or that the rulings when made will be in favour of CRL. As the outcome is not determinable, the Company has not accrued any amount for this claim.

ITEM 4.            INFORMATION ON THE COMPANY

A.         History and Development

The Company's legal and commercial name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) (now the British Columbia Business Corporations Act) under the laws of the Province of British Columbia on June 25, 1986. The Company's principal place of business is 16678 77th Avenue, Surrey, BC V3S 8G1, telephone number (604) 574-9551.

The Company is in the start-up stage and has initiated limited operations. Prior to the acquisition/merger with CRL in October 2002 (the "Acquisition"), the Company was in the business of constructing, installing and selling "low impact" run-of-the-river hydroelectric power production systems (the "System") which incorporated a patent pending fish protective water inlet device (the "Pisces Process"). Following the Acquisition, the Company changed its focus to pursuing the exploration and development of the Company's mineral project, a significant bauxite deposit, in the Gandhamardan Hill, Duragali, State of Orissa, India (the "Gandhamardan Project"). During 2007, the hydroelectric site held by the Company's then wholly owned subsidiary, Snoqualmie River Hydro Inc., expired and the Company no longer owns or has any rights to any sites for hydroelectric power development. The Acquisition, the Gandhamardan Project and other important events in the development of the Company's business are described below.

The Company commenced business with certain hydroelectric power assets known as the Pisces System and the Balaton Remote Integrated Monitoring and Control System ("BRIMAC"). The Company's intent was to use these systems in connection with the development of hydroelectric power projects in the Pacific Northwest region of the United States. Between 2000 and 2002, the Company entered into various agreements to acquire unlicensed hydropower sites. Although these acquisitions were completed, subsequent to 2002, all of the hydropower sites have expired or terminated and the Company no longer owns or has any rights to any sites for hydroelectric power development.

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. ("Perial") for the purchase of CRL. The Company issued a total of 33,000,000 common shares in its own capital to acquire CRL, of which 25,000,000 shares were allocated to Perial and 8,000,000 shares were issued as finder's fees to non-related parties of the Company. At that time CRL was a joint venture partner with OMC, which held an interest in the Gandhamardan Project. The Acquisition was treated as a capital transaction by the Company and not a business combination. Prior to the Acquisition, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL's outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% interest in production from the oil and gas assets. Subsequently the 25% interest was converted to a 6.25% override and the value was lowered to $126,176. No revenues were received during 2007 and this interest was written down to zero on December 31, 2007.

CRL's sole asset at the time of the Acquisition was a 50% interest and effective control of Continental Orissa Mining Private Limited ("COMPL"), which CRL acquired during 2002 in consideration for agreeing to direct the exploration and development of the Gandhamardan Project.

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

During 2004, COMPL was voluntarily dissolved to make way for a new entity that will facilitate future joint venture agreements with OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of the Proposed Revised Joint Venture Agreement submitted to the Orissa Government for approval, upon the effectiveness of such revised agreement.

In March 2007, CRL entered into an agreement in principle (the "Essar Agreement"), with Essar Aluminum Orissa Limited ("Essar"), an Indian resource development corporation, to develop the Gandhamardan Project and set up an Alumina/Aluminum complex subject to a feasibility study and applicable approvals. The Essar Agreement is subject to the negotiation and execution of a definitive agreement among Essar and CRL and, additionally, subject to the approval of the OMC and the approval of the revised agreement between CRL and OMC to develop the Gandhamardan Deposit by the State of Orissa, India. As of July 14, 2008, a definitive agreement between CRL and Essar had not been reached.

The Company is currently seeking a manager, joint venture partner or purchaser for its Pisces Process. The Company does not intend to install the Pisces System at any sites. As of the date hereof, the Company has not constructed, installed or sold any Systems or the Pisces Process (other than its tested prototypes). There is no assurance that the Company will ever construct, install or sell the Pisces Process and the Company has not received any significant expression of interest in the Pisces Process.

B.         Business Overview

The Company's principle business is focussed on the exploration of the Gandhamardan Project located in the State of Orissa in India through CRL. The Company is currently seeking approval from the Government in the State of Orissa to a Proposed Revised Joint Venture Agreement with OMC as described below relating to the Gandhamardan Project.

Gandhamardan Project

On April 18, 1997, Continental entered into an agreement with OMC to form a 50-50 joint venture company in the State of Orissa, India with its primary purpose to explore and develop the Gandhamardan Project (the "Joint Venture Agreement"). Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental's proposed aluminium complex (including refinery, power plant and smelter). OMC had to exercise this option within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration of the deposit. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial for the purchase of CRL in consideration for 33,000,000 common shares. See "History and Development" above for terms of the acquisition of CRL. During 2004, COMPL was voluntarily dissolved at the request of OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of a new agreement submitted to the Orissa Government for approval.

During 2004, CRL met with OMC to discuss the terms and conditions for a new joint venture agreement to explore and develop the Gandhamardan Project. Based upon these discussions, CRL's interests in the mining phase would increase and place 100% of the downstream facilities (alumina plant and aluminium shelter) in favour of CRL. The Proposed Revised Joint Venture Agreement has been approved by CRL and OMC but is awaiting final approval from the Government of Orissa. No assurance can be made that the Government of Orissa will give its approval to the new propose joint venture agreement.

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

In May 2007, CRL entered into an agreement (the "Essar Agreement") with Essar Aluminum Orissa Limited ("Essar"), an Indian resource development corporation, to develop the Gandhamardan Project and set up an Alumina/Aluminum complex subject to feasibility study and applicable approvals. The Essar Agreement is subject to the negotiation and execution of a definitive agreement among Essar and CRL and, additionally, subject to the approval of the OMC and the approval of the revised agreement between CRL and OMC to develop the Gandhamardan Project by the State of Orissa, India. As of July 14, 2008, a definitive agreement between CRL and Essar has not been reached.

Summary Report on Gandhamardan Project

CRL's Gandhamardan Project is summarized in the following information from a report prepared by E.A. Gallo, P. Geo. titled "Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India", dated April 8, 2003 as amended January 19, 2007, and February 9, 2007 (the "Report"). The Report summarizes exploration on the property by past operations, and was prepared and is disclosed by the Company under Canadian securities regulations. The Report has been filed on SEDAR and can be reviewed in its entirety at www.SEDAR.com. E.A. Gallo, a geologist, had worked extensively on the project and had visited the Gandhamardan area and made several trips to India to become knowledgeable on the Gandhamardan area.

Historical Resource Estimates

The Report sets out resource estimates calculated prior to the Canadian Institute of Mining and Metallurgy ("CIM") Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 ("NI 43-101") and were not performed to CIM standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the Company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources.

Significant risks are associated with the development of the Gandhamardan Project and the Company's effort to date can only be considered preliminary in nature. Many factors affect the development of the project including the proximity of the project to rail, roads, water, cost of energy and environmental concerns associated with the development of the project. Based on the preliminary nature of the Company's efforts, there can be no assurance that the project will be feasible or economically viable.

Introduction And Terms Of Reference

The Report was written at the request of Continental Resources (USA) Ltd., a subsidiary of Balaton Power Inc. It was written on April 8, 2003, and revised on January 15, 2007 and further revised on February 9, 2007.

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

The prime sources of data utilized in preparing the Report are technical reports written by geologists and engineers employed on the project by ODM and MECL. Information was also obtained from other technical reports, and from discussions held with officials of OMC, MECL, GSI, National Aluminium Company of India, and SNC-Lavalin Inc. As well, the author drew upon observations made during five visits to the area, including three to the property. These three visits lasted a total of 59 days.

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

Figure I shows the general location of the State of Orissa in India.

Figure I - General Location Sketch

Figure II shows the location of Gandhamardan in the State of Orissa.

Figure II - Location of Gandhamardan in Orissa

Gandhamardan is bounded by Latitudes 20 50' and 20 55' North, and Longitudes 82 45' and 82 54' East. It plots on Survey of India topographic sheet NTS 65L/13.

Gandhamardan hill extends in the NE-SW direction for a length of 9.8 kms. Its width ranges from 0.4 to 2.6 kms., and averages 0.75 km. The top of the hill is a plateau, with an areal extent of 7.4 kms2. The bauxite zone covers an area of 735 hectares. Because of its large size and lineal alignment, the deposit has been divided into 10 1-km wide blocks, numbered 1 to 10.

Figure III shows the extent of the deposit and the 10 blocks.

Figure III - Gandhamardan Bauxite Deposit Showing Block Divisions

OMC currently holds a Mining Lease on Block 7, which contains about 20% of the deposit, or approximately 40 million tonnes. The Lease covers an area of 285 hectares, as shown in Figure IV.

Figure IV - Granted and Applied Mining Leases

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is easily accessed by 4-wheel drive vehicle along a poorly-maintained road up the NW flank of the hill. This road departs from the village of Duragali, at the base of the hill, and winds 4 kms. to the top. Duragali is connected by the paved road to Paikmal, a town with all modern facilities, including power, water, transportation, communication, food, shelter, supplies, services, and labour. Paikmal is connected by a paved road to the State Capital, Bhubaneswar, about 300 kms. to the E, and to port cities along the Bay of Bengal, equidistant to the SE.

At the time that the exploration work was performed, the hill top could also be accessed up the SE side. This road currently has three wash-outs. After repairs, this road would be navigable by 4-wheel drive vehicles. The SE road is preferable, as it provides a slightly shorter route to the hill top, and access by paved roads southerly to the towns of Lakhna and Nawaspara, 32 and 39 kms. distant, respectively. Both these towns lie along the South Eastern Railway line. This rail line was recently constructed by the Indian Government to facilitate the development of Orissa bauxite deposits by linking them to the port of Vishakhapnam on the Bay of Bengal.

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

In 1948, ODM sank several pits, which intersected only laterite.

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

Subsequent phases of drilling were conducted between 1961 and 1965. In the late 1960's, Aluminium Corp. of India undertook detailed exploration with MECL, after which MECL reported a resource of 26 million tones of metallurgical grade bauxite, using a cut-off of +46% Al2O3. This figure does not conform to current NI 43-101 standards, and is classified as a historical estimate.

The deposit attracted no further attention until 1975, when the economic potential of the large, low-silica bauxite deposits in the State Orissa became recognized. Balco expressed interest in Gandhamardan as a source of feed for their aluminium plant at Korba, situated 350 kms. by rail to the N, in the adjoining State of Madhya Pradesh. At Balco's request, an integrated exploration programme was undertaken jointly by MECL, GSI, and ODM. The programme included linecutting, topographic surveying, geological mapping, pitting, drilling, sampling, mineralogical studies, and metallurgical tests.

Balco commissioned a feasibility study on a portion of the deposit in 1980, and upon its conclusion, prepared to bring the deposit into production. Local villagers opposed the project, and Balco finally gave it up.

The property remained idle until 1997, when Continental Resources Ltd. and OMC agreed to jointly develop it. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however numerous delays ensued, and the study was never completed. The author visited the property at this time, and during one of the visits, collected six samples, two from Pit GP-2, and two from each of two scarp sites. The samples were collected in the author's presence, and he personally transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by x-ray fluorescence, fused-disc method. Appendix I of the Report is the Certificate of Analyses for these samples. In 2002, OMC transferred the Agreement from Continental to CRL. There is no connection between the two companies.

Geological Setting

The general geology of the Orissa region consists primarily of Precambrian rocks of the Indian Shield. These rocks have been divided into four distinct sectors, based on their lithologies and structure. The sectors are named after the geographic region in which they occur - West, South, Coastal, and North Sectors.

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

The South Sector is also underlain predominantly by Archean rocks. They are comprised of marbles, calc-granulites, carbonatites, gneisses, khondalites, and charnockites. This sector is composed of four fault blocks, each with distinct trends. The rocks in two of the blocks trend E-W. Trends in the other two blocks are NE-SW, and NW-SE, respectively. The North Orissa Boundary Fault separates the South Sector from the North Sector.

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

Figure V - General Geology of Orissa

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

Figure VI - Schematic Longitudinal Section Through Gandhamardan

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

Table I - Mineralogical Composition of the Bauxite

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

Exploration / Previous Work

Linecutting - Using theodolite and steel tape, ODM established a grid with base line oriented at Azimuth 50°, parallel to the longitudinal axis of Gandhamardan hill. Cross lines were run at right angles to the base line, spaced at 100-meter intervals. Stations were established on all lines at 25-meter intervals, and marked by stone monuments. A total of 85 kms. of lines were established. Accuracy of the grid was maintained by triangulation.

Topographic Survey - Survey of India performed a topographic survey using a standard bubble level. All stations were read. An area of 5.8 kms2. was covered.

Geological Mapping - ODM geologists mapped Gandhamardan plateau using the grid for their traverses. Scarp faces were also examined, at the ends of cross lines, wherever accessible.

Pitting - According to ODM reports, 26 pits were sunk into the bauxite zone, however data exists for only 24. It appears that 26 may have been planned, but only 24 actually dug. The pits are spaced at 400-meter intervals, and their sites were selected to coincide with previously-drilled holes. They were dug by hand in such a way that half the drill hole was retained in one wall of the pit. Each pit is 2.5 m2 in cross section. Depth ranged from 17.9 to 41.2 meters, and averaged 31 meters. A total of 744 meters of pits were excavated, producing 4,650 m3 of material, equal to more than 2,300 tonnes. Pit data indicates that the soil-laterite overburden ranges between 0.8 to 4.5 meters in thickness and averages 2.7 meters.

Drilling

Drilling - Both ODM and MECL undertook extensive drill programmes. ODM concentrated on the SW portion of the deposit, on Blocks 1 to 8, and MECL on Blocks 7 to 10 at the NE end. Drilling was performed dry. NX size casing bits of tungsten carbide were used at the start of a hole, to penetrate the hard laterite capping. Bit size was reduced to BX in the softer bauxite zone. Short sections of thin-walled casing shoes were used, and drill runs were restricted to less than 1 meter in length. This technique allowed the drill cuttings to be collected in the casing, thus eliminating the need for a core barrel. The entire deposit was drilled at a hole spacing of 200 meters. Spacing was reduced to 100 meters in Blocks 5 to 8, where the plateau is widest, and therefore the bulk concentration the greatest. Selected portions of Blocks 6, 7 and 8 were detail-drilled at 50-, 25-, and 15-meter spacing. Two small areas, termed Clusters I and II, were detailed-drilled at a 5-meter spacing. Cluster I sits in Block 7, at Station N2 on Line E19, and covers an area of 0.24 hectare. Cluster II is in Block 8, at Station SO.5 on Line E24 and covers 0.16 hectare. Together ODM and MECL drilled a total of 462 holes, for a cumulative length of 15.1 kms. Except for 36 holes drilled at 450, all the holes were drilled vertically into the flat-lying bauxite zone. The cuttings from each hole were collected, geologically mapped, sampled and analysed. Figure VIII shows the locations of the dill holes, the pits, and the scarp sampling sites.

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

ODM also sampled the pits. Channel samples were cut in the same manner employed in scarp sampling. All four walls of each pit were sampled. As a check, and for comparison, the walls of one pit were sampled at 25-cm. intervals. Surplus materials from the channel samples was combined to form composite samples, which were also analysed. A total of 1,772 pit samples were collected and analysed. The bauxite zone exposed in the pits ranged from 2.0 to 30.0 meters in thickness, and averaged 18.7 meters. ODM calculated average grades from the pit sample results. MECL's same report shows them as 46.31% Al2O3, 4.37% SiO2, 20.34% Fe2O3, 1.78% TiO2, and 23.71% LOI.

Both ODM and MECL sampled the drill holes in their respective programmes, employing the same technique. Casing shoes were used in place of core barrels. The drill cuttings were carefully removed from the shoe, put into paper sleeves in the order drilled, identified by hole number and footage, and boxed. Cuttings were collected continuously across 1-meter intervals. If the upper or lower contact of the bauxite zone did not coincide exactly with a whole-integer meter mark then that particular sample was taken as a fraction of a meter. Within the bauxite zone, if "non-ore" material was recognized or suspected, then two sub-samples were taken from that 1-meter interval, separated by their geological contact.

All collected samples were geologically classified before being prepared for analyses. Samples of the drill cuttings were crushed to -60 mesh, and quartered using a Jones Sample Splitter. Three-quarters of the sample was shipped to Balco for storage, and the remaining quarter was further crushed to -120 mesh. This -120-mesh fraction was further reduced by coning and quartering, and a 50-gram portion was weighed out, bagged, and shipped to the laboratory for analyses. Pit and scarp samples were prepared in a similar manner, except for their primary crushing, which was to -10 mesh rather than -60.

Samples were shipped for analyses to ODM's own laboratory in Bhubaneswar, or to MECL's own lab in Nagpur. Minor and trace element analyses were conducted at a commercial laboratory in Bangalore operated by Esson and Co. All samples were analysed for Al2O3, SiO2, Fe2O3, TiO2, and LOI. Composite samples were analysed as well for V, Zn, S, P2O5, K2O, Na2O, CaO, adherent moisture, and organic carbon.

Analyses for all these radicals were determined by chemical method, employing the EDTA technique (ethylene-diamene-tetra-acetic acid), the industry standard at that time. LOI was determined thermally, by calculating the percentage loss on ignition of the resultant ash compared to the weight of the pre-heated sample.

Sample Preparation, Analyses And Security

Samples collected personally by the author were transported to a Canadian commercial laboratory for analyses. Determinations were performed of the major oxides by the x-ray fluorescence - fused disc method, currently recognized as a standard analytical technique. The results obtained for these samples are in general agreement with the results reported by ODM and MECL, and are shown in Appendix I.

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

Mineralogical Studies and Metallurgical Tests

Mineralogical Studies - MECL conducted a number of studies of the bauxite to determine its mineral constituents, and to identify any deleterious chemical constituents that might be present. A total of 182 studies were undertaken, including petrological studies, heavy mineral determinations, acid-alkali treatments, derivatography, and x-ray diffraction. The studies indicate that gibbsite and hematite are the main minerals present. According to Indian Bauxite Standards, metallurgical grade bauxite must contain at least 44.0% A1203. As well, the maximum and/or minimum contents of certain deleterious constituents are listed. A comparison of these standards with the chemical composition of Gandhamardan bauxite is shown in Table II.

Table II - Indian Standards Compared to Gandhamardan Bauxite

Metallurgical Tests - Five autoclave tests were performed by MECL. Separate tests were undertaken on bauxite from the upper part of the zone, where the Si02 content is higher, and on bauxite from the lower part of the zone, where the A1203 content is higher. Results indicate that the Bayer Process would extract 93.5% of the A1203 from the upper part of the zone, and 97 to 99% from the lower part.

Balco, in cooperation with MECL, collected 12 composite drill hole samples, and submitted them to Aluterv-FKI, an integrated aluminium producer in Budapest, Hungary. MECL's Exploration Report, Volume I, 1980, states "....industrial tests..." were undertaken, however it does not describe the nature of these tests. The MECL report does provide the results of additional autoclave tests and chemical analyses performed by Aluterv, and it states "...The Hungarian tests indicate that for the Korba plant the Gandhamardan bauxite can be processed advantageously...", and also that "...the deposit has a potential for low temperature technology..." The conclusions in the report state "...The immediate objective of establishing reserves of suitable categories for developing a mine to feed the Korba plant has been achieved..." MECL also states in the Report that the Gandhamardan bauxite is suitable "...for use in Bayer's process is general..."

Feasibility Study - In 1980, Balco commissioned Metallurgical and Engineering Consultants (India) Ltd. to conduct a feasibility study. Their report is titled "Feasibility Report for Development of Gandhamardan Bauxite Deposit" and is dated February, 1981. In the Report, they state "...a mining operation could be established...with annual production of 500,000 tpy on dry basis.." Capital costs were estimated to be "...about 50 crore Rupees..." (approx. US$10.5 million), including equipment, service buildings, townsite, class I access road, ore tram line to base of hill, loading complex, and a 25-km spur rail line. The Report also states "...Operating cost for mine, crushing plant, ropeway and wagon loading complex...(estimated)...as 35.28 Rupees per tonne..." (approx. US$0.75/tonne).

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

The resource estimates referred to in the Report were performed by competent geologists employed by Indian federal and/or state government agencies. As such they are considered by the author to be accurate and reliable. However, these resource estimates were not performed in accordance with NI 43-101 standards, and therefore are classified as historical estimates.

ODM and MECL independently calculated resource estimates, based exclusively on data obtained from the holes drilled at 200-meter intervals. Data obtained from the closer-spaced drill holes were also utilized, but only as a check on the validity of the calculations. Data from the inclined drill holes, and from the pits were similarly utilized for checking purposes.

The resource estimates are in-situ geological resources. No mining constraints were considered. The cut-off grades of +40 % Al2O3 and -5% SiO2 used in the calculations were specified by Balco, and were determined in anticipation of the bauxite being processed at their plant in Korba. Korba produces alumina by the Bayer Process.

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

Four categories of resources were established, based on the Russian system, and termed A, B, C1, and C2. The Russian system of mineral resource - mineral reserve classification does not conform to that established by the CIM. MECL's 1980 Exploration Report, Volume I states that the Russian A Category reserves are considered to be 90% accurate, and therefore "...are suitable for mine planning". Under the CIM's standards on Definition for Mineral Resources and Mineral Reserves, the Russian A Category would qualify as a measured mineral resource, however the calculation was not performed to NI 43-101 standards, therefore they are a historic estimate, not as a resource, and there is no guarantee that it will be converted to a corresponding CIM category.

MECL's Report describes the Russian B Category resources as being "...sufficiently detailed to allow...broad outlining of the future mining activities and development of the deposit". B Category resources were calculated in areas where technical data were less detailed than in A Category areas, and were deemed to be 70% accurate. Under the CIM standards, the Russian B Category would be termed an indicated mineral resource, however the calculation was not performed to NI 43-101 standards, therefore they are a historic estimate, not as a resource, and there is no guarantee that it will be converted to a corresponding CIM category.

Russian C1 Category resources were estimated for areas where the bauxite was sufficiently explored to provide a "...rough estimation of the nature of mineralization, shape and structure of the ore body..." (ibid). Accuracy of the C1 resources is considered to be 50%. Russian C2 Category resources are estimated for irregular parts of the bauxite zone, where "...insufficient exploration data...do not permit proper evaluation of shape, quality, etc." The resources of Block 10 fall into this category. Here the plateau is irregular in shape, and the bauxite varies in thickness. Under the CIM standards, both the CI and C2 Categories, being 50% or less in accuracy, would be classified as an inferred mineral resource, however the calculations were not performed to NI 43-101 standards, therefore they are historic estimates, not resources, and there is no guarantee that they will be converted to corresponding CIM categories.

B.K. Monhanty, in ODM's Resources Evaluation Report, 1981, states the total calculated tonnage as 207.37 million tonnes with a weighted average grade of 45.75% Al2O3, 2.23% SiO2, 23.23% Fe2O3, 2.58% TiO2, 22.95% LOI. In the same report, S.M. Patnaik tabulates resource estimates for each of the 10 Blocks. His figures are shown in Table III. His calculated total tonnage is 213.43 million tonnes, with a weighted average grade of 46.50% Al2O3 and 2.49% SiO2. The 3 other radicals were not calculated. The data acquisition and calculations were performed prior to NI 43-101 and not according to NI 43-101 standards, therefore they are historic estimates, not resources and there is no guarantee that they will be converted to corresponding CIM categories.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This Annual Report uses the terms "Measured Resources" and "Indicated Resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table III - ODM Block-Wise Historical Estimate

MECL calculated resources independently, and categorized them according to the Russian system. MECL's 1980 Exploration Report, Volume I gives their total calculated resources as "....201.3 million tonnes averaging 46.40% Al2O3, 2.44% SiO2....", and estimates the Fe2O3, TiO2, and LOI contents to be 2341%, 2.47%, and 24.59%, respectively. MECL's resources estimates by category are shown in Table IV. The data acquisition and calculations were performed prior to NI 43-101 and not according to NI 43-101 standards, therefore they are historic estimates, not resources.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The Report uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table IV - MECL Historical Estimate by Category

The three resources calculations are in fairly close agreement. The total tonnage figures differ by a maximum of only 6%, and the calculated weighted average grades by 1.4% for Al2O3, 9.0% for SiO2, 0.8% for Fe2O3, 1.2% for TiO2, and 6.7% for LOI.

MECL's historical estimates were calculated in 1980-81, and they followed the Russian system of classification. The Russian system of resource-reserve classification does not comply with the standards established by the CIM and incorporated in NI 43-101, therefore the Russian categories are only roughly equivalent to the CIM categories, and there is no guarantee that the Russian categories will be converted to corresponding CIM categories.

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

Patents and License

Rodney Smith, a former director and officer of the Company, and Colin Hall transferred all their right, title and interest in the Pisces Process and its derivatives to Balaton Power Corporation S.A. ("BSA"), a former controlling shareholder of the Company. BSA has achieved "patent pending" status on March 18, 1999 of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries for a float mounted intake system which will be marketed under the name of the "Pisces Process." On November 4, 2003, BSA was issued its Patent for the Pisces Process moving from a "patent pending" status.

BSA entered into a licensing agreement with the Company on July 31, 2000, whereby the Company has the right to manufacture and sell the System, the Pisces Process and BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. During 2007, the hydroelectric site held by the Company's then wholly owned subsidiary, Snoqualmie River Hydro Inc., expired and the Company no longer owns or has any rights to any sites for hydroelectric power development. See Item 10.C "Material Contracts" for a description of the terms of this license.

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

D.         Property, Plants and Equipment

Office Lease

The Company's subsidiary CRL subleases its office space at 19 East Fourth Avenue, Hutchinson, Kansas, U.S.A. 67501. The Company leases its office space in Hutchinson pursuant to the terms of a written lease agreement. The terms of the lease is three (3) years with annual rental payments of $4,800 the first and second years and $5,400 the third year. The lease expired in January 2007.

Gandhamardan Project

For a description of this property, see Item 4.B. "Business Overview - Gandhamardan Project."

ITEM 4A.       UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the Company's financial statements for the three years ended December 31, 2007 included elsewhere in this document, the section entitled "Information on the Company" in Item 4 of this document and with the section entitled "Risk Factors" in Item 3 of this document. The financial statements have been prepared in CDN GAAP, however, Note 13 of the annual financial statements included herein provides a reconciliation to US GAAP.

General Discussion

The Company is in the start-up stage and has initiated limited operations. Prior to the acquisition of CRL in October 2002, the Company was in the business of constructing, installing and selling "low impact" run-of-the-river hydroelectric power production systems which incorporated a patent pending fish protective water inlet device. Following the Acquisition of CRL in October 2002, the Company changed its focus from the Pisces Project to the exploration and development of the Gandhamardan Project. The Company is currently seeking approval from the Government in the State of Orissa to an agreement with OMC relating to the Gandhamardan project.

During the year ended December 31, 2007, the Company continued to work on the Gandhamardan Project through its wholly owned subsidiary CRL. The Company's plan of operations for the next twelve months is to focus on the Gandhamardan Project and the Company expects to spend approximately $340,000 in that regard, including $100,000 for legal fees, $140,000 for the Bhubaneswar office and overhead and $75,000 for consultants and $25,000 for travel and lodging.

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on the project in India by way of debt settlements and/or private placement of its common stock. Significant funding will be required for the exploration and development of CRL's bauxite project for which it is planned to resolve through a joint venture or the sale of interest to members that would join CRL's consortium. As of December 31, 2007, the Company had cash of $40,170 and a working capital deficit of $658,847.

A.         Operating Results

No revenues from the Company's operations were reported in 2005, 2006 or 2007 from its operations, however, for 2006, the Company did report other income of $7,159 from oil income ($5,793) and interest income ($1,366). No significant revenues are anticipated in 2008 other than the potential from the opportunity of CRL's Gandhamardan Project. The Company ceased promoting the Pisces Process in October 2002 and has since devoted 100% of its resources on its subsidiary, CRL's, Gandhamardan bauxite project in India.

The Company's financial statements accompanying this Form 20-F are consolidated with the Company's wholly owned subsidiary, CRL for the years 2007 and 2006. It is important to note that during the 2004 fiscal year the Company wrote off $1,145,163 and related liabilities of investment in the joint-venture company, COMPL, which was voluntarily dissolved. It is planned that CRL will incorporate another entity to enter into a revised agreement with OMC. As of July 14, 2008, the Proposed Revised Joint Venture Agreement has yet to be finalized. The Company anticipates that CRL will enter into such revised agreement with OMC in 2008 following obtaining the approval of the State Government of Orissa. The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2007. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

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

The largest expense category for 2007 was general and administrative expenditures of $449,488 compared to $476,028 in 2006 (a decrease of $26,540) and $914,749 in 2005 (a decrease of $465,261). This overall decrease in expenditures from 2005 is related to the continual start up costs in India on CRL's bauxite project and an increase in general corporate expenses regarding debt settlement for legal, accounting and consulting fees incurred. Also included in general and administrative costs are compensation for officers and directors totalling $84,000 for 2007 and $70,000 for 2006. The Company's second largest expense category for 2007 was consulting fees and commissions of $435,000 compared to $425,124 for 2006 and $63,000 for 2005. The increase in consulting fees is a result of extensive use of consultants on CRL's bauxite project in India including holding meetings with interested parties in the United States, England and India. Also included in the consulting fees are accounting and auditing fees of $95,000 for 2006, which is significantly higher due to restating the audited financial statements for the 2004 fiscal year.

CRL's 2007 expenditures in India decreased by $17,875 compared to expenditures incurred in 2006 because less engineering and geological studies were conducted during the year and due to the decreased complexity especially in the data acquisition and initial review of data for site selection for the aluminium complex (refinery, smelter and power plant) as compared to the previous two years. Also included in the India expenditures were administrative costs associated with office operations and meetings with government officials.

400,000 stock options at an exercise price of $0.25 and an expiry date of August 21, 2010 were issued to the Company's officers and directors during 2007. The Company's officers and directors were entitled to receive a total of $84,000 in compensation at the end of the fiscal year ended December 31, 2007. As of July 14, 2008, $60,000 of such compensation payable to the Company's officers and directors remains outstanding.

On March 22, 2007, the Company closed a private placement to accredited investors of $841,000 totalling 4,205,000 units. Each unit consists of one common share and one-unit purchase warrant, at a price of US$0.20 per unit. Each unit purchase warrant is exercisable to purchase a further unit ("Warrant Unit") on or before March 21, 2009, at US$0.25 per Warrant Unit. Each Warrant Unit is exercisable to purchase a further common share on or before March 21, 2010, at a price of US$0.30 per share. A finder's fee was paid on this placement in the amount of US$66,100. The Company also at the same time completed the settlement of US$578,124 in outstanding debt through the issuance of 2,890,620 units on the same terms as the units issued in the private placement. A further debt of US$92,900 has been settled through the issuance of 333,000 units. Each unit consists of one common share and a warrant exercisable to purchase a further common share on or before December 16, 2007, at a price of US$0.40. As of July 14, 2008, 7,426,120 warrants and 1,800,000 options were outstanding.

In 2005, the Company settled two major legal issues. The first was the settlement of a $163,436 loan with RoyCap for $100,000 in cash paid out over a year and the issuance of 100,000 shares of the Company's common stock. As of year end December 31, 2005, the Company had paid $50,000 toward this settlement. The second major settlement was with past president Ron Brown for his lawsuit for wrongful termination. This settlement was $100,000 in cash paid in two equal instalments one paid in 2005 and one paid in 2006 and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of raw materials from the bauxite project in India.

The Company met its obligations in each of the above-mentioned settlements in a timely manner and did not incur any new legal issues during 2007. However, the Company's subsidiary, CRL, is involved in legal actions brought against it in India by an entity claiming an interest in the Gandhamardan bauxite project in India. For additional information regarding these legal actions, please see Item 18.A "Financial Information - Legal Proceedings" of this Form 20-F.

Consulting fees for the Company increased slightly from 2006 ($425,124) to 2007 ($435,000). This small increase was the result of additional activity in 2007 by the consultants in relation to the Gandhamardan Project. Also included in the consulting fees are accounting and auditing fees of $95,000 for 2006, which is significantly higher, due to restating the audited financial statements for the 2004 fiscal year. Professional fees including legal and accounting decreased when comparing 2006 ($173,769) to 2007 ($137,218).

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on the project in India by way of debt settlements and/or private placement of its common stock. Significant funding will be required for the exploration and development of CRL's bauxite project for which it is planned to resolve through its agreement in principle with Essar. However, there is no assurance that the agreement with Essar will evolve into a definitive agreement. In the event a definitive agreement is not reached with Essar, the Company will seek out other companies to enter into an agreement with to develop the Gandhamardan bauxite deposit.

Future funding sources for the Company could also come from warrants and options outstanding from private placements that could be exercised adding additional working capital to the Company.

The Company intends to hire employees and consultants on an as needed basis. At present, the Company does not expect to hire any employees as it intends to utilize consultants to facilitate any work required on its projects, primarily the Gandhamardan Project.

B.         Liquidity and Capital Resources

As of December 31, 2007 the Company's cash position was $40,170 compared to $1,748 as of December 31, 2006. Preliminary discussions are in progress to raise working capital to meet to maintain normal operations for the next year exclusive of exploration and development expenses relating to the Gandhamardan Project. The Company had assets of $230,254 in 2006, of which only $29,078 were current assets compared to $144,076 in assets as of December 31, 2007 of which $40,170 was in cash. The Company had a working capital deficit of $1,009,959 in 2006 compared to a working capital deficit of $658,847 as of December 31, 2007. The improvement in working capital is directly related to the increase in cash on hand and the decrease in liabilities as of December 31, 2007 from a private placement and debt settlements completed during 2007.

The Company relies on the issuance of share capital to raise capital. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company.

The liabilities of the Company as of December 31, 2007 were $699,017.

As of December 31, 2007, the Company had an accumulated deficit of $8,344,055 compared to $7,186,173 in 2006. This increase in deficit is due directly to the increased expenditures related to the Gandhamardan Project, which resulted in losses totalling $1,147,882 in 2007. This loss was from expenditures incurred for operations of the Company and more significantly came from meeting the costs of its subsidiary, CRL, on the Gandhamardan Project in India.

Critical Accounting Policies

The following sets forth the Company's most significant accounting policies. Note 2 of the Company's financial statements included herein sets out the Company's other significant accounting policies.

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

Stock Based Compensation

Effective January 1, 2004, the Company adopted Financial Accounting Standard Board (FASB) Statement No. 123(R). This pronouncement requires all share-based payments be recognized in the income statement based on their fair values. The Company has employed the "modified prospective" method for accounting for these share-based payments. This method entails recognizing the fair value of share-based payments after the effective date (January 1, 2004) with no restatement for prior transactions of this nature.

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company's stock options.

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

C.         Research and Development, Patents and Licenses

The Company has a license to one patent, the Pisces Process, a fish protective water inlet device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Currently the Company is not actively pursuing this sector of business as its current focus has been shifted to the development and promotion of CRL's Gandhamardan Project. The Company plans to seek ways to promote the Pisces Process at a later time.

D.         Trend Information

The Company's subsidiary, CRL, continues to have capital requirements in excess of its current resources. As CRL continues to develop the Gandhamardan Project, it will continue to have increased expenses and corresponding losses. Currently and for the foreseeable future, the Company's only source of working capital is from the sale of its securities.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/U.S. dollar exchange rate has been improving in favour of the Canadian dollar. The Company does not take any steps to hedge against currency fluctuations. There is currently no concern about the effects of the Indian Rupee on the Company's subsidiary's operations or plans for operations in India.

E.         Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.         Tabular Disclosure of Contractual Obligations

		Payments due by period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years
Related Party Loans(1)	106,512	106,512		-	-
Related Party Accounts Payable(2)	62,609	62,609		-	-

(1)     This loan is unsecured and due to a shareholder of the Company and a company controlled by this shareholder. This loan bears interest at 6.5% per annum and the term has been extended to December 31, 2008.

(2)     The account payable was to a shareholder of the Company bearing an interest rate of 6.5% per annum due on June 30, 2008. As of July 14, 2008, this account payable has been fully repaid.

G.         Safe Harbour

The safe harbour provided in Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

Michael Rosa, Director, President and Chief Executive Officer

Michael Rosa, age 73, who resides in Surrey, British Columbia, Canada, has served as director of the Company since January 31, 2003. Mr. Rosa is an experienced corporate director and has been involved in natural resource projects and other entrepreneurial activities. Mr. Rosa drilled 17 oil wells in Texas and has been involved in two gold projects one in Oregon and the other in British Columbia. His resource experience is beneficial in assisting the Company in the development of the Gandhamardan Project and also in evaluating other resource projects that may be presented to the Company. Mr. Rosa is not an officer or director of any other company.

Robert Wyllie, Director and Chief Financial Officer

Robert Wyllie, age 45, who resides in Mississauga, Ontario, Canada, has served as a director of the Company since January 31, 2003 and as Chief Financial Officer since November 21, 2003. From August 1990 to April 1999, Mr. Wyllie was Technical Co-ordinator at Ciba Specialty Chemicals (formerly Allied Colloids Canada Inc.). From September 1999 to April 2003, Mr. Wyllie held the position of Installation Technician at DealerVoice Marketing Technologies Inc.

David C. Wynn, Director

David C. Wynn, age 40, who resides in Chantilly, Virginia, U.S.A., was elected as a director of the Company on June 25, 2004, at the Company's shareholder meeting. From December 1989 to October 1996, Mr. Wynn worked for First Virginia Mortgage Company, the first four years as an Insurance Specialist, one year as a Real Estate Tax Specialist and the last two years as an Investor Accountant. From October 1996 to March 1999, Mr. Wynn worked for Washington Mortgage Financial Group, first as an Escrow Clerk and then as a Local Area Network Administrator. From March 1999 to May 2005, Mr. Wynn was Senior Computer Analyst at the Lockheed Martin Corporation in the Lockheed Martin Simulation Division. Mr. Wynn is currently a Systems Administrator at Value Options Inc.

Nicole Bouthillier, Director

Nicole Bouthillier, age 57, has been an independent business consultant in Montreal since 2001. Prior to starting her own consulting business she worked for Scotia McLeod as an Investment Executive starting with them in 1987. Ms. Bouthillier became a director of the Company on November 22, 2005.

B.         Compensation

The Company has no standard arrangement pursuant to which directors and officers are compensated by the Company for their services in their capacity as directors and/or officers other than the unissued treasury shares reserved for the grant of directors' stock options. Total compensation of $84,000 was payable to directors and/or officers during the Company's financial year ended December 31, 2007. As of July 14, 2008, $60,000 of such compensation to the Company's officers and directors remains outstanding.

The Company intends to form a compensation committee when working capital is sufficient to carry on the Company's operations to consider compensation to management, officers and directors.

The shareholders approved at the Annual General Meeting in June 2004 the issuance of options to the Company's officers and directors to purchase 900,000 shares at $0.40 expiring on June 25, 2009, and also approved at the Annual General Meeting in August 2005 the issuance of options to the Company's officers and directors to purchase 300,000 shares at $0.40 expiring on August 22, 2008 and also approved the issuance of options to the Company's officers and directors to purchase 400,000 shares at $0.25 expiring on August 21, 2010.

Summary Compensation Table

During the Company's financial year ended December 31, 2007, the aggregate direct remuneration payable to the Company's directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $84,000. As of July 14, 2008, $60,000 of such compensation to the Company's officers and directors remains outstanding. The compensation paid to the Company's directors and officers during the most recently completed financial year is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Michael Rosa President and Chief Executive Officer	2007	Nil	Nil	24,000	Nil	Nil	Nil	Nil
Robert Wyllie Chief Financial Officer	2007	Nil	Nil	60,000	Nil	Nil	Nil	Nil
Nicole Bouthillier Director	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Wynn Director	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil

No stock options were exercised during 2007. See "Share Ownership" below for more information on the Company's outstanding stock options.

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

C.         Board Practices

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Mr. Rosa and Mr. Wyllie have both served as directors of the Company since January 31, 2003. Mr. Wynn joined the Company's Board of Directors on June 25, 2004. Ms. Bouthillier joined the Company's Board of Directors on November 24, 2005 subsequent to the death of Mr. Burdett, who was a director and officer since February 1, 2003. The Company's officers are appointed by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office. The Company has an audit committee on which Michael Rosa, Robert Wyllie and David C. Wynn are members. The Company currently does not have a compensation or executive committee. There are no director service contracts that provide for benefits upon termination.

D.        Employees

The Company has no employees other than its officers and directors. The Company has two directors/officers involved in management and administration of the Company, Mr. Michael Rosa and Mr. Robert Wyllie.

E.         Share Ownership

Common Shares

Security Holdings of Directors and Officers

Name of Insider	Shares owned or beneficially controlled	Percentage of 83,453,737 outstanding common shares as of July 14, 2008
Michael Rosa	138,000(1)	0.17%
Robert Wyllie	150,000 (2)	0.18%
David C. Wynn	220,000 (3)	0.26%
Nicole Bouthillier	50,000 (4)	0.06%
Total:	558,000

(1)   In addition, Mr. Rosa holds 550,000 options to purchase Shares. Of those options 300,000 options with an exercise price of US$0.40 will expire on June 25, 2009, 100,000 options with an exercise price of US$0.40 will expire on August 22, 2008 and 150,000 options with an exercise price of US$0.25 will expire on August 21, 2010. He also holds 100,000 Warrant Units to purchase one Share and one unit purchase warrant at an exercise price of US$0.25 each, expiring on March 21, 2009. Each unit purchase warrant is exercisable into one Share on or before March 21, 2010 at a price of US$0.30 each.

(2)   In addition, Mr. Wyllie holds 550,000 options to purchase Shares. Out of those options 300,000 options with an exercise price of US$0.40 will expire on June 25, 2009, 100,000 options with an exercise price of US$0.40 will expire on August 22, 2008 and 150,000 options with an exercise price of US$0.25 will expire on August 21, 2010. He also holds 100,000 Warrant Units to purchase one common share and one unit purchase warrant at an exercise price of US$0.25 each, expiring on March 21, 2009. Each unit purchase warrant is exercisable into one Share on or before March 21, 2010 at a price of US$0.30 each.

(3)   In addition, Mr. Wynn holds 450,000 options to purchase Shares. Of those options 300,000 options with an exercise price of US$0.40 will expire on June 25, 2009, 100,000 options with an exercise price of US$0.40 will expire on August 22, 2008 and 50,000 options with an exercise price of US$0.25 will expire on August 21, 2010. He also holds 50,000 Warrant Units to purchase one Share and one unit purchase warrant at an exercise price of US$0.25 each, expiring on March 21, 2009. Each unit purchase warrant is exercisable into one Share on or before March 21, 2010 at a price of US$0.30 each.

(4)   In addition, Ms. Bouthillier holds 50,000 options with an exercise price of US$0.25 expiring on August 21, 2010. She also holds 50,000 Warrants Units to purchase one Share and one unit purchase warrant at an exercise price of US$0.25 each, expiring on March 21, 2009. Each unit purchase warrant is exercisable into one Share on or before March 21, 2010 at a price of US$0.30 each.

Options:

The following chart details all outstanding options as at July 14, 2008:

Under the 2004 Stock Option Plan
Name of Officer/Director	Amount of Securities	Exercise Price	Expiration Date For Options	Percentage of Total Options Issued
Michael Rosa	100,000	US$0.40	August 22, 2008	5.56
David C. Wynn	100,000	US$0.40	August 22, 2008	5.56
Robert Wyllie	100,000	US$0.40	August 22, 2008	5.56

Michael Rosa	300,000	US$0.40	June 25, 2009	16.67
David C. Wynn	300,000	US$0.40	June 25, 2009	16.67
Robert Wyllie	300,000	US$0.40	June 25, 2009	16.67

Michael Rosa	150,000	US$0.25	August 21, 2010	5.56
David C. Wynn	50,000	US$0.25	August 21, 2010	5.56
Robert Wyllie	150,000	US$0.25	August 21, 2010	5.56
Nicole Bouthillier	50,000	US$0.25	August 21, 2010	5.56
Total(1)	1,600,000	-	-	88.93

(1)     A total of 1,800,000 options have been issued, with 200,000 options with an exercise price of US$0.50 and expiration date of October 6, 2009 being issued to consultants of the Company that are neither officers nor directors.

Stock Option Plans and Long-Term Incentive Plan Awards

The Company has not in the past adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein. However, the Company has granted incentive stock options on an individual basis to provide compensation for performance.

2004 Stock Option Plan

At the 2004 annual meeting of the Company, the shareholders approved the Company's adoption of a stock option plan (the "Plan") in order to attract and retain employees and consultants and to provide additional incentive for directors, officers, employees and consultants, upon whose efforts and judgment the success of the Company is largely dependent, in order to grant either non-qualified stock options ("NQSO Options") or incentive stock options ("ISO Options") under the features provided for by the Code. Both NQSO Options and ISO Options (together, the "Options") are available for grant under the Plan. The following summary of the material terms of the Plan is not complete and is qualified in its entirety by reference to the Plan, a copy of which has been filed with the SEC.

The Committee

The Plan provides for the granting by a committee of the Board of Directors of the Company (the "Committee") who will be Plan administrators of Options to directors, officers, employees and consultants of the Company. The Committee administers and interprets the Plan and has authority to grant Options to all eligible persons. The Committee also determines, at the time the Option is granted, the number of shares granted, the type of option (NQSO Options or ISO Options), the purchase or exercise price, the vesting and expiration period of the option and other applicable terms of the option grant. At the present time, the entire board acts as the Committee.

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

Stock Subject To The Plan

The total number of common shares allotted and reserved for issuance under the Plan is 3,000,000 common shares, equivalent to approximately 3.59% of the issued and outstanding share capital of the Company, as at December 31, 2007. At the time of this annual report, the 3,000,000 common shares allocated for the Stock Option Plan represented 3.59% of the issued and outstanding shares. Such common shares will be reserved for Options to be granted at the discretion of the Committee. Options to purchase an aggregate of 1,800,000 common shares have been granted under the Plan and are outstanding as of July 14, 2008.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

Perial Ltd. holds 25,000,000 common shares or 29.96% of all issued and outstanding shares as at July 14, 2008. There are currently no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. As at July 14, 2008, the total number of common shares held by US residents is 22,614,666 or 27.1% held by 109 shareholders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class as of July 14, 2008
Perial Ltd. 191 Eglinton Avenue East Suite 302 Toronto, Ontario Canada M4P 1K1	25,000,000	Shareholder	29.96

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

During 2007, the Company issued 2,890,620 units in the capital of the Company at a price of US$0.20 per unit issued pursuant to debt settlement agreements to settle debt in the amount of US$578,124. Each unit consists of one common share and one transferable unit purchase warrant ("Unit Warrant"). Each Unit Warrant entitles the holder to acquire a further unit consisting of one common share and one common share purchase warrant ("Warrant") for 24 months up to and including March 21, 2009 as an exercise price of US$0.25. Each Warrant entitles the holder for 36 months up to and including March 21, 2010 to acquire one additional common share in the capital of the Company at an exercise price of US$0.30.

During 2007, the Company issued 333,000 units in the capital of the Company at a price of US$0.278 per unit issued pursuant to a debt settlement agreement to settle debt in the amount of US$0.40.

The Company paid $3,000 in 2007 and $5,400 in 2006 for office rental and office administration to a company with common shareholders.

In 2007, a related company was repaid a debt of $6,895 and advanced funds of $5,406.

A shareholder of the Company was owed $81,124 on December 31, 2006 for advances made during 2004 and 2005, which was paid during the fiscal year ended December 31, 2007 through a debt settlement where the Company issued 405,620 units, with each unit consisting of one common share and one-unit purchase warrant. This settlement was a part of the settlement agreements entered into on March 22, 2007.

The Company had an outstanding payable to its Officers and Directors for their compensation for the year ended December 31, 2007 totalling $60,000.

During 2007, a shareholder of the Company was repaid $63,963 by the Company. The interest rate on this debt was 6.5% per annum and was due on June 30, 2008 (paid).

During the fiscal year ended December 31, 2007, the Company advanced $35,799 to a related company and as of year-end had a balance of $28,906, which is reflected as a loan receivable.

The Company settled $492,124 in outstanding debts to shareholders, officers and directors of the Company through the issuance of 2,460,620 units on the same terms issued in the private placement of March 22, 2007.

As of December 31, 2007 the Company had a loan payable to a shareholder of the Company totalling $106,512 bearing 6.5% interest per annum with a due date of December 31, 2008.

There are no additional interests of management in transactions involving the Company except for those stated in Note 11 of the annual audited financial statements.

C.         Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

See Item 17 "Financial Statements" and Item 3.A "Selected Financial Data" of this Form 20-F.

Legal Proceedings

Other than as disclosed herein, no material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any director or officer of the Company in his or her capacity other than as disclosed herein.

Legal actions by Visa International Ltd. ("Visa") was commenced during the third quarter of 2007 against the Company's subsidiary, CRL, in both the Supreme Court of Calcutta and the Supreme Court of India. CRL engaged legal counsel to defend the claim made by Visa, which amounts to a claim for an interest in the Gandhamardan Bauxite project and is seeking an injunction in the Supreme Court of Calcutta against CRL from entering into agreements with others to develop the Gandhamardan Bauxite project. A component of the claim by Visa is a request for International Arbitration through the Supreme Court of India. CRL believes that the agreement with Visa is void as a result of non-performance by Visa. However, no assurance can be made that this matter will be resolved in a manner on terms acceptable to CRL or that the rulings when made will be in favour of CRL. As the outcome is not determinable, the Company has not accrued any amount for this claim.

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year, 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year (or a total of 15% of the total outstanding shares of the Company after three years). The term of the agreement was from June 30, 2000 to May 31, 2003. The Company had the right to terminate the agreement for just cause or for any act or omission that was a breach under the agreement that was not remedied within thirty days. It was also a term of the agreement that Mr. Brown could be terminated for cause. On February 12, 2001, Mr. Brown was terminated for cause. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract was in full force and effect. On September 1, 2005 the Company entered into a Settlement Agreement with Mr. Brown, under which the Company agreed to pay Mr. Brown $100,000 in cash consideration and a sum or sums equal to .5% (one half of one percent) of any payment, proceeds or other consideration directly or indirectly received by Balaton or any of its subsidiaries or affiliates relating to the sale or production from the Gandhamardan Project. The .5% of the proceeds continues until Mr. Brown receives $5,000,000 in total consideration in addition to the $100,000 in cash. The Company paid Mr. Brown the $100,000 in two equal payments with the first payment of $50,000 in October 2005 and the second payment of $50,000 in May 2006. Management of the Company does not view this contingent liability as a major detriment to the Company's overall performance.

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

B.         Significant Changes

Not applicable.

ITEM 9.            THE OFFER AND LISTING

A.         Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows in U.S. Dollars:

	2007	2006	2005	2004	2003
High (U.S. $)	$0.50	$0.50	$0.80	$1.00	$0.17
Low (U.S. $)	$0.16	$0.20	$0.35	$0.16	$0.06

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows

	2007				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High (U.S. $)	$0.40	$0.50	$0.34	$0.32	$0.47	$0.41	$0.48	$0.50
Low (U.S. $)	$0.25	$0.24	$0.16	$0.16	$0.27	$0.20	$0.20	$0.23

For the most recent six months, the high and low market prices for each month for the Company's common stock were as follows:

	June 08	May 08	April 08	Mar 08	Feb 08	Jan 08
High (U.S. $)	$0.18	$0.15	$0.13	$0.19	$0.20	$0.23
Low (U.S. $)	$0.09	$0.10	$0.09	$0.11	$0.15	$0.17

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

C.          Material Contracts

Joint Venture Agreement dated April 18, 1997

On April 18, 1997, Continental entered the Joint Venture Agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and exploit the Gandhamardan Bauxite Deposit. Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental's proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration. Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. During 2004, COMPL was voluntarily dissolved at the request of OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the new terms and conditions of the Proposed Revised Joint Venture Agreement being submitted to the Orissa Government for approval between OMC and CRL. As of the date of this annual report, the approval for the Proposed Revised Joint Venture Agreement between OMC and CRL has not been received from the Orissa Government.

License Agreement with Balaton Power Corporation, S.A. dated July 31, 2000

On July 31, 2000, BSA entered into a Licence Agreement with Rodney Smith, a former director and officer of the Company, and Colin Hall, whereby Mr. Smith and Mr. Hall transferred all their right, title and interest in the Pisces Process design and its derivatives to BSA. During 2003 BSA achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of the "Pisces Process." The Pisces Process is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of the Pisces Process was conducted in the spring of 2000 at the Northwest Hydraulic Consultants' laboratory in North Vancouver, British Columbia, Canada.

Licensing Agreement dated January 29, 2001

BSA entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces Process and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration for the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000. In January 2004 the parties agreed to reduce the royalty to 2%, and waive all further obligations of the Company, in consideration for 500,000 common shares of the Company. These shares were issued during the first quarter of 2003.

Stock Exchange Agreement dated September 30, 2002

On September 3, 2002 the Company entered into an agreement to acquire 100% of CRL from Perial in consideration for 33,000,000 common shares of the Company. 25,000,000 of these shares were issued to Perial and 8,000,000 were issued as a finder's fee. The transaction was completed on October 31, 2002 and resulted in a change of control of the Company and the focus of the Company's business on the Gandhamardan Project. See "Information on the Company" for a description of this transaction.

On May 8, 2007 the Company announced that CRL entered into an agreement in principal with Essar to develop the Gandhamardan Project and set up an Alumina/Aluminum complex subject to feasibility study and applicable approvals. The Essar Agreement is subject to the negotiation and execution of a definitive shareholder's agreement among Essar and CRL and, additionally, subject to the approval of the OMC and the approval of the revised agreement between CRL and OMC to develop the Gandhamardan Deposit by the State of Orissa, India. There is no assurance that OMC or the Government of Orissa will approve CRL's agreement with Essar or the Proposed Revised Joint Venture Agreement between CRL and OMC. As of July 14, 2008, a definitive agreement between CRL and Essar had not been reached.

D.          Exchange Controls

The Company is a corporation incorporated under the laws of the Province of British Columbia, Canada. Canada has no system of exchange controls. There are no exchange restrictions on borrowings from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the "ICA") enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the ICA. For the purposes of the ICA, "control" can be acquired through the acquisition of all or substantially all of the assets used in carrying on the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the ICA, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact by the acquirer through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

To the best of the registrant's knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any such remittance to United States' residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the ICA provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

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

(d)        direct acquisition of control of an existing Canadian business with assets of $281 million dollars or more by a WTO investor; and

(e)        investments in prescribed areas related to cultural heritage or national identity where the discretionary authority to review is exercised

E.         Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more Common Shares of the Company, and who at all material times and for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Company, holds all Common Shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company's understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA"). It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common Shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share is "taxable Canadian property", and is not "treaty-protected property", of the Investor for purposes of the Canadian Act. A Common Share that is disposed of by an Investor will generally not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the 60 months immediately preceding the disposition owned 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Common Share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act.

An Investor whose Common Shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more Common Shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefor exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor's reasonable costs of disposition. The Investor will be required to include one half of any such capital gain (taxable capital gain) in the Investor's taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Investor's taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains included in the Investor's taxable income earned in Canada in any of the three preceding taxation years or in any subsequent taxation year.

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by the Company to the Investor on a Common Share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. In accordance with the Treaty, the rate of withholding tax applicable to a dividend paid on a Common Share to an eligible Investor who is a resident of the United States for the purposes of the Treaty and who takes appropriate steps, is 5% if the Investor is a company that owns at least 10% of the voting stock of the Company, and 15% in any other case, of the gross amount of the dividend. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.

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

A U.S. Holder may generally qualify for relief under the Treaty in respect of such tax on such capital gain if and provided that the value of shares of the Company is not derived principally from real property situated in Canada at the relevant time. Management believes that the value of the Company's common shares is not currently derived principally from real property situated in Canada.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, we urge holders and prospective holders of common shares of the Company to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Balaton common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by the Company.

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

F.         Dividends and Paying Agents

Not applicable.

G.         Statement by Experts

Not applicable.

H.         Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company at 16678 77th Avenue, Surrey, British Columbia V3S 8G1 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. or at www.sec.gov.

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

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007 (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer), pursuant to Rule 13a-15(b) promulgated under the Exchange Act. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only the management's report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes during the period covered by this Annual Report in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ending December 31, 2007	Year ending December 31, 2006
Audit fees	$19,325.00	$60,000.00
Audit-related fees	$12,075.00	$29,177.04
Tax fees	-	-
All other fees	-	-
Total fees billed	$31,400.00	$89,177.04

A.          Audit Fees

Audit fees were for professional services rendered by the Company's auditors, for the audit of the Company's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

B.          Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under "Audit Fees" above.

C.          Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

D.          All Other Fees

Fees disclosed in the table above under the item "all other fees" were incurred for services other than the audit fees, audit-related fees and tax fees described above.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.          FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company's audited financial statements for the years ended December 31, 2007 and 2006, including the following:

1.         Independent Auditors' Report of Killman, Murrell & Company, P.C. dated April 25, 2008.

2.         Consolidated Balance Sheets as at December 31, 2007 and December 31, 2006.

3.         Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005.

4.         Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006.

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

(1)   Filed as an exhibit to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (SEC File No. 000-32255) filed on July 15, 2004, and incorporated by reference herein.

(2)   Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

BALATON POWER INC.

Consolidated Financial Statements
(Expressed in US Dollars)

December 31, 2007 and 2006

Balaton Power Inc.
Consolidated Financial Statements

Index

	Page
Report of independent registered public accounting firm	1
Consolidated balance sheets	2
Consolidated statements of operations and deficit	3
Consolidated statements of cash flows	4
Notes to consolidated financial statements	5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Balaton Power Inc.

We have audited the consolidated balance sheets of Balaton Power Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Killman, Murrell & Company, P.C.
Odessa, Texas
April 25, 2008

Comments by Auditors for U.S. Readers in Canada - United States Reporting Difference

In the United States, reporting standards for auditors, requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated April 25, 2008, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Killman, Murrell & Company, P.C.
Odessa, Texas
April 25, 2008

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
As at December 31, 2007 and 2006

	2007	2006
ASSETS		
Current		
Cash	$ 40,170	$ 1,748
Accounts receivable	-	27,330
Total current assets	40,170	29,078
Advances to related party (Notes 3 & 11)	28,906	-
Investments (Note 4)	75,000	201,176
Total assets	$ 144,076	$ 230,254
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 529,896	$ 809,394
Accounts payable (Note 11) - Related Party	62,609	59,168
Total current liabilities	592,505	868,562
Loan payable - Related Party (Note 6)	106,512	170,475
Total liabilities	699,017	1,039,037
SHAREHOLDERS' DEFICIENCY		
Share capital (Note 7)	5,537,404	4,958,884
Commitment to issue shares	-	16,149
Contributed surplus	2,251,710	1,412,357
Deficit	(8,344,055)	(7,196,173)
Total shareholders' deficiency	(554,941)	(808,783)
Total liabilities and shareholders' deficiency	$ 144,076	$ 230,254

Approved by the board

Director (signed) "Robert Wyllie"

Approved by the board

Director (signed) "Michael Rosa"

See accompanying notes

Balaton Power Inc.
Consolidated Statements of Operations and Deficit
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue		
Oil Income	$ -	$ 5,793
Interest Income	-	1,366
	-	7,159
Expenses		
Administration and general	449,488	476,028
Consulting fees and commissions	435,000	425,124
Professional fees	137,218	173,769
Oil Expense	-	6,587
Writedown of resource properties	126,176	-
	1,147,882	1,081,508
Net loss and comprehensive loss	(1,147,882)	(1,074,349)
Deficit, beginning of year	(7,196,173)	(6,121,824)
Deficit, end of year	$ (8,344,055)	$ (7,196,173)
Loss per common share		
Basic	$ (0.01)	$ (0.01)
Diluted	$ (0.01)	$ (0.01)
Average number of common shares outstanding	81,596,582	76,025,117
Average number of diluted shares outstanding	81,596,582	76,025,117

See accompanying notes

Balaton Power Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash provided by (used in):		
Operating activities		
Net loss	$ (1,147,882)	$ (1,074,349)
Adjustments for item not affecting cash		
Fair value of stock options issued	48,700	-
Write-down of resource property	126,176	-
	(973,006)	(1,074,349)
Changes in non-cash working capital components		
Prepaid expenses	-	7,162
Accounts payable and accrued liabilities	302,067	612,788
Accounts receivable	27,330	-
	(643,609)	(454,399)
Financing activities		
Advances to related party	(28,906)	-
Loan payable	(63,963)	89,351
Issue of share capital	774,900	-
Loan receivable	-	34,556
	682,031	123,907
Net increase in cash	38,422	(330,492)
Cash, beginning of year	1,748	332,240
Cash, end of year	$ 40,170	$ 1,748
Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

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

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiary, Continental Resources (USA) Inc. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 3.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

2. Summary of significant accounting policies (cont'd)

Use of estimates

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

Stock-based compensation

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
For the Years Ended December 31, 2007 and 2006

2. Summary of significant accounting policies (cont'd)

Stock-based compensation

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

Accounting changes

The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Changes in accounting policy

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost.

Page 8
Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

2. **Summary of significant accounting policies** (cont'd)

Changes in accounting policy

Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is unrecognised or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading.

Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, the Company has determined that no adjustment is necessary to the opening deficit balance.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 “Asset Retirement Obligations” which establishes standards for asset retirement obligations and associated retirement costs related to site reclamation and abandonment.

The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2007 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

Impact of accounting policies not yet adopted

In December 2006, the Canadian Institute of Chartered Accountants published new Section 1535, "Capital Disclosures". The new section establishes standards for disclosing information about an entity's capital and how it is managed. This new standard is effective for fiscal years beginning on or after October 1, 2007 and the Company will implement it as of January 1, 2008. The new accounting standard only addresses disclosures and will have no impact on the Company's financial results.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

2. Summary of significant accounting policies (cont'd)

In June 2007, the Canadian Institute of Chartered Accountants modified Section 1400, "General Standards of Financial Statement Presentation", in order to require that management make an assessment of the Company's ability to continue as a going concern over a period which is at least, but is not limited to, twelve months from the balance sheet date. These new requirements are effective for fiscal years beginning on or after January 1, 2008 and the Company will implement them as of January 1, 2008. The new requirements only address disclosures and will have no impact on the Company's financial results.

Financial Instrument-Disclosures, Section 3862, describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The section complements the principles of recognition, measurement and presentation of financial instruments of section 3855, Financial instrument-Recognition and Measurement.

Section 3863 Financial Instruments-Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 Financial Instruments-Disclosures and Presentation. The Company is currently evaluating the impact of the adoption of this new Section on the financial statements.

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

Foreign currency translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

3. Advances to related party

The advances to related party are due from a shareholder of the Company, are non-interest bearing and due on demand.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

4. Investments

	2007	2006
Interest in oil well	$ -	$ 126,176
Common shares in Cumberland Continental Corp.	75,000	75,000
	$ 75,000	$ 201,176

During the 2004 year, the Company purchased 500,000 shares in a private company called Cumberland Continental Corp. through a private placement for $75,000. The investment has been recorded at cost. Cumberland Continental Corp. is in the the computer software business and is currently attempting a registration on the Nasdaq OTCBB.

5. License agreement

The Company was a party to a license agreement with Balaton Power Corporation S.A. ("BPCSA") to manufacture, market, sell/lease and otherwise commercialize BPCSA's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has an ongoing option to renew for a further 20 years at the expiration of each 20 year period.

6. Loan payable - Related party

The loan payable is unsecured and due to a shareholder of the Company and a company controlled by this shareholder and bears interest at 6.5% per annum. The loan was extended to December 31, 2008.

7. Share capital

Authorized unlimited common shares without par value

Issued and fully paid	Shares	Amount
Balance, December 31, 2005 and 2006	76,025,117	$ 4,958,884
Private placements for cash	4,205,000	372,537
Issued for commitment to issue shares	333,000	16,149
Issued for settlement of debt	2,890,620	256,034
Finders' fee for private placement	-	(66,100)
Balance, December 31, 2007	83,453,737	$ 5,537,504

Contributed surplus	
Balance, December 31, 2005 and 2006	$ 1,412,357
Fair value of purchase warrants granted	790,653
Fair value of options granted	48,700
Balance, December 31, 2007	$ 2,251,710

Page 11
Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

7. Share capital (cont'd)

During 2007, the Company completed a private placement whereby 4,205,000 units were issued at US $0.20 per unit for gross cash proceeds of $841,000. Each unit consists of one common share and one unit purchase warrant. Each unit purchase warrant is exercisable to purchase a further unit ("Warrant Unit") on or before March 21, 2009, at US$0.25 per Warrant Unit. Each Warrant Unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to purchase a further common share on or before March 21, 2010 at a price of US$0.30 per share. The fair value of the warrants has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest free 3.94%; volatility of 117.25%; and expected life of 2 year. The resultant value assigned to the 4,205,000 common share purchase warrants was $468,563, which was credited to contributed surplus.

During 2007, the Company issued 333,000 units pursuant to a previous commitment to issue shares.

During 2007, the Company issued 2,890,620 units at a $0.20 per unit to settle debt in the amount of $578,124. Each unit consists of one common share and one unit purchase warrant. Each unit purchase warrant is exercisable to purchase a further unit ("Warrant Unit") on or before March 21, 2009, at US $0.25 per Warrant Unit. Each Warrant Unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to purchase a further common share on or before March 21, 2010 at a price of US$0.30 per share. The fair value of the warrants has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 3.94%; dividend yield of 0%; volatility of 117.25%; and expected life of 2 year. The resultant value assigned to the 2,890,620 common share purchase warrants was $322,090, which was credited to contributed surplus.

Warrants

Balance, December 31, 2005	4,091,851
Expired	(3,128,137)
Balance, December 31, 2006	963,714
Issued in 2007	7,759,120
Expired	(1,296,714)
Balance, December 31, 2007	7,426,120

At December 31, 2007, the following warrants were outstanding:

Amount	Price	Expiry
7,095,620	$ 0.25	March 21, 2009
330,500	$ 0.40	March 21, 2009

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

8. Stock-based compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

A summary of the status of the Company's employee stock option plan as of December 31, 2007 and 2006 and changes during the years then ended are as follows:

	2007 Number of options	2007 Weighted Average Exercise Price	2006 Number of options	2006 Weighted Average Exercise Price
Outstanding, beginning of year	1,800,000	$ 0.46	4,800,000	$ 0.46
Expired	(400,000)	0.50	(3,000,000)	$ 0.50
Granted	400,000	0.25	-	-
Outstanding, end of year	1,800,000	0.38	1,800,000	0.46
Options exercisable, end of year	1,800,000	$ 0.38	1,800,000	$ 0.46

At December 31, 2007, the following employee stock options were outstanding:

Options		
200,000	$ 0.50	October 6, 2009
400,000	0.25	August 21, 2010
900,000	0.40	June 25, 2009
300,000	0.40	August 22, 2008
1,800,000		

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

9. Income taxes (cont'd)

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2007	2006
Combined federal and provincial income tax rates	34%	34%
Loss before income taxes	$ (1,147,882)	$ (1,074,349)
Expected income tax (recovery)	(390,000)	(365,000)
Non-deductible expenses	17,000	-
Valuation allowance	373,000	365,000
Actual income taxes	$ -	$ -

The significant components of the company's future income taxes are as follows:

Future income tax assets		
Net operating losses carried forward	$ 1,600,000	$ 1,300,000
Valuation allowance for future income taxes	1,600,000	1,300,000
	$ -	$ -

The company has accumulated potential tax benefits coming from losses carried forward. The related tax benefits will be recorded when realized. They expire as follows:

	Losses
2011	$ 333,000
2012	440,000
2016	1,225,000
2017	1,187,000
2018	613,000
2019	973,000
	$ 4,771,000

10. Financial instruments and risk management

a) Fair value disclosure

Fair values are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2007 and 2006

10. Financial instruments and risk management (cont'd)

The Company has determined that the carrying value of its financial assets and liabilities approximates their fair value.

b) Foreign exchange risk

The Company incurs expenditures in United States dollars and Indian rupees as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

11. Related party transactions

A shareholder of the Company was repaid by the Company $63,963 (2006 - advanced the Company $8,935) during the year. The loan bears interest at 6.5% per annum. Interest and principal are payable at maturity on June 30, 2008.

During 2006, 125,000 Common Shares were issued to a shareholder to settle outstanding third party debt totalling $80,396.

The Company had an outstanding payable to its officers and directors for their compensation for the year totalling $60,000 (2006 - $70,000).

During the year, a related company was advanced funds in the amount of $35,799 (2006 - $13,070) which has been reflected as a loan receivable.

During 2006, 254,857 common shares were issued in exchange for fees and services in the amount of $78,231.

12. Contingent liability

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

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BALATON POWER INC.

/s/ Robert Wyllie
ROBERT WYLLIE
Chief Financial Officer

DATED:   July 14, 2008