Form 20-F
period 2008-12-31
BALATON POWER INC
filed 2009-07-15
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2008

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

Suite 206, 20257 54th Avenue
Langley, British Columbia
Canada V3A 3W2
(Address of principal executive offices)

Contact Person: Paul Preston
Email: boxbal@shaw.ca
Telephone: (604) 533-5075, Facsimile: (604) 533-5065

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

i

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of the Company's only class of capital or common stock as at December 31, 2008 was 83,453,737 common shares without par value.

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

YES      [X]                                              NO     [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer   [ ]            Accelerated filer   [ ]            Non-accelerated filer   [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [ ] by the International Accounting Standards Board	Other [X]

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

YES              [  ]                                NO            [  ]     N/A

ii

iii

Glossary
Term	Definition
Balaton or the Company	Balaton Power Inc.
Balco	Bharat Aluminium Co.
Bayer Process	A method of producing alumina from bauxite by heating it in a sodium hydroxide solution
BRIMAC	Balaton Remote Integrated Monitoring and Control System
BSA	Balaton Power Corporation S.A.
CDN GAAP	Generally accepted accounting principles in Canada
CFC	Controlled foreign corporation
CIMM	Canadian Institute of Mining and Metallurgy
Code	Internal Revenue Code
Committee	Board of directors of the Company who will be Plan administrators
COMPL	Continental Orissa Mining Private Limited
Continental	Continental Resources Ltd., a company incorporated under the laws of Québec
CRA	Canada Revenue Agency
CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company
EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals
Essar	Essar Aluminium Orissa Limited, an Indian resource development corporation
Essar Agreement	Agreement between CRL and Essar dated May 8, 2007
Exchange Act	Securities Exchange Act of 1934, as amended (United States)
FERC	United States Federal Energy Regulatory Commission
Gandhamardan Project	The Company's mineral project, situated in the Gandhamardan Hill, Duragali, State of Orissa, India
GSI	Geological Survey of India
ICA	Investment Canada Act

Term	Definition
Investor	A person who acquires one or more Common Shares of the Company
IRS	United States Internal Revenue Service
ISO Options	Incentive stock options
Joint Venture Agreement	The joint venture agreement between Continental and OMC dated April 18, 1997
MECL	Mineral Exploration Corp. Ltd.
NQSO Options	Non-qualified stock options
ODM	Orissa Directorate of Mines
OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation, the Company's joint venture partner
Option Plan	The Company's 2004 incentive stock option plan
Permit	The mining permit issued in the name of OMC for over 285 hectares named Block 7 of the Gandhamardan Project
Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, a major shareholder of the Company
PFIC	Passive foreign investment companies
Pisces Process	Fish protective water inlet device
QEF	Qualified electing fund
Proposed Revised Joint Venture Agreement	The Proposed Revised Joint Venture Agreement is between CRL and OMC
SEC	United States Securities and Exchange Commission
System	Low-impact run-of-the-river hydroelectric power production system
Tax Act	Income Tax Act (Canada)
Technical Report

A report prepared by E.A. Gallo, P. Geo, titled "Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India", dated April 8, 2003 and amended January 19, 2007, and February 9, 2007

Treaty	Canada-United States Income Tax Convention, 1980
US GAAP	Generally accepted accounting principles in the United States of America

Term	Definition
U.S. Securities Act	Securities Act of 1933, as amended (United States)

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

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.         Selected Financial Data

The following selected financial is data derived from and should be read in conjunction with the audited financial statements of the Company for the last five fiscal years ended December 31, 2008, as well as the sections of this Annual Report entitled "Information on the Company" and "Operating and Financial Review and Prospectus". The financial statements are presented in United States dollars and have been prepared in accordance with CDN GAAP. Note 15 to the financial statements provides a summary of the material differences between CDN GAAP and US GAAP as they relate to the Company's financial statements included herein.

Amounts presented for the year ended December 31, 2004, have been restated to make certain adjustments as described in Note 16 to the December 31, 2005 annual financial statements included the Company's Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on July 17, 2007.
(US$)	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004 Restated
Balance Sheet Data
Total assets (CDN GAAP)	$ 31,906	$ 144,076	$ 230,254	$ 602,464	$ 733,976
Total assets (US GAAP)	31,906	144,076	230,254	602,464	733,976
Total liabilities	843,795	699,017	1,039,037	336,898	488,617
Share capital	5,537,404	5,537,404	4,958,884	4,958,884	4,130,154
Retained earnings (deficit) (CDN GAAP)	(8,601,003)	(8,344,055)	(7,196,173)	(6,121,824)	(4,972,337)
Retained earnings (deficit) (US GAAP)	(8,601,003)	(8,344,055)	(7,196,173)	(6,121,824)	(4,972,337)

(US$)	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004 Restated
Period End Balances (as at)
Working capital (deficit)	(811,889)	(552,335)	(839,484)	64,390	44,183
Resource properties	-0-	-0-	-0-	-0-	-0-
Shareholders' equity	(811,889)	(554,941)	(808,783)	265,566	245,359
Statement of Operations Data
Revenue	$ -	$ -	$ -	$ -	$ -
Production costs	-	-	-	-	-
Write-down of resource properties	-	126,176	-	-
General and administrative expenses	98,680	449,488	476,028	914,749	1,239,605
Consulting fees and commissions	-	435,000	425,124	63,000	245,882
Professional fees	83,268	137,218	173,769	171,738	207,376
Interest expense	-	-	-	-	13,040
Write down of loan receivable	-	-	-	-	355,548
Write down of investment	75,000	-	-	-	-
Oil income	-	-	5,793	-	-
Interest income	-	-	1,366	-	-
Oil expense	-	-	6,587	-	-
Income (loss) (CDN GAAP)	(256,948)	(1,147,882)	(1,074,349)	(1,149,487)	(2,061,451)
Loss per common share (CDN GAAP)[1]	(0.00)	(0.01)	(0.01)	(0.02)	(0.03)
Loss per common share (US GAAP)[1]	(0.00)	(0.01)	(0.01)	(0.02)	(0.03)
Number of outstanding shares	83,453,737	83,453,737	76,025,117	76,025,117	73,795,260

Notes:

(1)   Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

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

The Company will require additional funding to continue operations. Historically, the Company has funded its operations through the sale of equity capital and will require additional funding to continue operations. The Company has had and will continue to have capital requirements in excess of its currently available resources and may not be able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance CRL's operations. Specifically, the Company is dependent on the proceeds of future financing to finance exploration and future development of the Gandhamardan Project. To the extent that any such financing involves the sale of equity capital, the interests of the Company's then existing shareholders could be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

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

The issuance of additional shares would dilute the interests of existing shareholders. The Company is authorized to issue an unlimited number of common shares. On December 31, 2008, the Company had 83,453,737 common shares issued and outstanding as described in Note 7 of the audited annual financial statements of the Company for the year ended December 31, 2008. The Board of Directors has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company from its authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

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

Exploration and development of natural resources involves a high degree of risk. The Company is required to obtain the approval from the State of Orissa for the agreement with OMC, which has been superseded and replaced with a further Proposed Revised Joint Venture Agreement between CRL and OMC, before it will have the opportunity for exploration and future development of CRL's Gandhamardan Project in Orissa State, India. The terms of the Proposed Revised Joint Venture Agreement have been accepted by both CRL and OMC, however such revised agreement remains subject to the approval from the State of Orissa. As of the date of this filing, the Orissa State Government has not authorized OMC to execute the final Proposed Revised Joint Venture Agreement. There can be no assurance the Orissa State Government will authorize OMC to sign the Proposed Revised Joint Venture Agreement on the terms currently prescribed. In the event that OMC does not sign the Proposed Revised Joint Venture Agreement, the Company's interest in the Gandhamardan Project would be significantly adversely affected. Substantial expenditures are required to establish resources and reserves through drilling, to develop processes for extraction and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. No assurance can be given that Mineral Resources will be converted to Mineral Reserves, that funds required for the development can be obtained on a timely basis, that funds will be adequate to complete a feasibility study and/or that bauxite can be economically extracted from the Gandhamardan Project.

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

The Company may enter into option and joint venture agreements, which would reduce its interests in these projects. In order to conserve financial resources, the Company's efforts are focused on CRL, which intends to enter into option, joint venture, or development agreements to form a consortium to finance the exploration and possible development of the Gandhamardan Project following obtaining approval from the State Government of Orissa for the Proposed Revised Joint Venture Agreement between OMC and CRL. There is no assurance that OMC or the Government of Orissa will approve CRL's agreement with any such third party. If such agreements are entered into, CRL's current interest in the Gandhamardan Project would be reduced and CRL would share with others in the development of the project. There is no assurance that a consortium will be formed, or if formed, that it will be formed on terms favourable to CRL, or that the development of the Gandhamardan Project will proceed.

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

The Company relies on Indian government agencies and OMC for the development of the Gandhamardan Project. The Company relies heavily on the cooperation of the State Government of Orissa, OMC and other governmental agencies in the finalization of joint venture relationships and the issuance of permits and licenses for the development of the Gandhamardan Project. The Company is dependent upon the Government of Orissa to approve the Proposed Revised Joint Venture Agreement between the Company and OMC and there is no assurance that the Government of Orissa will give such approval. The Company is also dependent upon OMC to approve any agreements between the Company and third parties that relate to the Gandhamardan Project and there is no assurance that OMC will give such approval.

The Company may face inflationary and other economic pressures. The Company is not currently generating any revenue. However, future revenues, if any, may be generated from the Gandhamardan Project. Any such revenues could be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However, inflationary pressures affect the Company's operation and development expenditures, which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered with respect to the general state of the world economy and the economy of the United States in particular.

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

The Company's interest in the Pisces Process is uncertain. On March 10, 2009, the Company received a letter from Balaton Power Corporation S.A. ("BSA"), the patent holder and licensor to the Company of the Pisces Process, regarding its position that the Company was in default of the conditions of the licensing agreement between the parties (see "Material Contracts" below). The Company and BSA are currently in discussions regarding the licensing agreement and the March 10, 2009 letter, and there can be no assurances that the Company will continue to hold an interest in the Pisces Process as a result of the discussions. An adverse outcome in the discussions is not expected to have a material adverse effect on the Company's business, financial condition or results of operations.

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

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company's access to capital or increase its cost of capital. Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company's cost of obtaining, financing for its operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company's operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

ITEM 4.            INFORMATION ON THE COMPANY

A.          History and Development

The Company's legal and commercial name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) (now the British Columbia Business Corporations Act) under the laws of the Province of British Columbia, Canada, on June 25, 1986.

Balaton's head office is located at Suite 206, 20257 54th Avenue, Langley, British Columbia, Canada V3A 3W2, Telephone: (604) 533-5075, Facsimile: (604) 533-5065, Email: boxbal@shaw.ca. Balaton's registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.

Balaton is a mining exploration and development company currently pursuing a mineral project in India and has limited operations. The mineral project is a bauxite deposit in Gandhamardan Hill, Duragali, State of Orissa, India (the "Gandhamardan Project"). The Gandhamardan Project is being developed by Balaton's wholly owned subsidiary, Continental Resources (USA) Ltd. ("CRL"). Balaton is a public company listed on the OTC Bulletin Board, with the stock symbol "BPWRF".

Prior to the Company's acquisition/merger with CRL in October 2002, the Company was in the business of constructing, installing and selling run-of-the-river hydroelectric power production systems. During 2007, the hydroelectric site held by the Company's then wholly owned subsidiary, Snoqualmie River Hydro Inc., expired and now the Company no longer owns or has any rights to any sites for hydroelectric power development. The Company continues to have an interest in a licence agreement relating to a patented fish protective water inlet device called the Pisces Process (see "Material Contracts" and "Business Overview - Patents and Licenses"). The Company and the licensor of the patent for the Pisces Process are currently in discussions regarding the licensing agreement (see "Legal Proceedings").

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

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. ("Perial") for the purchase of CRL. The Company issued a total of 33,000,000 common shares in its own capital to acquire CRL, of which 25,000,000 shares were allocated to Perial and 8,000,000 shares were issued as finder's fees to non-related parties of the Company. At that time CRL was a joint venture partner with OMC, which held an interest in the Gandhamardan Project. The transaction was treated as a capital transaction by the Company and not a business combination. Prior to the transaction, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL's outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% interest in production from the oil and gas assets. Subsequently the 25% interest was converted to a 6.25% override and the value was lowered to $126,176. No revenues were received during 2007 and this interest was written down to zero on December 31, 2007.

At the time of the Company's acquisition/merger with CRL in 2002, CRL's sole asset was a 50% interest and effective control of Continental Orissa Mining Private Limited ("COMPL"), a private Indian company which held rights to explore and develop the Gandhamardan Project. During 2004, COMPL was voluntarily dissolved to make way for a new entity that would facilitate future joint venture agreements with Orissa Mining Corporation ("OMC") (OMC being an Orissa State owned government corporation and the other 50% interest holder of COMPL). CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of the Proposed Revised Joint Venture Agreement submitted to the Orissa Government for approval, upon the effectiveness of such revised agreement. As of the date of this filing, the approval of the Orissa Government for the Proposed Revised Joint Venture Agreement remains outstanding.

Over the past three years, the Company has focussed on establishing a strong working relationship with OMC. The Company and OMC have discussed the principal terms of the exploration and possible development of the Gandhamardan Project, although no written agreement has yet been signed. Management has held discussions with potential partners to provide financial and technical resources to assist in the exploration and potential development of the Gandhamardan Project. These efforts have taken substantially all of the time of the Company's management over the past three years. When the time comes, the Gandhamardan Project will require financing activities to raise funds to further the project. During the Company's last three financial years to the date of this filing, the Company has made no principal capital expenditures or divestitures.

In February 2007, Balaton updated in a press release at the request of the British Columbia Securities Commission previous disclosure to clarify the status of the Gandhamardan Project. The update, among other things, clarified that the Company did not have any mineral reserves in the Gandhamardan Project and that the Company had not completed a current preliminary or full feasibility study demonstrating the technical and economic viability of the deposits. Balaton also clarified in this update that significant risks were associated with the development of the Gandhamardan Project and that the Company's efforts to that date could only be considered preliminary in nature.

On May 8, 2007, Balaton announced that CRL had entered into an agreement in principle (the "Essar Agreement") with Essar Aluminum Orissa Limited ("Essar"), an Indian resource development corporation, to develop the Gandhamardan Project and set up an alumina/aluminum complex subject to a feasibility study and applicable approvals. The Essar Agreement was subject to negotiation and execution of a definitive agreement, approval of OMC, and approval by the State of Orissa, India. In the fourth quarter of 2008, Essar served notice to CRL that Essar's board had not approved Essar entering into a definitive and shareholder agreement with CRL at that time because of the global crisis in commodity and financial markets and CRL's unresolved pending litigation with Visa International Ltd. ("Visa") (see "Legal Proceedings"). Since the fourth quarter of 2008, CRL has entered into discussion with Visa in an attempt to resolve the pending litigation between the parties. In April 2009, CRL and Essar entered into a general release whereby Essar released CRL, and CRL released Essar from any agreements. Despite this release, CRL may approach Essar in the future once it has resolved the litigation with Visa and global commodity markets stabilize, but at this time CRL is free to pursue other potential partners for exploration and development for the Gandhamardan Project. As of the date of this filing, CRL continues to hold discussions with Visa to resolve the litigation and no other agreement has been entered into with any party for the exploration and potential development of the Gandhamardan Project.

On November 5, 2008, Balaton announced that Robert Wyllie, a director and Chief Financial Officer of the Company, and David Wynn, a director of the Company, resigned from their respective director and officer positions with Balaton in order to pursue other opportunities.

On April 8, 2009, Balaton appointed Paul E. Preston as a director of the Company to fill a casual vacancy on the board. Mr. Preston was also appointed Chief Financial Officer effective April 9, 2009.

B.          Business Overview

The Company's principle business is focussed on the exploration of the Gandhamardan Project located in the State of Orissa in India through CRL. The Company is currently seeking approval from the Government in the State of Orissa to a Proposed Revised Joint Venture Agreement with OMC as described below relating to the Gandhamardan Project.

Gandhamardan Project

On April 18, 1997, Continental Resources Ltd. ("Continental") entered into an agreement with OMC (the "Joint Venture Agreement") to form COMPL, a 50-50 joint venture company in the State of Orissa, India, with its primary purpose to explore and develop the Gandhamardan Project. Continental managed the daily operations of COMPL. Under the Joint Venture Agreement, OMC had an option to participate in Continental's proposed aluminium complex (including refinery, power plant and smelter). OMC had to exercise this option within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration of the deposit. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. ("Perial") for the purchase of CRL in consideration for 33,000,000 common shares. (See "Material Contracts"). During 2004, COMPL was voluntarily dissolved at the request of OMC. Currently, CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of a new agreement submitted to the Orissa Government for approval, and as of the date of this filing the approval is still pending.

During 2004, CRL met with OMC to discuss the terms and conditions for a new joint venture agreement to explore and develop the Gandhamardan Project. The Proposed Revised Joint Venture Agreement has been approved by CRL and OMC but is currently awaiting final approval from the Government of Orissa. No assurance can be made that the Government of Orissa will give its approval to the new propose joint venture agreement.

During 2005, CRL set up and staffed an office in Bhubaneswar, Orissa and proceeded with the initial start up of the Gandhamardan Project. Included in the staff in the Bhubaneswar office was a geological team that obtained more than 1400 maps and reports covering the Gandhamardan area and had catalogued them with reference numbers for evaluating the top sites for alumina refinery, power plants, railroad spurs, water pipeline and aluminium smelter. Due to the delay in obtaining approvals and the current financial environment, as of date of this filing, the Bhubaneswar office has been closed and no staff are currently retained at that office.

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

As the Gandhamardan Project is currently preliminary in nature and awaiting numerous approvals from the Government of the State of Orissa:

a.   the extent of the permits that must be acquired to conduct the work proposed for the project remains unknown at this time (as the date of this filing, OMC has obtained a mining permit for one of the seven blocks that relate to the project and approval for the remaining six has been submitted to the central government of India),

b.   the extent of the environmental liabilities to which the project is subject remains unknown at this time, and

c.   except as disclosed in the "Legal Proceedings" section of this document and subject to any agreements with third parties relating to the Project and finalization of the Proposed Revised Joint Venture Agreement, the extent of any royalties, overrides, back-in rights, payments or other agreements and encumbrances to which the project is subject remains unknown at this time.

Summary Report on Gandhamardan Project

CRL's Gandhamardan Project is summarized in the following information from a report prepared by E.A. Gallo, P. Geo. titled "Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India", dated April 8, 2003 as amended January 19, 2007, and February 9, 2007 (the "Technical Report"). The Technical Report summarizes exploration on the property by past operations, and was prepared and is disclosed by the Company under Canadian securities regulations. The Technical Report has been filed on SEDAR and can be reviewed in its entirety at www.SEDAR.com. E.A. Gallo, a geologist, had worked extensively on the project and had visited the Gandhamardan area and made several trips to India to become knowledgeable on the Gandhamardan area.

Historical Resource Estimates

The Technical Report sets out resource estimates calculated prior to the Canadian Institute of Mining and Metallurgy ("CIM") Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 ("NI 43-101") and were not performed to CIM standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the Company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources.

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

Introduction And Terms Of Reference

The Technical Report was written at the request of CRL, a subsidiary of Balaton Power Inc. It was written on April 8, 2003, and revised on January 15, 2007 and further revised on February 9, 2007.

The Gandhamardan bauxite deposit was the focus of an extensive exploration-evaluation programme conducted in stages over a number of years by ODM and MECL. A need was recognized to examine and assimilate the technical results of all this work, to draw whatever conclusions might emerge, and to make recommendations regarding any further work that might be warranted. The Technical Report addresses that need.

The prime sources of data utilized in preparing the Technical Report are technical reports written by geologists and engineers employed on the project by ODM and MECL. Information was also obtained from other technical reports, and from discussions held with officials of OMC, MECL, GSI, National Aluminium Company of India, and SNC-Lavalin Inc. As well, the author drew upon observations made during five visits to the area, including three to the property. These three visits lasted a total of 59 days.

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

Bihar
West Bengal
Ib Coalfield
NORTH
Paikmal
GHANHAMARDAN
Balangir
Lakhna
ORISSA
Bhubaneswar
SE Railway
Madhya Pradesh
Bay of Bengal
Scale: 0 50 100 Kms
Andhra Pradesh
Vishakhapatnam

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

Figure III - Gandhamardan Bauxite Deposit Showing Block Divisions

OMC currently holds a mining permit (the "Permit") on Block 7, which contains about 20% of the deposit, or approximately 40 million tonnes. The Permit covers an area of 285 hectares, as shown in Figure IV.

Figure IV - Granted and Applied Mining Leases

As mentioned above, OMC has applied for mining permits covering the other blocks. A perimeter land survey and other environmental studies must be performed before additional permits are granted.

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

Gandhamardan hill is a designated Forest Reserve. Indian government regulations permit mining in a designated Forest Reserve provided that another area of equal or greater areal extent is secured and substituted in its stead, and the designation transferred to it. A permit must be granted by the Dept. of Forests to effect such a transfer. The Directorate of Mines has identified 3 potential substitute sites, and has made application to the Dept. of Forests for the necessary permit. Granting of the permit is pending as of the date of this filing.

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

The climate in the Gandhamardan area is sub-tropical, with summer temperatures averaging 33°C, and winter temperatures averaging 18°C. Annual rainfall averages 150 cms., most of it during the monsoon season, between July and August. The months of January and February experience little or no rain. Previously, the monsoon rains came in 3-year cycles, however, they have failed to come for the past several years, resulting in impoverished drought conditions. It is anticipated that the length of operating season for the project will be year round.

Should a mining operation be established, no tailings or wastes would be created, since the bauxite is direct-shipping. The cover of soil and laterite would be moved and stockpiled, then replaced after removal of the bauxite.

As the Gandhamardan Project is currently preliminary in nature and awaiting numerous approvals from the Government of the Sate of Orissa, the extent of the surface rights necessary for the project to proceed remains uncertain at this time.

History

The potential for bauxite at Gandhamardan was first recognized by the Geological Survey of India (the "GSI") in the 1940's, and they recommended that the area be thoroughly prospected.

In 1948, the Orissa Directorate of Mines (the "ODM") sank several pits, which intersected only laterite.

In 1959, ODM identified bauxite at Gandhamardan, and they immediately undertook a programme of exploration and evaluation. GSI and Mineral Exploration Corp. Ltd. ("MECL"), an Indian federal government agency, participated, as did Aluminium Corp. of India, an aluminium producer.

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

The deposit attracted no further attention until 1975, when the economic potential of the large, low-silica bauxite deposits in the State Orissa became recognized. Bharat Aluminum Co. ("Balco"), an Indian corporation, expressed interest in Gandhamardan as a source of feed for their aluminium plant at Korba, situated 350 kms. by rail to the N, in the adjoining State of Madhya Pradesh. At Balco's request, an integrated exploration programme was undertaken jointly by MECL, GSI, and ODM. The programme included linecutting, topographic surveying, geological mapping, pitting, drilling, sampling, mineralogical studies, and metallurgical tests.

Balco commissioned a feasibility study on a portion of the deposit in 1980, and upon its conclusion, prepared to bring the deposit into production. Local villagers opposed the project, and Balco finally gave it up.

The property remained idle until 1997, when Continental and OMC agreed to jointly develop it. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however numerous delays ensued, and the study was never completed. The author of the Technical Report visited the property at this time, and during one of the visits, collected six samples, two from Pit GP-2, and two from each of two scarp sites. The samples were collected in the author of the Technical Report's presence, and he personally transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by x-ray fluorescence, fused-disc method. In 2002, OMC transferred the Agreement from Continental to CRL. There is no connection between the two companies.

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

LEGEND
Recent
Alluvium
Pleistocene
Laterite
Triassic-Cretaceous
Sediments
Proterozoic
Sediments
Anorthosites
Ultrabasics
Sediments and Volcanics
Archean
Granites
Volcanics and Banded Iron Formation
Charnockites and Migmatites
Khondalites
Undifferentiated Granites and Gneisses
NORTH
GANDHAMARDAN
North Orissa Boundary Fault
Eastern Ghats Boundary Fault
SYMBOL
Fault
Scale:
0
100
Kms

SOURCE: Geological Survey of India

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

The Company is still seeking approval of the underlying agreement relating to the property from the Government of the State of Orissa. Once this government approval has been obtained, the Company anticipates undertaking, among other things, confirmatory exploration, a pre-feasibility study (and if recommended, a final/full feasibility study) and environmental studies as necessary.

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

Data Verification

In examining the technical reports authored by ODM and MECL, it became apparent to the author of the Technical Report that the exploration-evaluation programmes were conducted in a thorough, competent manner by knowledgeable, capable persons. The programmes followed a logical sequence of steps, justified by positive results, to determine the nature and extent of the bauxite deposit, and its suitability for the production of alumina by the Bayer Process.

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

Balco, in cooperation with MECL, collected 12 composite drill hole samples, and submitted them to Aluterv-FKI, an integrated aluminium producer in Budapest, Hungary. MECL's Exploration Report, Volume I, 1980, states "....industrial tests..." were undertaken, however it does not describe the nature of these tests. The MECL report does provide the results of additional autoclave tests and chemical analyses performed by Aluterv, and it states "...The Hungarian tests indicate that for the Korba plant the Gandhamardan bauxite can be processed advantageously...", and also that "...the deposit has a potential for low temperature technology..." The conclusions in the report state "...The immediate objective of establishing reserves of suitable categories for developing a mine to feed the Korba plant has been achieved..." MECL also states in its report that the Gandhamardan bauxite is suitable "...for use in Bayer's process is general..."

Feasibility Study - In 1980, Balco commissioned Metallurgical and Engineering Consultants (India) Ltd. to conduct a feasibility study. Their report is titled "Feasibility Report for Development of Gandhamardan Bauxite Deposit" and is dated February, 1981. In their report, they state "...a mining operation could be established...with annual production of 500,000 tpy on dry basis." Capital costs were estimated to be "...about 50 crore Rupees..." (approx. US$10.5 million), including equipment, service buildings, townsite, class I access road, ore tram line to base of hill, loading complex, and a 25-km spur rail line. Their report also states "...Operating cost for mine, crushing plant, ropeway and wagon loading complex...(estimated)...as 35.28 Rupees per tonne..." (approx. US$0.75/tonne).

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

Historical Resource Calculations

There are no current mineral resources or mineral reserves on the property. The author of the Technical Report has not done sufficient work to reclassify the historical estimates as current mineral resources or mineral reserves, and the public should not rely on the historical estimates.

The resource estimates referred to in the Technical Report were performed by competent geologists employed by Indian federal and/or state government agencies. As such they are considered by the author of the Technical Report to be accurate and reliable. However, these resource estimates were not performed in accordance with NI 43-101 standards, and therefore are classified as historical estimates.

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

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The Technical Report uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

As the Gandhamardan Project is currently preliminary in nature and awaiting numerous approvals from the Government of the State of Orissa, the extent to which the estimate of mineral resources and mineral reserves may be materially affected by metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other relevant issues remains unknown at this time.

Patents and License

The Pisces Process, a patented fish protective water inlet device, is a mechanical system designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of the Pisces Process was conducted in the spring of 2000 at a laboratory in North Vancouver, British Columbia, Canada. Initial results show that the Pisces Process works in the manner for which it was designed. The Company has not conducted any additional tests and does not intend to undertake any further tests on the Pisces Process.

Rodney Smith, a former director and officer of the Company, and Colin Hall transferred all their right, title and interest in the Pisces Process and its derivatives to Balaton Power Corporation S.A. ("BSA"), a former controlling shareholder of the Company. BSA achieved "patent pending" status on March 18, 1999 of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries for a float mounted intake system which will be marketed under the name of the "Pisces Process." On November 4, 2003, BSA was issued its patent for the Pisces Process.

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

While it is the Company's position that it holds a licence for the Pisces Process, BSA has advised the Company by letter on March 10, 2009, that it considers the Company to be in default under the terms of the licensing agreement between the parties. BSA and the Company are currently in discussions regarding the licensing agreement, but the Company is not dependent on the Pisces Process for the Company to become a viable entity.

C.         Organizational Structure

The following table shows the organizational structure of the Company's significant subsidiaries.

The Company holds 100% of the voting securities of Continental Resources (USA) Ltd. ("CRL").

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

Gandhamardan Project

For a description of the Gandhamardan property, see Item 4.B. "Business Overview - Gandhamardan Project."

ITEM 4A.          UNRESOLVED STAFF COMMENTS

The Company has unresolved staff comment letters from the SEC (the "SEC comment letters") that were sent to the Company on the following dates:

  July 19, 2005,

  September 22, 2008, and

  December 4, 2008.

The SEC comment letters request additional disclosure and clarification with respect to previously filed Form 20-Fs of the Company. The Company has included such additional disclosure and clarifications in this Form 20-F, as appropriate, to address the comments contained in the SEC comment letters.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the Company's financial statements for the three years ended December 31, 2008 included elsewhere in this document, the section entitled "Information on the Company" in Item 4 of this document and with the section entitled "Risk Factors" in Item 3 of this document. The financial statements have been prepared in CDN GAAP, however, Note 15 of the annual financial statements included herein provides a reconciliation to US GAAP.

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

During the year ended December 31, 2008, the Company continued to work on the Gandhamardan Project through its wholly owned subsidiary CRL. The Company's plan of operations for the next twelve months is to focus on the Gandhamardan Project and the Company's overhead is expected to average between $15,000 to $20,000 per month for its operations, including professional and administrative costs. Travel and other general expenditures are expected to average approximately $5,000 to $10,000 per month.

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on the project in India by way of debt settlements and/or private placement of its common stock. Significant funding will be required for the exploration and development of CRL's bauxite project for which it is planned to resolve through a joint venture or the sale of interest to members that would join CRL's consortium. As of December 31, 2008, the Company had cash of $nil and a working capital deficit of $811,889.

A.          Operating Results

No revenues from the Company's operations were reported in 2006, 2007 or 2008 from its operations, however, for 2006, the Company did report other income of $7,159 from oil income ($5,793) and interest income ($1,366). No significant revenues are anticipated in 2009 other than the potential from the opportunity of CRL's Gandhamardan Project. The Company ceased promoting the Pisces Process in October 2002 and has since devoted 100% of its resources on its subsidiary, CRL's, Gandhamardan bauxite project in India.

The Company's financial statements accompanying this Form 20-F are consolidated with the Company's wholly owned subsidiary, CRL for the years 2008, 2007 and 2006. It is important to note that during the 2004 fiscal year the Company wrote off $1,145,163 and related liabilities of investment in the joint-venture company, COMPL, which was voluntarily dissolved. It is planned that CRL will incorporate another entity to enter into a revised agreement with OMC. As of the date of this filing, the Proposed Revised Joint Venture Agreement has yet to be finalized. The Company anticipates that CRL will enter into such revised agreement with OMC following obtaining the approval of the State Government of Orissa. The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2008. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

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

The largest expense category for 2008 was general and administrative expenditures of $98,680, compared to $449,488 in 2007 (a decrease of $350,808), and $476,028 in 2006 (a decrease of $377,348). The decrease in general and administrative costs from 2007 to 2008 was due to fewer engineering and geological studies conducted during 2008, and also that these studies were not as complex as those of the previous two years, especially in the data acquisition and initial review of data for site selection for the aluminum complex (refinery, smelter and power plant). In 2008, the focus of the Company's operations was directed toward consummating a definitive agreement with Essar and settling the legal actions with Visa International Ltd. (see "Legal Proceedings"), rather than conducting further geological and engineering studies. Also included in general and administrative costs are compensation for officers and directors totalling $nil for 2008, $84,000 for 2007 and $70,000 for 2006. The Company's second largest expense category for 2008 was professional fees of $83,268 compared to $137,218 for 2007, and $173,769 for 2006. The overall decrease in professional fees is a result of the focus of the Company on matters related to consummating agreements rather than conducting further geological and engineering studies.

CRL's 2008 expenditures in India decreased by $155,179 compared to expenditures incurred in 2007 because less engineering and geological studies were conducted during the year and due to the decreased complexity especially in the data acquisition and initial review of data for site selection for the aluminium complex (refinery, smelter and power plant) as compared to the previous two years. Also included in the India expenditures were administrative costs associated with office operations and meetings with government officials.

No stocks options were issued in 2008. 400,000 stock options with an exercise price of $0.25 and an expiry date of August 21, 2010 were issued to the Company's officers and directors during 2007, of which 200,000 remain. The Company's officers and directors were entitled to receive a total of $nil in compensation at the end of the fiscal year ended December 31, 2008, and $84,000 in compensation at the end of the fiscal year ended December 31, 2007. As of the date of this filing, $60,000 of such compensation payable to the Company's officers and directors remains outstanding.

On March 22, 2007, the Company closed a private placement to accredited investors of $841,000 totalling 4,205,000 units. Each unit consisted of one common share and one-unit purchase warrant, at a price of US$0.20 per unit. Each unit purchase warrant was exercisable to purchase a further unit (a "Warrant Unit") on or before March 21, 2009, at US$0.25 per Warrant Unit. Each Warrant Unit consisted of one common share and one share purchase warrant. Each share purchase warrant is exercisable to purchase a further common share on or before March 21, 2010, at a price of US$0.30 per share. A finder's fee was paid on this placement in the amount of US$66,100.

Also on March 22, 2007, the Company completed the settlement of US$578,124 in outstanding debt through the issuance of 2,890,620 units on the same terms as the units issued in the above mentioned private placement of the same date. A further debt of US$92,900 was settled through the issuance of 333,000 units. Each unit consisted of one common share and a warrant exercisable to purchase a further common share on or before December 16, 2007, at a price of US$0.40.

On March 20, 2009, the Company announced that 7,426,120 unit warrants expiring March 21, 2009 had been extended to May 21, 2009 and the exercise price reduced to U.S.$0.03. Further, the Company announced that the share purchase warrants underlying these unit warrants upon exercise had been cancelled. Exercise of a unit warrant accordingly now entitled the holder to purchase one common share of the Company at a price of U.S.$0.03 per share.

As of the date of this filing, the Company had outstanding obligations to issue up to 3,672,337 common shares, as follows:

(a)          prior to May 21, 2009, the Company received notice of exercise of issued and outstanding warrants representing in the aggregate 3,272,337 common shares (as of the date of this filing the shares have not yet been issued), and

(b)          stock options to purchase an aggregate of 400,000 common shares at a price ranging from $0.25 to $0.50 per share, and expiring between October 6, 2009 and August 21, 2010, all of which have been issued under the Company's share option plan.

In 2005, the Company settled two major legal issues. The first was the settlement of a $163,436 loan with RoyCap for $100,000 in cash paid out over a year and the issuance of 100,000 shares of the Company's common stock. As of year end December 31, 2006, the Company had paid $100,000 and issued 100,000 shares of common stock to fulfill this settlement obligation. The second major settlement was with past president Ron Brown for his lawsuit for wrongful termination. This settlement was $100,000 in cash paid in two equal instalments one paid in 2005 and one paid in 2006 and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of raw materials from the bauxite project in India.

The Company met its obligations in each of the above-mentioned settlements in a timely manner and did not incur any new legal issues during 2008. However, the Company's subsidiary, CRL, is involved in legal actions brought against it in India by an entity claiming an interest in the Gandhamardan bauxite project in India. For additional information regarding these legal actions, please see Item 18.A "Financial Information - Legal Proceedings" of this Form 20-F.

Consulting fees for the Company were eliminated for 2008 ($nil), from 2007 ($435,000) and 2006 ($425,124). This decrease was the result of delay in obtaining an agreement with OMC and delay in the Gandhamardan Project. Professional fees including legal and accounting were $83,268 for 2008, $137,218 for 2007 and $173,769 for 2006.

Currently, the Company does not have adequate working capital to maintain operations for the next twelve months and the Company is in discussions to raise additional funding through financings. The Company is seeking a partner or to form a consortium to both help further and finance the exploration and potential development of the Gandhamardan Project.

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on the project in India by way of debt settlements and/or private placement of its common stock. Significant funding will be required for the exploration and development of CRL's bauxite project.

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

B.          Liquidity and Capital Resources

As of December 31, 2008 the Company's cash position was $nil, compared to $40,170 as of December 31, 2007 and $1,748 as of December 31, 2006. Preliminary discussions are in progress to raise working capital to meet to maintain normal operations for the next year exclusive of exploration and development expenses relating to the Gandhamardan Project. The Company had assets of $230,254 in 2006, of which only $29,078 were current assets compared to $144,076 in assets as of December 31, 2007 of which $40,170 was in cash, compared to $31,906 in 2008. The Company had a working capital deficit of $1,009,959 in 2006 compared to a working capital deficit of $658,847 as of December 31, 2007, and compared to a working capital deficit of $811,889 as of December 31, 2008. Net working capital for the year ended December 31, 2008, which represents current assets less current liabilities, was ($701,902), compared with ($552,335) for 2007 and ($1,009,959) for 2006.

The Company is not able to meet its financial commitments as they become due. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company. The Company is dependent on the proceeds of future financing to finance the exploration and potential development of the Gandhamardan Bauxite deposit and its operations. Further funds will be required to develop the Gandhamardan Bauxite Deposit if it is determined to be economical.

Currently, the Company does not have adequate working capital to maintain operations (exclusive of the exploration and development of the Gandhamardan Project) for the next twelve months.

The liabilities of the Company as of December 31, 2007 were $699,017, as compared to $843,795 as of December 31, 2008.

As of December 31, 2008, the Company had an accumulated deficit of $8,601,003, compared to $8,344,055 in 2007 and $7,186,173 in 2006. This increase in deficit is due directly to the increased expenditures related to the Gandhamardan Project, which resulted in losses totalling $256,948 in 2008, compared with losses totalling $1,147,882 in 2007. These losses were from expenditures incurred for operations of the Company and more significantly came from meeting the costs of its subsidiary, CRL, on the Gandhamardan Project in India.

Critical Accounting Policies

The Company's financial statements included herein have been prepared in accordance with accounting principles generally accepted in Canada. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15 of the financial statements.

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

Cash and cash equivalents

Cash and cash equivalents include deposits at Canadian and United States financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

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

Costs related to the acquisition, exploration, development and inherent costs to the management of the mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value. Recovery of the amounts recorded under mineral properties is dependent upon the ability of the Company to obtain the financing needed to complete the development, and future profitable production or proceeds from the disposal thereof. The amount shown for mineral property does not necessarily reflect future or present values.

Stock-based compensation

Effective January 1, 2004, the Company adopted Financial Accounting Standard Board (FASB Statement No. 123(R). This pronouncement requires all share-based payments be recognized in the income statement based on their fair values. The Company has employed the "modified prospective" method for accounting for these share-based payments. This method entails recognizing the fair value of share-based payments after the effective date (January 1, 2004) with no restatement for prior transactions of this nature. The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

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

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 "Asset Retirement Obligations" which establishes standards for asset retirement obligations and associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2008 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

Financial instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Changes in accounting policies and future accounting policy changes

Capital disclosures

On January 1, 2008, the Company adopted the CICA Handbook Sections 1535 "Capital Disclosures". The adoption of this standard requires specific disclosure of (i) an entity's objectives policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The required disclosures are presented in note 11 of the financial statements.

Inventory

On January 1, 2008, the Company adopted CICA Handbook Sections 3031, "Inventories", which eliminates the use of a LIFO (last-in-last-out) based valuation approach for inventory. As the Company at this time did not hold any inventory, the adoption of this standard did not have an impact on the Company's net loss or financial position.

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

Foreign currency translation

The functional currency of the Company is the US dollar and the financial statements use the US dollar as the unit of measurement. The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

Financial instruments - disclosures and presentation

On January 1, 2008, the Company adopted CICA Handbook Section 3862 "Financial Instruments - Disclosures" and CICA Handbook Section 3863 "Financial Instruments - Presentation". The adoption of these standards increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and intangible assets

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on the Company's financial statements.

International financial reporting standards

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") - On February 13, 2007, the AcSB confirmed that publicly accountable profit-oriented enterprises will be required to use IFRS standards at this time but is working to establish a plan to facilitate adoption.

C.          Research and Development, Patents and Licenses

The Company has a license to one patent, the Pisces Process, a fish protective water inlet device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. The Company is not actively pursuing this sector of business as its current focus has been shifted to the development and promotion of CRL's Gandhamardan Project (see "Risk Factors"). The Company is in discussions with the licensor of the Pisces Process regarding the status of the licensing agreement between the Company and the licensor (see "Material Contracts" and "Legal Proceedings").

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

F.          Tabular Disclosure of Contractual Obligations
		Payments due by period

Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years

Related Party Loans(1)	138,893	138,893	-	-	-

Related Party Accounts Payable(2)	268,716	268,716	-	-	-

(1)     This loan is unsecured and due to a shareholder of the Company and a company controlled by this shareholder. This loan bears interest at 6.5% per annum and the term has been extended to December 31, 2009.

(2)     The accounts payable consists of $120,000 due to a company controlled by a shareholder of the Company with no stated terms, and $148,716 due to a shareholder and management consultant of the Company with no stated terms.

G.          Safe Harbour

The safe harbour provided in Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Michael Rosa, Director, President and Chief Executive Officer

Michael Rosa, age 74, who resides in Langley, British Columbia, Canada, has served as director of the Company since January 31, 2003. Mr. Rosa is an experienced corporate director and has been involved in natural resource projects and other entrepreneurial activities. Mr. Rosa drilled 17 oil wells in Texas and has been involved in two gold projects one in Oregon and the other in British Columbia. His resource experience is beneficial in assisting the Company in the development of the Gandhamardan Project and also in evaluating other resource projects that may be presented to the Company. Mr. Rosa is not an officer or director of any other company.

Except in his present capacity with the Company, Mr. Rosa has not within the past five years been an officer and/or director of a public company.

Paul Preston - Chief Financial Officer

Paul Preston, age 75, who resides in Abbotsford, British Columbia, Canada, has served as director and CFO of the Company since April 2009. Mr. Preston is an experienced corporate director and has been an administrator for both public and private companies. He also has experience with property management. Mr. Preston was previously the president of a publically traded mining exploration company and this experienced, combined with his administrative experience, is beneficial to the Company. Mr. Preston is also the director of a private company that is involved in the construction industry.

Except in his present capacity with the Company, Mr. Preston has not within the past five years been an officer and/or director of a public company.

Nicole Bouthillier, Director

Nicole Bouthillier, age 58, has been an independent business consultant in Montreal since 2001. Prior to starting her own consulting business she worked for Scotia McLeod as an Investment Executive starting with them in 1987. Ms. Bouthillier became a director of the Company on November 22, 2005.

Except in her present capacity with the Company, Ms. Bouthillier has not within the past five years been an officer and/or director of a public company.

B.          Compensation

The Company has no standard arrangement pursuant to which directors and officers are compensated by the Company for their services in their capacity as directors and/or officers other than the unissued treasury shares reserved for the grant of directors' stock options. Total compensation of $nil was payable to directors and/or officers during the Company's financial year ended December 31, 2008, compared with $84,000 payable to directors and/or officers during the Company's financial year ended December 31, 2007. As of the date of this filing, $60,000 of such compensation to the Company's officers and directors remains outstanding.

The Company intends to form a compensation committee when working capital is sufficient to carry on the Company's operations to consider compensation to management, officers and directors.

The Company's shareholders approved at the Annual General Meeting in June 2004 the issuance of options to the Company's officers and directors to purchase 900,000 shares at $0.40 expiring on June 25, 2009, and all of these options have now expired.

The Company's shareholders approved at the Annual General Meeting in August 2005 the issuance of options to the Company's officers and directors to purchase 400,000 common shares at $0.25 expiring on August 21, 2010. As of the date of this filing, options for 200,000 of such shares have expired and options for the remaining 200,000 common shares are unexercised.

Summary Compensation Table

During the Company's financial year ended December 31, 2008, the aggregate direct remuneration payable to the Company's directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $nil. As of the date of this filing, $60,000 of such compensation to the Company's officers and directors remains outstanding. The compensation paid to the Company's directors and officers during the most recently completed financial year is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Michael Rosa President and Chief Executive Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Preston Chief Financial Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nicole Bouthillier Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil

No stock options were exercised during 2008. See "Share Ownership" below for more information on the Company's outstanding stock options.

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

C.          Board Practices

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Mr. Rosa has served as director of the Company since January 31, 2003. Ms. Bouthillier joined the Company's Board of Directors on November 24, 2005 subsequent to the death of Mr. Burdett, who was a director and officer since February 1, 2003. Mr. Preston has served as a director and officer since April 2009. The Company's officers are appointed by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office. The Company has an audit committee that operates under the terms of the Company's audit charter, on which Michael Rosa, Paul Preston and Nicole Bouthillier are members. The Company currently does not have a compensation or executive committee. There are no director service contracts that provide for benefits upon termination.

D.          Employees

The Company has no employees other than its officers and directors. The Company has two directors/officers involved in management and administration of the Company, Mr. Michael Rosa and Mr. Paul Preston.

E.          Share Ownership

Common Shares

Security Holdings of Directors and Officers

Name of Insider	Shares owned or beneficially controlled	Percentage of 83,453,737 outstanding common shares as of the date of this filing
Michael Rosa	138,000(1)	0.0017%
Paul Preston	23,000	0.0002%
Nicole Bouthillier	50,000 (2)	0.0006%
Total:	211,000

(1)   In addition, Mr. Rosa holds 150,000 options with an exercise price of US$0.25 expiring on August 21, 2010.

(2)   In addition, Ms. Bouthillier holds 50,000 options with an exercise price of US$0.25 expiring on August 21, 2010.

Options:

The following chart details all outstanding options as of the date of this filing:

Under the 2004 Stock Option Plan
Name of Officer/Director	Amount of Securities	Exercise Price	Expiration Date For Options	Percentage of Total Options Issued
Michael Rosa	150,000	US$0.25	August 21, 2010	37.5
Nicole Bouthillier	50,000	US$0.25	August 21, 2010	12.5
Total(1)	200,000	-	-	50.0

(1)     A total of 400,000 options are outstanding, with 200,000 options with an exercise price of US$0.50 and expiration date of October 6, 2009 being issued to consultants of the Company that are neither officers nor directors.

Stock Option Plans and Long-Term Incentive Plan Awards

The Company has not in the past adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein. However, the Company has granted incentive stock options on an individual basis to provide compensation for performance.

2004 Stock Option Plan

At the 2004 annual meeting of the Company, the shareholders approved the Company's adoption of a stock option plan (the "Option Plan") in order to attract and retain employees and consultants and to provide additional incentive for directors, officers, employees and consultants, upon whose efforts and judgment the success of the Company is largely dependent, in order to grant either non-qualified stock options ("NQSO Options") or incentive stock options ("ISO Options") under the features provided for by the Code. Both NQSO Options and ISO Options (together, the "Options") are available for grant under the Option Plan. The following summary of the material terms of the Option Plan is not complete and is qualified in its entirety by reference to the Option Plan, a copy of which has been filed with the SEC.

The Committee

The Option Plan provides for the granting by a committee of the Board of Directors of the Company (the "Committee") who will be Option Plan administrators of Options to directors, officers, employees and consultants of the Company. The Committee administers and interprets the Option Plan and has authority to grant Options to all eligible persons. The Committee also determines, at the time the Option is granted, the number of shares granted, the type of option (NQSO Options or ISO Options), the purchase or exercise price, the vesting and expiration period of the option and other applicable terms of the option grant. At the present time, the entire board acts as the Committee.

Stock Options

The Option Plan provides for the issuance of either NQSO Options or ISO Options to employees, directors and consultants of the Company and its subsidiaries, including any officer or director who is an employee of the Company for the purchase of common shares from the number of common shares which have been set aside for such purpose. Under the provisions of the Option Plan, it is intended that the ISO Options granted there under will qualify as options granted pursuant to Section 422 of the Code, which will provide certain favourable tax consequences to participants who are granted and elect to exercise such Options. The Committee may grant either NQSO Options or ISO Options for such number of shares to eligible participants as the Committee from time to time shall determine and designate. Common shares involved in the unexercised portion of any terminated or expired Option may again be subjected to Options. The Committee is vested with discretion in determining the terms, restrictions and conditions of each Option. The option price of the common shares to be issued under the Option Plan will be determined by the Committee, provided that such price may not be less than 85% of the fair market value of the shares on the day prior to the date of grant for NQSO Options and 100% for the fair market value for ISO Options. Furthermore, if the participant owns greater than 10% of the total combined voting power of all classes of capital stock of the Company, the exercise price of ISO Options may not be less than 110% of the fair market value of the common shares on the day prior to the date of the grant. The fair market value of a share of the Company's common shares will initially be determined by averaging the closing high bid and low asked quotations for such share on the date of grant in the over-the-counter market (NASD Electronic Bulletin Board).

Options granted under the Option Plan are exercisable in such amounts, at such intervals and upon such terms as the Committee shall provide in such Option. With respect to ISO Options, the aggregate fair market value (determined as of the date the ISO Option is granted) of the stock with respect to which any ISO Option is exercisable for the first time by a participant during any calendar year under the Option Plan (and under all incentive stock option plans of the Company and its subsidiaries qualified under the Code) shall not exceed $100,000.

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

Stock Subject To The Option Plan

The total number of common shares allotted and reserved for issuance under the Option Plan is 3,000,000 common shares, equivalent to approximately 3.59% of the issued and outstanding share capital of the Company, as at December 31, 2008. At the time of this annual report, the 3,000,000 common shares allocated for the Option Plan represented 3.59% of the issued and outstanding shares. Such common shares will be reserved for Options to be granted at the discretion of the Committee. Options to purchase an aggregate of 400,000 common shares have been granted under the Option Plan and are outstanding as of the date of this filing.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Perial Ltd. holds 25,000,000 common shares or 30% of all issued and outstanding shares as of the date of this filing. There are currently no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. As of the date of this filing, the total number of common shares held by US residents is 23,234,166, or 27.8% of all issued and outstanding common shares of the Company, with such shares being held by 105 shareholders. As of the date of this filing, the total number of common shares held by Canadian residents is 60,053,229, or 72.0% of all issued and outstanding common shares of the Company, with such shares being held by 232 shareholders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class as of the date of this filing
Perial Ltd. 191 Eglinton Avenue East Suite 302 Toronto, Ontario Canada M4P 1K1	25,000,000	Shareholder	30%

B.          Related Party Transactions

Except as disclosed herein, directors, senior officers and principal shareholders of the Company, or any associate or affiliate of the foregoing, have not participated in and have no other interest, direct or indirect, in any material transactions in which the Company has participated, or in any proposed transaction which has materially affected or will materially affect the Company during the previous two fiscal years.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

During 2007, a shareholder of the Company was repaid $63,963 by the Company (the interest rate on this debt was 6.5% per annum and was due on June 30, 2008). The same shareholder of the Company advanced the Company $32,381 during 2008 (with the loan bearing interest at 6.5% per annum and interest and principal are payable at maturity on June 30, 2009). As of December 31, 2008, the Company had an outstanding loan of $138,893 from the shareholder, bearing an interest rate of 6.5% per annum and due December 31, 2009.

The Company has an outstanding payable to a previous Officer and Director for their compensation for the year ended December 31, 2008 totalling $60,000.

At December 31, 2008, the Company had outstanding payables to related parties for services rendered totalling $268,716 (2007 - $302,609).

During 2007, a related company was advanced a loan in the amount of $35,799.

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

Legal action by Visa International Ltd. ("Visa") was commenced during the third quarter of 2007 against the Company's subsidiary, CRL, in both the Supreme Court of Calcutta and the Supreme Court of India. CRL engaged legal counsel to defend the claim made by Visa, which amounts to a claim for an interest in the Gandhamardan Bauxite project and is seeking an injunction in the Supreme Court of Calcutta against CRL from entering into agreements with others to develop the Gandhamardan Bauxite project. An arbitrator was assigned by the Supreme Court of India to address this matter after December 31, 2008. Subsequent to December 31, 2008, CRL and the Company have been in discussions with Visa to settle both of these litigation matters. However, no assurance can be made that this matter will be resolved in a manner on terms acceptable to CRL or that the rulings when made will be in favour of CRL. As the outcome is not determinable, the Company has not accrued any amount for this claim. Despite the fact that the outcome of this claim in not determinable at this time, the results of the outcome could have a material impact on the operations of the Company.

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

On March 29, 2004, an action was brought by Roderick Christie against the Company in the Supreme Court of British Columbia. The Statement of Claim alleges that Christie acquired 260,000 shares of the Company from Balaton Power Corporation S.A. and that the Company has an obligation to transfer these shares to Mr. Christie but has refused to do so. Mr. Christie seeks $260,000 in damages or 260,000 common shares in the Company plus that amount of Canadian currency that is equal to the difference between the price at which the shares are trading at the time of delivery and $1.00. The Company has filed a Statement of Defence and brought on a court application to have Mr. Christie's claim struck or security for costs posted in court, and Mr. Christine has filed a cross application for judgment. As at the date of this filing, neither applications have proceeded.

A cease trade order was issued by the British Columbia Securities Commission (the "BCSC") against the Company on May 12, 2009, on the basis that the Company as a reporting issuer did not file (1) a comparative financial statement for its annual year ended December 31, 2008, as required under Part 4 of National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102), (2) a Form 51-102F1 Management's Discussion and Analysis ("MD&A")for the period ended December 31, 2008, as required under Part 5 of NI 51-102, and (3) a Form 51-102F2 Annual Information Form ("AIF") for the year ended December 31, 2008, as required under Part 6 of the NI 51-102. On June 2, 2009, the Company filed financial statements for the year ended December 31, 2008 and the required MD&A for the same period. On June 29, 2009, the Company filed an AIF for the year ended December 31, 2009. Despite the Company's filing of the requested documents, as of the date of this filing the cease trade order remains outstanding due to the deficiency identified by the BCSC described in the paragraph below.

On June 3, 2009, the Company received a letter from the BCSC regarding review of the financial statements for the fiscal year ended December 31, 2008. The letter notes that the Company filed its financial statements accompanied by an auditor's report prepared by a public accounting firm that was not registered with the Canadian Public Accountability Board ("CPAB"). The letter further notes that due to the deficiency described above, the Company has been placed on the BCSC's defaulting issuers list. On or about June 30, 2009 the Company's auditors became registered with CPAB. Upon notification of such registration, the BCSC requested the Company to file redated audited financial statements for the year ended December 31, 2009, with appropriate notation to document registration of the Company's auditors with CPAB. As of the date of this filing the Company's auditors are preparing redated financial statement for the year ended December 31, 2008.

On March 10, 2009, the Company received a letter from Balaton Power Corporation S.A. ("BSA"), the patent holder and licensor to the Company, regarding its position that the Company was in default of the conditions of the licensing agreement between the parties (see "Material Contracts"). The Company and BSA are currently is discussions regarding the licensing agreement and the March 10, 2009 letter, and their can be no assurances that the Company will continue to hold an interest in the Pisces Process as a result of the outcome of the discussions. An adverse outcome in the discussions is not expected to have a material adverse effect on the Company's business, financial condition or results of operations.

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B.          Significant Changes

Not applicable.

ITEM 9.             THE OFFER AND LISTING

A.          Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows in U.S. Dollars:

	2008	2007	2006	2005	2004
High (U.S. $)	$0.23	$0.50	$0.50	$0.80	$1.00
Low (U.S. $)	$0.01	$0.16	$0.20	$0.35	$0.16

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows

	2008				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High (U.S. $)	$0.23	$0.18	$0.18	$0.15	$0.40	$0.50	$0.34	$0.32
Low (U.S. $)	$0.11	$0.09	$0.05	$0.01	$0.25	$0.24	$0.16	$0.16

For the most recent six months, the high and low market prices for each month for the Company's common stock were as follows:

	June 09	May 09	April 09	Mar 09	Feb 09	Jan 09
High (U.S. $)	$0.06	$0.05	$0.06	$0.08	$0.05	$0.03
Low (U.S. $)	$0.03	$0.04	$0.05	$0.02	$0.02	$0.01

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

Licensing Agreement dated July 31, 2000

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company at Suite 206, 20257 54th Avenue, Langley, British Columbia V3A 3W2 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. or at www.sec.gov.

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

Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008 (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer), pursuant to Rule 13a-15(b) promulgated under the Exchange Act. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ending December 31, 2008	Year ending December 31, 2007
Audit fees	$19,325	$23,698
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees billed	$19,325	$23,698

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

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.         CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.         CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.           FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company's audited financial statements for the years ended December 31, 2008, 2007 and 2006, including the following:

  Report of Independent Registered Public Accounting Firm Killman, Murrell & Company, P.C. dated July 8, 2009.

  Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007.

  Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, 2007 and 2006.

  Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

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

(2)   Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BALATON POWER INC.

/s/ Paul Preston
Paul Preston
Chief Financial Officer

DATED:    July 15, 2009

BALATON POWER INC.

Consolidated Financial Statements
(Expressed in US Dollars)

December 31, 2008 and 2007

Balaton Power Inc.
Consolidated Financial Statements
Index

Page
Report of independent registered public accounting firm	1
Consolidated balance sheets	2
Consolidated statements of operations and deficit	3
Consolidated statements of cash flows	4
Notes to consolidated financial statements	5-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Balaton Power Inc.

We have audited the consolidated balance sheets of Balaton Power Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Killman, Murrell & Company, P.C.
Odessa, Texas
July 8, 2009

Comments by Auditors for U.S. Readers in Canada - United States Reporting Difference

In the United States, reporting standards for auditors, requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated July 8, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Killman, Murrell & Company, P.C.
Odessa, Texas
July 8, 2009

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
As at December 31, 2008 and 2007

	2008	2007
ASSETS
Current
Cash	$ -	$40,170
Accounts receivable	3,000	-

Total current assets	3,000	40,170
Advances to related party (Notes 3 & 12)	28,906	28,906
Investments (Note 4)	-	75,000

Total assets	$31,906	$144,076

LIABILITIES
Current
Bank indebtedness	$ 75	$ -
Accounts payable and accrued liabilities	436,111	289,896
Accounts payable (Note 12) - Related Parties	268,716	302,609

Total current liabilities	704,902	592,505
Loan payable - Related Party (Note 6)	138,893	106,512

Total liabilities	843,795	699,017

SHAREHOLDERS' DEFICIENCY
Share capital (Note 7)	5,537,404	5,537,404
Contributed surplus	2,251,710	2,251,710
Deficit	(8,601,003)	(8,344,055)

Total shareholders' deficiency	(811,889)	(554,941)

Total liabilities and shareholders' deficiency	$31,906	$144,076

See accompanying notes.

Balaton Power Inc.
Consolidated Statements of Operations and Deficit
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue
Oil Income	$ -	$ -	$5,793
Interest Income	-	-	1,366

	-	-	7,159

Expenses
Administration and general	98,680	449,488	476,028
Professional fees	83,268	137,218	173,769
Writedown of investment	75,000	-	-
Consulting fees and commissions	-	435,000	425,124
Writedown of resource property	-	126,176	-
Oil expenses	-	-	6,587

	256,948	1,147,882	1,081,508

Net loss and comprehensive loss	(256,948)	(1,147,882)	(1,074,349)
Deficit, beginning of year	(8,344,055)	(7,196,173)	(6,121,824)

Deficit, end of year	$(8,601,003)	$(8,344,055)	$(7,196,173)

Loss per common share - Basic and diluted	(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	83,453,737	81,596,582	76,025,117

See accompanying notes.

Balaton Power Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):

Operating activities
Net loss	$(256,948)	$(1,147,882)	$(1,074,349)
Adjustments for item not affecting cash	75,000	-	-
Writedown of investment	-	48,700	-
Fair value of stock options issued	-	126,176	-
Write-down of resource property
	(181,948)	(973,006)	(1,074,349)

Changes in non-cash working capital components
Accounts payable related parties	(33,893)	146,215	612,788
Accounts payable and accrued liabilities	146,215	155,852	-
Accounts receivable	(3,000)	27,330	-
Prepaid expenses	-	-	7,162

	(72,626)	(643,609)	(454,399)

Financing activities
Cash overdraft	75	-	-
Advances to related party	-	(28,906)	-
Loan receivable	-	-	34,556
Loan payable	32,381	(63,963)	89,351
Issue of share capital	-	774,900	-

	32,456	682,031	123,907

Net increase (decrease) in cash	(40,170)	38,422	(330,492)
Cash, beginning of year	40,170	1,748	332,240

Cash , end of year	$ -	$40,170	1,748

Supplementary information:
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

See accompanying notes.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

1.         Going concern basis of presentation and nature of organization

Balaton Power Inc. ("BPL") was incorporated under the British Columbia Business Corporation Act under the laws of the Province of British Columbia on June 25, 1986. On October 31, 2002, Continental Resources (USA) LTD. became a wholly-owned subsidiary of Balaton. CRL was originally incorporated in July of 1997 under the laws of the State of Delaware, USA. and was reincorporated in July of 2004 under the laws of state Nevada, USA.

The accompanying consolidated financial statements include the accounts of Balaton and CRL (collectively the "Company"). All inter-company balances and transactions have been eliminated in consolidation.

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

2.          Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

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

Cash and cash equivalents

Cash and cash equivalents include deposits at Canadian and United States financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

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

Stock-based compensation

Effective January 1, 2004, the Company adopted Financial Accounting Standard Board (FASB Statement No. 123(R). This pronouncement requires all share-based payments be recognized in the income statement based on their fair values. The Company has employed the "modified prospective" method for accounting for these share-based payments. This method entails recognizing the fair value of share-based payments after the effective date (January 1, 2004) with no restatement for prior transactions of this nature.

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

2.          Summary of significant accounting policies (cont'd)

Stock-based compensation

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

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 "Asset Retirement Obligations" which establishes standards for asset retirement obligations and associated retirement costs related to site reclamation and abandonment.

The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2008 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

Financial instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

2.          Summary of significant accounting policies (cont'd)

Changes in accounting policies and future accounting policy changes

Capital disclosures

On January 1, 2008, the Company adopted the CICA Handbook Sections 1535 "Capital Disclosures". The adoption of this standard requires specific disclosure of (i) an entity's objectives policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The required disclosures are presented in note 11.

Inventory

On January 1, 2008, the Company adopted CICA Handbook Sections 3031, "Inventories", which eliminates the use of a LIFO (last-in-last-out) based valuation approach for inventory. As the Company at this time did not hold any inventory, the adoption of this standard did not have an impact on the Company's net loss or financial position.

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

Financial instruments - disclosures and presentation

On January 1, 2008, the Company adopted CICA Handbook Section 3862 "Financial Instruments - Disclosures" and CICA Handbook Section 3863 "Financial Instruments - Presentation". The adoption of these standards increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

2.          Summary of significant accounting policies (cont'd)

Goodwill and intangible assets

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on the Company's financial statements.

International financial reporting standards

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") - On February 13, 2007, the AcSB confirmed that publicly accountable profit-oriented enterprises will be required to use IFRS standards at this time but is working to establish a plan to facilitate adoption.

3.          Advances to related party

The advances to related party are due from a shareholder of the Company, are non-interest bearing and due on demand.

4.         Investments

	2008	2007
Common shares in Cumberland Continental Corp.	$ -	$75,000

During the 2008 year, the Company wrote down its investment in Cumberland Continental Corp. to its estimated net realizable value.

5.          License agreement

In July of 2000 the Company was a party to a license agreement with Balaton Power Corporation S.A. ("BPCSA") to manufacture, market, sell/lease and otherwise commercialize BPCSA's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has an ongoing option to renew for a further 20 years at the expiration of each 20 year period.

6.          Loan payable - Related party

The loan payable is unsecured and due to a shareholder of the Company and a company controlled by this shareholder and bears interest at 6.5% per annum. The loan was extended to December 31, 2009.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

7.          Share capital
Authorized unlimited common shares without par value

Issued and fully paid	Shares	Amount

Balance, December 31, 2005 and 2006	76,025,117	$4,958,884

Private placements for cash	4,205,000	372,537
Issued for commitment to issue shares	333,000	16,149
Issued for settlement of debt	2,890,620	256,034
Finders' fee for private placement	-	(66,100)

Balance, December 31, 2007 and 2008	83,453,737	$5,537,504

Contributed surplus
Balance, December 31, 2005 and 2006	$1,412,357

Fair value of purchase warrants granted	790,653
Fair value of options granted	48,700

Balance, December 31, 2007 and 2008	$2,251,710

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

7.          Share capital (cont'd)

On March 20, 2009, 7,426,120 unit warrants expiring on March 21, 2009 were extended to May 21, 2009 and the exercise price was reduced to U.S. $0.03. In addition, the share purchase warrants underlying the unit warrants were cancelled. Accordingly, the exercise of each unit warrant entitles the holder to purchase one common share of the Company at U.S. $0.03 per share.
Warrants

Balance, December 31, 2005	4,091,851
Expired	(3,128,137)

Balance, December 31, 2006	963,714
Issued in 2007	7,759,120
Expired	(1,296,714)

Balance, December 31, 2007 and 2008	7,426,120

At December 31, 2008, the following warrants were outstanding:

Amount	Price	Expiry
7,426,120	$0.25	March 21, 2009

8.          Stock-based compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

A summary of the status of the Company's employee stock option plan as of December 31, 2008 and 2007 and changes during the years then ended are as follows:
		2008		2007
	Weighted Average		Weighted Average
	Number of options	Exercise Price	Number of options	Exercise Price

Outstanding, beginning of year	1,800,000	$0.38	1,800,000	$0.46
Expired	(300,000)	0.40	(400,000)	0.50
Granted	-	-	400,000	0.25

Outstanding, end of year	1,500,000	0.37	1,800,000	0.38

Options exercisable, end of year	1,500,000	$0.37	1,800,000	$0.38

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

8.          Stock-based compensation (cont'd)

At December 31, 2008, the following employee stock options were outstanding:
Options Number	Exercise Price	Expiration Date

200,000	$0.50	October 6, 2009
400,000	0.25	August 21, 2010
300,000	0.40	June 25, 2009
600,000	0.40	February 5, 2009
1,500,000

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

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2008	2007	2006

Combined federal and provincial income tax rates	34%	34%	34%

Loss before income taxes	$(256,948)	$(1,147,882)	$(1,074,349)
Expected income tax (recovery)	(87,000)	(390,000)	(365,000)
Non-deductible expenses	25,000	17,000	-
Valuation allowance	62,000	373,000	365,000

Actual income taxes	$ -	$ -	-

The significant components of the company's future income taxes are as follows:

Future income tax assets

Net operating losses carried forward	$2,230,000	$2,168,000	$1,795,000
Valuation allowance for future income taxes	(2,230,000)	(2,168,000)	(1,795,000)

	$ -	$ -	$ -

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

9.          Income taxes (cont'd)

The company has accumulated potential tax benefits coming from losses carried forward. The related tax benefits will be recorded when realized. They expire as follows:

Losses

2012	$439,000
2013	554,000
2017	1,417,000
2018	1,345,000
2019	1,374,000
2020	1,258,000
2021	173,000

$6,560,000

10.        Financial instruments and risk management

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and loans receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and long-term debt are classified as other financial liabilities.

The Company has no "other comprehensive income" during the year ended December 31, 2008.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

Currency risk

The Company's property interests in India make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the US Dollar, the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Credit risk

The Company's cash and cash equivalents are held in Canadian and U.S. financial institutions. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

10.        Financial instruments and risk management (cont'd)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities and other accounts payable are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company is directly related to the market price of aluminium. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

11.        Capital Management

The Company's objectives when managing capital are:

i)   to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

ii)  to ensure the entity has the capital and capacity to support a long-term growth strategy.

Our capital structure reflects the requirements of a Company focused on significant growth in a capital intensive industry. We face lengthy development lead times, as well as risks associated with rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond our control. Our operations are also affected by potentially significant volatility of the metals and materials cycles.

We continually assess the adequacy of our capital structure and make adjustments within the context of our strategy, the base metal mining industry, economic conditions and the risk characteristics of our assets. To adjust or maintain our capital structure, we may enter into new credit facilities or issue new shares.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

12.        Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

A shareholder of the Company advanced the Company $32,381 (2007 - the Company repaid $63,963) during the year. The loan bears interest at 6.5% per annum. Interest and principal are payable at maturity on June 30, 2009.

The Company had outstanding payables to related parties for services rendered totalling $268,716 (2007 - $242,609). In 2007 there was also an outstanding payable to a former officer and director for his compensation totalling $60,000.

During the year, a related company was advanced funds in the amount of Nil (2007 - $35,799) which has been reflected as a loan receivable.

During 2007, the Company settled US$492,124 in outstanding debts to shareholders, officers and directors of the Company through the issuance of 2,460,620 units on the same terms as the units issued in the private placement.

13.        Contingent liability

Legal actions by Visa International Ltd. ("Visa") was commenced during the third quarter of 2007 against the Company's subsidiary, Continental Resources (USA) Ltd. ("CRL"), in both the Supreme Court of Calcutta and Supreme Court of India. CRL engaged legal counsel to defend the claim made by Visa, which amounts to a claim for an interest in the Gandhamardan Bauxite project and is seeking an injunction in the Supreme Court of Calcutta against CRL from entering into agreements with others to develop the Gandhamardan Bauxite project. An arbitrator was assigned by the Supreme Court of India to address this matter after December 31, 2008. Also subsequent to December 31, 2008, CRL and the Company have been in discussions to settle both of these litigations. However, no assurance can be made that this matter will be resolved in a manner on terms acceptable to CRL or that the rulings when made will be in favor of CRL. As the outcome is not determinable, the Company has not accrued any amount for this claim.

On February 21, 2001, Ronald Brown, a former President of the Company, filed a lawsuit for wrongful termination against the Company. On September 1, 2005, the Company entered into a settlement agreement with Mr. Brown. The agreement entitled Mr. Brown to $100,000 (which has been paid) and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of any raw materials from mineral properties currently being negotiated, located in India. The maximum payout that Mr. Brown can receive is $5,000,000.

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
For the Years Ended December 31, 2008, 2007 and 2006

14.        Reclassifications

Certain amounts included in the financial statements for 2007 and 2006 have been reclassified to comply with 2008 presentation.

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

The consolidated financial statements of the Company for the years ended December 31, 2008 and 2007 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("U.S. GAAP") differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2008, 2007 and 2006 if U.S. GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders' equity as at December 31, 2008, 2007 and 2006 if U.S. GAAP were employed.

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2008 and 2007, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.