Form 20-F
period 2009-12-31
BALATON POWER INC
filed 2010-06-28
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2009

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

Contact Person: Paul Preston
Address: Suite 206, 20257 54th Avenue, Langley, British Columbia V3A 3W2
Email: boxbal@shaw.ca
Telephone: (604) 533-5075, Facsimile: (604) 533-5065
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	Not applicable

i

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of the Company's only class of capital or common stock as at December 31, 2009 was 95,726,070 common shares without par value.

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

YES              [  ]                                NO            [  ]     N/A

Glossary
Term	Definition
Annual Report	This Form 20-F annual report of the Company for the year ended December 31, 2009
Balaton or the Company	Balaton Power Inc.
Balco	Bharat Aluminium Co.
Bayer Process	A method of producing alumina from bauxite by heating it in a sodium hydroxide solution
BRIMAC	Balaton Remote Integrated Monitoring and Control System
BSA	Balaton Power Corporation S.A.
CDN GAAP	Generally accepted accounting principles in Canada
CFC	Controlled foreign corporation
CIMM	Canadian Institute of Mining and Metallurgy
Code	Internal Revenue Code
Committee	Board of directors of the Company who will be Plan administrators
COMPL	Continental Orissa Mining Private Limited
Continental	Continental Resources Ltd., a company incorporated under the laws of Québec
CRA	Canada Revenue Agency
CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company
EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals
Essar	Essar Aluminium Orissa Limited, an Indian resource development corporation
Essar Agreement	Agreement between CRL and Essar dated May 8, 2007
Exchange Act	Securities Exchange Act of 1934, as amended (United States)
FERC	United States Federal Energy Regulatory Commission

Term	Definition
Gandhamardan Project or the Project or the property	The Company's mineral project, situated in the Gandhamardan Hills, Duragali, State of Orissa, India
GSI	Geological Survey of India
ICA	Investment Canada Act
Investor	A person who acquires one or more Common Shares of the Company
IRS	United States Internal Revenue Service
ISO Options	Incentive stock options
Joint Venture Agreement	The joint venture agreement between Continental and OMC dated April 18, 1997
MECL	Mineral Exploration Corp. Ltd., an Indian company
NQSO Options	Non-qualified stock options
ODM	Orissa Directorate of Mines
OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation
Option Plan	The Company's 2004 incentive stock option plan
Permit	The mining permit issued in the name of OMC for over 285 hectares named Block 7 of the Gandhamardan Project
Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, and a major shareholder of the Company
PFIC	Passive foreign investment companies
Pisces Process	Fish protective water inlet device
QEF	Qualified electing fund
Proposed Revised Joint Venture Agreement	The Proposed Revised Joint Venture Agreement is between CRL and OMC
SEC	United States Securities and Exchange Commission
System	Low-impact run-of-the-river hydroelectric power production system
Tax Act	Income Tax Act (Canada)

Term	Definition
Technical Report

A report prepared by E.A. Gallo, P. Geo, titled "Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India", dated April 8, 2003 and amended January 19, 2007, and February 9, 2007

Treaty	Canada-United States Income Tax Convention, 1980
US GAAP	Generally accepted accounting principles in the United States of America
U.S. Securities Act	Securities Act of 1933, as amended (United States)
VISA	VISA International Ltd., an Indian Company

Resource Category (Classification) Definitions
Mineral Reserve

The SEC's Industry Guide 7 - "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" defines "reserve" as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.        Selected Financial Data

The following selected financial data is derived from and should be read in conjunction with the audited financial statements of the Company for the last five fiscal years ended December 31, 2009, as well as the sections of this Annual Report entitled "Information on the Company" and "Operating and Financial Review and Prospectus". The financial statements are presented in United States dollars and have been prepared in accordance with US GAAP. Note 2 to the financial statements provides a summary of the material differences between CDN GAAP and US GAAP as they relate to the Company's financial statements included herein.
(US$)	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Balance Sheet Data
Total assets (CDN GAAP)	$ 44,904	$ 31,906	$ 144,076	$ 230,254	$ 602,464
Total assets (US GAAP)	44,904	31,906	144,076	230,254	602,464
Total liabilities	679,580	843,795	699,017	1,039,037	336,898
Share capital	5,679,967	5,537,404	5,537,404	4,958,884	4,958,884
Retained earnings (deficit) (CDN GAAP)	(8,826,957)	(8,601,003)	(8,344,055)	(7,196,173)	(6,121,824)
Retained earnings (deficit) (US GAAP)	(8,826,957)	(8,601,003)	(8,344,055)	(7,196,173)	(6,121,824)
Period End Balances (as at)
Working capital (deficit)	(663,582)	(840,795)	(552,335)	(1,009,959)	64,390
Resource properties	-0-	-0-	-0-	-0-	-0-
Shareholders' equity	(634,676)	(811,889)	(554,941)	(808,783)	265,566
Statement of Operations Data
Revenue	$ -	$ -	$ -	$ -	$ -
Production costs	-	-	-	-	-
Write-down of resource properties	-	75,000	126,176	-	-
General and administrative expenses	86,958	98,680	449,488	476,028	917,749
Consulting fees and commissions	50,500	-	435,000	425,124	63,000
Professional fees	124,512	83,268	137,218	173,769	171,738
Interest expense	-	-	-	-	-

(US$)	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Stock Base Compensation Write down of loan receivable	34,997 -	-	48,700	-	-
Oil income	-	-	-	5,793	-
Interest income	-	-	-	1,366	-
Oil expense	-	-	-	6,587	-
Income (loss) (US GAAP)	(255,954)	(256,948)	(1,147,882)	(1,074,349)	(1,149,487)
Loss per common share (CDN GAAP)[1]	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)
Loss per common share (US GAAP)[1]	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)
Number of outstanding shares	95,726,070	83,453,737	83,453,737	76,025,117	76,025,117

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

The Company has no history of earnings and is subject to the risks inherent in a start-up company. The Company has no operating history, no revenues and is subject to all the risks inherent in a start-up business enterprise including lack of cash flow and no source of revenue. The Company does not currently generate any revenue from the sale of its products and will require significant additional capital to place the Project into production.

The Company will require additional funding to continue operations. Historically, the Company has funded its operations through the sale of equity capital and will require additional funding to continue operations. The Company has had and will continue to have capital requirements in excess of its currently available resources and may not be able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance both its operations and those of its wholly-owned subsidiary, CRL. Specifically, the Company is dependent on the proceeds of future financing to finance exploration and future development of the Gandhamardan Project. To the extent that any such financing involves the sale of equity capital, the interests of the Company's then existing shareholders could be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

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

The issuance of additional shares would dilute the interests of existing shareholders. The Company is authorized to issue an unlimited number of common shares. On December 31, 2009, the Company had 95,726,070 common shares issued and outstanding. The Board of Directors has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company from its authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

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

Exploration and development of natural resources involves a high degree of risk. The Company is required to obtain the approval from the State of Orissa for the agreement with OMC (which has been superseded and replaced with a further Proposed Revised Joint Venture Agreement between CRL and OMC) before it will have the opportunity for exploration and future development of the Gandhamardan Project. The terms of the Proposed Revised Joint Venture Agreement have been accepted by both CRL and OMC, however such revised agreement remains subject to the approval from the State of Orissa. As of the date of this filing, the Orissa State Government has not authorized OMC to execute the final Proposed Revised Joint Venture Agreement. There can be no assurance the Orissa State Government will authorize OMC to sign the Proposed Revised Joint Venture Agreement on the terms currently prescribed. In the event that OMC does not sign the Proposed Revised Joint Venture Agreement, the Company's interest in the Gandhamardan Project would be significantly adversely affected. Substantial expenditures are required to conduct pre-feasibility and feasibility work which would include an environmental impact study, obtain Forestry clearances, approval of Mining Plan, secure sites for refinery, power plant, water station, rail and other studies in order to develop the extraction and processing facilities and infrastructure. No assurance can be given that Mineral Resources will be converted to Mineral Reserves, that funds required for the development can be obtained on a timely basis, that funds will be adequate to complete a feasibility study and/or that bauxite can be economically extracted from the Gandhamardan Project.

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

The Company may enter into option and joint venture agreements, which would reduce its interests in these projects. In order to conserve financial resources, the Company's efforts are focused on its subsidiary CRL, which intends to enter into option, joint venture, or development agreements to form a consortium to finance the exploration and possible development of the Gandhamardan Project following obtaining approval from the State Government of Orissa for the Proposed Revised Joint Venture Agreement between OMC and CRL. There is no assurance that OMC or the Government of Orissa will approve CRL's agreement with any such third party. When such agreements are entered into, CRL's current interest in the Gandhamardan Project will be reduced and CRL will share with others in the development of the Project. Though CRL currently has entered into such an agreement with VISA, there is no assurance that such a consortium will continue or that it, or any additional consortiums, will be formed on terms favourable to CRL or that the development of the Gandhamardan Project will proceed.

The Company cannot guarantee title to its assets. While the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, such opinions cannot be viewed as a guarantee of title. Title may be affected by unregistered interests and claims to title, which could adversely affect the Company's ability to develop its properties.

The Company has inadequate working capital. It will be necessary for the Company and/or CRL to raise additional funds this year to move forward on the Gandhamardan Project. The Company and/or CRL may be required to raise funds through private placements or public offerings of treasury shares, through debt financing, if available, or sale of a portion of its interest in its projects. If the Company is not successful in raising further funds, it may not be able to further the development of the Project.

The Company is subject to Indian government regulations. CRL is subject to all governmental regulations in India regarding the development of the Gandhamardan Project. The level of regulation by the government in India relating to the project could affect the Company's ability to obtain partners or consortium members for the development of the Project.

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

The Company is subject to government policies in India. Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All such controls and regulations are subject to change from time to time. Any change in government regulation or the economic and political stability of the host country India, could have a material adverse effect on the business of the Company and could impact investments in the Company's common shares.

Currency exchange rate fluctuations and higher inflation may adversely impact the Company's future operating results and financial condition. The exchange rate between the Indian Rupee and the U.S. dollar has changed substantially in the last two decades and could fluctuate substantially in the future. On an annual average basis, the Indian Rupee declined against the U.S. dollar from 1980 to 2002. Beginning in May 2002, the Indian Rupee began appreciating relative to the U.S. dollar. On December 31, 2009 the U.S. dollar equalled 46.50 Indian Rupees. Because some the Company's assets may be held in Indian Rupees, devaluation or depreciation of the value of the Indian Rupee will adversely affect the value of these assets in foreign currency terms. In addition, the Company's market valuation could be materially adversely affected by the devaluation of the Indian Rupee if U.S. investors analyze the Company's value and performance based on the U.S. dollar equivalent of the Company's financial condition and operating results. The Company expects that a substantial portion of its expenses, including personnel costs, may be denominated in Indian Rupees. As such, any appreciation of the Indian Rupee against the U.S. dollar would reduce the cost advantage derived from the Company's Indian Rupee-denominated expenses and would likely adversely affect the Company's financial condition and results of operations. In addition, an increase in inflation would adversely affect world economies generally, which would adversely affect the Company's business.

The Company is subject to risks of operating in India. A large part of the Company's assets and business operations are expected to be located in India and the Company has entered to a consortium agreement with an Indian company, VISA, to develop the project. Consequently, the Company's financial performance and the market price of its shares may be affected by social and economic developments in India and the policies of the Government of India, including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls.

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

The Company's interest in the Pisces Process is uncertain. On March 10, 2009, the Company received a letter from Balaton Power Corporation S.A. ("BSA"), the patent holder and licensor to the Company of the Pisces Process, regarding its position that the Company was in default of the conditions of the licensing agreement between the parties (see "Material Contracts" below). The Company and BSA have been in discussions regarding the licensing agreement and the March 10, 2009 letter, but the Company is no longer pursuing this interest and there can be no assurances that the Company will continue to hold an interest in the Pisces Process as a result of the discussions. An adverse outcome in the discussions is not expected to have a material adverse effect on the Company's business, financial condition or results of operations.

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

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company's access to capital or increase its cost of capital. Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and have continued through 2009 into 2010, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

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

The Company's head office is located at Suite 206, 20257 54th Avenue, Langley, British Columbia, Canada V3A 3W2, Telephone: (604) 533-5075, Facsimile: (604) 533-5065, Email: boxbal@shaw.ca. The Company's registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.

The Company is a mining exploration and development company currently pursuing a mineral project in India and has limited operations. The mineral project is a bauxite deposit in Gandhamardan Hill, Duragali, State of Orissa, India (the "Gandhamardan Project" or the "Project"). The Gandhamardan Project is being developed by the Company's wholly owned subsidiary, Continental Resources (USA) Ltd. ("CRL"). The Company is a public company listed on the OTC Bulletin Board, with the stock symbol "BPWRF".

Prior to the Company's acquisition/merger with CRL in October 2002, the Company was in the business of constructing, installing and selling run-of-the-river hydroelectric power production systems. The Company is no longer engaged in this business area. During 2007, the hydroelectric site held by the Company's then wholly owned subsidiary, Snoqualmie River Hydro Inc., expired and now the Company no longer owns or has any rights to any sites for hydroelectric power development. Although the Company continues to have an interest in a licence agreement relating to a patented fish protective water inlet device called the Pisces Process (see "Material Contracts") it is no longer pursuing this interest. The Company and the licensor of the patent for the Pisces Process have been in discussions regarding the licensing agreement (see "Legal Proceedings").

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. ("Perial") for the purchase of CRL. The Company issued a total of 33,000,000 common shares in its own capital to acquire CRL, of which 25,000,000 shares were allocated to Perial and 8,000,000 shares were issued as finder's fees to non-related parties of the Company. At that time CRL was a joint venture partner with Orissa Mining Corporation ("OMC"), an Indian state-owned corporation, which held an interest in the Gandhamardan Project. The transaction was treated as a capital transaction by the Company and not a business combination. Prior to the transaction, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL's outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% interest in production from the oil and gas assets. Subsequently the 25% interest was converted to a 6.25% override and the value was lowered to $126,176. No revenues were received during 2007 and this interest was written down to zero on December 31, 2007.

At the time of the Company's acquisition of CRL in 2002, CRL's sole asset was a 50% interest and effective control of Continental Orissa Mining Private Limited ("COMPL"), a private Indian company which held rights to explore and develop the Gandhamardan Project. OMC held the other 50% interest in COMPL and is a Orissa State owned corporation. During 2004, COMPL was voluntarily dissolved to make way for a new entity that would facilitate future joint venture agreements between CRL and OMC. Since the dissolution of COMPL, CRL and OMC have planned to incorporate a new entity that will direct the development of the Gandhamardan Project. CRL and OMC have submitted a Proposed Revised Joint Venture Agreement to the Orissa Government for approval and upon the effectiveness of such revised agreement will form such an entity. As of the date of this filing, the approval of the Orissa Government for the Proposed Revised Joint Venture Agreement remains outstanding.

Over the past three years, the Company has focussed on establishing a strong working relationship with OMC. The Company and OMC have discussed exploration and possible development of the Gandhamardan Project, although no written agreement has yet been signed as Indian government approval is still pending and no development or exploration has been done on the Project in recent years. Management has held discussions with potential partners to provide financial and technical resources to assist in the exploration and potential development of the Gandhamardan Project and to aid in the formation of the new entity with OMC, as described further below.

In February of 2005, CRL entered into a consortium agreement (the "Consortium Agreement") with VISA International Ltd. ("VISA") to assist in the development of the Gandhamardan Project, but in September of 2006 CRL sent a letter to VISA to terminate the Consortium Agreement. VISA subsequently commenced an arbitration in India in relation to CRL's termination letter.

On May 8, 2007, Balaton announced that CRL had entered into an agreement in principle (the "Essar Agreement") with Essar Aluminum Orissa Limited ("Essar"), an Indian resource development corporation, to develop the Gandhamardan Project and set up an alumina/aluminum complex subject to a feasibility study and applicable approvals. The Essar Agreement was subject to negotiation and execution of a definitive agreement, approval of OMC, and approval by the State of Orissa, India. In the fourth quarter of 2008, Essar served notice to CRL that Essar's board had not approved Essar entering into a definitive and shareholder agreement with CRL at that time because of the global crisis in commodity and financial markets and CRL's then unresolved litigation with VISA.

In the fourth quarter of 2008, CRL entered into discussion with VISA in an attempt to resolve the pending litigation between the parties and on September 23, 2009 the parties settled the litigation and revived the 2005 Consortium Agreement mentioned above (see "Legal Proceedings").

In addition, in April 2009, CRL and Essar entered into a general release whereby Essar released CRL, and CRL released Essar from any previous agreements between the parties. Despite this release, CRL may approach Essar in the future now that it has resolved the litigation with VISA, but at as of the date of this filing, and considering the instability of the global commodity markets, CRL is free to pursue other potential partners for exploration and development for the Gandhamardan Project.

As of the date of this filing, no other agreements other than those referred to above have been entered into with any party by CRL for the exploration and potential development of the Gandhamardan Project.

The above referenced efforts of the Company have taken substantially all of the time of the Company's management over the past three years. When the time comes, the Gandhamardan Project will require financing activities to raise funds to further the Project. During the Company's last three financial years to the date of this filing, the Company has made no principal capital expenditures or divestitures.

B.         Business Overview

The Company's principal business is focussed on the exploration of the Gandhamardan Project located in the State of Orissa in India through CRL. The Company is currently seeking approval from the Government in the State of Orissa to a Proposed Revised Joint Venture Agreement with OMC relating to the Gandhamardan Project. In September of 2009 the Company reinstated the Consortium Agreement from 2005 that it had entered into with VISA and that relates to the Project.

Gandhamardan Project

On April 18, 1997, Continental entered into an agreement with OMC (the "Joint Venture Agreement") to form COMPL, a 50-50 joint venture company in the State of Orissa, India, with its primary purpose to explore and develop the Gandhamardan Project. Continental managed the daily operations of COMPL. Under the Joint Venture Agreement, OMC had an option to participate in Continental's proposed aluminium complex (including refinery, power plant and smelter). OMC had to exercise this option within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration of the deposit. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial for the purchase of CRL in consideration for 33,000,000 common shares (See "Material Contracts"). During 2004, COMPL was voluntarily dissolved at the request of OMC. Currently, CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of a new agreement submitted to the Orissa Government for approval, and as of the date of this filing the approval is still pending.

During 2004, CRL met with OMC to discuss the terms and conditions for a new joint venture agreement to explore and develop the Gandhamardan Project. The Proposed Revised Joint Venture Agreement has been approved by CRL and OMC but is currently awaiting final approval from the Government of Orissa. No assurance can be made that the Government of Orissa will give its approval to such agreement.

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

The Company believes that the most efficient way to potentially develop the Gandhamardan Project is through the establishment of a consortium, as it will allow the members to spread the financial burden for building the aluminium complex (see discussion of history of the Company's and CRL's efforts in this regard in Item 4A "History and Development"). Currently, the Company has confirmed VISA as a consortium partner and may continue to approach other potential parties in the future. Though CRL has entered into the Consortium Agreement with VISA, there is no assurance that any consortium that the Company is involved with will be successful and there is no security as to what the terms of any future consortium formed will be. If the Company is unable to locate suitable partners, the Company will have to seek additional financing to carry out the Gandhamardan Project.

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

Summary Report on Gandhamardan Project

The Gandhamardan Project is summarized in the following information from a report prepared by E.A. Gallo, P. Geo. titled "Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India", dated April 8, 2003 as amended January 19, 2007, and February 9, 2007 (the "Technical Report"). The Technical Report summarizes exploration on the property by past operations, and was prepared and is disclosed by the Company under Canadian securities regulations. The Technical Report has been filed on SEDAR and can be reviewed in its entirety at www.SEDAR.com. E.A. Gallo, a geologist, had worked extensively on the project and had visited the Gandhamardan area and made several trips to India to become knowledgeable on the Gandhamardan area.

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

Significant risks are associated with the development of the Gandhamardan Project and the Company's effort to date can only be considered preliminary in nature. Many factors affect the development of the project including the proximity of the project to rail, roads, water, cost of energy and environmental concerns associated with the development of the project. Based on the preliminary nature of the Company's efforts, there can be no assurance that the project will be feasible or economically viable. The information provided below relating to the Technical Report has not been updated since last amendment of the Technical Report referenced above.

Introduction And Terms Of Reference

The Technical Report was written at the request of CRL, a subsidiary of the Company. It was written on April 8, 2003, revised on January 15, 2007 and further revised on February 9, 2007.

The Gandhamardan bauxite deposit was the focus of an extensive exploration-evaluation program conducted in stages over a number of years by ODM and MECL. A need was recognized to examine and assimilate the technical results of all this work, to draw whatever conclusions might emerge, and to make recommendations regarding any further work that might be warranted. The Technical Report addresses that need.

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

Paikmal
PTOI Hospital
82°50'
20°55'
Khandijharan
Dhwarigarh
OUTLINE OF GANDHAMARDAN BAUXITE DEPOSIT
Power line
Ford
NORTH
GANDHAMARDAN RESERVED FO
Fairly dense mixed jungle mainly ban
Harishankar Temple
Annual fair (May)
RH (Forest)
Chhanchanabahal
Turla
Nandupala
SOURCE: Survey of India Topo Map Sheet 64L/13
20°50'

Scale: 0 1 2 Kms Contour Interval: 10 Meters

Figure III - Gandhamardan Bauxite Deposit Showing Block Divisions

OMC currently holds a mining permit (the "Permit") on Block 7. The Permit covers an area of 285 hectares, as shown in Figure IV.

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

Exploration / Previous Work

Linecutting - Using theodolite and steel tape, ODM established a grid with base line oriented at Azimuth 50°, parallel to the longitudinal axis of Gandhamardan hill. Cross lines were run at right angles to the base line, spaced at 100-meter intervals. Stations were established on all lines at 25-meter intervals, and marked by stone monuments. A total of 85 kms of lines were established. Accuracy of the grid was maintained by triangulation.

Topographic Survey - Survey of India performed a topographic survey using a standard bubble level. All stations were read. An area of 5.8 kms2 was covered.

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

Drilling

Drilling - Both ODM and MECL undertook extensive drill programs. ODM concentrated on the SW portion of the deposit, on Blocks 1 to 8, and MECL on Blocks 7 to 10 at the NE end. Drilling was performed dry. NX size casing bits of tungsten carbide were used at the start of a hole, to penetrate the hard laterite capping. Bit size was reduced to BX in the softer bauxite zone. Short sections of thin-walled casing shoes were used, and drill runs were restricted to less than 1 meter in length. This technique allowed the drill cuttings to be collected in the casing, thus eliminating the need for a core barrel. The entire deposit was drilled at a hole spacing of 200 meters. Spacing was reduced to 100 meters in Blocks 5 to 8, where the plateau is widest, and therefore the bulk concentration the greatest. Selected portions of Blocks 6, 7 and 8 were detail-drilled at 50-, 25-, and 15-meter spacing. Two small areas, termed Clusters I and II, were detailed-drilled at a 5-meter spacing. Cluster I sits in Block 7, at Station N2 on Line E19, and covers an area of 0.24 hectare. Cluster II is in Block 8, at Station SO.5 on Line E24 and covers 0.16 hectare. Together ODM and MECL drilled a total of 462 holes, for a cumulative length of 15.1 kms. Except for 36 holes drilled at 450, all the holes were drilled vertically into the flat-lying bauxite zone. The cuttings from each hole were collected, geologically mapped, sampled and analysed.

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

Data Verification

In examining the technical reports authored by ODM and MECL, it became apparent to the author of the Technical Report that the exploration-evaluation programs were conducted in a thorough, competent manner by knowledgeable, capable persons. The programs followed a logical sequence of steps, justified by positive results, to determine the nature and extent of the bauxite deposit, and its suitability for the production of alumina by the Bayer Process.

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

The Company holds 100% of the voting securities of Continental Resources (USA) Ltd. ("CRL").

D.        Property, Plants and Equipment

Gandhamardan Project

For a description of the Gandhamardan Project, see Item 4.B. "Business Overview - Gandhamardan Project."

ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the Company's financial statements for the three years ended December 31, 2009 included elsewhere in this document, the section entitled "Information on the Company" in Item 4 of this document and with the section entitled "Risk Factors" in Item 3 of this document. The financial statements have been prepared in US GAAP, however, Note 2 of the annual financial statements included herein provides a reconciliation to CAN GAAP.

General Discussion

The Company has limited operations. The Company has no producing properties and, consequently, has no current operating income or cash flow from its mineral interests.

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

The Company's financial statements accompanying this Annual Report are consolidated with the Company's wholly owned subsidiary, CRL for the years 2009, 2008 and 2007. It is important to note that during the 2004 fiscal year the Company wrote off $1,145,163 and related liabilities of investment in the joint-venture company, COMPL, which was voluntarily dissolved. It is planned that CRL will incorporate another entity to enter into a revised agreement with OMC. As of the date of this filing, the Proposed Revised Joint Venture Agreement has yet to be finalized. The Company anticipates that CRL will enter into such revised agreement with OMC following obtaining the approval of the State Government of Orissa.

A.        Operating Results

Revenues and Expenses

The Company's working capital (deficit) as at December 31, 2009 was ($663,582) compared with a working capital position of ($840,795) as at December 31, 2008. The change in working capital was the result of funds used for general and administrative expenses in the period totalling $86,958 (2008 - provided $98,680) and use of funding for professional fees totalling $124,512 (2008 -$83,268). Cash provided by financing activities for the period was $308,095 (2008 - $32,456). The net loss of the Company for the year ended December 31, 2009 was $255,954 or $0.00 per share compared with a net loss of $256,948 or $0.00 per share for the year ended December 31, 2008. Significant components of the current period's loss were expenses related to settlement of certain matters with VISA in the amount of $26,505 (2008 - $nil); stock-based compensation expense of $34,997 (2008 - $nil); and consulting fees and commissions of $50,500 (2008 - $nil).

No revenues from the Company's operations were reported in 2009 or 2008 and no significant revenues are anticipated in 2010. The Company plans to finance its capital cost requirements by equity financing or joint venture arrangement.

Year Ended December 31, 2009

For the year ended December 31, 2009, the Company had a net loss of $255,954 or $0.00 per share compared to a net loss of $256,948 or $0.00 per share during the corresponding period in 2008. Stock-based compensation expense for this period was $34,997 (2008 - $nil). Write-down of investments totalled $nil in 2009 compared to $75,000 in 2008. Interest income was constant at $nil during the year compared to $nil in 2008. General and administrative costs decreased to $86,958 from $98,680 in 2008, as a result of management's effort to settle matters with VISA, which brought focus away from development of the Property itself. Significant components of the general and administration costs included consulting fees and commissions of $50,500 (2008 - $nil) and professional fees of $124,512 (2008 - $83,268). Compensation for officers and director totalled $nil for 2009 and $nil for 2008.

The Company recorded forgiveness of debt in the amount of $182,653 for the period (2008 - $nil), which was related to amounts payable to members of the Company's former management from years prior to 2002. The Company has elected to write-down these amounts payable entirely due to the fact that there have been no claims by the parties related to the amounts owing.

In addition to the normal course expenditures made in 2009, the Company paid a settlement payment of $26,505 to VISA per the Settlement Agreement entered into in September 2009, with the total settlement amount recorded in the period ($111,640). In late 2009, the Company focused on securing the approval from the Government of Orissa for the Joint Venture Agreement with OMC.

The activities with VISA also led to an increase in professional fees in 2009, due largely to additional legal fees incurred in India on matters related to consummating agreements and settlements, rather than conducting further geological and engineering studies. CRL, the Company's wholly-owned subsidiary, had expenditures in India in 2009 totalling $43,309 compared to expenditures of $68,666 incurred in 2008. This change in expenditures relates to the fact that no engineering, geological or planning work was done on the Project during 2009. Also included in the India expenditures are administrative costs associated with office operations and meetings with government officials.

Year Ended December 31, 2008

For the year ended December 31, 2008, the Corporation had a net loss of $256,948 or $0.00 per share compared to a net loss of $1,147,882 or $0.01 per share with the corresponding period in 2007. Stock-based compensation expenses for this period was $nil (2007 - $48,700). The write-down of resource properties was $75,000 for this period compared with $126,176 from 2007, with the $75,000 write-down being related to the write-down of investments made by the Company (a related party discounted his receivables from the Company to offset this write-down). General and administrative costs decreased to $98,680 for 2008 from $449,488 in 2007, due primarily to the Company's focus on settling claims with VISA rather than conducting exploration work on the Project. Also included in general and administrative costs is compensation for officers and directors, which totalled $nil for 2008, compared with $84,000 in 2007. Consulting fees and commissions decreased to $nil from $435,000 in 2007, and professional fees decreased to $83,268 from $137,218 in 2007. In general, decreases this year were the result of reduced business activities and exploration work on the Project combined with the fact that the Company's operations were directed toward consummating a definitive agreement with Essar and settling the legal actions with VISA.

Year Ended December 31, 2007

For the year ended December 31, 2007, the Corporation had a net loss of $1,147,822 or $0.01 per share compared to a net loss of $1,074,349 or $0.01 per share with the corresponding period in 2006. Stock-based compensation expenses for this period was $48,700 (2006 - $nil). Interest income decreased to $nil from $1,366 which was the direct result of decreased cash balances for the current period compared to the same period during 2006. General and administrative costs decreased to $449,488 from $476,028 in 2006 due to the use by the Company of different consultants in India on the Project and the conducting of meetings with interested parties in the United States, England and India. Included in general and administrative costs is compensation for officers and directors that totalled $84,000 for 2007, compared with $70,000 in 2006. Consulting fees and commissions increased to $435,000 from $425,124 in 2006 as a result of the use by the Company of different consultants in India on the Project. The Company wrote down $126,176 on its oil and gas interest in Kansas during 2007 compared with a write-down of $nil in 2006 on resource properties.

Decreases in expenditures from previous years was due to less engineering and geological work being performed and the decreased complexity in the data acquisition and initial review of data for site selection for the aluminum complex (refinery, smelter and power plant).

Governmental Entities

The Company relies heavily on the cooperation of the State Government of Orissa, OMC and other governmental agencies in the finalization of joint venture relationships and the issuance of permits and licenses for the development of the Gandhamardan Project. The political climate in India with respect to the development of resources is currently positive. Orissa, a state in the eastern part of India, is a resource rich state that has had negotiations with several entities, including CRL, for the development of resources such as bauxite.

Foreign Currency Fluctuations and Inflation

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2009. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to both retain and attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

Plan of Operations

During the year ended December 31, 2009, the Company continued to work on settling agreements related to the development of the Gandhamardan Project through its wholly owned subsidiary CRL. The Company's plan of operations for the next twelve months is to focus on the Gandhamardan Project and the Company's overhead is expected to average $10,000 per month for its operations, including travel, professional and administrative costs.

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on the Project in India, by way of debt settlements and/or private placements of its common stock. Significant funding will be required for the exploration and development of CRL's bauxite Project for which the Company expects will be provided through a joint venture or the sale of interests to members that would join CRL's consortium. As of December 31, 2009, the Company had cash of $12,998 and a working capital deficit of $663,582.

Currently, the Company does not have adequate working capital to maintain operations for the next 12 months and the Company is in discussions to raise additional funding through financings. The Company has entered into an agreement with VISA as a consortium partner and may also approach additional partners to help finance, explore and develop the Gandhamardan Project.

Future funding sources and working capital for the Company could also come from the exercise of warrants and options outstanding from private placements.

The Company intends to hire employees and consultants on an as-needed basis. At present, the Company does not expect to hire any employees as it intends to utilize consultants to facilitate any work required on the Gandhamardan Project or any new interests.

B.         Liquidity and Capital Resources

As of December 31, 2009 the Company's cash position was $12,998, compared to $nil as of December 31, 2008. Preliminary discussions are in progress to raise working capital to meet to maintain normal operations for the next year exclusive of exploration and development expenses relating to the Gandhamardan Project. The Company had assets of $31,906 in 2008 of which $nil was in cash and $44,904 of which $12,998 was in cash on December 31, 2009. The Company had a working capital deficit of $840,795 as of December 31, 2008 and a working capital deficit of $663,582 as of December 31, 2009. Net working capital for the year ended December 31, 2009, which represents current assets less current liabilities, was ($663,582), compared with ($701,902) for 2008

The Company is not able to meet its financial commitments as they become due. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company. The Company is dependent on the proceeds of future financings to finance the exploration and potential development of the Gandhamardan Project and its operations. Further funds will be required to develop the Gandhamardan Project if it is determined to be economical.

The liabilities of the Company as of December 31, 2008 were $843,795, as compared to $679,580 as of December 31, 2009.

As of December 31, 2009, the Company had an accumulated deficit of $8,826,957, compared to $8,601,003 in 2008. This continued increase in Company's accounted deficit was due to continued expenditures related to the Gandhamardan Project without offsetting revenues, which resulted in losses totalling $255,954 in 2009, compared with losses totalling $256,948 in 2008 and $1,147,882 for 2007. These losses were from expenditures incurred for operations of the Company and more significantly came from meeting the costs of its subsidiary, CRL, on the Gandhamardan Project in India with VISA and OMC.

Recent Issuances of Securities

On March 20, 2009, the Company announced that 7,426,120 unit warrants expiring March 21, 2009 had been extended to May 21, 2009 and the exercise price of such unit warrants reduced to $0.03. Further, the Company announced that the share purchase warrants underlying these unit warrants upon exercise had been cancelled.

On July 21, 2009, the Company announced that it settled an aggregate of $60,000 of outstanding debt through the issuance of 1,000,000 units each to two creditors of the Company. Each unit consisted of one common share of the Company and two share purchase warrants (an "A Warrant" and a "B Warrant", respectively). Each A warrant is exercisable to purchase one additional common share of the Company at an exercise price of $0.05 until July 23, 2010 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of $0.10 until July 23, 2011.

On August 20, 2009, the Company announced that it has closed the first tranche of a non-brokered private placement and received gross proceeds of $180,000 for a total of 6,000,000 units of the Company. Each unit consisted of one common share of the Company and two share purchase warrants (an "A Warrant" and a "B Warrant", respectively). Each A warrant is exercisable to purchase one additional common share of the Company at an exercise price of $0.05 until August 20, 2010 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of $0.10 until August 20, 2011.

Also on August 20, 2009, the Company granted to its directors an aggregate of 500,000 options at an exercise price of $0.065. These options expire on August 20, 2014.

On October 26, 2009, the Company announced that it had closed the second and final tranche of its non-brokered private placement (whose first tranche closed on August 20, 2009) and received proceeds of $30,000 from the sale of 1,000,000 units of the Company. Each unit consists of one common share of the Company and two share purchase warrants (an "A Warrant" and a "B Warrant", respectively). Under the closing of the second tranche, each A Warrant is exercisable to purchase one additional common share at an exercise price of $0.05 until October 16, 2010 and each B Warrant is exercisable to purchase one additional common share at an exercise price of $0.10 until October 16, 2011.

To clarify its initial announcement on March 24, 2010, the Company announced on March 25, 2010 that it intended to undertake a non-brokered private placement of up to 9,000,000 units at the price of $0.02 per unit for an aggregate gross proceeds of $180,000 (the "Offering"). The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with regulatory hold periods from the date of issuance. Each unit of the Offering will consist of one common share of the Company and two common share purchase warrants of the Company, respectively an A Warrant and a B Warrant. Each A Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of one year after the closing date of the Offering and each B Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of two years after the closing date of the Offering.

On March 25, 2010 the Company announced a clarification of the announced amendment of March 24, 2010 regarding the reduction in exercise price of 9,000,000 A Warrants and 9,000,000 B Warrants issued pursuant to a private placement announced April 17, 2009 and debt settlements carried out in July of 2009. The announced reduction of the exercise price of the A Warrants and B Warrants was such that the exercise price of all A Warrants was reduced from $0.05 per share to $0.03 per share and the exercise price of all B Warrants was reduced from $0.10 per share to $0.03 per share. All expiry dates for such A Warrants and B Warrants remain unchanged. The affected A Warrants and B Warrants are:

  On August 20, 2009 a total of 12,000,000 warrants were issued in the first tranche of the private placement (6,000,000 each of A and B Warrants) with such A Warrants to expire August 20, 2010 and B Warrants to expire August 20, 2011.

  On October 16, 2009 a total of 2,000,000 warrants were issued in the second tranche of the private placement (1,000,000 each of A and B Warrants) with such A Warrants to expire on October 16, 2010 and B Warrants to expire on October 16, 2011.

  On July 23, 2009 a total of 4,000,000 warrants (2,000,000 each of A and B Warrants) were issued pursuant to the debt settlement agreements with such A Warrants to expire on July 23, 2010 and B Warrants to expire on July 23, 2011.

As of the date of this filing, the Company had outstanding obligations to issue up to 18,700,000 common shares, an aggregate of 18,000,000 common shares pursuant to share purchase warrants at a price ranging from $0.05 to $0.10, and expiring between July 23, 2010 and October 15, 2011, and an aggregate of 700,000 common shares pursuant to stock options at a price ranging from $0.065 to $0.25 per share, and expiring between August 21, 2010 and August 20, 2014. The stock options have all been issued under the Company's share option plan.

Critical Accounting Policies

The Company's financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP"), which affect the Company, is contained in Note 2 of the financial statements.

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

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 "Asset Retirement Obligations" which establishes standards for asset retirement obligations and associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2009 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

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

Goodwill and intangible assets

As of January 1, 2009, the Company is required to adopt the CICA Handbook Section 3064, "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard has not had a material impact on the Company's financial statements.

C.         Research and Development, Patents and Licenses, etc.

Not applicable.

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

F.         Tabular Disclosure of Contractual Obligations
		Payments due by period

Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years

Related Party Accounts Payable(1)	323,018	323,018	-	-	-

(1)     The accounts payable consists of $259,267 due to companies controlled by a shareholder of the Company with no stated terms, and $63,751 due to a shareholder and management consultant of the Company with no stated terms.

G.         Safe Harbour

The safe harbour provided in Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

Michael Rosa, Director, President and Chief Executive Officer

Michael Rosa, age 75, who resides in Langley, British Columbia, Canada, has served as director of the Company since January 2003. Mr. Rosa is an experienced corporate director and has been involved in natural resource projects and other entrepreneurial activities. Mr. Rosa drilled 17 oil wells in Texas and has been involved in two gold projects (one in Oregon and the other in British Columbia). His resource experience is beneficial in assisting the Company in the development of the Gandhamardan Project and also in evaluating other resource projects that may be presented to the Company. Mr. Rosa is not an officer or director of any other company.

Except in his present capacity with the Company, Mr. Rosa has not within the past five years been an officer and/or director of a public company.

Paul Preston - Chief Financial Officer

Paul Preston, age 76, who resides in Abbotsford, British Columbia, Canada, has served as director and CFO of the Company since April 2009. Mr. Preston is an experienced corporate director and has been an administrator for both public and private companies. He also has experience with property management. Mr. Preston was previously the president of a publically traded mining exploration company and this experienced, combined with his administrative experience, is beneficial to the Company. Mr. Preston is also the director of a private company that is involved in the construction industry.

Except in his present capacity with the Company, Mr. Preston has not within the past five years been an officer and/or director of a public company.

Nicole Bouthillier, Director

Nicole Bouthillier, age 59, has been an independent business consultant in Montreal since 2001. Prior to starting her own consulting business she worked for Scotia McLeod as an Investment Executive starting with them in 1987. Ms. Bouthillier became a director of the Company in November 2005.

Except in her present capacity with the Company, Ms. Bouthillier has not within the past five years been an officer and/or director of a public company.

B.         Compensation

On October 1, 2009 the Company entered into management services contracts with Mr. Rosa and Mr. Preston (see "Material Contracts"). Prior to this the Company had no standard arrangement pursuant to which officers are compensated by the Company for their services in their capacity as officers other than the unissued shares reserved for the grant of stock options. Total consideration of $31,000 was accrued to officers of the Company during the Company's financial year ended December 31, 2009 (including a $10,000 bonus payable to Mr. Rosa), compared with $nil payable to directors and/or officers during the Company's financial year ended December 31, 2008. As of the date of this filing, $27,000 of such compensation to the Company's officers and directors remains outstanding.

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

On August 20, 2009, the board of directors approved the issuance of options to the Company's officers and directors to purchase 500,000 shares at $0.065 expiring on August 20, 2014.

Summary Compensation Table

During the Company's financial year ended December 31, 2009, the aggregate direct remuneration payable to the Company's directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $31,000 (including a $10,000 bonus payable to Mr. Rosa). The compensation paid to the Company's directors and officers during the most recently completed financial year is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Michael Rosa President and Chief Executive Officer, Director	2009	13,500	$10,000	Nil	Nil	Nil	Nil	Nil
Paul Preston Chief Financial Officer, Director	2009	7,500	Nil	Nil	Nil	Nil	Nil	Nil
Nicole Bouthillier Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil

No stock options were exercised during 2009. See "Share Ownership" below for more information on the Company's outstanding stock options.

C.         Board Practices

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Mr. Rosa has served as director of the Company since January 2003. Ms. Bouthillier joined the Company's Board of Directors in November 2005. Mr. Preston has served as a director and officer since April 2009. The Company's officers are appointed by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office. The Company has an audit committee that operates under the terms of the Company's audit charter, on which Michael Rosa, Paul Preston and Nicole Bouthillier are members. The Company currently does not have a compensation or executive committee. There are no director service contracts that provide for benefits upon termination.

D.         Employees

The Company has no employees other than its officers and directors. The Company has two directors/officers involved in management and administration of the Company, Mr. Michael Rosa and Mr. Paul Preston, both of which have entered into management consulting contracts with the Company (see "Material Contracts".

E.         Share Ownership

Common Shares

Security Holdings of Directors and Officers

Name of Insider	Shares owned or beneficially controlled	Percentage of 95,726,070 outstanding common shares as of the date of this filing
Michael Rosa	288,000(1)	(4)
Paul Preston	123,000(3)	(4)
Nicole Bouthillier	50,000 (2)	(4)
Total:	461,000

(1)   In addition, Mr. Rosa holds 150,000 options with an exercise price of US$0.25 expiring on August 21, 2010 and 200,000 options with an exercise price of US$0.065 expiring on August 20, 2014.

(2)   In addition, Ms. Bouthillier holds 50,000 options with an exercise price of US$0.25 expiring on August 21, 2010 and 100,000 options with an exercise price of US$0.065 expiring on August 20, 2014.

(3)   In addition, Mr. Preston holds 200,000 options with an exercise price of US$0.065 expiring on August 20, 2014

(4)   Less than 1%.

Options:

The following chart details all outstanding options as of the date of this filing:

Under the 2004 Stock Option Plan
Name of Officer/Director	Amount of Securities	Exercise Price	Expiration Date For Options	Percentage of Total Options Issued
Michael Rosa	150,000	US$0.25	August 21, 2010	50.00
	200,000	US$0.065	August 20, 2014
Nicole Bouthillier	50,000	US$0.25	August 21, 2010	21.43
	100,000	US$0.065	August 20, 2014
Paul Preston	200,000	US$0.065	August 20, 2014	28.57
Total	700,000		-	100.00

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

Stock Subject To The Option Plan

The total number of common shares allotted and reserved for issuance under the Option Plan is 3,000,000 common shares, equivalent to approximately 3.59% of the issued and outstanding share capital of the Company, as at December 31, 2008. At the time of this filing, the 3,000,000 common shares allocated for the Option Plan represented 3.13% of the issued and outstanding shares. Such common shares will be reserved for Options to be granted at the discretion of the Committee. Options to purchase an aggregate of 700,000 common shares have been granted under the Option Plan and are outstanding as of the date of this filing.

On August 20, 2009, the board of directors approved the issuance of options to the Company's officers and directors to purchase 500,000 shares at $0.065 expiring on August 20, 2014.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

Perial Ltd. holds 25,000,000 common shares or 26.11% of all issued and outstanding shares as of the date of this filing. There are currently no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. As of the date of this filing, the total number of common shares held by US residents is 28,881,680, or 30.17% of all issued and outstanding common shares of the Company, with such shares being held by 105 record holders. As of the date of this filing, the total number of common shares held by Canadian residents is 66,677,657, or 69.65% of all issued and outstanding common shares of the Company, with such shares being held by 239 record holders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class as of the date of this filing
Perial Ltd. 191 Eglinton Avenue East Suite 302 Toronto, Ontario Canada M4P 1K1	25,000,000	Shareholder	26.11%

B.         Related Party Transactions

Except as disclosed herein, directors, senior officers and principal shareholders of the Company, or any associate or affiliate of the foregoing, have not participated in and have no other interest, direct or indirect, in any material transactions in which the Company has participated, or in any proposed transaction which has materially affected or will materially affect the Company during the previous two fiscal years to the date of this filing.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

  The Company has an outstanding payable to a previous Officer and Director for his compensation for the year ended December 31, 2007 totalling $60,000.

  At December 31, 2009, the Company had outstanding payables to related parties for services rendered totalling $323,018 and for 2008, $407,609.

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

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year, 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year (or a total of 15% of the total outstanding shares of the Company after three years). The term of the agreement was from June 30, 2000 to May 31, 2003. The Company had the right to terminate the agreement for just cause or for any act or omission that was a breach under the agreement that was not remedied within thirty days. It was also a term of the agreement that Mr. Brown could be terminated for cause. On February 12, 2001, Mr. Brown was terminated for cause. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract was in full force and effect. On September 1, 2005 the Company entered into a Settlement Agreement with Mr. Brown, under which the Company agreed to pay Mr. Brown $100,000 in cash consideration and a sum or sums equal to .5% (one half of one percent) of any payment, proceeds or other consideration directly or indirectly received by the Company or any of its subsidiaries or affiliates relating to the sale or production from the Gandhamardan Project. The .5% of the proceeds continues until Mr. Brown receives $5,000,000 in total consideration in addition to the $100,000 in cash. The Company paid Mr. Brown the $100,000 in two equal payments with the first payment of $50,000 in October 2005 and the second payment of $50,000 in May 2006. Management of the Company does not view this contingent liability as a major detriment to the Company's overall performance.

On March 29, 2004, an action was brought by Roderick Christie against the Company in the Supreme Court of British Columbia. The Statement of Claim alleged that Christie acquired 260,000 shares of the Company from Balaton Power Corporation S.A. and that the Company had an obligation to transfer these shares to Mr. Christie, despite the Company refusing to do so. Mr. Christie sought $260,000 in damages or 260,000 common shares in the Company plus that amount of Canadian currency that was equal to the difference between the price at which the shares are trading at the time of delivery and $1.00. On October 7, 2009, the Company and Mr. Christie entered into a settlement agreement and release o whereby the Company paid Mr. Christie the sum of $12,000 for full settlement and release of the action.

On March 10, 2009, the Company received a letter from Balaton Power Corporation S.A. ("BSA"), the patent holder and licensor to the Company, regarding its position that the Company was in default of the conditions of the licensing agreement between the parties (see "Material Contracts"). The Company and BSA have been in discussions regarding the licensing agreement and the March 10, 2009 letter, but the Company is no longer pursuing this interest in the Pisces Process. There can be no assurances that the Company will continue to hold an interest in the Pisces Process as a result of the outcome of the discussions. An adverse outcome in the discussions is not expected to have a material adverse effect on the Company's business, financial condition or results of operations.

On July 17, 2009, upon filing of the required records by the Company, the British Columbia Securities Commission (the "Commission") granted a full revocation of the cease trade order issued by the Commission against the Company dated May 12, 2009 (the "2009 CTO"). The 2009 CTO had been imposed by the Commission due to deficiencies identified in the Company's filings for the year ended December 31, 2008. All of the Company's continuous disclosure documents can be reviewed on SEDAR.

On October 2, 2009, the Company announced that its wholly owned subsidiary, CRL, entered into an agreement in settlement of the litigation with VISA. Under the terms of the settlement CRL settled all outstanding disputes with VISA and thereby reinstated its agreement dated February 15, 2005, whereby VISA (as to 74%) and CRL (as to 26%) will establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Project. Under the terms of the agreement CRL will receive from VISA incremental cash payments, upon the achievement of certain milestones during the development of the Gandhamardan Project.

On June 5, 2010, the Commission issued a cease trade order against the Company relating to the Company's failure to file continuous disclosure prescribed by securities law (the "2010 CTO"). As of the date of this filing, the Company is endeavouring to file such required continuous disclosure to obtain a revocation of the 2010 CTO from the Commission.

Except as otherwise mentioned above, the Company met its obligations in each of the above mentioned settlements in a timely manner.

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B.         Significant Changes

None.

ITEM 9.             THE OFFER AND LISTING

A.         Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows in U.S. Dollars:

	2009	2008	2007	2006	2005
High (U.S. $)	$0.22	$0.23	$0.50	$0.50	$0.80
Low (U.S. $)	$0.01	$0.01	$0.16	$0.20	$0.35

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows

	2009				2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High (U.S. $)	$0.08	$0.06	$0.12	$0.22	$0.23	$0.18	$0.18	$0.15
Low (U.S. $)	$0.01	$0.03	$0.04	$0.05	$0.11	$0.09	$0.05	$0.01

For the most recent six months, the high and low market prices for each month for the Company's common stock were as follows:

	May 10	April 10	Mar 10	Feb 10	Jan 10	Dec 09
High (U.S. $)	$0.05	$0.05	$0.09	$0.08	$0.07	$0.10
Low (U.S. $)	$0.03	$0.04	$0.03	$0.06	$0.05	$0.05

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

C.         Material Contracts

Joint Venture Agreement dated April 18, 1997

On April 18, 1997, Continental entered the Joint Venture Agreement with OMC to form a 50-50 joint venture company in the State of Orissa with its primary purpose to explore and exploit the Gandhamardan Bauxite Deposit. Continental managed the daily operations of COMPL, the joint venture company. Under the Joint Venture Agreement, OMC had an option to participate in Continental's proposed aluminium complex (including refinery, power plant and smelter). This option was to be exercised within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration. Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. During 2004, COMPL was voluntarily dissolved at the request of OMC. CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the new terms and conditions of the Proposed Revised Joint Venture Agreement being submitted to the Orissa Government for approval between OMC and CRL. As of the date of this filing, the approval for the Proposed Revised Joint Venture Agreement between OMC and CRL has not been received from the Orissa Government.

Licensing Agreement dated July 31, 2000

BSA entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces Process and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration for the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000. In January 2004 the parties agreed to reduce the royalty to 2%, and waive all further obligations of the Company, in consideration for 500,000 common shares of the Company. These shares were issued during the first quarter of 2003. The Company is no longer pursuing this interest.

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

Settlement Agreement and Mutual Release of Claims dated September 23, 2009

On September 23, 2009, CRL, the Company's wholly-owned subsidiary, and VISA entered into a settlement and mutual release agreement (the "Settlement Agreement") dated September 23, 2009. Among other things, the Settlement Agreement provides that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005, under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

Management Services Agreements

Effective October 1, 2009 the Company entered into an agreement with Michael Rosa relating to his services to the Company as Chief Executive Officer.

Effective October 1, 2009 the Company entered into an agreement with Paul Preston relating to his services to the Company as Chief Financial Officer.

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

To the best of the Company's knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any such remittance to United States' residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the ICA provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

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

F.         Dividends and Paying Agents

Not applicable.

G.         Statement by Experts

Not applicable.

H.         Documents on Display

Exhibits attached to this Annual Report are also available for viewing at the offices of the Company at Suite 206, 20257 54th Avenue, Langley, British Columbia V3A 3W2 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com, and copies of the Company's continuous disclosure under the U.S. Exchange Act are available for viewing on the internet at www.sec.gov.

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

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009, pursuant to Rule 13a-15(b) promulgated under the Exchange Act. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ending December 31, 2009	Year ending December 31, 2008
Audit fees	$22,474	$19,325
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees billed	$22,474	$19,325

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

ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.       CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.       CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company's audited financial statements for the years ended December 31, 2009, 2008 and 2007, including the following:

  Report of Independent Registered Public Accounting Firm.

  Consolidated Balance Sheets as at December 31, 2009 and December 31, 2008.

  Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007.

  Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

  Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2009, 2008 and 2007.

  Notes to the Consolidated Financial Statements.

ITEM 18.         FINANCIAL STATEMENTS

Not applicable.

ITEM 19.         EXHIBITS

The following financial statements, related schedules and exhibits are included in this Annual Report:
Exhibit Number	Description of Exhibit
4.1	Stock Exchange Agreement dated September 30, 2002 between Balaton Power Inc. and Perial Ltd.(1)
4.2	Stock Option Plan(1)
4.3	Settlement and Mutual Release Agreement dated September 23, 2009 between Continental Resources (USA) Ltd. and VISA International Ltd. (2)
4.4	Management Services Agreement dated effective October 1, 2009 between Balaton Power Inc. and Michael Rosa(2)
4.5	Management Services Agreement dated effective October 1, 2009 between Balaton Power Inc. and Paul Preston(2)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)

(1)   Filed as an exhibit to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (SEC File No. 000-32255) filed on July 15, 2004, and incorporated by reference herein.

(2)   Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BALATON POWER INC.

/s/ Paul Preston
Paul Preston
Chief Financial Officer

DATED: June 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Balaton Power, Inc.
Langley, British Columbia, Canada

We have audited the accompanying consolidated balance sheets of Balaton Power, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. Balaton Power Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Balaton Power, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenues from operations and has substantial accumulated deficit and working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The 2009 and 2008 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Killman, Murrell & Company, P.C.
Killman, Murrell & Company, P.C.
Odessa, Texas
June 25, 2010

Balaton Power, Inc. CONSOLIDATED BALANCE SHEETS (Expressed in U.S. dollars) December 31, 2009 and 2008

	2009	2008
ASSETS Current Assets
Cash	$ 12,998	$ −
Accounts receivable	3,000	3,000

Total current assets	15,998	3,000

Advances to related party	28,906	28,906

Total assets	$ 44,904	$ 31,906

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Cash overdraft	$ −	$ 75
Accounts payable and accrued liabilities	356,562	436,111
Advances payable - Related parties	323,018	407,609

Total current liabilities	679,580	843,795

Total liabilities	679,580	843,795

Shareholders' Deficit

Common stock, no par value, unlimited shares authorized, 95,726,070 and 83,453,737 shares issued and outstanding, respectively	5,679,967	5,537,404
Additional paid-in capital	2,512,314	2,251,710
Deficit	(8,826,957)	(8,601,003)

Total shareholders' deficit	(634,676)	(811,889)

Total liabilities and shareholders' deficit	$ 44,904	$ 31,906

Approved by the Board	Approved by the Board
Director (signed) "Paul Preston"	Director (signed) "Michael Rosa

The accompanying notes are an integral part of these consolidated financial statements.

Balaton Power, Inc. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in U.S. Dollars) For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue	$ −	$ −	$ −

Expenses Professional fees	124,512	83,268	137,218
Administration and general	86,958	98,680	400,788
Consulting fees and commission	50,500	−	435,000
Stock based compensation	34,997	−	48,700
Writedown of resource property	−	75,000	126,176
Lawsuit settlements	111,640	−	−

Total Expenses	408,607	256,948	1,147,882

Other Income
Forgiveness of debt	182,653	−	−

Net loss	$ (255,954)	$ (256,948)	$ (1,147,882)

Loss per common share - Basic and diluted	$ 0.00	$ 0.00	$ 0.01

Weighted average number of common shares outstanding	87,817,209	83,453,737	81,596,582

The accompanying notes are an integral part of these consolidated financial statements.

Balaton Power, Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. Dollars) For the Years Ended December 31, 2009, 2008 and 2007
	2009	2008	2007

Operating Activities
Net Loss	$ (225,954)	$ (256,948)	$ (1,147,882)
Adjustments to reconcile net loss to net cash used in operating activities:
Write down of investment	−	75,000	126,176
Forgiveness of debt	(182,653)	−	−
Stock based compensation	34,997	−	48,700
Changes in operating assets and liabilities
Accounts receivable	−	(3,000)	27,330
Accounts payable related parties	(84,591)	(33,893)	146,215
Accounts payable and accrued liabilities	163,104	146,215	155,852

Cash (used in) operating activities	(295,097)	(72,626)	(643,609)

Financing Activities
Cash overdraft	(75)	75	−
Loan payable - related party	−	32,381	(28,906)
Warrants exercised	98,170	−	−
Loan payable	−	−	(63,963)
Common stock sold	210,000	−	774,900

Cash provided by operating activities	308,095	32,456	682,031

Net Increase (Decrease) in Cash	12,998	(40,170)	38,422
Cash, beginning of year	−	40,170	1,748

Cash, end of year	$ 12,998	$ −	$ 40,170

Supplementary information:
Interest paid	$ −	$ −	$ −
Income taxes paid	$ −	$ −	$ −

Non Cash Financing Activities
Debt settlement	$ (60,000)	$ −	$ −
Common stock issued in settlement of debt	8,105	−	−
Warrants issued in settlement of debt	51,895	−	−
	$ −	$ −	$ −

The accompanying notes are an integral part of these consolidated financial statements.

Balaton Power, Inc. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (Expressed in U.S. dollars) For the Years Ended December 31, 2009, 2008 and 2007

	Common Shares		Paid-in	Accumulated
	Number	No Par Value	Capital	(Deficit)	Total

Balance as of December 31, 2006	76,025,117	$ 4,958,884	$ 1,412,357	$(7,196,173)	$(824,932)

Share units issued in a private placement for cash net of fees	4,205,000	306,337	468,563	−	774,900
Shares issued in previous commitment	333,000	16,149	−	−	16,149
Share units issued in settlement of debt	2,890,620	256,034	322,090	−	578,124
Stock based compensation	−	−	48,700	−	48,700
Net loss for the year ended December 31, 2007	−	−	−	(1,147,882)	(1,147,882)

Balance as of December 31, 2007	83,453,737	5,537,404	2,251,710	(8,344,055)	(554,941)

Net loss for the year ended December 31, 2008	−	−	−	(256,948)	(256,948)

Balance as of December 31, 2008	83,453,737	5,537,404	2,251,710	(8,601,003)	(811,889)

Share units issued in a private placement for cash	7,000,000	36,288	173,712	−	210,000
Shares issued in settlement of debt	2,000,000	8,105	51,895	−	60,000
Shares issued in exercise of warrants	3,272,333	98,170	−	−	98,170

Stock-based compensation	−	−	34,997	−	34,997

Net loss for the year ended December 31, 2009	−	−	−	(225,954)	(225,954)

Balance as of December 31, 2009	95,726,070	$5,679,967	$ 2,512,314	$ (8,826,957)	$ (634,676)

The accompany notes are an integral part of these consolidated financial statements.

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

1. INCORPORATION AND NATURE OF OPERATIONS

Balaton Power, Inc. ("BPL" or Balaton) was incorporated under the British Columbia Business Corporation Act under the laws of the Province of British Columbia on June 25, 1986. On October 31, 2002, Continental Resources (USA) Ltd. ("CRL") became a wholly-owned subsidiary of Balaton. CRL was originally incorporated in July of 1997 under the laws of the State of Delaware, USA and was reincorporated in July of 2004 under the laws of the state Nevada, USA.

The Corporation is developing a bauxite deposit in the State of Orissa in India.

2. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

The accompanying consolidated financial statements include the accounts of Balaton and CRL (collectively the "Company"). All inter-company balances and transactions have been eliminated in consolidation.

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America. In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The conversion from Canadian GAAP to U.S. GAAP has been done in the financial statements presented here. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. Had the financial statements been presented in Canadian GAAP for the year ended December 31, 2009, there would have been a decrease in additional paid-in capital and an increase in common stock of $364,538 for the exercise of the 3,272,333 warrants.

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

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

3. SIGNIFICANT ACCOUNTING POLICIES - continued

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

Stock-based compensation

The Company adopted SFAS No. 123(revised) (ASC 718 and ASC 505), "Share-Based Payment", to account for its stock options and similar equity instruments issued. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period. SFAS No. 123(revised) (ASC 718 and ASC 505) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

Reclassification

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform with 2009 presentation

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. Diluted loss per share has not been provided as it would be anti-dilutive.

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The Company uses the United States Dollar as its functional currency. The Company accounts for foreign currency transactions in accordance with SFAS No. 52, "Foreign Currency Translation" (ASC 830). Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at the historical rates in effect when the assets were acquired or obligations incurred. Transactions occurring during the period are translated at rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in operations.

Fair value of financial instruments

SFAS No. 157 (ASC 820) "Fair Value Measurements" requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 (ASC 820) establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 (ASC 820) prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricings.

The following table summarizes the fair value measurement of stock options and warrants for the years ended December 31, 2009 and 2007. There were no warrants or stock options for the year ended 2008.

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3
2009

Stock Options	$ −	$ 34,997	$ −
Warrants	$ −	$ 225,607	$ −
2007

Stock Options	$ −	$ 48,700	$ −

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Pursuant to SFAS No. 157 (ASC 820), the fair value of our cash and cash equivalents is determined based on "Level 1" inputs, which consist of quoted prices in active markets for

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments - continued

identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

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

Accounts payable and accrued liabilities and advances payable are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company is directly related to the market price of aluminum. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Concentration of credit risk

The Company places its cash and cash equivalent with high credit quality financial institution.

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

The Company has adopted statement of Financial Accounting Standards 109 (SFAS 109 (ASC 740), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year which the differences are expected to reverse.

4. COMMON STOCK

During 2009, the Company completed a private placement whereby 6,000,000 units were issued at US $0.03 per unit for gross cash proceeds of $180,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.05 until August 20, 2010 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.10 until August 20, 2011. The fair value of the 6,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

In addition, the Company completed a private placement whereby 1,000,000 units were issued at US $0.03 per units for gross cash proceeds of $30,000. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant, respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.05 until October 16, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.10 until October 16, 2011. The fair value of the 1,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to the contributed surplus.

During 2009, the Company issued units to a creditor of the Company pursuant to a $30,000 debt settlement whereby 1,000,000 units were issued at US $0.03 per unit. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant, respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.05 until July 23, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.10 until July 23, 2011.

During 2009, the Company issued units to another creditor of the Company pursuant to a $30,000 debt settlement whereby 1,000,000 units were issued at US $0.03 per unit. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant), respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.05 until July 23, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.10 until July 23, 2011.

The fair value of the 2,000,000 A and B warrants related to the above two debt settlement issues has been estimated using the Black-Scholes Option Pricing Model.

During 2007, the Company completed a private placement whereby 4,205,000 units were issued at US $0.20 per unit for gross cash proceeds of $841,000. Each unit consists of one common share and one unit purchase warrant. Each unit purchase warrant is exercisable to purchase a further unit ("Warrant Unit") on or before March 21, 2009, at US $0.25 per Warrant Unit. Each Warrant Unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to purchase a further common share on or before

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

4. COMMON STOCK - continued

March 21, 2010 at a price of US $0.30 per share. The fair value of the warrants has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest free 3.94%: volatility of 117.25%: and expected life of 2 year. The resultant value assigned to the 4,205,000 common share purchase warrants was $468,563, which was credited to contributed surplus.

During 2007, the Company issued 333,000 units pursuant to a previous commitment issue shares.

During 2007, the Company issued 2,890,620 units at a $0.20 per unit to settle debt in the amount of $578,124. Each unit consists of one common share and one unit purchase warrant. Each unit purchase warrant is exercisable to purchase a further unit ("Warrant Unit") on or before March 21, 2009, at US $0.25 per Warrant Unit. Each Warrant Unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to purchase a further common share on or before March 21, 2010 at a price of US $0.30 per share. The fair value of the warrants has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 3.94%; dividend yield of 0%: volatility of 117.25%; and expected life of 2 year. The result value assigned to the 2,890,620 common share purchase warrants was $322,090 which was credited to contributed surplus.

During 2009, the Company granted to its directors an aggregate of 500,000 options at an exercise price of US $0.065. The options expire on August 20, 2014. The directors of the Company are: Michael Rosa, Paul Preston, and Nicole Bouthillier.

In March 2009, the Company granted an extension to May 21, 2009 and reduction of exercise price to $0.03 per share on 7,426,120 unit Warrants that were to expire on March 21, 2009.

During 2009, the Company issued a total of 3,272,333 shares upon exercise by warrant holders. The exercise price of the warrants was $98,170.
Class of Warrants/ Options	Number of Warrants/ Options Issued	Risk free Interest rate	Dividend Yield	Volatility	Strike Price	Expected Life (in Years)	Fair Value Credited to Contributed Surplus

Options
Option	500,000	2.38%	0	346.86%	0.05	5	$ 34,997
Warrants
A	6,000,000	1.26%	0	346.86%	0.05	1	71,512
B	6,000,000	1.26%	0	346.86%	0.10	2	75,556
A	2,000,000	1.26%	0	338.57%	0.05	1	25,324
B	2,000,000	1.26%	0	338.57%	0.10	2	26,571
A	1,000,000	1.26%	0	363.94%	0.05	2	13,340
B	1,000,000	1.26%	0	363.94%	0.10	2	13,304
	18,000,000						$ 225,607

Exercised
	3,272,333						$ 98,170

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

4. COMMON STOCK - continued

Warrants
	2009	2008
Balance, Beginning of Year	7,426,120	7,426,120

Issued	18,000,000	−
Expired	(4,153,787)	−
Exercised	(3,272,333)	−

Balance, End of Year	18,000,000	7,426,120

At December 31, 2009, the following warrants were outstanding:
Number	Price	Expiration
6,000,000	$0.05	August 20, 2010
6,000,000	0.10	August 20, 2011
2,000,000	0.05	July 23, 2010
2,000,000	0.10	July 23, 2011
1,000,000	0.05	October 8, 2010
1,000,000	0.10	October 8, 2011

5. STOCK-BASED COMPENSATION

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

A summary of the status of the Company's employee stock option plan as of December 31, 2009 and 2008 and changes during the years then ended are as follows:
	2009 Weighted Average		2008 Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price
Outstanding, beginning of year	1,500,000	$0.38	1,800,000	$0.38
Expired	(1,300,000)	0.37	(300,000)	0.40
Granted	500,000	0.07	−	−

Outstanding, end of year	700,000	$0.12	1,500,000	$0.37

Options exercisable, end of year	700,000	$0.12	1,500,000	$0.37

At December 31, 2009, the following employee stock options were outstanding:
Number	Price	Expiration

200,000	$ 0.25	August 21, 2010
500,000	$ 0.07	August 20, 2014

700,000

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

6. RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party payables consist of the following at December 31, 2009 and 2008:

	2009	2008
Payable to related party consultant	$ 28,750	$ 28,717
Payable to an affiliate owned by a shareholder	294,268	378,892

	$323,018	$407,609

As of December 31, 2009 and 2008, the Company had a receivable due from an affiliate in the amount of $28,906.

In October 2009 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one year term and will automatically renew annually. Consulting fees paid to these individuals aggregated $27,000 for the year ended December 31, 2009. No consulting fees were paid to these individuals for 2008 or 2007.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at December 31, 2009 and 2008:
	2009	2008

Accounts payable-trade	$ 283,427	$ 436,111
Lawsuit settlement liability	73,135	−

	$ 356,562	$ 436,111

8. CONTINGENT LIABILITIES

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

During 2009, Continental Resources Ltd. ("CRL"), the Company's wholly-owned subsidiary, and VISA International Ltd. ("VISA") entered into a settlement and mutual release agreement (the "Settlement Agreement") dated September 23, 2009. The agreement states that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005 (the "Consortium Agreement"), under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

In consideration for entering into the Settlement Agreement and thereby settling the claims, CRL will pay to VISA all legal expenses incurred by VISA, amounting to 4,700,000 INR ($99,640 US) for filing and contesting

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

8. CONTINGENT LIABILITIES- continued

the proceedings filed against CRL, with 1,250,000 INR ($26,505 US) of the settlement amount (the "Initial Payment") due on September 23, 2009 (already paid during fiscal year) and the remaining sum of 3,450,000 INR ($73,135 US) of the Settlement Amount to be adjusted towards payments to be made by VISA to CRL under certain provision of the consortium agreement.

Among other things, under the Consortium Agreement, CRL and VISA have agreed to incorporate a SPV in the name of VISA Aluminum Limited, whereby CRL will retain 26% of the issued and paid up equity share capital with the remaining balance of 74% of the equity share capital held by VISA. Based on the terms of the Consortium Agreement VISA has agreed to pay 74% of the pre project expenditures incurred by CRL amounting to $1,000,000 US, therefore $740,000 US of the cost will have to be borne by VISA (1) upon the signing of the Joint Venture agreement with the Orissa Mining Corporation and (2) on receipt of approval from the Government of Orissa and the Government of India to the proposed SPV.

9. RECENT ACCOUNTING PROUNCEMENTS

The FASB established the FASB Accounting Standards Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements issued for interim and annual periods ending after September 15, 2009. The codification has changed the manner in which U.S. GAAP guidance is referenced, but did not have an impact on our consolidated financial position, results of operations or cash flows.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820) -- Improving Disclosures about Fair Value Measurements." This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification ("ASC") 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) -- Measuring Liabilities at Fair Value," related to fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using one or more valuation techniques. This guidance is effective for the first reporting period beginning after issuance.

In June 2009, the FASB issued guidance under ASC 105, "Generally Accepted Accounting Principles." This guidance established a new hierarchy of GAAP sources for non-governmental entities under the FASB Accounting Standards Codification. The Codification is the sole source for authoritative U.S. GAAP and supersedes all accounting standards in U.S. GAAP, except for those issued by the SEC. The guidance was effective for financial statements issued for reporting periods ending after September 15, 2009. The adoption had no impact on the Company's financial position, cash flows or results of operations.

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

9. RECENT ACCOUNTING PROUNCEMENTS - continued

In May 2009, the FASB issued guidance under ASC 855 "Subsequent Events," which sets forth: (1) the period after the balance sheet date during which management of reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance was effective on a prospective basis for interim or annual financial periods ending after June 15, 2009.

In April 2009, the FASB updated its guidance under ASC 820, "Fair Value Measurements and Disclosures," related to estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. The guidance was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have any impact on the Company's results of operations.

Also in April 2009, the FASB updated its guidance under ASC 825, "Financial Instruments," which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. The guidance was effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.

The FASB updated its guidance under ASC 805, "Business Combinations," in April 2009, which addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance was effective for business combinations occurring on or after the beginning of the first annual period on or after December 15, 2008.

In June 2008, the FASB updated its guidance under ASC 260, "Earnings Per Share." This guidance clarified that all unvested share-based payment awards with a right to receive nonforfeitable dividends are participating securities and provides guidance on how to allocate earnings to participating securities and compute basic earnings per share using the two-class method. This guidance was effective for fiscal years beginning after December 15, 2008. The Company adopted this guidance on January 1, 2009. The adoption did not have a material impact on the Company's earnings per share calculations.

In March 2008, the FASB issued guidance under ASC 815, "Derivatives and Hedging," which changes the disclosure requirements for derivative instruments and hedging activities. Entities will be required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related items affect an entity's financial position, operations and cash flows. This guidance was effective as of the beginning of an entity's fiscal year that begins after November 15, 2008. The Company adopted this guidance on January 1, 2009.

10. INCOME TAXES

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes." (ASC 740) Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income tax expense differs from the amount that would result from applying the U.S federal and state income tax rates to earnings before income taxes.

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

10. INCOME TAXES - continued

Pursuant to SFAS 109 (ASC 740), the potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The Company is subject to United States federal and state income taxes at an approximate rate of 34%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company's income tax expense as reported is as follows:
	Year Ended December31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Loss before income tax	$(225,954)	$(256,948)	$(1,147,882)
Income tax rate	34%	34%	34%
Income tax recovery	(76,800)	(87,000)	(390,000)
Permanent differences	11,300	25,000	17,000
Valuation allowance change	65,500	62,000	373,000
Deferred income tax (recovery)	$ −	$ −	$ −

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008	YearEnded December 31, 2007
Total deferred tax assets	2,295,500	$2,230,000	$ 2,168,000
Valuation allowance	(2,295,500)	(2,230,000)	(2,168,000)
Net deferred tax assets	$ −	$ −	$ −
Deferred income tax (liability)	$ −	$ −	$ −

The Company has recognized a valuation allowance for the deferred tax assets for which it is more likely than not that the realization will not occur. The valuation allowance is reviewed periodically. When circumstance change and this causes a change in management's judgment about the realizeability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The net operating loss carryforwards for income tax purposes are approximately $6,751,000 and will begin to expire in 2012.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair

Balaton Power, Inc.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2009 and 2008

10. INCOME TAXES - continued

market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. The Canadian non-capital loss carryforwards may also be limited by a change in Company ownership.

Management has adopted FIN 48 effective January 1, 2007. Management has determined that there is no material effect on the financial statements as at and for the year ended December 31, 2009.

11. SUBSEQUENT EVENTS

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (now FASB ASC 855), ASC 855 establishes general standards of accounting for and disclosure of events after the balance sheet date but before financial statements are issued or are available to be issued. The adoption in the fourth quarter of 2009 did not have any material impact on the Company's financial statements. Accordingly, the Company evaluated subsequent events through June 25, 2010, the date the financial statements were issued.

To clarify its initial announcement on March 24, 2010, the Company announced on March 25, 2010 that it intends to undertake a non-brokered private placement of up to 9 million units at the price of $0.02 per unit for an aggregate gross proceeds of $180,000 (the "Offering"). The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with regulatory hold periods from the date of issuance. Each unit of the Offering will consist of one common share of the Company and two common share purchase warrants of the Company, respectively an A Warrant and a B Warrant. Each A Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of one year after the closing date of the Offering and each B Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of two years after the closing date of the Offering.

On March 25, 2010 the Company announced a clarification of the announced amendment of March 24, 2010 regarding the reduction in exercise price of 9,000,000 A Warrants and 9,000,000 B Warrants issued pursuant to a private placement announced April 17, 2009 and debt settlements carried out in July of 2009. The announced reduction of the exercise price of the A Warrants and B Warrants was such that the exercise price of all A Warrants was reduced from $0.05 per share to $0.03 per share and the exercise price of all B Warrants was reduced from $0.10 per share to $0.03 per share. All expiry dates for such A Warrants and B Warrants remain unchanged. The affected A Warrants and B Warrants are:

On August 20, 2009 a total of 12,000,000 warrants were issued in the first tranche of the private placement (6,000,000 each of A and B Warrants) with such A Warrants to expire August 20, 2010 and B Warrants to expire August 20, 2011.

On October 16, 2009 a total of 2,000,000 warrants were issued in the second tranche of the private placement (1,000,000 each of A and B Warrants) with such A Warrants to expire on October 16, 2010 and B Warrants to expire on October 16, 2011.

On July 23, 2009 a total of 4,000,000 warrants (2,000,000 each of A and B Warrants) were issued pursuant to the debt settlement agreements with such A Warrants to expire on July 23, 2010 and B Warrants to expire on July 23, 2011.