Form 20-F
period 2010-12-31
BALATON POWER INC
filed 2011-06-23
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2010

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
Email: boxbal@shaw.ca
Telephone: (604) 533-5075, Toll Free: 1 (877) 559-5988, Facsimile: (604) 533-5065
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

Number of outstanding shares of the Company's only class of capital or common stock as at December 31, 2010 was 123,941,070 common shares without par value.

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

YES      [X]                                              NO     [ ]

Indicate by check mark whether Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES      [ ]                                              NO     [ ]

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

YES      [ ]                                              NO     [ ]     N/A

Glossary
Term	Definition
Annual Report	This Form 20-F annual report of the Company for the year ended December 31, 2010
Balaton or the Company	Balaton Power Inc.
Balco	Bharat Aluminium Co.
Bayer Process	A method of producing alumina from bauxite by heating it in a sodium hydroxide solution
BRIMAC	Balaton Remote Integrated Monitoring and Control System
BSA	Balaton Power Corporation S.A.
CDN GAAP	Generally accepted accounting principles in Canada
CFC	Controlled foreign corporation
CIMM	Canadian Institute of Mining and Metallurgy
Code	Internal Revenue Code
Committee	Board of directors of the Company who will be Plan administrators
COMPL	Continental Orissa Mining Private Limited
Continental	Continental Resources Ltd., a company incorporated under the laws of Québec
CRA	Canada Revenue Agency
CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company
EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals
Essar	Essar Aluminium Orissa Limited, an Indian resource development corporation
Essar Agreement	Agreement between CRL and Essar dated May 8, 2007
Exchange Act	Securities Exchange Act of 1934, as amended (United States)
FERC	United States Federal Energy Regulatory Commission
Gandhamardan Project	The Company's mineral project, situated in the Gandhamardan Hills, Duragali, State of Orissa, India

Term	Definition
GSI	Geological Survey of India
ICA	Investment Canada Act
Investor	A person who acquires one or more Common Shares of the Company
IRS	United States Internal Revenue Service
ISO Options	Incentive stock options
JAL	JAL Exploration Inc., a British Columbia company
Joint Venture Agreement	The joint venture agreement between Continental and OMC dated April 18, 1997
MECL	Mineral Exploration Corp. Ltd., an Indian company
NQSO Options	Non-qualified stock options
ODM	Orissa Directorate of Mines
OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation
Option Plan	The Company's 2010 incentive stock option plan
Option Agreement	The Company's option agreement with JAL for the Voisey's Bay West Property dated March 4, 2011
Options Right Agreement	The Company's purchase of options right agreement with JAL for the Voisey's Bay West Property dated July 27, 2010, as amended March 3, 2011
Permit	The mining permit issued in the name of OMC for over 285 hectares named Block 7 of the Gandhamardan Project
Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, and a major shareholder of the Company
PFIC	Passive foreign investment companies
Pisces Process	Fish protective water inlet device
Proposed Revised Joint Venture Agreement	The Proposed Revised Joint Venture Agreement is between CRL and OMC
QEF	Qualified electing fund
SEC	United States Securities and Exchange Commission

Term	Definition
System	Low-impact run-of-the-river hydroelectric power production system
Tax Act	Income Tax Act (Canada)
Technical Report

A report prepared by E.A. Gallo, P. Geo, titled "Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India", dated April 8, 2003 and amended January 19, 2007, and February 9, 2007

Treaty	Canada-United States Income Tax Convention, 1980
US GAAP	Generally accepted accounting principles in the United States of America
U.S. Securities Act	Securities Act of 1933, as amended (United States)
VISA	VISA International Ltd., an Indian Company
Voisey's Bay West Property	The Company's mineral exploration project, situated on the east coast of north Labrador, Canada

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

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.          Selected Financial Data

The following selected financial data is derived from and should be read in conjunction with the audited financial statements of the Company for the last five fiscal years ended December 31, 2010, as well as the sections of this Annual Report entitled "Information on the Company" and "Operating and Financial Review and Prospectus". The financial statements are presented in United States dollars and have been prepared in accordance with US GAAP. Note 2 to the financial statements provides a summary of the material differences between CDN GAAP and US GAAP as they relate to the Company's financial statements included herein.
(US$)	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Balance Sheet Data
Total assets (CDN GAAP)	$ 436,198	$ 44,904	$ 31,906	$ 144,076	$ 230,254
Total assets (US GAAP)	436,198	44,904	31,906	144,076	230,254
Total liabilities	666,584	679,580	843,795	699,017	1,039,037
Share capital	6,024,026	5,679,967	5,537,404	5,537,404	4,958,884
Retained earnings (deficit) (CDN GAAP)	(9,268,874)	(8,826,957)	(8,601,003)	(8,344,055)	(7,196,173)
Retained earnings (deficit) (US GAAP)	(9,268,874)	(8,826,957)	(8,601,003)	(8,344,055)	(7,196,173)
Period End Balances (as at)
Working capital (deficit)	(599,690)	(663,582)	(840,795)	(552,335)	(1,009,959)
Resource properties	369,304	-0-	-0-	-0-	-0-
Shareholders' equity	(230,386)	(634,676)	(811,889)	(554,941)	(808,783)
Statement of Operations Data
Revenue	$ -	$ -	$ -	$ -	$ -
Production costs	-	-	-	-	-
Write-down of resource properties	-	-	75,000	126,176	-
General and administrative expenses	148,400	86,958	98,680	449,488	476,028
Consulting fees and commissions	11,487	50,500	-	435,000	425,124
Professional fees	196,497	124,512	83,268	137,218	173,769
Interest expense	(7,276)	-	-	-	-

(US$)	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Stock Base Compensation Write down of loan receivable	78,257 -	34,997 -	-	48,700	-
Oil income	-	-	-	-	5,793
Interest income	-	-	-	-	1,366
Oil expense	-	-	-	-	6,587
Income (loss) (US GAAP)	(441,917)	(255,954)	(256,948)	(1,147,882)	(1,074,349)
Loss per common share (CDN GAAP)[1]	(0)	(0.00)	(0.00)	(0.01)	(0.01)
Loss per common share (US GAAP)[1]	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)
Number of outstanding shares	123,941,070	95,726,070	83,453,737	83,453,737	76,025,117

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

The Company has no history of earnings and is subject to the risks inherent in a start-up company. The Company has no operating history, no revenues and is subject to all the risks inherent in a start-up business enterprise including lack of cash flow and no source of revenue. The Company has incurred losses since its inception, does not currently generate any revenue from the sale of its products and will require significant additional capital to place any of its projects into production.

The Company will require additional funding to continue operations. Historically, the Company has funded its operations through the sale of equity capital and will require additional funding to continue operations. The Company has had and will continue to have capital requirements in excess of its currently available resources and may not be able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance both its operations and those of its wholly-owned subsidiary, CRL. Specifically, the Company is dependent on the proceeds of future financing to finance exploration and future development of the Gandhamardan Project and the Voisey's Bay West Project. To the extent that any such financing involves the sale of equity capital, the interests of the Company's then existing shareholders could be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

Very few mineral properties are ultimately developed into producing mines. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures will be required for the Company to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that the Company will discover minerals in sufficient quantities to justify commercial operations or that the Company can obtain the funds required for development on a timely basis. The economics of developing precious and base metal mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection

The loss of any directors or officers would adversely affect the Company. Although none of our directors or officers has any significant technical training or experience in resource exploration or mining, the loss of any directors or officers would adversely affect the results of the Company. The Company is wholly dependent at present upon the personal efforts and abilities of its officers and directors, who exercise control over the day-to-day affairs of the Company. The loss of any director or officer could have an adverse effect on the Company.

The directors and officers of the Company rely on the opinions of consulting geologists that it retains from time to time for specific projects. As a result of management's lack of formal training in resource exploration, there maybe a higher risk of our being unable to complete our business plan.

The issuance of additional shares would dilute the interests of existing shareholders. The Company is authorized to issue an unlimited number of common shares. On December 31, 2010, the Company had 123,941,070 common shares issued and outstanding. The Board of Directors has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company from its authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

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

Exploration and development of natural resources involves a high degree of risk. The Company is required to obtain the approval from the State of Orissa for the agreement with OMC (which has been superseded and replaced with a further Proposed Revised Joint Venture Agreement between CRL and OMC) before it will have the opportunity for exploration and future development of the Gandhamardan Project. Also, the Company will, among other things, be required to obtain various approvals from the government of Newfoundland and Labrador and the Nunatsiavut Government for exploration and future development of the Voisey's Bay West Project. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at any of the Company's projects. In addition, as mineral projects near completion, proper permitting and environmental review may be required.

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

Commodity prices fluctuate and are affected by factors beyond the Company's control. The Company's revenues, if any, are expected to be in large part derived from future resource efforts including those of CRL's projects and the Voisey's Bay West Project. Commodity prices fluctuate and are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to extractive developments and improved extractive production methods. The effect of these factors on the price of bauxite, and therefore the economic viability of the Company's exploration projects, cannot be accurately predicted.

The Company operates in a highly competitive industry. The resource industry is intensely competitive in all of its phases with numerous companies seeking to explore and develop resource properties. The Company competes with many companies larger than it and possessing greater financial resources and technical facilities. Competition could adversely affect CRL's ability to explore and develop the Gandhamardan Project and the Company's ability to explore and develop the Voisey's Bay West Project.

The Company has and may enter into option and joint venture agreements, which will reduce its interests in its projects. The Company has entered into the Option Agreement with JAL relating to the Voisey's Bay West Project and the Company is subject to various terms and conditions in order to earn any interest in this project. There is no assurance that the Company will be able to meet the terms and conditions of the Option Agreement in order to earn and interest in the Voisey's Bay West Project.

With regard to the Gandhamardan Project, in order to conserve financial resources, the Company's efforts are focused on its subsidiary CRL, which intends to enter into option, joint venture, or development agreements to form a consortium to finance the exploration and possible development of this project following obtaining approval from the State Government of Orissa for the Proposed Revised Joint Venture Agreement between OMC and CRL. There is no assurance that OMC or the Government of Orissa will approve CRL's agreement with any such third party. When such agreements are entered into, CRL's current interest in the Gandhamardan Project will be reduced and CRL will share with others in the development of the Project. Though CRL currently has entered into such an agreement with VISA, there is no assurance that such a consortium will continue or that it, or any additional consortiums, will be formed on terms favourable to CRL or that the development of the Gandhamardan Project will proceed.

The Company cannot guarantee title to its assets. While the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, such opinions cannot be viewed as a guarantee of title. Title may be affected by unregistered interests and claims to title, which could adversely affect the Company's ability to develop its properties.

The Company has inadequate working capital. It will be necessary for the Company and/or CRL to raise additional funds this year to move forward on the Gandhamardan Project and the Voisey's Bay West Project. The Company and/or CRL may be required to raise funds through private placements or public offerings of treasury shares, through debt financing, if available, or sale of a portion of its interest in its projects. If the Company is not successful in raising further funds, it may not be able to further the development of its projects.

The Company is subject to Indian government regulations. CRL is subject to all governmental regulations in India regarding the development of the Gandhamardan Project. The level of regulation by the government in India relating to the project could affect the Company's ability to obtain partners or consortium members for the development of the Gandhamardan Project.

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

The Company is subject to government policies in Canada. Activities conducted by the Company in Newfoundland and Labrador are subject to regulation by federal, provincial and aboriginal governments. All such controls and regulations are subject to change from time to time. Any change in government regulation or the economic and political stability could have a material adverse effect on the business of the Company and could impact investments in the Company's common shares.

Currency exchange rate fluctuations and higher inflation may adversely impact the Company's future operating results and financial condition. The exchange rate between the Indian Rupee and the U.S. dollar has changed substantially in the last two decades and could fluctuate substantially in the future. On an annual average basis, the Indian Rupee declined against the U.S. dollar from 1980 to 2002. Beginning in May 2002, the Indian Rupee began appreciating relative to the U.S. dollar. On December 31, 2010 the U.S. dollar equalled 44.7223 Indian Rupees. Because some the Company's assets may be held in Indian Rupees, devaluation or depreciation of the value of the Indian Rupee will adversely affect the value of these assets in foreign currency terms. In addition, the Company's market valuation could be materially adversely affected by the devaluation of the Indian Rupee if U.S. investors analyze the Company's value and performance based on the U.S. dollar equivalent of the Company's financial condition and operating results. The Company expects that a substantial portion of its expenses, including personnel costs, may be denominated in Indian Rupees. As such, any appreciation of the Indian Rupee against the U.S. dollar would reduce the cost advantage derived from the Company's Indian Rupee-denominated expenses and would likely adversely affect the Company's financial condition and results of operations. In addition, an increase in inflation would adversely affect world economies generally, which would adversely affect the Company's business.

The Company is subject to risks of operating in India. A large part of the Company's assets and business operations could be located in India when the Joint Venture Agreement with OMC becomes effective. The Company has entered into a consortium agreement with an Indian company, VISA, to develop the Gandhamardan Project subject to the Joint Venture Agreement with OMC becoming effective as well as obtaining all other governmental approvals necessary to develop the Gandhamardan Project. Consequently, the Company's financial performance and the market price of its shares may be affected by social and economic developments in India and the policies of the Government of India, including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls.

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

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company's access to capital or increase its cost of capital. Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and have continued through 2009, 2010 and into 2011, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

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

The trading market for our shares is not always liquid. Although the Company's shares trade on the Over-The-Counter Bulletin Board ("OTC") of the Financial Industry Regulatory Authority, Inc. (FINRA), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares. The Company also cannot assure you that any other market will be established in the future. The price of the Company's common stock may be highly volatile and your liquidity may be adversely affected in the future.

Our common stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. There is limited market activity in the Company's stock and the Company is too small to attract the interest of many brokerage firms and analysts. The Company cannot give any assurance that a broader or more active public trading market for its common stock will develop or be sustained. While the Company is trading on the OTC, our trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTC stocks and certain major brokerage firms restrict their brokers from recommending OTC stocks because they are considered speculative, volatile, thinly traded and the market price of the common stock may not accurately reflect the Company's underlying value. The market price of the Company's common stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of the Company's common stock, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

Our securities may be subject to penny stock and other regulation. The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

The penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

In addition, the Company's stock is subject to British Columbia Instrument 51-509 (Issuers quote in the US Over-The-Counter Markets) ("BCI 51-509"). Among other things, BCI 51-509 places additional disclosure requirements on the Company and also provides for legend requirements on certain share certificates of the Company's stock. The requirements of BCI 51-509 may impose additional restrictions on the liquidity of the Company's stock and shareholder may find it more difficult to sell their shares.

ITEM 4.            INFORMATION ON THE COMPANY

A.          History and Development

The Company's legal and commercial name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) (now the British Columbia Business Corporations Act) under the laws of the Province of British Columbia, Canada, on June 25, 1986.

The Company's head office is located at Suite 206, 20257 54th Avenue, Langley, British Columbia, Canada V3A 3W2, Telephone: (604) 533-5075, Toll Free: 1 (877) 559-5988, Facsimile: (604) 533-5065, Email: boxbal@shaw.ca. The Company's registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.

The Company is a mining exploration and development company currently pursuing mineral projects in both India and Canada. The Company's Indian mineral project is a bauxite deposit in Gandhamardan Hill, Duragali, State of Orissa, India (the "Gandhamardan Project"). The Gandhamardan Project is being developed by the Company's wholly owned subsidiary, Continental Resources (USA) Ltd. ("CRL"). The Company's Canadian mineral project is a nickel and copper exploration property in the Voisey's Bay West area of Labrador (the "Voisey's Bay West Project"). The Voisey's Bay West Project is being developed pursuant to the Option Agreement with JAL Exploration Inc. ("JAL").

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

Over the past eight years, the Company has focussed on establishing a strong working relationship with OMC. The Company and OMC have discussed exploration and possible development of the Gandhamardan Project, although no written agreement has yet been signed as Indian government approval is still pending and no development or exploration has been done on the Project in recent years. Management has held discussions with potential partners to provide financial and technical resources to assist in the exploration and potential development of the Gandhamardan Project and to aid in the formation of the new entity with OMC, as described further below.

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

Prior to the Company becoming involved with the Voisey's Bay West Project, the above referenced efforts of the Company took substantially all of the time of the Company's management over the past three years. When the time comes, the Gandhamardan Project will require financing activities to raise funds to further the Project. During the Company's last three financial years to the date of this filing, the Company has made no principal capital expenditures or divestitures in this project.

On July 27, 2010, Balaton announced that it had entered into an agreement with JAL whereby Balaton purchased the right to enter into a subsequent option agreement to obtain two property options relating to the Voisey's Bay West Project. During the fall of 2010 the Company commenced exploration operations on the Voisey's Bay West Project and completed such operations in December 2010, as required by the agreement with JAL.

On March 7, 2011 the Company announced that it had entered into an Option Agreement with JAL to acquire up to an 80% interest in the Voisey's Bay West Property, subject to a 2% NSR. Further, on June 1, 2011 the Company announced that it had increased its property position at the Voisey's Bay West Project by purchasing an addition mineral licence from JAL. As of the date of this filing, Balaton is working towards the further exploration and development of this project.

B.          Business Overview

The Company's principal business is focussed on the exploration of the Gandhamardan Project located in the State of Orissa in India through CRL and the exploration of the Voisey's Bay West Project.

The Company is currently seeking approval from the Government in the State of Orissa to a Proposed Revised Joint Venture Agreement with OMC relating to the Gandhamardan Project. In September of 2009 the Company reinstated the Consortium Agreement from 2005 that it had entered into with VISA and that relates to the Project.

The Company is currently planning operations for further exploration of the Voisey's Bay West Project.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gandhamardan Project is easily accessed by 4-wheel drive vehicle along a poorly-maintained road up the NW flank of the hill. This road departs from the village of Duragali, at the base of the hill, and winds 4 kms. to the top. Duragali is connected by the paved road to Paikmal, a town with all modern facilities, including power, water, transportation, communication, food, shelter, supplies, services, and labour. Paikmal is connected by a paved road to the State Capital, Bhubaneswar, about 300 kms. to the E, and to port cities along the Bay of Bengal, equidistant to the SE.

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

The Balco feasibility study is not current. It was based upon historical estimates that are too speculative to have economic considerations applied to them, and therefore it does not conform to current NI 43-101 standards. It cannot be relied upon. The economic viability of this project has not yet been determined. Any future development of the Gandhamardan Project will be contingent to the completion of a positive feasibility or other study demonstrating its technical and economic viability.

Historical Resource Calculations

There are no current mineral resources or mineral reserves on the Gandhamardan Project property. The author of the Technical Report has not done sufficient work to reclassify the historical estimates as current mineral resources or mineral reserves, and the public should not rely on the historical estimates.

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

Voisey's Bay West Project

On July 27, 2010, and as amended March 3, 2011, the Company entered into a purchase of options right agreement (the "Options Right Agreement") with JAL, a private British Columbia company, pursuant to which the Company purchased the right (the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options relating to three mineral rights licences comprising 200 claims and approximately 5,000 hectares located on the east coast of north Labrador, Canada (the "Voisey's Bay West Project"). On March 4, 2011, the Company entered into the Option Agreement with JAL and on June 1, 2011, the Company increased its land position at the property as noted below.

Voisey's Bay West Project Agreements

The Right

The Right allowed the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company was to pay the purchase price for the Right by:

  paying $30,000 at the signing of the Options Right Agreement, or by no later than July 27, 2010;

  issuing 3,000,000 common shares of the Company (the "Shares") by July 30, 2010;

  paying $30,000 by August 15, 2010;

  paying $40,000 by August 31, 2010;

  spending no less than $150,000 in exploration expenditures on the Voisey's Bay West Project property by December 31, 2010; and

  causing to be prepared a National Instrument 43-101 compliant technical report for the Voisey's Bay West Project property by January 31, 2011; and

  reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

On March 3, 2011, prior to the activities relating to the Options described below, the Company entered into an amended and restated options right agreement (the "Amended and Restated Options Right Agreement") in order to facilitate the Company's election to exercise the Right in accordance with the original Options Right Agreement.

In the Amended and Restated Options Rights Agreement, among other things:

  item 6 above was amended to require that if the Right was not exercised by the Company, then by March 31, 2011 the Company would be required to cause to be drafted a Technical Report for delivery to JAL; and

  the Right's expiry date was extended from February 28, 2011 to March 4, 2011.

On March 4, 2011 the Company elected to exercise the Right by paying JAL $25,000, as required by the election procedure of the Amended and Restated Options Right Agreement. As a result of this election the Company entered into the Option Agreement with JAL.

The Options

As mentioned above, on March 4, 2011 the Company entered into the Option Agreement with JAL whereby the Company may acquire up to an 80% interest in the Voisey's Bay West Project property, subject to a 2% NSR, in up to two phases. In phase one (the "First Option"), the Company will acquire a 55% interest in the Voisey's Bay West Project property by, among other things:

  issuing to JAL, upon entry into the Option Agreement, 3,000,000 Shares;

  paying JAL a total of US$200,000 by December 31, 2013;

  issuing to JAL an additional 9,000,000 Shares by December 31, 2013;

  spending no less than US$4,000,000 in exploration expenditures on the Voisey's Bay West Project property by December 31, 2013;

  upon notice of exercise of the First Option, but by no later than March 31, 2014, issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company;

  causing a pre-feasibility report pertaining to the Voisey's Bay West Project property to be prepared by June 30, 2014; and

  causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2012.

Upon entry into the Option Agreement, the Company issued JAL 3,000,000 Shares pursuant to item 1 above.

Once the Company has exercised the First Option it may then choose to proceed with phase two (the "Second Option"), whereby the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Voisey's Bay West Project property by, among other things:

  paying JAL a total of US$400,000 by July 31, 2016;

  issuing to JAL an additional 10,000,000 Shares by July 31, 2015;

  upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

  causing a feasibility report pertaining to the Voisey's Bay West Project property to be prepared by December 31, 2016; and

  arranging for a semi-carried financing relating to the further development of the Voisey's Bay West Project property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Voisey's Bay West Project property and immediately form a joint venture with JAL to further explore and develop the Voisey's Bay West Project property.

Additional Licences

On June 1, 2011 the Company announced the acquisition from JAL of an additional mining licence which has increased the Company's land position under option at the Voisey's Bay West Project property from 200 to 388 claims. This acquisition by the Company has increased the total area of the project from approximately 5,000 hectares to approximately 9,700 hectares.

Voisey's Bay West Project Property Description

The Voisey's Bay West Project property adjoins the west side of Vale Inco Newfoundland & Labrador Ltd.'s ("Vale Inco's") property (the "Voisey's Bay discovery property") which was purchased from Diamond Fields Resources Inc. and lies between 13.5 and 20 kilometers west of the main Voisey's Bay discovery. The Voisey's Bay West Project property is contiguous and covers an area of approximately 9700 hectares.

According to the publication entitled "Mineral Commodities of Newfoundland and Labrador - Nickel" available on the Government of Newfoundland and Labrador website, the Voisey's Bay discovery property contains "a total resource of 100 million tones grading 1.94% nickel, 1% copper and 0.11% cobalt" (calculated from INCO estimates 2003). According to the Vale Inco news release dated June 11, 2002, within this deposit is the Ovoid deposit which contains "31 million tones of estimated proven reserves" which can be mined using open pit methods and "holds average grades of 2.9% nickel, 1.69% copper and 0.14% cobalt".

The Voisey's Bay West Project property is in part underlain by layered anorthosite of the Nain Plutonic Suite and has been intruded by NW-trending troctolite dykes. Rocks of troctolite composition (the Reid Brook Troctolite Intrusion) are host to the Ni-Cu-Co mineralization on the adjacent Voisey's Bay discovery property.

Between 1995 and 1997 work programs were conducted on the Voisey's Bay West Project property by Polymet Mining Corp. (formerly Fleck Resources Ltd.) and Emerick Resources Corp. (formerly Geocore Exploration Inc., formerly Anvil Resources Ltd.). This work included airphoto and satellite imagery studies, geological mapping, prospecting, geochemical soil and rock surveys, geophysical surveys consisting of ground magnetometer, VLF-EM, Horizontal Loop EM and airborne Dighem V EM surveys, and shallow diamond drilling.

During 1996, a total of 1,347 meters of diamond drilling were completed in shallow holes on the Property. The highest assay interval was from hole VW-1 which assayed, between 78 and 81.5 feet depth, 1844 ppm copper, 4693 ppm nickel, and 323 ppm cobalt.

The potential for the discovery of Voisey's Bay discovery property style of mineralization exists on the Voisey's Bay West Project property based on the following:

  the presence of compositionally-layered anorthosite and troctolite which underlies significant parts of the Voisey's Bay West Project property;

  untested, coincident magnetic and VLF-EM anomalies and other geophysical targets; and

  highly-anomalous copper-nickel-cobalt geochemistry in hole VW-1.

Location and Accessibility

Project Location
LABRADOR
Voisey's Bay West Property
018719M
017061M
016250M
016248M
VALE INCO NL
Voisey's Bay Ni-Cu-Co Discovery
Mineral Tenure Interest
Balaton Power Inc.
Vale Inco NL Ltd.
Other
0
2.5
5
7.5
10
Km

Mineral Tenure Interest, Voisey's Bay West Property

Access to the Voisey's Bay West Project is from Nain, Labrador by float plane or helicopter, with the property being 40 kilometres from Nain by flight.

2010 Exploration Program

During December 2010 the Company's exploration contractor, Geotech Ltd. ("Geotech") completed an airborne VTEM geophysical survey on the Voisey's Bay West Project property designed to target Nickel-Copper sulfide deposits similar to and along strike from the Voisey's Bay discovery property deposit (the "2010 Survey").

The Company's consultants obtained the raw data of the 2010 Survey from Geotech and in early 2011 and completed a preliminary assessment of the information received. The results of these preliminary assessments were announced by the Company in a news release on March 4, 2011 and indicate that the data received from the 2010 Survey identifies multiple anomalies that warrant further analysis and investigation. As of the date of this Annual Report the Company is planning additional exploration activities on the Voisey's Bay West Project Property.

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

The Company holds 100% of the voting securities of Continental Resources (USA) Ltd. ("CRL").

D.          Property, Plants and Equipment

Gandhamardan Project

For a description of the Gandhamardan Project, see Item 4.B. "Business Overview - Gandhamardan Project."

Voisey's Bay West Project

For a description of the Voisey's Bay West Project, see Item 4.B. "Business Overview - Voisey's Bay West Project."

ITEM 4A.         UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the Company's financial statements for the three years ended December 31, 2010 included elsewhere in this document, the section entitled "Information on the Company" in Item 4 of this document and with the section entitled "Risk Factors" in Item 3 of this document. The financial statements have been prepared in US GAAP, however, Note 2 of the annual financial statements included herein provides a reconciliation to CAN GAAP.

General Discussion

The Company has limited operations. The Company has no producing properties and, consequently, has no current operating income or cash flow from its mineral interests.

Prior to the acquisition of CRL in October 2002, the Company was in the business of constructing, installing and selling "low impact" run-of-the-river hydroelectric power production systems which incorporated a patent pending fish protective water inlet device. Following the acquisition of CRL in October 2002, the Company changed its focus from the Pisces Project to the exploration and development of the Gandhamardan Project and as of July 2010 the Company is also focusing its efforts on the Voisey's Bay West Project. The Company is currently seeking approval from the Government in the State of Orissa to an agreement with OMC relating to the Gandhamardan Project and the Company is currently planning future exploration activities for the Voisey's Bay West Project.

The Company's financial statements accompanying this Annual Report are consolidated with the Company's wholly owned subsidiary, CRL for the years 2010, 2009 and 2008. It is important to note that during the 2004 fiscal year the Company wrote off $1,145,163 and related liabilities of investment in the joint-venture company, COMPL, which was voluntarily dissolved. It is planned that CRL will incorporate another entity to enter into a revised agreement with OMC. As of the date of this filing, the Proposed Revised Joint Venture Agreement has yet to be finalized. The Company anticipates that CRL will enter into such revised agreement with OMC following obtaining the approval of the State Government of Orissa.

A.          Operating Results

Revenues and Expenses

The Company's working capital (deficit) as at December 31, 2010 was ($599,690) compared with a working capital position of ($663,582) as at December 31, 2009. The reduction in the working capital deficit is a result funds being raised through private placements of equity. General and administrative expenses in the period totalled $148,400 (2009 - provided $86,958) and professional fees totalled $196,497 (2009 -$124,512). The increase in general, administrative and professional fees is directly related to management agreements entered into in October 2009 and the acquisition and exploration of the Voisey's Bay west Property. Cash provided by financing activities for the period was $887,950 (2009 - $308,095). The net loss of the Company for the year ended December 31, 2010 was $441,917 or $0.00 per share compared with a net loss of $255,954 or $0.00 per share for the year ended December 31, 2009. Significant components of the current period's loss were expenses related to professional fees of $196,497 (2009-$124,512), legal and accounting plus administration and general costs in the amount of $148,400 (2009 - $86,958), stock-based compensation expenses of $78,257 (2009 - $34,997) and consulting fees and commissions of $11,487 (2009 - $50,500).

No revenues from the Company's operations were reported in 2010 or 2009 and no significant revenues are anticipated in 2011. The Company plans to finance its capital cost requirements by equity financing or joint venture arrangement.

Year Ended December 31, 2010

For the year ended December 31, 2010, the Company had a net loss of $441,917 or $0.00 per share compared to a net loss of $255,954 or $0.00 per share during the corresponding period in 2009. Stock-based compensation expense for this period was $78,257 (2009 - $34,997). General and administrative costs increased to $148,400 from $86,958 in 2009. Of the $148,400 incurred by the Company $84,389 was expended toward the India Gandhamardan Project plus the overall increase in operating costs related to entering into the Options Right Agreement with JAL and subsequent contracts with its exploration contractors for exploration of the Voisey's Bay West Project. Significant components of the increase in general and administration costs were from compensation for officers and directors, totalling $48,000 for 2010 compared to $31,000 resulting from management agreements entered into in October 2009. Consulting fees and commissions in 2010 totalled $11,487 (2009 - $50,500) and professional fees totalled $196,497 (2009 - $124,512).

The Company recorded forgiveness of debt in the amount of $nil for the period (2009 - $182,653), which was related to amounts payable to members of the Company's former management from years prior to 2002. The Company has elected to write-down these amounts payable entirely due to the fact that there have been no claims by the parties related to the amounts owing.

In addition to the normal course expenditures made in 2009, the Company paid a settlement payment of $26,505 to VISA per the Settlement Agreement entered into in September 2009, with the total settlement amount recorded in that period being $111,640. During the period ended December 31, 2010, the Company did not any payments toward the balance owed to Visa during 2010.

The activities with VISA and the Voisey's Bay West Project also led to an increase in professional fees in 2010, due largely to additional legal fees incurred on matters related to consummating agreements and settlements. CRL, the Company's wholly-owned subsidiary, had expenditures in India in 2010 totalling $84,389 compared to expenditures of $43,309 incurred in 2009. Also included in the India expenditures are administrative costs associated with office operations and meetings with government officials.

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

The Company relies on the cooperation of the Government Nunatsiavut and the Government of Newfoundland and Labrador and other governmental agencies for the development of the Voisey's Bay West Project.

Foreign Currency Fluctuations and Inflation

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2010. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to both retain and attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

Plan of Operations

During the year ended December 31, 2010, the Company continued to work on settling agreements related to the development of the Gandhamardan Project through its wholly owned subsidiary CRL. Also during the year ended December 31, 2010, the Company commenced working on the Voisey's Bay West Project.

The Company's plan of operations for the next twelve months is to focus on the Gandhamardan Project and further exploration activities for the Voisey's Bay West Project. The Company's overhead is expected to average $15,000 - $20,000 per month for its operations in India, including travel, professional and administrative costs including the Company's overhead operation in Canada. In addition, the Company is planning additional expenditures at the Voisey's Bay West Project to meet the expenditure requirements under its Option Agreement with JAL.

The Company plans to raise additional working capital for its day-to-day operations, which would include expenditures on both its projects, by way of debt settlements and/or private placements of its common stock. Significant funding will be required for the exploration and development of both of the Company's projects. As of December 31, 2010, the Company had cash of $32,357 and a working capital deficit of $599,690.

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

The Company intends to hire employees and consultants on an as-needed basis. At present, the Company does not expect to hire any employees as it intends to utilize consultants to facilitate any work required.

B.          Liquidity and Capital Resources

As of December 31, 2010 the Company's cash position was $32,357, compared to $12,998 as of December 31, 2009. Preliminary discussions are in progress to raise working capital to meet to maintain normal operations for the next year exclusive of exploration and development expenses relating to the Gandhamardan Project. The Company had assets of $44,904 in 2009 of which $12,998 was in cash and assets of $436,198 of which $32,357 was in cash on December 31, 2010. The increase in assets is directly related to the Company's investment in the Voisey's Bay West Property. Net working capital for the year ended December 31, 2010 was ($599,690), compared with ($663,582) for 2009.

The Company is not able to meet its financial commitments as they become due. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company. The Company is dependent on the proceeds of future financings to finance the exploration and potential development of the both its projects and its operations. Further funds will be required to develop the both the Company's projects if they are determined to be economical.

The liabilities of the Company as of December 31, 2009 were $679,580, as compared to $666,584 as of December 31, 2010.

As of December 31, 2010, the Company had an accumulated deficit of $9,268,874, compared to $8,826,957 in 2009. This continued increase in Company's accounted deficit was due to expenditures related to the Company's two projects without offsetting revenues, which resulted in losses totalling $441,917 in 2010, compared with losses totalling $255,954 in 2009 and $256,948 for 2008.

Recent Issuances of Securities

To clarify its initial announcement on March 24, 2010, the Company announced on March 25, 2010 that it intended to undertake a non-brokered private placement of up to 9,000,000 units at the price of $0.02 per unit for an aggregate gross proceeds of $180,000 (the "Offering"). The proceeds of the Offering were to be used for working capital. The completion of the Offering was subject to the execution of definitive documentation with regulatory hold periods from the date of issuance. Each unit of the Offering will consist of one common share of the Company and two common share purchase warrants of the Company, respectively an A Warrant and a B Warrant. Each A Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of one year after the closing date of the Offering and each B Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of two years after the closing date of the Offering.

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

On July 28, 2010 the Company announced that, further to its news releases of March 24 and March 25, 2010, it closed a non-brokered private placement and received gross proceeds of US$180,000 for a total of 9,000,000 units of the Company. Each unit consisted of one common share of the Company and two share purchase warrants (an "A Warrant" and a "B Warrant", respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2011 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2012. A finder's fee was payable on a small portion of the placement.

On July 29, 2010 the Company announced that it intended to undertake a non-brokered private placement of up to 11 million units at the price of $0.03 per unit for an aggregate gross proceeds of $330,000 (the "Offering"). Each unit of the Offering was to consist of one common share of the Company and one common share purchase warrants of the Company. Each warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.04 for a period of one year after the closing date of the Offering. Up to 5.5 million of the unit shares will be designated as flow-through shares (the "Flow Through Shares") for the purposes of the Income Tax Act (Canada), at a price of $0.3 per Flow Through Share. The Company may pay a finder's fee on funds raised from certain subscribers. The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with investors.

On July 29, 2010 the Company is further announced that it arranged a convertible loan in the amount of $90,000 for a term of 24 months. The loan will bear simple interest of 10%, payable upon the earlier of maturity or conversion. Upon prior notice to the Company, the loan is convertible into units of the Company at a deemed price of $0.03 per unit, each unit consisting of one common share and one common share purchase warrant entitling the holder to acquire an additional common shares at $0.04 per share, exercisable for a period expiring one year from the conversion date of the loan.

On August 4, 2010 the Company announced increases to the private placement and convertible loan announced July 29, 2010. The private placement was increased from 11 million unit to 14 million units for aggregate gross proceeds of $420,000 (of which up to 7 million of the unit shares will be designated as flow-through shares for the purposes of the Income Tax Act (Canada)) and the convertible loan was increased from $90,000 to $210,000.

On August 9, 2010 the Company granted its directors a total of 1,100,000 options at an exercise price of US$0.05. The options expire on August 6, 2015.

On October 4, 2010 the Company announced that it closed the first tranche of its non-brokered private placement announced July 29 and August 4, 2010 (proceeds of $343,950 from the sale of 11,465,000 Units). The Company also announced that it had completed the previously announced convertible loan transactions and issued convertible debentures for a total of $240,000 announced the same dates.

As of the date of this filing, the Company had outstanding obligations to issue up to 38,762,500 common shares, an aggregate of 37,162,500 common shares pursuant to share purchase warrants at a price ranging from $0.03 to $0.04, and expiring between July 27, 2011 and July 27, 2012, and an aggregate of 1,600,000 common shares pursuant to stock options at a price ranging from $0.05 to $0.65 per share, and expiring between August 20, 2014 and August 6, 2015. The stock options have all been issued under the Company's share option plans.

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

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 "Asset Retirement Obligations" which establishes standards for asset retirement obligations and associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2010 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

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

C.          Research and Development, Patents and Licenses, etc.

Not applicable.

D.          Trend Information

The Company and the Company's subsidiary, CRL, continue to have capital requirements in excess of their current resources. As the Company and CRL continue to explore and develop the Gandhamardan Project and the Voisey's Bay West Project, they will continue to have increased expenses and corresponding losses. Currently and for the foreseeable future, the Company's only source of working capital is from the sale of its securities.

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

F.          Tabular Disclosure of Contractual Obligations
		Payments due by period

Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years

Related Party Accounts Payable(1)	9,512	9,512	-	-	-

(1)   The accounts payable consists of $9,512 due to companies controlled by a shareholder of the Company with no stated terms.

G.          Safe Harbour

The safe harbour provided in Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Michael Rosa, Director, President and Chief Executive Officer

Michael Rosa, age 76, who resides in Langley, British Columbia, Canada, has served as director of the Company since January 2003. Mr. Rosa is an experienced corporate director and has been involved in natural resource projects and other entrepreneurial activities. Mr. Rosa drilled 17 oil wells in Texas and has been involved in two gold projects (one in Oregon and the other in British Columbia). His resource experience is beneficial in assisting the Company in the development of the Gandhamardan Project and also in evaluating other resource projects that may be presented to the Company. Mr. Rosa is not an officer or director of any other company.

Except in his present capacity with the Company, Mr. Rosa has not within the past five years been an officer and/or director of a public company.

Paul Preston - Director and Chief Financial Officer

Paul Preston, age 77, who resides in Abbotsford, British Columbia, Canada, has served as director and CFO of the Company since April 2009. Mr. Preston is an experienced corporate director and has been an administrator for both public and private companies. He also has experience with property management. Mr. Preston was previously the president of a publically traded mining exploration company and this experience, combined with his administrative experience, is beneficial to the Company. Mr. Preston is also the director of a private company that is involved in the construction industry.

Except in his present capacity with the Company, Mr. Preston has not within the past five years been an officer and/or director of a public company.

Nicole Bouthillier, Director

Nicole Bouthillier, age 60, has been an independent business consultant in Montreal since 2001. Prior to starting her own consulting business she worked for Scotia McLeod as an Investment Executive starting with them in 1987. Ms. Bouthillier became a director of the Company in November 2005.

Except in her present capacity with the Company, Ms. Bouthillier has not within the past five years been an officer and/or director of a public company.

B.          Compensation

On October 1, 2009 the Company entered into management services contracts with Mr. Rosa and Mr. Preston (see "Material Contracts"). Prior to this the Company had no standard arrangement pursuant to which officers are compensated by the Company for their services in their capacity as officers other than the unissued shares reserved for the grant of stock options. Total consideration of $48,000 was paid and accrued to officers of the Company during the Company's financial year ended December 31, 2010, compared with $31,000 payable to directors and/or officers during the Company's financial year ended December 31, 2009. As of the date of this filing, $33,500 of such compensation to the Company's officers and directors remains outstanding.

The Company intends to form a compensation committee when working capital is sufficient to carry on the Company's operations to consider compensation to management, officers and directors.

The Company's shareholders approved at the Annual General Meeting in August 2005 the issuance of options to the Company's officers and directors to purchase 400,000 common shares at $0.25 expiring on August 21, 2010. During 2010, 200,000 of such shares have expired and no options were exercised.

On August 9, 2010, the board of directors approved the issuance of options to the Company's officers and directors to purchase 1,100,000 shares at $0.05 expiring on August 6, 2015.

Summary Compensation Table

During the Company's financial year ended December 31, 2010, the aggregate direct remuneration payable to the Company's directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $48,000. The compensation paid to the Company's directors and officers during the most recently completed financial year is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Michael Rosa President and Chief Executive Officer, Director	2010	30,000	Nil	Nil	Nil	Nil	Nil	Nil
Paul Preston Chief Financial Officer, Director	2010	18,000	Nil	Nil	Nil	Nil	Nil	Nil
Nicole Bouthillier Director	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil

No stock options were exercised during 2010. See "Share Ownership" below for more information on the Company's outstanding stock options.

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

D.          Employees

The Company has no employees other than its officers and directors. The Company has two directors/officers involved in management and administration of the Company, Mr. Michael Rosa and Mr. Paul Preston, both of which have entered into management consulting contracts with the Company (see "Material Contracts").

E.          Share Ownership

Common Shares

Security Holdings of Directors and Officers

Name of Insider	Shares owned or beneficially controlled	Percentage of 129,141,070 outstanding common shares as of the date of this filing
Michael Rosa	438,000(1)	(4)
Paul Preston	423,000(3)	(4)
Nicole Bouthillier	50,000 (2)	(4)
Total:	911,000

  In addition, Mr. Rosa holds 200,000 options with an exercise price of US$0.065 expiring on August 20, 2014 and 400,000 options with an exercise price of US$0.05 expiring on August 6, 2015.

  In addition, Ms. Bouthillier holds 100,000 options with an exercise price of US$0.065 expiring on August 20, 2014 and 300,000 options with an exercise price of US$0.05 expiring on August 6, 2015.

  In addition, Mr. Preston holds 200,000 options with an exercise price of US$0.065 expiring on August 20, 2014 and 400,000 options with an exercise price of US$0.05 expiring on August 6, 2015.

  Less than 1%.

Options:

The following chart details all outstanding options as of the date of this filing:

Under the 2010 Stock Option Plan
Name of Officer/Director	Amount of Securities	Exercise Price	Expiration Date For Options	Percentage of Total Options Issued
Michael Rosa	200,000	US$0.065	August 20, 2014	37.5
	400,000	US$0.05	August 6, 2015
Nicole Bouthillier	100,000	US$0.065	August 20, 2014
	300,000	US$0.05	August 6, 2015
Paul Preston	200,000	US$0.065	August 20, 2014	25.0 37.5
	400,000	US$0.05	August 6, 2015
Total	1,600,000		-	100.00

Stock Option Plans and Long-Term Incentive Plan Awards

At the Company's annual general meeting held on December 22, 2010, the Company adopted a new stock option plan (the "Option Plan") to replace its 2004 Stock Option Plan. The Company has not in the past adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein. However, the Company has granted incentive stock options on an individual basis to provide compensation for performance.

2010 Stock Option Plan

In 2004 the shareholders of the Company approved the adoption of the 2004 stock option plan (the "2004 Plan"). The 2004 Plan was a fixed plan in which 3,000,000 Common Shares were reserved for issuance.

Considering that the Company may pursue a listing on a Canadian stock exchange and that the policies of such exchange will likely require all of its listed companies to have a stock option plan if the Company intends to grant options; and, in order to increase the flexibility of the Company to provide incentives to directors, officers, employees, management and others who provide services to the Company, the Board approved a new rolling share option plan (the "Option Plan") on November 1, 2010 to replace the Existing Plan. The Option Plan requires shareholder approval for continuation at every annual meeting of the Company by ordinary resolution and was approved for adoption at the Company's 2010 AGM held in December 2010.

The Option Plan, is a rolling plan, and a maximum of ten percent (10%) of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding under the New Plan, are reserved for options to be granted at the discretion of the Board to eligible optionees (an "Optionee").  When the Option plan was approved at the 2010 AGM, all outstanding options under the 2004 Plan were rolled into and deemed granted under the Option Plan.

The Option Plan is subject to the following restrictions:

(a)       The Company must not grant an option to any one director, employee, consultant, or consultant company (the "Service Provider") in any twelve (12) month period that exceeds five percent (5%) of the outstanding shares, unless the Company has obtained by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders' meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates ("Disinterested Shareholder Approval");

(b)       The aggregate number of options granted to a Service Provider conducting Investor Relations Activities in any twelve (12) month period must not exceed two percent (2%) of the outstanding shares calculated at the date of the grant, if applicable, without the prior consent of the stock exchange the Company is listed on;

(c)       The Company must not grant an option to a Consultant in any twelve (12) month period that exceeds two percent (2%) of the outstanding shares calculated at the date of the grant of the option;

(d)       The aggregate number of Common Shares reserved for issuance under options granted to insiders must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

(e)       The number of optioned shares issued to insiders in any twelve (12) month period must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

(f)       The exercise price of an option previously granted to an insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

Material Terms of the New Plan

The following is a summary of the material terms of the Option Plan:

(a)       Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Option Plan;

(b)       Options granted under the Option Plan are non-assignable and non-transferable and are issuable for a period of up to ten (10) years;

(c)       For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)       an Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)       if an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)       in the case of an Optionee being dismissed from employment or service for cause, such Optionee's options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)       the exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in the Option Plan);

(h)       vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and

(i)       The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Option Plan with respect to all Option Plan shares in respect of options which have not yet been granted under the Option Plan.

The Board has determined that, in order to reasonably protect the rights of participants, as a matter of administration, it is necessary to clarify when amendments to the Option Plan may be made by the Board without shareholder approval. At the 2010 AGM shareholders of the Company approved that the Board may, without shareholder approval:

(a)       amend the Option Plan to correct typographical, grammatical or clerical errors;

(b)       change the vesting provisions of an option granted under the Option Plan, subject to prior written approval of whatever stock exchange the Company may be listed on, if applicable;

(c)       change the termination provision of an option granted under the Option Plan if it does not entail an extension beyond the original expiry date of such option;

(d)       make such amendments to the Option Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(e)       if applicable, make such amendments as may otherwise be permitted by the policies of whatever stock exchange the Company is listed on;

(f)       if the Company becomes listed or quoted on a stock exchange or stock market senior to whatever stock exchange the Company is currently listed on, make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(g)       amend the Option Plan to reduce the benefits that may be granted to Service Providers.

The Committee

The Option Plan provides for the granting by a committee of the Board of Directors of the Company (the "Committee") who will be Option Plan administrators of Options to directors, officers, employees and consultants of the Company. The Committee administers and interprets the Option Plan and has authority to grant Options to all eligible persons.

Stock Subject To The Option Plan

The total number of common shares allotted and reserved for issuance under the Option Plan is a maximum of ten percent (10%) of the issued and outstanding Common Shares of the Company at the time of the grant of common share purchase options. At the time of this filing, a total of 12,914,107 common shares were available for option grants pursuant to the Option Plan. Such common shares will be reserved for Options to be granted at the discretion of the Committee. Options to purchase an aggregate of 1,600,000 common shares, representing 1.24% of the issued and outstanding capital as of the date hereof, have been granted under the Option Plan and are outstanding as of the date of this filing, leaving a balance of 11,314,107 available for further grants.

On August 6, 2010, the board of directors approved the issuance of options to the Company's officers and directors to purchase 1,100,000 shares at $0.05 expiring on August 6, 2015.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Perial Ltd. holds 25,000,000 common shares or 19.37% of all issued and outstanding shares as of the date of this filing. There are currently no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. As of the date of this filing, the total number of common shares held by US residents is 40,678,499, or 31.5% of all issued and outstanding common shares of the Company, with such shares being held by 119 record holders. As of the date of this filing, the total number of common shares held by Canadian residents is 88,296,229, or 68.37% of all issued and outstanding common shares of the Company, with such shares being held by 258 record holders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class as of the date of this filing
Perial Ltd. 191 Eglinton Avenue East Suite 302 Toronto, Ontario Canada M4P 1K1	25,000,000	Shareholder	19.37%

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

  At December 31, 2010, the Company had outstanding payables to related parties for services rendered totalling $9,512 and for 2009, $323,018.

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

On March 29, 2004, an action was brought by Roderick Christie against the Company in the Supreme Court of British Columbia. The Statement of Claim alleged that Christie acquired 260,000 shares of the Company from Balaton Power Corporation S.A. and that the Company had an obligation to transfer these shares to Mr. Christie, despite the Company refusing to do so. Mr. Christie sought $260,000 in damages or 260,000 common shares in the Company plus that amount of Canadian currency that was equal to the difference between the price at which the shares are trading at the time of delivery and $1.00. On October 7, 2009, the Company and Mr. Christie entered into a settlement agreement and release whereby the Company paid Mr. Christie the sum of $12,000 for full settlement and release of the action.

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

On May 10, 2010, the Commission issued a cease trade order against the Company relating to the Company's failure to file continuous disclosure prescribed by securities law (the "2010 CTO"). On July 8, 2010, upon filing of the required records by the Company, the British Columbia Securities Commission (the "Commission") granted a full revocation of the 2010 CTO.

On May 10, 2011 the Commission issued a cease trade order against the Company relating to the Company's failure to file continuous disclosure prescribed by securities law (the "2011 CTO"). As of the date of this filing, the Company is endeavouring to file such required continuous disclosure to obtain a revocation of the 2011 CTO from the Commission.

Except as otherwise mentioned above, the Company met its obligations in each of the above mentioned settlements in a timely manner.

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B.          Significant Changes

None.

ITEM 9.            THE OFFER AND LISTING

A.          Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows in U.S. Dollars:

	2010	2009	2008	2007	2006
High (U.S. $)	$0.105	$0.22	$0.23	$0.50	$0.50
Low (U.S. $)	$0.031	$0.01	$0.01	$0.16	$0.20

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows

	2010				2009
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High (U.S. $)	$0.09	$0.049	$0.095	$0.105	$0.08	$0.06	$0.12	$0.22
Low (U.S. $)	$0.031	$0.035	$0.034	$0.0316	$0.01	$0.03	$0.04	$0.05

For the most recent six months, the high and low market prices for each month for the Company's common stock were as follows:

	May 11	April 11	Mar 11	Feb 11	Jan 11	Dec 10
High (U.S. $)	$0.079	$0.08	$0.105	$0.089	$0.079	$0.055
Low (U.S. $)	$0.051	$0.063	$0.06	$0.05	$0.045	$0.0316

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

Purchase of Options Right Agreement dated July 27, 2010 and amended March 3, 2011

On July 27, 2010, the Company and JAL entered into a purchase of rights option agreement (the "Options Right Agreement") with JAL pursuant to which the Company purchased the right (the "Right") to enter into an option agreement with JAL and obtain two property options relating to three mineral rights licences comprising 200 claims and approximately 5,000 hectares comprising the Voisey's Bay West Project. On March 4, 2011 the parties entered into an amended and restated purchase of rights option agreement to amend the Options Rights Agreement (the "Amended and Restated Purchase of Options Right Agreement").

Option Agreement dated March 4, 2011

On March 4, 2011 the Company elected to exercise the Right as provided under the Options Right Agreement, as amended, made the required payment to JAL and entered into an option agreement (the "Option Agreement") with JAL pursuant to which the Company can acquire up two property options to an undivided an 80% interest in the Voisey's Bay West Project.

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

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010, pursuant to Rule 13a-15(b) promulgated under the Exchange Act. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Our management's report is not subject to attestation by the Company's registered public accounting firm.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ending December 31, 2010	Year ending December 31, 2009
Audit fees	$32,161	$22,474
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees billed	$32,161	$22,474

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

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.        CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.        CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company's audited financial statements for the years ended December 31, 2010, 2009 and 2008, including the following:

  Report of Independent Registered Public Accounting Firm.

  Consolidated Balance Sheets as at December 31, 2010 and December 31, 2009.

  Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008.

  Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008.

  Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2010, 2009 and 2008.

  Notes to the Consolidated Financial Statements.

ITEM 18.          FINANCIAL STATEMENTS

Not applicable.

ITEM 19.          EXHIBITS

The following financial statements, related schedules and exhibits are included in this Annual Report:
Exhibit Number	Description of Exhibit
4.1	Stock Exchange Agreement dated September 30, 2002 between Balaton Power Inc. and Perial Ltd.(1)
4.2	Stock Option Plan dated for reference November 1, 2010(3)
4.3	Settlement and Mutual Release Agreement dated September 23, 2009 between Continental Resources (USA) Ltd. and VISA International Ltd. (2)
4.4	Purchase of Options Right Agreement dated July 27, 2010, as amended and restated March 3, 2011, between Balaton Power Inc. and JAL Exploration Inc. (3)
4.5	Option Agreement dated March 4, 2011 between Balaton Power Inc. and JAL Exploration Inc. (3)
4.6	Management Services Agreement dated effective October 1, 2009 between Balaton Power Inc. and Michael Rosa(2)
4.7	Management Services Agreement dated effective October 1, 2009 between Balaton Power Inc. and Paul Preston(2)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)

(1)   Filed as an exhibit to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (SEC File No. 000-32255) filed on July 15, 2004, and incorporated by reference herein.

(2)   Filed as an exhibit to the Company's annual Report on Form 20-F for the fiscal year ended December 31, 2009 (SEC File No. 000-32255) filed on June 28, 2010, and incorporated by reference herein.

(3)   Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BALATON POWER INC.

/s/ Paul Preston
Paul Preston
Chief Financial Officer

DATED: June 22, 2011

BALATON POWER INC.

Consolidated Financial Statements
(Expressed in US Dollars)

December 31, 2010 and 2009

Balaton Power Inc.
Consolidated Financial Statements
(Expressed in US Dollars)
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Balaton Power, Inc.
Langley, British Columbia, Canada

We have audited the accompanying consolidated balance sheets of Balaton Power, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. Balaton Power Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Balaton Power, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has no revenues from operations and has substantial accumulated deficit and working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The 2010 and 2009 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Killman, Murrell & Company, P.C.
Killman, Murrell & Company, P.C.
Odessa, Texas
June 22, 2011

Balaton Power Inc.
Consolidated Balance Sheets
December 31, 2010 and 2009
(Expressed in US Dollars)

	2010	2009
ASSETS
Current	$32,357	$12,998
Cash	34,537	3,000
Accounts receivable
	66,894	15,998
Total current assets

Voisey's Bay property	369,304	-
Advances to related party	-	28,906

Total assets	$436,198	$44,904

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current
Accounts payable and accrued liabilities	$417,072	$356,562
Accounts payable - related parties	9,512	323,018

Total current liabilities	426,584	679,580
Convertible debentures payable	240,000	-

Total current liabilities	666,584	679,580

STOCKHOLDERS' DEFICIT

Common stock, no par value, unlimited shares authorized, 123,941,070 and 95,726,070 shares issued and outstanding, respectively	6,024,026	5,679,967
Additional paid in capital	3,014,462	2,512,314
Accumulated deficit	(9,268,874)	(8,826,957)

Total stockholders' deficit	(230,386)	(634,676)

Total liabilities and stockholders' deficit	$436,198	$ 44,904

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board

Director "Paul Preston"	Director "Michael Rosa"

"Signed"	"Signed"

Balaton Power Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

	2010	2009	2008

Revenue	$ -	$ -	$ -

Expenses
Professional fees	196,497	124,512	83,268
Administration and general	148,400	86,958	98,680
Stock based compensation	78,257	34,997	-
Consulting fees	11,487	50,500	-
Lawsuit settlement	-	111,640	-
Writedown of resource property	-	-	75,000

Total expenses	434,641	408,607	256,948

Other income (expense)
Interest expense	(7,276)	-	-
Forgiveness of debt	-	182,653	-

Net loss	$(441,917)	$(225,954)	$(256,948)

Loss per common share - Basic and diluted	$0.00	$0.00	$0.00

Weighted average number of common shares outstanding	107,322,737	87,817,209	83,453,737

The accompanying notes are an integral part of these consolidated financial statements

Balaton Power Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

	2010	2009	2008

Operating activities
Net loss	$(441,917)	$(225,954)	$(256,948)
Adjustment to reconcile net loss to net cash used in operations
Stock based compensation	76,757	34,997	-
Stock issued for finder's fee	1,500	-	-
Write down of investment	-	-	75,000
Forgiveness of debt	-	(182,653)	-
Changes in operating assets and liabilities			-
Accounts receivable	(31,537)	-	(3,000)
Accounts receivable - related parties	28,906	-	-
Accounts payable	60,510	163,104	146,215
Accounts payable related parties	(313,506)	(84,591)	(33,893)

Cash used in operating activities	(619,287)	(295,097)	(72,626)

Investing activities
Voisey's Bay investment	(249,304)	-	-

Cash used in investing activities	(249,304)	-	-

Financing activities
Cash overdraft	-	(75)	75
Loan payable related party	-	-	32,381
Convertible debentures borrowings	240,000	-	-
Common stock sold	512,950	210,000	-
Warrants exercised	135,000	98,170	-

	887,950	308,095	32,456

Net increase (decrease in cash)	19,359	12,998	(40,170)
Cash, beginning of year	12,998	-	40,170

Cash, end of year	$32,357	$12,998	$ -

Supplemental Cash Flow Disclosure
Cash paid during the period for:
Interest	$1,161	$ -	$ -
Income Taxes	$ -	$ -	$ -
Non-Cash Investing and Financing Activities
Acquisition of Voisey's Bay option right	$(120,000)	$ -	$ -
Common stock issued as part of purchase price of Voisey's Bay option right	120,000	-	-
Debt settlement	-	(60,000)	-
Common stock issued in settlement of debt	-	8,105	-
Warrants issued in settlement of debt	-	51,895	-

	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements

Balaton Power Inc.
Consolidated Statements of Stockholders' Deficit
For the Years Ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

	Common Shares		Paid In	Accumulated
	Number	No Par Value	Capital	(Deficit)	Total

Balance as of December 31, 2007	83,453,737	$5,537,404	$2,251,710	$(8,344,055)	$(554,941)
Net loss for the year ended December 31, 2008	-	-	-	(256,948)	(256,948)

Balance as of December 31, 2008	83,453,737	5,537,404	2,251,710	(8,601,003)	(811,889)

Share units issued in private placements	7,000,000	36,288	173,712	-	210,000
Shares issued in settlement of debt	2,000,000	8,105	51,895	-	60,000
Shares issued in exercise of warrants	3,272,333	98,170	-	-	98,170
Share based compensation	-	-	34,997	-	34,997
Net loss for the year ended December 31, 2009	-	-	-	(225,954)	(225,954)

Balance as of December 31, 2009	95,726,070	5,679,967	2,512,314	(8,826,957)	(634,676)

Share units issued in private placements for cash (net of finder's fee)	20,665,000	88,593	424,357	-	512,950
Shares issued per Voisey's Bay Option Right	3,000,000	120,000	-	-	120,000
Shares issued in exercise of warrants	4,500,000	135,000	-	-	135,000
Share based compensation	-	-	76,757	-	76,757
Shares issued for finder's fee	50,000	466	1,034	-	1,500
Net loss for the period Ended December 31, 2010	-	-	-	(441,917)	(441,917)

Balance as of December 31, 2010	123,941,070	$6,024,026	$3,014,462	$(9,268,874)	$(230,386)

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

1.           Incorporation and nature of operations

Balaton Power, Inc. ("Balaton" or the "Company") was incorporated under the British Columbia Business Corporation Act included in the laws of the Province of British Columbia on June 25, 1986. On October 31, 2002, Continental Resources (USA) LTD. ("CRL") became a wholly-owned subsidiary of Balaton. CRL was originally incorporated in July of 1997 under the laws of the State of Delaware, USA and was reincorporated in July of 2004 under the laws of the state Nevada, USA.

The Company's principal business is focused on the exploration of a bauxite deposit in the State of Orissa in India and the exploration of a nickel mine in the Voisey's Bay property in northern Labrador, Canada. The Company is currently seeking approval from the State of Orrisa Government for a joint venture agreement relating to the bauxite deposit.

2.           Basis of presentation and going concern uncertainty

The accompanying consolidated financial statements include the accounts of Balaton and CRL (collectively the "Company"). All inter-company balances and transactions have been eliminated in consolidation.

The Company has prepared its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America since 2009. Prior to 2009, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. Had the financial statements been presented in Canadian GAAP for the year ended December 31, 2009, there would have been a decrease in additional paid-in capital and an increase in common stock of $364,538 for the exercise of the 3,272,333 warrants. There were no accounting differences for the year ended December 31, 2010.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, and the ability of the Company to raise alternative financing, if necessary, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Management's plans include attempting to raise funds from the public through the sale of equity capital for both operations and future exploration and development of its mining activities. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009 (Expressed in US Dollars)

3.          Significant accounting policies (continued)

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

Stock-based compensation

The Company records stock-based compensation in accordance with ASC 718 "Compensation-Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based awards made to employees and directors, including stock options.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model as its method of determining fair value. The model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the statement of operations over the requisite service period.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. Due to the Company's net loss for the years ended December 31, 2010, 2009, and 2008, the dilutive effect of stock options, stock warrants, and convertible debt was not included in the computation of earnings per share, as their inclusion would have been anti-dilutive.

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

3.          Significant accounting policies (continued)

Foreign currency translation

The Company uses the United States Dollar as its functional currency. The Company accounts for foreign currency transactions in accordance with ASC 830, "Foreign Currency Matters" (ASC 830). Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at the historical rates in effect when the assets were acquired or obligations incurred. Transactions occurring during the period are translated at rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in operations.

Fair value of financial instruments

ASC 820 "Fair Value Measurements and Disclosures" requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

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

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Pursuant to ASC 820, the fair value of our cash and cash equivalents is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

3.          Significant accounting policies (continued)

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

Income taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, "Income Taxes". The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilties are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Reclassification

Certain accounts in prior-year financials have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements

4.          Common stock

On July 27, 2010, the Company entered into an agreement (the "Purchase of Options Right Agreement") with JAL Exploration Inc. (JAL) pursuant to which the Company has purchased the right ( the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options (the "Options") relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as Voisey's Bay West Property (the "Property"). Under the terms of the "Right", the Company issued 3,000,000 common shares to JAL on July 27, 2010. The shares were measured at their fair value at the grant date ($0.04/sh).

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

4.          Common stock (continued)

During 2010, the Company completed a private placement whereby 9,000,000 units were issued at US $0.02 per unit for gross cash proceeds of $179,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until July 27, 2011 and each B Warrant is exercisable to purchase on additional common share of the Company at an exercise price of US $0.03 until July 27, 2012. The fair value of the 9,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

During 2010, the Company completed a private placement whereby 11,465,000 units were issued at US $0.03 per unit for gross cash proceeds of $343,950. Each unit consists of one common share of the Company and one share purchase warrant (a "Warrant"). Each Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.04 until September 29, 2011. Finders' fees of US $16,000 in cash and 647,500 finder's share purchase warrants were issued pursuant to the first tranche private placement. The finder's share purchase warrants are subject to the same terms as the Unit Warrants. In addition, compensation was issued in the form of 50,000 Units, subject to the same terms as the first tranche private placement units. The securities contain a holding period expiring January 30, 2011.

During 2010, the Company granted to its directors an aggregate of 1,100,000 options at an exercise price of US $0.05. The options expire on August 6, 2015.

During 2010, the Company issued a total of 4,500,000 shares at $0.03 per warrant exercised for cash proceeds of $135,000.

In October 2010, the Company completed a private placement whereby 200,000 units were issued at $0.03 per unit for gross cash proceeds of $6,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant exercisable to purchase one additional common share of the Company at an exercise price of US $0.04 until September 29, 2011.

During 2009, the Company completed a private placement whereby 6,000,000 units were issued at US $0.03 per unit for gross cash proceeds of $180,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until August 20, 2010 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until August 20, 2011. The fair value of the 6,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

During 2009, the Company completed a private placement whereby 1,000,000 units were issued at US $0.03 per units for gross cash proceeds of $30,000. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant, respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until October 16, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until October 16, 2011. The fair value of the 1,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to the contributed surplus.

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

4.          Common stock (continued)

During 2009, the Company issued units to a creditor of the Company pursuant to a $30,000 debt settlement whereby 1,000,000 units were issued at US $0.03 per unit. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant, respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until July 28, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until July 28, 2011.

During 2009, the Company issued units to another creditor of the Company pursuant to a $30,000 debt settlement whereby 1,000,000 units were issued at US $0.03 per unit. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant), respectively. Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until July 23, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.03 until July 23, 2011.

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

During 2009, the Company issued a total of 3,272,333 shares for cash proceeds of $98,170 upon exercise by warrant holders.

Class of Warrants/ Options	Number of Warrants /Options Issued	Risk free interest rate	Dividend Yield	Volatility	Strike Price	Expected Life (in Years)	Fair Value credited to Contributed Surplus

Options
Option	1,100,000	1.42%	0	258.36%	$0.05	5	$76,757

Warrants
A	9,000,000	1.42%	0	266.68%	$0.03	1	65,941
B	9,000,000	1.42%	0	266.68%	$0.03	2	74,201
A	11,465,000	1.42%	0	232.89%	$0.04	1	237,177
A	647,500	1.42%	0	232.89%	$0.04	1	43,149
A	50,000	1.42%	0	232.89%	$0.04	1	1,034
B	200,000	1.38%	0	213.46%	$0.04	1	11,054

	30,362,500						$432,556

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

4.          Common stock (continued)

Warrants
Balance, December 31, 2008	7,426,120

Issued in 2009	18,000,000
Expired	(4,153,787)
Exercised	(3,272,333)

Balance, December 31, 2009	18,000,000

Issued in 2010	30,362,500
Expired	(4,500,000)
Exercised	(4,500,000)

Balance, December 31, 2010	39,362,500

At December 31, 2010, the following warrants were outstanding:

Number	Price	Expiration
9,000,000	$0.03	July 27, 2011
9,000,000	$0.03	July 27, 2012
2,000,000	$0.03	July 23, 2011
6,000,000	$0.03	August 20, 2011
1,000,000	$0.03	October 16, 2011
11,515,000	$0.04	September 29, 2011
647,500	$0.04	September 29, 2011
200,000	$0.04	October 21, 2011
$39,362,500

5.          Stock-based compensation

Under the employee stock option plan dated June 25, 2004, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

On August 6, 2010, the Company authorized and issued 1,100,000 stock options to purchase shares of common stock to certain officers and directors of the Company pursuant to the 2004 plan. The options were granted with an exercise price of $0.05 per share and expire on August 15, 2015. The fair value of these stock options was estimated at the date of grant using the Black-Scholes option - pricing model assuming an expected life of 5 years, a risk - free rate of 1.42%, an expected volatility of 258%, and a 0% dividend yield.

During the year end December 31, 2010, the Company recorded stock-based compensation expense of $76,757.

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

5.          Stock-based compensation (continued)

A summary of the status of the Company's employee stock option plan as of December 31, 2010 and 2009 and changes during the periods then ended are as follows:

	Number of options	2010 Weighted Average Exercise Price	Number of options	2009 Weighted Average Exercise Price
Outstanding, beginning of period	700,000	$0.12	1,500,000	$0.38
Expired	(200,000)	0.25	(1,300,000)	0.37
Granted	1,100,000	0.05	500,000	0.07

Outstanding, end of period	1,600,000	$0.06	700,000	$0.12

Options exercisable, end of Period	1,600,000	$0.06	700,000	$0.12

At December 31, 2010, the following employee stock options were outstanding:

Amount	Price	Expiry

500,000	$0.065	August 20, 2014
1,100,000	$0.05	August 6, 2015

1,600,000

6.          Voisey's Bay property

The Company has entered into an agreement dated July 27, 2010 as amended and restated on March 3, 2011 (the "Purchase of Options Right Agreement") with JAL Exploration Inc. ("JAL") pursuant to which the Company has purchased the right (the "Right") to enter into a subsequent option agreement (the "Option Agreement") and obtain two property options (the "Options") relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as the Voisey's Bay West Property (the "Property"). JAL is owned by a minority shareholder.

The Right

The Right, if exercised by the Company, allows the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR (Net Smelter Royalty). The Company is to pay the purchase price for the Right by:

1.     Paying $30,000 at the signing of the Purchase of Options Right Agreement, or by no later than July 27, 2010 (which payment has been made);

2.     Issuing 3,000,000 common shares of the Company (the "Shares") by July 30, 2010 (which shares have been issued); valued at $120,000.

3.     Paying $30,000 by August 15, 2010 (which payment has been made);

4.     Paying $40,000 by August 31, 2010 (which payment has been made);

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

6.          Voisey's Bay property (continued)

The Right (continued)

5.     Spending no less than $150,000 in exploration expenditures on the Property by December 31, 2010; (which expenditures have been made);

6.     Reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program. Expenses accrued at December 31, 2010 and paid in February 2011 in the amount of $8,229 and recorded as Voisey's Bay Property cost.

At any time after the completion of the purchase of the Right described above, which purchase is a firm commitment, but by no later than March 4, 2011, the Company may elect to exercise the Right and thereby enter into the Option Agreement with JAL for a further payment of $25,000. On March 3, 2011 the Company paid the $25,000 and exercised its right to enter into the Option Agreement.

The Options

If the Company elects to exercise the Right and thereby enter into the Option Agreement, pursuant to the terms of the Option Agreement, the Company may acquire up to an 80% interest in the Property, subject to a 2% NSR, in up to two phases. In phase one (the "First Option"), the Company will acquire a 55% interest in the Property by, among other things:

1.     Upon entering into the Option Agreement, but by no later than March 4, 2011, issuing 3,000,000 common shares; (3,000,000 shares was issued in March 2011 at $.10 per share)

2.      Paying a total of $200,000 by December 31, 2013;

3.      Issuing an additional 9,000,000 common shares by December 31, 2013;

4.     Spending no less than $4,000,000 in exploration expenditures on the Property by December 31, 2013;

5.     Upon notice of exercise of the First Option, but no later than March 31, 2014, issuing an amount of common shares equal to 10% of the then issued and outstanding capital of the Company;

6.      Causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2014; and

7.      Causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2012.

In phase two (the "Second Option"), the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property by, among other things:

1.      Paying a total of $400,000 by July 31, 2016;

2.      Issuing an additional 10,000,000 common shares by July 31, 2015;

3.      Upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

4.      Causing a feasibility report pertaining to the Property to be prepared by December 31, 2016; and

5.      Arranging for a semi carried financing relating to the further development of the Property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Property and immediately form a joint venture with JAL to further explore and develop the Property.

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

7.          Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party payables consist of the following at December 31, 2010 and December 31, 2009:

	2010	2009
Payable to related party consultant	$ -	$28,751
Payable to an affiliate owned by a shareholder	9,512	294,267

	$9,512	$323,018

As of December 31, 2009, the Company had a receivable due from an affiliate in the amount of $28,906. There was no receivable due from an affiliate as of December 31, 2010.

In October 2009 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one year term and will automatically renew annually. Management fees paid to these individuals aggregated $48,000 (2009 - $Nil) for the year ended December 31, 2010.

8.          Accounts payable and accrued liabilities

	2010	2009

Accounts payable - trade	$322,593	$283,427
Lawsuit settlement liability	73,135	73,135
Accrued interest	6,115	-
Accrued management fee	7,000	-
Accrued Voisey's Bay reimbursement	8,229	-

	$417,072	$356,562

9.          Contingent liabilities

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

During 2009, Continental Resources LTD. ("CRL"), the Company's wholly-owned subsidiary, and VISA International LTD ("VISA") entered into a settlement and mutual release agreement (the "Settlement Agreement") dated September 23, 2009. The agreement states that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005 (the "Consortium Agreement"), under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

9.          Contingent liabilities (cont'd)

In consideration for entering into the Settlement Agreement and thereby settling the claims, CRL will pay to VISA all legal expenses incurred by VISA, amounting to 4,700,000 INR ($99,640 US) for filing and contesting the proceedings filed against CRL, with 1,250,000 INR ($26,505 US) of the settlement amount (the "Initial Payment") paid in 2009 and the remaining sum of 3,450,000 INR ($73,135 US) of the Settlement Amount to be adjusted towards payments to be made by VISA to CRL under certain provision of the consortium agreement. The $73,135 is recorded as a liability in these consolidated financial statements.

Among other things, under the Consortium Agreement CRL and VISA have agreed to incorporate a SPV in the name of VISA Aluminium Limited, whereby CRL will retain 26% of the issued and paid up equity share capital with the remaining balance of 74% of the equity share capital held by VISA. Based on the terms of the Consortium Agreement VISA has agreed to pay 74% of the pre project expenditures incurred by CRL amounting to $1,000,000 US, therefore $740,000 US of the cost will have to be borne by VISA upon (1) the signing of the Joint Venture agreement with the Orissa Mining Corporation and (2) on receipt of approval from the Government of Orissa and the Government of India to the proposed SPV.

10.        Recent accounting pronouncements

In June 2009, the FASB issued guidance no codified as ASC 105, "Generally Accepted Accounting Principles" as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC, ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company's financial statements, but did eliminate all references to pre-codification standards.

In January 2010, the FASB issued an amendment to ASC 820, "Fair Value Measurements and Disclosures", to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

In February 2010, the FASB issued ASU No. 2010-09 "Subsequent Events (ASC Topic 855) "Amendments to Certain Recognition and Disclosure Requirements" (ASU No. 2010-09"). ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption of this standard did not have an impact on the Company's financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

11.        Income taxes

The Company accounts for income taxes under ASC 740, "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income tax benefit differs from the amount that would result from applying the U.S. federal and state income tax rates to losses before income taxes.

Pursuant to ASC 740 the potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The Company is subject to United States and Canadian federal and state income taxes at an approximate rate of 34%. The reconciliation of the provision for income taxes at Canadian and United States statutory rates compared to the Company's income tax benefit as reported is as follows:

	2010	2009	2008
Loss before income taxes	$(441,917)	$(225,954)	(256,948)
Income tax rate	34%	34%	34%
Income tax benefit	(150,252)	(76,800)	(87,000)
Permanent differences	130,895	(39,126)	25,000
Valuation allowance change	19,357	(115,926)	62,000

Deferred income tax (benefit)	$ -	$ -	$ -

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:

	2010	2009	2008
Total deferred tax assets	$1,917,706	1,898,349	$1,782,423
Valuation allowance	(1,917,706)	(1,898,349)	(1,782,423)

Net deferred tax assets	$ -	$ -	$
Deferred income tax (liability)	$ -	$ -	$

The Company has recognized a valuation allowance for the deferred tax assets for which it is more likely than not that the realization will not occur. The valuation allowance is reviewed periodically. When circumstances change and this causes a change in management's judgment about the realizeability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The net operating loss carryforwards for income tax purposes are approximately $5,640,000 and will begin to expire in 2012.

Balaton Power Inc.
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in US Dollars)

11.        Income taxes (cont'd)

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. The Canadian non-capital loss carryforwards may also be limited by a change in Company ownership.

12.        Convertible debenture

The carrying value of the convertible debentures payable is as follows:

Balance, December 31, 2010	$240,000
Interest Accrued	6,115
$246,115

The Company issued convertible debentures having a total face value of US $240,000 and maturing September 29, 2012. The debentures bear simple interest of 10%, payable upon the earlier of maturity or conversion, and are convertible into units of the Company at a deemed price of $0.03 per unit, upon prior notice to the Company or 9,680,000 units. A Unit consists of one common share and one warrant exercisable to purchase one common share at $.04 per share. The debt component of the convertible debenture is represented by management's estimate of fair value based on a coupon rate of 10%, an interest rate of comparable debt of 30% and a face value of US $240,000.

13.        Subsequent Events

We have evaluated events and transactions that occurred after the balance sheet date to the date of this filing. We did not have any material subsequent events that would require recognition in the financial statements or disclosure in these notes to the financial statement.