Form 20-F
period 2011-12-31
BALATON POWER INC
filed 2012-06-01
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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
Email: ppreston@shaw.ca
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

Number of outstanding shares of the Company’s only class of capital or common stock as at December 31, 2011 was 137,846,070 common shares without par value.

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
YES [X]                     NO [   ]

Indicate by check mark whether Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES [   ]                     NO [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
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
YES [   ]                     NO [   ] N/A

iv

Glossary

Term	Definition

Annual Report	This Form 20-F annual report of the Company for the year ended December 31, 2011

Amended Option Agreement	The Company’s amended and restated option agreement with JAL for the Voisey’s Bay West Project dated for reference December 21, 2011

Balaton or the Company	Balaton Power Inc.

Balco	Bharat Aluminium Co.

Bayer Process	A method of producing alumina from bauxite by heating it in a sodium hydroxide solution

BRIMAC	Balaton Remote Integrated Monitoring and Control System

BSA	Balaton Power Corporation S.A.

CDN GAAP	Generally accepted accounting principles in Canada

CFC	Controlled foreign corporation

CIMM	Canadian Institute of Mining and Metallurgy

Code	Internal Revenue Code

Committee	Board of directors of the Company who will be Plan administrators

COMPL	Continental Orissa Mining Private Limited

Continental	Continental Resources Ltd., a company incorporated under the laws of Québec

CRA	Canada Revenue Agency

CRL	Continental Resources (USA) Ltd., a wholly-owned subsidiary of the Company

EDTA	Ethylene-diamene-tetra-acetic acid technique, industry standard for analyses for radicals

Essar	Essar Aluminium Orissa Limited, an Indian resource development corporation

Essar Agreement	Agreement between CRL and Essar dated May 8, 2007

Exchange Act	Securities Exchange Act of 1934, as amended (United States)

FERC	United States Federal Energy Regulatory Commission

Term	Definition

Gandhamardan Project	The Company’s mineral project, situated in the Gandhamardan Hills, Duragali, State of Orissa, India

GSI	Geological Survey of India

ICA	Investment Canada Act

Investor	A person who acquires one or more Common Shares of the Company

IRS	United States Internal Revenue Service

ISO Options	Incentive stock options

JAL	JAL Exploration Inc., a British Columbia company

Joint Venture Agreement	The joint venture agreement between Continental and OMC dated April 18, 1997

MECL	Mineral Exploration Corp. Ltd., an Indian company

NQSO Options	Non-qualified stock options

ODM	Orissa Directorate of Mines

OMC	Orissa Mining Corporation Limited, an Orissa State owned government corporation

Option Plan	The Company’s 2010 incentive stock option plan

Option Agreement	The Company’s option agreement with JAL for the Voisey’s Bay West Property dated March 4, 2011

Options Right Agreement	The Company’s purchase of options right agreement with JAL for the Voisey’s Bay West Property dated July 27, 2010, as amended March 3, 2011

Permit	The mining permit issued in the name of OMC for over 285 hectares named Block 7 of the Gandhamardan Project

Perial	Perial Ltd., a company incorporated under the laws of the Province of Ontario, and a major shareholder of the Company

PFIC	Passive foreign investment companies

Pisces Process	Fish protective water inlet device

Proposed Revised Joint Venture Agreement	The Proposed Revised Joint Venture Agreement is between CRL and OMC

QEF	Qualified electing fund

Term	Definition

SEC	United States Securities and Exchange Commission

System	Low-impact run-of-the-river hydroelectric power production system

Tax Act	Income Tax Act (Canada)

Technical Report

A report prepared by E.A. Gallo, P. Geo, titled “Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India”, dated April 8, 2003 and amended January 19, 2007, and February 9, 2007

Treaty	Canada-United States Income Tax Convention, 1980

US GAAP	Generally accepted accounting principles in the United States of America

U.S. Securities Act	Securities Act of 1933, as amended (United States)

VISA	VISA International Ltd., an Indian Company

Voisey’s Bay West Project (or “Project”)	The Company’s mineral exploration project, situated on the east coast of north Labrador, Canada

Resource Category (Classification) Definitions

Mineral Reserve

The SEC’s Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” defines “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the Company’s future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements due to various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, the need for additional financing to pursue the Company’s business plan, risks involved in conducting business outside of the United States, changes in Canadian or U.S. tax or other laws or regulations, material changes in capital expenditures, as well as the risks and uncertainties described in the section entitled “Risk Factors” set forth in Item 3 of this Annual Report.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A.             Selected Financial Data

The following selected financial data is derived from and should be read in conjunction with the audited financial statements of the Company for the last five fiscal years ended December 31, 2011, as well as the sections of this Annual Report entitled “Information on the Company” and “Operating and Financial Review and Prospectus”. The financial statements are presented in United States dollars and have been prepared in accordance with US GAAP. Note 2 to the financial statements provides a summary of the material differences between CDN GAAP and US GAAP as they relate to the Company’s financial statements included herein.

	December 31,	December 31,	December 31,	December 31,	December 31,
(US$)	2011	2010	2009	2008	2007
Balance Sheet Data
Total assets (CDN GAAP)	$901,065	$436,198	$44,904	$31,906	$144,076
Total assets (US GAAP)	901,065	436,198	44,904	31,906	144,076
Total liabilities	718,835	666,584	679,580	843,795	699,017
Share capital	6,630,848	6,024,026	5,679,967	5,537,404	5,537,404
Retained earnings (deficit) (CDN GAAP)	(9,497,858)	(9,268,874)	(8,826,957)	(8,601,003)	(8,344,055)
Retained earnings (deficit) (US GAAP)	(9,497,858)	(9,268,874)	(8,826,957)	(8,601,003)	(8,344,055)
Period End Balances (as at)
Working capital (deficit)	(640,842)	(599,690)	(663,582)	(840,795)	(552,335)
Resource properties	823,072	369,304	-0-	-0-	-0-
Shareholders’ equity (deficit)	182,230	(230,386)	(634,676)	(811,889)	(554,941)
Statement of Operations Data
Revenue	$-	$-	$-	$-	$-
Production costs	-	-	-	-	-
Write-down of resource properties	-	-	-	75,000	126,176
General and administrative expenses	99,916	148,400	86,958	98,680	449,488
Consulting fees and commissions	4,000	11,487	50,500	-	435,000
Professional fees	101,068	196,497	124,512	83,268	137,218

	December 31,	December 31,	December 31,	December 31,	December 31,
(US$)	2011	2010	2009	2008	2007
Interest expense	(24,000)	(7,276)	-	-	-
Stock Base Compensation	-	78,257	34,997	-	48,700
Income (loss) (US GAAP)	(228,984)	(441,917)	(255,954)	(256,948)	(1,147,882)
Loss per common share (CDN GAAP)[1]	0.00	0.00	0.00	0.00	0.01
Loss per common share (US GAAP)[1]	0.00	0.00	0.00	0.00	0.01
Number of outstanding shares	137,846,070	123,941,070	95,726,070	83,453,737	83,453,737

Notes:

(1)	Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

B.             Capitalization and Indebtedness

Not applicable.

C.             Reasons for the Offer and Use of Proceeds

Not applicable.

D.             Risk Factors

The following provides a discussion of certain risks facing the Company. Additional risks that are currently unknown or that are currently deemed immaterial may also materially adversely affect the Company’s business, results of operations, financial condition and cash flows. You could lose all or part of your investment due to any of these risks.

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

The Company will require additional funding to continue operations. Historically, the Company has funded its operations through the sale of equity capital and will require additional funding to continue operations. The Company has had and will continue to have capital requirements in excess of its currently available resources and may not be able to meet its financial commitments as they become due. The Company is dependent on the proceeds of future financing to finance both its operations and those of its wholly-owned subsidiary, CRL. Specifically, the Company is dependent on the proceeds of future financing to finance exploration and future development of the Gandhamardan Project and the Voisey’s Bay West Project. To the extent that any such financing involves the sale of equity capital, the interests of the Company’s then existing shareholders could be substantially diluted. There is no assurance the Company will be successful in raising additional financing.

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

The directors and officers of the Company rely on the opinions of consulting geologists that it retains from time to time for specific projects. As a result of management’s lack of formal training in resource exploration, there maybe a higher risk of our being unable to complete our business plan.

The issuance of additional shares would dilute the interests of existing shareholders. The Company is authorized to issue an unlimited number of common shares. On December 31, 2011, the Company had 137,846,070 common shares issued and outstanding. The Board of Directors has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company from its authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

The Company’s officers and directors may be indemnified against certain securities liabilities. The laws of the Province of British Columbia provide that the Company can indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Business Corporations Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the Company has the power to indemnify such person against the liability insured. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such officers, directors, agents and employees for losses incurred by the Company as a result of their actions. The Company has been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

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

Exploration and development of natural resources involves a high degree of risk. The Company is required to obtain the approval from the State of Orissa for the agreement with OMC (which has been superseded and replaced with a further Proposed Revised Joint Venture Agreement between CRL and OMC) before it will have the opportunity for exploration and future development of the Gandhamardan Project. Also, the Company will, among other things, be required to obtain various approvals from the government of Newfoundland and Labrador and the Nunatsiavut Government for exploration and future development of the Voisey’s Bay West Project. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at any of the Company’s projects. In addition, as mineral projects near completion, proper permitting and environmental review may be required.

The terms of the Proposed Revised Joint Venture Agreement have been accepted by both CRL and OMC, however such revised agreement remains subject to the approval from the State of Orissa. As of the date of this filing, the Orissa State Government has not authorized OMC to execute the final Proposed Revised Joint Venture Agreement. There can be no assurance the Orissa State Government will authorize OMC to sign the Proposed Revised Joint Venture Agreement on the terms currently prescribed. In the event that OMC does not sign the Proposed Revised Joint Venture Agreement, the Company’s interest in the Gandhamardan Project would be significantly adversely affected. Substantial expenditures are required to conduct pre-feasibility and feasibility work which would include an environmental impact study, obtain Forestry clearances, approval of Mining Plan, secure sites for refinery, power plant, water station, rail and other studies in order to develop the extraction and processing facilities and infrastructure. No assurance can be given that Mineral Resources will be converted to Mineral Reserves, that funds required for the development can be obtained on a timely basis, that funds will be adequate to complete a feasibility study and/or that bauxite can be economically extracted from the Gandhamardan Project.

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

Commodity prices fluctuate and are affected by factors beyond the Company’s control. The Company’s revenues, if any, are expected to be in large part derived from future resource efforts including those of CRL’s projects and the Voisey’s Bay West Project. Commodity prices fluctuate and are affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to extractive developments and improved extractive production methods. The effect of these factors on the price of bauxite, and therefore the economic viability of the Company’s exploration projects, cannot be accurately predicted.

The Company operates in a highly competitive industry. The resource industry is intensely competitive in all of its phases with numerous companies seeking to explore and develop resource properties. The Company competes with many companies larger than it and possessing greater financial resources and technical facilities. Competition could adversely affect CRL’s ability to explore and develop the Gandhamardan Project and the Company’s ability to explore and develop the Voisey’s Bay West Project.

The Company has and may enter into option and joint venture agreements, which will reduce its interests in its projects. The Company has entered into the Amended Option Agreement with JAL relating to the Voisey’s Bay West Project and the Company is subject to various terms and conditions in order to earn any interest in this project. There is no assurance that the Company will be able to meet the terms and conditions of the Amended Option Agreement in order to earn any interest in the Voisey’s Bay West Project.

With regard to the Gandhamardan Project, in order to conserve financial resources, the Company’s efforts are focused on its subsidiary CRL, which intends to enter into option, joint venture, or development agreements to form a consortium to finance the exploration and possible development of this project following obtaining approval from the State Government of Orissa for the Proposed Revised Joint Venture Agreement between OMC and CRL. There is no assurance that OMC or the Government of Orissa will approve CRL’s agreement with any such third party. When such agreements are entered into, CRL’s current interest in the Gandhamardan Project will be reduced and CRL will share with others in the development of the Project. Though CRL currently has entered into such an agreement with VISA, there is no assurance that such a consortium will continue or that it, or any additional consortiums, will be formed on terms favourable to CRL or that the development of the Gandhamardan Project will proceed.

The Company cannot guarantee title to its assets. While the Company has or will receive title opinions for any properties in which it has or will acquire a material interest, such opinions cannot be viewed as a guarantee of title. Title may be affected by unregistered interests and claims to title, which could adversely affect the Company’s ability to develop its properties.

The Company has inadequate working capital. It will be necessary for the Company and/or CRL to raise additional funds this year to move forward on the Gandhamardan Project and the Voisey’s Bay West Project. The Company and/or CRL may be required to raise funds through private placements or public offerings of treasury shares, through debt financing, if available, or sale of a portion of its interest in its projects. If the Company is not successful in raising further funds, it may not be able to further the development of its projects.

The Company is subject to Indian government regulations. CRL is subject to all governmental regulations in India regarding the development of the Gandhamardan Project. The level of regulation by the government in India relating to the project could affect the Company’s ability to obtain partners or consortium members for the development of the Gandhamardan Project.

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

The Company is subject to government policies in India. Activities conducted by residents and nonresidents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All such controls and regulations are subject to change from time to time. Any change in government regulation or the economic and political stability of the host country India, could have a material adverse effect on the business of the Company and could impact investments in the Company’s common shares.

The Company is subject to government policies in Canada. Activities conducted by the Company in Newfoundland and Labrador are subject to regulation by federal, provincial and aboriginal governments. All such controls and regulations are subject to change from time to time. Any change in government regulation or the economic and political stability could have a material adverse effect on the business of the Company and could impact investments in the Company’s common shares.

Currency exchange rate fluctuations and higher inflation may adversely impact the Company’s future operating results and financial condition. The exchange rate between the Indian Rupee and the U.S. dollar has changed substantially in the last two decades and could fluctuate substantially in the future. On an annual average basis, the Indian Rupee declined against the U.S. dollar from 1980 to 2002. Beginning in May 2002, the Indian Rupee began appreciating relative to the U.S. dollar. On December 31, 2011 the U.S. dollar equalled 53.0222 Indian Rupees. Because some the Company’s assets may be held in Indian Rupees, devaluation or depreciation of the value of the Indian Rupee will adversely affect the value of these assets in foreign currency terms. In addition, the Company’s market valuation could be materially adversely affected by the devaluation of the Indian Rupee if U.S. investors analyze the Company’s value and performance based on the U.S. dollar equivalent of the Company’s financial condition and operating results. The Company expects that a substantial portion of its expenses, including personnel costs, may be denominated in Indian Rupees. As such, any appreciation of the Indian Rupee against the U.S. dollar would reduce the cost advantage derived from the Company’s Indian Rupee-denominated expenses and would likely adversely affect the Company’s financial condition and results of operations. In addition, an increase in inflation would adversely affect world economies generally, which would adversely affect the Company’s business.

The Company is subject to risks of operating in India. A large part of the Company’s assets and business operations could be located in India when the Joint Venture Agreement with OMC becomes effective. The Company has entered into a consortium agreement with an Indian company, VISA, to develop the Gandhamardan Project subject to the Joint Venture Agreement with OMC becoming effective as well as obtaining all other governmental approvals necessary to develop the Gandhamardan Project. Consequently, the Company’s financial performance and the market price of its shares may be affected by social and economic developments in India and the policies of the Government of India, including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls.

Political instability related to the current multi-party coalition government could halt or delay the liberalization of the Indian economy and adversely affect economic conditions in India generally. The Government has traditionally exercised and continues to exercise significant influence over many aspects of the economy. The Company’s business, and the market price and liquidity of its shares, may be affected by interest rates, changes in Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The Company cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting the Company’s business, foreign investment, currency exchange rates and other matters affecting investment in the Company’s securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including the Company’s business.

Litigation and disputes may adversely affect the Company’s profitability and financial condition. The Company is, and may be in the future, subject to legal actions and disputes in the ordinary course of its business operations. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Company. Differences in the legal and judicial system according to region make it difficult to predict the result of litigation or other legal proceedings currently involving the Company or of these which may arise in the future. Although the Company believes that it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on the Company’s results of operation or cash flows.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital. Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and have continued into 2012, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

The trading market for our shares is not always liquid. Although the Company’s shares trade on the Over-The-Counter Bulletin Board (“OTC”) of the Financial Industry Regulatory Authority, Inc. (FINRA), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares. The Company also cannot assure you that any other market will be established in the future. The price of the Company’s common stock may be highly volatile and your liquidity may be adversely affected in the future.

Our common stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. There is limited market activity in the Company’s stock and the Company is too small to attract the interest of many brokerage firms and analysts. The Company cannot give any assurance that a broader or more active public trading market for its common stock will develop or be sustained. While the Company is trading on the OTC, our trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTC stocks and certain major brokerage firms restrict their brokers from recommending OTC stocks because they are considered speculative, volatile, thinly traded and the market price of the common stock may not accurately reflect the Company’s underlying value. The market price of the Company’s common stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of the Company’s common stock, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

Our securities may be subject to penny stock and other regulation. The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

The penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

In addition, the Company’s stock is subject to British Columbia Instrument 51-509 (Issuers quote in the US Over-The-Counter Markets) (“BCI 51-509”). Among other things, BCI 51-509 places additional disclosure requirements on the Company and also provides for legend requirements on certain share certificates of the Company’s stock. The requirements of BCI 51-509 may impose additional restrictions on the liquidity of the Company’s stock and shareholders may find it more difficult to sell their shares.

ITEM 4.               INFORMATION ON THE COMPANY

A.             History and Development

The Company’s legal and commercial name is Balaton Power Inc. The Company was incorporated under the Company Act (British Columbia) (now the British Columbia Business Corporations Act) under the laws of the Province of British Columbia, Canada, on June 25, 1986.

The Company’s head office is located at Suite 206, 20257 54th Avenue, Langley, British Columbia, Canada V3A 3W2, Telephone: (604) 533-5075, Toll Free: 1 (877) 559-5988, Facsimile: (604) 533-5065, Email: boxbal@shaw.ca. The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.

The Company is a mining exploration and development company currently pursuing mineral projects in both India and Canada. The Company’s Indian mineral project is a bauxite deposit in Gandhamardan Hill, Duragali, State of Orissa, India (the “Gandhamardan Project”). The Gandhamardan Project is being developed by the Company’s wholly owned subsidiary, Continental Resources (USA) Ltd. (“CRL”). The Company’s Canadian mineral project is a nickel and copper exploration property in the Voisey’s Bay West area of Labrador (the “Voisey’s Bay West Project”). The Voisey’s Bay West Project is being developed pursuant to the Amended Option Agreement with JAL Exploration Inc. (“JAL”).

The Company is a public company listed on the OTC Bulletin Board, with the stock symbol “BPWRF”.

On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial Ltd. (“Perial”) for the purchase of CRL. The Company issued a total of 33,000,000 common shares in its own capital to acquire CRL, of which 25,000,000 shares were allocated to Perial and 8,000,000 shares were issued as finder’s fees to non-related parties of the Company. At that time CRL was a joint venture partner with Orissa Mining Corporation (“OMC”), an Indian state-owned corporation, which held an interest in the Gandhamardan Project. The transaction was treated as a capital transaction by the Company and not a business combination. Prior to the transaction, CRL sold all of its oil and gas assets to its then parent company, Perial, for a promissory note in the amount of $481,724 and the assumption of CRL’s outstanding debts. The note is non-interest bearing and is repayable through the payment of a 25% interest in production from the oil and gas assets. Subsequently the 25% interest was converted to a 6.25% override and the value was lowered to $126,176. No revenues were received during 2007 and this interest was written down to zero on December 31, 2007.

At the time of the Company’s acquisition of CRL in 2002, CRL’s sole asset was a 50% interest and effective control of Continental Orissa Mining Private Limited (“COMPL”), a private Indian company which held rights to explore and develop the Gandhamardan Project. OMC held the other 50% interest in COMPL and is a Orissa State owned corporation. During 2004, COMPL was voluntarily dissolved to make way for a new entity that would facilitate future joint venture agreements between CRL and OMC. Since the dissolution of COMPL, CRL and OMC have planned to incorporate a new entity that will direct the development of the Gandhamardan Project. CRL and OMC have submitted a Proposed Revised Joint Venture Agreement to the Orissa Government for approval and upon the effectiveness of such revised agreement will form such an entity. As of the date of this filing, the approval of the Orissa Government for the Proposed Revised Joint Venture Agreement remains outstanding.

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

In February of 2005, CRL entered into a consortium agreement (the “Consortium Agreement”) with VISA International Ltd. (“VISA”) to assist in the development of the Gandhamardan Project, but in September of 2006 CRL sent a letter to VISA to terminate the Consortium Agreement. VISA subsequently commenced an arbitration in India in relation to CRL’s termination letter.

On May 8, 2007, Balaton announced that CRL had entered into an agreement in principle (the “Essar Agreement”) with Essar Aluminum Orissa Limited (“Essar”), an Indian resource development corporation, to develop the Gandhamardan Project and set up an alumina/aluminum complex subject to a feasibility study and applicable approvals. The Essar Agreement was subject to negotiation and execution of a definitive agreement, approval of OMC, and approval by the State of Orissa, India. In the fourth quarter of 2008, Essar served notice to CRL that Essar’s board had not approved Essar entering into a definitive and shareholder agreement with CRL at that time because of the global crisis in commodity and financial markets and CRL’s then unresolved litigation with VISA.

In the fourth quarter of 2008, CRL entered into discussion with VISA in an attempt to resolve the pending litigation between the parties and on September 23, 2009 the parties settled the litigation and revived the 2005 Consortium Agreement mentioned above (see “Legal Proceedings”).

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

Prior to the Company becoming involved with the Voisey’s Bay West Project, the above referenced efforts of the Company took substantially all of the time of the Company’s management over the past three years. When the time comes, the Gandhamardan Project will require financing activities to raise funds to further the Project. During the Company’s last three financial years to the date of this filing, the Company has made no principal capital expenditures or divestitures in this project.

On July 27, 2010, Balaton announced that it had entered into an agreement with JAL whereby Balaton purchased the right to enter into a subsequent option agreement to obtain two property options relating to the Voisey’s Bay West Project. During the fall of 2010 the Company commenced exploration operations on the Voisey’s Bay West Project and completed such operations in December 2010, as required by the agreement with JAL.

On March 7, 2011 the Company announced that it had entered into an Option Agreement with JAL to acquire up to an 80% interest in the Voisey’s Bay West Property, subject to a 2% NSR. Further, on June 1, 2011 the Company announced that it had increased its property position at the Voisey’s Bay West Project by purchasing an addition mineral licence from JAL. Finally, on December 21, 2011 the Company reached agreement with JAL to amend the Option Agreement (the “Amended Option Agreement”). As of the date of this filing, Balaton is working towards the further exploration and development of this project.

On October 18, 2011 the Company announced that it entered into an agreement with The Eversull Group, Inc. (the “Eversull Group”) for financial public relations, investor relations and shareholder consulting services. The Eversull Group was established in 1997 and is based in Frisco, Texas. The Eversull Group has been successful in achieving national and international media coverage for its clients. The Eversull Group has also been successful in assisting OTCBB companies to achieve listings on primary stock exchanges. The Eversull Group will assist the Company in developing a strategy to communicate to its shareholders and to the financial investment community.

B.             Business Overview

The Company’s principal business is focussed on the exploration of the Gandhamardan Project located in the State of Orissa in India through CRL and the exploration of the Voisey’s Bay West Project.

The Company is currently seeking approval from the Government in the State of Orissa to a Proposed Revised Joint Venture Agreement with OMC relating to the Gandhamardan Project. In September of 2009 the Company reinstated the Consortium Agreement from 2005 that it had entered into with VISA and that relates to the Project.

The Company is currently planning operations for further exploration of the Voisey’s Bay West Project.

Gandhamardan Project

On April 18, 1997, Continental entered into an agreement with OMC (the “Joint Venture Agreement”) to form COMPL, a 50-50 joint venture company in the State of Orissa, India, with its primary purpose to explore and develop the Gandhamardan Project. Continental managed the daily operations of COMPL. Under the Joint Venture Agreement, OMC had an option to participate in Continental’s proposed aluminium complex (including refinery, power plant and smelter). OMC had to exercise this option within one year from the date of transfer of leases concerning the Gandhamardan Project, of which such option could be extended by mutual consent. Pursuant to the Joint Venture Agreement, Continental bore all costs associated with the preparation of a feasibility report and exploration of the deposit. In 2002, Continental transferred its interest in the deposit to CRL, an unrelated company, with the result that CRL and OMC became joint venture partners. On September 30, 2002, the Company entered into a Stock Exchange Agreement with Perial for the purchase of CRL in consideration for 33,000,000 common shares (See “Material Contracts”). During 2004, COMPL was voluntarily dissolved at the request of OMC. Currently, CRL and OMC plan to incorporate a new entity that will direct the development of the Gandhamardan Project according to the terms and conditions of a new agreement submitted to the Orissa Government for approval, and as of the date of this filing the approval is still pending.

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

The Company believes that the most efficient way to potentially develop the Gandhamardan Project is through the establishment of a consortium, as it will allow the members to spread the financial burden for building the aluminium complex (see discussion of history of the Company’s and CRL’s efforts in this regard in Item 4A “History and Development”). Currently, the Company has confirmed VISA as a consortium partner and may continue to approach other potential parties in the future. Though CRL has entered into the Consortium Agreement with VISA, there is no assurance that any consortium that the Company is involved with will be successful and there is no security as to what the terms of any future consortium formed will be. If the Company is unable to locate suitable partners, the Company will have to seek additional financing to carry out the Gandhamardan Project.

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

Summary Report on Gandhamardan Project

The Gandhamardan Project is summarized in the following information from a report prepared by E.A. Gallo, P. Geo. titled “Summary Report Gandhamardan Bauxite Deposit Sambalpur and Bolangir Districts, State of Orissa, India”, dated April 8, 2003 as amended January 19, 2007, and February 9, 2007 (the “Technical Report”). The Technical Report summarizes exploration on the property by past operations, and was prepared and is disclosed by the Company under Canadian securities regulations. The Technical Report has been filed on SEDAR and can be reviewed in its entirety at www.SEDAR.com. E.A. Gallo, a geologist, had worked extensively on the project and had visited the Gandhamardan area and made several trips to India to become knowledgeable on the Gandhamardan area.

Historical Resource Estimates

The Technical Report sets out resource estimates calculated prior to the Canadian Institute of Mining and Metallurgy (“CIM”) Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 (“NI 43-101”) and were not performed to CIM standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the Company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources.

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

Figure II – Location of Gandhamardan in Orissa

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

Figure III – Gandhamardan Bauxite Deposit Showing Block Divisions

OMC currently holds a mining permit (the “Permit”) on Block 7. The Permit covers an area of 285 hectares, as shown in Figure IV.

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

As the Gandhamardan Project is currently preliminary in nature and awaiting numerous approvals from the Government of the State of Orissa, the extent of the surface rights necessary for the project to proceed remains uncertain at this time.

History

The potential for bauxite at Gandhamardan was first recognized by the Geological Survey of India (the “GSI”) in the 1940’s, and they recommended that the area be thoroughly prospected.

In 1948, the Orissa Directorate of Mines (the “ODM”) sank several pits, which intersected only laterite.

In 1959, ODM identified bauxite at Gandhamardan, and they immediately undertook a programme of exploration and evaluation. GSI and Mineral Exploration Corp. Ltd. (“MECL”), an Indian federal government agency, participated, as did Aluminium Corp. of India, an aluminium producer.

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

The deposit attracted no further attention until 1975, when the economic potential of the large, low-silica bauxite deposits in the State Orissa became recognized. Bharat Aluminum Co. (“Balco”), an Indian corporation, expressed interest in Gandhamardan as a source of feed for their aluminium plant at Korba, situated 350 kms. by rail to the N, in the adjoining State of Madhya Pradesh. At Balco’s request, an integrated exploration programme was undertaken jointly by MECL, GSI, and ODM. The programme included linecutting, topographic surveying, geological mapping, pitting, drilling, sampling, mineralogical studies, and metallurgical tests.

Balco commissioned a feasibility study on a portion of the deposit in 1980, and upon its conclusion, prepared to bring the deposit into production. Local villagers opposed the project, and Balco finally gave it up.

The property remained idle until 1997, when Continental and OMC agreed to jointly develop it. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however numerous delays ensued, and the study was never completed. The author of the Technical Report visited the property at this time, and during one of the visits, collected six samples, two from Pit GP-2, and two from each of two scarp sites. The samples were collected in the author of the Technical Report’s presence, and he personally transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by x-ray fluorescence, fused-disc method. In 2002, OMC transferred the Agreement from Continental to CRL. There is no connection between the two companies.

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

Exploration / Previous Work

Linecutting – Using theodolite and steel tape, ODM established a grid with base line oriented at Azimuth 50°, parallel to the longitudinal axis of Gandhamardan hill. Cross lines were run at right angles to the base line, spaced at 100-meter intervals. Stations were established on all lines at 25-meter intervals, and marked by stone monuments. A total of 85 kms of lines were established. Accuracy of the grid was maintained by triangulation.

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

Drilling

Drilling – Both ODM and MECL undertook extensive drill programs. ODM concentrated on the SW portion of the deposit, on Blocks 1 to 8, and MECL on Blocks 7 to 10 at the NE end. Drilling was performed dry. NX size casing bits of tungsten carbide were used at the start of a hole, to penetrate the hard laterite capping. Bit size was reduced to BX in the softer bauxite zone. Short sections of thin-walled casing shoes were used, and drill runs were restricted to less than 1 meter in length. This technique allowed the drill cuttings to be collected in the casing, thus eliminating the need for a core barrel. The entire deposit was drilled at a hole spacing of 200 meters. Spacing was reduced to 100 meters in Blocks 5 to 8, where the plateau is widest, and therefore the bulk concentration the greatest. Selected portions of Blocks 6, 7 and 8 were detail-drilled at 50-, 25-, and 15-meter spacing. Two small areas, termed Clusters I and II, were detailed-drilled at a 5-meter spacing. Cluster I sits in Block 7, at Station N2 on Line E19, and covers an area of 0.24 hectare. Cluster II is in Block 8, at Station SO.5 on Line E24 and covers 0.16 hectare. Together ODM and MECL drilled a total of 462 holes, for a cumulative length of 15.1 kms. Except for 36 holes drilled at 450, all the holes were drilled vertically into the flat-lying bauxite zone. The cuttings from each hole were collected, geologically mapped, sampled and analysed.

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

Both ODM and MECL sampled the drill holes in their respective programmes, employing the same technique. Casing shoes were used in place of core barrels. The drill cuttings were carefully removed from the shoe, put into paper sleeves in the order drilled, identified by hole number and footage, and boxed. Cuttings were collected continuously across 1-meter intervals. If the upper or lower contact of the bauxite zone did not coincide exactly with a whole-integer meter mark then that particular sample was taken as a fraction of a meter. Within the bauxite zone, if “non-ore” material was recognized or suspected, then two sub-samples were taken from that 1-meter interval, separated by their geological contact.

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

Table II – Indian Standards Compared to Gandhamardan Bauxite

Metallurgical Tests – Five autoclave tests were performed by MECL. Separate tests were undertaken on bauxite from the upper part of the zone, where the Si02 content is higher, and on bauxite from the lower part of the zone, where the A1203 content is higher. Results indicate that the Bayer Process would extract 93.5% of the A1203 from the upper part of the zone, and 97 to 99% from the lower part.

Balco, in cooperation with MECL, collected 12 composite drill hole samples, and submitted them to Aluterv-FKI, an integrated aluminium producer in Budapest, Hungary. MECL’s Exploration Report, Volume I, 1980, states “….industrial tests…” were undertaken, however it does not describe the nature of these tests. The MECL report does provide the results of additional autoclave tests and chemical analyses performed by Aluterv, and it states “…The Hungarian tests indicate that for the Korba plant the Gandhamardan bauxite can be processed advantageously…”, and also that “…the deposit has a potential for low temperature technology…” The conclusions in the report state “…The immediate objective of establishing reserves of suitable categories for developing a mine to feed the Korba plant has been achieved…” MECL also states in its report that the Gandhamardan bauxite is suitable “…for use in Bayer’s process is general…”

Feasibility Study – In 1980, Balco commissioned Metallurgical and Engineering Consultants (India) Ltd. to conduct a feasibility study. Their report is titled “Feasibility Report for Development of Gandhamardan Bauxite Deposit” and is dated February, 1981. In their report, they state “…a mining operation could be established…with annual production of 500,000 tpy on dry basis.” Capital costs were estimated to be “…about 50 crore Rupees…” (approx. US$10.5 million), including equipment, service buildings, townsite, class I access road, ore tram line to base of hill, loading complex, and a 25-km spur rail line. Their report also states “…Operating cost for mine, crushing plant, ropeway and wagon loading complex…(estimated)…as 35.28 Rupees per tonne…” (approx. US$0.75/tonne) .

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

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The Technical Report uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

Russian C1 Category resources were estimated for areas where the bauxite was sufficiently explored to provide a “…rough estimation of the nature of mineralization, shape and structure of the ore body…” (ibid). Accuracy of the C1 resources is considered to be 50%. Russian C2 Category resources are estimated for irregular parts of the bauxite zone, where “…insufficient exploration data…do not permit proper evaluation of shape, quality, etc.” The resources of Block 10 fall into this category. Here the plateau is irregular in shape, and the bauxite varies in thickness. Under the CIM standards, both the CI and C2 Categories, being 50% or less in accuracy, would be classified as an inferred mineral resource, however the calculations were not performed to NI 43-101 standards, therefore they are historic estimates, not resources, and there is no guarantee that they will be converted to corresponding CIM categories.

B.K. Monhanty, in ODM’s Resources Evaluation Report, 1981, states the total calculated tonnage as 207.37 million tonnes with a weighted average grade of 45.75% Al2O3, 2.23% SiO2, 23.23% Fe2O3, 2.58% TiO2, 22.95% LOI. In the same report, S.M. Patnaik tabulates resource estimates for each of the 10 Blocks. His figures are shown in Table III. His calculated total tonnage is 213.43 million tonnes, with a weighted average grade of 46.50% Al2O3 and 2.49% SiO2. The 3 other radicals were not calculated.

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

Table IV – MECL Historical Estimate by Category

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

Voisey’s Bay West Project

On July 27, 2010, and as amended March 3, 2011, the Company entered into a purchase of options right agreement (the “Options Right Agreement”) with JAL, a private British Columbia company, pursuant to which the Company purchased the right (the “Right”) to enter into a subsequent option agreement (the “Option Agreement”) and obtain two property options relating to three mineral rights licences comprising 200 claims and approximately 5,000 hectares located on the east coast of north Labrador, Canada (the “Voisey’s Bay West Project”). On March 4, 2011, the Company entered into the Option Agreement with JAL and on June 1, 2011, the Company increased its land position at the property as noted below.

Voisey’s Bay West Project Agreements

The Right

The Right allowed the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company was to pay the purchase price for the Right by:

1.	paying $30,000 at the signing of the Options Right Agreement, or by no later than July 27, 2010;
2.	issuing 3,000,000 common shares of the Company (the “Shares”) by July 30, 2010;
3.	paying $30,000 by August 15, 2010;
4.	paying $40,000 by August 31, 2010;
5.	spending no less than $150,000 in exploration expenditures on the Voisey’s Bay West Project property by December 31, 2010; and
6.	causing to be prepared a National Instrument 43-101 compliant technical report for the Voisey’s Bay West Project property by January 31, 2011; and
7.	reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

On March 3, 2011, prior to the activities relating to the Options described below, the Company entered into an amended and restated options right agreement (the “Amended and Restated Options Right Agreement”) in order to facilitate the Company’s election to exercise the Right in accordance with the original Options Right Agreement.

In the Amended and Restated Options Rights Agreement, among other things:

1.

item 6 above was amended to require that if the Right was not exercised by the Company, then by March 31, 2011 the Company would be required to cause to be drafted a Technical Report for delivery to JAL; and

2.	the Right’s expiry date was extended from February 28, 2011 to March 4, 2011.

On March 4, 2011 the Company elected to exercise the Right by paying JAL $25,000, as required by the election procedure of the Amended and Restated Options Right Agreement. As a result of this election the Company entered into the Option Agreement with JAL.

The Options

As mentioned above, on March 4, 2011 the Company entered into the Option Agreement with JAL whereby the Company may acquire up to an 80% interest in the Voisey’s Bay West Project property, subject to a 2% NSR, in up to two phases. In phase one (the “First Option”), the Company would acquire a 55% interest in the Voisey’s Bay West Project property by, among other things:

1.	issuing to JAL, upon entry into the Option Agreement, 3,000,000 Shares;
2.	paying JAL a total of US$200,000 by December 31, 2013;
3.	issuing to JAL an additional 9,000,000 Shares by December 31, 2013;
4.	spending no less than US$4,000,000 in exploration expenditures on the Voisey’s Bay West Project property by December 31, 2013;
5.	upon notice of exercise of the First Option, but by no later than March 31, 2014, issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company;
6.	causing a pre-feasibility report pertaining to the Voisey’s Bay West Project property to be prepared by June 30, 2014; and
7.	causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2012.

Upon entry into the Option Agreement, the Company issued JAL 3,000,000 Shares pursuant to item 1 above.

Once the Company exercised the First Option, it could have then chosen to proceed with phase two (the “Second Option”), whereby the Company would acquire a further 25% interest (for an aggregate 80% interest) in the Voisey’s Bay West Project property by, among other things:

1.	paying JAL a total of US$400,000 by July 31, 2016;
2.	issuing to JAL an additional 10,000,000 Shares by July 31, 2015;
3.	upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;
4.	causing a feasibility report pertaining to the Voisey’s Bay West Project property to be prepared by December 31, 2016; and
5.	arranging for a semi-carried financing relating to the further development of the Voisey’s Bay West Project property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Voisey’s Bay West Project property and immediately form a joint venture with JAL to further explore and develop the Voisey’s Bay West Project property.

Additional Licences

On June 1, 2011 the Company announced the acquisition from JAL of an additional mining licence which has increased the Company’s land position under option at the Voisey’s Bay West Project property from 200 to 388 claims. This acquisition by the Company has increased the total area of the project from approximately 5,000 hectares to approximately 9,700 hectares.

The Amended Option Agreement

On December 21, 2011 the Company and JAL amended the terms of the Option Agreement (the “Amended Option Agreement”). Pursuant to the terms of the Amended Option Agreement, the conditions for acquiring the first of the two phases of the Options were changed such that the Company may exercise the First Option by, among other things:

1.	issuing to JAL, upon entry into the Option Agreement, 3,000,000 Shares (this has been completed);
2.	paying JAL a total of US$240,000 by December 31, 2014;
3.	issuing to JAL an additional 10,000,000 Shares by December 31, 2014;
4.	spending no less than US$4,000,000 in exploration expenditures on the Voisey’s Bay West Project property by December 31, 2014;
5.

issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company within five business days of such election or deemed election of the First Option, and by no later than March 31, 2015;

6.	causing a pre-feasibility report pertaining to the Voisey’s Bay West Project property to be prepared by June 30, 2015; and
7.	causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2013.

Once the Company has exercised the First Option, it may then choose to proceed with phase two (the “Second Option”), which was also amended on December 21, 2011, whereby the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Voisey’s Bay West Project property by, among other things:

1.	paying JAL a total of US$400,000 by July 31, 2017;
2.	issuing to JAL an additional 10,000,000 Shares by July 31, 2016;
3.

issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company within five business days of the notice of election of the Second Option, and by no later than December 31, 2017;

4.	causing a feasibility report pertaining to the Voisey’s Bay West Project property to be prepared by December 31, 2017; and
5.	arranging for a semi-carried financing relating to the further development of the Voisey’s Bay West Project property by December 31, 2017 and having the funding advanced to JAL by March 31, 2019.

Alec Lenec Memorial

As part of the Amended Option Agreement, the Company and JAL agreed on December 21, 2011 that in the event of one or more deposits being located or discovered on the Voisey’s Bay West Project property, the most significant of the deposits will be named the “Alec Deposit”, in memory of the late Alec Lenec whose persistence and belief in the Property led to its continued exploration. Also, the parties further agreed that should the Property be commercially mined, the mine itself will be named the “Alec Mine” in further honour of Alec.

Voisey’s Bay West Project Property Description

The Voisey’s Bay West Project property adjoins the west side of Vale Inco Newfoundland & Labrador Ltd.’s (“Vale Inco’s”) property (the “Voisey’s Bay discovery property”) which was purchased from Diamond Fields Resources Inc. and lies between 13.5 and 20 kilometers west of the main Voisey’s Bay discovery. The Voisey’s Bay West Project property is contiguous and covers an area of approximately 9700 hectares.

According to the publication entitled “Mineral Commodities of Newfoundland and Labrador – Nickel” available on the Government of Newfoundland and Labrador website, the Voisey’s Bay discovery property contains “a total resource of 100 million tones grading 1.94% nickel, 1% copper and 0.11% cobalt” (calculated from INCO estimates 2003). According to the Vale Inco news release dated June 11, 2002, within this deposit is the Ovoid deposit which contains “31 million tones of estimated proven reserves” which can be mined using open pit methods and “holds average grades of 2.9% nickel, 1.69% copper and 0.14% cobalt”.

The Voisey’s Bay West Project property is in part underlain by layered anorthosite of the Nain Plutonic Suite and has been intruded by NW-trending troctolite dykes. Rocks of troctolite composition (the Reid Brook Troctolite Intrusion) are host to the Ni-Cu-Co mineralization on the adjacent Voisey’s Bay discovery property.

Between 1995 and 1997 work programs were conducted on the Voisey’s Bay West Project property by Polymet Mining Corp. (formerly Fleck Resources Ltd.) and Emerick Resources Corp. (formerly Geocore Exploration Inc., formerly Anvil Resources Ltd.). This work included airphoto and satellite imagery studies, geological mapping, prospecting, geochemical soil and rock surveys, geophysical surveys consisting of ground magnetometer, VLF-EM, Horizontal Loop EM and airborne Dighem V EM surveys, and shallow diamond drilling.

During 1996, a total of 1,347 meters of diamond drilling were completed in shallow holes on the Property. The highest assay interval was from hole VW-1 which assayed, between 78 and 81.5 feet depth, 1844 ppm copper, 4693 ppm nickel, and 323 ppm cobalt.

The potential for the discovery of Voisey’s Bay discovery property style of mineralization exists on the Voisey’s Bay West Project property based on the following:

  the presence of compositionally-layered anorthosite and troctolite which underlies significant parts of the Voisey’s Bay West Project property;
  untested, coincident magnetic and VLF-EM anomalies and other geophysical targets; and
  highly-anomalous copper-nickel-cobalt geochemistry in hole VW-1.

Location and Accessibility

Project Location
LABRADOR
Voisey's Bay
West Property
018719M
017061M
016250M
016248M
VALE INCO NL
Voisey's Bay Ni-Cu-Co Discovery
Mineral Tenure Interest
Balaton Power Inc.
Vale Inco NL Ltd.
Other
0 2.5 5 7.5 10 Km
540000
550000
560000
570000

Mineral Tenure Interest, Voisey's Bay West Property

Access to the Voisey’s Bay West Project is from Nain, Labrador by float plane or helicopter, with the property being 40 kilometres from Nain by flight.

2010 Exploration Program

During December 2010 the Company’s exploration contractor, Geotech Ltd. (“Geotech”) completed an airborne VTEM geophysical survey on the Voisey’s Bay West Project property designed to target Nickel-Copper sulfide deposits similar to and along strike from the Voisey’s Bay discovery property deposit (the “2010 Survey”).

The Company’s consultants obtained the raw data of the 2010 Survey from Geotech and in early 2011 and completed a preliminary assessment of the information received. The results of these preliminary assessments were announced by the Company in a news release on March 4, 2011 and indicate that the data received from the 2010 Survey identifies multiple anomalies that warrant further analysis and investigation.

On March 12, 2012 the Company announced that it obtained the necessary approvals from the government of Newfoundland and Labrador to proceed with the next stage of exploration on the Voisey’s Bay West Project property. The Company will conduct ground electromagnetic and magnetic geophysical survey as a follow up to the VTEM airborne geophysical surveys completed in late 2010. This ground follow up program is designed to target the anomalies identified in the VTEM survey to confirm their location, existence, and to map the anomalies in greater detail and to greater depth in order to provide targets for drill testing.

As of the date of this Annual Report the Company is planning additional exploration activities on the Voisey’s Bay West Project Property.

C.             Organizational Structure

The following table shows the organizational structure of the Company’s significant subsidiaries.

The Company holds 100% of the voting securities of Continental Resources (USA) Ltd. (“CRL”).

D.             Property, Plants and Equipment

Gandhamardan Project

For a description of the Gandhamardan Project, see Item 4.B. “Business Overview - Gandhamardan Project.”

Voisey’s Bay West Project

For a description of the Voisey’s Bay West Project, see Item 4.B. “Business Overview – Voisey’s Bay West Project.”

ITEM 4A.             UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with the Company’s financial statements for the three years ended December 31, 2011 included elsewhere in this document, the section entitled “Information on the Company” in Item 4 of this document and with the section entitled “Risk Factors” in Item 3 of this document. The financial statements have been prepared in US GAAP, however, Note 2 of the annual financial statements included herein provides a reconciliation to CAN GAAP.

General Discussion

The Company has limited operations. The Company has no producing properties and, consequently, has no current operating income or cash flow from its mineral interests.

Prior to the acquisition of CRL in October 2002, the Company was in the business of constructing, installing and selling “low impact” run-of-the-river hydroelectric power production systems which incorporated a patent pending fish protective water inlet device. Following the acquisition of CRL in October 2002, the Company changed its focus from the Pisces Project to the exploration and development of the Gandhamardan Project and as of July 2010 the Company is also focusing its efforts on the Voisey’s Bay West Project. The Company is currently seeking approval from the Government in the State of Orissa to an agreement with OMC relating to the Gandhamardan Project and the Company is currently planning future exploration activities for the Voisey’s Bay West Project.

The Company’s financial statements accompanying this Annual Report are consolidated with the Company’s wholly owned subsidiary, CRL for the years 2011, 2010 and 2009. It is important to note that during the 2004 fiscal year the Company wrote off $1,145,163 and related liabilities of investment in the joint-venture company, COMPL, which was voluntarily dissolved. It is planned that CRL will incorporate another entity to enter into a revised agreement with OMC. As of the date of this filing, the Proposed Revised Joint Venture Agreement has yet to be finalized. The Company anticipates that CRL will enter into such revised agreement with OMC following obtaining the approval of the State Government of Orissa.

A.             Operating Results

Revenues and Expenses

The Company’s working capital (deficit) as at December 31, 2011 was ($640,842) compared with a working capital position of ($599,690) as at December 31, 2010. The increase in the working capital deficit is a result of operations of the company and its expenditures on the Company’s projects. General and administrative expenses in the period totalled $99,916 (2010 – $148,400) and professional fees totalled $101,068 (2010 – $196,497). Cash provided by financing activities for the period was $391,600 (2010 – $887,949). The net loss of the Company for the year ended December 31, 2011 was $228,984 or $0.00 per share compared with a net loss of $441,917 or $0.00 per share for the year ended December 31, 2010. Significant components of the current period’s loss were expenses related to professional fees of $101,068 (2010-$196,497), legal and accounting plus administration and general costs in the amount of $99,916 (2010 - $148,400), stock-based compensation expenses was nil (2010 - $78,257) and consulting fees and commissions of $4,000 (2010 - $11,487).

No revenues from the Company’s operations were reported in 2011 or 2010 and no significant revenues are anticipated in 2012. The Company plans to finance its operation and exploration cost by equity financing or joint venture arrangements.

Year Ended December 31, 2011

For the year ended December 31, 2011, the Company had a net loss of $228,984 or $0.00 per share compared to a net loss of $441,917 or $0.00 per share during the corresponding period in 2010. Stock-based compensation expense for this period was nil compared to $78,257 for the 2010. General and administrative costs decreased to $99,916 from $148,400 in 2010. Of the $99,916 incurred by the Company $51,000 was for management fees and $20,770 was incurred as travel expenses associated with Voisey’s Bay West Project. The decrease in general and administration costs were primarily due to no expenditures being made toward the Gandhamardan Project during the year compared to $84,389 incurred during 2010. Consulting fees and commissions in 2011 totalled $4,000 (2010 – $511,487) and professional fees totalled $101,068 (2010 - $196,497).

Year Ended December 31, 2010

For the year ended December 31, 2010, the Company had a net loss of $441,917 or $0.00 per share compared to a net loss of $255,954 or $0.00 per share during the corresponding period in 2009. Stock-based compensation expense for this period was $78,257 (2009 - $34,997). General and administrative costs increased to $148,400 from $86,958 in 2009. Of the $148,400 incurred by the Company $84,389 was expended toward the India Gandhamardan Project plus the overall increase in operating costs related to entering into the Options Right Agreement with JAL and subsequent contracts with its exploration contractors for exploration of the Voisey’s Bay West Project. Significant components of the increase in general and administration costs were from compensation for officers and directors, totalling $48,000 for 2010 compared to $31,000 resulting from management agreements entered into in October 2009. Consulting fees and commissions in 2010 totalled $11,487 (2009 – $50,500) and professional fees totalled $196,497 (2009 - $124,512).

The Company recorded forgiveness of debt in the amount of $nil for the period (2009 - $182,653), which was related to amounts payable to members of the Company’s former management from years prior to 2002. The Company has elected to write-down these amounts payable entirely due to the fact that there have been no claims by the parties related to the amounts owing.

In addition to the normal course expenditures made in 2009, the Company paid a settlement payment of $26,505 to VISA per the Settlement Agreement entered into in September 2009, with the total settlement amount recorded in that period being $111,640. During the period ended December 31, 2010, the Company did not any payments toward the balance owed to Visa during 2010.

The activities with VISA and the Voisey’s Bay West Project also led to an increase in professional fees in 2010, due largely to additional legal fees incurred on matters related to consummating agreements and settlements. CRL, the Company’s wholly-owned subsidiary, had expenditures in India in 2010 totalling $84,389 compared to expenditures of $43,309 incurred in 2009. Also included in the India expenditures are administrative costs associated with office operations and meetings with government officials.

Year Ended December 31, 2009

For the year ended December 31, 2009, the Company had a net loss of $255,954 or $0.00 per share compared to a net loss of $256,948 or $0.00 per share during the corresponding period in 2008. Stock-based compensation expense for this period was $34,997 (2008 - $nil). Write-down of investments totalled $nil in 2009 compared to $75,000 in 2008. Interest income was constant at $nil during the year compared to $nil in 2008. General and administrative costs decreased to $86,958 from $98,680 in 2008, as a result of management’s effort to settle matters with VISA, which brought focus away from development of the Property itself. Significant components of the general and administration costs included consulting fees and commissions of $50,500 (2008 – $nil) and professional fees of $124,512 (2008 - $83,268). Compensation for officers and director totalled $nil for 2009 and $nil for 2008.

The Company recorded forgiveness of debt in the amount of $182,653 for the period (2008 - $nil), which was related to amounts payable to members of the Company’s former management from years prior to 2002. The Company has elected to write-down these amounts payable entirely due to the fact that there have been no claims by the parties related to the amounts owing.

In addition to the normal course expenditures made in 2009, the Company paid a settlement payment of $26,505 to VISA per the Settlement Agreement entered into in September 2009, with the total settlement amount recorded in the period ($111,640). In late 2009, the Company focused on securing the approval from the Government of Orissa for the Joint Venture Agreement with OMC.

The activities with VISA also led to an increase in professional fees in 2009, due largely to additional legal fees incurred in India on matters related to consummating agreements and settlements, rather than conducting further geological and engineering studies. CRL, the Company’s wholly-owned subsidiary, had expenditures in India in 2009 totalling $43,309 compared to expenditures of $68,666 incurred in 2008. This change in expenditures relates to the fact that no engineering, geological or planning work was done on the Project during 2009. Also included in the India expenditures are administrative costs associated with office operations and meetings with government officials.

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

The Company relies on the cooperation of the Government Nunatsiavut and the Government of Newfoundland and Labrador and other governmental agencies for the development of the Voisey’s Bay West Project.

Foreign Currency Fluctuations and Inflation

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate improved in favour of the Canadian dollar during fiscal year 2011. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to both retain and attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

Plan of Operations

The Company’s plan of operations for the next twelve months is to focus on the exploration activities for the Voisey’s Bay West Project as well as seeking approval of the revised agreement with OMC from the Orissa Government on the Gandhamardan Project. The Company is planning additional expenditures on the Voisey’s Bay West Project to meet the expenditure requirements under its Option Agreement with JAL through a ground survey during the summer of 2012. The Company’s overhead is expected to range between $10,000 and $15,000 per month for professional and administrative cost.

The Company plans to raise additional working capital for its day-to-day operations and expenditures on both its projects, by way private placements of its common stock or through a joint venture arrangement. Significant funding will be required for the exploration and potential development of both of the Company’s projects. As of December 31, 2011, the Company had cash of $52,401 and a working capital deficit of $640,842.

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

B.             Liquidity and Capital Resources

As of December 31, 2011 the Company’s cash position was $52,401, compared to $32,357 as of December 31, 2010. Preliminary discussions are in progress to raise working capital. The Company had assets of $901,065 in 2011 of which $52,401 was in cash and assets of $436,198 of which $32,357 were in cash on December 31, 2010. The increase in assets is directly related to the Company’s investment in the Voisey’s Bay West Property. Net working capital was a deficit for the years ended December 31, 2011 of $640,842 and $559,610 for 2010.

The Company is not able to meet its financial commitments as they become due. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company. The Company is dependent on the proceeds of future financings to finance the exploration and potential development of the both its projects and its operations. Further funds will be required to develop the both the Company’s projects if they are determined to be economical.

The liabilities of the Company as of December 31, 2011 were $718,835, as compared to $666,584 as of December 31, 2010.

As of December 31, 2011, the Company had an accumulated deficit of $9,497,858, compared to $9,268,874 in 2010. This continued increase in Company’s accounted deficit was due to expenditures related to the Company’s two projects without offsetting revenues, which resulted in losses totalling $228,984 in 2011, compared with losses totalling $441,917 in 2010 and $255,954for 2009.

Recent Issuance of Securities

To clarify its initial announcement on March 24, 2010, the Company announced on March 25, 2010 that it intended to undertake a non-brokered private placement of up to 9,000,000 units at the price of $0.02 per unit for an aggregate gross proceeds of $180,000 (the “March 2010 Offering”). The proceeds of the March 2010 Offering were to be used for working capital. The completion of the March 2010 Offering was subject to the execution of definitive documentation with regulatory hold periods from the date of issuance. Each unit of the March 2010 Offering consisted of one common share of the Company and two common share purchase warrants of the Company, respectively an A Warrant and a B Warrant. Each A Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of one year after the closing date of the March 2010 Offering and each B Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of two years after the closing date of the March 2010 Offering.

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

On July 28, 2010 the Company announced that, further to its news releases of March 24 and March 25, 2010, it closed a non-brokered private placement and received gross proceeds of US$180,000 for a total of 9,000,000 units of the Company. Each unit consisted of one common share of the Company and two share purchase warrants (an “A Warrant” and a “B Warrant”, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2011 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2012. A finder’s fee was payable on a small portion of the placement.

On July 29, 2010 the Company announced that it intended to undertake a non-brokered private placement of up to 11 million units at the price of $0.03 per unit for an aggregate gross proceeds of $330,000 (the “July 2010 Offering”). Each unit of the Offering was to consist of one common share of the Company and one common share purchase warrants of the Company (“Unit”). Each warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.04 for a period of one year after the closing date of the July 2010 Offering. Up to 5.5 million of the unit shares were to be designated as Flow-Through Shares for the purposes of the Income Tax Act (Canada), at a price of $0.3 per Flow Through Share. The proceeds of the July 2010 Offering were used for working capital.

On July 29, 2010 the Company further announced that it arranged a convertible loan in the amount of $90,000 for a term of 24 months. The loan will bear simple interest of 10%, payable upon the earlier of maturity or conversion. Upon prior notice to the Company, the loan is convertible into units of the Company at a deemed price of $0.03 per unit, each unit consisting of one common share and one common share purchase warrant entitling the holder to acquire an additional common shares at $0.04 per share, exercisable for a period expiring one year from the conversion date of the loan.

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

On July 29, 2011 the Company announced that it closed the final tranche of its non-brokered private placement announced July 29, August 4, and October 4, 2010 (proceeds of $72,000 from the sale of 2,300,000 flow-through Units and 100,000 non-flow through Units). Each warrant is exercisable to purchase one additional Common Share at an exercise price of US$0.04 until July 25, 2012. Further, the securities sold pursuant to the final tranche are subject to a hold period expiring November 26, 2011.

On November 16, 2011 the Company announced that it intended to undertake a non-brokered private placement of up to 6,000,000 units at the price of $0.03 per unit for an aggregate gross proceeds of $180,000 (the “November 2011 Offering”). Each unit will consist of one common share of the Company and one common share purchase warrant of the Company. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of $0.035 for a period of one year from the closing date of the Offering. Up to 3,000,000 of the unit shares were to be designated as Flow-Through Shares for the purposes of the Income Tax Act (Canada), at a price of $0.03 per Flow Through Share. The Company may pay a finder’s fee on funds raised from certain subscribers. The completion of the Offering is subject to the execution of definitive documentation with investors. Insiders of the Company are participating in the private placement. Closing of the private placement is subject to the completion of subscription agreements with the investors. All securities held in connection with the private placement will be subject to a minimum four month hold period. The funds will be used for exploration and development of the Voisey’s Bay West Project property and working capital.

On January 10, 2012, the Company announced an increase to the November 2011 Offering from 6,000,000 units to 34,000,000 units and amended the price from $0.03 per unit to $0.025 per unit, for aggregate proceeds of $85,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of $0.035 for a period of 18 months from the closing date of the Offering. Up to 8,000,000 of the unit shares may be designated as Flow-Through Shares for the purposes of the Income Tax Act (Canada).

On March 19, 2012, the Company announced that it closed the previously announced non-brokered private placement and received proceeds of $85,000 from the sale of 3,400,000 Units of the Company. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant is exercisable to purchase one additional common share at an exercise price of $0.035 until September 13, 2013.

As of the date of this filing, the Company had outstanding obligations to issue up to 16,600,000 common shares, an aggregate of 14,800,000 common shares pursuant to share purchase warrants at a price ranging from $0.03 to $0.04, and expiring between July 25, 2012 and July 27, 2012, and an aggregate of 1,800,000 common shares pursuant to stock options at a price ranging from $0.04 to $0.065 per share, and expiring between October 6, 2013 and August 6, 2015. The stock options have all been issued under the Company’s share option plans.

Critical Accounting Policies

The Company’s financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP"), which affect the Company, is contained in Note 2 of the financial statements.

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

C.             Research and Development, Patents and Licenses, etc.

Not applicable.

D.             Trend Information

The Company and the Company’s subsidiary, CRL, continue to have capital requirements in excess of their current resources. As the Company and CRL continue to explore and develop the Gandhamardan Project and the Voisey’s Bay West Project, they will continue to have increased expenses and corresponding losses. Currently and for the foreseeable future, the Company’s only source of working capital is from the sale of its securities.

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

E.             Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.             Tabular Disclosure of Contractual Obligations

	Payments due by period
		Less Than	One to Three	Three to	More than
Contractual Obligations	Total	One Year	Years	Five Years	Five Years
Related Party Accounts Payable(1)	9,512	9,512	-	-	-

(1)	The accounts payable consists of $9,512 due to companies controlled by a shareholder of the Company with no stated terms.

G.             Safe Harbour

The safe harbour provided in Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

Michael Rosa, Director, President and Chief Executive Officer

Michael Rosa, age 78, who resides in Langley, British Columbia, Canada, has served as director of the Company since January 2003. Mr. Rosa is an experienced corporate director and has been involved in natural resource projects and other entrepreneurial activities. Mr. Rosa drilled 17 oil wells in Texas and has been involved in two gold projects (one in Oregon and the other in British Columbia). His resource experience is beneficial in assisting the Company in the development of the Gandhamardan Project and also in evaluating other resource projects that may be presented to the Company. Mr. Rosa is not an officer or director of any other company.

Except in his present capacity with the Company, Mr. Rosa has not within the past five years been an officer and/or director of a public company.

Paul Preston – Director and Chief Financial Officer

Paul Preston, age 78, who resides in Abbotsford, British Columbia, Canada, has served as director and CFO of the Company since April 2009. Mr. Preston is an experienced corporate director and has been an administrator for both public and private companies. He also has experience with property management. Mr. Preston was previously the president of a publically traded mining exploration company and this experience, combined with his administrative experience, is beneficial to the Company. Mr. Preston is also the director of a private company that is involved in the construction industry.

Except in his present capacity with the Company, Mr. Preston has not within the past five years been an officer and/or director of a public company.

Nicole Bouthillier, Director

Nicole Bouthillier, age 61, has been an independent business consultant in Montreal since 2001. Prior to starting her own consulting business she worked for Scotia McLeod as an Investment Executive starting with them in 1987. Ms. Bouthillier became a director of the Company in November 2005.

Except in her present capacity with the Company, Ms. Bouthillier has not within the past five years been an officer and/or director of a public company.

B.             Compensation

On October 1, 2009 the Company entered into management services contracts with Mr. Rosa and Mr. Preston (see “Material Contracts”). Prior to this the Company had no standard arrangement pursuant to which officers are compensated by the Company for their services in their capacity as officers other than the unissued shares reserved for the grant of stock options. Total consideration of $48,000 was paid and accrued to officers of the Company during the Company’s financial year ended December 31, 2010, compared with $31,000 payable to directors and/or officers during the Company’s financial year ended December 31, 2009. As of the date of this filing, $63,250 of such compensation to the Company’s officers and directors remains outstanding.

The Company intends to form a compensation committee when working capital is sufficient to carry on the Company’s operations to consider compensation to management, officers and directors.

The Company’s shareholders approved at the Annual General Meeting in August 2005 the issuance of options to the Company’s officers and directors to purchase 400,000 common shares at $0.25 expiring on August 21, 2010. During 2010, 200,000 of such shares have expired and no options were exercised.

On August 9, 2010, the board of directors approved the issuance of options to the Company’s officers and directors to purchase 1,100,000 shares at $0.05 expiring on August 6, 2015.

Summary Compensation Table

During the Company’s financial year ended December 31, 2011, the aggregate direct remuneration payable to the Company’s directors and executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $51,000. The compensation paid to the Company’s directors and officers during the most recently completed financial year is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Michael Rosa President and Chief Executive Officer, Director	2011	30,000	Nil	Nil	Nil	Nil	Nil	Nil
Paul Preston Chief Financial Officer, Director	2011	21,000	Nil	Nil	Nil	Nil	Nil	Nil
Nicole Bouthillier Director	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil

No stock options were exercised during 2011. See “Share Ownership” below for more information on the Company’s outstanding stock options.

C.             Board Practices

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Mr. Rosa has served as director of the Company since January 2003. Ms. Bouthillier joined the Company’s Board of Directors in November 2005. Mr. Preston has served as a director and officer since April 2009. The Company’s officers are appointed by the Board of Directors after each annual meeting of the Company’s shareholders and hold office until their death, or until they resign or have been removed from office. The Company has an audit committee that operates under the terms of the Company’s audit charter, on which Michael Rosa, Paul Preston and Nicole Bouthillier are members. The Company currently does not have a compensation or executive committee. There are no director service contracts that provide for benefits upon termination.

D.             Employees

The Company has no employees other than its officers and directors. The Company has two directors/officers involved in management and administration of the Company, Mr. Michael Rosa and Mr. Paul Preston, both of which have entered into management consulting contracts with the Company (see “Material Contracts”).

E.             Share Ownership

Common Shares

Security Holdings of Directors and Officers

Name of Insider	Shares owned or beneficially controlled	Percentage of 143,746,070 outstanding common shares as of the date of this filing
Michael Rosa	438,000(1)	(4)
Paul Preston	423,000(3)	(4)
Nicole Bouthillier	50,000 (2)	(4)
TOTAL:	911,000

(1)	In addition, Mr. Rosa holds 200,000 options with an exercise price of US$0.065 expiring on August 20, 2014 and 400,000 options with an exercise price of US$0.05 expiring on August 6, 2015.
(2)	In addition, Ms. Bouthillier holds 100,000 options with an exercise price of US$0.065 expiring on August 20, 2014 and 300,000 options with an exercise price of US$0.05 expiring on August 6, 2015.
(3)	In addition, Mr. Preston holds 200,000 options with an exercise price of US$0.065 expiring on August 20, 2014 and 400,000 options with an exercise price of US$0.05 expiring on August 6, 2015.
(4)	Less than 1%.

Options:

The following chart details all outstanding options as of the date of this filing:

Under the 2010 Stock Option Plan
Name of Officer/Director	Amount of Securities	Exercise Price	Expiration Date For Options	Percentage of Total Options Issued
Michael Rosa	200,000	US$0.065	August 20, 2014
	400,000	US$0.05	August 6, 2015	33.33
Nicole Bouthillier	100,000	US$0.065	August 20, 2014
	300,000	US$0.05	August 6, 2015	22.22
Paul Preston	200,000	US$0.065	August 20, 2014
	400,000	US$0.05	August 6, 2015	33.33
Total	1,600,000		-

Stock Option Plans and Long-Term Incentive Plan Awards

At the Company’s annual general meeting held on December 22, 2010, the Company adopted a new stock option plan (the “Option Plan”) to replace its 2004 Stock Option Plan. The Company has not in the past adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company’s officers and directors other than as described herein. However, the Company has granted incentive stock options on an individual basis to provide compensation for performance.

2010 Stock Option Plan

In 2004 the shareholders of the Company approved the adoption of the 2004 stock option plan (the “2004 Plan”). The 2004 Plan was a fixed plan in which 3,000,000 Common Shares were reserved for issuance.

Considering that the Company may pursue a listing on a Canadian stock exchange and that the policies of such exchange will likely require all of its listed companies to have a stock option plan if the Company intends to grant options; and, in order to increase the flexibility of the Company to provide incentives to directors, officers, employees, management and others who provide services to the Company, the Board approved a new rolling share option plan (the “Option Plan”) on November 1, 2010 to replace the Existing Plan. The Option Plan requires shareholder approval for continuation at every annual meeting of the Company by ordinary resolution and was approved for adoption at the Company’s 2010 AGM held in December 2010.

The Option Plan, is a rolling plan, and a maximum of ten percent (10%) of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding under the New Plan, are reserved for options to be granted at the discretion of the Board to eligible optionees (an “Optionee”). When the Option plan was approved at the 2010 AGM, all outstanding options under the 2004 Plan were rolled into and deemed granted under the Option Plan.

The Option Plan is subject to the following restrictions:

(a)

The Company must not grant an option to any one director, employee, consultant, or consultant company (the “Service Provider”) in any twelve (12) month period that exceeds five percent (5%) of the outstanding shares, unless the Company has obtained by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders’ meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates (“Disinterested Shareholder Approval”);

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

(e)

if an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

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

The Committee

The Option Plan provides for the granting by a committee of the Board of Directors of the Company (the “Committee”) who will be Option Plan administrators of Options to directors, officers, employees and consultants of the Company. The Committee administers and interprets the Option Plan and has authority to grant Options to all eligible persons.

Stock Subject To The Option Plan

The total number of common shares allotted and reserved for issuance under the Option Plan is a maximum of ten percent (10%) of the issued and outstanding Common Shares of the Company at the time of the grant of common share purchase options. At the time of this filing, a total of 14,374,607 common shares were available for option grants pursuant to the Option Plan. Such common shares will be reserved for Options to be granted at the discretion of the Committee. Options to purchase an aggregate of 1,800,000 common shares, representing 1.25% of the issued and outstanding capital as of the date hereof, have been granted under the Option Plan and are outstanding as of the date of this filing, leaving a balance of 12,574,607 available for further grants.

On August 6, 2010, the board of directors approved the issuance of options to the Company’s officers and directors to purchase 1,100,000 shares at $0.05 expiring on August 6, 2015.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

Perial Ltd. holds 25,000,000 common shares or 17.39% of all issued and outstanding shares as of the date of this filing. There are currently no agreements in place that could result in a change of control of the Company. The common shares held by Perial do not have different voting rights than those held by other shareholders. As of the date of this filing, the total number of common shares held by US residents is 43,960,414, or 30.22% of all issued and outstanding common shares of the Company, with such shares being held by 119 record holders. As of the date of this filing, the total number of common shares held by Canadian residents is 98,025,001, or 68.19% of all issued and outstanding common shares of the Company, with such shares being held by 255 record holders.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company’s common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class as of the date of this filing
Perial Ltd. 191 Eglinton Avenue East Suite 302 Toronto, Ontario Canada M4P 1K1	25,000,000	Shareholder	17.39%

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

  At December 31, 2011, the Company had outstanding payables to related parties for services rendered totalling $9,512 and for 2010, 9,512.

C.             Interests of Experts and Counsel

Not applicable.

ITEM 8.               FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

See Item 17 “Financial Statements” and Item 3.A “Selected Financial Data” of this Form 20-F.

Legal Proceedings

Other than as disclosed herein, no material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any director or officer of the Company in his or her capacity other than as disclosed herein.

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company’s former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year, 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year (or a total of 15% of the total outstanding shares of the Company after three years). The term of the agreement was from June 30, 2000 to May 31, 2003. The Company had the right to terminate the agreement for just cause or for any act or omission that was a breach under the agreement that was not remedied within thirty days. It was also a term of the agreement that Mr. Brown could be terminated for cause. On February 12, 2001, Mr. Brown was terminated for cause. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract was in full force and effect. On September 1, 2005 the Company entered into a Settlement Agreement with Mr. Brown, under which the Company agreed to pay Mr. Brown $100,000 in cash consideration and a sum or sums equal to .5% (one half of one percent) of any payment, proceeds or other consideration directly or indirectly received by the Company or any of its subsidiaries or affiliates relating to the sale or production from the Gandhamardan Project. The .5% of the proceeds continues until Mr. Brown receives $5,000,000 in total consideration in addition to the $100,000 in cash. The Company paid Mr. Brown the $100,000 in two equal payments with the first payment of $50,000 in October 2005 and the second payment of $50,000 in May 2006. Management of the Company does not view this contingent liability as a major detriment to the Company’s overall performance.

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

On March 10, 2009, the Company received a letter from Balaton Power Corporation S.A. (“BSA”), the patent holder and licensor to the Company, regarding its position that the Company was in default of the conditions of the licensing agreement between the parties (see “Material Contracts”). The Company and BSA have been in discussions regarding the licensing agreement and the March 10, 2009 letter, but the Company is no longer pursuing this interest in the Pisces Process. There can be no assurances that the Company will continue to hold an interest in the Pisces Process as a result of the outcome of the discussions. An adverse outcome in the discussions is not expected to have a material adverse effect on the Company’s business, financial condition or results of operations.

On July 17, 2009, upon filing of the required records by the Company, the British Columbia Securities Commission (the “Commission”) granted a full revocation of the cease trade order issued by the Commission against the Company dated May 12, 2009 (the “2009 CTO”). The 2009 CTO had been imposed by the Commission due to deficiencies identified in the Company’s filings for the year ended December 31, 2008. All of the Company’s continuous disclosure documents can be reviewed on SEDAR.

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

On May 10, 2010, the Commission issued a cease trade order against the Company relating to the Company’s failure to file continuous disclosure prescribed by securities law (the “2010 CTO”). On July 8, 2010, upon filing of the required records by the Company, the British Columbia Securities Commission (the “Commission”) granted a full revocation of the 2010 CTO.

On May 10, 2011 the Commission issued a cease trade order against the Company relating to the Company’s failure to file continuous disclosure prescribed by securities law (the “2011 CTO”). On June 23, 2011, upon filing of the required records by the Company, the Commission granted a full revocation of the 2011 CTO.

On May 8, 2012 the Commission issued a cease trade order against the Company relating to the Company’s failure to file continuous disclosure prescribed by securities law (the “2012 CTO”). As of the date of this filing, the Company is endeavouring to file such required continuous disclosure to obtain a revocation of the 2012 CTO from the Commission.

Except as otherwise mentioned above, the Company met its obligations in each of the above mentioned settlements in a timely manner.

Dividends Policy

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B.             Significant Changes

None.

ITEM 9.               THE OFFER AND LISTING

A.             Offer and Listing Details

For the five most recent full financial years, the annual high and low market prices for the Company’s common stock were as follows in U.S. Dollars:

	2011	2010	2009	2008	2007

High (U.S. $)	$0.1040	$0.105	$0.22	$0.23	$0.50

Low (U.S. $)	$0.0215	$0.031	$0.01	$0.01	$0.16

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows

			2011				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

High (U.S. $)	$0.104	$0.080	$0.0600	$0.044	$0.090	$0.049	$0.095	$0.1050

Low (U.S. $)	$0.045	$0.041	$0.0215	$0.0265	$0.031	$0.035	$0.034	$0.0316

For the most recent six months, the high and low market prices for each month for the Company’s common stock were as follows:

	May 2012	April	Mar	Feb	Jan 2012	Dec
		2012	2012	2012		2011

High (U.S. $)	$0.030	$0.035	$0.045	$0.0430	$0.047	$0.0375

Low (U.S. $)	$0.006	$0.020	$0.030	$0.0305	$0.031	$0.0281

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

Stock Exchange Agreement dated September 30, 2002

On September 3, 2002 the Company entered into an agreement to acquire 100% of CRL from Perial in consideration for 33,000,000 common shares of the Company. 25,000,000 of these shares were issued to Perial and 8,000,000 were issued as a finder’s fee. The transaction was completed on October 31, 2002 and resulted in a change of control of the Company and the focus of the Company’s business on the Gandhamardan Project. See “Information on the Company” for a description of this transaction.

Settlement Agreement and Mutual Release of Claims dated September 23, 2009

On September 23, 2009, CRL, the Company’s wholly-owned subsidiary, and VISA entered into a settlement and mutual release agreement (the “Settlement Agreement”) dated September 23, 2009. Among other things, the Settlement Agreement provides that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005, under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

Purchase of Options Right Agreement dated July 27, 2010 and amended March 3, 2011

On July 27, 2010, the Company and JAL entered into a purchase of rights option agreement (the “Options Right Agreement”) with JAL pursuant to which the Company purchased the right (the “Right”) to enter into an option agreement with JAL and obtain two property options relating to three mineral rights licences comprising 200 claims and approximately 5,000 hectares comprising the Voisey’s Bay West Project. On March 4, 2011 the parties entered into an amended and restated purchase of rights option agreement to amend the Options Rights Agreement (the “Amended and Restated Purchase of Options Right Agreement”).

Option Agreement dated March 4, 2011

On March 4, 2011 the Company elected to exercise the Right as provided under the Options Right Agreement, as amended, made the required payment to JAL and entered into an option agreement (the “Option Agreement”) with JAL pursuant to which the Company can acquire up two property options to an undivided an 80% interest in the Voisey’s Bay West Project. The Option Agreement was amended on December 21, 2011 (see “The Amended Option Agreement – Voisey’s Bay West Project”).

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

To the best of the Company’s knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock. Any such remittance to United States’ residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the ICA provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

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

(d)	direct acquisition of control of an existing Canadian business with assets of $281 million dollars or more by a WTO investor; and

(e)	investments in prescribed areas related to cultural heritage or national identity where the discretionary authority to review is exercised

E.             Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more Common Shares of the Company, and who at all material times and for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with the Company, holds all Common Shares solely as capital property, is a nonresident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.

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

Disposition

A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless the U.S. Holder is entitled to relief under the Treaty. For this purpose, the U.S. Holder’s capital gain (or loss) from a disposition or deemed disposition of a Common Share is the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the U.S. Holder’s adjusted cost base of the Common Share for purposes of the Tax Act and any reasonable expenses of disposition. Absent Treaty relief, one-half of any capital gain so realized is included in computing the U.S. Holder’s income for purposes of the Tax Act.

A U.S. Holder may generally qualify for relief under the Treaty in respect of such tax on such capital gain if and provided that the value of shares of the Company is not derived principally from real property situated in Canada at the relevant time. Management believes that the value of the Company’s common shares is not currently derived principally from real property situated in Canada.

A U.S. Holder wishing to claim any such applicable Treaty relief should consult with the U.S. Holder’s own tax advisors regarding the procedure for claiming the relief in a relevant Canadian tax return reporting the disposition or deemed disposition. In addition, notwithstanding any potentially applicable Treaty relief, a disposition or deemed disposition of Common Shares is subject to certain tax clearance certificate and withholding procedures that should also be discussed with the U.S. Holder’s own tax advisors in advance of a disposition.

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

F.             Dividends and Paying Agents

Not applicable.

G.             Statement by Experts

Not applicable.

H.             Documents on Display

Exhibits attached to this Annual Report are also available for viewing at the offices of the Company at Suite 206, 20257 54th Avenue, Langley, British Columbia V3A 3W2 or on request of the Company at the same address, attention: Corporate Secretary. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com, and copies of the Company’s continuous disclosure under the U.S. Exchange Act are available for viewing on the internet at www.sec.gov.

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

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.             CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010, pursuant to Rule 13a-15(b) promulgated under the Exchange Act. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2010.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our management's report is not subject to attestation by the Company’s registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes during the period covered by this Annual Report in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ending December 31, 2011	Year ending December 31, 2010
Audit fees	$30,000	$32,161
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees billed	$30,000	$32,161

A.             Audit Fees

Audit fees were for professional services rendered by the Company’s auditors, for the audit of the Company's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

B.             Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above.

C.             Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

D.             All Other Fees

Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.           CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s audited financial statements for the years ended December 31, 2011, 2010 and 2009, including the following:

1.	Report of Independent Registered Public Accounting Firm.

2.	Consolidated Balance Sheets as at December 31, 2011 and December 31, 2010.

3.	Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009.

4.	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009.

5.	Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2011, 2010 and 2009.

6.	Notes to the Consolidated Financial Statements.

ITEM 18.             FINANCIAL STATEMENTS

Not applicable.

ITEM 19.             EXHIBITS

The following financial statements, related schedules and exhibits are included in this Annual Report:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
4.1	Stock Exchange Agreement dated September 30, 2002 between Balaton Power Inc. and Perial Ltd.(1)
4.2	Stock Option Plan dated for reference November 1, 2010(3)
4.3	Settlement and Mutual Release Agreement dated September 23, 2009 between Continental Resources (USA) Ltd. and VISA International Ltd. (2)
4.4	Purchase of Options Right Agreement dated July 27, 2010, as amended and restated March 3, 2011, between Balaton Power Inc. and JAL Exploration Inc. (3)
4.5	Option Agreement dated March 4, 2011 between Balaton Power Inc. and JAL Exploration Inc. (3)
4.6	Management Services Agreement dated effective October 1, 2009 between Balaton Power Inc. and Michael Rosa(2)
4.7	Management Services Agreement dated effective October 1, 2009 between Balaton Power Inc. and Paul Preston(2)
4.8	Amended and Restated Option Agreement dated December 21, 2011 between Balaton Power Inc. and JAL Exploration Inc.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(4)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(4)
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(4)

(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (SEC File No. 000-32255) filed on July 15, 2004, and incorporated by reference herein.

(2)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (SEC File No. 000-32255) filed on June 28, 2010, and incorporated by reference herein.

(3)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

(4)	Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BALATON POWER INC.

/s/ Paul Preston
Paul Preston
Chief Financial Officer

DATED: May 31, 2012

BALATON POWER INC.

Consolidated Financial Statements
(Expressed in US Dollars)

December 31, 2011 and 2010

Balaton Power Inc.
Consolidated Financial Statements
(Expressed in US Dollars)
Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Balaton Power, Inc.
Langley, British Columbia, Canada

We have audited the accompanying consolidated balance sheets of Balaton Power, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. Balaton Power Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Balaton Power, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has no revenues from operations and has substantial accumulated deficit and working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The 2011 and 2010 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KWCO, PC

KWCO, PC
(formerly Killman, Murrell & Company, P.C.)
Odessa, Texas
June 1, 2012

Balaton Power Inc.
Consolidated Balance Sheets
As at December 31, 2011 and 2010
(Expressed in US Dollars)

	2011	2010
ASSETS

Current
Cash	$52,401	$32,357
Accounts receivable	25,592	34,537

Total current assets	77,993	66,894
Voisey's Bay property	823,072	369,304

Total assets	$901,065	$436,198

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current
Accounts payable and accrued liabilities	$415,323	$417,072
Accounts payable - related parties	9,512	9,512
Convertible debentures payable (Note 12)	240,000	-
Share subscriptions received	54,000	-

Total current liabilities	718,835	426,584
Convertible debentures payable (Note 12)	-	240,000

Total current liabilities	718,835	666,584

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock, no par value, unlimited shares authorized, 137,846,070 and 123,941,070 shares issued and outstanding, respectively	6,630,848	6,024,026
Additional paid in capital	3,049,240	3,014,462
Deficit	(9,497,858)	(9,268,874)

Total stockholders' equity (deficit)	182,230	(230,386)

Total liabilities and stockholders' equity (deficit)	$901,065	$436,198

Approved by the Board

Director "Paul Preston"	Director "Michael Rosa"

"Signed"	"Signed

Balaton Power Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2011, 2010 and 2009
(Expressed in US Dollars)

	2011	2010	2009

Revenue	$-	$-	$-

Expenses
Professional fees	101,068	196,497	124,512
Administration and general	99,916	148,400	86,958
Stock based compensation	-	78,257	34,997
Consulting fees	4,000	11,487	50,500
Lawsuit settlement	-	-	111,640

	204,984	434,641	408,607

Other income (expense)	(204,984)	(434,641)	(408,607)

Interest expense	(24,000)	(7,276)	-
Forgiveness of debt	-	-	182,653

Net loss	$(228,984)	$(441,917)	$(225,954)

Loss per common share - Basic and diluted	$0.00	$0.00	$0.00

Weighted average number of common shares outstanding	132,203,153	107,322,737	87,817,209

Balaton Power Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011, 2010 and 2009
(Expressed in US Dollars)

	2011	2010	2009

Operating activities
Net loss	$(228,984)	$(441,917)	$(225,954)
Adjustment to reconcile net loss to net cash used in operations
Stock based compensation	-	76,757	34,997
Stock issued for finder's fees	-	1,500	-
Stock issued for consulting	4,000	-	-
Forgiveness of debt	-	-	(182,653)
Changes in operating assets and liabilities
Accounts receivable	8,947	(31,536)	-
Accounts receivable - related parties	-	28,906	-
Accounts payable and accrued liabilities	(1,751)	60,510	163,104
Accounts payable - related parties	-	(313,506)	(84,591)

Cash used in operating activities	(217,788)	(619,286)	(295,097)

Investing activities
Voisey's Bay investment	(153,768)	(249,304)	-

Cash used in investing activities	(153,768)	(249,304)	-

Financing activities
Cash overdraft	-	-	(75)
Convertible debentures	-	240,000	-
Common stock sold	72,000	512,949	210,000
Warrants exercised	265,600	135,000	98,170
Share subscriptions received	54,000	-	-

	391,600	887,949	308,095

Net increase	20,044	19,359	12,998
Cash, beginning of year	32,357	12,998	-

Cash, end of year	$52,401	$32,357	$12,998

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$-	$-	$-
Cash paid during the year for interest	$-	$1,161	$-

Balaton Power Inc.
Consolidated Statement of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2011, 2010 and 2009
(Expressed in US Dollars)

	Common Shares		Paid-in	Accumulated
	Number	No Par Value	Capital	(Deficit)	Total

Balances as of December 31, 2008	83,453,737	$5,537,404	$2,251,710	$(8,601,003)	$(811,889)
Share units issued in private placement	7,000,000	36,288	173,712	–	210,000
Shares issued in settlement of debt	2,000,000	8,105	51,895	–	60,000
Shares issued in exercise of warrants	3,272,333	98,170	–	–	98,170
Stock-based compensation	–	–	34,997	–	34,997
Net (loss) for the year ended December 31, 2009	–	–	–	(225,954)	(225,954)

Balance as of December 31, 2009	95,726,070	5,679,967	2,512,314	(8,826,957)	(634,676)
Share units issued in private placement for cash (net of finders’ fees)	20,665,000	88,593	424,357	–	512,950
Shares issued per JAL agreement	3,000,000	120,000	–	–	120,000
Shares issued in exercise of warrants	4,500,000	135,000	–	–	135,000
Stock-based compensation	–	–	76,757	–	76,757
Finders’ fees	50,000	466	1034	–	1,500
Net (loss) for the year ended December 31, 2010	–	–	–	(441,917)	(441,917)

Balance as of December 31, 2010	123,941,070	6,024,026	3,014,462	(9,268,874)	(230,386)
Shares issued per Voisey’s Bay Option agreement	3,000,000	300,000	–	–	300,000
Shares issued in exercise of warrants	8,405,000	265,600	–	–	265,600
Shares issued in private placements for cash	2,400,000	37,222	34,778	–	72,000
Shares issued to a consultant	100,000	4,000	–	–	4,000
Net (loss) for the year ended December 31, 2011	–	–	–	(228,984)	(228,984)

Balance as of December 31, 2011	137,846,070	$6,630,848	$3,049,240	$(9,497,858)	$182,230

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

1.	Incorporation and nature of operations

Balaton Power, Inc. ("Balaton" or the "Company") was incorporated under the British Columbia Business Corporation Act under the laws of the Province of British Columbia on June 25, 1986. On October 31, 2002, Continental Resources (USA) LTD. (“CRL”) became a wholly-owned subsidiary of Balaton. CRL was originally incorporated in July of 1997 under the laws of the State of Delaware, USA and was reincorporated in July of 2004 under the laws of the state Nevada, USA.

The Company's principal business is focused on the exploration of a bauxite deposit in the State of Orissa in India and the exploration of its Voisey Bay property in northern Labrador, Canada. The Company is currently seeking approval from the State of Orissa Government for a joint venture agreement relating to the bauxite deposit.

2.	Basis of presentation and going concern uncertainty

The accompanying consolidated financial statements include the accounts of Balaton and CRL (collectively the “Company”). All inter-company balances and transactions have been eliminated in consolidation.

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

Going concern uncertainty

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

3.	Significant accounting policies

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

Earnings (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income (loss) per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method. However, if it is anti-dilutive, the dilutive effect of the stock options is not included in the calculation of diluted net income (loss) per share. Stock options with exercise prices exceeding current market prices that were excluded from the computation of net income (loss) per share amounted to approximately 1,800,000 shares, 1,600,000 shares and 700,000 shares for the fiscal year ended December 31, 2011, 2010 and 2009 respectively.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

3.	Significant accounting policies (cont'd)

Foreign currency translation

The Company uses the United States Dollar as its functional currency. The Company accounts for foreign currency transactions in accordance with ASC 830, “Foreign Currency Matters” (ASC 830). Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at the historical rates in effect when the assets were acquired or obligations incurred. Transactions occurring during the period are translated at rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in operations.

Fair value of financial instruments

ASC 820 “Fair Value Measurements and Disclosures” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

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

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Pursuant to ASC 820, the fair value of our cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table illustrates the classification of the Company's financial instruments recorded at fair value within the fair value hierarchy as at December 31, 2011 and 2010:

2011
	Level 1	Level 2	Level 3	Total

Stock warrants	$–	$34,778	$–	$34,778
Common shares	304,000	–	–	304,000

2010

Stock warrants	–	425,391	–	425,391
Stock options	–	76,757	–	76,757
Common shares	120,466	–	–	120,466

There were no financial instruments categorized in Level 3 for the years ended December 31, 2011 and 2010. There were no transfers between levels during fiscal year 2011. The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

3.	Significant accounting policies (cont'd)

Currency risk

The Company's property interests in India and Canada make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the US Dollar, the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

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

Income taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, "Income Taxes". The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

3.	Significant accounting policies (cont'd)

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"). ASU 2011-11 enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. ASU 2011-11 is not expected to have a material impact on the Company's financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08 ("ASU 2011-08"), which updates the guidance in ASC Topic 350, Intangibles – Goodwill & Other. The amendments in ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than fifty percent. If, after assessing the totality of events or circumstances, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments in ASU 2011-08 include examples of events and circumstances that an entity should consider in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. However, the examples are not intended to be all-inclusive and an entity may identify other relevant events and circumstances to consider in making the determination.

The examples in this ASU 2011-08 supersede the previous examples under ASC Topic 350 of events and circumstances an entity should consider in determining whether it should test for impairment between annual tests, and also supersede the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to perform the second step of the impairment test. Under the amendments in ASU 2011-08, an entity is no longer permitted to carry forward its detailed calculation of a reporting unit's fair value from a prior year as previously permitted under ASC Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. ASU 2011-08 is not expected to have a material impact on the Company's financial position or results of operations.

In May 2011, the FASB issued Accounting Standards Update 2011-04 ("ASU 2011-04"), which updated the guidance in ASC Topic 820, Fair Value Measurement. The amendments in ASU 2011-04 generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments in ASU 2011-04 are to be applied prospectively. For public entities, the amendments are effective for interim and annual periods beginning after December 15, 2011, and early application is not permitted. ASU 2011-04 is not expected to have a material impact on the Company's financial position or results of operations.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

3.	Significant accounting policies (cont'd)

New Accounting Pronouncements (cont'd)

In December 2010, the FASB issued ASU 2010-29, "Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"). The amendments in ASU 2010-29 affect any public entity as defined by ASC Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in ASU 2010-29 specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the Company's results of operations or financial condition.

In December 2010, the FASB issued ASU 2010-28, "Intangibles — Goodwill and Other (ASC Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"). The amendments in ASU 2010-28 modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

For public entities, the amendments in ASU 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 did not have a material impact on the Company's results of operations or financial condition.

In April 2010, the FASB issued ASU 2010-17, "Revenue Recognition — Milestone Method" ("ASU 2010-17"). ASU 2010-17 provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The following criteria must be met for a milestone to be considered substantive: the consideration earned by achieving the milestone should (i) be commensurate with either the level of effort required to achieve the milestone or the enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor's performance to achieve the milestone; (ii) be related solely to past performance; and (iii) be reasonable relative to all deliverables and payment terms in the arrangement. No bifurcation of an individual milestone is allowed and there can be more than one milestone in an arrangement. Accordingly, an arrangement may contain both substantive and non-substantive milestones. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of ASU 2010-17 did not have a material effect on the Company's results of operations or financial condition.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

3.	Significant accounting policies (cont'd)

New Accounting Pronouncements (cont'd)

Management does not believe there would have been a material effect on the accompanying financial statements had any other recently issued, but not yet effective, accounting standards been adopted in the current period.

4.	Common stock

During 2011, the Company issued 3,000,000 common shares to JAL as part of the terms of the "Option Agreement" (Note 6). The shares were measured at their fair value at the grant date ($0.10/sh).

During the year ended December 31, 2011, the Company entered into Flow Through Unit Subscription Agreements to issue 2,300,000 Flow Through Units for US $0.03 per unit, for an aggregate amount of $69,000. Each Flow Through Unit consists of one flow-through common share (a "FT share") and one non-flow-through common share purchase warrant. Each purchase warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") for a period of one year at a price of $0.04 per warrant share.

On July 25, 2011 the Company entered into Subscription Agreement to issue 100,000 Units for US $0.03 per unit, for an aggregate amount of $3,000. Each Unit consists of one common share and one common share purchase warrant. Each purchase warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") for a period of one year at a price of $0.04 per warrant share.

On August 3, 2011 the company entered into a consulting agreement for consulting services related to the planning, acquisition, processing and interpretation of geophysical data from the Company's Voisey's Bay West property. Under the terms of the agreement the Company issued to the Consultant 100,000 common shares. The shares were valued at their fair value at the grant date ($0.04/sh).

During 2011, 8,405,000 share purchase warrants were exercised for aggregate cash proceeds of $265,600.

On November 16, 2011, the Company announced a non-brokered private placement of up to 6 million units at the price of $0.025 per unit for an aggregate gross proceeds of $180,000 (the "Offering"). Each unit of the Offering will consist of one common share of the Company and one common share purchase warrants of the Company. Each warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $0.035 for a period of one year from the closing date of the Offering. Up to 3 million of the unit shares will be designated as flow-through shares (the "Flow Through Shares") for the purposes of the Income Tax Act (Canada), at a price of $0.025 per Flow Through Share. The Company may pay a finder's fee on funds raised from certain subscribers. The funds from the private placements will be used for exploration and development of the Voisey's Bay West Property in Labrador and working capital. The Company completed the private placement on March 13, 2012 and issued 3,400,000 units for an aggregate cash proceeds of $85,000, of which, $54,000 was received in the year and is included in share subscription received in the trial balance.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

4.	Common stock (cont'd)

During 2010, the Company completed a private placement whereby 9,000,000 units were issued at US $0.02 per unit for gross cash proceeds of $180,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.03 until July 27, 2011 and each B Warrant is exercisable to purchase on additional common share of the Company at an exercise price of US $0.03 until July 27, 2012. The fair value of the 9,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

4.	Common stock (cont'd)

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

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

4.	Common stock (cont'd)

The fair value of warrants and options issued during 2010 and 2011 using Black-Scholes options pricing model with the following assumptions:

	Number						Fair Value
Class of	of Warrants	Risk free				Expected	credited to
Warrants/	/Options	interest	Dividend			Life	Contributed
Options	Issued	rate	Yield	Volatility	Strike Price	(in Years)	Surplus

Options
Option	1,100,000	1.42%	0	258.36%	0.05	5	$ 76,757

Warrants
A	9,000,000	1.42%	0	266.68%	0.03	1	66,229
B	9,000,000	1.42%	0	266.68%	0.03	2	74,525
A	11,465,000	1.42%	0	232.89%	0.04	1	237,177
A	647,500	1.42%	0	232.89%	0.04	1	43,149
A	50,000	1.42%	0	232.89%	0.04	1	1,034
B	200,000	1.38%	0	213.46%	0.04	1	3,277
A	2,400,000	1.47%	0	206.65%	0.04	1	34,778

	32,762,500						$ 460,169

Warrants
Balance, December 31, 2009	18,000,000

Issued in 2010	30,362,500
Expired	(4,500,000)
Exercised	(4,500,000)

Balance, December 31, 2010	39,362,500

Issued in 2011	2,400,000
Expired	(21,957,500)
Exercised	(8,405,000)

Balance, December 31, 2011	11,400,000

At December 31, 2011, the following warrants were outstanding:

Number	Price	Expiration
2,400,000	0.04	July 25, 2012
9,000,000	0.03	July 27, 2012

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

5.	Stock-based compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

During 2011, the Company entered into a investor relations consulting agreement. Under the agreement the Company granted to the consultants 200,000 stock options. The optioned shares were granted with an exercise price of 0.04 per share and expire on October 6, 2013. The optioned shares will fully vest over a period not less than 12 months as to 25% on the date that is three months from October 6, 2011 grant date, and a further 25% on each successive date that is three months from the date of the previous vesting. The fair value of these stock options was estimated at the date of grant using the Black-Scholes option - pricing model assuming an expected life of 2 years, a risk - free rate of 1.09%, an expected volatility of 213%, and a 0% dividend yield. The estimated stock option compensation expense is $6,960 and will be recognized based on the vesting terms starting in 2012.

During 2010, the Company authorized and issued 1,100,000 stock options to purchase shares of common stock to certain officers and directors of the Company pursuant to the 2004 plan. The options were granted with an exercise price of $0.05 per share and expire on August 15, 2015. The fair value of these stock options was estimated at the date of grant using the Black-Scholes option - pricing model assuming an expected life of 5 years, a risk - free rate of 1.42%, an expected volatility of 258%, and a 0% dividend yield.

During the year end December 31, 2010, the Company recorded stock-based compensation expense of $76,757.

A summary of the status of the Company's employee stock option plan as of December 31, 2011 and 2010 and changes during the periods then ended are as follows:

		2011		2010
		Weighted Average		Weighted Average
	Number of	Exercise	Number of	Exercise
	options	Price	options	Price

Outstanding, beginning of period	1,600,000	$0.06	700,000	$0.12
Expired	-	-	(200,000)	0.25
Granted	200,000	0.04	1,100,000	0.05

Outstanding, end of period	1,800,000	0.05	1,600,000	0.06

Options exercisable, end of period	1,800,000	$0.05	1,600,000	$0.06

At December 31, 2011, the following employee stock options were outstanding:

Amount	Price	Expiry

200,000	$ 0.04	October 6, 2013
500,000	$ 0.065	August 20, 2014
1,100,000	$ 0.05	August 6, 2015

1,800,000

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

6.	Voisey's Bay property

The Company has entered into an agreement dated July 27, 2010 (the “Purchase of Options Right Agreement”) with JAL Exploration Inc. (“JAL”) pursuant to which the Company has purchased the right (the “Right”) to enter into a subsequent option agreement (the “Option Agreement”) and obtain two property options (the “Options”) relating to three mineral rights licenses comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as the Voisey’s Bay West Property (the “Property”). JAL is owned by a minority shareholder of the Company.

The Right

The Right, if exercised by the Company, allows the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company is to pay the purchase price for the Right by:

1.	Paying US$30,000 at the signing of the Purchase of Options Right Agreement, or by no later than July 27, 2010 (which payment has been made);
2.	Issuing 3,000,000 common shares of the Company (the “Shares”) by July 30, 2010 (which shares have been issued;
3.	Paying US$30,000 by August 15, 2010 (which payment has been made);
4.	Paying US$40,000 by August 31, 2010 (which payment has been made);
5.	Spending no less than US$150,000 in exploration expenditures on the Property by December 31, 2010;
6.	Reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

At any time after the completion of the purchase of the Right described above, which purchase is a firm commitment, but by no later than March 4, 2011, the Company may elect to exercise the Right and thereby enter into the Option Agreement with JAL for a further payment of US$25,000. On March 3, 2011 the Company paid the $25,000 and exercised its right to enter into the Option Agreement.

During 2011, the Company acquired from JAL an additional license comprising of 188 mineral claims adjacent to the Company's Voisey's Bay West Property located on the east coast of North Labrador, Canada.

The Company's acquisition of the additional License has increased the Company's land position under option at the Property from 200 to 388 claims and the Property now covers an area of approximately 9,700 hectares (23,969 acres).

On March 4, 2011 the Company reached an agreement to amend the terms of its option agreement with JAL to acquire two property options relating to four mineral rights licenses comprising 388 claims and approximately 9,700 hectares (the “Option Agreement”).

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

6.	Voisey's Bay property (cont'd)

The Options

Pursuant to the terms of the amended Option Agreement, the conditions for acquiring the first of the two phases of the Options (the “First Option”) have been changed such that now the Company may exercise the First Option by, among other things:

1.	issuing to JAL, upon entry into the Option Agreement, 3,000,000 common shares of the Company (“Shares”) (this has been completed);
2.	paying JAL a total of US$240,000 by December 31, 2014;
3.	issuing to JAL an additional 10,000,000 Shares by December 31, 2014;
4.	spending no less than US$4,000,000 in exploration expenditures on the Property by December 31, 2014;
5.

issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company within five business days of such election or deemed election of the First Option (and by not later than March 31, 2015);

6.	causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2015; and
7.	causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2013.

Once the Company has exercised the First Option it may then choose to proceed with phase two (the “Second Option”), whereby the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property. Under the amended Option Agreement, the Company may exercise the Second Option by, among other things:

1.	paying JAL a total of US$400,000 by July 31, 2017;
2.	issuing to JAL an additional 10,000,000 Shares by July 31, 2016;
3.

issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company within five business days of the notice of election of the Second Option (and by not later than December 31, 2017);

4.	causing a feasibility report pertaining to the Property to be prepared by December 31, 2017; and
5.	arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 whereby the funding is advanced to JAL by March 31, 2019.

In addition, the Company and JAL agreed in the amended Option Agreement that in the event of one or more deposits being located or discovered on the Property, the most significant of the deposits will be named the “Alec Deposit”, in memory of the late Alec Lenec whose persistence and belief in the Property led to its continued exploration. Also, the parties further agreed that should the Property be commercially mined, the mine itself will be named the “Alec Mine” in further honour of Alec.

The Option Agreement has been amended to account for the increase in the Company’s land position, as detailed above.

Pursuant to the amended Option Agreement, the Company is required to issue to JAL 2,000,000 common shares of the Company as one of the conditions to allow it to exercise the first phase of the amended Option Agreement. Subsequent to the year end, the Company issued 2,000,000 common shares to JAL.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

7.	Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party payables consist of the following at December 31, 2011 and 2010:

	2011	2010

Payable to an affiliate owned by a shareholder	$9,512	$9,512

	$9,512	$9,512

In October 2009 and as amended in July 2010 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one year term and will automatically renew annually. Management fees paid to these individuals aggregated $51,000 (2010 - $48,000 and $Nil in 2009) for the year ended December 31, 2011.

8.	Accounts payable and accrued liabilities

	2011	2010

Accounts payable - trade	$261,235	$322,593
Lawsuit settlement liability	73,135	73,135
Accrued interest	30,115	6,115
Accrued management fees	40,750	7,000
Accured professional fees	10,088	-
Accrued Voisey's Bay reimbursement	-	8,229

	$415,323	$417,072

9.	Contingent liabilities

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

During 2009, Continental Resources LTD. (“CRL”), the Company’s wholly-owned subsidiary, and VISA International LTD (“VISA”) entered into a settlement and mutual release agreement (the “Settlement Agreement”) dated September 23, 2009. The agreement states that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005 (the “Consortium Agreement”), under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

9.	Contingent liabilities (cont'd)

In consideration for entering into the Settlement Agreement and thereby settling the claims, CRL will pay to VISA all legal expenses incurred by VISA, amounting to 4,700,000 INR ($99,640 US) for filing and contesting the proceedings filed against CRL, with 1,250,000 INR ($26,505 US) of the settlement amount (the “Initial Payment”) due on September 23, 2009 paid in 2009 and the remaining sum of 3,450,000 INR ($73,135 US) of the Settlement Amount to be adjusted towards payments to be made by VISA to CRL under certain provision of the consortium agreement. The $73,135 is regarded as a liability in these consolidated financial statements.

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

Income tax expense differs from the amount that would result from applying the U.S. federal and state income tax rates to earnings before income taxes.

Pursuant to ASC 740 the potential benefit benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The Company is subject to United States and Canadian federal and state income taxes at an approximate rate of 34%. The reconciliation of the provision for income taxes at Canadian and United States statutory rates compared to the Company’s income tax expense as reported is as follows:

	2011	2010	2009

Loss before income taxes	$(228,984)	$(441,917)	$(225,954)
Income tax rate	34%	34%	34%
Income tax recovery	(77,800)	(150,252)	(76,800)
Permanent differences	(1,394)	130,895	(39,126)
Expired losses	149,600	-	-
Valuation allowance change	(70,406)	19,357	115,926

Deferred income tax (recovery)	$-	$-	$-

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

10.	Income taxes (cont'd)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:

	2011	2010	2009

Total deferred tax assets	$1,847,300	$1,917,706	$1,898,349
Valuation allowance	(1,847,300)	(1,917,706)	(1,898,349)

Net deferred tax assets	$-	$-	$-
Deferred income tax (liability)	$-	$-	$-

The Company has recognized a valuation allowance for the deferred tax assets for which it is more likely than not that the realization will not occur. The valuation allowance is reviewed periodically. When circumstance change and this causes a change in management's judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The net operating loss carryforwards for income tax purposes are approximately $5,433,000 and will begin to expire in 2012.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company’s net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company’s ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. The Canadian non-capital loss carryforwards may also be limited by a change in Company ownership.

11.	Convertible debenture

The carrying value of the convertible debentures payable is as follows:

Balance, December 31, 2011	$240,000
Interest Accrued	30,115

Balance, December 31, 2011	$270,115

The Company issued convertible debentures having a total face value of US $240,000 and maturing September 29, 2012. The debentures bear simple interest of 10%, payable upon the earlier of maturity or conversion, and are convertible into units of the Company at a deemed price of $0.03 per unit, upon prior notice to the Company. The debt component of the convertible debenture is represented by management’s estimate of fair value based on a coupon rate of 10%, an interest rate of comparable debt of 30% and a face value of US $240,000.

Balaton Power Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2011 and 2010
(Expressed in US Dollars)

12.	Supplemental disclosure with respect to cash flows

During the year ended December 31, 2011, the Company issued 3,000,000 common shares to JAL as part of the terms of the "Option Agreement". The shares were measured at their fair value at the grant date ($0.10/sh).

On August 3, 2011 the company entered into a consulting agreement for consulting services related to the planning, acquisition, processing and interpretation of geophysical data from the Company's Voisey's Bay West property. Under the terms of the agreement the Company issued to the Consultant 100,000 common shares. The shares were valued at their fair value at the grant date ($0.04/sh).

During the year ended December 31, 2010, the Company issued 647,500 finder's share purchase warrants with a fair value of $43,149 and 50,000 Units with a fair value of $1,500 as compensation pursuant to the first tranche private placement dated September 29, 2010. In addition, the Company issued 3,000,000 common shares with a fair value of $120,000 as mineral property acquisition costs.

13.	Subsequent events

Subsequent to the year end, the Company issued 2,000,000 to JAL in accordance with the amended option agreement (Note 6).

Subsequent to the year end the Company completed private placement (Note 4) and issued 3,400,000 units for an aggregate cash proceeds of $85,000, of which, $54,000 was received in 2011 and is included in share subscription received in the trial balance. Each unit of the Offering will consist of one flow-through common share of the Company and one common share purchase warrants of the Company. Each warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $0.035 and expire on September 13, 2013.

Subsequent to the year end 500,000 purchase warrants of the Company were exercised for cash proceeds of $15,000.