Form 20-F/A
period 2011-12-31
BALATON POWER INC
filed 2012-06-15
CIK 1132704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
YES [   ]                     NO [   ] N/A

EXPLANATORY NOTE

The sole purpose of this Amendment to the Registrant’s Quarterly Report on Form 20-F for the fiscal year ended December 31, 2011 (the “20-F”), is to furnish the Interactive Data File exhibits pursuant to Rule 405 of Regulation S-T. No other changes have been made to the 20-F, and this Amendment has not been updated to reflect events occurring subsequent to the filing of the 20-F.

ITEM 19.             EXHIBITS

The following financial statements, related schedules and exhibits are included in this Annual Report:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
4.1	Stock Exchange Agreement dated September 30, 2002 between Balaton Power Inc. and Perial Ltd.(1)
4.2	Stock Option Plan dated for reference November 1, 2010(3)
4.3	Settlement and Mutual Release Agreement dated September 23, 2009 between Continental Resources (USA) Ltd. and VISA International Ltd. (2)
4.4	Purchase of Options Right Agreement dated July 27, 2010, as amended and restated March 3, 2011, between Balaton Power Inc. and JAL Exploration Inc. (3)
4.5	Option Agreement dated March 4, 2011 between Balaton Power Inc. and JAL Exploration Inc. (3)
4.6	Management Services Agreement dated effective October 1, 2009 between Balaton Power Inc. and Michael Rosa(2)
4.7	Management Services Agreement dated effective October 1, 2009 between Balaton Power Inc. and Paul Preston(2)
4.8	Amended and Restated Option Agreement dated December 21, 2011 between Balaton Power Inc. and JAL Exploration Inc. (4)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(4)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(4)
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(4)
101	Interactive data files pursuant to Rule 405 of Regulation S-T(5)

(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (SEC File No. 000-32255) filed on July 15, 2004, and incorporated by reference herein.

(2)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (SEC File No. 000-32255) filed on June 28, 2010, and incorporated by reference herein.

(3)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

(4)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (SEC File No. 000-32255) filed on June 1, 2012, and incorporated by reference herein.

(5)	Filed as an exhibit to this Form 20-F/A

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BALATON POWER INC.

/s/ Paul Preston
Paul Preston
Chief Financial Officer

DATED: June 5, 2012